02049781

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME William Hill PLC

*CURRENT ADDRESS Greenside House
50 Station Road
WoodGreen London N22
7TP

**FORMER NAME

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34679 FISCAL YEAR 52 Weeks Ending on Tuesday 1/1/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: Amy O'Brien

DATE : 9/5/02

THE

William HILL

SHARE OFFER

82-34679

02 JUL 11 AM 10:15

MINI PROSPECTUS

TABLE OF CONTENTS

This Mini-Prospectus contains a short description of William Hill PLC's business and recent financial performance together with details of the Global Offer. This information has been derived from the Price Range Prospectus of William Hill PLC published and dated 29 May 2002 (the "Prospectus") which alone contains full details of William Hill PLC, its business and the shares being offered. Terms used or defined in the Prospectus have the same meanings in the Mini-Prospectus. The directors of William Hill PLC are satisfied that this Mini-Prospectus contains a fair summary of the key information set out in the Prospectus. However, please note that in applying for shares in William Hill PLC you will be treated as subscribing or purchasing solely on the basis of the Prospectus, which accordingly you should read in conjunction with this Mini-Prospectus. Copies of the Prospectus are available free of charge during business hours from Schroder Salomon Smith Barney, Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB, Deutsche Bank, Winchester House, 1 Great Winchester Street, London EC2N 2EQ or William Hill PLC, 50 Station Road, Wood Green London N22 7TP, and is available for viewing at the Document Viewing Facility of the UK Listing Authority at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, in each case up to 14 June 2002.

A copy of the Prospectus has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of the Financial Services and Markets Act 2000.

Application has been made to the UK Listing Authority for all of the ordinary share capital of William Hill PLC, issued and to be issued in connection with the Global Offer, to be admitted to the Official List. Application has also been made to the London Stock Exchange for such share capital to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that listing will become effective, and that unconditional dealings in Shares will commence, on 20 June 2002. All dealings prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned. The UK Listing Authority has authorised the issue of this Mini-Prospectus without approving its contents.

The Directors of William Hill PLC, whose names appear on page 16 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

For a discussion of certain risks and other factors that should be considered in connection with an investment in the Shares, see "Investment considerations" in Part 4.

William Hill PLC

(Incorporated in England and Wales under the Companies Act 1985 with registered number 4212563)

Global Offer of approximately 219,755,772 Shares of 10p each
and admission to the Official List and to trading on
the London Stock Exchange
at an Offer Price expected to be between 190p and 240p per Share

Global Co-ordinator, Financial Adviser and Sponsor

Schroder Salomon Smith Barney

Joint Bookrunners

Deutsche Bank **Schroder Salomon Smith Barney**

Co-Lead Managers

ABN AMRO Rothschild **Cazenove**

Expected ordinary share capital immediately following completion of the Global Offer and the use of proceeds from the issue of New Shares in the Global Offer, assuming an Offer Price at the mid-point of the Price Range:

Authorised			Issued and fully paid	
Number	**Amount (£)**		**Number**	**Amount (£)**
800,000,000	80,000,000	Shares of 10p each	428,839,535	42,883,954

From Admission, the Shares will rank in full for all dividends and other distributions declared, made or paid on the ordinary shares of William Hill PLC.

In connection with the Global Offer, Schroder Salomon Smith Barney, as stabilising manager for the account of the Managers, or any person acting for it may over-allocate or effect other transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market for a limited period after the Offer Price is announced. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. However, there is no obligation on Schroder Salomon Smith Barney to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, Schroder Salomon Smith Barney does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

Schroder Salomon Smith Barney and Deutsche Bank are acting for William Hill PLC, Cinven Limited ("Cinven") and CVC Capital Partners Europe Limited ("CVC") and no-one else in connection with the Global Offer and will not regard any other person as their respective clients in relation to the Global Offer and will not be responsible to anyone other than William Hill PLC, Cinven and CVC for providing the protections afforded to clients of Schroder Salomon Smith Barney and Deutsche Bank nor for providing advice in relation to the Global Offer.

No person has been authorised to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been so authorised. Neither the delivery of this document nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.

The Global Offer being made by means of this document is being made in the United Kingdom, the Isle of Man and the Channel Islands by means of an institutional and intermediaries offer, in the United Kingdom by means of an employees offer and outside the United Kingdom, the Channel Islands and the Isle of Man by way of private placings. The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Shares are not transferable except in accordance with, and the distribution of this document is subject to, the restrictions set out in Part 8 of the Prospectus. Accordingly, this document may not be supplied to the public in any jurisdiction, other than the United Kingdom, the Channel Islands and Isle of Man, in which any registration, qualification or other requirements exist or would exist in respect of any public offering of shares.

This document does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any of the Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. In particular, the Shares offered by this document have not been, and will not be, registered under the US Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold within the United States.

The Managers may arrange for the offer and sale of Shares in the United States only to persons reasonably believed to be Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act) in reliance on the exemption from the registration requirements of the US Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act. Prospective purchasers are hereby notified that the sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

No US federal or state securities commission or regulatory authority has approved or disapproved of these Shares or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence in the United States.

The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult its own solicitor, financial adviser or tax adviser for legal, financial or tax advice.

Certain terms used in this document are defined and certain technical and other terms used in this document are explained in "Definitions and glossary" in Part 6.

Part 1 – Expected Timetable for the Global Offer[1]

Latest time for completed application forms from Intermediaries to be received by the Receiving Agent	3.00 p.m. on 14 June 2002
Latest time for completed Employee Application Forms to be received by the Receiving Agent	5.00 p.m. on 14 June 2002
Latest date for bids from institutions	14 June 2002
Announcement of the Offer Price and allocations	17 June 2002
Supplementary prospectus containing the Offer Price published[2]	17 June 2002
Conditional dealings in Shares commence[3]	8.00 a.m. on 17 June 2002
Admission and unconditional dealings in Shares commence	8.00 a.m. on 20 June 2002
Shares credited to CREST accounts	20 June 2002
Despatch of definitive share certificates	commencing 20 June 2002

(1) Each of the times and dates in this timetable is subject to change without further notice. Where a time of day is specified, it refers to London time.

(2) The supplementary prospectus will not automatically be sent to persons who receive this document but will be available for collection from the Company's registered office and from Schroder Salomon Smith Barney and Deutsche Bank.

(3) It should be noted that, if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

Part 2 – Offer Statistics

Price Range[1]	190p to 240p
Number of Shares being offered[2][3]	219.8 million
New Shares[2]	158.2 million
Existing Shares[3]	61.6 million
Number of Existing Shares subject to the Over-Allotment Option[4]	33.0 million
Percentage of the enlarged issued share capital being offered[2][3]	51%
Number of Shares in issue following the Offer[2]	428.8 million
Market capitalisation at the mid-point of the Price Range[5]	£922 million
Pre-exceptional pro forma earnings per Share for the 2001 financial year[6]	13.2p
Expected interim dividend (net) per Share for the 26 weeks ending 2 July 2002[7]	2.9p

(1) The Offer Price may be set within, above or below this Price Range. A supplementary prospectus containing the Offer Price is expected to be published on 17 June 2002.

(2) Based on an Offer Price at the mid-point of the Price Range. The Company intends to issue sufficient New Shares to raise proceeds of approximately £340 million before expenses.

(3) Based on an Offer Price at the mid-point of the Price Range. The number of Existing Shares to be sold is dependent on the Offer Price and may be higher or lower than this number. The Institutional Shareholders reserve the right, subject to the Offer Price, market conditions, the composition and quality of the order book and certain other factors not to sell any Existing Shares in the Offer. See "The Selling Shareholders" in Part 8 of the Prospectus.

(4) Based on an Offer Price at the mid-point of the Price Range. The number of Existing Shares to be subject to the Over-allotment Option is expected to be, in aggregate, equal to 15% of the total number of Shares to be issued or sold in the Global Offer. The Institutional Shareholders reserve the right, subject to the Offer Price, market conditions, the composition and quality of the order book and certain other factors not to sell any Existing Shares in the Offer.

(5) If the Offer Price is not set at such mid-point, the figure for market capitalisation will change.

(6) Extracted from Part 7 of the Prospectus. The pre-exceptional pro forma earnings per Share for the 2001 financial year have been calculated on the basis that the capital structure of the Group following Admission had been in place throughout the 2001 financial year and that the Offer Price was set at the mid-point of the Price Range.

(7) In the absence of unforeseen circumstances, the Directors intend to recommend an interim cash dividend for the 26 weeks ending 2 July 2002 of 2.9p (net) per Share, which will be payable in December 2002 to shareholders on the register in November 2002, reflecting the capital structure and dividend policy of the Group following Admission.

An indication of the impact of variations in the Offer Price is provided in "New Shares subject to the Global Offer" and "The Selling Shareholders" in Part 8 of the Prospectus.

Part 3 – Key Information

The following information is extracted from, and should be read in conjunction with the full text of the Prospectus. Prospective investors should read the whole of the Prospectus and not just rely on this summary.

THE BUSINESS OF WILLIAM HILL

Founded in 1934, William Hill is one of the best known names in the UK betting industry. It is one of the leading providers of fixed-odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering AWPs in the LBOs and operating an online casino. William Hill has a long established and widely recognised brand, with a strong reputation for quality.

William Hill is a market leader in all major betting channels in the UK with a growing international presence through its online business. The Group delivers its betting products to customers through three principal channels:

- **Licensed betting offices** ("LBOs"), comprising a nationwide network in the UK of 1,536 LBOs, making William Hill the second largest operator of LBOs in the UK;
- **Telephone betting**, in which the Directors believe William Hill is the UK market leader with an estimated market share of approximately 40% by turnover; and
- **Online betting**, comprising profitable and fast growing online Sportsbook (www.williamhill.co.uk) and online casino (www.williamhillcasino.com) operations.

LBOs

William Hill has a nationwide network in the UK of 1,536 LBOs, making it the second largest operator of LBOs in the UK by number. The LBO estate is of a high quality, reflecting sustained investment. Approximately 45% of the LBOs are located in London and the south-east of England where the average stake per bet is higher than in the rest of the estate. The scale of the LBO network gives William Hill a significant competitive advantage in terms of brand recognition and allows central fixed costs to be spread across a large estate.

In LBOs, customers have access to real-time sports information and typically a 13 television screen and audio system provides live race or match coverage and commentary, prices, runners, riders and results through satellite links. Sports betting is supplemented by a range of numbers betting opportunities and amusement with prize machines ("AWPs"), which are installed in virtually all of William Hill's LBOs.

In the 2001 financial year, LBOs, including AWPs, generated £1,722 million of turnover (70% of Group turnover), £417 million of gross win (83% of Group gross win) and £93 million of operating profit.

Telephone betting

The Directors believe William Hill is the UK market leader in telephone betting with an estimated market share of approximately 40% by turnover. William Hill has led innovations in telephone betting, having introduced freephone betting and offered debit card betting before any other major UK bookmaker. William Hill has 640 telephone bet capture positions at call centres in Leeds and Sheffield.

As at 1 January 2002, William Hill had approximately 400,000 registered telephone betting accounts including over 150,000 "active" customers (those who placed a bet during 2001).

In the 2001 financial year, telephone betting generated £419 million of turnover (17% of Group turnover), £48 million of gross win (10% of Group gross win) and £16 million of operating profit.

Online betting

William Hill operates an online Sportsbook (www.williamhill.co.uk), based in the UK, and an online casino (www.williamhillcasino.com), based in the Netherlands Antilles, which are profitable and fast growing. William Hill accepted its first bet on the internet in 1998 and since then its online Sportsbook and casino have experienced significant growth in the UK and internationally, attracting customers from over 150 countries since launch. The Directors believe William Hill had the most profitable online betting operation of the major UK bookmakers in 2001.

As at 1 January 2002, William Hill's online Sportsbook had over 280,000 registered accounts, including almost 100,000 active customers, and the casino had over 110,000 registered accounts, including over 35,000 active customers.

In the 2001 financial year, online betting generated £274 million of turnover (11% of Group turnover), £35 million of gross win (7% of Group gross win) and £9 million of operating profit.

The bookmaking industry and fiscal environment

In recent years, as social attitudes towards gambling have changed, there have been regulatory changes in the UK industry and further changes are proposed, resulting in significant opportunities for bookmakers. William Hill has been at the forefront of influencing this change, and has a track record of profitably innovating, diversifying and growing as new opportunities have arisen.

Recently, William Hill played a leading role in persuading the UK Government to abolish betting duty on bookmakers' turnover, that was passed on to customers via deductions, and introduce a tax on bookmakers' profits ("GPT"). This has led to deduction free betting for all customers.

The Directors believe William Hill is well positioned to benefit from the potential opportunities outlined in the July 2001 UK Gambling Review (the "Budd Report") and the March 2002 Government Paper. These include recommendations to allow a doubling of the number of gaming machines permitted in each LBO (including Jackpot machines with higher payouts) and, subject to a code of practice, to relax advertising restrictions. The introduction of GPT and the UK Government's acceptance of the main recommendations of the Budd Report are strong indications of the political support that the gambling industry currently enjoys in the UK.

HISTORY

William Hill was founded in London in 1934 as a telephone bookmaking business through William Hill Organization Limited ("WHO"), one of the principal subsidiaries of William Hill PLC (the "Company"). The Institutional Shareholders acquired their interest in the Group in March 1999 and currently own 88.8% of the Company's Existing Shares. The Company was incorporated in May 2001 and it acquired William Hill Holdings Limited and its subsidiaries as part of a group reorganisation earlier this year to facilitate the Global Offer.

KEY STRENGTHS

The Directors believe that William Hill has a number of significant competitive advantages and strengths, which will be important factors in maintaining and further developing the business, including the following:

- A market leader in all major betting channels in the UK with a growing international presence via its online operation;
- A long established and widely recognised brand, with a strong reputation for quality;
- An extensive and high quality estate of betting shops, which benefits from significant past investment and ongoing refurbishment and improvement;
- An effective risk management system and bookmaking experience;
- A focus on sustainable and profitable growth and tight management of costs;
- Strong cash flow generation;
- A track record of innovation and profitably exploiting regulatory, fiscal and technological change; and
- A strong management team.

A market leader in all major betting channels in the UK

Nationwide network of LBOs

William Hill has a nationwide network of 1,536 LBOs, making it the second largest operator in the UK by number of LBOs. The Directors believe that this extensive estate is of high quality, reflecting sustained investment, and is well-sited. Approximately 45% of the LBOs are in the south-east of England where the average stake per bet is higher than the rest of the estate. The scale of its network gives William Hill a competitive advantage in terms of brand recognition and allows fixed costs to be spread over a large estate.

Market leader in UK telephone betting

The Directors believe William Hill is the UK market leader in telephone betting with an estimated market share of approximately 40% by turnover. William Hill has led innovations in telephone betting, having introduced freephone and offered debit card betting before any other major UK bookmaker, and continues to maintain the position of UK market leadership.

Most profitable online betting operation of any major UK bookmaker in 2001

The Directors believe that William Hill had the most profitable online operation of the major UK bookmakers in 2001. William Hill's online betting operations, comprising the online Sportsbook and casino, became profitable in the 2001 financial year, during which it achieved an operating profit of £9.2 million. The profitability of the online channel has been driven by a significant increase in the number of online Sportsbook and casino customers.

William Hill has developed a range of online products designed to appeal to UK and international markets through the use of multiple languages, currencies and international sports. The online Sportsbook supports six languages, offers betting in eleven currencies and accepts deposits by credit and debit cards and other means. The casino sites currently support bets in pounds sterling and US dollars, and further developments are planned.

The Group intends to integrate its operations by providing a single customer account for the online Sportsbook and telephone betting operations and to introduce functionality to allow funds transfer between online Sportsbook and casino accounts.

Long established and widely recognised brand

The Directors believe that William Hill's long established and widely recognised brand and its reputation together with the ability to spread central fixed costs across all major betting channels represent significant competitive advantages in the development of its betting activities.

In the gambling industry, customers often take comfort from the fact that they are dealing with a long established and widely recognised operator. The Directors believe these factors have also been beneficial in supporting the growth of the Group's online business at limited incremental marketing cost.

Extensive and high quality estate of betting shops

William Hill has a nationwide network of 1,536 LBOs making it the second largest operator in the UK by number of LBOs. William Hill has an ongoing development and modernisation programme designed to improve facilities for the Group's LBO customers and increase floor space in order to accommodate more customers. As a result, over the past 12 years, the Group has redeveloped and refurbished 84% of its current LBO portfolio. The increase in average floor space per LBO achieved through this development and modernisation programme will facilitate the introduction of additional gaming machines, with higher payouts, should the March 2002 Government Paper's recommendations be adopted by the UK Government (see "Industry Issues – Proposed deregulations" in Part 3 of the Prospectus). Rationalising or re-siting selected LBOs and closing or disposing of underperforming LBOs have further enhanced the overall quality of the LBO estate.

The Directors believe these factors have contributed to William Hill achieving on-going profit growth from its LBOs and significantly improved the overall quality of the LBO estate.

Effective risk management system and bookmaking experience

An effective risk management system and bookmaking experience are essential to operating a profitable betting and gaming operation. The Group and its relevant employees have extensive experience in risk management and bookmaking procedures, such as obtaining up-to-date information, imposing bet acceptance limits, hedging and expert odds compilation.

In 2001, William Hill took over 248 million bets in its LBOs, 9.6 million bets on the online Sportsbook and 6.7 million bets by telephone. These bets were spread over 7,150 UK horse races, 16,500 greyhound races, 11,000 football matches and more than 3,000 other sporting events. By offering a very substantial number of betting opportunities to customers, William Hill is able to spread its risk over a large number of events. See "Risk management" in Part 1 of the Prospectus.

Focus on sustainable and profitable growth and tight management of costs

William Hill has pursued a strategy based on continuously developing new sources of income and broadening the appeal of its core bookmaking products.

William Hill has achieved long term growth in gross win, which has increased at a compound annual rate of 9.8%, increasing in every year from 1999 to 2001 and EBIT, which has increased at a compound annual growth rate of 23.2% over the same period. This long term growth in gross win and profitability is due to, among other factors:

- Successfully promoting product diversification and higher margin products, such as numbers betting and football betting;
- Development of new product channels with high growth potential such as the Group's online Sportsbook and casino operations;
- Increasing trading hours in the week and on Sundays in the LBOs; and
- Divesting unprofitable businesses or those in which William Hill does not believe it has the required skills or critical mass to achieve long term attractive returns, such as spread betting.

Strong cash flow generation

As shown in Part 6 of the Prospectus, the Group has been highly and consistently cash generative, generating £133 million in operating cash flow in the 2001 financial year. This is due, in part, to the fact that a majority of the bets placed with the Group are in cash and the business has limited working capital requirements.

Track record of innovation and profitably exploiting innovation and change

The gambling markets in which William Hill operates are tightly defined and controlled by the regulatory, fiscal and legal environment in which they operate. Historically, the growth of UK gambling has been constrained by the regulatory, fiscal and legal environment in the UK, but despite this William Hill has a track record of leading innovation and profitably exploiting change.

Regulatory changes

The launch of the National Lottery in 1994 contributed to the short-term decline in the profitability of LBOs during the mid 1990s. William Hill responded by introducing numbers betting and after successfully lobbying the UK Government for their introduction, installing AWPs in its LBOs, which continue to make a significant contribution to Group profits, and by successfully lobbying the UK Government for a 1% reduction in the betting duty.

Fiscal change

William Hill has responded successfully to developments in the fiscal regime applicable to its telephone and online Sportsbook operations. While the 9% deduction payable on bets placed in the UK applied, William Hill established an offshore telephone betting operation in the Isle of Man in 1998, serving non-UK and non-Isle of Man residents. In 2000 an offshore telephone betting operation in Antigua, serving UK customers, was established due to competition from offshore bookmakers. An offshore online betting operation was established in the Isle of Man in 1998 and was relocated to Antigua in 2000. The establishment of these operations allowed the Group to capitalise on favourable overseas tax regimes, enabling William Hill to offer customers reduced deduction and deduction free betting. In October 2001, with the introduction of gross profit tax in the UK, William Hill was required to repatriate its offshore telephone and online Sportsbook operations to the UK. The Directors believe the establishment of offshore businesses during these periods resulted in significant duty savings and increased profitability for the Group.

Technological change

Information systems are a crucial enabling function for William Hill, especially in the more technologically advanced channels of telephone and online betting. William Hill has been selective in its adoption of new applications and technological developments. The Group has a relatively large in-house information services team supplemented by external resources complementary to the in-house team, which are called upon for peak activity periods and for specialist skill requirements.

William Hill has adopted a prudent approach to the development of its online business with early achievement of profitability a priority. William Hill accepted its first bet on the Internet in 1998 and since then its online Sportsbook and Casino have experienced significant growth both in the UK and internationally. The Directors believe William Hill had the most profitable online betting operation of the major UK bookmakers in 2001.

The Group's track record of developing in-house IT systems, tailored to the specific preferences of its customers, such as speed of bet capture, represent a significant differentiating factor. For example, William Hill developed its online operations cost effectively and successfully moved its online and telephone operations offshore and then repatriated them to the UK in a short time frame with minimal business interruption.

Strong management team

William Hill's senior management is a combination of relatively new appointments with broad general and retail management experience, supported by individuals with unparalleled experience in the bookmaking industry. The Group's management is influential in the bookmaking industry and has a track record of promoting innovation in the industry. See Part 2 of the Prospectus.

STRATEGY

William Hill intends to pursue a strategy aimed at delivering sustainable earnings growth and value for shareholders. The key elements of this strategy are to:

Continue to enhance traditional earnings and maximise organic growth opportunities

William Hill intends to continue to build on its core bookmaking skills to increase profits and enhance the quality of earnings from its established businesses by:

- Continuing to increase the number of profitable betting opportunities available to customers across all channels by offering bets on a broader range of events, offering more betting opportunities (or markets) on each individual event and continuing to develop profitable new products and services;
- Continuing to invest in the development of its LBO estate, subject to stringent investment criteria, with the objectives of maintaining and increasing the size, quality and profitability of the estate;
- Extending LBO trading hours during the week and on Sundays;
- Further expanding William Hill's customer base internationally, predominantly through its online Sportsbook and casino offerings; and
- Integrating and cross promoting its betting channels, for example by the development of a single customer account for the telephone and online activities.

Over recent years, the Group has significantly diversified its sources of gross win, in particular reducing the relative importance of UK horse racing to the Group. This diversification is demonstrated by the introduction of AWPs and numbers betting, and the growth of the online Sportsbook, on which football is the most popular sport, and the development away from traditional betting by setting up the online casino.

The Group believes that its continued focus on offering an increasing range of betting opportunities through all major betting channels will not only continue to appeal to the established frequent customer but also attract new customers, both domestically and internationally.

Profitably exploit new platforms

The Directors believe that there may be significant opportunities for the Group as new delivery channels for betting products are developed and gain popularity including mobile Internet betting and interactive TV betting. For example, the Group accepted its first bet via the Internet in May 1998 and in the 2001 financial year achieved operating profit of £9.2 million from its online business. The Directors believe that the strength of William Hill's brand and track record of developing its online betting using in-house technology, leave it strongly positioned to exploit any new betting channels as they emerge.

Capitalise on opportunities arising from change

The Directors believe that William Hill is well positioned to benefit from recent and expected changes which impact on the betting industry, in particular:

- Substantial profit opportunity arising from the introduction of gross profit tax (see Part 3 of the Prospectus). Since 6 October 2001, the Group's LBOs have increased turnover substantially and also increased contribution over the comparable prior year period, which the Directors believe is in part due to increased recycling as customers adapt their behaviour to the new tax regime and the absence of deductions, and possibly from a reduction in illegal bookmaking; and
- Recommendations in the March 2002 Government Paper to allow a doubling of the number of gaming machines permitted in each LBO to four (including Jackpot machines with higher payouts). The Directors believe that as a result of consistent investment in its LBO estate William Hill is well placed to accommodate additional gaming machines within its LBOs, and the Company is already developing an implementation strategy to allow it to maximise this opportunity, when the relevant legislation is enacted.

William Hill intends to continue to take an active and leading role in the development of the regulatory, fiscal and technological environment affecting the betting industry and gambling as a whole so that it remains well placed to benefit from further opportunities as and when they occur.

Selectively pursue value enhancing acquisitions

The Group's management has experience in making strategic acquisitions of smaller independent bookmakers and integrating them successfully into existing operations. The Directors intend to pursue selectively acquisitions of LBOs, which enhance the overall quality of the Group's estate and are available on terms that enhance shareholder value.

In the longer term, deregulation may reduce the distinction between various forms of gambling and the Group may consider pursuing corporate activity or joint ventures which diversify the Group vertically, into the ownership or distribution of sports rights, or horizontally, into different gambling markets.

The Directors believe that a number of recent developments in the UK gambling market could result in increased opportunities, in particular in relation to consolidation among LBO operators. Following the Global Offer, William Hill will be able to use listed Shares for acquisitions and have access to lower cost capital, in addition to the committed but partially undrawn New Bank Facility, allowing it to play a leading role in the development of the UK gambling industry as opportunities arise. The Directors believe that William Hill's ability to acquire a substantial number of LBOs may be constrained by the competition authorities in the UK.

FINANCIAL INFORMATION

The table below sets out selected key financial information for the Group on a consolidated basis for the periods indicated. This information has been extracted from Part 6 of the Prospectus, which has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. A description of the material differences between UK and US GAAP as they relate to the Group is set out in Part 5 of the Prospectus. Investors should read this document as a whole and not rely solely on the summarised financial information set out below.

	52 weeks ended 28 December 1999[(1)] (£ million)	52 weeks ended 26 December 2000[(1)] (£ million)	53 weeks ended 1 January 2002 (£ million)	13 weeks ended 27 March 2001[(1)] (£ million)	13 weeks ended 2 April 2002 (£ million)
Profit and loss					
Turnover	1,878	2,042	2,452	449	700
Gross win[(2)]	417	452	503	114	131
EBITDA[(3)]	88	99	129	30	43
EBIT[(4)]	74	85	112	26	39
Cash flow					
Operating cash flow	85	101	133	33	47

(1) *Figures for 1999, 2000 and the first quarter of 2001 restated for adoption of FRS17: Retirement benefits.*

(2) *Gross win is total customer stakes less winnings.*

(3) *Earnings before interest, taxation, depreciation and amortisation (excluding in 1999 and for the first quarter 2002, exceptional items, and in 1999 impairment of goodwill in associated undertaking (SIS), see Notes 2 and 14 to the report on William Hill Holdings Limited in Part 6 of the Prospectus).*

(4) *Earnings before interest and taxation (excluding in 1999 and for the first quarter 2002, exceptional items, and in 1999 impairment of goodwill in associated undertaking (SIS), see Notes 2 and 14 to the report on William Hill Holdings Limited in Part 6 of the Prospectus).*

CURRENT TRADING AND PROSPECTS

The Group's financial year ended on 1 January 2002 and a summary of the results for the thirteen weeks ended 2 April 2002 compared to the thirteen weeks ended 27 March 2001 is set out in Part 5 of the Prospectus.

The Group's results for the first quarter of 2002 showed significant increases in turnover, gross win and profit in all betting channels compared to the first quarter of 2001. Profit before interest and taxation (after exceptional costs of £1 million) increased 45% to £37.7 million. The results benefited from particularly strong underlying margins due to favourable results and a high level of recycling following the introduction of deduction free betting and gross profits tax in October 2001.

Since the end of the first quarter, margins have reduced due to less favourable results but are consistent with normal short term variations. The results for the 2002 financial year, and in particular the 26 week period ending 2 July 2002, will be influenced by betting on sporting events due to take place in the coming months, most notably the football World Cup and Royal Ascot. The pattern of betting activity on these events and results may materially impact on the Group's short term trading performance.

Overall, the outlook for the Group's trading for the full financial year remains in line with management's expectations. The Directors believe that the Group is well placed to take advantage of opportunities arising from regulatory, fiscal and technological changes and are confident of William Hill's prospects for the current financial year and beyond.

DIVIDENDS AND DIVIDEND POLICY

The Directors intend to adopt a progressive dividend policy, which will reflect the long-term earnings and cashflow potential of the Group, whilst maintaining an appropriate level of dividend cover.

It is envisaged that the Company will pay an interim dividend in December and a final dividend in June of each year, in the approximate proportions of one third and two thirds respectively of the total annual dividend. The

first dividend to be declared by the Company following the Global Offer will be the interim dividend in respect of the 26 weeks ending 2 July 2002.

In the absence of unforeseen circumstances, the Directors expect to recommend an interim cash dividend for the 26 weeks ending 2 July 2002 of 2.9p (net) per Share, which will be payable in December 2002 to shareholders on the register in November 2002, reflecting the capital structure and dividend policy of the Group following Admission.

THE GLOBAL OFFER

The Company will issue sufficient New Shares to raise approximately £340 million before expenses (£327.3 million after expenses). Based on the mid-point of the Price Range, the Global Offer will consist of an issue of 158.2 million New Shares by the Company and the sale of 61.6 million Existing Shares by the Selling Shareholders, assuming the Over-allotment Option is not exercised. The number of Existing Shares to be sold is dependent on the Offer Price and may be higher or lower than this number. The Institutional Shareholders reserve the right, subject to the Offer Price, market conditions, the composition and quality of the order book and certain other factors not to sell any Existing Shares in the Offer. Assuming the Institutional Shareholders exercise their right to sell Existing Shares in the Offer, they have granted Schroder Salomon Smith Barney on behalf of the Managers the Over-allotment Option pursuant to which Schroder Salomon Smith Barney may require the Institutional Shareholders to sell additional Existing Shares at the Offer Price to cover over-allotments, if any, made in connection with the Global Offer and to cover any short positions resulting from stabilisation transactions. The Over-allotment Option may be exercised, in whole or in part, at any time between determination of the Offer Price and 30 days from Admission. The number of New Shares and Existing Shares to be issued and sold in the Global Offer, and to be the subject of the Over-allotment Option, is described in more detail in Part 8 of the Prospectus.

Under the Global Offer, all Shares will be issued or sold at the Offer Price, which will be agreed between the Company, Cinven, CVC, Schroder Salomon Smith Barney and Deutsche Bank. It is currently expected that the Offer Price will be within the Price Range, although it may be set above or below this range. A number of factors will be considered in determining the Offer Price and the basis of allocation, including the objective of establishing an orderly after-market in the Shares. The Managers have agreed that, subject to determination of the Offer Price and immediately prior to the announcement of the Offer Price, the Managers will enter into commitments under the Underwriting Agreement pursuant to which they will agree, subject to certain conditions, to subscribe or procure subscribers for New Shares and to purchase or to procure purchasers for Existing Shares which, in each case, are allocated pursuant to the Institutional Offer or the Intermediaries Offer. If the Offer Price is not agreed between the Company, Cinven, CVC, Schroder Salomon Smith Barney and Deutsche Bank the Global Offer will not proceed and the Shares will not be issued or sold.

Admission is expected to take place, and unconditional dealings in the Shares are expected to commence, at 8.00 a.m. on 20 June 2002. Prior to that time, it is expected that conditional dealings in the Shares will commence at 8.00 a.m. on 17 June 2002 and settlement of such dealings will take place on 20 June 2002. All dealings prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned. These times and dates may be changed without further notice.

In the Institutional Offer, Shares will be issued or sold to institutions and certain other investors in the UK and elsewhere. Members of the public will not be able to apply to the Company directly for Shares in the Global Offer. However, individuals with a mailing address in the UK, the Channel Islands or the Isle of Man can apply for Shares through Intermediaries. A specific number of Shares has not been set aside to be offered or allocated to the Intermediaries Offer. Schroder Salomon Smith Barney and Deutsche Bank, following consultation with the Company, Cinven and CVC, may decide to vary the number of Shares to be offered in the Intermediaries Offer, depending on demand in the Intermediaries Offer and the Global Offer generally.

Employees (both full and part time) of the Group who were in employment on 27 May 2002 will have the opportunity to subscribe for New Shares at the Offer Price under the Employee Offer. In connection with the Employee Offer, up to 5% of the Shares available under the Global Offer will be made available to eligible Group employees with priority over applications received under the rest of the Global Offer. Eligible Group employees will be sent a separate application form for use in applying for Shares under the Employee Offer. The Employee Offer will not be underwritten by the Managers.

ALLOCATION AND PRICING

Although the Company, the Selling Shareholders and the Managers are under no obligation to proceed with the Offer at this stage, it is anticipated that Shares allocated under the Institutional Offer and the Intermediaries Offer will be fully underwritten by the Managers, as described in "Underwriting arrangements" below. Allocations will be determined at the discretion of Schroder Salomon Smith Barney and Deutsche Bank (following consultation with the Company, Cinven and CVC) after indications of interest from prospective investors have been received.

All Shares issued or sold pursuant to the Global Offer will be issued or sold at the Offer Price. The Offer Price and the numbers of Shares allocated under the Global Offer are expected to be announced on 17 June 2002.

The Managers will be soliciting indications of interest in acquiring Shares under the Institutional Offer from prospective investors. Prospective investors will be required to specify the number of Shares which they would be prepared to acquire at the Offer Price (subject to it being determined). This process is expected to be completed by 3.00 p.m. on 14 June 2002 but the time for receipt of expressions of interest under the Institutional Offer may be extended at the discretion of Schroder Salomon Smith Barney and Deutsche Bank (subject to the agreement of the Company, Cinven and CVC) to a date not later than 30 June 2002.

It is currently expected that the Offer Price will be within the Price Range, but this range is indicative only and the Offer Price may be set above or below it. The Offer Price will be determined by Schroder Salomon Smith Barney and Deutsche Bank with the agreement of the Company, Cinven and CVC. A number of factors will be considered in deciding the Offer Price and the bases of allocation under the Global Offer, including the level and the nature of the demand for Shares and the objective of encouraging the development of an orderly after-market in the Shares.

The rights attaching to the New Shares and the Existing Shares will be uniform in all respects and they will form a single class for all purposes. The proportions in which particular allocations of Shares under the Offer will comprise Existing Shares and New Shares may vary at the discretion of Schroder Salomon Smith Barney and Deutsche Bank. Certain rights of recourse arising pursuant to the Global Offer in respect of the Shares (including in relation to title to the Shares) may be derived from different persons according to whether the Shares acquired are New Shares (in respect of which such persons may not include the Selling Shareholders) or Existing Shares (in respect of which they may do so).

CREST AND THE SHARES

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The articles of association of the Company will permit the holding of Shares under the CREST system. The Company will apply for the Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Shares following Admission may take place within the CREST system if any shareholder so wishes.

CREST is a voluntary system and holders of Shares who wish to receive and retain share certificates will be able to do so. Investors applying for Shares under the Global Offer may, however, elect to receive Shares in uncertificated form if they are a system-member (as defined in The Uncertificated Securities Regulations 2001) in relation to CREST.

Shares available under the Employee Offer will not be available in uncertificated form and successful applicants will instead receive share certificates, which are expected to be distributed from 20 June 2002 to registered shareholders by post.

EMPLOYEE OFFER

Employees of the Group (both full and part time) who were in employment with the Group on 27 May 2002 will have the opportunity to subscribe at the Offer Price for New Shares under the Employee Offer. Shares representing approximately 5% of the Shares available under the Global Offer will be available on a priority basis for subscription by eligible employees under the Employee Offer. All Shares available under the Employee Offer will be issued or sold at the Offer Price (subject to it being determined). Applications must, however, be for Shares having a value of at least £500 for each individual applicant. The detailed terms and conditions governing the Employee Offer are set out in the Employee Application Form being sent to eligible employees. Insofar as applications under the Employee Offer exceed the number of Shares available under it, applications

may be scaled down at the discretion of the Directors. The Employee Offer will not be underwritten by the Managers.

Applications by eligible employees under the Employee Offer must be received, together with a cheque or banker's draft (in sterling) for the value of Shares applied for, by the Receiving Agent at the address specified on the Employee Application Form by not later than 5.00 p.m. on 14 June 2002. Eligible employees must apply in the Employee Offer on the personalised Employee Application Form which is posted to the employee.

THE SELLING SHAREHOLDERS

The number of Existing Shares held and being sold by each of the Selling Shareholders if the Offer Price is set at the mid-point of the Price Range (assuming the Over-allotment Option is not exercised) are as follows:

Selling Shareholders	Number of Existing Shares held	Number of Existing Shares expected to be sold if the Offer Price is set at mid-point of the Price Range
Institutional Shareholders(1)	240,093,711	50,751,471
Yagnish Chotai(2)	63,258	13,372
Donald Mackenzie(3)	430,363	90,971
Current employees(4)	16,718,432	8,336,005
The Employee Benefit Trust(5)	6,680,876	2,424,419

(1) The Institutional Shareholders comprise certain funds managed by, and co-investors with, Cinven and CVC. Those Institutional Shareholders which hold more than 3% of the issued share capital of the Company are listed in paragraph 8 of Part 9 of the Prospectus. The number of Existing Shares to be sold by the Institutional Shareholders will be dependent on the Offer Price. Existing Shares may also be sold by the Institutional Shareholders pursuant to the Over-allotment Option. The number of Shares relating to Institutional Shareholders for these purposes excludes the number of Shares held on behalf of Yagnish Chotai and Donald Mackenzie, which are referred to below.

(2) Yagnish Chotai is a Non-Executive Director of the Company and a director of Cinven. The Shares referred to are held on his behalf by Cinven Nominees Limited, one of the Institutional Shareholders.

(3) Donald Mackenzie is a Non-Executive Director of the Company and a Managing Partner of CVC. The Shares referred to are held on his behalf by CVC Ventures Nominees Limited, one of the Institutional Shareholders.

(4) Each of the employees selling Existing Shares in the Global Offer is a member of the management team below Board level.

(5) The net proceeds from the sale of Existing Shares by the Employee Benefit Trust will be used to repay a loan made to it by William Hill.

The Institutional Shareholders reserve the right, subject to the Offer Price, market conditions, the composition and quality of the order book and certain other factors not to sell any Existing Shares in the Offer. Existing Shares may also be sold by the Institutional Shareholders pursuant to the Over-allotment Option.

If the Offer Price is set at the mid-point of the Price Range, the two largest shareholder groups will be Cinven, and the funds under its management, with 21.2% of the Company's issued share capital, and CVC, and the funds under its management, with 19.7% of the Company's issued share capital. If the Institutional Shareholders decided not to sell any Shares in the Offer the shareholdings of the two largest shareholder groups would be approximately 28.1% and 24.9%, respectively, depending on the number of New Shares issued by the Company.

LOCK-UP AND ORDERLY SALE ARRANGEMENTS

The Company has agreed that, until its announcement of financial results for the 2002 financial year, it will not, without the consent of Schroder Salomon Smith Barney, issue or offer Shares or related securities, other than pursuant to employee share option schemes, in connection with the acquisition of a business or a company where the market value of the Shares being issued does not exceed £50,000,000 or pursuant to the Global Offer.

Each of the Directors and other existing shareholders have each agreed that, until announcement of the Company's financial results for the 2002 financial year, he or it will not, without the consent of Schroder Salomon Smith Barney, having consulted with Deutsche Bank, or in certain other limited circumstances, dispose of any Shares owned by him or it after Admission.

The majority of the Institutional Shareholders, representing 221,676,230 Shares, have agreed to notify each other if they intend to sell any Shares between Admission and 31 December 2003. In such circumstances, the other relevant Institutional Shareholders will have an opportunity to participate in such sale on a pro rata basis.

INVESTMENT CONSIDERATIONS

An investment in the Shares involves risks, including those relating to or arising from the regulatory regimes to which the Group is subject, including the UK Betting Act and certain international regulations, risks inherent to fixed-odds betting, competition within the bookmaking industry, bookmaking seasonality, dependence on key personnel, the Group's significant leverage and ability to service debt and fluctuations in the market price of the Shares. Further details of these risk factors are set out in "Investment considerations" in Part 4.

REASONS FOR LISTING AND USE OF PROCEEDS

William Hill is seeking a listing and is making the Global Offer in order to establish an appropriate capital structure for the next phase of its development and to enhance its strategic flexibility. The Directors believe that a number of recent developments in the UK gambling market could result in increased opportunities, in particular in relation to consolidation among LBO operators. Following the Global Offer, William Hill will be able to use listed Shares for acquisitions and have access to lower cost capital, in addition to the committed but partially undrawn New Bank Facility, allowing it to play a leading role in the development of the UK gambling industry as opportunities arise. The Global Offer will also provide William Hill's Institutional Shareholders with a partial monetisation of their investment and enhanced liquidity for the Shares.

The Company intends to raise proceeds from the Global Offer of approximately £340 million before expenses (£327.3 million after expenses). The Company intends to use the net proceeds from the Global Offer, a drawdown under the New Bank Facility and cash resources of the Group to repay its borrowings under the Deep Discount Bonds, the Term Loan Facility and the Senior Subordinated Notes, as described in the paragraph below.

Part 7 of the Prospectus sets out an unaudited pro forma consolidated net asset statement for the Group as at 2 April 2002 based on the audited consolidated financial information set out in Part 6 of the Prospectus and adjusted to illustrate the capital structure of the Group following Admission. On a pro forma basis, the Company would have raised proceeds from the Global Offer of approximately £340 million. The Company would have borrowed £520 million from Admission under the New Bank Facility of £660 million described in paragraph 13(d) of Part 9 of the Prospectus. The Company would have used its net proceeds from the Global Offer, a draw down of £520 million under the New Bank Facility and cash resources of the Group to repay the entire £481 million owed to the Institutional Shareholders under the Deep Discount Bonds, the entire £300 million of indebtedness under the Term Loan Facility and £172 million to complete its tender offer to buy-in the outstanding Senior Subordinated Notes. These payments would have left the Group with net indebtedness of approximately £497 million. The Company will not receive any of the proceeds from the sale of Existing Shares by the Selling Shareholders.

The pro forma amounts above, with the exception of the proceeds from the Global Offer, may vary from the amounts at Admission due to payments and accrued interest charges between 2 April 2002 and Admission.

On 13 May 2002, the Company announced a tender offer and consent solicitation, conditional on Admission, among other things, for the purchase by William Hill of the Senior Subordinated Notes at a price based upon a spread of 50 basis points over the yield to maturity on the UK Gilt 8% due June 2003. To date, valid tenders in respect of Senior Subordinated Notes and related consents of holders representing in excess of 75% of the outstanding aggregate principal amount of the Senior Subordinated Notes have been received. As a result, it is anticipated that an amended and restated Indenture will be executed that amends the Senior Subordinated Notes and the Indenture and eliminates from the Senior Subordinated Notes and the Indenture substantially all of the restrictive covenants which, among other things, restrict the ability of certain Group companies to incur additional indebtedness, make certain restricted payments (including, under certain circumstances, the payment of dividends) or merge or consolidate with another entity. For further information, see "Liquidity and capital resources" in Part 5 of the Prospectus and "Material contracts" in paragraph 13 of Part 9 of the Prospectus.

WORKING CAPITAL AND FINANCIAL POSITION

The Company is of the opinion that after taking into account the net proceeds from the underwritten issue of New Shares in the Global Offer and the New Bank Facility, the Group has sufficient working capital for its present requirements, that is for at least the 12 months following the date of publication of this document.

There has been no significant change in the financial or trading position of the Group since 2 April 2002, the date to which the latest audited financial statements of the Group in the Accountant's Report in Part 6 of the Prospectus have been prepared.

Other than its acquisition of the other companies in the Group, there has been no significant change in the financial or trading position of the Company since 2 April 2002, the date to which the latest audited financial statements of the Company in the Accountant's Report in Part 6 of the Prospectus have been prepared.

LITIGATION

Except as set out below, no member of the Group is or has been engaged in, nor (so far as the Company is aware) has pending or threatened, any legal or arbitration proceedings which may have or have had in the recent past (including at least the 12 months preceding the date of this document) a significant effect on the financial position of the Group, other than the following proceedings:

(a) the disputes with the BHB in relation to data and pictures rights referred to in Part 3 of the Prospectus of the Prospectus in respect of which the amounts in dispute are not quantified;

(b) the Italian Olympic Committee ("Coni") licences betting on sporting events under its control in Italy. It has commenced proceedings against William Hill alleging that William Hill's internet betting offering breaches Italian licensing laws regulating betting activity. Similar claims have been made against other major UK bookmaking companies that offer internet betting services accessible in Italy. William Hill does not hold a licence from Coni, and has not applied for one. Coni claims that William Hill must pay a fee and a percentage of its revenue to Coni and that William Hill is liable in damages and is in breach of regulations that also have criminal sanctions. A preliminary hearing is scheduled to take place on 12 July 2002. The claim will be vigorously defended by the Group. The primary argument relied upon in forming this belief is that the Italian legislation, which confers an effective monopoly, is incompatible with Article 49 of the European Convention, which provides for a freedom to provide services across the European Union provided that restrictions are not justified in the interests of national social policy or consumer protection.

(c) Menashe Business Mercantile Limited and Dr Julian Menashe have claimed that William Hill's online casino operation indirectly infringes a European patent, of which Dr Menashe is the proprietor. The claim relates to the supply of software by William Hill to users, enabling them to set up a connection with a host computer and to carry out online gambling. William Hill has rejected a settlement offer made by Dr Menashe as being unrealistically high, and disputes both that the patent in question is being infringed and the validity of the patent itself. At a preliminary hearing in March 2002 the Court accepted the territoriality of the patent, if the patent right exists. As a consequence, the Group subsequently served notice to the Court of Appeal to appeal the Court's view on this preliminary point and a hearing date has been fixed for early November 2002. Should Menashe Business Mercantile Limited and Dr Menashe prevail in this action, William Hill is indemnified for resulting damages pursuant to the terms of its agreement with CryptoLogic; and

(d) the Group has received claims from 24dogs Racing (Ireland) Limited ("24dogs") following termination of an agreement dated 23 November 2000 between that company and William Hill Offshore Limited, a company in the Group, for the establishment by 24dogs of an internet website dedicated to the sport of greyhound racing and the provision by the Group of a fixed-odds bookmaking service to that site. Based on legal advice, the Group considers many aspects of the claims to be without merit, and the claims, if pursued, will be vigorously defended.

DIRECTORS, SECRETARY AND REGISTERED OFFICE

John Brown (Chairman)
David Harding (Chief Executive)
Tom Singer (Group Finance Director)
David Allvey (Non-Executive Director)
Yagnish Chotai (Non-Executive Director)
Barry Gibson (Non-Executive Director)
Donald Mackenzie (Non-Executive Director)
Charles Scott (Non-Executive Director)
Nigel Blythe-Tinker (Group Company Secretary)

all of Greenside House, 50 Station Road,Wood Green, London N22 7TP

Part 4 – Investment Considerations

An investment in Shares will involve an element of risk. Accordingly, prior to making an investment decision, prospective investors in the Shares should consider carefully certain risk factors applicable to William Hill described below and the other information contained in the Prospectus.

UK REGULATION

The operation of bookmaking services in the UK is subject to extensive governmental regulation and, in particular, the activities of the Group are subject to the Betting Act. Regulatory authorities typically require various permits, licences, findings of suitability and approvals to be held by bookmakers. The regulatory authorities in the UK have discretion in the granting, renewing and cancellation of bookmaker permits and LBO licences and require that such permits and licences be renewed periodically.

Each of the Group's relevant subsidiaries, and its applicable key personnel, currently hold all requisite permits, licences and approvals in the UK. No assurance can be given, however, that any new, renewed or subsequent permits, licences or approvals that may be required of the Group or its key personnel in the future will be granted or that existing permits, licences or approvals will be renewed or will not be cancelled.

Currently, there are no UK regulations specifically addressing online casino operations. Although the March 2002 Government Paper anticipates establishing regulations to facilitate online casinos, the current position is unclear. As a result, the Group established its online casino offshore and it is currently based in the Netherlands Antilles. Due to the uncertainty relating to UK regulation of online casinos, there can be no assurance that legislators in the UK will not, in the future, seek to prohibit or restrict access to the Group's online casino from the UK. Any such change could have a material adverse effect on the results of operations of the Group's online business.

Under current law, gambling debts may not be enforced in the UK or in certain other countries and, therefore, the Group may be unable to collect gambling debts from its customers in certain circumstances. While the Group carries out its business in such a manner so as to reduce this risk, and a substantial portion of the bets are in cash, there can be no assurance that the Group will be able to recover all gambling debts from its customers in the future.

William Hill relies to a certain extent on the advertising of its products to attract customers. In the UK, the Betting Act restricts the use of advertisements relating to the bookmaking business. In particular, William Hill is not currently permitted to advertise its business in the UK on the television or radio. There can be no assurance that new restrictions will not be imposed. Current UK legislation also restricts the advertisement of the Group's offshore casino operations in the UK. There can be no assurance that existing and potential future laws and regulations will not have a material adverse effect on the Group's operations.

In the March 2002 Government Paper, the Department of Culture Media and Sport (the "DCMS") addressed the recommendations made in the Budd Report in July 2001. The conclusions reached by the DCMS are discussed in more detail in Part 3 of the Prospectus. It is not known to what extent any of the matters addressed in the March 2002 Government Paper will become law and it is possible that certain of the proposals, if they become law, could increase competition with the Group's business. The Directors do not expect any changes to be made to the current legislation on gaming and betting in the UK in 2002. Should such legislation be adopted by the UK Government, the regulations discussed above in respect of permits, licences, approvals, enforceability of gambling debts and advertising could be amended significantly. If the current demand criteria for granting new LBO licences were to be removed, as recommended in the March 2002 Government Paper, this could increase the competition faced by the Group's LBO operations.

The March 2002 Government Paper contained proposals for changes to the current regulation of casinos (including a proposal that casinos would be able to offer betting products), online gambling, prize competitions and other forms of gambling. There can be no assurance that if any of these proposals are implemented, or if there was significant deregulation of these products, it would not have a material adverse effect on the Group's operations.

Whilst the Directors believe that a number of recent developments in the UK gambling market could result in opportunities in relation to consolidation among LBO operators, the Directors believe that William Hill's ability to acquire a substantial number of LBOs may be constrained by the competition authorities in the UK.

INTERNATIONAL REGULATION

Most countries regulate or, in some cases, prohibit gambling activities. Historically, the regulation of the gambling industry has been arranged at a national level and there is no international gambling regulatory regime. Accordingly, while the Group is satisfied that it complies with the laws and regulations in the jurisdictions from which it operates, the question of whether, or the extent to which, existing domestic legislation in other countries applies to the Group's international betting activities is uncertain. In addition, certain countries, such as the People's Republic of China, have enacted specific legislation prohibiting online gambling and similar legislation has been proposed but not yet enacted in certain other countries.

In the United States, at the end of 1999, the US Senate approved a bill intended to prohibit and criminalise internet gambling, but the companion bill in the House of Representatives was not passed. A similar bill is now before the US House of Representatives, as well as two other bills intended to prohibit and criminalise financial transactions related to internet gambling in the United States. There can be no assurance that any of these bills or similar bills will not become law in the United States in the future. In addition, certain states have passed, or may pass, legislation prohibiting or restricting internet gambling, and a number of successful prosecutions of online sportsbook operators have been made in the United States. Due to legal concerns in the US, the Group stopped taking bets on its online Sportsbook site from persons registered in the US with effect from 1 February 2002. However, William Hill cannot guarantee that US-based individuals may not evade the controls that the Sportsbook site uses to prevent this occurring. Sportsbook bets from persons registered in the US represented 2% of the Group's gross win from online operations in the 2001 financial year. The Group continues to offer its online casino, which is based in the Netherlands Antilles, to persons in the US. Online casino bets from persons registered in the US represented 5% of the Group's gross win from online operations in the 2001 financial year. There can be no assurance that the Group will be able to continue offering its online casino in the United States.

In May 2002 the Hong Kong Legislative Council approved certain amendments to the Gambling Ordinance prohibiting Hong Kong residents from placing bets with offshore bookmakers or aiding and abetting Hong Kong residents with such activities. It is too early to assess the impact this new Ordinance may have and the Group currently continues to offer its online Sportsbook and casino to Hong Kong residents. William Hill cannot guarantee that the Hong Kong authorities will not seek to prosecute offshore bookmakers, or customers that use offshore bookmakers, and there can be no assurance that the Group will be able to continue offering its online Sportsbook or casino in Hong Kong. Online Sportsbook and casino bets from persons registered in Hong Kong represented 7% of gross win from online operations in the 2001 financial year.

The Italian Olympic Committee licences betting on sporting events under its control in Italy. It has commenced proceedings against William Hill alleging that William Hill's online Sportsbook offering breaches Italian licensing laws regulating betting activity. Similar claims have been made against other major UK bookmaking companies that offer internet betting services accessible in Italy. William Hill does not hold a licence from the Italian Olympic Committee, and has not applied for one. The Italian Olympic Committee claims that William Hill must pay a fee and a percentage of its revenue from customers in Italy to the Italian Olympic Committee and that William Hill is liable in damages and is in breach of regulations that also have criminal sanctions. See paragraph 16 of Part 9 of the Prospectus. Although this claim will be vigorously defended, there can be no assurance that such defence will be successful nor that similar claims will not be made by similar bodies in other jurisdictions.

Although, the Group's operations comply with the relevant regulations in the countries in which such operations are established, the Group has not considered the gambling laws and regulations in every jurisdiction in which it advertises its services or from which it accepts bets. Accordingly, there can be no assurance that the application of existing or potential future laws and regulations, or the payment of licence fees or levies in jurisdictions from which William Hill accepts bets, will not have a material adverse effect on the development or operation of the Group's international activities or have a material adverse effect on the Group's results of operations.

UK FISCAL ENVIRONMENT

Bookmakers in the UK are subject to significant taxation and levies. With effect from 6 October 2001 the UK Government reformed betting duty which was levied on customers of off-course bookmakers at a rate of 6.75% of their stake, to a 15% charge on bookmakers' gross profit (which for this purpose is gross win). This has resulted in the removal of deductions from customers' stakes or winnings. Gross profit tax is payable on all UK betting activities including the telephone and online Sportsbook businesses previously conducted offshore,

which were repatriated to the UK on 6 October 2001. There can be no assurance that the rate of tax will remain at 15% or that other changes will not be made by the current UK Government or its successors to tax legislation that would have a detrimental effect on the Group's results of operations.

BOOKMAKING RISK

In common with the other major bookmaking operators in the UK, the Group is not a "pool" betting operation. The Group's primary products involve fixed-odds betting where winnings are paid on the basis of the stake placed and the odds quoted, rather than derived from a pool of stake money received from all customers. Consequently, there is potentially no upper limit on the losses that could be incurred by the Group in relation to each betting outcome although there are individual limits of winnings for any individual client on a day. A bookmaker's odds are determined so as to provide an average return to the bookmaker over a large number of events. There is an inherently high level of variation in gross win percentage event-by-event and day-by-day. In the long-term the gross win percentage has remained fairly constant, although it will be affected by the impact of gross profit tax. In the short-term there is less certainty of profitability and the Group has from time to time experienced significant losses with respect to individual events or betting outcomes. The effect of future fluctuations and single-event losses on the Group's operating results could be material in the short-term.

RELATIONSHIP WITH THE RACING INDUSTRY

Bookmakers operating in the UK are currently obliged to pay a statutory levy to the Levy Board, the proceeds of which are used to fund various activities relating to British horse racing. On 2 March 2000, the UK Government announced that it had accepted the recommendations of the Quinquennial Review of the Levy Board that the levy system and the Levy Board itself should be abolished. The Government also invited the BHB to produce a realistic plan to show how horse racing could be funded as a national sport without a statutory levy, taking into account racing's potential income from a wide variety of sources.

In summer 2001, the BHB issued a draft document setting out its proposed licensing policy to third parties (including bookmakers) in respect of pre-race data for all 59 British racecourses and, acting as the agent of the Racecourse Association ("RCA"), the rights to pictures and audio from 49 of the 59 British racecourses. The Group does not accept the BHB's ownership of intellectual property rights, which it initially attempted to enforce in respect of the Group's online operations. In this regard, the Group is currently involved in litigation with the BHB concerning the alleged infringement of the BHB's database rights from the Group's use of lists of runners and riders on the internet for the purposes of accepting bets on horse races taking place in England, Scotland and Wales. In February 2001, judgement was given against the Group in the Chancery Division of the High Court. The Group is currently appealing this decision. For more information see Part 3 of the Prospectus.

Without accepting the BHB's claim to data rights, the Group, together with other UK bookmakers, has agreed the terms of a five year licence with the BHB for the provision of pre-race data by the BHB. It also has a picture and audio agreement for a period up to December 2004. For more information see Part 3 of the Prospectus. Those 21 courses who have an option to terminate the agreement after eight months could result in pictures from approximately 300 meetings not being available which could have an adverse impact on the Group's profitability. The Directors believe that a number of races from these courses will remain available via free to air broadcasting.

The Group referred the original licence for data suggested by the BHB to the Office of Fair Trading ("OFT") in the UK. The OFT's enquiry has since been widened to incorporate the BHB's overall licensing policy, which has been the subject of a number of complaints, and on 21 October 2001 the OFT launched a competition enquiry into the BHB's supply of pre-race data and audio-visual rights to bookmakers. As part of the new five year licence arrangement, the Group and certain other major bookmakers have agreed to withdraw their complaints to the OFT in respect of pre-race data, leaving it to the discretion of the OFT whether to pursue this matter. The provision of pictures is still the subject of a complaint to the OFT and the BHB's exclusive data rights are also under ongoing review. It is anticipated that the OFT's investigation will be concluded in the next few months and there can be no assurance that the outcome will be favourable to the Group.

For more information see "Industry issues – Database and related rights" in Part 3 of the Prospectus.

SPORTS RIGHTS PAYMENTS

The Group pays substantial levies and fees, such as the horse racing levy, a voluntary greyhound racing levy and football fees, and is likely to incur similar levies and fees in the future. Any material increase in current

levies or fees, or any requirement to pay additional levies or fees, could have a material adverse effect on the Group. The Group cannot predict what financing arrangements or fees will be required in the future and the consequences for the Group as a result of levy or fee increases, and no assurance can be given that such payments, or a failure to reach agreement on the level of such payments or, if such payments are not paid or agreed, a reduction in the data, pictures and audio in respect of the sports or other events and a consequent reduction in bets placed on those sports or other events, will not materially and adversely affect the Group's results of operations. For instance, while the fees paid to the FA Premier League, the Football League, the Scottish Premier League and the Scottish Football League in connection with football betting have been agreed until the end of the 2002/03 football season with respect to LBOs, the issues of telephone and online Sportsbook fees remain outstanding. The relevant agreement between BAGS and the tracks providing greyhound racing expires in December 2003, after which the relevant tracks may also seek increased payments. See "Industry issues" in Part 3 of the Prospectus.

COMPETITION

William Hill faces competition from other bookmakers in the business areas in which it operates as well as from suppliers of other gambling products, such as the National Lottery. See "Competition" in Part 1 of the Prospectus. The bookmaking industry in the UK is comprised of a concentrated number of national bookmaking operators, each with a significant market share, and a large number of small regional operators, each competing for the same customers. There can be no assurance that competition from telephone and online bookmakers that retain offshore operations, or from new or existing competitors in the UK, will not have a material adverse effect on the Group's operating results. The anticipated deregulation of the gambling industry may reduce the distinction between various forms of gambling and may also increase the competition from operators in other gambling sectors. The Directors intend to seek underlying growth for the business through the further development of the Group's products and channels and through continued investment in its facilities. There can be no assurance, however, that such initiatives will result in improved operating profits for the Group. In addition, there can be no assurance that any further development or investment by the Group will not be matched by the Group's competitors.

TECHNOLOGY RISKS

The Group's operations, including but not limited to its telephone betting and its online operations, are highly dependent on technology and advanced information systems, and there is a risk that such technology or systems could fail. In the event of such failure in the UK, the Group's business continuity procedures would take effect, which include back-up arrangements between three sites in Leeds and a site in Sheffield and manual methods capable of replacing those reliant on technology, but there can be no assurance that such procedures will prevent or mitigate any material adverse effect of such failure on the Group's financial condition or operations. The Group is currently considering the implementation of back-up arrangements for its Netherlands Antilles online casino operation as the Group is currently reliant upon a single system. Similarly, there can be no assurance that the technology currently used by, and being developed by, the Group will be successful, or that it will not be rendered obsolete by new technologies introduced in the industry or adopted by the Group's competitors.

If the Group or any of the third-party services on which it relies failed to transmit customer information and payment details online in a secure manner, or if they otherwise failed to protect customer privacy in online transactions, there is a risk that the Group's current customers would stop accessing the Group's online sites or that potential customers would be deterred from using the Group's online sites. In addition, there can be no assurance that the Group's sites will not be subject to disruption by "hackers" or other security breaches. These types of events could expose the Group to potential liability and could materially adversely affect the results of operations of the Group's online business.

The Group's online casino operates from the Netherlands Antilles using technology and operational support provided by CryptoLogic Inc. ("CryptoLogic"). The Netherlands Antilles is regarded by management as a favourable base for the Group's online casino operation from a cost, fiscal and regulatory perspective. However, if the fiscal or regulatory regime in the Netherlands Antilles were to be changed adversely, or if the Netherlands Antilles ceased to be a cost-effective base, the Group may have to relocate its online casino operation which could be at significant cost to the Group. In addition, if CryptoLogic were to cease for any reason to provide technology and operational support to the online casino operation, a change in the supplier of such services could cause the online casino to be closed for a period of time and a replacement supplier may

be at an incremental cost to the Group, each of which could materially adversely affect the results of operations of the Group's online business.

SEASONALITY, SPORTS SCHEDULES AND GENERAL ECONOMIC TRENDS

The Group's operating results are affected by seasonality and, in particular, the schedule of sports events on which the Group accepts bets. The horse racing schedule in the UK, from which a high proportion of the Group's turnover and gross win are derived, is weighted towards the spring and summer months, when the Group operates extended trading hours, and certain high profile races which attract significant betting activity, such as the Grand National and the Derby occur. As a result, the Group has historically recorded higher turnover in the spring and summer months.

William Hill's operating results are also affected by the schedules of other significant sporting events which may occur at regular but infrequent intervals, such as the football World Cup and European Championship. Cancellation of one or more significant sporting events, due to adverse weather conditions for example, or the curtailment of sporting events for any other reason, such as foot and mouth disease, would impact on the Group's operating results. In addition, demand for the Group's products, like those of other participants in the gambling industry, is influenced to a certain degree by general economic trends. There can be no assurance that the Group's operating results will not be affected by general economic trends in the future.

DEPENDENCE ON KEY PERSONNEL

The Group depends on the efforts and skills of a number of key personnel. In addition, the Group's future success depends to some extent on its ability to continue to attract, motivate and retain highly experienced and qualified employees. The loss of the services of key individuals, to the extent that the Group could not replace them, or an inability to attract new personnel could have a material adverse effect on the Group's business. The Group has entered into employment agreements with those members of management who exercise day-to-day management of the Group. Among other things, these agreements require all the Executive Directors and senior management of the Company to give one year's notice of their intention to resign. The Group has not obtained "key man" life insurance policies for any of its personnel.

CREDIT CARD PROCESSING

The Group currently accepts credit and debit card payments from online and telephone betting customers and debit cards in LBOs. In the fourth quarter of 2001, certain US-based card issuing institutions decided to limit the use of their credit cards for internet gaming transactions. New restrictions on offshore betting in Hong Kong may also discourage card issuing institutions, in particular those based in Hong Kong, from accepting internet gaming transactions from Hong Kong residents. Should all or an additional number of the major card schemes or card issuing companies decide to stop accepting payment transactions for bookmaking or internet gambling operations, the Group's financial performance could be adversely affected.

SIGNIFICANT LEVERAGE AND ABILITY TO SERVICE DEBT

Part 7 of the Prospectus sets out an unaudited pro forma consolidated net asset statement for the Group as at 2 April 2002 based on the audited consolidated financial information set out in Part 6 of the Prospectus and adjusted to illustrate the capital structure of the Group following Admission.

On this basis, the Company would have raised proceeds from the Global Offer of approximately £340 million. The Company would have borrowed £520 million from Admission under the New Bank Facility of £660 million described in paragraph 13(d) of Part 9 of the Prospectus. The Company would have used its net proceeds from the Global Offer, its draw down of £520 million under the New Bank Facility and cash resources of the Group to repay the entire £481 million owed to the Institutional Shareholders under the Deep Discount Bonds, the entire £300 million of indebtedness under the Term Loan Facility and £172 million to complete its tender offer to buy-in the outstanding Senior Subordinated Notes. These payments would have left the Group with net indebtedness of approximately £497 million. The Company will not receive any of the proceeds from the sale of Existing Shares by the Selling Shareholders.

The amounts above, with the exception of the proceeds from the Global Offer, may vary from the amounts at Admission due to payments and accrued interest charges between 2 April 2002 and Admission.

On 13 May 2002, the Company announced a tender offer and consent solicitation, conditional on Admission, among other things, for the purchase by William Hill of the Senior Subordinated Notes at a price based upon a

spread of 50 basis points over the yield to maturity on the UK Gilt 8% due June 2003. In the event that all of the holders of the Senior Subordinated Notes accept the tender offer, and assuming total consideration plus accrued interest of £1,112.36 per £1,000 principal amount of tendered notes the aggregate payment to be made by William Hill will be approximately £167 million.

The Group's debt service obligations under the New Bank Facility could have important consequences, including: (a) a substantial portion of the dividends and other payments to the Company from its subsidiaries will be dedicated to the payment of principal and interest on its indebtedness, (b) the Group's ability to obtain additional financing in the future may be limited, (c) certain of the Group's borrowings will be at variable rates of interest, which could cause the Group to be vulnerable to increases in interest rates, (d) the Group's indebtedness imposes financial and other restrictive covenants that limit the ability of the Group and its subsidiaries to, among other things, borrow additional funds, and dispose of assets, and the failure to comply with such restrictions may result in an event of default, which, if not cured or waived, could have a material adverse effect on the Group, (e) the Group's indebtedness could place the Group at a competitive disadvantage compared to those of its competitors that have less debt and (f) the Group's substantial degree of leverage may hinder the Group's ability to adjust rapidly, if required, to changing market conditions and could make the Group more vulnerable in the event of a downturn in general economic conditions or its business. There can be no assurance that in the event of unforeseen changes over the longer term, the Group's cash flow will be sufficient for repayment of the Group's indebtedness.

NO PRIOR PUBLIC MARKET FOR WILLIAM HILL'S SHARES AND AN ACTIVE TRADING MARKET FOR WILLIAM HILL SHARES MAY NOT DEVELOP

Prior to the Global Offer, there has been no public market for the Company's shares. Although the Company has applied to have all of its existing Shares admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange, and it is expected that these applications will be approved, William Hill can give no assurance that an active trading market for the Shares will develop or, if developed, will be sustained following the closing of the Offer. If an active trading market is not developed or maintained, the liquidity and trading price of the Shares could be adversely affected. The Offer Price, which may bear no relationship to the price at which the Shares will trade upon completion of the Offer, will be determined by negotiations between William Hill and the representatives of the Managers, based upon factors that may not be indicative of future market performance. See Part 8 of the Prospectus for a description of the Global Offer.

DIVIDEND PAYMENTS

The Directors of William Hill may choose not to pay any dividends. Future dividends will depend on, among other things, the Group's future profit, financial position, capital requirements, distributable reserves, credit terms, general economic conditions and other factors that the Directors deems significant from time to time.

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFER COULD ADVERSELY AFFECT THE COMPANY'S SHARE PRICE

If the Offer Price is set at the mid-point of the Price Range, and the Over-allotment Option is not exercised, the Institutional Shareholders will together own an aggregate of approximately 44.2% of the Company's issued share capital. In such circumstances, the two largest shareholder groups (Cinven, and the funds under its management, and CVC, and the funds under its management) would hold 22.1% and 19.7%, respectively, of the Company's issued share capital. If the Offer Price is set at the mid-point of the Price Range, and the Over-allotment Option is exercised in full, the Institutional Shareholders will together own an aggregate of approximately 36.6% of the Company's issued share capital. If the Institutional Shareholders decided not to sell any Shares in the Offer the shareholdings of the two largest shareholder groups would hold approximately 28.1% and 24.9%, respectively, based in the mid-point of the Price Range. Sales of a substantial number of Shares in the public market following the Offer, or the perception that sales could occur, could adversely affect the market price for Shares. Each of the Directors and other existing shareholders have agreed that, until announcement of the Company's financial results for the 2002 financial year, without the consent of Schroder Salomon Smith Barney or in certain other limited circumstances, dispose of any Shares owned by him or it after Admission.

SHARE PRICE VOLATILITY AND LIQUIDITY

The share prices of publicly traded companies can be highly volatile. The price at which the Shares will be quoted and the price which investors may realise for their Shares will be influenced by a large number of

factors, some specific to William Hill and its operations and some which may affect the bookmaking industry, or quoted companies generally. These factors could include William Hill's financial performance, development programmes, large purchases or sales of shares, legislative or regulatory changes in the bookmaking industry and general economic conditions.

POSSIBLE UNAVAILABILITY OF PRE-EMPTIVE RIGHTS FOR US HOLDERS OF ORDINARY SHARES

In the case of certain increases in the share capital of William Hill, existing shareholders of William Hill are generally entitled to pre-emptive rights unless waived by a resolution of the shareholders at a general meeting or in certain circumstances as stated in the Articles. US holders of Ordinary Shares are customarily excluded from exercising any such pre-emptive rights they may have to acquire Ordinary Shares unless a registration statement under the Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder is available. No assurance can be given that any registration statement would be filed by William Hill or that any exemption from the registration requirements would be available to enable the exercise of such US holders' pre-emptive rights or that William Hill will utilise such exemption.

Part 5 – UK Taxation

William Hill urges investors to consult their own tax advisers about the UK tax consequences of purchasing, holding and disposing of Shares.

GENERAL

The following statements are only a guide to the general position and are based on current UK taxation legislation and practice of the UK Inland Revenue, both of which are subject to change, possibly with retrospective effect. They relate to persons who are resident or ordinarily resident in the UK for UK tax purposes and who are the beneficial owners of Shares and the ownership of Shares. The comments below may not apply to certain classes of shareholders such as dealers in securities, insurance companies and collective investment schemes. If you are in any doubt as to your tax position or if you are subject to tax in a jurisdiction other than the UK, you should consult your own professional advisers.

DIVIDENDS

Under current UK taxation legislation, no tax will be withheld from dividend payments by the Company.

Individuals

UK resident individual shareholders who receive a dividend from the Company will generally be entitled to a tax credit, which can be set off against the individual's income tax liability on the dividend payment. The rate of tax credit on dividends paid by the Company will be 10% of the gross dividend (or one-ninth of the dividend payment). UK resident individual shareholders who are not liable to income tax in respect of the gross dividend will generally not be entitled to reclaim any part of the tax credit. In the case of a UK resident individual shareholder liable to income tax at only the lower or basic rate (taking account of the gross dividend he or she receives), the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A UK resident individual shareholder liable to income tax at the higher rate will to the extent that his or her income (including the gross dividend) exceeds the threshold for higher rate income tax be subject to income tax on the gross dividend at 32.5%, but will be able to set the tax credit off against part of this liability. An individual shareholder who is liable to the higher rate of income tax will therefore, after deducting the tax credit, have to account for additional income tax equal to 22.5% of the gross dividend.

Companies

A corporate shareholder resident in the UK (for tax purposes) will generally not be subject to corporation tax on dividend payments. Corporate shareholders will not, however, be able to claim repayment of tax credits attaching to the dividend payments.

Non-Residents

In general, the right of non-UK resident shareholders to reclaim tax credits attaching to dividend payments will depend upon the existence and the terms of an applicable double tax treaty. In most cases, the amount that can be claimed by non-UK resident shareholders will be nil as a result of the terms of the relevant treaty. Non-UK resident shareholders should consult their own tax advisers in respect of their tax liabilities on dividend payments.

Pension Funds

UK taxpayers who are not liable to income tax, including pension funds and charities, will not be entitled to reclaim the tax credits on dividends paid by the Company. In lieu of this entitlement, charities will generally be entitled to limited compensation until 5 April 2004.

CHARGEABLE GAINS

A disposal of the Shares by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, (subject to any available exemption or relief) give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains. A shareholder who is an individual and who ceases to be resident or ordinarily resident for tax purposes in the UK for a period of less

than five years and who disposes of Shares during that period may also be liable to UK taxation of chargeable gains (subject to any available exemption or relief).

STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

The conveyance or transfer on sale of Shares will generally be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5). Stamp duty is normally the liability of the purchaser or transferee of the Shares.

An unconditional agreement to transfer Shares will normally give rise to a charge to Stamp Duty Reserve Tax ("SDRT") at the rate of 0.5% of the amount or value of the consideration for the Shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or the transferee of the Shares.

Where Shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depository receipts, stamp duty or SDRT may be payable at a rate of 1.5% (rounded up, in the case of stamp duty, to the nearest £5) of the amount or value of the consideration payable or, in certain circumstances, the value of the Shares. Clearance service providers may opt under certain circumstances for the normal rates of SDRT to apply to a transfer of Shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of Shares into the clearance service.

Paperless transfers of Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system. Deposits of Shares into CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration.

Special rules apply to agreements made by market intermediaries in the ordinary course of their business.

In relation to the New Shares being issued by the Company, no liability to stamp duty or SDRT will arise on the issue or on the issue of definitive share certificates in respect of such shares by the Company other than in circumstances involving depository receipts or clearance services referred to above.

In relation to the sale of the Existing Shares by the Selling Shareholders, a liability to stamp duty and/or SDRT will arise in relation to their sale by the Selling Shareholders under the Global Offer. Under the terms of the Underwriting Agreement the Selling Shareholders have agreed to meet the liability to stamp duty of original purchasers of Existing Shares (subject to a maximum rate in respect of each Existing Share of 50p per £100 or part thereof of the Offer Price) which will arise on such initial sale. The Selling Shareholders will also meet any liability to SDRT of the original purchasers arising in respect of the initial transfer of the Existing Shares by the Selling Shareholders within the CREST system (subject to a maximum rate in respect of each Existing Share of 0.5% of the Offer Price).

29 May 2002

Definitions:

Act	the UK Companies Act 1985 (as amended)
Admission	admission of the Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange becoming effective
BAGS	Bookmakers' Afternoon Greyhound Services Limited, a non profit making company set up by various bookmakers, including William Hill
Bank Facilities	the Term Loan Facility and the Revolving Facility to be repaid shortly after Admission
Betting Act	the UK Betting, Gaming and Lotteries Act 1963 (as amended)
Brent Walker	The Brent Walker Group PLC
Camec	Camec Limited, formerly Mecca Bookmakers Limited
Cinven	Cinven Limited
Company	William Hill PLC
Credit Agreement	the credit agreement between Will Hill Limited, WHO, Bankers Trust International PLC, Bankers Trust Company and Bankers Trustee Company Limited, as amended, described in paragraph 13(e) of Part 9 of the Prospectus and to be repaid shortly after Admission
CREST	the system for the paperless settlement of trades in listed securities, of which CrestCo. Limited is the operator
CULS	the convertible unsecured redeemable loan stock issued by Will Hill Limited to The Grand Bookmaking Holdings Limited which were waived and repaid during the course of 1999
CVC	CVC Capital Partners Europe Limited
Deep Discount Bonds	the Unsecured Loan Notes 2009 of William Hill Investments Limited held by the Institutional Shareholders and to be repaid shortly after Admission
Deutsche Bank	Deutsche Bank AG London
Directors or Board	the directors of the Company
Employee Application Form	form for use by eligible employees of the Group applying for Shares under the Employee Offer
Employee Offer	the priority offer being made to eligible employees of the Group more fully described in Part 8 of the Prospectus, the terms and conditions governing which are set out in the Employee Application Form and accompanying documents
Exchange Act	the United States Securities Exchange Act of 1934 (as amended)
Executive Directors	David Harding and Tom Singer
Existing Shares	the ordinary shares in the capital of the Company that will be in issue immediately prior to Admission
Global Offer or the Offer	the Institutional Offer, the Intermediaries Offer and the Employee Offer
Indenture	the indenture between William Hill Finance, Will Hill Limited and The Bank of New York dated 14 May 1998 described in paragraph 13(g) of Part 9 of the Prospectus
Institutional Offer	the bookbuilt offer of Shares to institutional investors described in Part 8 of the Prospectus, the terms and conditions governing which are set out in Part 8 of the Prospectus
Institutional Shareholders	certain funds managed by, and co-investors with, Cinven or CVC including the Non-Executive Directors related to them that currently hold 88.8% of the Company's issued share capital
Intercreditor Deed	the intercreditor deed between Will Hill Limited, William Hill Finance, The Grand Bookmaking Holdings Limited, Nomura International plc, Bankers Trust Company and Bankers Trustee Company Limited described in paragraph 13(f) of Part 9 of the Prospectus
Intermediaries	member firms of the London Stock Exchange and other securities houses, regulated by the FSA
Intermediaries Application Form	the form for use by Intermediaries applying for Shares under the Intermediaries Offer
Intermediaries Offer	the offer of New Shares to Intermediaries more fully described in Part 8 of the Prospectus, the terms and conditions governing which are set out in the Intermediaries Application Form and accompanying documents
Laystall	Laystall Limited, formerly Brent Walker Bookmakers Limited
London Stock Exchange	London Stock Exchange plc
Long-term Incentive Plan	the long-term incentive plan to be operated by the Group for senior executives, as described in paragraph 4(d) of Part 9 of the Prospectus
Managers	persons underwriting the Offer named in paragraph 25 of Part 9 of the Prospectus

New Bank Facility	bank facility described in paragraph 13(d) of Part 9 of the Prospectus
New Shares	new Shares to be issued by the Company under the Global Offer
Non-Executive Directors	the Directors other than the Executive Directors
Offer Price	the price at which each Share is to be issued or sold under the Global Offer
Official List	the Official List of the UK Listing Authority
Over-allotment Option	the options granted by the Institutional Shareholders pursuant to which Schroder Salomon Smith Barney may require the Institutional Shareholders to each sell additional Existing Shares at the Offer Price
Price Range	the range of prices set out in this document between which the Offer Price is expected to be set (although the Offer Price may be set outside this range), as described in Part 8 of the Prospectus
Qualified Institutional Buyers or QIBs	has the meaning given by Rule 144A
Receiving Agent	Capita IRG Plc
Regulation S	Regulation S under the Securities Act
Retail Offer	the part of the Offer being made to members of the public in the UK, Jersey and the Isle of Man
Revolving Facility	the £50 million secured revolving facility provided to Will Hill Limited pursuant to the Credit Agreement which is to be repaid shortly after Admission
Rule 144A	Rule 144A under the Securities Act
Schroder Salomon Smith Barney	Salomon Brothers International Limited in its capacity as sponsor and financial adviser and Salomon Brothers U.K. Equity Limited in its capacity as global co-ordinator, joint bookrunner, stabilisation manager and a Manager. "Schroder" is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited and Salomon Brothers U.K. Equity Limited
Securities Act	the United States Securities Act of 1933 (as amended)
Selling Shareholders	the Institutional Shareholders, certain members of the management team below Board level and the Employee Benefit Trust, as set out in Part 8 of the Prospectus
Senior Subordinated Notes	the £150 million aggregate principal amount of $10^{5}/_{8}$ % senior subordinated notes due 2008 issued by William Hill Finance and guaranteed by Will Hill Limited which have been tendered for repurchase as described in paragraph 13(g) of Part 9 of the Prospectus
Share Option Plan	the sharesave scheme established by the Company for employees of the Group as described in paragraph 4(c) of Part 9 of the Prospectus
Shares	ordinary shares of 10p each in the capital of the Company
SIS	Satellite Information Services (Holdings) Limited or its subsidiary Satellite Information Services Limited, as the context requires
Subsidiary	has the meaning given in section 736 and section 736A of the Act
Term Loan Facility	the £175 million, £100 million and £75 million secured term facilities provided to Will Hill Limited pursuant to the Credit Agreement and to be repaid shortly after Admission
Tote	The Horserace Totalisator Board
UK or United Kingdom	The United Kingdom of Great Britain and Northern Ireland and its dependent territories
UK GAAP	generally accepted accounting principles in the UK
Underwriting Agreement	the underwriting agreement entered into between the Company, the Selling Shareholders, the Directors, Schroder Salomon Smith Barney and the other Managers described in Part 8 of the Prospectus
US or United States	United States of America, its territories and possessions, any state of the United States and the District of Columbia
US GAAP	generally accepted accounting principles in the US
VAT	UK Value Added Tax, currently 17.5%
WHH	William Hill Holdings Limited
WHH Group	William Hill Holdings Limited and its subsidiaries
WHIL	William Hill Index (London) Limited
WHL	Will Hill Limited
WHO	William Hill Organization Limited
WHTL	William Hill Trustee Limited
William Hill or the Group	the Company and its subsidiaries, or any of them, as the context may require
William Hill Employee Benefit Trust, the EBT or the Trust	the William Hill Holdings 2001 Employee Benefit Trust, an employee share ownership trust established by the Company, as described in paragraphs 4(c) and 4(d) of Part 9 of the Prospectus
William Hill Finance	William Hill Finance plc, the issuer of the Senior Subordinated Notes

Glossary:

1999 financial year	52 weeks ended 28 December 1999
2000 financial year	52 weeks ended 26 December 2000
2001 financial year	53 weeks ended 1 January 2002
2002 financial year	52 weeks ended 31 December 2002
active customers	customers who have placed a bet with William Hill within the relevant financial year
amusement with prize machines or AWPs	electronic slot machines into which customers insert coins to play games of chance; current UK regulations allow up to two AWPs in each LBO, each of which can pay cash prizes of up to £25
betting duty	a duty charged by the UK Government, until October 2001, on off-course turnover payable by bookmakers pursuant to the Duties Act. Since October 2001, betting duty is based on bookmakers' gross win (see GPT below)
BHB	British Horseracing Board
Budd Report	the report published in July 2001 as a result of an independent review commissioned by the UK Government to examine controls on gambling in Great Britain and chaired by Sir Alan Budd
deduction	amount either paid by the customer at the time of placing a bet or deducted from customer winnings used by bookmakers to cover payments of duty and levy. This payment or deduction was at a rate of 9% (6.75% of which was payable to the UK Government) on bets placed in the UK until the introduction of GPT on 6 October 2001
dog racing levy	a voluntary levy, currently 0.4% of the Group's off course UK turnover relating to greyhound racing, for the purpose of supporting greyhound racing in the UK
Duties Act	the UK Betting and Gaming Duties Act 1981 (as amended)
EPOS	electronic point of sale
fixed odds bet	a bet in which the odds are fixed either (i) in respect of horseracing, through the starting price mechanism or (ii) with respect to other bets, by the bookmaker and which are not influenced by the number of customers placing bets
gaming machines	electronic machines into which customers insert coins to play games of chance; the March 2002 Government Paper differentiated these machines into four categories ranging from Category D with a maximum stake of 10p and maximum prize of £5 to Category A with unlimited stakes and prizes
gross profit tax or GPT	a duty charged by the UK Government of 15% of a bookmaker's gross win, introduced in October 2001
gross win	total customer stakes less customer winnings
gross win percentage or GWP	gross win as a percentage of gross turnover
horse racing levy	a levy attributable to bets taken on horse racing and payable to the Horserace Betting Levy Board, primarily for purposes of augmenting the prize money available for winning horses and providing certain racecourse amenities; the horse racing levy for the year ending 31 March 2002 consisted of a levy of 1.52% on the Group's LBO horse racing turnover, a levy of 1.15% on the Group's onshore telephone betting turnover, a levy of 1.2% of the Group's onshore online Sportsbook turnover and a fixed fee of £130 per annum in respect of on-course turnover. Changes in the levy arrangements for the levy year ending on 31 March 2003 are explained in Part 3 of the Prospectus
index betting	in index (or spread) betting customers can place more complex bets on an individual's or team's performance in a sporting or other event
IT	information technology
LBO	licensed betting office
March 2002 Government Paper	the UK Government paper released on 26 March 2002 on its proposals for updating the laws governing gambling in Great Britain
numbers betting	a type of fixed odds wager in which customers place bets on the odds of one or more numbers being drawn from a pool of numbers
odds	the ratio of potential winnings to the stake placed by the customer; for example, if the odds are 2-1, the winnings will be £2 for every £1 staked
Sportsbook	bets accepted on sporting and other events
recycling	the concept that, with the introduction of gross profit tax, the portion of a customer's money that would have previously been used to cover the deduction which may now be bet, and potentially lost, by such customer
starting price	a price based on the odds offered by a selection of on-course bookmakers at the time a race begins; these are determined for each runner by the starting price returners of the Press Association on the basis of their observations of the prices available from the on-course bookmakers
URL	Uniform Resource Locator; the "address" or location of a web site or other internet service
warm sources	customers known to have access to information about individual events or selections

The information contained in this preliminary offering memorandum is not complete and may be changed. The Company may not sell these Securities until the offe memorandum is delivered in final form. This preliminary offering memorandum is not an offer to sell these securities and is not soliciting an offer to buy these securities in jurisdiction where such offer or sale is not permitted.

William Hill PLC

Ordinary Shares

at a price expected to be between £1.90 and £2.40 per share

Shares of William Hill PLC are being offered hereby by certain of the Managers through their respective selling agents named below to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") or another exemption from, or transaction not subject to, the registration requirements of the Securities Act and, in reliance on Regulation S under the Securities Act, directly to purchasers in the provinces of Ontario, Quebec and British Columbia, Canada on a private placement basis.

In addition to the offering of Shares in the United States and Canada, the Managers are concurrently offering Shares outside the United States in reliance on Regulation S under the Securities Act. The offering of Shares in the United States and Canada hereby forms part of the Global Offer of Shares described in the listing particulars which have been prepared in accordance with the listing rules of the UK Listing Authority made under Section 74 of the Financial Services and Markets Act 2000 of the United Kingdom.

Prior to the Global Offer, there has been no public market for the Shares. Application has been made to the UK Listing Authority for admission to the Official List and application has been made to the London Stock Exchange for admission to trading thereon of the whole of the ordinary share capital of William Hill PLC, issued and to be issued in connection with the Global Offer.

See "Investment considerations" in Part 4 of this offering memorandum for a discussion of certain risks and other factors to be considered in connection with an investment in the Shares.

The Shares have not been and will not be registered under the Securities Act or the applicable securities laws and regulations of any state of the United States and are being offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A in a transaction not involving a "public offering" (within the meaning of Section 4(2) of the Securities Act) and are being offered and sold outside the United States in reliance on Regulation S. Prospective purchasers are hereby notified that the seller of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The Shares are not transferable except in accordance with the restrictions, and each purchaser or subscriber of Shares offered hereby will be deemed to have made the acknowledgements, representations and agreements, described under "Securities Laws - United States of America" in Part 8 of this offering memorandum.

In connection with the Global Offer, the Institutional Shareholders have granted to Schroder Salomon Smith Barney an Over-allotment Option, exercisable at any time up to 30 days after the date of Admission, to cover over-allotments (if any) made in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. The Over-allotment Option requires such shareholders to make available 15% of the total number of Shares to be issued or sold in the Global Offer, in aggregate, at the Offer Price. See "Over-allotment option" in Part 8 of this offering memorandum.

On May 28, 2002, the average rate for Canadian dollars, as reported by the Bank of Canada, was approximately £0.45 = CDN$1.00. See "Exchange rate information".

Offering Price Range: £1.90 to £2.40 per sh[illegible]

The Managers expect to deliver the Shares [illegible] nst payment on June 20, 2002.

02 JUL 11 [illegible] 12:45

[illegible]unners

Deutsche Bank **Schroder Salomon Smith Barney**

Co-lead Managers

ABN AMRO Rothschild **Cazenove**

May 29, 2002

TABLE OF CONTENTS

This offering memorandum is confidential and is being furnished by William Hill PLC (the "Company") in connection with an offering exempt from registration under the Securities Act and from the prospectus and registration requirements under the securities legislation of Ontario, Quebec and British Columbia, Canada, solely for the purpose of enabling a prospective investor to consider the purchase of Shares of the Company described herein.

This offering memorandum is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire Shares of the Company. The information contained in this offering memorandum has been provided by the Company and other sources identified herein. The Directors confirm that to the best of their knowledge and belief, the information contained in this offering memorandum is in accordance with the facts and contains no omission likely to affect the import of this offering memorandum. No representation or warranty, express or implied, is made by the Managers as to the accuracy or completeness of such information, and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation by the Managers. Any reproduction or distribution of this offering memorandum, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the Shares offered hereby is prohibited. Each offeree of the Shares, by accepting delivery of this offering memorandum, agrees to the foregoing.

Prospective investors should only rely on the infomation in this offering memorandum. No person has been authorised to give any information or make any representations other than those contained in this offering memorandum and, if given or made, such information or representations must not be relied upon as having been authorised by the Company, the Selling Shareholders or the Managers. The Company is not making an offer of the Shares in any jurisdiction where the offer is not permitted. Neither the delivery of this offering memorandum nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information in this offering memorandum is correct as of any time subsequent to its date.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF

NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT PASSED UPON OR ENDORSED THE MERITS OF THE GLOBAL OFFER NOR CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED ON THE MERIT OF THE SECURITIES DESCRIBED HEREIN AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENSE.

In connection with the Global Offer, Schroder Salomon Smith Barney, as stabilising manager for the account of Managers, or any person acting for it may over-allocate or effect other transactions with a view to supporting the market price of the Shares or any options, warrants or rights with respect to, or interests in, the Shares or other securities of the Company at a level higher than that which might otherwise prevail in the open market for a limited time period after the Offer Price is announced. Such transactions may be effected on any securities market, over-the-counter-market, stock exchange or otherwise. However, there is no obligation on Schroder Salomon Smith Barney to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Except as required by law, Schroder Salomon Smith Barney does not intend to disclose the extent of any overallotments and/or stabilisation transactions under the Global Offer.

Schroder Salomon Smith Barney and Deutsche Bank are acting for William Hill PLC, Cinven Limited ("Cinven") and CVC Capital Partners Europe Limited ("CVC") and no one else in connection with the Global Offer and will not regard any other as their respective clients in relation to the Global Offer and will not be responsible to anyone other than William Hilll PLC, Cinven and CVC for providing the protections afforded to clients of Schroder Salomon Smith Barney and Deutsche Bank nor for providing advice in relation to the Global Offer.

The distribution of this offering memorandum in certain jurisdictions may be restricted by law. No action has been or will be taken by the Company, the Selling Shareholders or Managers to permit a public offering of the Shares or to permit the possession or distribution of this offering memorandum (or any other offering or publicity materials or application form(s) relating to the Shares) in any jurisdiction where action for that purpose may be required, other than in the United Kingdom, the Channel Islands and the Isle of Man. Accordingly, neither this offering memorandum nor any advertisement or any other offering material may be distributed or published in any jurisdiction except under circumstances which will result in compliance with any applicable laws and regulations. Persons into whose possession this offering memorandum comes are required by the Company and the Managers to inform themselves about and observe any such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

In making an investment decision, prospective investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved. The contents of this offering memorandum are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own solicitor, financial adviser or tax adviser for legal, financial or tax advice.

This offering memorandum contains summaries of certain documents. The Company believes these summaries are accurate, but prospective investors should refer to the actual document for complete information. The information contained in this offering memorandum under the heading "Exchange rate Information" includes extracts from summaries of information and data publicly released by sources indicated therein. Accordingly, the Company accepts responsibility for accurately extracting such information from such sources. However, such information has not been independently verified by the Company.

AVAILABLE INFORMATION

The Company has agreed to furnish to the US Securities and Exchange Commission (the "Commission") certain information in accordance with Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Company expects to be advised by the Commission that it has been added to the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Exchange Act. If the Company is added to this list, it will furnish to the Commission certain information in accordance with Rule 12g3-2(b). In addition, the Company has agreed that, so long as it is necessary in order to permit holders of the Shares to effect resales under Rule 144A, the Company will, during any period in which the Company is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b), furnish, upon request, to any holder of Shares offered hereby, or any prospective purchaser designated by such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

MARKET AND INDUSTRY DATA

Market data used in this offering memorandum was obtained from the Company's internal surveys and industry surveys and publications. Industry surveys and publications generally state that the information contained in them has been obtained from sources believed to be reliable. The Company has not independently verified such data. While the Company has compiled and extracted market data, it can provide no assurances as to the accuracy and completeness of such information and takes no responsibility for such data. Similarly, while the Company believes that the internal surveys are reliable, they have not been verified by any independent sources and the Company can provide no assurances as to their accuracy.

ENFORCEMENT OF CIVIL LIABILITIES

The Company is a public limited company incorporated under the laws of England and Wales. The majority of the Directors and the Selling Shareholders reside outside of the United States and Canada, and a substantial portion of the assets of the Company and such persons are located outside the United States and Canada. As a result, it may not be possible for investors to effect service of process within the United States or Canada upon the Company or such persons, or to enforce against them in England in original actions or actions for enforcement of judgements of the US federal or state courts, of civil liabilities predicated upon US federal securities laws or to enforce a judgment obtained in Canadian courts against such companies or such persons outside of Canada.

FORWARD-LOOKING STATEMENTS

This offering memorandum includes "forward-looking statements" within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the US Private Securities Litigation Reform Act of 1995. All statements (other than statements of historical fact) included in this offering memorandum regarding the Group's financial position, business strategy and strengths, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), or any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "plans", "seeks", "will", "may", "anticipates", "would", "could", "continue" or similar expressions or the negative thereof, are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Group, or industry results, to be materially different from any future results or from those suggested in this offering memorandum. The Group cautions investors not to place undue reliance on its forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future and many of the factors that will determine the Group's actual results or performance or achievements are beyond its control. The important factors that could cause the Group's actual results, performance or achievements to differ materially from those in a forward-looking statement include, but are not limited to, those set out in the section entitled "Investment Considerations" in Part 4 of this offering memorandum. These forward-looking statements speak only as at the date of this offering memorandum. Should there be any significant change prior to Admission affecting any matter contained in this offering memorandum or a significant new matter arises prior to Admission, these will be reflected in an amendment to this offering memorandum. In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this offering memorandum might not occur. Additional risks that the Company may currently deem immaterial or that are not presently known to the Company could also cause the forward-looking events discussed in this offering memorandum not to occur. The Company (and any other person responsible for the production of this offering memorandum or any matter contained herein) expressly

disclaims any obligation or undertaking to update or revise any forward looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, unless required to do so by the Financial Services and Markets Act 2000, the Listing Rules or federal securities law or the rules of any other securities regulatory authority.

PRO FORMA FINANCIAL INFORMATION

The report on pro forma financial information in Part 7 of this offering memorandum is included solely to comply with the requirements of the UK Listing Authority. The form of that report does not comply with US GAAS, since US GAAS do not provide for an expression of an opinion on a review of pro forma financial statements or the performance of agreed upon procedures on specified data. To express an opinion on pro forma financial statements in conformity with US GAAS, an examination greater in scope than that performed would be required.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

Unless otherwise indicated, all references in this offering memorandum to "pounds sterling", "£", "penny", "pence" or "p" are to the lawful currency of the United Kingdom, references to "US Dollars", "$" or "US$" are to the lawful currency of the United States and references to "CDN$" are to the lawful currency of Canada. The Company prepares its financial statements in pounds sterling.

Unless otherwise indicated, financial information in this offering memorandum, including the pro forma financial information in Part 7, has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. A summary of the principal differences between UK GAAP and US GAAP is set out in Part 5 of this offering memorandum.

Certain financial data in this offering memorandum has been rounded.

The Company's financial year normally comprises 52 weeks ending on the last Tuesday prior to, or falling on, December 31. Periodically, a 53rd week is necessary to realign the accounting year with the calendar.

Certain terms used in this offering memorandum are defined and certain technical and other terms used in this offering memorandum are explained, in "Definitions and glossary" in Part 10 of this offering memorandum.

Unless the context otherwise requires or it is expressly provided to the contrary, the information in this offering memorandum assumes no exercise of the Over-allotment Option.

All times referred to in this offering memorandum are, unless otherwise stated, references to London time.

REPRESENTATIONS, ACKNOWLEDGEMENTS AND AGREEMENTS OF CANADIAN PURCHASERS

Confirmations of the acceptance of offers to purchase any Shares will be sent to purchasers in Canada who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Shares resident in Canada who receives a purchase confirmation, by the purchaser's receipt thereof, represents to, and agrees with, each of (i) the Company, (ii) any Selling Shareholder(s) on whose behalf the distribution is made who, alone or in combination with persons or companies, hold a sufficient number of any securities of the Company to affect materially the control of Company, (iii) the Managers and any their affiliates from whom such purchase confirmation is received, that:

(a) such purchaser and any ultimate purchaser for which such purchaser is acting as agent is eligible under applicable Canadian securities laws to purchase the Shares without the use of a dealer registered under such securities laws and without the benefit of a prospectus qualified under such securities laws;

(b) if resident in Ontario, such purchaser is not an individual, and is an "accredited investor", as defined in Ontario Securities Commission Rule 45-501 (the "Ontario Rule");

(c) if resident in Québec, represents that such purchaser is a "sophisticated purchaser", as defined in section 44 of the *Securities Act* (Québec) when purchasing the Shares as principal or is a "sophisticated purchaser", as defined in section 45 of the *Securities Act* (Québec) when purchasing for the portfolio of a person managed solely by it;

(d) if resident in British Columbia, represents that such purchaser either (i) is designated as an "exempt purchaser" in an order made by the Executive Director of the British Columbia Securities Commission for the purposes of section 74(2)(3) of the *Securities Act* (British Columbia); (ii) is not an individual and is purchasing a sufficient number of Shares such that the aggregate acquisition cost to

such purchaser is not less than CDN$97,000; or (iii) is not an individual and is an "accredited investor" as defined in Multilateral Instrument 45-103;

(e) such purchaser's investment decision will be based solely on the final version of this offering memorandum and not on any other information concerning the Company or the offering;

(f) the Shares are being distributed in Canada on a private placement basis only and that any resale of such Shares must be in accordance with the requirements of applicable securities laws;

(g) where required by law, represents that such purchaser is either purchasing the Shares as principal for its own account and not as agent or trustee or is deemed to be purchasing the Shares as principal for its own account in accordance with the applicable securities laws of the jurisdiction in which such purchaser is resident and is not a company or other entity created solely for the purpose of permitting a group of persons to acquire securities in reliance on a prospectus exemption; and

(h) it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of Shares be drawn up in the English language only. *Chaque acheteur résidant dans une jurisdiction représente à l'emetteur et au conseiller en investissement que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des actions soient rédigés uniquement en anglais.*

RIGHTS OF ACTION (ONTARIO PURCHASERS)

Pursuant to the Ontario Rule, purchasers in Ontario shall have the right of action referred to in section 130.1 of the *Securities Act* (Ontario) (the "Ontario Act"), where this offering memorandum and any amendment thereto contains a misrepresentation (as defined in the Ontario Act). However, such rights must be exercised by Ontario purchasers within the prescribed time limits. The following is a concise description of the right of action for rescission or damages, or both, that is available to purchasers in Ontario of the Shares.

Where this offering memorandum contains a misrepresentation and it was a misrepresentation at the time of purchase, a purchaser resident in Ontario who purchases Shares offered hereby during the period of distribution shall have a right of action against the Company and against any Selling Shareholder(s) on whose behalf the distribution is made who, alone or in combination with persons or companies, hold a sufficient number of any securities of the Company to affect materially the control of the Company, for rescission or damages, exercisable:

(a) in the case of an action for rescission, within 180 days after the date on which payment was made for the Shares offered hereby: or

(b) in the case of any action, other that an action for rescission, within the earlier of:

   (i) 180 days after the purchaser first has knowledge of the facts giving rise to the cause of action; or

   (ii) three years after the date on which payment was made for the Shares offered hereby,

   provided that:

(a) the Company and/or the Selling Shareholders will not be held liable under this paragraph if they prove that the purchaser purchased the Shares with knowledge of the misrepresentation;

(b) in an action for damages, the Company and/or the Selling Shareholders will not be liable for all or any portion of such damages that the Company and/or the Selling Shareholders prove do not represent the depreciation in value of the Shares as a result of the misrepresentation relied upon;

(c) in no case will the amount recoverable under this paragraph exceed the price at which the Shares were offered to the purchaser; and

(d) the right of action for rescission or damages conferred by section 130.1 of the Ontario Act is in addition to and without derogation from any other right the purchaser may have at law.

The foregoing summary is subject to the express provisions of the Ontario Act and the rules and the regulations thereunder (including the Ontario Rule) and reference is made thereto for the complete text and provisions. Purchasers resident in Ontario should refer to those provisions for the particulars of these rights or consult with a legal adviser.

TAXATION OF CANADIAN PURCHASERS

Canadian purchasers of Shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Shares in their particular circumstances and with respect to the eligibility of the Shares for investment by the purchaser under relevant legislation.

EXCHANGE RATE INFORMATION

The following table sets out, for the periods and dates indicated, certain information regarding the noon buying rate in The City of New York as announced by the United States Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") for cable transfers in pounds sterling, expressed in dollars per pound sterling. Such rates are provided solely for the convenience of the reader and should not be construed as a representation that sterling amounts actually represent such dollar amounts or that such sterling amounts could have been, or could be, converted into dollars at that rate or any other rate. Such rates are not used by the Company in the preparation of its consolidated financial statements included elsewhere in this offering memorandum.

Year ended December 31,	*Average*(1)	*High*	*Low*	*At Period End*
1997	$ 1.64	1.71	1.58	1.64
1998	1.66	1.72	1.61	1.66
1999	1.61	1.68	1.55	1.62
2000	1.51	1.65	1.40	1.50
2001	1.44	1.50	1.37	1.45
2002 (to May 28, 2002)	1.4359	1.4676	1.4074	1.4618

(1) The average of the Noon Buying Rates on the last business day of each full month (or shorter applicable period) during the relevant period.

The following table sets out, for the periods indicated, certain information concerning the number of pounds for which one Canadian dollar could be exchanged based on the quoted rate from the Bank of Canada. Exchange rates as reported by the Bank of Canada used herein are based on Bank of Canada "nominal rates", which are neither buying nor selling rates. Rates available from financial institutions will likely differ. No representation is made that the Canadian dollar amounts actually represent such pound amounts or could have been or could be converted into pounds at the rate indicated, any other rate or at all.

Period	*Period end rate*	*Average rate*
January 1, 1997–December 31, 1997	£0.43 = CDN$1.00	£0.44 = CDN$1.00
January 1, 1998–December 31, 1998	£0.39 = CDN$1.00	£0.41 = CDN$1.00
January 1, 1999–December 31, 1999	£0.43 = CDN$1.00	£0.42 = CDN$1.00
January 1, 2000–December 31, 2000	£0.45 = CDN$1.00	£0.44 = CDN$1.00
January 1, 2001–December 31, 2001	£0.43 = CDN$1.00	£0.45 = CDN$1.00
April 25, 1999–April 29, 2000	£0.43 = CDN$1.00	£0.42 = CDN$1.00
April 30, 2000–April 28, 2001	£0.45 = CDN$1.00	£0.45 = CDN$1.00
April 30, 2000–January 27, 2001	£0.46 = CDN$1.00	£0.45 = CDN$1.00
April 29, 2001–April 27, 2002	£0.44 = CDN$1.00	£0.45 = CDN$1.00

On May 28, 2002, the average rate for Canadian dollars, as reported by the Bank of Canada, was approximately £0.45 = CDN$1.00.

A copy of this document, which comprises a prospectus relating to William Hill PLC as required by the listing rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act.

Application has been made to the UK Listing Authority for all of the ordinary share capital of William Hill PLC, issued and to be issued in connection with the Global Offer, to be admitted to the Official List. Application has also been made to the London Stock Exchange for such share capital to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that listing will become effective, and that unconditional dealings in Shares will commence, on 20 June 2002. All dealings prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned.

The Directors of William Hill PLC, whose names appear on page 7 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

For a discussion of certain risks and other factors that should be considered in connection with an investment in the Shares, see "Investment considerations" in Part 4.

William Hill PLC

(Incorporated in England and Wales under the Companies Act 1985 with registered number 4212563)

Global Offer of approximately 219,755,772 Shares of 10p each
and admission to the Official List and to trading on
the London Stock Exchange
at an Offer Price expected to be between 190p and 240p per Share

Global Co-ordinator, Financial Adviser and Sponsor
Schroder Salomon Smith Barney

Joint Bookrunners

Deutsche Bank **Schroder Salomon Smith Barney**

Co-lead Managers

ABN AMRO Rothschild **Cazenove**

Expected ordinary share capital immediately following completion of the Global Offer and the use of proceeds from the issue of New Shares in the Global Offer, assuming an Offer Price at the mid-point of the Price Range:

Authorised			Issued and fully paid	
Number	Amount (£)		Number	Amount (£)
800,000,000	80,000,000	Shares of 10p each	428,839,535	42,883,954

From Admission, the Shares will rank in full for all dividends and other distributions declared, made or paid on the ordinary shares of William Hill PLC.

In connection with the Global Offer, Schroder Salomon Smith Barney, as stabilising manager for the account of the Managers, or any person acting for it may over-allocate or effect other transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market for a limited period after the Offer Price is announced. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. However, there is no obligation on Schroder Salomon Smith Barney to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, Schroder Salomon Smith Barney does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

Schroder Salomon Smith Barney and Deutsche Bank are acting for William Hill PLC, Cinven Limited ("Cinven") and CVC Capital Partners Europe Limited ("CVC") and no-one else in connection with the Global Offer and will not regard any other person as their respective clients in relation to the Global Offer and will not be responsible to anyone other than William Hill PLC, Cinven and CVC for providing the protections afforded to clients of Schroder Salomon Smith Barney and Deutsche Bank nor for providing advice in relation to the Global Offer.

No person has been authorised to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been so authorised. Neither the delivery of this document nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.

The Global Offer being made by means of this document is being made in the United Kingdom, the Isle of Man and the Channel Islands by means of an institutional and intermediaries offer, in the United Kingdom by means of an employees offer and outside the United Kingdom, the Channel Islands and the Isle of Man by way of private placings. The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Shares are not transferable except in accordance with, and the distribution of this document is subject to, the restrictions set out in Part 8. Accordingly, this document may not be supplied to the public in any jurisdiction, other than the United Kingdom, the Channel Islands and Isle of Man, in which any registration, qualification or other requirements exist or would exist in respect of any public offering of shares.

This document does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any of the Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. In particular, the Shares offered by this document have not been, and will not be, registered under the US Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold within the United States.

The Managers may arrange for the offer and sale of Shares in the United States only to persons reasonably believed to be Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act) in reliance on the exemption from the registration requirements of the US Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act. Prospective purchasers are hereby notified that the sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

No US federal or state securities commission or regulatory authority has approved or disapproved of these Shares or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence in the United States.

The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult its own solicitor, financial adviser or tax adviser for legal, financial or tax advice.

Certain terms used in this document are defined and certain technical and other terms used in this document are explained in "Definitions and glossary" in Part 10.

FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the US Private Securities Litigation Reform Act of 1995. All statements (other than statements of historical fact) included in this document regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), or any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "plans", "seeks", "will", "may", "anticipates", "would", "could", "continue" or similar expressions or the negative thereof, are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Group, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Group cautions investors not to place undue reliance on its forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. The important factors that could cause the Group's actual results, performance or achievements to differ materially from those in a forward-looking statement include, but are not limited to, those set out in Part 4 and Part 5. These forward-looking statements speak only as at the date of this document. Should there be any significant change prior to Admission affecting any matter contained in this document or a significant new matter arises prior to Admission, these will be reflected in a supplement to this document. In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this document might not occur. Additional risks that the Directors may currently deem immaterial or that are not presently known to the Directors could also cause the forward-looking events discussed in this document not to occur. The Directors (and any other person responsible for the production of this document or any matter contained herein) expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, unless required to do so by the Financial Services and Markets Act 2000, the Listing Rules or federal securities law or the rules of any other securities regulatory authority.

Expected Timetable for the Global Offer[1]

Latest time for completed application forms from Intermediaries to be received by the Receiving Agent	3.00 p.m. on 14 June 2002
Latest time for completed Employee Application Forms to be received by the Receiving Agent	5.00 p.m. on 14 June 2002
Latest date for bids from institutions	14 June 2002
Announcement of the Offer Price and allocations	17 June 2002
Supplementary prospectus containing the Offer Price published[2]	17 June 2002
Conditional dealings in Shares commence[3]	8.00 a.m. on 17 June 2002
Admission and unconditional dealings in Shares commence	8.00 a.m. on 20 June 2002
Shares credited to CREST accounts	20 June 2002
Despatch of definitive share certificates	commencing 20 June 2002

(1) *Each of the times and dates in this timetable is subject to change without further notice. Where a time of day is specified, it refers to London time.*

(2) *The supplementary prospectus will not automatically be sent to persons who receive this document but will be available for collection from the Company's registered office and from Schroder Salomon Smith Barney and Deutsche Bank.*

(3) *It should be noted that, if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.*

Offer Statistics

Price Range[1]	190p to 240p
Number of Shares being offered[2][3]	219.8 million
New Shares[2]	158.2 million
Existing Shares[3]	61.6 million
Number of Existing Shares subject to the Over-Allotment Option[4]	33.0 million
Percentage of the enlarged issued share capital being offered[2][3]	51%
Number of Shares in issue following the Offer[2]	428.8 million
Market capitalisation at the mid-point of the Price Range[5]	£922 million
Pre-exceptional pro forma earnings per Share for the 2001 financial year[6]	13.2p
Expected interim dividend (net) per Share for the 26 weeks ending 2 July 2002[7]	2.9p

(1) *The Offer Price may be set within, above or below this Price Range. A supplementary prospectus containing the Offer Price is expected to be published on 17 June 2002.*

(2) *Based on an Offer Price at the mid-point of the Price Range. The Company intends to issue sufficient New Shares to raise proceeds of approximately £340 million before expenses.*

(3) *Based on an Offer Price at the mid-point of the Price Range. The number of Existing Shares to be sold is dependent on the Offer Price and may be higher or lower than this number. The Institutional Shareholders reserve the right, subject to the Offer Price, market conditions, the composition and quality of the order book and certain other factors not to sell any Existing Shares in the Offer. See "The Selling Shareholders" in Part 8.*

(4) *Based on an Offer Price at the mid-point of the Price Range. The number of Existing Shares to be subject to the Over-allotment Option is expected to be, in aggregate, equal to 15% of the total number of Shares to be issued or sold in the Global Offer. The Institutional Shareholders reserve the right, subject to the Offer Price, market conditions, the composition and quality of the order book and certain other factors not to sell any Existing Shares in the Offer.*

(5) *If the Offer Price is not set at such mid-point, the figure for market capitalisation will change.*

(6) *Extracted from Part 7. The pre-exceptional pro forma earnings per Share for the 2001 financial year have been calculated on the basis that the capital structure of the Group following Admission had been in place throughout the 2001 financial year and that the Offer Price was set at the mid-point of the Price Range.*

(7) *In the absence of unforeseen circumstances, the Directors intend to recommend an interim cash dividend for the 26 weeks ending 2 July 2002 of 2.9p (net) per Share, which will be payable in December 2002 to shareholders on the register in November 2002, reflecting the capital structure and dividend policy of the Group following Admission.*

An indication of the impact of variations in the Offer Price is provided in "New Shares subject to the Global Offer" and "The Selling Shareholders" in Part 8.

Directors, Secretary and Advisers

DIRECTORS

John Brown (Chairman)
David Harding (Chief Executive)
Tom Singer (Group Finance Director)
David Allvey (Non-Executive Director)
Yagnish Chotai (Non-Executive Director)
Barry Gibson (Non-Executive Director)
Donald Mackenzie (Non-Executive Director)
Charles Scott (Non-Executive Director)
all of Greenside House, 50 Station Road,
Wood Green, London N22 7TP

GROUP COMPANY SECRETARY

Nigel Blythe-Tinker

REGISTERED AND HEAD OFFICE

Greenside House
50 Station Road
Wood Green
London N22 7TP

GLOBAL CO-ORDINATOR, JOINT BOOKRUNNER, FINANCIAL ADVISER AND SPONSOR

Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

JOINT BOOKRUNNER

Deutsche Bank
Winchester House
1 Great Winchester Street
London EC2N 2DB

SOLICITORS AND US COUNSEL TO THE COMPANY

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

SOLICITORS AND US COUNSEL TO THE SPONSOR AND THE MANAGERS

Clifford Chance Limited Liability Partnership
200 Aldersgate Street
London EC1A 4JJ

REPORTING ACCOUNTANTS AND AUDITORS TO THE COMPANY

Deloitte & Touche
Chartered Accountants and Registered Auditors
Hill House
1 Little New Street
London EC4A 3TR

PRINCIPAL BANKERS

National Westminster Bank Plc
30 North Audley Street
London W1A 4UQ

REGISTRARS

Capita IRG Plc
Balfour House
390-398 High Road
Ilford
Essex IG1 INQ

RECEIVING AGENT

Capita IRG Plc
New Issues Department
PO Box 166
Bourne House
34 Beckenham Road
Kent BR3 4TH

Summary of Key Information

The following information should be read in conjunction with the full text of this document. Prospective investors should read the whole of this document and not just rely on this summary.

THE BUSINESS OF WILLIAM HILL

Founded in 1934, William Hill is one of the best known names in the UK betting industry. It is one of the leading providers of fixed-odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering AWPs in the LBOs and operating an online casino. William Hill has a long established and widely recognised brand, with a strong reputation for quality.

William Hill is a market leader in all major betting channels in the UK with a growing international presence through its online business. The Group delivers its betting products to customers through three principal channels:

- **Licensed betting offices** ("LBOs"), comprising a nationwide network in the UK of 1,536 LBOs, making William Hill the second largest operator of LBOs in the UK;
- **Telephone betting,** in which the Directors believe William Hill is the UK market leader with an estimated market share of approximately 40% by turnover; and
- **Online betting,** comprising profitable and fast growing online Sportsbook (www.williamhill.co.uk) and online casino (www.williamhillcasino.com) operations.

LBOs

William Hill has a nationwide network in the UK of 1,536 LBOs, making it the second largest operator of LBOs in the UK by number. The LBO estate is of a high quality, reflecting sustained investment. Approximately 45% of the LBOs are located in London and the south-east of England where the average stake per bet is higher than in the rest of the estate. The scale of the LBO network gives William Hill a significant competitive advantage in terms of brand recognition and allows central fixed costs to be spread across a large estate.

In LBOs, customers have access to real-time sports information and typically a 13 television screen and audio system provides live race or match coverage and commentary, prices, runners, riders and results through satellite links. Sports betting is supplemented by a range of numbers betting opportunities and amusement with prize machines ("AWPs"), which are installed in virtually all of William Hill's LBOs.

In the 2001 financial year, LBOs, including AWPs, generated £1,722 million of turnover (70% of Group turnover), £417 million of gross win (83% of Group gross win) and £93 million of operating profit.

Telephone betting

The Directors believe William Hill is the UK market leader in telephone betting with an estimated market share of approximately 40% by turnover. William Hill has led innovations in telephone betting, having introduced freephone betting and offered debit card betting before any other major UK bookmaker. William Hill has 640 telephone bet capture positions at call centres in Leeds and Sheffield.

As at 1 January 2002, William Hill had approximately 400,000 registered telephone betting accounts including over 150,000 "active" customers (those who placed a bet during 2001).

In the 2001 financial year, telephone betting generated £419 million of turnover (17% of Group turnover), £48 million of gross win (10% of Group gross win) and £16 million of operating profit.

Online betting

William Hill operates an online Sportsbook (www.williamhill.co.uk), based in the UK, and an online casino (www.williamhillcasino.com), based in the Netherlands Antilles, which are profitable and fast growing. William Hill accepted its first bet on the internet in 1998 and since then its online Sportsbook and casino have experienced significant growth in the UK and internationally, attracting customers from over 150 countries since launch. The Directors believe William Hill had the most profitable online betting operation of the major UK bookmakers in 2001.

As at 1 January 2002, William Hill's online Sportsbook had over 280,000 registered accounts, including almost 100,000 active customers, and the casino had over 110,000 registered accounts, including over 35,000 active customers.

In the 2001 financial year, online betting generated £274 million of turnover (11% of Group turnover), £35 million of gross win (7% of Group gross win) and £9 million of operating profit.

The bookmaking industry and fiscal environment

In recent years, as social attitudes towards gambling have changed, there have been regulatory changes in the UK industry and further changes are proposed, resulting in significant opportunities for bookmakers. William Hill has been at the forefront of influencing this change, and has a track record of profitably innovating, diversifying and growing as new opportunities have arisen.

Recently, William Hill played a leading role in persuading the UK Government to abolish betting duty on bookmakers' turnover, that was passed on to customers via deductions, and introduce a tax on bookmakers' profits ("GPT"). This has led to deduction free betting for all customers.

The Directors believe William Hill is well positioned to benefit from the potential opportunities outlined in the July 2001 UK Gambling Review (the "Budd Report") and the March 2002 Government Paper. These include recommendations to allow a doubling of the number of gaming machines permitted in each LBO (including Jackpot machines with higher payouts) and, subject to a code of practice, to relax advertising restrictions. The introduction of GPT and the UK Government's acceptance of the main recommendations of the Budd Report are strong indications of the political support that the gambling industry currently enjoys in the UK.

HISTORY

William Hill was founded in London in 1934 as a telephone bookmaking business through William Hill Organization Limited ("WHO"), one of the principal subsidiaries of William Hill PLC (the "Company"). The Institutional Shareholders acquired their interest in the Group in March 1999 and currently own 88.8% of the Company's Existing Shares. The Company was incorporated in May 2001 and it acquired William Hill Holdings Limited and its subsidiaries as part of a group reorganisation earlier this year to facilitate the Global Offer.

KEY STRENGTHS

The Directors believe that William Hill has a number of significant competitive advantages and strengths, which will be important factors in maintaining and further developing the business, including the following:

- A market leader in all major betting channels in the UK with a growing international presence via its online operation;
- A long established and widely recognised brand, with a strong reputation for quality;
- An extensive and high quality estate of betting shops, which benefits from significant past investment and ongoing refurbishment and improvement;
- An effective risk management system and bookmaking experience;
- A focus on sustainable and profitable growth and tight management of costs;
- Strong cash flow generation;
- A track record of innovation and profitably exploiting regulatory, fiscal and technological change; and
- A strong management team.

These are described in more detail in "Key strengths" in Part 1.

STRATEGY

William Hill intends to pursue a strategy aimed at delivering sustainable earnings growth and value for shareholders. The key elements of this strategy are to:

- Continue to enhance traditional earnings and maximise organic growth opportunities;
- Profitably exploit new platforms;
- Capitalise on opportunities arising from regulatory, fiscal and technological change; and
- Selectively pursue value-enhancing acquisitions.

Each of these elements of William Hill's strategy is described in more detail in "Strategy" in Part 1.

REASONS FOR LISTING AND USE OF PROCEEDS

William Hill is seeking a listing and is making the Global Offer in order to establish an appropriate capital structure for the next phase of its development and to enhance its strategic flexibility. The Directors believe that a number of recent developments in the UK gambling market could result in increased opportunities, in particular in relation to consolidation among LBO operators. Following the Global Offer, William Hill will be able to use listed Shares for acquisitions and have access to lower cost capital, in addition to the committed but partially undrawn New Bank Facility, allowing it to play a leading role in the development of the UK gambling industry as opportunities arise. The Global Offer will also provide William Hill's Institutional Shareholders with a partial monetisation of their investment and enhanced liquidity for the Shares.

The Company intends to raise proceeds from the Global Offer of approximately £340 million before expenses (£327.3 million after expenses). The Company intends to use the net proceeds from the Global Offer, a drawdown under the New Bank Facility and cash resources of the Group to repay its borrowings under the Deep Discount Bonds, the Term Loan Facility and the Senior Subordinated Notes, as described in the paragraph below.

Part 7 sets out an unaudited pro forma consolidated net asset statement for the Group as at 2 April 2002 based on the audited consolidated financial information set out in Part 6 and adjusted to illustrate the capital structure of the Group following Admission. On a pro forma basis, the Company would have raised proceeds from the Global Offer of approximately £340 million. The Company would have borrowed £520 million from Admission under the New Bank Facility of £660 million described in paragraph 13(d) of Part 9. The Company would have used its net proceeds from the Global Offer, a draw down of £520 million under the New Bank Facility and cash resources of the Group to repay the entire £481 million owed to the Institutional Shareholders under the Deep Discount Bonds, the entire £300 million of indebtedness under the Term Loan Facility and £172 million to complete its tender offer to buy-in the outstanding Senior Subordinated Notes. These payments would have left the Group with net indebtedness of approximately £497 million. The Company will not receive any of the proceeds from the sale of Existing Shares by the Selling Shareholders.

The pro forma amounts above, with the exception of the proceeds from the Global Offer, may vary from the amounts at Admission due to payments and accrued interest charges between 2 April 2002 and Admission.

On 13 May 2002, the Company announced a tender offer and consent solicitation, conditional on Admission, among other things, for the purchase by William Hill of the Senior Subordinated Notes at a price based upon a spread of 50 basis points over the yield to maturity on the UK Gilt 8% due June 2003. To date, valid tenders in respect of Senior Subordinated Notes and related consents of holders representing in excess of 75% of the outstanding aggregate principal amount of the Senior Subordinated Notes have been received. As a result, it is anticipated that an amended and restated Indenture will be executed that amends the Senior Subordinated Notes and the Indenture and eliminates from the Senior Subordinated Notes and the Indenture substantially all of the restrictive covenants which, among other things, restrict the ability of certain Group companies to incur additional indebtedness, make certain restricted payments (including, under certain circumstances, the payment of dividends) or merge or consolidate with another entity. For further information, see "Liquidity and capital resources" in Part 5 and "Material contracts" in paragraph 13 of Part 9.

FINANCIAL INFORMATION

The table below sets out selected key financial information for the Group on a consolidated basis for the periods indicated. This information has been extracted from Part 6, which has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. A description of the material

differences between UK and US GAAP as they relate to the Group is set out in Part 5. Investors should read this document as a whole and not rely solely on the summarised financial information set out below.

	52 weeks ended 28 December 1999(1) (£ million)	52 weeks ended 26 December 2000(1) (£ million)	53 weeks ended 1 January 2002 (£ million)	13 weeks ended 27 March 2001(1) (£ million)	13 weeks ended 2 April 2002 (£ million)
Profit and loss					
Turnover	1,878	2,042	2,452	449	700
Gross win(2)	417	452	503	114	131
EBITDA(3)	88	99	129	30	43
EBIT(4)	74	85	112	26	39
Cash flow					
Operating cash flow	85	101	133	33	47

(1) Figures for 1999, 2000 and the first quarter of 2001 restated for adoption of FRS17: Retirement benefits.

(2) Gross win is total customer stakes less winnings.

(3) Earnings before interest, taxation, depreciation and amortisation (excluding in 1999 and for the first quarter 2002, exceptional items, and in 1999 impairment of goodwill in associated undertaking (SIS), see Notes 2 and 14 to the report on William Hill Holdings Limited in Part 6).

(4) Earnings before interest and taxation (excluding in 1999 and for the first quarter 2002, exceptional items, and in 1999 impairment of goodwill in associated undertaking (SIS), see Notes 2 and 14 to the report on William Hill Holdings Limited in Part 6).

CURRENT TRADING AND PROSPECTS

The Group's financial year ended on 1 January 2002 and a summary of the results for the thirteen weeks ended 2 April 2002 compared to the thirteen weeks ended 27 March 2001 is set out in Part 5.

The Group's results for the first quarter of 2002 showed significant increases in turnover, gross win and profit in all betting channels compared to the first quarter of 2001. Profit before interest and taxation (after exceptional costs of £1 million) increased 45% to £37.7 million. The results benefited from particularly strong underlying margins due to favourable results and a high level of recycling following the introduction of deduction free betting and gross profits tax in October 2001.

Since the end of the first quarter, margins have reduced due to less favourable results but are consistent with normal short term variations. The results for the 2002 financial year, and in particular the 26 week period ending 2 July 2002, will be influenced by betting on sporting events due to take place in the coming months, most notably the football World Cup and Royal Ascot. The pattern of betting activity on these events and results may materially impact on the Group's short term trading performance.

Overall, the outlook for the Group's trading for the full financial year remains in line with management's expectations. The Directors believe that the Group is well placed to take advantage of opportunities arising from regulatory, fiscal and technological changes and are confident of William Hill's prospects for the current financial year and beyond.

DIVIDENDS AND DIVIDEND POLICY

The Directors intend to adopt a progressive dividend policy, which will reflect the long-term earnings and cashflow potential of the Group, whilst maintaining an appropriate level of dividend cover.

It is envisaged that the Company will pay an interim dividend in December and a final dividend in June of each year, in the approximate proportions of one third and two thirds respectively of the total annual dividend. The first dividend to be declared by the Company following the Global Offer will be the interim dividend in respect of the 26 weeks ending 2 July 2002.

In the absence of unforeseen circumstances, the Directors expect to recommend an interim cash dividend for the 26 weeks ending 2 July 2002 of 2.9p (net) per Share, which will be payable in December 2002 to shareholders on the register in November 2002, reflecting the capital structure and dividend policy of the Group following Admission.

THE GLOBAL OFFER

The Company will issue sufficient New Shares to raise approximately £340 million before expenses (£327.3 million after expenses). Based on the mid-point of the Price Range, the Global Offer will consist of an issue of 158.2 million New Shares by the Company and the sale of 61.6 million Existing Shares by the Selling Shareholders, assuming the Over-allotment Option is not exercised. The number of Existing Shares to be sold is dependent on the Offer Price and may be higher or lower than this number. The Institutional Shareholders reserve the right, subject to the Offer Price, market conditions, the composition and quality of the order book and certain other factors not to sell any Existing Shares in the Offer. Assuming the Institutional Shareholders exercise their right to sell Existing Shares in the Offer, they have granted Schroder Salomon Smith Barney on behalf of the Managers the Over-allotment Option pursuant to which Schroder Salomon Smith Barney may require the Institutional Shareholders to sell additional Existing Shares at the Offer Price to cover over-allotments, if any, made in connection with the Global Offer and to cover any short positions resulting from stabilisation transactions. The Over-allotment Option may be exercised, in whole or in part, at any time between determination of the Offer Price and 30 days from Admission. The number of New Shares and Existing Shares to be issued and sold in the Global Offer, and to be the subject of the Over-allotment Option, is described in more detail in Part 8.

Under the Global Offer, all Shares will be issued or sold at the Offer Price, which will be agreed between the Company, Cinven, CVC, Schroder Salomon Smith Barney and Deutsche Bank. It is currently expected that the Offer Price will be within the Price Range, although it may be set above or below this range. A number of factors will be considered in determining the Offer Price and the basis of allocation, including the objective of establishing an orderly after-market in the Shares. The Managers have agreed that, subject to determination of the Offer Price and immediately prior to the announcement of the Offer Price, the Managers will enter into commitments under the Underwriting Agreement pursuant to which they will agree, subject to certain conditions, to subscribe or procure subscribers for New Shares and to purchase or to procure purchasers for Existing Shares which, in each case, are allocated pursuant to the Institutional Offer or the Intermediaries Offer. If the Offer Price is not agreed between the Company, Cinven, CVC, Schroder Salomon Smith Barney and Deutsche Bank the Global Offer will not proceed and the Shares will not be issued or sold.

Admission is expected to take place, and unconditional dealings in the Shares are expected to commence, at 8.00 a.m. on 20 June 2002. Prior to that time, it is expected that conditional dealings in the Shares will commence at 8.00 a.m. on 17 June 2002 and settlement of such dealings will take place on 20 June 2002. All dealings prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned. These times and dates may be changed without further notice.

In the Institutional Offer, Shares will be issued or sold to institutions and certain other investors in the UK and elsewhere. Members of the public will not be able to apply to the Company directly for Shares in the Global Offer. However, individuals with a mailing address in the UK, the Channel Islands or the Isle of Man can apply for Shares through Intermediaries. A specific number of Shares has not been set aside to be offered or allocated to the Intermediaries Offer. Schroder Salomon Smith Barney and Deutsche Bank, following consultation with the Company, Cinven and CVC, will determine the number of Shares to be offered in the Intermediaries Offer, depending on demand in the Intermediaries Offer and the Global Offer generally.

Employees (both full and part time) of the Group who were in employment on 27 May 2002 will have the opportunity to subscribe for New Shares at the Offer Price under the Employee Offer. In connection with the Employee Offer, up to 5% of the Shares available under the Global Offer will be made available to eligible Group employees with priority over applications received under the rest of the Global Offer. Eligible Group employees will be sent a separate application form for use in applying for Shares under the Employee Offer. The Employee Offer will not be underwritten by the Managers.

THE SELLING SHAREHOLDERS

The Selling Shareholders are the Institutional Shareholders, certain members of the management team below Board level and the Employee Benefit Trust, as set out in Part 8. If the Offer Price is set at the mid-point of the Price Range, and the Over-allotment Option is not exercised, the Institutional Shareholders will hold 44.2% of the Company's enlarged issued share capital immediately following the Global Offer, the Directors 0.9%, other members of the management team 2.0% and the Employee Benefit Trust 1.0%. If the Offer Price is set at the mid-point of the Price Range, and the Over-allotment Option is exercised in full, the Institutional Shareholders will hold 36.6% of the enlarged issued share capital and the other percentages will remain the same. See "The Selling Shareholders" and "Over-allotment Option" in Part 8.

LOCK-UP AND ORDERLY SALE ARRANGEMENTS

The Company has agreed that, until announcement of its financial results for the 2002 financial year, it will not, without the consent of Schroder Salomon Smith Barney, issue or offer Shares or related securities, other than pursuant to employee share option schemes, in connection with an acquisition of a business or a company where the market value of the Shares being issued does not exceed £50,000,000 or pursuant to the Global Offer.

Each of the Directors and the other existing shareholders have agreed that, until announcement of the Company's financial results for the 2002 financial year, he or it will not, without the consent of Schroder Salomon Smith Barney, having consulted with Deutsche Bank, or in certain other limited circumstances, dispose of any Shares owned by him or it after Admission.

The majority of the Institutional Shareholders, representing 221,676,230 Shares, have agreed to notify each other if they intend to sell any Shares between Admission and 31 December 2003. In such circumstances, the other relevant Institutional Shareholders will have an opportunity to participate in such sale on a pro rata basis.

INVESTMENT CONSIDERATIONS

An investment in the Shares involves risks, including those relating to or arising from the regulatory regimes to which the Group is subject, including the UK Betting Act and certain international regulations, risks inherent to fixed-odds betting, competition within the bookmaking industry, bookmaking seasonality, dependence on key personnel, the Group's significant leverage and ability to service debt and fluctuations in the market price of the Shares. Further details of these risk factors are set out in "Investment considerations" in Part 4.

Part 1 – Business of William Hill

INTRODUCTION

Founded in 1934, William Hill is one of the best known names in the UK betting industry. It is one of the leading providers of fixed-odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering AWPs in its LBOs and operating an online casino. William Hill has a long established and widely recognised brand, with a strong reputation for quality.

William Hill is a market leader in all major betting channels in the UK with a growing international presence through its online business. The Group delivers its betting products to customers through three principal channels:

LBOs

William Hill has a nationwide network in the UK of 1,536 LBOs, making it the second largest operator in the UK by number of LBOs. The LBO estate is of a high quality, reflecting sustained investment. Approximately 45% of the LBOs are located in London and the south-east of England where the average stake per bet is higher than in the rest of the estate. The scale of the LBO network gives William Hill a significant competitive advantage in terms of brand recognition and allows central fixed costs to be spread across a large estate.

In LBOs, customers have access to real-time sports information and typically a 13 television screen and audio system provides live race or match coverage and commentary, prices, runners, riders and results through satellite links. Sports betting is supplemented by a range of numbers betting opportunities and AWPs, which are installed in virtually all of William Hill's LBOs.

In the 2001 financial year, LBOs, including AWPs, generated £1,722 million of turnover (70% of Group turnover), £417 million of gross win (83% of Group gross win) and £93 million of operating profit.

Telephone betting

The Directors believe William Hill is the UK market leader in telephone betting with an estimated market share of approximately 40% by turnover. William Hill has led innovations in telephone betting, having introduced freephone betting and offered debit card betting before any other major UK bookmaker. William Hill has 640 telephone bet capture positions at call centres in Leeds and Sheffield.

As at 1 January 2002, William Hill had approximately 400,000 registered telephone betting accounts including over 150,000 "active" customers (those who placed a bet during 2001).

In the 2001 financial year, telephone betting generated £419 million of turnover (17% of Group turnover), £48 million of gross win (10% of Group gross win) and £16 million of operating profit.

Online betting

William Hill operates an online Sportsbook (www.williamhill.co.uk), based in the UK, and online casino (www.williamhillcasino.com), based in the Netherlands Antilles, which are profitable and fast growing. William Hill accepted its first bet on the internet in 1998 and since then its online Sportsbook and casino have experienced significant growth in the UK and internationally, attracting customers from over 150 countries since launch. The Directors believe William Hill had the most profitable online betting operation of the major UK bookmakers in 2001.

As at 1 January 2002, William Hill's online Sportsbook had over 280,000 registered accounts, including almost 100,000 active customers, and the casino had over 110,000 registered accounts, including over 35,000 active customers.

In the 2001 financial year, online betting generated £274 million of turnover (11% of Group turnover), £35 million of gross win (7% of Group gross win) and £9 million of operating profit.

THE BOOKMAKING INDUSTRY

UK gambling market

In recent years, as social attitudes towards gambling have changed, there have been regulatory changes in the UK industry and further changes are proposed, resulting in significant opportunities for the bookmaking industry. William Hill has capitalised on this change, and has a track record of profitably innovating, diversifying and growing as new opportunities have arisen.

The fundamental changes affecting betting in recent years, or which may impact in future years, include:

- *Introduction of the National Lottery.* The launch of the National Lottery in 1994 contributed to the short-term decline in the profitability of LBOs during the mid 1990s but also acted as a catalyst for deregulation initiatives as the UK Government more readily regarded gambling as an appropriate adult leisure activity.
- *Change in taxation regime.* Prior to October 2001, there was a 9% deduction payable on off-course bets placed within the UK. Most of this deduction was used by UK bookmakers to cover a betting duty charged at 6.75% of total customer turnover and payable to the UK Government. Major UK bookmakers used a significant part of the balance to pay horse racing and greyhound racing levies. This led to UK customers seeking deduction free betting offshore. In order to create an environment for British bookmakers to develop their businesses domestically and internationally, the UK Government amended the relevant taxation regime. Legislation was enacted in October 2001 changing the betting duty from a 6.75% charge to bookmakers on all stakes (off-course customer turnover) to a 15% charge on bookmakers' gross win. The change in basis of taxation has allowed bookmakers to absorb duty and levy costs and to offer deduction free betting.
- *Budd Report and the March 2002 Government Paper.* The recommendations contained in the July 2001 report of the Independent Gambling Review Body (the "Budd Report") and the UK Government's March 2002 response (the "March 2002 Government Paper") include allowing a doubling of the number of gaming machines permitted in each betting shop to four (including gaming machines with higher payouts) and, subject to a code of practice, to relaxing advertising restrictions. See "Industry issues – Proposed deregulation" in Part 3.

Prevalence of gambling

In July 2001, the Budd Report estimated that the amount wagered in the UK during 1998 was approximately £42 billion, of which gross win totalled £7.3 billion. In the same year, betting generated approximately 20% of total gambling market turnover and 25% of total gambling market gross win.

In 2000, a Prevalence Survey by the National Centre for Social Research, an independent social research institute, (the "Prevalence Survey") found that 72% of the adult population in the UK, approximately 33 million people, had taken part in some form of gambling activity in the year leading up to the survey. The most popular gambling activities in the Prevalence Survey were the National Lottery (65%), lottery scratchcards (22%), AWPs (14%) and betting (13%).

International gambling

Technological advances, particularly the internet, have provided bookmakers throughout the world with access to the international gambling market. UK bookmakers have identified significant opportunities to expand their customer base internationally, while the competition from international operators through the internet has also increased. The regulation of the gambling industry has historically been organised at a national level. There is no international gambling regulatory regime and the extent to which existing domestic legislation in other countries applies to international gambling activities varies considerably and is often uncertain.

HISTORY

William Hill was founded in London in 1934 as a telephone bookmaking business through WHO, one of the principal subsidiaries of the Company. By 1988 WHO had grown to become the second largest bookmaker in the UK, in terms of turnover, with over 900 LBOs and approximately 25,000 credit account customers. In 1988, WHO was acquired by Grand Metropolitan with the intention of integrating WHO with its bookmaking subsidiary, Mecca Bookmakers. This integration was continued by the Brent Walker Group, which purchased

WHO and Mecca Bookmakers from Grand Metropolitan in 1989. These companies were then acquired by Nomura International in 1997.

The Institutional Shareholders acquired their interest in the Group from Nomura International in March 1999 and currently own 88.8% of the Company's Existing Shares. The Company was incorporated in May 2001 and it acquired the Group as part of a group reorganisation earlier this year to facilitate the Global Offer.

KEY STRENGTHS

The Directors believe that William Hill has a number of significant competitive advantages and strengths, which will be important factors in maintaining and further developing the business, including the following:

- A market leader in all major betting channels in the UK with a growing international presence via its online operation;
- A long established and widely recognised brand, with a strong reputation for quality;
- An extensive and high quality estate of betting shops, which benefits from significant past investment and ongoing refurbishment and improvement;
- An effective risk management system and bookmaking experience;
- A focus on sustainable and profitable growth and tight management of costs;
- Strong cash flow generation;
- A track record of innovation and profitably exploiting regulatory, fiscal and technological change; and
- A strong management team.

A market leader in all major betting channels in the UK

Nationwide network of LBOs

William Hill has a nationwide network of 1,536 LBOs, making it the second largest operator in the UK by number of LBOs. The Directors believe that this extensive estate is of high quality, reflecting sustained investment, and is well-sited. Approximately 45% of the LBOs are in the south-east of England where the average stake per bet is higher than the rest of the estate. The scale of its network gives William Hill a competitive advantage in terms of brand recognition and allows fixed costs to be spread over a large estate.

Market leader in UK telephone betting

The Directors believe William Hill is the UK market leader in telephone betting with an estimated market share of approximately 40% by turnover. William Hill has led innovations in telephone betting, having introduced freephone and offered debit card betting before any other major UK bookmaker, and continues to maintain the position of UK market leadership.

Most profitable online betting operation of any major UK bookmaker in 2001

The Directors believe that William Hill had the most profitable online operation of the major UK bookmakers in 2001. William Hill's online betting operations, comprising the online Sportsbook and casino, became profitable in the 2001 financial year, during which it achieved an operating profit of £9.2 million. The profitability of the online channel has been driven by a significant increase in the number of online Sportsbook and casino customers.

William Hill has developed a range of online products designed to appeal to UK and international markets through the use of multiple languages, currencies and international sports. The online Sportsbook supports six languages, offers betting in eleven currencies and accepts deposits by credit and debit cards and other means. The casino sites currently support bets in pounds sterling and US dollars, and further developments are planned.

The Group intends to integrate its operations by providing a single customer account for the online Sportsbook and telephone betting operations and to introduce functionality to allow funds transfer between online Sportsbook and casino accounts.

Long established and widely recognised brand

The Directors believe that William Hill's long established and widely recognised brand and its reputation together with the ability to spread central fixed costs across all major betting channels represent significant competitive advantages in the development of its betting activities.

In the gambling industry, customers often take comfort from the fact that they are dealing with a long established and widely recognised operator. The Directors believe these factors have also been beneficial in supporting the growth of the Group's online business at limited incremental marketing cost.

Extensive and high quality estate of betting shops

William Hill has a nationwide network of 1,536 LBOs making it the second largest operator in the UK by number of LBOs. William Hill has an ongoing development and modernisation programme designed to improve facilities for the Group's LBO customers and increase floor space in order to accommodate more customers. As a result, over the past 12 years, the Group has redeveloped and refurbished 84% of its current LBO portfolio. The increase in average floor space per LBO achieved through this development and modernisation programme will facilitate the introduction of additional gaming machines, with higher payouts, should the March 2002 Government Paper's recommendations be adopted by the UK Government (see "Industry Issues – Proposed deregulations" in Part 3). Rationalising or re-siting selected LBOs and closing or disposing of underperforming LBOs have further enhanced the overall quality of the LBO estate.

The Directors believe these factors have contributed to William Hill achieving on-going profit growth from its LBOs and significantly improved the overall quality of the LBO estate.

Effective risk management system and bookmaking experience

An effective risk management system and bookmaking experience are essential to operating a profitable betting and gaming operation. The Group and its relevant employees have extensive experience in risk management and bookmaking procedures, such as obtaining up-to-date information, imposing bet acceptance limits, hedging and expert odds compilation.

In 2001, William Hill took over 248 million bets in its LBOs, 9.6 million bets on the online Sportsbook and 6.7 million bets by telephone. These bets were spread over 7,150 UK horse races, 16,500 greyhound races, 11,000 football matches and more than 3,000 other sporting events. By offering a very substantial number of betting opportunities to customers, William Hill is able to spread its risk over a large number of events. See "Risk management" in this Part 1.

Focus on sustainable and profitable growth and tight management of costs

William Hill has pursued a strategy based on continuously developing new sources of income and broadening the appeal of its core bookmaking products.

William Hill has achieved long term growth in gross win, which has increased at a compound annual rate of 9.8%, increasing in every year from 1999 to 2001 and EBIT, which has increased at a compound annual growth rate of 23.2% over the same period. This long term growth in gross win and profitability is due to, among other factors:

- Successfully promoting product diversification and higher margin products, such as numbers betting and football betting;
- Development of new product channels with high growth potential such as the Group's online Sportsbook and casino operations;
- Increasing trading hours in the week and on Sundays in the LBOs; and
- Divesting unprofitable businesses or those in which William Hill does not believe it has the required skills or critical mass to achieve long term attractive returns, such as spread betting.

Strong cash flow generation

As shown in Part 6, the Group has been highly and consistently cash generative, generating £133 million in operating cash flow in the 2001 financial year. This is due, in part, to the fact that a majority of the bets placed with the Group are in cash and the business has limited working capital requirements.

Track record of innovation and profitably exploiting innovation and change

The gambling markets in which William Hill operates are tightly defined and controlled by the regulatory, fiscal and legal environment in which they operate. Historically, the growth of UK gambling has been constrained by the regulatory, fiscal and legal environment in the UK, but despite this William Hill has a track record of leading innovation and profitably exploiting change.

Regulatory changes

The launch of the National Lottery in 1994 contributed to the short-term decline in the profitability of LBOs during the mid 1990s. William Hill responded by introducing numbers betting and after successfully lobbying the UK Government for their introduction, installing AWPs in its LBOs, which continue to make a significant contribution to Group profits, and by successfully lobbying the UK Government for a 1% reduction in the betting duty.

Fiscal change

William Hill has responded successfully to developments in the fiscal regime applicable to its telephone and online Sportsbook operations. While the 9% deduction payable on bets placed in the UK applied, William Hill established an offshore telephone betting operation in the Isle of Man in 1998, serving non-UK and non-Isle of Man residents. In 2000 an offshore telephone betting operation in Antigua, serving UK customers, was established due to competition from offshore bookmakers. An offshore online betting operation was established in the Isle of Man in 1998 and was relocated to Antigua in 2000. The establishment of these operations allowed the Group to capitalise on favourable overseas tax regimes, enabling William Hill to offer customers reduced deduction and deduction free betting. In October 2001, with the introduction of gross profit tax in the UK, William Hill was required to repatriate its offshore telephone and online Sportsbook operations to the UK. The Directors believe the establishment of offshore businesses during these periods resulted in significant duty savings and increased profitability for the Group.

Technological change

Information systems are a crucial enabling function for William Hill, especially in the more technologically advanced channels of telephone and online betting. William Hill has been selective in its adoption of new applications and technological developments. The Group has a relatively large in-house information services team supplemented by external resources complementary to the in-house team, which are called upon for peak activity periods and for specialist skill requirements.

William Hill has adopted a prudent approach to the development of its online business with early achievement of profitability a priority. William Hill accepted its first bet on the Internet in 1998 and since then its online Sportsbook and Casino have experienced significant growth both in the UK and internationally. The Directors believe William Hill had the most profitable online betting operation of the major UK bookmakers in 2001.

The Group's track record of developing in-house IT systems, tailored to the specific preferences of its customers, such as speed of bet capture, represent a significant differentiating factor. For example, William Hill developed its online operations cost effectively and successfully moved its online and telephone operations offshore and then repatriated them to the UK in a short time frame with minimal business interruption.

Strong management team

William Hill's senior management is a combination of relatively new appointments with broad general and retail management experience, supported by individuals with unparalleled experience in the bookmaking industry. The Group's management is influential in the bookmaking industry and has a track record of promoting innovation in the industry. See Part 2.

STRATEGY

William Hill intends to pursue a strategy aimed at delivering sustainable earnings growth and value for shareholders. The key elements of this strategy are to:

- Continue to enhance traditional earnings and maximise organic growth opportunities;
- Profitably exploit new platforms;
- Capitalise on opportunities arising from regulatory, fiscal and technological change; and

- Selectively pursue value-enhancing acquisitions.

Continue to enhance traditional earnings and maximise organic growth opportunities

William Hill intends to continue to build on its core bookmaking skills to increase profits and enhance the quality of earnings from its established businesses by:

- Continuing to increase the number of profitable betting opportunities available to customers across all channels by offering bets on a broader range of events, offering more betting opportunities (or markets) on each individual event and continuing to develop profitable new products and services;

- Continuing to invest in the development of its LBO estate, subject to stringent investment criteria, with the objectives of maintaining and increasing the size, quality and profitability of the estate;

- Extending LBO trading hours during the week and on Sundays;

- Further expanding William Hill's customer base internationally, predominantly through its online Sportsbook and casino offerings; and

- Integrating and cross promoting its betting channels, for example by the development of a single customer account for the telephone and online activities.

Over recent years, the Group has significantly diversified its sources of gross win, in particular reducing the relative importance of UK horse racing to the Group. This diversification is demonstrated by the introduction of AWPs and numbers betting, and the growth of the online Sportsbook, on which football is the most popular sport, and the development away from traditional betting by setting up the online casino.

The Group believes that its continued focus on offering an increasing range of betting opportunities through all major betting channels will not only continue to appeal to the established frequent customer but also attract new customers, both domestically and internationally.

Profitably exploit new platforms

The Directors believe that there may be significant opportunities for the Group as new delivery channels for betting products are developed and gain popularity including mobile Internet betting and interactive TV betting. For example, the Group accepted its first bet via the Internet in May 1998 and in the 2001 financial year achieved operating profit of £9.2 million from its online business. The Directors believe that the strength of William Hill's brand and track record of developing its online betting using in-house technology, leave it strongly positioned to exploit any new betting channels as they emerge.

Capitalise on opportunities arising from change

The Directors believe that William Hill is well positioned to benefit from recent and expected changes which impact on the betting industry, in particular:

- Substantial profit opportunity arising from the introduction of gross profit tax (see Part 3). Since 6 October 2001, the Group's LBOs have increased turnover substantially and also increased contribution over the comparable prior year period, which the Directors believe is in part due to increased recycling as customers adapt their behaviour to the new tax regime and the absence of deductions, and possibly from a reduction in illegal bookmaking; and

- Recommendations in the March 2002 Government Paper to allow a doubling of the number of gaming machines permitted in each LBO to four (including Jackpot machines with higher payouts). The Directors believe that as a result of consistent investment in its LBO estate William Hill is well placed to accommodate additional gaming machines within its LBOs, and the Company is already developing an implementation strategy to allow it to maximise this opportunity, when the relevant legislation is enacted.

William Hill intends to continue to take an active and leading role in the development of the regulatory, fiscal and technological environment affecting the betting industry and gambling as a whole so that it remains well placed to benefit from further opportunities as and when they occur.

Selectively pursue value enhancing acquisitions

The Group's management has experience in making strategic acquisitions of smaller independent bookmakers and integrating them successfully into existing operations. The Directors intend to pursue selectively acquisitions of LBOs, which enhance the overall quality of the Group's estate and are available on terms that enhance shareholder value.

In the longer term, deregulation may reduce the distinction between various forms of gambling and the Group may consider pursuing corporate activity or joint ventures which diversify the Group vertically, into the ownership or distribution of sports rights, or horizontally, into different gambling markets.

The Directors believe that a number of recent developments in the UK gambling market could result in increased opportunities, in particular in relation to consolidation among LBO operators. Following the Global Offer, William Hill will be able to use listed Shares for acquisitions and have access to lower cost capital, in addition to the committed but partially undrawn New Bank Facility, allowing it to play a leading role in the development of the UK gambling industry as opportunities arise. The Directors believe that William Hill's ability to acquire a substantial number of LBOs may be constrained by the competition authorities in the UK.

PRINCIPAL CHANNELS OF PRODUCT DELIVERY

The Group offers its betting products to customers through three principal channels: its LBOs, its telephone operation and its online offering. The following table, which contains financial information extracted from Part 6, sets forth turnover, gross win and operating profit for the Group's principal channels of product delivery for the last three financial years:

	52 weeks ended 28 December 1999			52 weeks ended 26 December 2000			53 weeks ended 1 January 2002		
	(£ million)			(£ million)			(£ million)		
	Turnover	Gross Win	Operating profit[1]	Turnover	Gross Win	Operating profit[1]	Turnover	Gross Win	Operating profit[1]
LBOs	1,461.3	337.3	72.1 (LBOs and AWPs)	1,463.1	352.2	82.2 (LBOs and AWPs)	1,693.2	383.3	93.2 (LBOs and AWPs)
AWPs[2]	26.0	30.6		27.2	31.9		28.4	33.3	
Telephone betting[3]	283.1	44.1	10.1	340.0	47.7	16.4	419.5	48.0	15.6
Online[4]	10.0	0.6	(2.9)	133.4	16.5	(7.7)	273.7	35.5	9.2
Other[5]	97.5	4.2	(0.5)	78.7	4.0	(1.3)	37.4	2.5	(0.7)
Central costs[6]			(8.3)			(10.6)			(10.2)
Total	1,877.9	416.8	70.5	2,042.4	452.3	79.0	2,452.2	502.6	107.1

(1) *Operating profit is stated prior to exceptional items, share of profit of associated undertaking, SIS, and amortisation or impairment of goodwill in SIS.*

(2) *Turnover is stated as cash winnings less VAT. Gross win is stated as cash winnings including VAT.*

(3) *Includes UK telephone betting and offshore telephone betting which commenced on 26 January 2000 and which was repatriated to the UK on 6 October 2001.*

(4) *Includes income and expenditure from the UK online Sportsbook site which commenced trading on 20 August 1999, the international online Sportsbook site located in the Isle of Man until 29 May 2000 then Antigua until 6 October 2001 at which time it was repatriated to the UK and the online casino which commenced trading on 12 January 2000 in Antigua, and which was relocated to the Netherlands Antilles in December 2001. Turnover in respect of the online casino operation is the cash winnings.*

(5) *Principally including on track betting, Group promotions, international telephone betting that operated from the Isle of Man and index betting. The international telephone betting operation in the Isle of Man was closed in February 2001 and the index business was sold in May 2001.*

(6) *Costs relate to corporate head office and support functions to the extent not allocated to divisions. This includes profits and losses on disposal of assets.*

Licensed Betting Offices

William Hill's LBO estate continues to provide the major source of the Group's turnover, gross win and public profile in the UK. Betting and AWPs in LBOs accounted for 70% of the Group's turnover and 83% of gross win in the 2001 financial year and 72% of the Group's turnover and 79% of gross win for the thirteen weeks ended 2 April 2002. The Group operates a total of 1,536 LBOs in the UK.

The Group's LBOs offer a wide selection of betting products. Horse racing has traditionally been, and continues to be, the most significant source of gross win for the Group's LBOs providing more than half of the LBO gross win in the 2001 financial year. In terms of gross win, horse racing is followed in importance by greyhound racing, football, AWPs, numbers and other betting products. Football has become increasingly

important to the LBO business, increasing its gross win by almost 50% between the 1999 financial year and the 2001 financial year.

In its LBOs, the Group provides live coverage of horse racing, greyhound racing and other significant sporting events, as well as selling light snacks and beverages. Virtually all betting transactions in the Group's LBOs are settled in cash. Since 2001, debit card facilities have been provided in almost all LBOs. In addition, the Group has close to the maximum number of AWPs permitted in virtually all of its LBOs, with almost 3,000 AWPs in the estate.

The Group's LBOs are distributed throughout the UK, although there are a number of regional concentrations that have arisen as a result of acquisitions of smaller local chains of bookmakers. In particular, the Group has a significant concentration (approximately 45%) of its LBOs in London and the south-east of England, where the stake per bet is higher than the rest of the estate. The following table sets out regional information on the Group's LBOs and gross win excluding AWPs for the 2001 financial year:

	LBOs		Gross Win	
UK Region	**(average number)**	**(%)**	**(£ millions)**	**(%)**
London and south-east	686	44.9	184.6	48.2
North	371	24.3	84.4	22.0
Midlands, west and south-west	258	16.9	59.4	15.5
Scotland	213	13.9	54.9	14.3
Total	1,528	100.0	383.3	100.0

The number of LBOs operated by the Group has varied from year to year, primarily due to its on-going development programme to enhance the quality and geographical positioning of its LBO estate. Due to the regulations in the UK, it has been historically difficult for bookmakers to open large numbers of new LBOs. The Group has adopted the strategy of merging, closing or disposing of loss-making and marginally profitable LBOs and enhancing existing LBOs by re-siting, extending and refurbishing them. Partly as a result of these strategies, the number of LBOs has been reduced from 1,679 LBOs at the end of 1990 to 1,536 at the present time with gross win attributable to LBOs (including AWPs, since their introduction in June 1996) increasing significantly in the same period.

The Group's LBOs are linked to William Hill's main operational headquarters in Leeds via a number of telephone and satellite links. These links are critical to the Group's operations and its risk management as they provide the LBOs with the latest information on betting odds and allow statistical and other information (such as risk management information) to be passed between the LBO managers and the Group's risk management team. Satellite links provide LBO customers with real-time, pre-event information and results as well as live television broadcasts of races, numbers draws and sporting events.

The Group's principal competitors in the LBO market are Ladbrokes, with approximately 1,880 LBOs, Coral, with approximately 870 LBOs, Stanley, with approximately 570 LBOs and the Horserace Totalisator Board (the "Tote"), with approximately 400 LBOs. The remainder of the LBO betting market is characterised by a large number of small operators. Over recent years, there has been significant industry consolidation, as smaller independent bookmakers, often unable to match the technology and breadth of service offered by the major bookmakers and/or adversely affected by the National Lottery, have either sold out to the major operators or closed. This consolidation reduced the number of LBOs operating in the UK from over 9,400 in 1993 to approximately 8,300 in 2001.

Currently, all bets are settled individually, either manually or using an electronic settling machine. William Hill is investigating the possible installation of electronic, automated bet capture and settlement facilities (an electronic point of sale or EPOS system) in its LBOs. Such a system would permit the immediate storage in electronic form of customers' handwritten bets, together with details of total stakes. Expenditure on such a system could amount to approximately £30 million over approximately four years. The Company is still evaluating the business case for making such an investment and continues to investigate alternative solutions.

Going forward, the Group will seek to increase LBO profitability by:

- further development of the LBO estate, including obtaining new LBO licences (subject to existing regulatory restrictions), selectively acquiring LBOs from independent bookmakers, disposing or closing less profitable or loss making LBOs and undertaking resites and extensions of LBOs;

- increasing, if and when regulations permit, the number of gaming machines;
- extending LBO hours of operation including increasing the number of LBOs open on Sundays and extended trading hours in the winter if and when regulations permit; and
- increasing the range of betting opportunities to include, for example, morning horse racing fixtures on Saturdays and new products such as virtual racing.

Telephone betting

The Directors believe that William Hill is the market leader for telephone betting services in the UK (with an estimated market share of approximately 40% by turnover) and has been a leader of innovation in telephone betting, having introduced freephone betting and offered debit card betting before any other major UK bookmaker. Telephone betting accounted for 17% of the Group's turnover and 10% of gross win in the 2001 financial year and 15% of Group turnover and 10% of gross win for the thirteen weeks ended 2 April 2002. The Group's telephone betting operations offer horse racing, football, greyhound racing and other betting products. Horse racing remains the most significant betting product, accounting for approximately three quarters of the Group's total telephone betting gross win in the 2001 financial year. As with the Group's LBO operations, football betting has shown the most significant increase in gross win during the last three years, having more than doubled from the 1999 financial year to the 2001 financial year. Telephone betting is a non-cash operation, which utilises customer lines of credit, debit cards and deposit betting. The Group's telephone operations primarily utilises debit cards and the Group closely monitors the customers who are permitted to bet on credit, thereby minimising bad debts. Customers of the Group's telephone betting operations tend to place larger bets, on average, than LBO customers.

Customers wishing to bet with the Group's telephone betting operation have calls routed to the Group's telephone call centre facilities in Leeds or Sheffield. Customers who frequently stake large amounts receive priority treatment including the use of dedicated freephone numbers. The Group's facility in Leeds has the capacity to handle 370 simultaneous calls. The Sheffield facility has the capacity to handle 270 simultaneous calls and, if required, has the floor space to increase to 400 positions. There is a combined queuing capacity for a further 700 calls. However, each site can be run independently from the other if required for business continuity purposes. The Group's telephone betting operations are highly dependent on, and integrated into, the Group's information systems.

From March 1998, the Group provided a service based in the Isle of Man for non-UK and non-Isle of Man residents to place bets from funds placed on deposit with the Group either by bank transfer, cheque or credit card. This business was closed in February 2001 and individual clients were given the opportunity to transfer to either the Group's offshore telephone or online Sportsbook business in Antigua to take advantage of deduction free betting.

In January 2000, the Group's offshore telephone betting operation, based in Antigua and supported by a call centre in Athlone, Ireland, commenced trading. The offshore betting operation offered low deduction betting (an administration charge of 3% was added to the majority of stakes) to UK and overseas customers (other than to residents of Ireland). In March 2001, the 3% administration charge was removed, making William Hill the first major bookmaker to offer its UK customers deduction free telephone betting. In October 2001, the UK Government replaced betting duty based on a percentage of bookmakers turnover with a 15% charge based on bookmakers' gross profit. This enabled the UK betting industry to offer deduction-free betting to all its customers. See "Fiscal developments" in Part 3. Consequently, William Hill closed its bookmaking operation in Antigua and repatriated the business to the UK. The call centre in Athlone was closed in April 2002.

The Group's strategy to increase telephone betting profitability is based on:

- improving quality and control through better speed, capacity, consistency and professionalism of service and comprehensive management of telephonists, rewarding excellence through a number of measured competencies;
- price led advertising on live televised sports events to attract new and retain existing customers;
- increasing profitable betting opportunities;
- implementing cost effective technological solutions to improve customer service and cost management;

- controlling costs through the ongoing review of departmental cost centres, and the running of a virtual UK call centre with the Sheffield and Leeds centres operating as a single entity;
- effective hedging and risk management policies (see "Risk management" in this Part 1); and
- the Group's intention to provide customers with a single account for both telephone betting and Sportsbook.

Online betting

The Group offers betting on sporting and other events through its online Sportsbook and also offers an online casino. The Group's online operations generated £273.7 million in turnover and £35.5 million in gross win for the 2001 financial year. The Group's online operation achieved a £9.2 million operating profit during the 2001 financial year, compared with £2.9 million and £7.7 million operating losses in the 1999 and 2000 financial years, respectively. Just over 40% of the online Sportsbook gross win in 2001 was generated from football betting, a further one-third from horse racing and the remainder from other sporting events. The Group's online customers are typically younger than LBO or telephone betting customers. The Group's objective is for geographic diversification in its online customer base and to attract a broad base of frequent betting customers. Although the UK presently provides the largest proportion of customers for the Group, international diversification and expansion is continuing. The Group intends to integrate its operations by providing a single customer account for the Sportsbook and telephone betting operations and also intends to introduce functionality to allow funds transfer between the online Sportsbook and casino accounts.

Online Sportsbook

William Hill's online Sportsbook operation offers a broad range of sporting and other betting opportunities. The Sportsbook site currently supports six languages, offers betting in 11 currencies and accepts deposits by credit and debit cards and wire transfer or cheque. The online Sportsbook had approximately 281,000 registered customers and approximately 99,000 active customers at 1 January 2002. In 2000, the Group began taking Sportsbook bets via mobile phones and interactive television.

The Group developed and launched its Sportsbook interactive betting site for non-UK and non-Isle of Man residents to coincide with the football World Cup in May 1998. The amount of business during the tournament prompted the Group to expand the service to other sports and ultimately to re-develop the entire site in order to offer a comprehensive betting service. The new site, launched in August 1999, continued to target an international audience and a separate site was launched shortly afterwards for the UK market. The international site took deduction free bets from UK customers from January 2000. Following repatriation of the online Sportsbook business in October 2001 there is now only one Sportsbook site accepting bets from all customers. Due to the uncertainty of the US regulatory position, the Group stopped taking bets on its online Sportsbook site from persons in the US (who accounted for approximately 2% of the Group's online gross win in 2001) with effect from 1 February 2002. See "Regulation of online betting" in Part 3.

The Group's online Sportsbook customer acquisition strategy includes:

- cost effective use of online advertising;
- utilising tenancy agreements with high-traffic sports sites such as Soccernet, Football365, Livescore and the Racing Post;
- securing prominent rankings of its sites in online searches using sports and betting related terms;
- increasing use of affiliate marketing, including provision of live odds through a data feed into a betting "kiosk" that can be easily integrated into an affiliate's site; and
- promoting the Sportsbook URL in the Group's corporate advertising and LBO windows.

The Group focuses on constantly improving the reliability, speed, capacity and usability of the Sportsbook site as a means of growing the online Sportsbook business. In addition, the Group intends to introduce new products to the online Sportsbook operation during this year. New products include a rapid-play numbers game and betting on US horse racing, aimed at providing UK horse racing customers with an evening service through the winter months.

Development of the online Sportsbook services will focus on new payment methods, such as debit cards issued by non-UK banks, and the integration of the online and telephone betting platforms.

Online casino

The Group has developed an online casino operation under commercial agreements with a Canadian company, CryptoLogic. In January 2000, the US dollar "play for money" online casino was launched and a sterling Casino was added in April 2001. The online casino had approximately 118,000 registered customers and approximately 35,000 active customers at 1 January 2002. The online casino includes blackjack, roulette, poker and other "table" games. As current UK regulations do not permit William Hill to operate an online casino business from the UK, the online casino is based offshore in the Netherlands Antilles and is promoted to a worldwide audience.

The Group's online casino customer acquisition strategy focuses on advertising on the Sportsbook site, distributing CDs containing the casino software to new telephone and online Sportsbook customers and affiliate promotions. The Group's strategy to increase online casino profitability includes:

- introducing functionality to allow funds transfer between the online Sportsbook and casino accounts;
- introducing new casino products, such as multi-player poker, "instant" casino games (for which no software download is required) and a Chinese language casino; and
- improving contract terms to increase the Group's share of online casino gross win by the Group taking control of customer service and payment processing.

Other betting channels

The Group offers betting odds on-track at 51 of the 59 racetracks in Britain. Although small in terms of revenue generation, on-track betting is an important part of the Group's activities. It allows the Group to provide a "seamless" service to existing customers by allowing them to place bets with the Group while visiting racetracks. It also gathers race information, which helps it to manage risk effectively, to hedge its positions with other bookmakers and to maintain the Group's high profile in the racing industry. Bets made on-track are not currently subject to betting duty or the horse racing levy.

Group Promotions operates betting shops located at eight dog tracks and seven racecourses, as well as managing hospitality boxes for client entertaining at York, Ascot and the Cheltenham Festival.

Prior to its sale to the IG Group plc in May 2001, the Group offered an index betting service. The Group withdrew from this market in order to remain focused on the core activity of fixed odds bookmaking through its existing LBO, telephone and online betting channels.

PRODUCTS

The Group's main business consists of taking bets on sporting and other events and numbers betting. The most popular sport on which the Group offers odds is horse racing, followed by greyhound racing and football. The Group also offers odds on many other sports, including rugby, cricket, tennis, golf, grand prix racing, American football, baseball, basketball and ice hockey. The Group also takes bets on non-sporting events, such as the outcome of political elections, Academy Award winners, popular music chart results and high profile novelty bets. Traditional bets can be simple win or lose type bets on a single selection or can be more complex, such as when a customer makes an accumulator bet on the outcome of a number of different races or sporting events. Betting takes place through each of the Group's three main platforms – LBOs, telephone and online. In its LBOs, the Group also offers AWPs.

Horse racing

Horse racing is the most significant source of the Group's profits, generating slightly more than half of the Group's gross win in the 2001 financial year. Horse racing is administered in Britain by the British Horseracing Board ("BHB"). There are 59 horse racing tracks in Britain, staging approximately 1,200 meetings and approximately 7,300 races a year (which reduced to 7,100 in 2001 as a result of the foot and mouth epidemic). In 2001, in response to the foot and mouth epidemic, Satellite Information Services ("SIS"), a provider of pictures, text and commentary on horse racing, greyhound racing meetings and numbers betting events, introduced racing from Italy, South Africa, Dubai and France. As a result, in 2001, the Group covered approximately 3,600 foreign horse races in addition to 7,150 UK races. The Group continues to offer bets on horse racing from Italy, South Africa, Dubai and France.

The popularity of horse racing varies across betting channels. In the 2001 financial year, horse racing generated approximately one-half, three-quarters and one-third of LBO, telephone and online Sportsbook gross win,

respectively. Due to the increased popularity of greyhound racing and football betting, the proportion of the Group's gross win attributable to horse racing declined from approximately 60% in the 1999 financial year to approximately 50% in the 2001 financial year.

Greyhound racing

Greyhound racing is the Group's second most popular betting product, accounting for approximately one-fifth of the Group's gross win in the 2001 financial year. William Hill is a leading sponsor of greyhound racing including sponsorship of the Greyhound Derby and many other high profile greyhound races. Greyhound races to provide betting opportunities for LBOs are organised by the Bookmakers' Afternoon Greyhound Services Limited ("BAGS"), a non profit making company set up by various bookmakers, including William Hill. Fourteen greyhound tracks currently supply 1,472 meetings per year to LBOs. During the time that the foot and mouth disease affected the UK horse racing programme, the number of greyhound races was increased (from approximately 10,000 in 2000 to approximately 16,500 in 2001). Due to the popularity of these races, the number of greyhound races has been maintained in spite of the horse racing programme recommencing.

In addition, bets are accepted on a number of greyhound meetings held in the evenings, which are not broadcast in the LBOs.

Football

Although horse racing and greyhound racing remain the two principal sources of the Group's gross win, the popularity of football betting has increased significantly in recent years, making it the fastest growing of the Group's major sports betting product lines in percentage terms. Football betting is a particularly important contributor to the online Sportsbook operation, accounting for approximately two-fifths of the online Sportsbook's gross win, with an important contribution from customers in south-east Asia. The Directors believe that the growth in football betting is primarily attributable to considerable additional worldwide television coverage of UK and international football games, as well as increasing the number of markets and providing betting on an increased number of matches. The Directors anticipate that, as demonstrated in 1998, this summer's World Cup will result in a significant increase in football betting both in the UK and from overseas.

Amusement with prize machines

AWPs are electronic slot machines which customers operate by inserting coins to play games of chance. AWPs accounted for 7% of the Group's gross win for the 2001 financial year. Current UK regulations allow a maximum of two AWPs per LBO and maximum cash prizes of £25 per AWP. The Group has installed almost 3,000 AWPs, an average of 1.94 AWPs per LBO. The UK Government in the March 2002 Government Paper accepted the recommendation to allow four gaming machines per LBO, each with a maximum payout of up to £500 and a maximum bet of up to £1. The Directors believe that additional gaming machines will result in increased gross win for the Group, although space constraints and economic factors may influence the Group's decision on the number of gaming machines to install in each LBO. In addition, the March 2002 Government Paper accepted the proposal that existing gaming machines may be played with bank notes and smart cards (but not credit cards).

As individual games have a short life span as a result of the eventual loss of interest by customers, individual machines are rotated among the Group's LBOs on a regular basis. On a Group-wide basis, each month a proportion of AWPs are replaced with new machines. A significant part of managing the Group's AWP business consists of monitoring each machine's performance so as to determine the appropriate time to rotate machines and the appropriate machines with which to replace them.

Numbers betting

Numbers betting is a type of fixed-odds wager in which customers place bets on the odds of one or more numbers being drawn from a pool of numbers. The Group offers betting on different numbers games, principally:

- Irish Lottery – customers may place bets on the result of the twice weekly Irish Lottery;
- 49s – a daily random number game launched in December 1996;
- Rapido – based on the Las Vegas casino game, Keno, and launched in August 1999; and

➤ Virtual Racing – introduced in May 2002.

The Directors believe that a proportion of turnover on numbers betting arises from the migration of turnover from the Group's other betting products offered in LBOs and that it now forms part of the total bet offering to customers. The higher margin earned on numbers betting, however, provides opportunities for profit enhancement. The numbers games are marketed in conjunction with Ladbrokes, Coral and the trade associations representing the smaller bookmakers.

Casino

The Group launched its online casino in November 1999 in "play for fun" mode. In January 2000, the US dollar "play for money" online casino was launched and a sterling casino was added in April 2001. The online casino offers a variety of traditional casino products, including blackjack, roulette, poker and other "table" games. In addition, the Group plans to introduce new casino products, such as multi-player poker and "instant" casino games (for which no software download is required).

International sports and other products

In addition to its major product offerings, the Group offers its customers betting opportunities on a wide variety of international sports, including US sports such as baseball, basketball, American football and ice hockey. The Group also takes bets on a wide range of non-sporting events, such as the outcome of political elections, Academy Award winners and popular music chart results.

COMPETITION

The Group faces competition primarily from other bookmakers and to a lesser extent the National Lottery. The Directors do not believe that the Group currently faces significant competition from other participants in the gaming industry, namely casinos, bingo halls and football pools. The anticipated deregulation of the gambling industry may allow the mixing of various forms of gambling in the same premises. This could provide opportunities for the Group but may also increase the competition from operators in other sectors.

LBO competition

The Group's chief competitors in the UK LBO market are Ladbrokes and Coral. William Hill operates 1,536 LBOs as compared to approximately 1,880 operated by Ladbrokes and 870 operated by Coral. The Directors estimate that the Group's LBO market share by number of LBOs has increased slightly in recent years to 18% in 2001, and that in 2001 its average turnover per LBO was higher than that of its principal competitors. Significant competitive factors among participants in the LBO market include, amongst other things, current regulations, the location of LBOs, the total number of LBOs, the fixed odds offered, the number and type of products offered and the quality of service and facilities provided at LBOs.

Telephone competition

The Group's chief competitors in the UK telephone betting market are Ladbrokes, Coral and the Tote. In addition, a number of international operators compete with the Group from outside the UK. The Directors believe that the Group is the market leader in telephone betting services for the UK market. The Directors believe that the Group's share of the UK telephone betting market is approximately 40% by turnover. The odds offered and the quality of service are the most significant factors in competing for telephone customer bets. The two most important aspects of quality to telephone customers are availability of operators when customers want to place bets and the speed and efficiency with which these bets can be processed. Since many bets are placed just a few minutes before the start of races, the capacity and configuration of the telephone system are very important.

Online competition

The barriers of entry to the online betting market are lower than in the Group's other channels. As a result, the Group faces competition to its online operations from a large number of UK-based operators, including Ladbrokes and Coral, and operators based overseas that have entered, and continue to enter, the online market. Relatively few of these competitors have a recognisable or long established brand name in the UK. The Group competes overseas with online and offline competitors that may have more brand recognition in certain markets than William Hill. Competitors offer all types of gambling activity, including lottery style games, horse racing, sports wagering and virtual casino games.

The National Lottery

The National Lottery offers a number of gambling products, the most important of which is a twice-weekly lottery which pays prizes based on customers choosing correctly three or more numbers from a total of six or seven drawn from 49. In addition, the National Lottery offers a number of scratch card games that offer prizes of up to £1,000,000, a Saturday only game called Thunderball with a top prize of £250,000 and a twice weekly lottery draw which pays a single prize based on customers choosing correctly six numbers from a total of six drawn from 49. National Lottery annual turnover has remained at approximately £5.0 billion for the last three years.

MARKETING

In common with its competitors in the betting industry, the extent and manner in which the Group may advertise its products in the UK are limited by the current UK regulatory regime (see "UK regulation" in Part 3). William Hill's marketing strategy is to: (i) focus on regular gamblers with established betting behaviours, (ii) build on William Hill's heritage and stature to maintain a respected, broad based, market leading brand and (iii) improve the quality of its relationship with its customers in order to increase the value, lifetime and profitability of such customers. In order to implement these strategies, the Group focuses its marketing efforts on:

- *Brand awareness* – The Directors believe that the Group achieves high levels of brand awareness through its prominent position on high streets, supported by extensive price led advertising in the national and sporting press. William Hill's use of its blue livery and signature logo across all channels of communication has developed a consistent brand identity. William Hill promotes the range of events, sports and types of betting available through its LBOs, telephone and online channels and engages customers through clearly displayed odds, winnings and prompts to bet.
- *LBO promotion* – Within LBOs, promotional activity includes live coverage of horse and greyhound races linked to shop text screens showing "up to the minute" prices and race information. Window displays and a range of "point of sale" materials are used in shops and are aimed at informing and motivating customers to bet on key events, more profitable bet types, football and numbers betting.
- *Promotion of sports betting* – The growing interest in sports betting is being driven by extensive television and other media coverage and continues to be exploited through the daily marketing of betting opportunities to the Group's customer base. William Hill has developed and tested over a number of years a wide range of media to promote sporting events and the related odds.
- *Betting on football* – With the growth in television coverage, there has been a considerable increase in the volume of football bets on the English Premier League, Champions League and international fixtures. In order to increase football betting, the Group actively seeks to accept bets on an increasing number of football fixtures (both domestic and overseas) and to diversify existing football betting products by providing new opportunities.
- *Cross channel developments* – Historically, William Hill has communicated with its customers on a channel by channel basis with separate promotions to LBO, telephone and online customers. The Group is developing a single client account for its telephone and online Sportsbook operations to permit betting across channels. The Directors also believe there will be benefits through better control of liabilities, reduced operating costs and enhanced cross selling, client communications and customer servicing.
- *Acquisition of UK accounts* – The Group actively seeks new customers through recruitment channels, including:
  - significant positions in national press and selected sporting press comprising price led advertisements which benefit all channels;
  - sponsorship of televised events and on course banner advertising;
  - direct mail activity to qualified lists of people with sporting interests;
  - banner advertising, betting "kiosks" and promotions on a range of sports-related internet sites;
  - search engines;
  - promotion of its odds on Teletext (Channel 4), Sky text (Sky) and Ceefax (BBC);

- fixed tenancy agreements with major online sports portals such as Soccernet.com, 365.com and Livescore.com;
- affiliate partners rewarded on a "finders fee" paid for each depositing new account introduced to William Hill; and
- "recommend a friend" promotions to William Hill's existing client base.

- *Acquisition of international accounts* – William Hill is seeking to build its international client base through its internet site. William Hill intends to use targeted online marketing via global and regional online sports portals as the primary medium to recruit international accounts. In doing so, the Directors believe they can test international sites to determine whether response rates will deliver an acceptable acquisition cost per new account.

RISK MANAGEMENT

To date, the dominant portion of the Group's earnings has been derived from bookmaking activities and the Directors anticipate that this will continue. Bookmakers' odds are determined so as to provide an average return to the bookmaker over a large number of events. There is an inherently high level of variation in gross win percentage race by race, match by match and day by day. In the long run the gross win percentage has remained fairly constant (although it has been affected by the introduction of gross profit tax), but in the short-term there is less certainty of profitability. In spite of this, daily losses at gross win level are infrequent.

The large majority of racing bets are placed at starting prices which are not established by the Group but are derived from the on-track betting markets. The risk is significantly reduced by the averaging effect of taking a very large number of individual bets over a considerable number of events and is also tightly controlled through a four-stage risk management process. This relies on access to up-to-date information, tightly controlled bet acceptance limits, effective hedging and expert odds compilation. The averaging impact takes effect on over 38,000 races/events and over 260 million bets that are placed with the Group annually.

Up-to-date information

Access to market information before the event is important. The Group relies on information from various sources:

- *Industry knowledge.* Knowledge of odds compilers (see "Expert odds compilation" below) and also senior management's knowledge of both the industry and of individual races, runners, sports teams and competitors, as the case may be.
- *Outside sources.* Odds compilers and senior management utilise a variety of outside sources including consultants, newspapers, sporting publications and other media comments to obtain relevant information about individual events.
- *Warm sources.* Betting patterns of customers known to have access to information or whose opinion on individual horses or events is respected by management ("warm sources"). Significant bets placed through all channels from warm sources are monitored by management. This information may help in the assessment of a selection's true chances.
- *Overall telephone betting pattern.* Telephone betting information recorded on computerised systems is summarised as a field book which identifies how much has been staked on each selection, total stakes and the potential liability for each horse, team or competitor. This indicates the weight of money on each participant bet via the telephone.
- *Overall online sports betting pattern.* Information is recorded and summarised in a manner similar to the overall telephone betting pattern above.
- *Betting from sample LBOs.* A total of 40 typical LBOs, placed throughout the estate, record all horse race bets, excluding forecasts, up to 15 minutes before the first race of the day commences and thereafter all single horse racing bets on computerised systems in the same way as in the telephone betting operation. This information, designed to be representative of the entire LBO population, is summarised in a separate field book in the Group's betting control centre in Leeds and represents the betting patterns in the LBOs operating the sampling system. Extrapolation of this sample indicates both the weight of betting in LBOs overall and the overall potential liability on each horse race.

- *LBO referrals and notifications.* Bets which exceed LBO limits or are received from warm, unusual or unidentified sources, or bets which are of a type notified by LBO managers as being of interest to risk management, are telephoned to the Group's betting control centre in Leeds and entered on computerised systems to be included in the LBO fieldbook. A referred bet requires authorisation before acceptance. A notification is for information purposes after a bet has been accepted.
- *Monitoring of individual horses.* The ten most backed horses prior to commencement of racing are identified for risk management from both LBO sampling and telephone betting.
- *On-track information.* Telephone links are made to the Group's race track representatives at least ten minutes before a race is due to commence. The representative provides information on the on-track market, market movements and the strength of the market.

The above information enables management to assess the chances of each selection based on a wide range of information, to assess potential exposure on each selection and to determine whether bet acceptance should be limited on certain selections, the odds reduced or whether to consider hedging to reduce the risk.

Bet acceptance limits

The Group is under no obligation to accept any bet. Where a bet is considered undesirable by management, it will be refused or accepted in part, with or without adjusted odds. For different types of bets the Group sets limits for LBOs on stake value and potential liability at which bets must be "notified" (that is, reported after acceptance) or "referred." Referred bets are accepted only after approval from the Group's central betting control department. In practice, the proportion of bets refused is extremely small. The telephone business operates separately but in a similar way. The online sports betting system provides an automatic procedure whereby liability limits are pre-set on individual events, for customers generally and, if appropriate, for specific customers.

Hedging

The purpose of hedging is to reduce potential liabilities by affecting the starting price of a selection. The large majority of the Group's horse racing bets placed off-track are at the starting price. Hedging bets placed on-track are likely to shorten the odds of a selection and hence reduce the Group's potential liabilities. The decision to hedge is dependent on a number of factors:

- *Size of potential liability.* The total liability on each participant will be considered, with the critical level varying from event to event. In addition, LBO sampling will also be considered in circumstances where the potential liability on a single selection exceeds total stakes on the event by around 100%.
- *Number of "losers" in a race.* The number of "losers" is the number of participants that would cause a loss for the race as a whole to the bookmaker if that participant won. It is not uncommon to have three or four "losers" in a race, especially where the total number of participants is high. To hedge by betting on one participant in the market might lengthen the odds on the others, and increase their potential liability. In these instances the negative impact of hedging is considered before any hedging takes place.
- *Management's assessment.* Management's own assessment of the chances of a selection winning, taking into account information from all available sources, can affect marginal decisions to hedge.
- *Ability to influence odds.* It is normally much easier to shorten high odds (e.g. 20-1) than low odds (e.g. 5-4).
- *Cost of hedging.* At small race meetings, when the market is weak, a hedging bet of as little as several hundred pounds may be sufficient to significantly affect odds. At large race meetings a hedging bet of even several thousand pounds may have little impact. Hedging on dog racing is less significant or frequent when compared with horse racing.

Most bookmakers engage in hedging. The bookmakers may have similar risk profiles and, accordingly, benefit from the hedging policies of other bookmakers. Using the above factors, the Group annually stakes between £3 million and £5 million on hedging, or 0.2% to 0.3% of the Group's turnover.

The Group does not hedge in some betting areas including numbers, football and certain sporting and other events. In such areas, risk management primarily comprises careful compilation and, where possible, management of odds and acceptance or non-acceptance of bets.

Expert odds compilation

The Group employs a team of sixteen odds compilers and seven online international risk managers, all of whom control liabilities. For sports events a minimum of two opinions are sought on each event, however, in practice this quorum is usually greater. For racing events a minimum of three opinions is sought when the Group advertises its prices in the printed news media. The Group also employs outside consultants to assist its odds compilation and news gathering on certain events (for example horse racing, overseas football and US sports). Management considers the Group's team of compilers and risk managers to be of high quality and able to compete in the ever changing market. The majority of racing bets are placed at starting price and are not affected by the Group's odds compilation.

Online casino

Unlike William Hill's bookmaking products, all of the products offered through the online casino have a fixed likelihood of success for the customer which enables William Hill to manage its risk profile without undue difficulty. The nature of the online casino means that hedging is not required.

INFORMATION SYSTEMS

The Group operates a number of information and communication systems in order to support its business. IT at William Hill is managed in-house by a team of over 100 IT professionals and the department is structured in a manner suited to meet the needs of the business. The live systems are supported by 50 in-house staff skilled in the disciplines necessary to maintain the availability and quality of these critical functions and this arrangement is backed up by external support from manufacturers and suppliers, often under support agreements tailored to the needs of William Hill. By providing this degree of support in-house, IT is able to offer an efficient response capability. The principal systems operated by the Group are:

LBO text and audio systems

The Group operates LBO text and audio systems which provide information by satellite links to each LBO. The Group's latest odds, prices from the race tracks and results as they occur are constantly displayed on the multi-screen information display systems and broadcast over audio by the Group's own commentators. Due to the importance of these systems to the Group's business, they are backed up by a telephone service that allows any LBO to obtain text, audio or both in the event of a fault occurring in the Group's satellite receiving equipment. In the event of a satellite failure, the back-up system capacity is sufficient to support all the Group's LBOs.

LBO video system

The Group operates a video system, which transmits live pictures and commentaries of horse and greyhound races, and certain numbers draws by satellite, to each LBO. The service is currently provided by Satellite Information Services Limited, a wholly-owned subsidiary of SIS, an entity co-founded and currently owned jointly by the Group and other entities, including Ladbrokes and the Tote. The current position on distribution of pictures and audio is explained in "Distribution of pictures, audio and data" in Part 3.

Telephone betting systems

The Group operates a telephone betting system, which comprises call handling, bet capture and bet settling systems. Call handling is provided by British Telecom which allows calls to be routed and prioritised according to client profile. Bet capture is performed on a fault-tolerant computer and client accounting is performed on a Unix machine. The systems have direct links to National Westminster Bank for the authorisation of debit card transactions and the payment of winnings.

Online Sportsbook systems

The Group operates an online betting website, www.williamhill.co.uk. The front-end web servers "serve" the sites' web pages to customers' browsers, and back-end application servers carry out bet settling, client accounting and event management functions. The complete system configuration is replicated over two sites providing robust business continuity arrangements. The computer systems used for telephone and online betting will merge in the latter half of 2002 to form a single betting platform.

Online casino system

The Group's online casino business is based offshore in the Netherlands Antilles. The online casino system is supplied under licence from Intertainet Overseas Licensing Limited ("IOLL"), a subsidiary of CryptoLogic of Toronto, Canada. Customers install the casino software on their PCs and connect over the internet to IOLL's casino server in the Netherlands Antilles. The casino software can either be downloaded from the Group's website (www.williamhillcasino.com) or from a CD, which can be requested from the website.

Risk management system

The Group's risk management system provides real-time information on the Group's liabilities on a race-by-race basis. All bets taken over the telephone and online, together with the majority from 40 representative LBOs and referrals and notifications from all LBOs, are consolidated and summarised on a series of displays, which are used continually to decide whether to hedge in the on-track market. The systems development referred to in "Online Sportsbook systems" above, which sees the systems for telephone and online operations merge, will enhance risk management by offering a consolidated fieldbook which provides a single view of company wide liabilities and greater ability to analyse risk information.

Text information system

The Group supplies text information by land line links to commercial broadcasters for promotional purposes. The information provided comprises the Group's own odds on future events, live odds on horse and greyhound races as well as recent results and other sports betting information.

Payroll System

The Group employs over 9,000 people, all of whom are paid monthly. The Group uses a packaged payroll system (supplied by Infinium) which is operated and supported by in-house staff. Payment of wages to staff bank accounts is achieved by BACS transfer.

Business continuity

The Group's telephone betting, online Sportsbook and the LBO text systems and its payroll system are fully duplicated. A back-up data centre is located outside of Leeds, where the main data centre is located. Fibre optic links connecting large disc arrays are used to replicate the business data of the online Sportsbook, and from later this year that of telephone betting, in realtime between the sites. The back-up data centre also acts as a benchtesting environment and proposed changes to systems are thoroughly tested to ensure no interruptions to service. Fully documented and tested disaster recovery plans are in place with business continuity strongly emphasised. All of the above contingencies are inspected and audited regularly.

The Group is considering the implementation of back-up arrangements for its Netherlands Antilles online casino operation as the Group is currently reliant upon a single system.

INTELLECTUAL PROPERTY

William Hill has registered its name in various forms in the UK and has filed UK and European Community trade mark applications. It actively takes measures to protect the William Hill name. Certain other trading names, such as "Actionline" and the William Hill corporate logo are also registered in the UK. William Hill uses a mixture of packaged software under licence and internally developed software for which it owns the copyright and retains rights of ownership. William Hill has also registered various domain names, including www.williamhill.co.uk and www.williamhillcasino.com.

EMPLOYEES

In the year ended 1 January 2002 the Group's average number of employees was 9,877 (2000-9,565, 1999-9,384) comprising 5,334 full-time and 4,543 part-time staff (less than 31 hours per week). Approximately 87% of these employees were directly involved at the LBO level. Seasonal staff are principally recruited to work during the summer months (April to August) when the LBOs remain open later in the evening. Pay reviews are held annually. The most recent pay review was held in March 2002, when pay rates were increased by an average of 2.5%. See "Notes to the Financial Information" in Part 6 for more information.

Part 2 – Management and Corporate Governance

DIRECTORS AND SENIOR MANAGEMENT

William Hill's Directors and senior management represent a combination of relatively new appointments with broad general management experience, supported by individuals with unparalleled experience in the bookmaking industry. The Group's management is influential in the bookmaking industry, has broad retail experience and has a track record in promoting innovation in the industry.

Directors

The members of the Board of Directors of William Hill PLC are:

Name	Age	Function within the Group
John Michael Brown	59	Chairman
David Charles Ian Harding	46	Chief Executive
Thomas Daniel Singer	39	Group Finance Director
David Philip Allvey	57	Non-Executive Director
Yagnish Vrajlal Chotai	42	Non-Executive Director
John Michael Barry Gibson	50	Non-Executive Director
Alexander Donald Mackenzie	45	Non-Executive Director
Charles Thomas Scott	53	Non-Executive Director

John Brown is Chairman of the Group, having been Chief Executive from 1989 and Chairman from March 1999. He stood down as Chief Executive in August 2000 on the appointment of Mr Harding to that position. Mr Brown joined William Hill in 1959, starting as an office junior and working his way up through different parts of the business over the next 26 years, until he was appointed Assistant Managing Director of WHO in 1985. Mr Brown is a high profile figure in the bookmaking and racing industries. He was the leading figure in the development of numbers betting, was responsible for proposing the recent changes to the betting tax regime and has become a significant figure in the political and financial debates affecting the industry. He led the industry team on the recent negotiations over data and picture rights. He will remain part-time Chairman and will be responsible in conjunction with the Chief Executive for the overall business strategy of the Group. Mr Brown intends to retire from his position as Chairman of the Group at the conclusion of the Annual General Meeting to be held in 2003.

David Harding was appointed a director of a number of companies in the Group on 1 August 2000 and, after a period of induction, assumed the position of Chief Executive. Mr Harding is responsible (in conjunction with the Chairman) for the overall business strategy of the Group and is also responsible for the Group's day-to-day operations. For the two years prior to joining the Group, Mr Harding was with the Prudential Group, initially as Managing Director of their Life and Pensions business and latterly as Deputy Chief Executive of Scottish Amicable, a wholly owned Prudential subsidiary. Prior to that, Mr Harding was Managing Director of Charles Schwab Europe and was responsible for the launch of their successful internet share trading business. He is an MBA graduate of Warwick University, and, after an early career in marketing with Jaguar Cars, spent several years as a consultant with the PA Group specialising in strategic marketing and performance improvement assignments in a broad range of manufacturing and service environments. He also has considerable experience in telecommunications and was Director of Customer Services at Mercury One2One.

Tom Singer joined the Group on 8 January 2001 and from 1 March 2001 assumed the position of Group Finance Director. His responsibilities cover finance, financial and strategic planning, investor relations, security and internal audit. Prior to joining the Group, Mr Singer worked at Moss Bros for three years where he held the position of Group Finance Director and was responsible for finance and IT. He was previously a management consultant with McKinsey for five years, during which time he worked on a range of strategic and corporate finance related projects for various clients in the financial services, media, consumer goods and transportation sectors. He spent his early career with Price Waterhouse in audit and consultancy, working in London and New York. Mr Singer is a Chartered Accountant.

David Allvey was appointed a Non-Executive Director of William Hill in May 2002. Mr Allvey was Group Finance Director of B.A.T. Industries until 1998, Chief Operations Officer of Zurich Financial Services from 1998 to 1999 and Finance Director of Barclays Bank from 1999 to 2001. He is a Non-Executive Director of Costain Group, of Britannic Group and of Intertek Testing Services. Mr Allvey was a Non-Executive Director of McKechnie from 1993 to 2000 and Allied Zurich from 1998 to 1999. He was Chairman of the Fiscal

Committee of the 100 Group of UK Finance Directors and has been a member of the UK Accounting Standards Board since 1994, having qualified as a Chartered Accountant with Price Waterhouse in London.

Yagnish Chotai became a Non-Executive Director of William Hill in March 1999, following the acquisition of William Hill by the Institutional Shareholders. He is a director of Cinven, a leading European private equity firm. Mr Chotai has been involved in a number of buyouts led by Cinven, including General Healthcare Group, Kappa Packaging, Unique Pub Company, Oxoid and Comax. Prior to joining Cinven, Mr Chotai was Deputy Managing Director of Gresham Trust, a private equity firm then owned by BAT. He joined Gresham in 1992 following a four year career in Hill Samuel Bank's development capital business. Prior to that he qualified as a Chartered Accountant with KPMG, and specialised in corporate finance. He graduated from Edinburgh University in 1982 with First Class Honours in Economics and Accountancy.

Barry Gibson was appointed as a Non-Executive Director of William Hill in May 2002. Mr Gibson was Group Retail Director of BAA from 1988 to 1997 and Chief Executive of Littlewoods from 1997 to 2001. Mr Gibson is currently Chairman of the British Institute of Retailing and a Non-Executive Director of National Express Group. Mr Gibson was a Non-Executive Director of Limelight from 1997 to 1999.

Donald Mackenzie became a Non-Executive Director of William Hill in March 1999. He is a Chartered Accountant and a Director of CVC Capital Partners Ltd.

Charles Scott, Chartered Accountant, was appointed a Non-Executive Director of William Hill in January 1999 and is the nominated senior independent Non-Executive Director for the purposes of the Combined Code. Prior to joining the Group, Mr Scott spent nine years with Saatchi & Saatchi in various roles including Chairman, Chief Executive and Finance Director. He is currently Chairman of Cordiant Communications Group and Topnotch Health Clubs and a Non-Executive Director of Adidas-Salaman, TBI, InTechnology Profile Media and Massive Limited. He has worked for over 20 years with US corporations, including as Chief Financial Officer of IMS International.

Senior management

In addition to the executive management on the Board of William Hill, the day-to-day management of the Group is conducted by the following executive management all of Greenside House, 50 Station Road, Wood Green, London N22 7TP:

Name	Age	Function within the Group
Nigel Blythe-Tinker	51	Group Company Secretary
Mike Ellis	38	Group Director, Information Services
David Hart	55	Development Director
William Haygarth	47	Group Director, Interactive Businesses
David Lowrey	54	Group Director, Bookmaking and Telephone Betting
Peter Nolan	41	Group Director, Marketing
Gordon Oliver	55	LBO Operations Director
David Russell	44	Group Director, Human Resources
Ian John Spearing	54	Group Director, Corporate Strategy and Development
Anthony David Steele	39	Property Director
Ralph Jamieson Topping	50	Retail Operations Director
Shailen Wasani	41	Finance Director

These executive officers are all employed by William Hill Holdings Limited except for Peter Nolan and David Russell, who are employed by William Hill Organization Limited.

Nigel Blythe-Tinker was appointed Group Company Secretary on 20 January 1999 and has responsibility for the Group's legal and company secretarial functions. Immediately prior to joining the Group, he was Group Company Secretary and Head of Legal for Thorn Lighting Group. Prior to that he held a number of senior executive positions in companies including The Rank Organisation, Framlington Group and CGNU. Mr Blythe-Tinker holds a LLB degree from University College, University of Wales and is a Fellow of the Institute of Chartered Secretaries and Administrators.

Mike Ellis was appointed to the position of Group Director, Information Services on 1 July 2000. He is responsible for development and support of all IT and Telecommunications systems for the Group. Mr Ellis joined the Group in 1991 as Telecommunications Manager, following ten years working for Kingston

Communications in Hull. In 1994 Mr Ellis was promoted to IT Manager (Racing Systems) and in 1998 became the Group IS Manager.

David Hart was appointed Development Director of the Group in 1990. He is responsible for the development of William Hill's LBO estate and all licence and permit related matters. Mr Hart has worked in the bookmaking industry for 36 years, including 17 years with Ladbrokes prior to joining William Hill in his current role.

William Haygarth has been Group Director, Interactive Businesses since 1 July 2000. He was previously responsible for the Group's AWP business, Information Services function and e-commerce activities. He joined the Group in June 1990 and is responsible for all of the Group's online operations. Mr Haygarth has previously worked as a management consultant and held senior IT positions with Marks and Spencer and L'Oreal.

David Lowrey has been Group Director, Bookmaking and Telephone Betting since 1 July 2000. Prior to that, he had served as Group Racing Director since 1992. He is based in Leeds and has overall control over telephone betting, racecourse representatives, betting control, odds compilation and Group promotions. Mr Lowrey has over 38 years experience in the industry. He joined WHO in 1967 and has held various positions within the Group including Regional Credit Co-ordinator and General Manager of Credit. He was appointed Director of Credit of William Hill in 1984.

Peter Nolan was appointed to the position of Group Director, Marketing on 19 March 2001. Mr Nolan has spent the majority of his career at Royal & Sun Alliance Assurance Group in marketing, operations and business development roles. Since April 1999, he was Vice President of Marketing for TD Waterhouse, a US owned discount stockbroker, where he was involved in the development of their internet, interactive TV and WAP services.

Gordon Oliver was appointed LBO Operations Director on 1 March 2000 and has assumed responsibility for the operation of the Group's LBOs. He joined the Group in 1968 as an LBO manager and prior to his current role he had been the Regional Director for London East since 1986.

David Russell was appointed to the position of Group Director, Human Resources on 5 March 2001. He is responsible for the development and maintenance of HR policies for the Group. Prior to joining William Hill, Mr Russell held senior HR positions in Alpha Airports Group and Courtaulds Textiles. Mr Russell has over 20 years experience in HR within the leisure sector both within the UK and internationally.

Ian Spearing has been Group Director, Corporate Strategy and Development since 1 September 2001, having previously been Retail Director since 1 July 2000. He joined William Hill in 1991 as Business Development Director from Ladbrokes, where his 20 year career included six years as a senior executive in their international operations based in Belgium. He was appointed to the Board of WHO in July 1999. Mr. Spearing works with the Chairman and Chief Executive on all major betting industry issues.

David Steele is a Chartered Surveyor. Having joined the Group as Estates Controller from Ladbrokes in May 1990, Mr Steele was appointed Property Director in July 1997. He is responsible for all surveying and shopfitting, including the installation and maintenance of equipment in LBOs, lease renewals, disposals, lettings and all other property related matters. He previously worked for Louis Taylors as a General Practice Surveyor and as a Valuation Surveyor with the London Borough of Hackney.

Ralph Topping was appointed Retail Operations Director, where he has responsibility for all LBOs, including AWPs and both the property and development departments, in October 2001. He has been with William Hill since 1973. His early career was spent as a shop manager in Scotland and, following a two year spell in personnel, he was appointed an Area Manager. In 1992 he moved to Leeds to head up the Sports Information Department but returned to an operational role in 1993 when he was promoted to Regional Director for the Scottish Region. In October 1998 he was seconded to help develop and establish the online business and became Operations Director for online business in July 2000.

Shailen Wasani joined the Group as Group Financial Accountant in 1990 and was appointed Financial Controller in 1992 and Finance Director in July 1997. Mr Wasani is responsible for the finance function for the Group's operating companies and reports to Thomas Singer, Group Finance Director. Prior to joining William Hill he worked for Leigh Carr (Chartered Accountants) as an Audit/Investigations Manager and before that as Audit Manager for Ernst and Whinney.

Corporate governance

The Board has reviewed "The Combined Code – Principles of Good Governance and Code of Best Practice" (the "Combined Code") which is appended to the Listing Rules of the UK Listing Authority. The Board considers that, on Admission, the Company will comply with the provisions of the Combined Code, except that John Brown, who was formerly Chief Executive of William Hill, is a member of the Remuneration Committee. Although Mr Brown is not regarded as an independent Non-Executive Director for Combined Code purposes, the independent Non-Executive Directors consider that his guidance is important in assessing the performance of the Executive Directors and other members of senior management, and therefore in properly determining their remuneration.

The membership of the Company's Audit Committee comprises three Non-Executive Directors, namely, David Allvey, Donald Mackenzie and Charles Scott, and the Chief Executive and the Group Finance Director by invitation. The chairman of the Audit Committee is David Allvey. The Audit Committee is responsible for reviewing the accounting policies and procedures of the Group, its internal financial control systems and its compliance with statutory requirements. The Audit Committee is also responsible for considering any matter raised by the Group's external and internal auditors.

The membership of the Company's Nominations Committee is made up of three Non-Executive Directors, namely David Allvey, Yagnish Chotai and Charles Scott. The Chairman of the Nominations Committee and the Senior Non-Executive Director is Charles Scott. The Nominations Committee is responsible for making recommendations to the Board in relation to Board appointments.

The membership of the Company's Remuneration Committee consists of three Non-Executive Directors, namely John Brown, Yagnish Chotai and Barry Gibson, and the Chief Executive by invitation. The chairman of the Remuneration Committee is Barry Gibson. The Remuneration Committee is responsible for considering and making recommendations on the remuneration of all Directors and members of senior management, the appointment or dismissal of such Directors and members of senior management, and the terms of appointment or dismissal and the remuneration of senior employees of the Group whose annual salary is in excess of £60,000 per annum.

Part 3 – Regulatory, Fiscal and Industry Issues

William Hill's LBO, telephone and online Sportsbook operations are subject to the regulations applicable to such operations in the UK. The online casino operation is subject to regulations applicable to gambling operations in the Netherlands Antilles. In addition, the Group's online operations may be subject to regulations in the countries where its services are accessed. Several of such regulatory regimes are in the process of being deregulated and others, particularly in respect of the internet, are still in the process of development.

Several of the fiscal regulations applicable to William Hill are unique to the bookmaking industry, and the fiscal landscape in the UK has changed dramatically in the last 12 months. See "Fiscal developments" below.

UK REGULATION

The Betting Act

The betting industry is regulated under the provisions of the Betting, Gaming and Lotteries Act 1963 (the "Betting Act"). Since 1963, there have been a number of amendments and new regulations have been introduced for new products from time to time. The main intention of the Betting Act was to allow cash betting in dedicated licensed premises managed by persons deemed to be "fit and proper". The active encouragement of customers to gamble was not permitted and only persons over 18 years of age were to be allowed entry.

Permits. An individual or company wishing to act as bookmaker on his own account must hold a permit, granted by the licensing committee of local justices in England and Wales or a licensing board of local councillors in Scotland and renewable every three years. An applicant must be considered to be "fit and proper" to hold a permit. A permit holder may apply for any number of betting office licences.

Licences. A licence, granted in England and Wales by the licensing committee of local justices or in Scotland by a licensing board of local councillors, and renewable every three years is required for individual premises to be used as betting offices. The premises must comply with statutory requirements, including planning permission (not strictly necessary to obtain the licence but needed in order to trade). The authorities have discretion to refuse a new licence application or renewal if:

- the premises are of unsuitable layout, character, condition or location;
- there is insufficient demand in the locality, taking into account existing local LBOs (although this demand criteria may be removed by the UK Government, see "Industry issues – Proposed deregulation" in this Part 3); or
- the premises have not been properly managed under the licence.

In practice, an application for a new licence in a locality is likely to result in objections from existing LBO operators, since anyone can object to the granting of a licence on the grounds that demand in the locality is already adequately catered for. That person is then entitled to take part in the proceedings. Bookmakers generally object to any case where they consider that the opening of an LBO at those premises will attract custom from their own premises. As a result, even where applications are eventually granted, applicants frequently incur legal costs in resisting objections and may also experience delay. The licensing system, therefore, acts as a barrier to entry into the market, but this is not necessarily a high or permanent barrier in every region for the following reasons:

- the characteristics of the area may change thereby allowing more LBOs;
- if LBOs are not continually improved in terms of facilities and services then there may be potential for a new entrant to offer a "new" service; and
- different magistrates may define local demand differently.

Additionally, existing operators may choose to expand through acquisition rather than by setting up new LBOs.

Advertising and promotion. The Betting Act prescribed that the general public was not allowed to see inside a betting office and that only the name of the bookmaker, the fact that the premises was a licensed betting office and that persons under 18 were not permitted entry were allowed to be displayed on the exterior of the shop. These restrictions affected the industry in that:

- it made it difficult to expand the overall customer base of the market;

- market share was determined primarily by LBO location; and
- a stereotypical image of betting shops was reinforced by the inability to show the interior.

The requirement that no advertising or moving pictures (including TVs) in LBOs should be visible from outside was lifted in 1995, as was the need to have obscured windows. LBOs were also allowed to have moving text displays, display information in their windows about facilities, events, bets and odds, and provide a greater range of refreshments (sandwiches and snacks).

The regulations on advertising were relaxed in April 1997, allowing print (but not cinema, television or radio) advertising of betting shop facilities and locations. The principal restriction on inducing customers or potential customers has been relaxed and this has broadened the betting market.

The past advertising restrictions have not applied to telephone betting services. Telephone betting services have been heavily advertised by the major operators both as a separate service and as a means of promoting brand awareness and providing information which indirectly benefits the LBO business.

In January 2002, the Advertising Standards Board announced a proposal to lift the ban on advertising on TV and radio and a consultation process is currently being undertaken.

LBO facilities and deregulation. The Betting Act also regulated the premises and operation of LBOs, with the objective of ensuring LBOs were functional operations, which did not actively encourage people to bet. The rules were relaxed by an Amendment Order in 1986, which allowed:

- TV coverage of sporting events and broadcasting of information used for betting, although the size of television screens was limited; and
- the sale of soft drinks and some snacks on the premises.

A further relaxation of the rules in 1993 allowed extended opening hours in the summer (April to August) for evening racing and since then, the following further relaxations in the regulations have taken place:

- removal of the restriction on maximum TV screen size and the allowance of greater flexibility on pictures and text (1995);
- two AWPs were allowed to be installed in each LBO and LBOs were allowed to sell scratch cards (but not National Lottery tickets) from June 1996; and
- Sunday opening was permitted from January 1995.

Industry lobbying, as a result of the impact on the industry of the National Lottery, helped to obtain a 1% cut in betting duty to 6.75% in March 1996.

In October 2001, following extensive lobbying by the UK betting industry and as a result of the increasing drift of business to deduction-free offshore betting, the General Betting Duty on customer turnover was replaced by a 15% tax on bookmakers' gross profits. See "Fiscal developments" below. This enabled the UK betting industry to offer deduction-free betting to its customers.

Amusement with prize machines

AWPs are regulated by the 1968 Gaming Act, which is administered by the Gaming Board on behalf of the Department for Culture, Media and Sport ("DCMS"). All cash AWPs are machines that are:

- coin operated;
- constructed or adapted for playing a game of chance; and
- offer a financial payout or offer free additional plays if a customer is a winner.

No further licensing is required for two AWPs to be placed in each LBO. Since 1 January 2002 the maximum cash payout has been £25. The British Amusements and Catering Trade Association ("BACTA") has agreed with the manufacturers not to supply a game with less than a 70% payout.

The March 2002 Government Paper accepted certain key recommendations of the Budd Report relating to AWPs, including increasing the maximum number of gaming machines per LBO to four, increasing the maximum payout to £500 and permitting the use of bank notes in gaming machines. See "Industry issues – Proposed deregulation" in this Part 3.

REGULATION OF ONLINE BETTING

The Group's operations comply with the relevant regulations in the countries in which such operations are established. However, the Group may also be responsible for complying with any relevant regulations in the countries from which bets are placed. The types of restrictions which may apply fall broadly into three categories, namely:

- jurisdictions where bookmaking services are permitted provided that the entity is licenced either directly by the state or through state appointed bodies. In these jurisdictions the licenced operators will usually have to pay some form of tax or duty to the authority;
- jurisdictions where bookmaking services are only available through state-run or single licence monopolies; and
- jurisdictions where bookmaking activities within the jurisdiction are illegal.

As with any online business, the services offered by the Group are generally accessible by customers from any jurisdiction. It is not practical for the Group to seek advice in every jurisdiction from which it has or may have customers, particularly as the application of national law to the internet is uncertain and in a state of flux in many countries. The Directors believe that the risk that the conduct of the online businesses could result in unlawful activity is minimised as far as economic and practicable.

There has been much debate, both within the European Union and worldwide, about the status and treatment of online gaming businesses. No international regulatory framework currently applies and therefore each jurisdiction is free to apply its own laws and regulatory regime to businesses conducted over the internet. Case law from the European Court of Justice has made it clear that domestic restrictions on betting, gaming and lotteries within European Union member countries are not contrary to the free movement of services principles under the Treaty of Rome if justified by the relevant country in the interests of national social policy or consumer protection.

In the United States, at the end of 1999, the US Senate approved a bill intended to prohibit and criminalize internet gambling, but the companion bill in the House of Representatives was not passed. A similar bill is now before the US House of Representatives, as well as two other bills intended to prohibit and criminalise financial transactions related to internet gambling in the United States. In addition, certain States have passed or may pass legislation prohibiting or restricting internet gambling, and a number of successful prosecutions of online sportsbook operators have been made in the United States. Due to legal concerns in the US, the Group stopped taking bets on its online Sportsbook site from persons registered in the US with effect from 1 February 2002. The Group continues to offer its online casino, which is based in the Netherlands Antilles, to persons in the US.

In a number of jurisdictions particular restrictions apply in respect of the promotion of gambling services. For this reason, online Sportsbook and casino promotional activities are primarily carried out through the internet. It is not possible for any given jurisdiction to be certain as to the application of promotional restrictions in the context of an online gambling service based outside that jurisdiction.

FISCAL DEVELOPMENTS

As a result of a 9% deduction payable on bets placed in the UK and competition from other bookmakers operating offshore, the Group opened, in 1998, an offshore telephone betting operation in the Isle of Man serving non-UK and non-Isle of Man residents and, in January 2000, an offshore telephone betting operation in Antigua serving UK customers. It also developed its online Sportsbook operation in the Isle of Man which was subsequently moved from the Isle of Man to Antigua in May 2000 in order to capitalise on Antigua's favourable tax regime. The Group's telephone operation in the Isle of Man was closed in February 2001.

In his budget speech of 2001, the Chancellor of the Exchequer announced a significant reform of betting duty. This was presented by the Chancellor of the Exchequer as a radical reform of Betting Duty which will create the right competitive environment for British based bookmakers to develop their business domestically and internationally. Under the new system (effective from 6 October 2001), the General Betting Duty of 6.75% on total stakes was replaced with a 15% tax on bookmakers' gross profit, defined as the difference between stakes laid with the bookmakers and the winnings they paid out. By its action the Government anticipates the Betting Industry to develop both domestically and internationally. As part of this commitment the UK bookmakers agreed to absorb the duty and to end the deduction charged to customers. Consequently, William Hill closed its bookmaking operations in Antigua and repatriated the businesses to the UK. Other major bookmakers have also repatriated their offshore operations back to the UK.

INDUSTRY ISSUES

Proposed deregulation

In 1999, the UK Government announced a comprehensive review of UK gambling laws by an independent review body led by Professor Alan Budd. This body published its recommendations (the "Budd Report") in July 2001. On 26 March 2002, the DCMS published its March 2002 Government Paper on Gambling in which it accepted the majority of the Budd Report's recommendations, including the creation of a Gambling Commission to oversee an expanding industry.

In her foreword to the March 2002 Government Paper on Gambling, Tessa Jowell, Secretary of State to the DCMS stated "we want a successful British gambling industry that is able to respond rapidly and effectively to technological and customer led developments in both the domestic and global marketplace, building on its existing reputation for quality and integrity, and in the process increase its already important contribution to the UK economy".

The March 2002 Government Paper accepted several important recommendations, including:

- permitting bookmakers to operate up to four gaming machines per LBO. It is proposed that gaming machines will be classified under four newly created categories:
  - Category A – Casino slots. This category has unlimited stakes and unlimited prizes and would be allowed in casinos only;
  - Category B – Jackpot machines. This category has a maximum stake of £1 with a maximum prize of £500 and would be allowed in betting shops, bingo clubs or adult gaming centres, or in registered clubs with a maximum prize of £250;
  - Category C – Adult gaming machines. This category has a maximum stake of 50p and a maximum prize of £25 and would be allowed in betting shops, bingo clubs, adult gaming centres, adult-only areas of family entertainment centres and pubs and other premises with an alcohol on-licence; and
  - Category D – Amusement with prizes. This category has a maximum stake of 10p and a maximum prize of £5 (cash or non-cash) and would be allowed in family entertainment centres and outlets such as cafes, fish and chips shops and takeaways;
- re-classification of certain fixed odds betting terminals which the UK Government claims involve gaming within the relevant controls for gaming machines;
- removing advertising restrictions specific to gambling;
- permitting the use of banknotes in gaming machines;
- permitting LBOs to offer any food as well as non-alcoholic drinks;
- removing demand criteria for LBOs and allowing for the licensing of LBOs to be controlled by local authorities;
- requiring the licensing of certain staff;
- permitting the legal enforcement of gambling debts;
- allowing opening hours to be regulated by local authorities; and
- deregulating casinos. The Government proposal to deregulate casinos would result in their being able to offer additional gambling products, including activities such as betting and bingo. Restrictions would also be relaxed regarding the consumption of alcohol and the availability of live entertainment. In addition, the establishment of new casinos would be made easier through deregulation including abolishing the permitted area restrictions and the demand test for new casinos. New casinos would, however, be subject to a minimum size requirement.

The March 2002 Government Paper rejected proposals for betting on the National Lottery and acceptance of bets in public houses.

The Directors do not expect the main recommendations in the March 2002 Government Paper to be implemented before 2004.

Database and related rights

Bookmakers operating in the UK are currently obliged to pay a statutory levy to the Horserace Betting Levy Board (the "Levy Board"), the proceeds of which are used to fund various activities relating to British horse racing. On 2 March 2000, the UK Government announced that it had accepted the recommendations of the Quinquennial Review of the Levy Board for the levy system and the Board itself to be abolished. The Government also invited the British Horseracing Board (the "BHB") to produce a realistic plan to show how horse racing could be funded as a national sport without a statutory levy, taking into account racing's potential income from a wide variety of sources. The consultation document also included a proposal to sell the Tote to a racing consortium. The Bookmakers' Committee responded to this proposal by identifying a number of areas unacceptable to the betting industry.

In summer 2001, the BHB issued a draft document setting out its proposed licensing policy to third parties (including bookmakers) in respect of pre-race data for all 59 British race courses and, acting as the agent of the Racecourse Association (the "RCA"), the rights to pictures and audio from 49 of the 59 British racecourses. Following negotiations between the BHB and the Confederation of Bookmakers' Associations, an agreement on the terms of a five year licence covering pre-race data was entered into between the BHB and certain major bookmakers, including the Group, on 17 April 2002. Under this licence, which came into effect on 1 May 2002, each bookmaker will pay a licence fee to the BHB of up to 10% of their gross profits (which for this purpose is gross win) from British horse racing (there are discounts available to shops which do not meet certain profit thresholds and, from 1 April 2003, minimum guaranteed payment amounts). In the first year of the licence, amounts payable under the licence will be offset against payments made under the 41st Levy Scheme. Thereafter, amounts payable will be offset against payments made under any subsequent Levy Scheme, which it is intended will mirror the terms of the commercial arrangement.

An agreement has also been reached between BAGS, acting for UK bookmakers, and 49 courses in relation to the provision of pictures and audio, with effect from 1 May 2002. The agreement encompasses two options for racecourses, a payment for £4,000 per race covered live by SIS for those tracks that have signed for the full period of 32 months or a payment of £3,700 per race covered by SIS for the first eight month period followed by £4,000 per race covered by SIS for the remaining period in respect of racecourses opting for a break clause after eight months.

Twenty eight courses have selected the first option and twenty one courses have selected the second option.

In both cases no payment is made for those races shown in LBO's via 'free to air' broadcasting. In addition ten other tracks have signed a separate five year agreement with SIS. These tracks, together with the 28 courses which have signed for the full 32 month period, represent over 800 meetings while the remainder represent approximately 400 meetings.

The full agreement expires on 31 December 2004. The distribution of pictures, audio and data is explained below under "Distribution of pictures, audio and data."

Notwithstanding having reached agreement on the terms of the data licence, the Group does not accept the BHB's ownership of intellectual property rights which it initially attempted to enforce in respect of the Group's online operations. In this regard, the Group is currently involved in litigation with the BHB concerning the alleged infringement of the BHB's database rights from the Group's use of lists of runners and riders on the internet for the purposes of accepting bets on horse races taking place in England, Scotland and Wales. On the basis that the Group did not accept the BHB's position with respect to its intellectual property rights, it did not apply for a licence for its use of such rights. In February 2001, judgement was given against the Group in the Chancery Division of the High Court, and the Court ordered (a) an enquiry into damages, (b) an injunction restraining the Group from infringing BHB's database rights, (c) an order that the Group pay the BHB's costs of litigation (to be assessed by the Court if not agreed between the Group and the BHB) and (d) that the Group make an interim payment of £100,000 in respect of the BHB's costs. At that time, without accepting the BHB's claim to data rights, the Group entered into a licence for the provision of pre-race data on its online operation.

Following an appeal to the Court of Appeal in respect of the judgement of the High Court, the Court of Appeal referred the matter to the European Court of Justice (the "ECJ") for clarification. It is probable that the ECJ will not consider these matters for some considerable time. In the interim, and after 1 May 2002, when the new five year data licence became effective, the Group continued to operate its online business under its licence to use pre-race data with the BHB.

The Group referred the original licence for data suggested by the BHB to the Office of Fair Trading (the "OFT") in the UK. The enquiry has since been widened to incorporate the BHB's overall licensing policy which has been subject to a number of complaints, including several by bookmakers and SIS to the OFT. On 21 October 2001, the OFT announced that it had reasonable grounds for suspecting that the BHB had infringed the prohibitions in Chapter I of the Competition Act 1998, which prohibits anti-competitive agreements, and Chapter II of the Competition Act 1998, which prohibits abuse of a dominant position, and launched a competition enquiry into the BHB's supply of pre-race data and audio-visual rights to bookmakers. It is anticipated that this investigation will be concluded in the next few months. The Group, certain other major bookmakers, the Confederation of Bookmaker's Associations and the BHB have now agreed to withdraw the complaints that each of them had made to the OFT in respect of data rights, leaving it to the discretion of the OFT whether to pursue the matter, having reached a voluntary agreement on the terms of the five year data licence. The provision of pictures is still the subject of a complaint to the OFT and the BHB exclusive data rights are also under ongoing review.

Horse racing levy scheme

The BHB had been seeking an arrangement by which the proceeds of the levy scheme can be used to underpin the revenue that would be received under any commercial agreement with the BHB. A levy scheme for the year ending 31 March 2003 was required under statute to have been agreed with the Levy Board by the end of October 2001.

No agreement was reached and the levy scheme for the year ending 31 March 2003 was put to the Secretary of State for the Department of Culture, Media and Sport (the "Secretary of State") for determination. The Secretary of State announced on 29 January 2002 that the proposed scheme would be based on a payment by off-course bookmakers of approximately 9% of their gross profits from British and foreign horse racing.

Subsequent to this, and as part of the agreement reached with the BHB on the terms of the five year data licence, the Group and the other bookmakers involved have agreed to recommend to the Levy Board (while it continues to exist) that a levy scheme be maintained for each year covered by the licence agreement on terms identical in all material respects (or no less favourable to the BHB) than the terms of the licence agreement. On 18 April 2002, the Government minister responsible for levy matters welcomed the agreement on data and stated that he would expect the Levy Board to maintain its responsibility for income and levy expenditure for a minimum of three years.

Distribution of pictures, audio and data

Under the new pictures and audio agreement SIS provides pictures and information from 49 racecourses under an exclusive contract with BAGS. SIS has also secured pictures from the other ten UK racecourses from GG Media. Within the commercial agreement between bookmakers and the BHB, SIS has secured the rights to transmit data from all 59 courses and had agreements to transmit foreign racing, greyhound racing and numbers betting prior to the time these agreements were secured.

Football fees

In order to offer bets on football league matches in the UK, a fee is paid to the FA Premier League, the Football League, the Scottish Premier League and the Scottish Football League. Currently, the fee is £275 plus VAT per LBO per annum. In recent years, the leagues have demanded increases to this fee significantly above inflation. The bookmaking industry's position, to date, has been to attempt to hold these increases to a minimum via negotiation. However, there is a possibility that at some stage these bodies could seek an unacceptable increase. While the fees for LBOs have been agreed until the end of the 2002/03 football season, the issues of telephone and online Sportsbook fees remain outstanding. Discussions are currently taking place on the fees for these betting platforms. It is possible that the leagues may propose to introduce an unacceptable charge for these betting platforms which will be strongly resisted.

Greyhound levy

The fundamental difference between the horse racing and greyhound levy schemes is that the former is statutory and the latter voluntary. The voluntary nature of the greyhound scheme results in many small bookmakers making no payments. The greyhound industry may seek a similar payment mechanism to that for horse racing.

Greyhound racing differs from horse racing in that the majority of dog races take place in the evening, when most LBOs are closed; however the vast majority of bets taken on dogs are on greyhound races organised by Bookmakers' Afternoon Greyhound Service ("BAGS") during LBO opening hours. BAGS is a non profit making company, set up by bookmakers to provide additional betting opportunities on greyhound racing. BAGS has a contract from all the tracks from which it takes pictures until December 2003 and negotiates contracts with individual racetrack owners. For certain tracks with BAGS licences these races are seen as critical for their future viability.

As a result, whilst discussions are likely, it is difficult to predict whether the greyhound levy will be determined by an industry agreement.

Part 4 – Investment Considerations

An investment in Shares will involve an element of risk. Accordingly, prior to making an investment decision, prospective investors in the Shares should consider carefully certain risk factors applicable to William Hill described below and the other information contained in this document.

UK REGULATION

The operation of bookmaking services in the UK is subject to extensive governmental regulation and, in particular, the activities of the Group are subject to the Betting Act. Regulatory authorities typically require various permits, licences, findings of suitability and approvals to be held by bookmakers. The regulatory authorities in the UK have discretion in the granting, renewing and cancellation of bookmaker permits and LBO licences and require that such permits and licences be renewed periodically.

Each of the Group's relevant subsidiaries, and its applicable key personnel, currently hold all requisite permits, licences and approvals in the UK. No assurance can be given, however, that any new, renewed or subsequent permits, licences or approvals that may be required of the Group or its key personnel in the future will be granted or that existing permits, licences or approvals will be renewed or will not be cancelled.

Currently, there are no UK regulations specifically addressing online casino operations. Although the March 2002 Government Paper anticipates establishing regulations to facilitate online casinos, the current position is unclear. As a result, the Group established its online casino offshore and it is currently based in the Netherlands Antilles. Due to the uncertainty relating to UK regulation of online casinos, there can be no assurance that legislators in the UK will not, in the future, seek to prohibit or restrict access to the Group's online casino from the UK. Any such change could have a material adverse effect on the results of operations of the Group's online business.

Under current law, gambling debts may not be enforced in the UK or in certain other countries and, therefore, the Group may be unable to collect gambling debts from its customers in certain circumstances. While the Group carries out its business in such a manner so as to reduce this risk, and a substantial portion of the bets are in cash, there can be no assurance that the Group will be able to recover all gambling debts from its customers in the future.

William Hill relies to a certain extent on the advertising of its products to attract customers. In the UK, the Betting Act restricts the use of advertisements relating to the bookmaking business. In particular, William Hill is not currently permitted to advertise its business in the UK on the television or radio. There can be no assurance that new restrictions will not be imposed. Current UK legislation also restricts the advertisement of the Group's offshore casino operations in the UK. There can be no assurance that existing and potential future laws and regulations will not have a material adverse effect on the Group's operations.

In the March 2002 Government Paper, the Department of Culture Media and Sport (the "DCMS") addressed the recommendations made in the Budd Report in July 2001. The conclusions reached by the DCMS are discussed in more detail in Part 3. It is not known to what extent any of the matters addressed in the March 2002 Government Paper will become law and it is possible that certain of the proposals, if they become law, could increase competition with the Group's business. The Directors do not expect any changes to be made to the current legislation on gaming and betting in the UK in 2002. Should such legislation be adopted by the UK Government, the regulations discussed above in respect of permits, licences, approvals, enforceability of gambling debts and advertising could be amended significantly. If the current demand criteria for granting new LBO licences were to be removed, as recommended in the March 2002 Government Paper, this could increase the competition faced by the Group's LBO operations.

The March 2002 Government Paper contained proposals for changes to the current regulation of casinos (including a proposal that casinos would be able to offer betting products), online gambling, prize competitions and other forms of gambling. There can be no assurance that if any of these proposals are implemented, or if there was significant deregulation of these products, it would not have a material adverse effect on the Group's operations.

Whilst the Directors believe that a number of recent developments in the UK gambling market could result in opportunities in relation to consolidation among LBO operators; the Directors believe that William Hill's ability to acquire a substantial number of LBOs may be constrained by the competition authorities in the UK.

INTERNATIONAL REGULATION

Most countries regulate or, in some cases, prohibit gambling activities. Historically, the regulation of the gambling industry has been arranged at a national level and there is no international gambling regulatory regime. Accordingly, while the Group is satisfied that it complies with the laws and regulations in the jurisdictions from which it operates, the question of whether, or the extent to which, existing domestic legislation in other countries applies to the Group's international betting activities is uncertain. In addition, certain countries, such as the People's Republic of China, have enacted specific legislation prohibiting online gambling and similar legislation has been proposed but not yet enacted in certain other countries.

In the United States, at the end of 1999, the US Senate approved a bill intended to prohibit and criminalise internet gambling, but the companion bill in the House of Representatives was not passed. A similar bill is now before the US House of Representatives, as well as two other bills intended to prohibit and criminalise financial transactions related to internet gambling in the United States. There can be no assurance that any of these bills or similar bills will not become law in the United States in the future. In addition, certain states have passed, or may pass, legislation prohibiting or restricting internet gambling, and a number of successful prosecutions of online sportsbook operators have been made in the United States. Due to legal concerns in the US, the Group stopped taking bets on its online Sportsbook site from persons registered in the US with effect from 1 February 2002. However, William Hill cannot guarantee that US-based individuals may not evade the controls that the Sportsbook site uses to prevent this occurring. Sportsbook bets from persons registered in the US represented 2% of the Group's gross win from online operations in the 2001 financial year. The Group continues to offer its online casino, which is based in the Netherlands Antilles, to persons in the US. Online casino bets from persons registered in the US represented 5% of the Group's gross win from online operations in the 2001 financial year. There can be no assurance that the Group will be able to continue offering its online casino in the United States.

In May 2002 the Hong Kong Legislative Council approved certain amendments to the Gambling Ordinance prohibiting Hong Kong residents from placing bets with offshore bookmakers or aiding and abetting Hong Kong residents with such activities. It is too early to assess the impact this new Ordinance may have and the Group currently continues to offer its online Sportsbook and casino to Hong Kong residents. William Hill cannot guarantee that the Hong Kong authorities will not seek to prosecute offshore bookmakers, or customers that use offshore bookmakers, and there can be no assurance that the Group will be able to continue offering its online Sportsbook or casino in Hong Kong. Online Sportsbook and casino bets from persons registered in Hong Kong represented 7% of gross win from online operations in the 2001 financial year.

The Italian Olympic Committee licences betting on sporting events under its control in Italy. It has commenced proceedings against William Hill alleging that William Hill's online Sportsbook offering breaches Italian licensing laws regulating betting activity. Similar claims have been made against other major UK bookmaking companies that offer internet betting services accessible in Italy. William Hill does not hold a licence from the Italian Olympic Committee, and has not applied for one. The Italian Olympic Committee claims that William Hill must pay a fee and a percentage of its revenue from customers in Italy to the Italian Olympic Committee and that William Hill is liable in damages and is in breach of regulations that also have criminal sanctions. See paragraph 16 of Part 9. Although this claim will be vigorously defended, there can be no assurance that such defence will be successful nor that similar claims will not be made by similar bodies in other jurisdictions.

Although the Group's operations comply with the relevant regulations in the countries in which such operations are established, the Group has not considered the gambling laws and regulations in every jurisdiction in which it advertises its services or from which it accepts bets. Accordingly, there can be no assurance that the application of existing or potential future laws and regulations, or the payment of licence fees or levies in jurisdictions from which William Hill accepts bets, will not have a material adverse effect on the development or operation of the Group's international activities or have a material adverse effect on the Group's results of operations.

UK FISCAL ENVIRONMENT

Bookmakers in the UK are subject to significant taxation and levies. With effect from 6 October 2001 the UK Government reformed betting duty which was levied on customers of off-course bookmakers at a rate of 6.75% of their stake, to a 15% charge on bookmakers' gross profit (which for this purpose is gross win). This has resulted in the removal of deductions from customers' stakes or winnings. Gross profit tax is payable on all UK betting activities including the telephone and online Sportsbook businesses previously conducted offshore, which were repatriated to the UK on 6 October 2001. There can be no assurance that the rate of tax will

remain at 15% or that other changes will not be made by the current UK Government or its successors to tax legislation that would have a detrimental effect on the Group's results of operations.

BOOKMAKING RISK

In common with the other major bookmaking operators in the UK, the Group is not a "pool" betting operation. The Group's primary products involve fixed-odds betting where winnings are paid on the basis of the stake placed and the odds quoted, rather than derived from a pool of stake money received from all customers. Consequently, there is potentially no upper limit on the losses that could be incurred by the Group in relation to each betting outcome although there are individual limits of winnings for any individual client on a day. A bookmaker's odds are determined so as to provide an average return to the bookmaker over a large number of events. There is an inherently high level of variation in gross win percentage event-by-event and day-by-day. In the long-term the gross win percentage has remained fairly constant, although it will be affected by the impact of gross profit tax. In the short-term there is less certainty of profitability and the Group has from time to time experienced significant losses with respect to individual events or betting outcomes. The effect of future fluctuations and single-event losses on the Group's operating results could be material in the short-term.

RELATIONSHIP WITH THE RACING INDUSTRY

Bookmakers operating in the UK are currently obliged to pay a statutory levy to the Levy Board, the proceeds of which are used to fund various activities relating to British horse racing. On 2 March 2000, the UK Government announced that it had accepted the recommendations of the Quinquennial Review of the Levy Board that the levy system and the Levy Board itself should be abolished. The Government also invited the BHB to produce a realistic plan to show how horse racing could be funded as a national sport without a statutory levy, taking into account racing's potential income from a wide variety of sources.

In summer 2001, the BHB issued a draft document setting out its proposed licensing policy to third parties (including bookmakers) in respect of pre-race data for all 59 British racecourses and, acting as the agent of the RCA, the rights to pictures and audio from 49 of the 59 British racecourses. The Group does not accept the BHB's ownership of intellectual property rights, which it initially attempted to enforce in respect of the Group's online operations. In this regard, the Group is currently involved in litigation with the BHB concerning the alleged infringement of the BHB's database rights from the Group's use of lists of runners and riders on the internet for the purposes of accepting bets on horse races taking place in England, Scotland and Wales. In February 2001, judgement was given against the Group in the Chancery Division of the High Court. The Group is currently appealing this decision. For more information see Part 3.

Without accepting the BHB's claim to data rights, the Group, together with other UK bookmakers, has agreed the terms of a five year licence with the BHB for the provision of pre-race data by the BHB. It also has a picture and audio agreement for a period up to December 2004. For more information see Part 3. Those 21 courses who have an option to terminate the agreement after eight months could result in pictures from approximately 300 meetings not being available which could have an adverse impact on the Group's profitability. The Directors believe that a number of races from these courses will remain available via free to air broadcasting.

The Group referred the original licence for data suggested by the BHB to the OFT in the UK. The OFT's enquiry has since been widened to incorporate the BHB's overall licensing policy, which has been the subject of a number of complaints, and on 21 October 2001 the OFT launched a competition enquiry into the BHB's supply of pre-race data and audio-visual rights to bookmakers. As part of the new five year licence arrangement, the Group and certain other major bookmakers have agreed to withdraw their complaints to the OFT in respect of pre-race data, leaving it to the discretion of the OFT whether to pursue this matter. The provision of pictures is still the subject of a complaint to the OFT and the BHB's exclusive data rights are also under ongoing review. It is anticipated that the OFT's investigation will be concluded in the next few months and there can be no assurance that the outcome will be favourable to the Group.

For more information see "Industry issues – Database and related rights" in Part 3.

SPORTS RIGHTS PAYMENTS

The Group pays substantial levies and fees, such as the horse racing levy, a voluntary greyhound racing levy and football fees, and is likely to incur similar levies and fees in the future. Any material increase in current levies or fees, or any requirement to pay additional levies or fees, could have a material adverse effect on the Group. The Group cannot predict what financing arrangements or fees will be required in the future and the

consequences for the Group as a result of levy or fee increases, and no assurance can be given that such payments, or a failure to reach agreement on the level of such payments or, if such payments are not paid or agreed, a reduction in the data, pictures and audio in respect of the sports or other events and a consequent reduction in bets placed on those sports or other events, will not materially and adversely affect the Group's results of operations. For instance, while the fees paid to the FA Premier League, the Football League, the Scottish Premier League and the Scottish Football League in connection with football betting have been agreed until the end of the 2002/03 football season with respect to LBOs, the issues of telephone and online Sportsbook fees remain outstanding. The relevant agreement between BAGS and the tracks providing greyhound racing expires in December 2003, after which the relevant tracks may also seek increased payments. See "Industry issues" in Part 3.

COMPETITION

William Hill faces competition from other bookmakers in the business areas in which it operates as well as from suppliers of other gambling products, such as the National Lottery. See "Competition" in Part 1. The bookmaking industry in the UK is comprised of a concentrated number of national bookmaking operators, each with a significant market share, and a large number of small regional operators, each competing for the same customers. There can be no assurance that competition from telephone and online bookmakers that retain offshore operations, or from new or existing competitors in the UK, will not have a material adverse effect on the Group's operating results. The anticipated deregulation of the gambling industry may reduce the distinction between various forms of gambling and may also increase the competition from operators in other gambling sectors. The Directors intend to seek underlying growth for the business through the further development of the Group's products and channels and through continued investment in its facilities. There can be no assurance, however, that such initiatives will result in improved operating profits for the Group. In addition, there can be no assurance that any further development or investment by the Group will not be matched by the Group's competitors.

TECHNOLOGY RISKS

The Group's operations, including but not limited to its telephone betting and its online operations, are highly dependent on technology and advanced information systems, and there is a risk that such technology or systems could fail. In the event of such failure in the UK, the Group's business continuity procedures would take effect, which include back-up arrangements between three sites in Leeds and a site in Sheffield and manual methods capable of replacing those reliant on technology, but there can be no assurance that such procedures will prevent or mitigate any material adverse effect of such failure on the Group's financial condition or operations. The Group is currently considering the implementation of back-up arrangements for its Netherlands Antilles online casino operation as the Group is currently reliant upon a single system. Similarly, there can be no assurance that the technology currently used by, and being developed by, the Group will be successful, or that it will not be rendered obsolete by new technologies introduced in the industry or adopted by the Group's competitors.

If the Group or any of the third-party services on which it relies failed to transmit customer information and payment details online in a secure manner, or if they otherwise failed to protect customer privacy in online transactions, there is a risk that the Group's current customers would stop accessing the Group's online sites or that potential customers would be deterred from using the Group's online sites. In addition, there can be no assurance that the Group's sites will not be subject to disruption by "hackers" or other security breaches. These types of events could expose the Group to potential liability and could materially adversely affect the results of operations of the Group's online business.

The Group's online casino operates from the Netherlands Antilles using technology and operational support provided by CryptoLogic Inc. ("CryptoLogic"). The Netherlands Antilles is regarded by management as a favourable base for the Group's online casino operation from a cost, fiscal and regulatory perspective. However, if the fiscal or regulatory regime in the Netherlands Antilles were to be changed adversely, or if the Netherlands Antilles ceased to be a cost-effective base, the Group may have to relocate its online casino operation which could be at significant cost to the Group. In addition, if CryptoLogic were to cease for any reason to provide technology and operational support to the online casino operation, a change in the supplier of such services could cause the online casino to be closed for a period of time and a replacement supplier may be at an incremental cost to the Group, each of which could materially adversely affect the results of operations of the Group's online business.

SEASONALITY, SPORTS SCHEDULES AND GENERAL ECONOMIC TRENDS

The Group's operating results are affected by seasonality and, in particular, the schedule of sports events on which the Group accepts bets. The horse racing schedule in the UK, from which a high proportion of the Group's turnover and gross win are derived, is weighted towards the spring and summer months, when the Group operates extended trading hours, and certain high profile races which attract significant betting activity, such as the Grand National and the Derby occur. As a result, the Group has historically recorded higher turnover in the spring and summer months.

William Hill's operating results are also affected by the schedules of other significant sporting events which may occur at regular but infrequent intervals, such as the football World Cup and European Championship. Cancellation of one or more significant sporting events, due to adverse weather conditions for example, or the curtailment of sporting events for any other reason, such as foot and mouth disease, would impact on the Group's operating results. In addition, demand for the Group's products, like those of other participants in the gambling industry, is influenced to a certain degree by general economic trends. There can be no assurance that the Group's operating results will not be affected by general economic trends in the future.

DEPENDENCE ON KEY PERSONNEL

The Group depends on the efforts and skills of a number of key personnel. In addition, the Group's future success depends to some extent on its ability to continue to attract, motivate and retain highly experienced and qualified employees. The loss of the services of key individuals, to the extent that the Group could not replace them, or an inability to attract new personnel could have a material adverse effect on the Group's business. The Group has entered into employment agreements with those members of management who exercise day-to-day management of the Group. Among other things, these agreements require all the Executive Directors and senior management of the Company to give one year's notice of their intention to resign. The Group has not obtained "key man" life insurance policies for any of its personnel.

CREDIT CARD PROCESSING

The Group currently accepts credit and debit card payments from online and telephone betting customers and debit cards in LBOs. In the fourth quarter of 2001, certain US-based card issuing institutions decided to limit the use of their credit cards for internet gaming transactions. New restrictions on offshore betting in Hong Kong may also discourage card issuing institutions, in particular those based in Hong Kong, from accepting internet gaming transactions from Hong Kong residents. Should all or an additional number of the major card schemes or card issuing companies decide to stop accepting payment transactions for bookmaking or internet gambling operations, the Group's financial performance could be adversely affected.

SIGNIFICANT LEVERAGE AND ABILITY TO SERVICE DEBT

Part 7 sets out an unaudited pro forma consolidated net asset statement for the Group as at 2 April 2002 based on the audited consolidated financial information set out in Part 6 and adjusted to illustrate the capital structure of the Group following Admission.

On this basis, the Company would have raised proceeds from the Global Offer of approximately £340 million. The Company would have borrowed £520 million from Admission under the New Bank Facility of £660 million described in paragraph 13(d) of Part 9. The Company would have used its net proceeds from the Global Offer, its draw down of £520 million under the New Bank Facility and cash resources of the Group to repay the entire £481 million owed to the Institutional Shareholders under the Deep Discount Bonds, the entire £300 million of indebtedness under the Term Loan Facility and £172 million to complete its tender offer to buy-in the outstanding Senior Subordinated Notes. These payments would have left the Group with net indebtedness of approximately £497 million. The Company will not receive any of the proceeds from the sale of Existing Shares by the Selling Shareholders.

The amounts above, with the exception of the proceeds from the Global Offer, may vary from the amounts at Admission due to payments and accrued interest charges between 2 April 2002 and Admission.

On 13 May 2002, the Company announced a tender offer and consent solicitation, conditional on Admission, among other things, for the purchase by William Hill of the Senior Subordinated Notes at a price based upon a spread of 50 basis points over the yield to maturity on the UK Gilt 8% due June 2003. In the event that all of the holders of the Senior Subordinated Notes accept the tender offer, and assuming total consideration plus

accrued interest of £1,112.36 per £1,000 principal amount of tendered notes the aggregate payment to be made by William Hill will be approximately £167 million.

The Group's debt service obligations under the New Bank Facility could have important consequences, including: (a) a substantial portion of the dividends and other payments to the Company from its subsidiaries will be dedicated to the payment of principal and interest on its indebtedness, (b) the Group's ability to obtain additional financing in the future may be limited, (c) certain of the Group's borrowings will be at variable rates of interest, which could cause the Group to be vulnerable to increases in interest rates, (d) the Group's indebtedness imposes financial and other restrictive covenants that limit the ability of the Group and its subsidiaries to, among other things, borrow additional funds, and dispose of assets, and the failure to comply with such restrictions may result in an event of default, which, if not cured or waived, could have a material adverse effect on the Group, (e) the Group's indebtedness could place the Group at a competitive disadvantage compared to those of its competitors that have less debt and (f) the Group's substantial degree of leverage may hinder the Group's ability to adjust rapidly, if required, to changing market conditions and could make the Group more vulnerable in the event of a downturn in general economic conditions or its business. There can be no assurance that in the event of unforeseen changes over the longer term, the Group's cash flow will be sufficient for repayment of the Group's indebtedness.

NO PRIOR PUBLIC MARKET FOR WILLIAM HILL'S SHARES AND AN ACTIVE TRADING MARKET FOR WILLIAM HILL SHARES MAY NOT DEVELOP

Prior to the Global Offer, there has been no public market for the Company's shares. Although the Company has applied to have all of its existing Shares admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange, and it is expected that these applications will be approved, William Hill can give no assurance that an active trading market for the Shares will develop or, if developed, will be sustained following the closing of the Offer. If an active trading market is not developed or maintained, the liquidity and trading price of the Shares could be adversely affected. The Offer Price, which may bear no relationship to the price at which the Shares will trade upon completion of the Offer, will be determined by negotiations between William Hill and the representatives of the Managers, based upon factors that may not be indicative of future market performance. See Part 8 for a description of the Global Offer.

DIVIDEND PAYMENTS

The Directors of William Hill may choose not to pay any dividends. Future dividends will depend on, among other things, the Group's future profit, financial position, capital requirements, distributable reserves, credit terms, general economic conditions and other factors that the Directors deems significant from time to time.

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFER COULD ADVERSELY AFFECT THE COMPANY'S SHARE PRICE

If the Offer Price is set at the mid-point of the Price Range, and the Over-allotment Option is not exercised, the Institutional Shareholders will together own an aggregate of approximately 44.2% of the Company's issued share capital. In such circumstances, the two largest shareholder groups (Cinven, and the funds under its management, and CVC, and the funds under its management), would hold 22.1% and 19.7%, respectively, of the Company's issued share capital. If the Offer Price is set at the mid-point of the Price Range, and the Over-allotment Option is exercised in full, the Institutional Shareholders will together own an aggregate of approximately 36.6% of the Company's issued share capital. If the Institutional Shareholders decided not to sell any Shares in the Offer the shareholdings of the two largest shareholder groups would hold approximately 28.1% and 24.9%, respectively, based on the mid-point of the Price Range. Sales of a substantial number of Shares in the public market following the Offer, or the perception that sales could occur, could adversely affect the market price for Shares. Each of the Directors and other existing shareholders have agreed that, until announcement of the Company's financial results for the 2002 financial year, without the consent of Schroder Salomon Smith Barney or in certain other limited circumstances, dispose of any Shares owned by him or it after Admission.

SHARE PRICE VOLATILITY AND LIQUIDITY

The share prices of publicly traded companies can be highly volatile. The price at which the Shares will be quoted and the price which investors may realise for their Shares will be influenced by a large number of factors, some specific to William Hill and its operations and some which may affect the bookmaking industry, or quoted companies generally. These factors could include William Hill's financial performance, development

programmes, large purchases or sales of shares, legislative or regulatory changes in the bookmaking industry and general economic conditions.

POSSIBLE UNAVAILABILITY OF PRE-EMPTIVE RIGHTS FOR US HOLDERS OF ORDINARY SHARES

In the case of certain increases in the share capital of William Hill, existing shareholders of William Hill are generally entitled to pre-emptive rights unless waived by a resolution of the shareholders at a general meeting or in certain circumstances as stated in the Articles. US holders of Ordinary Shares are customarily excluded from exercising any such pre-emptive rights they may have to acquire Ordinary Shares unless a registration statement under the Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder is available. No assurance can be given that any registration statement would be filed by William Hill or that any exemption from the registration requirements would be available to enable the exercise of such US holders' pre-emptive rights or that William Hill will utilise such exemption.

Part 5 – Financial Review

The following discussion and analysis should be read in conjunction with the Accountants' Reports set out in Part 6 and the pro-forma financial information contained in Part 7.

BASIS OF PRESENTATION

The Company was incorporated in May 2001 and it acquired WHH and its subsidiaries as part of a group reorganisation earlier this year to facilitate the Global Offer. The financial review is based on the WHH Group.

The financial information for the WHH Group has been compiled to reflect the WHH Group as currently constituted as if the WHH Group had been in existence for the whole period reported on. The annual accounts of the WHH Group for the 52 weeks ended 28 December 1999, the 52 weeks ended 26 December 2000 and the 53 weeks ended 1 January 2002 have been audited. The audit reports on these annual accounts were unqualified.

WHH was formed on 24 December 1998 to effect the acquisition of Will Hill Limited (formerly William Hill Limited) ("WHL") on 29 March 1999. In order to effect the acquisition, two other companies, William Hill Investments Limited and Baseflame Limited were also incorporated on 25 February 1999 and 26 February 1999, respectively. These companies did not trade in the period from incorporation to the acquisition of WHL.

The financial information for the 52 weeks ended 28 December 1999 is based on the audited consolidated financial statements of WHH's wholly-owned subsidiary, WHL, for the 52 weeks then ended, and the audited financial statements of WHH, Baseflame Limited and William Hill Investments Limited from incorporation to 28 December 1999.

The financial information for the 53 weeks ended 1 January 2002, the 52 weeks to 26 December 2000, the 13 weeks ended 2 April 2002 and the 13 weeks ended 27 March 2001 is based on the audited consolidated financial statements of the WHH Group.

The financial information includes interest charges and taxation for the three years ended 1 January 2002, the 13 weeks ended 27 March 2001 and the 13 weeks ended 2 April 2002, which reflect the capital and debt structure of the WHH Group, and accordingly are not representative of the interest and taxation charges and financing cash flows of the Group that will exist or be incurred following the admission of the Company's ordinary share capital to the Official List of the UK Listing Authority.

The financial information has been prepared after making such adjustments as were considered necessary. This financial information does not constitute statutory financial statements of the WHH Group.

TERMINOLOGY

The Group uses several measures of financial performance, including:

Turnover. Turnover in respect of the LBOs, telephone and online Sportsbook represents amounts receivable in respect of bets placed on events which occurred by the period end. Turnover from AWPs and the online casino operation represents net takings from customers (excluding VAT in respect of AWPs).

Gross win. Gross win is the total amount that the Group retains from customers after paying out any winnings before any other cost of sales. AWP gross win represents cash in box, or the cash winnings from AWP machines including VAT. Gross win, therefore, represents the customers' net spend with the Group, and is therefore regarded as the key measure of customer activity.

Gross win percentage. Gross win percentage is the ratio of gross win to turnover. See "Factors affecting results of operations – Relationship between turnover, gross win percentage and contribution" in this Part 5.

Contribution or gross profit. Contribution is the gross win less betting duty, horse racing and greyhound levies, trade commission, royalties (for casinos) and VAT (for AWPs) and gaming machine licence fees (for AWPs), but before all operating expenses.

Operating profit. Operating profit is calculated as contribution less all divisional costs and central overhead costs (net of rental profits) prior to interest and taxation.

FACTORS AFFECTING RESULTS OF OPERATIONS

Fiscal, regulatory and industry issues

In addition to the items discussed below, certain regulatory, fiscal and industry issues affect the Group's results of operations. For a detailed description of such issues see Part 3.

Relationship between turnover, gross win percentage and contribution

Comparison of turnover, gross win, gross win percentage and contribution from one period to another can be significantly affected by the location of the betting operation, the rates and basis of calculation of betting duty and other taxes, levy and deductions charged to customers. During 2000 the Group established an offshore telephone betting business and relocated its offshore online Sportsbook operation and in 2001 relocated its telephone and online Sportsbook operations back to the UK. In addition, the Group was subject to changes in the basis of taxation of betting in the UK and varied the deductions charged to customers.

Position prior to introduction of gross profit tax

The interpretation of the Group's results is affected by the relationship between turnover on the one hand and gross win and gross win percentage on the other hand. Turnover includes the total amount bet by the Group's customers in LBOs and via the Group's telephone betting and online Sportsbook operations, as well as cash winnings on the Group's AWPs net of VAT and cash winnings from its online casino operation. Turnover and gross win percentage are significantly influenced by average customer behaviour, by betting results and by the level of customer deductions which varied by channel and location of the betting operation. In general, the average customer will earmark a specific maximum sum that he is prepared to "lose". If an average customer loses such maximum sum rapidly, he is less likely to place further bets, resulting in lower turnover and a higher gross win percentage. On the other hand, if the average customer wins, he is more likely to continue to reinvest his winnings in additional bets until he has lost the sum which he had originally earmarked as the amount he was prepared to lose. Under these circumstances, turnover will be increased, but gross win percentage will be reduced. Because betting duty and the horse racing and dog racing levies were historically calculated as a percentage of turnover (although, since 6 October 2001 and 31 March 2002, this is no longer the case for betting duty and horse racing levy respectively), such increases in turnover would have resulted in decreases in contribution or vice versa.

The effects of the relationship between turnover, gross win percentage and contribution on the Group's results can be significant in the short-term but are less significant over the long-term due to the averaging impact of a large number of small betting transactions. For the foregoing reasons, management believes that gross win, gross win percentage and contribution are often more accurate comparative indicators than turnover of the Group's results.

Telephone customers betting offshore and online Sportsbook customers were charged a lower or nil deduction, which on constant results adversely impacted the gross win percentage earned by the Group, but the Group's duty and levy liabilities were lower, thereby restoring (wholly or partly) or increasing, the margin at the contribution level.

Changes on the introduction of gross profit tax

The relationship between turnover, gross win percentages and contribution has changed with the introduction of gross profit tax on 6 October 2001. Customer deductions ceased at that date and therefore, if customers are prepared to lose the same amount as prior to the introduction of the new tax regime, turnover would be expected to increase and gross win percentage would be expected to fall. This has generally been the case since 6 October 2001, although it is too early to gauge the impact on long-term betting patterns.

Seasonality

The Group's operating results are affected by seasonality and, in particular, the schedule of sports events on which the Group accepts bets. The horse racing schedule in the UK, from which a high proportion of the Group's turnover and gross win are derived, is weighted towards the spring and summer months, when the Group operates extended trading hours, and with certain high profile races which attract significant betting activity, such as the Grand National and the Derby, occurring during this period. As a result, the Group has historically recorded higher turnover in the spring and summer months.

Foot and mouth disease

In February 2001 an outbreak of foot and mouth disease in the UK led to the suspension of UK horse racing, initially for a seven day period. Subsequently, there was a much reduced UK horse racing programme, lasting until May 2001, which included the cancellation of the 2001 Cheltenham National Hunt Festival. Over the period during which the horse racing programme was curtailed, the Group added and promoted more vigorously alternative betting products, including increased dog racing and overseas horse racing which proved very successful and have continued as part of the offering to customers. Although a reduction in turnover occurred while the restrictions were in effect, due to strong margins the Group achieved gross win and contribution for the time period while the restrictions were in effect that was higher than the level achieved in the corresponding period in 2000. It is not possible to predict whether an outbreak of foot and mouth disease or similar event might occur again or how it may impact the sporting programme and the Group's future performance.

Schedule of events

William Hill's operating results are also affected by the schedules of significant sporting events which may occur at regular time intervals, such as the European Football Championships and the football World Cup. The next football World Cup is scheduled for summer 2002. Outdoor sporting events, particularly horse races, are subject to cancellations due to adverse weather conditions. Cancellation of one or more significant sporting events could cause fluctuations in turnover and gross win over the short-term, which could have a material adverse impact on the Group's operating results.

General economic trends

The Group's operating results, like those of other participants in the gambling industry, have been affected by the demand for the Group's products, influenced to a certain degree by general economic trends. The Directors believe that the continued diversification of product distribution channels and geographic markets should mitigate the Group's exposure to adverse economic trends.

Taxation

During the years under review, the Group has been able to utilise historic losses and had a financial structure which had significantly more debt than is proposed for the future. These factors led to no or low tax liabilities for the Group. Going forward, the Group expects to pay significantly more corporation tax at an effective tax rate at or slightly in excess of UK corporation tax rates.

OVERVIEW

William Hill's principal business activity involves the provision of betting services primarily through its LBOs, its telephone betting operations and its rapidly growing online betting operations. Turnover increased 30.6% from £1,877.9 million in 1999 to £2,452.2 million in 2001. Between 1999 and 2001, turnover attributable to LBOs (including AWPs) increased by 15.8%, the turnover derived from telephone betting operations increased by 48.2% and the turnover attributable to online operations increased from £10.0 million to £273.7 million. The average numbers of the Group's LBOs in 1999, 2000 and 2001 were 1,516, 1,523 and 1,528, respectively.

Total gross win increased by 20.6% from £416.8 million in 1999 to £502.6 million in 2001. Between 1999 and 2001, gross win attributable to LBOs (including AWPs) increased by 13.2%, the gross win derived from the telephone betting operation increased by 8.8% and the gross win from online operations increased from £0.6 million in 1999 to £35.5 million in 2001.

The proportion of total gross win attributable to LBOs (including AWPs) decreased from 88.3% in 1999 to 82.9% in 2001.

Contribution (or gross profit) increased 33.1% from £274.3 million in 1999 to £365.0 million in 2001. Between 1999 and 2001, contribution attributable to LBOs (including AWPs) increased by 19.5%, the contribution attributable to telephone betting operations increased by 75.3%, and the contribution attributable to the online operations increased from £0.5 million in 1999 to £27.9 million in 2001.

Operating expenses excluding exceptional items increased by 26.5% from £203.8 million in 1999 to £257.9 million in 2001. These increases were due primarily to the continuing changes in the William Hill's business including the establishment and growth of online activities throughout the period, the establishment of an offshore telephone betting business during 2000, repatriation of significant activities to the UK in 2001,

increased costs due to increased opening hours and increased betting activity following the introduction of deduction free betting in the UK in October 2001.

Management has actively supported the growth of the business by (a) continuing the development and refurbishment of William Hill's LBO portfolio, (b) developing and promoting higher margin betting products, (c) actively managing its AWPs, (d) developing its telephone betting facilities, (e) developing its online betting facilities, (f) managing bookmaking risk and operating costs tightly, (g) promoting deregulation of the bookmaking industry and (h) offering increased betting opportunities.

OPERATING RESULTS

The following table, which contains financial information extracted from Part 6, sets forth the principal components of the WHH Group's loss/profit on ordinary activities after taxation for the periods indicated.

	52 weeks ended 28 December 1999 £m	52 weeks ended 26 December 2000 £m	53 weeks ended 1 January 2002 £m	First Quarter 2001 £m	First Quarter 2002 £m
Turnover	1,877.9	2,042.4	2,452.2	449.3	699.7
Cost of sales	(1,603.6)	(1,729.3)	(2,087.2)	(364.1)	(595.3)
Gross Profit	274.3	313.1	365.0	85.2	104.4
Net operating expenses					
Depreciation	(11.8)	(14.0)	(16.6)	(4.1)	(4.3)
Other	(193.2)	(220.1)	(241.3)	(56.3)	(62.7)
Exceptional	(1.2)	—	—	—	(1.0)
	(205.0)	(234.1)	(257.9)	(60.4)	(68.0)
Operating profit	69.3	79.0	107.1	24.8	36.4
Share of operating profit of associated undertaking	5.2	5.6	4.9	1.2	1.3
Amortisation of goodwill	(1.3)	—	—	—	—
	3.9	5.6	4.9	1.2	1.3
Operating profit after share of operating profit of associated undertaking	73.2	84.6	112.0	26.0	37.7
Impairment of goodwill in associated undertaking(1)	(24.0)	—	—	—	—
Profit on ordinary activities before interest	49.2	84.6	112.0	26.0	37.7
Income from fixed asset investments	—	0.2	—	—	—
Net interest payable and similar charges	(81.2)	(85.6)	(87.7)	(21.5)	(21.8)
Exceptional interest charges(2)	(28.8)	—	—	—	—
Other finance income	1.7	3.8	3.0	0.7	0.2
(Loss)/Profit on ordinary activities before taxation	(59.1)	3.0	27.3	5.2	16.1
Taxes on (loss)/profit on ordinary activities	2.9	(2.1)	(8.9)	(1.6)	(5.0)
(Loss)/Profit on ordinary activities after taxation	(56.2)	0.9	18.4	3.6	11.1

(1) *A provision of £24.0 million was made in 1999 in respect of the carrying value of the Group's investment in SIS.*

(2) *The exceptional interest charge of £28.8 million in 1999 reflects finance costs incurred and written off in relation to the refinancing that took place during the year, loan notes that were waived, hedging agreements that were terminated, and consents that were solicited and obtained from the holders of the Senior Subordinated Notes in relation to the change of control of the Group. No exceptional interest charges were incurred in 2000.*

	1999		2000		2001		First Quarter 2001		First Quarter 2002	
	Turnover by channel (£ million)	Percentage of turnover by channel (%)	Turnover by channel (£ million)	Percentage of turnover by channel (%)	Turnover by channel (£ million)	Percentage of turnover by channel (%)	Turnover by channel (£ million)	Percentage of turnover by channel (%)	Turnover by channel (£ million)	Percentage of turnover by channel (%)
Turnover by channel										
LBOs	1,461.3	77.8	1,463.1	71.6	1,693.2	69.0	319.2	71.0	495.2	70.8
AWPs[1]	26.0	1.4	27.2	1.3	28.4	1.2	6.3	1.4	7.0	1.0
Telephone betting[2]	283.1	15.1	340.0	16.7	419.5	17.1	63.0	14.0	103.7	14.8
Online[3]	10.0	0.5	133.4	6.5	273.7	11.2	47.0	10.5	88.7	12.7
Other[4]	97.5	5.2	78.7	3.9	37.4	1.5	13.8	3.1	5.1	0.7
Total	1,877.9	100.0	2,042.4	100.0	2,452.2	100.0	449.3	100.00	699.7	100.0

	1999		2000		2001		First Quarter 2001		First Quarter 2002	
	Gross win by channel (£ million)	Percentage of gross win by channel (%)	Gross win by channel (£ million)	Percentage of gross win by channel (%)	Gross win by channel (£ million)	Percentage of gross win by channel (%)	Gross win by channel (£ million)	Percentage of gross win by channel (%)	Gross win by channel (£ million)	Percentage of gross win by channel (%)
Gross win by channel										
LBOs	337.3	80.9	352.2	77.9	383.3	76.3	88.1	77.0	95.7	73.1
AWPs[1]	30.6	7.4	31.9	7.1	33.3	6.6	7.4	6.5	8.2	6.3
Telephone Betting[2]	44.1	10.6	47.7	10.5	48.0	9.6	11.2	9.8	13.2	10.1
Online[3]	0.6	0.1	16.5	3.6	35.5	7.1	7.2	6.3	13.4	10.2
Other[4]	4.2	1.0	4.0	0.9	2.5	0.4	0.5	0.4	0.5	0.3
Total	416.8	100.0	452.3	100.0	502.6	100.0	114.4	100.0	131.0	100.0
Other cost of sales	(142.5)		(139.2)		(137.6)		(29.2)		(26.6)	
Gross profit	274.3		313.1		365.0		85.2		104.4	

	1999	2000	2001	First Quarter 2001	First Quarter 2002
	Operating profit by channel (£ million)	Operating profit by channel (£ million)	Operating profit by channel (£ million)	Operating profit by channel (£ million)	Operating profit by channel (£ million)
Operating profit by channel					
LBOs and AWPs	72.1	82.2	93.2	22.8	30.6
Telephone Betting[2]	10.1	16.4	15.6	3.4	4.1
Online[3]	(2.9)	(7.7)	9.2	2.1	5.3
Other[4]	(0.5)	(1.3)	(0.7)	(1.0)	0.2
Central Costs[5]	(8.3)	(10.6)	(10.2)	(2.5)	(2.8)
Total operating profit before exceptional items	70.5	79.0	107.1	24.8	37.4
Exceptional items	(1.2)	—	—	—	(1.0)
Operating profit[6]	69.3	79.0	107.1	24.8	36.4

(1) *Turnover is stated as cash winnings less VAT. Gross win is stated as cash winnings including VAT.*

(2) *Includes UK telephone betting and offshore telephone betting which commenced on 26 January 2000 and which was repatriated to the UK on 6 October 2001.*

(3) *Includes income and expenditure from the UK online Sportsbook site which commenced trading on 20 August 1999, the international online Sportsbook site located in the Isle of Man until 29 May 2000 and Antigua until 6 October 2001 at which time it was repatriated to the UK and the internet casino which commenced trading on 12 January 2000 in Antigua, and which was relocated to the Netherlands Antilles in December 2001. Turnover in respect of the online casino operation is the cash winnings.*

(4) *Principally including on track betting, Group Promotions, international telephone betting that operated from the Isle of Man and index betting. The international telephone betting operation was closed in February 2001 and the index business was sold in May 2001.*

(5) *Costs relate to the corporate head office and support functions to the extent not allocated to divisions. This includes profits and losses on the disposal of assets.*

(6) *Operating profit is stated prior to share of profit of associated undertaking, SIS, and amortisation or impairment of goodwill in SIS.*

FIRST QUARTER 2002 COMPARED TO FIRST QUARTER 2001

Turnover

The Group's turnover consists principally of betting stakes placed by customers in LBOs, via the Group's telephone betting and online betting operations, as well as cash winnings in respect of the online casino and cash winnings on the Group's AWPs net of VAT. The Group's turnover increased by 55.7% from £449.3 million in the first quarter of 2001 to £699.7 million in the first quarter of 2002. This increase was primarily due to increases in turnover in all the Group's continuing activities. In the same period, the Group's gross win increased 14.5% from £114.4 million in the first quarter of 2001 to £131.0 million in the first quarter of 2002, and contribution increased 22.5% from £85.2 million in first quarter of 2001 to £104.4 million in the first quarter of 2002. For a detailed discussion of certain factors affecting turnover, gross win and contribution, as well as a discussion of the relationship between such financial measures, see "Factors affecting results of operations" in this Part 5.

Turnover attributable to the Group's LBOs consists of stakes placed by customers in LBOs, but excluding turnover derived from the Group's AWPs, which are reported separately. LBO turnover increased 55.1% from £319.2 million in the first quarter of 2001 to £495.2 million in the first quarter of 2002. In the same period, the Group's gross win attributable to LBOs increased by 8.6% and contribution increased by 21.1%.

Turnover attributable to the Group's AWPs consist of cash winnings from customers less VAT. Turnover attributable to the Group's AWPs increased by 11.1% from £6.3 million in first quarter of 2001 to £7.0 million in the first quarter of 2002. In the same period the Group's gross win attributable to AWPs increased 10.8% and contribution increased 12.1%.

Turnover attributable to the Group's telephone betting operations consists of bets placed by customers via the Group's telephone betting operations in the UK and prior to 6 October 2001 through its offshore telephone betting operation in Antigua (which commenced operating on 26 January 2000 and was repatriated to the UK on 6 October 2001). Telephone betting turnover increased 64.6% from £63.0 million in the first quarter of 2001 to £103.7 million in the first quarter of 2002. In the same period the Group's gross win attributable to telephone betting operations increased 17.9% and contribution increased 6.2%.

The Group's online betting operations in the first quarter of 2002 comprised an online Sportsbook in the UK and an online casino in the Netherlands Antilles. Turnover has increased 88.7% from £47.0 million in the first quarter of 2001 to £88.7 million in the first quarter of 2002. In the same period gross win has increased 86.1% and contribution increased 71.7%.

Cost of sales

Cost of sales consists principally of customer winnings, betting duty, horse and dog racing levies and licence fees. Cost of sales increased from £364.1 million in the first quarter of 2001 (representing 81.0% of the Group's turnover in that quarter) to £595.3 million in the first quarter of 2002 (representing 85.1% of the Group's revenue in that quarter).

Operating expenses

Operating expenses consist of direct costs incurred in running the Group's businesses and include (a) staff costs, (b) property expenses, (c) amortisation and depreciation, (d) costs associated with SIS and (e) other costs, including general administrative and advertising expenses. The Group's operating expenses before exceptional items increased 10.9% from £60.4 million in the first quarter of 2001 to £67.0 million in the first quarter of 2002. The net increase in operating expenses was due to increases in staff costs, property expenses, amortisation and depreciation, satellite information systems costs and in general administrative expenses.

Staff costs are comprised primarily of employee wage and salaries, non-wage benefits and National Insurance contributions. Staff costs increased 17.4% from the first quarter of 2001 to the first quarter of 2002. The increase primarily reflects the increased salaries following the Group's annual pay review, increased headcount as a result of increased betting activity following the introduction of gross profits tax and increased Sunday opening, an increase in pensions and other staff costs and an increased charge for the annual bonus scheme.

Property expenses comprise rent, property tax, utility charges and insurance premiums with respect to the Group's LBO portfolio and its operating and administrative facilities. Property expenses increased 9.6% from the first quarter of 2001 to the first quarter of 2002. This increase is largely due to increases in rent, rates, repair and dilapidations and utility costs.

Amortisation and depreciation costs comprise amortisation of the Group's leasehold properties and depreciation of the Group's fixtures and fittings, equipment and other property. Amortisation and depreciation costs increased 4.9% from the first quarter of 2001 to the first quarter of 2002. The increase primarily reflects increases in depreciation of equipment and fixtures and fittings offset by decreases in depreciation of computer equipment, the latter being partly due to the avoidance of costs incurred in the first quarter of 2001 arising in advance of the repatriation of the Group's offshore activities to the UK prior to the introduction of gross profit tax.

Costs incurred in respect of the Group's satellite information systems comprise fees and other usage charges associated with the delivery of trading information to the Group's LBOs. Satellite information system costs increased 9.7% from the first quarter of 2001 to the first quarter of 2002 mainly due to the increased costs of services for non UK racing Sundays.

Other costs, including general administrative and advertising expenses, increased by 1.3% from the first quarter of 2001 to the first quarter of 2002. Savings in costs incurred in the first quarter of 2001 in respect of repatriating offshore operations to the UK were offset by increases in other costs.

Income from associated undertakings

The Group's investment in SIS has been accounted for as an associated company in both periods. SIS profits in the future are not expected to continue at levels achieved in the past due to changes in arrangements with the horseracing industry as described in "Database and related rights" in Part 3.

Interest

Interest comprises the interest expense incurred on the Group's borrowings under its bank loans, its Senior Subordinated Notes and Deep Discount Bonds together with the appropriate amortisation of the finance fees incurred in arranging these sources of debt finance. It also includes interest receivable on cash balances and the Group's share of the net interest payable or receivable in its associated undertaking.

For the purposes of this analysis all interest is deemed to be cash interest other than the unwinding of the discount on the Deep Discount Bonds, the amortisation of finance fees which have been prepaid and the Group's share of its associate's net interest, which are deemed to be non-cash interest. In the first quarter of 2001 and the first quarter of 2002, the Group incurred interest of £21.5 million and £21.8 million, respectively. This includes interest payable in cash of £9.1 million and £7.8 million, respectively, and non-cash interest of £12.4 million and £14.0 million, respectively.

Other finance income

In the first quarter 2001 and the first quarter 2002 £0.7 million and £0.2 million, respectively, of other finance income has been included in the Group's results. This represents the expected return on pension scheme assets less the increase in the period in the present value of pension scheme liabilities arising from the passage of time.

2001 (53 WEEKS) COMPARED TO 2000 (52 WEEKS)

Turnover increased 20.1% from £2,042.4 million in 2000 to £2,452.2 million in 2001. This increase was influenced by increased turnover from its LBOs, its telephone betting and its online operations, offset by a reduction in other turnover. In the same period, gross win increased 11.1% from £452.3 million in 2000 to £502.6 million in 2001. This represents increases in its LBOs, its telephone betting operations and its online operations offset by a reduction in other gross win. Contribution increased 16.6% from £313.1 million in 2000 to £365.0 million in 2001. For a detailed description of certain factors affecting turnover, gross win and contribution as well as a discussion of the relationship between such financial measures, see "Factors affecting results of operations" in this Part 5.

LBO turnover increased 15.7% from £1,463.1 million in 2000 to £1,693.2 million in 2001. The increase in turnover is largely attributable to the impact of the removal of customer deductions since the introduction of gross profit tax during the fourth quarter of 2001. In 2001, gross win attributable to LBOs increased 8.8% and contribution increased by 13.6%.

Turnover attributable to AWPs increased by 4.4% from £27.2 million in 2000 to £28.4 million in 2001. In the same period, gross win attributable to AWPs increased 4.4% and contribution increased 4.3%.

Telephone betting turnover increased 23.4% from £340.0 million in 2000 to £419.5 million in 2001 with all business after 6 October 2001 being taken in the UK. In the same period, the gross win attributable to telephone betting operations increased by 0.6% and contribution by 10.1% which reflects the higher turnover, the underlying margins and the different rates of deduction applied by the UK and offshore betting operations and the duty liabilities of each.

The Group's online operations, consisting of the online Sportsbook and Casino operations, have shown significant increases in turnover and contribution. Turnover increased from £133.4 million in 2000 to £273.7 million in 2001 as a result of a significant increase in the number of active customers during the period. In the same period, gross win attributable to online operations increased by 115.2% and the contribution increased by 144.7%.

Cost of sales

Cost of sales increased 20.7% from £1,729.3 million in 2000 (representing 84.7% of the Group's turnover in that period) to £2,087.2 million in 2001 (representing 85.1% of the Group's turnover in that period).

Operating expenses

Operating expenses increased 10.2% from £234.1 million in 2000 to £257.9 million in 2001. The net increase in operating expenses was primarily due to increases in staff costs, property expenses, SIS costs, amortisation and depreciation and general administrative expenses.

Staff costs increased 13.7%. The increase primarily reflects the increased salaries following the Group's annual pay review, increased headcount as a result of increased betting activity following the introduction of gross profit tax and increased Sunday openings, an increase in other staff costs and an increased charge for the annual bonus scheme.

Property expenses increased 6.8% primarily due to increases in rent, rates, repairs and dilapidations and utility costs.

Amortisation and depreciation costs increased 18.6%. Increases were recorded in all categories of fixed assets. In 2001 the amortisation charge included £2.0 million of accelerated depreciation in relation to certain assets in advance of the repatriation of the Group's offshore activities to the UK in connection with the introduction of gross profit tax in the UK.

Satellite Information Systems' costs increased by 11.9% mainly due to the increased cost of services for non-UK racing Sundays.

Other costs including general administrative and advertising expenses increased 2.9%. The increase primarily reflects the non-recurring costs of repatriating offshore operations to the UK offset against the avoidance of one off costs incurred in 2000 in establishing offshore telephone and online operations and a profit on the disposal of the spread betting business.

Income from associated undertakings

The Group's investment in SIS has been accounted for as an associated company in both years.

Investment income

In 2001, no investment income was received by the Group compared to £0.2 million in 2000.

Interest

In 2001 and 2000, the Group incurred net interest expense of £87.7 million and £85.6 million, respectively. This includes cash interest of £34.6 million and £38.6 million respectively, and non-cash interest of £53.1 million and £47.0 million respectively. The reduction in cash interest is due to a reduction in interest on senior bank borrowings arising from lower outstanding principal and lower interest rates and an increase in interest receivable on cash held on deposit due to strong cash generation.

Other finance income

In 2001 and 2000 £3.0 million and £3.8 million, respectively, of other finance income respectively has been included in the Group's results. This represents the expected return on pension scheme assets less the increase in the period in the present value of pension scheme liabilities arising from the passage of time.

2000 (52 WEEKS) COMPARED TO 1999 (52 WEEKS)

Turnover

Turnover increased 8.8% from £1,877.9 million in 1999 to £2,042.4 million in 2000. This increase was influenced by increased revenue from its LBOs, its telephone betting and its online operations, offset by a reduction in other turnover. In the same period, gross win increased 8.5% from £416.8 million in 1999 to £452.3 million in 2000. This represents increases in its LBOs, its telephone betting operations and its online operations, offset by a reduction in other gross win. Changes to long standing regulations and working practices affecting the on-course market in late 1998 indirectly reduced margins on horse racing bets in 1999 due to increased competition in the on-course market. In early 2000, the Starting Price Executive, the body responsible for the collection of starting prices on racecourses, redefined the criteria under which starting prices were collected to make the process of collection more formal and transparent. Independent consultants were then appointed to conduct a review of the new mode of operation and recommended minor changes which became effective on 30 October 2000. The position continues to be monitored. Contribution increased 14.1% from £274.3 million in 1999 to £313.1 million in 2000. For a detailed description of certain factors affecting turnover, gross win and contribution, as well as a discussion of the relationship between such financial measures, see "Factors affecting results of operations" in this Part 5.

Results were generally more favourable to bookmakers in 2000 than in 1999, although the results of some events during 2000 including the European Football Championships, the Derby and Royal Ascot fell below expectations.

LBO turnover increased 0.1% from £1,461.3 million in 1999 to £1,463.1 million in 2000. The small increase in turnover was partly attributable to the relatively higher gross win percentage achieved. In the same period, gross win attributable to LBOs increased 4.4% and contribution increased by 6.2%.

Turnover attributable to AWPs increased by 4.6% from £26.0 million in 1999 to £27.2 million in 2000 due to an increased density of AWPs. In the same period, gross win attributable to AWPs increased 4.2%.

Turnover from telephone betting operations increased 20.1% from £283.1 million in 1999 to £340.0 million in 2000. There was a reduction in turnover from the UK operations, compensated for by the revenues from the Antigua operation which commenced in January 2000. In the same period, gross win attributable to telephone betting operations increased by 8.2%, and contribution increased by 59.2%, which reflects the higher turnover, the underlying margins and the different rates of deduction applied by the UK and offshore betting operations and the duty liabilities of each.

The Group's online operations showed a significant increase in turnover, gross win and contribution although due to the costs of establishing these businesses a loss was incurred for the year. Turnover increased from £10.0 million in 1999 to £133.4 million in 2000. In the same period, gross win attributable to online operations increased from £0.6 million to £16.5 million and contribution also increased substantially.

Cost of sales

Cost of sales increased 7.8% from £1,603.6 million in 1999 (representing 85.4% of the Group's turnover in that period) to £1,729.3 million in 2000 (representing 84.7% of the Group's turnover in that period).

Operating expenses

Operating expenses excluding exceptional items increased 14.9% from £203.8 million in 1999 to £234.1 million in 2000. The net increase in operating expenses was primarily due to increases in staff costs, property expenses, satellite information systems costs, amortisation, depreciation and in general administrative expenses, including those relating to the establishment and ongoing development of the offshore telephone and online businesses.

Staff costs increased 10.4% from 1999 to 2000. The increase primarily reflects the increased salaries following the Group's annual pay review, increased costs of the telephone betting and online operations, an increase in other staff costs and a charge for the annual bonus scheme.

Property expenses increased 2.5% primarily due to increases in rent, rates and insurance costs partly offset by a reduction in utility charges, premises repair and dilapidation costs.

Amortisation and depreciation costs increased 18.6%. Increases were recorded in all categories, the most significant of which was in equipment depreciation including computer equipment.

Satellite Information Systems, costs increased by 1.6% due to the increased number of LBOs operated and an increase in the cost for the supply of services.

Other costs excluding exceptional expenses but including general administrative and advertising expenses, increased 40.0%. The increase reflects costs related to offshore telephone and online operations, a reduction in non-trading profit and an increase in free bet costs.

Income from associated undertakings

The Group's investment in SIS has been accounted for as an associated company in both years.

Impairment of goodwill in associated undertaking

A provision of £24.0 million was made in 1999 in respect of the carrying value of the Group's investment in SIS.

Exceptional items

The exceptional charge in 1999 of £1.2 million reflects costs incurred on the cancelled flotation in that year.

Investment income

In 2000 investment income of £0.2 million (1999: £nil) was received by the Group.

Interest

In 2000 and 1999, the Group incurred net interest expense before exceptional interest of £85.6 million and £81.2 million, respectively. This includes cash interest of £38.6 million and £43.6 million respectively, and non-cash interest of £47.0 million and £37.6 million respectively. The reduction in cash interest in 2000 is due to a reduction in interest on senior bank borrowings, the incurrence in 1999 of £2.2 million interest charge on the purchase consideration for the acquisition of the WHL Group in that year, and increasing cash generation resulting in an increase in interest receivable on cash held on deposit. The increase in non-cash interest in 2000 is primarily due to a full year's accrual of the unwinding of the discount on the Deep Discount Bonds compared to approximately nine months in 1999 together with £4.4 million of CULS interest charged in the first quarter 1999. The CULS were waived and/or repaid in first quarter 1999.

Exceptional interest

The exceptional interest charge of £28.8 million in 1999 reflects finance costs incurred and written off in relation to the refinancing that took place during the year, loan notes that were waived, hedging agreements that were terminated, and consents that were solicited and obtained from the holders of the Senior Subordinated Notes in relation to the change of control of the Group. No exceptional interest charges were incurred in 2000.

Other finance income

In 2000 and 1999 £3.8 million and £1.7 million, respectively, of other finance income was included in the Group's results. This represents, in respect of the Group's defined benefit pension scheme, the expected return on pension scheme assets less the increase in the period in the present value of pension scheme liabilities arising from the passage of time.

LIQUIDITY AND CAPITAL RESOURCES

The Group's principal source of liquidity is cash generated from its operations. The Group's net cash flow from operating activities totalled £84.9 million, £101.1 million and £133.2 million in 1999, 2000 and 2001 financial years, respectively. Such cash flow was used to fund net capital expenditures (£15.3 million, £20.2 million and £28.0 million in 1999, 2000 and 2001, respectively) and to pay interest and other finance costs in relation to indebtedness (£73.1 million, £26.0 million and £47.1 million in 1999, 2000 and 2001, respectively). The remaining cash was used primarily for servicing the Group's indebtedness, including repayment of £8.0 million, £9.0 million and £37.4 million of senior debt in 1999, 2000 and 2001, respectively.

Capital expenditures primarily consist of the development and refurbishment of the Group's LBOs, the capital costs of developing its telephone and online betting operations and investment in system upgrades. In addition,

in 2001 £8.1 million was spent on acquiring shares in WHH through the Employee Benefit Trust and net proceeds of £1.0 million were received from the disposal of the Group's spread betting business.

In 1999, £295.1 million, net of £32.4 million of cash acquired on acquisition was expended on the acquisition of the WHL Group and £2.6 million, net of £0.7 million of cash acquired, was used to purchase Brooke Bookmakers Limited.

At 1 January 2002, the Group's total indebtedness was £913.0 million (£896.9 million net of finance fees). This comprised £295.6 million of senior debt, £150.0 million of Senior Subordinated Notes and £467.4 million of Deep Discount Bonds. This compared to £899.9 million (£881.4 million net of finance fees) at 26 December 2000. At 2 April 2002, the Group's total indebtedness was £926.4 million (£911.0 million net of finance fees).

The Group's shareholders' deficit as of 1 January 2002 was £40.7 million compared to £39.2 million at 26 December 2000 due to retained profit for the year of £18.4 million together with a £0.1 million loss on foreign currency net investments, £28.8 million of actuarial losses recognised in the pension scheme and £9.0 million of deferred tax thereon. At 2 April 2002, the Group's shareholders' deficit was £29.8 million.

The Group's cash interest expense for 2001 was £34.6 million compared to £38.6 million for 2000 and £43.6 million for 1999. In 1999, £28.8 million in fees were expensed in connection with the refinancing of the Group, terminating the interest rate swap taken out in 1997 with Nomura and obtaining a consent from the Senior Subordinated Note holders in relation to a change of control of the Group. The Group also incurred non-cash interest expense of £53.1 million, £47.0 million and £37.6 million in 2001, 2000 and 1999, respectively, in relation to the accrued discount on the Deep Discount Bonds (and in 1999 only, the CULS), the amortisation of financing fees and the Group's share of its associate's net interest expense.

Principal and interest payments under certain senior debt facilities relating to the 1997 Acquisition (as subsequently amended) (the "Senior Debt Facilities"), a revolving facility relating to the 1997 Acquisition (the "Revolving Facility") and the Senior Subordinated Notes represented significant liquidity requirements for the Group during the periods under review. The Group is required to make principal payments totalling £500 million (consisting of £350 million pursuant to certain term loan facilities relating to the 1997 Acquisition (the "Term Loan Facilities") and £150 million pursuant to the Senior Subordinated Notes) over the term of the Senior Subordinated Notes in addition to interest payments and repayments of amounts drawn down under the Revolving Facility. Since 21 July 1998, the Revolving Facility has been fully paid down.

On 14 May 1998, William Hill Finance PLC issued the Senior Subordinated Notes. After deduction of underwriting discounts and legal, printing and accounting fees, William Hill Finance PLC received total net proceeds of approximately £146 million which was used to pay a portion of an interim facility (the "Nomura Interim Facility"). The balance of the principal of the Nomura Interim Facility was repaid from the Group's internally generated funds.

On 13 May 2002, the Company announced a tender offer and consent solicitation, conditional on Admission, among other things, for the purchase of the Senior Subordinated Notes at a price based upon a spread of 50 basis points over the yield to maturity on the UK Gilt 8% due June 2003. In the event that all the holders of the Senior Subordinated Notes accept the tender offer, and assuming total consideration plus accrued interest of £1,112.36 per £1,000 principal amount of tendered notes, the aggregate payment to be made by William Hill will be approximately £167 million.

The primary purpose of the tender offer and consent solicitation is to remove the restrictive covenants contained in the Senior Subordinated Notes and Indenture. Pursuant to the terms of the Indenture, amendment of the Indenture requires the consent of holders representing 75% or more of the outstanding aggregate principal amount of the Senior Subordinated Notes. Amendment of the Indenture is desirable as it currently restricts, among other things, the ability of certain Group companies to incur additional indebtedness, to make certain restricted payments (including, under certain circumstances, the payment of dividends) or to merge or consolidate with another entity.

The Group intends to enter into a new bank debt facility of £660 million split into an amortising tranche of £210 million repayable in instalments over the period to 31 December 2006 and a revolving credit facility of £450 million repayable five years from the date of signing of the facility agreement. Amounts drawn down under these facilities and proceeds from the equity issue will be used to repay the Group's existing indebtedness.

SUMMARY OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

The consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. These differences relate principally to the following items and affect net income and shareholders' equity. While this is not a comprehensive summary of all differences between UK GAAP and US GAAP, other differences are considered unlikely to have a significant effect on the consolidated net income and shareholders' equity.

Goodwill and betting licences

Under UK GAAP, intangible assets are not amortised but the carrying values of these assets are reviewed annually to determine whether there has been any impairment in value, by reviewing current and estimated future cash flows on a discounted basis.

Under US GAAP, betting licences are treated as intangible assets. The goodwill arising on the acquisition of WHL in 1999 and the betting licence intangible asset, until 1 January 2002, were required to be amortised over the period of their estimated lives, to a maximum of 40 years.

Amortisation of goodwill and betting licence intangible assets under US GAAP for the financial year 2001 amounted to £15.4 million.

Deferred taxation

Under UK GAAP, deferred taxes liabilities are recognised in full subject to certain exceptions and deferred tax assets are recognised to the extent that they are likely to be recoverable. Under US GAAP, deferred taxes are accounted for on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. Deferred tax also arises in relation to the tax effect of other US GAAP adjustments.

Pensions

Under UK GAAP, pension costs are accounted for under the rules set out in FRS 17. The objectives and principles of FRS 17 are broadly in line with those set out in the US accounting standard for pensions, SFAS 87, Employers' Accounting for Pensions. However the methods and assumptions used to calculate the cost for the period and balance sheet position under UK GAAP and US GAAP may differ, and certain events are required to be accounted for differently.

Under US GAAP, plan assets are valued at market values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on inflation linked bonds.

Exceptional items

Included within administrative expenses in 1999 there were £1.2 million of exceptional costs under UK GAAP (see note 3). These items are treated as part of ordinary income under US GAAP.

In 1999 there were £28.8 million of exceptional interest costs under UK GAAP. Under US GAAP £9.0 million of these costs would be classified as extraordinary items due to the early extinguishment of debt and the remainder would be included in interest expense.

Cash flow information

Cash flows under UK GAAP differ in certain presentational respects from the format required under SFAS 95, "Statement of Cash Flows". Under UK GAAP, cash paid or received for interest and income taxes are presented separately from operating activities and dividends paid are presented separately from financing activities. Under SFAS 95, cash flows from operating activities are based on net income, which includes interest and income taxes. Under SFAS 95, dividends paid would be included within financing activities.

Fair value of financial instruments

The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998 and, as amended by SFAS 138, is effective for the financial year beginning 27 December 2000. The standard requires all derivative instruments to be valued at fair value in the balance sheet. Changes in fair value are accounted for through the profit and loss account or comprehensive income statement depending on a derivative's designation and its effectiveness as a hedging instrument. Under UK GAAP

derivative instruments are recorded at appropriate historical cost amounts, with fair values shown as a disclosure item.

The estimated fair value of financial instruments has been determined by using available market information. The estimates are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The following methods and assumptions were used to estimate the fair value for each class of financial instruments.

Cash and cash equivalents. The carrying amount approximates fair value because of the short-term maturity of these assets.

Accounts payable. The carrying amount approximates fair value because of the short-term maturity of these liabilities.

Long-term borrowings. The fair value of the Group's long-term borrowings is based on quoted market prices, or on the discounted cash flow of the respective debt, using current rates and remaining maturities.

Interest rate swap and collar agreements. The fair value of the Group's interest rate swap and collar agreements is the estimated amount that the Group would receive or pay upon termination of the agreements, based on estimates obtained from the counter parties. These agreements are not held for trading purposes, but rather to hedge interest rate risk.

Part 6 – Accountants' Reports

The following is the full text of the Accountants' Report prepared by Deloitte & Touche, the reporting accountants, in respect of William Hill Holdings Limited:

"**Deloitte & Touche**

Deloitte & Touche
Hill House
1 Little New Street
London EC4A 4TR

The Directors
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB

Salomon Brothers U.K. Equity Limited
Citigroup Centre
33 Canada Square
London E14 5LB

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

29 May 2002

Dear Sirs

WILLIAM HILL HOLDINGS LIMITED ("WHH") AND ITS SUBSIDIARIES (the "WHH Group")

We report on the financial information set out below. This financial information has been prepared for inclusion in the prospectus of William Hill PLC (the "Company") dated 29 May 2002 (the "Prospectus") relating to the offering of Shares (the "Offer") and the admission of the entire issued ordinary share capital of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

BASIS OF PREPARATION

The financial information for the WHH Group has been compiled to reflect the WHH Group as currently constituted as if the WHH Group had been in existence for the whole period reported on.

WHH was formed on 24 December 1998 to effect the acquisition of Will Hill Limited (formerly William Hill Limited) ("WHL") on 29 March 1999. In order to effect the acquisition, two other companies, William Hill Investments Limited and Baseflame Limited were also incorporated on 25 February 1999 and 26 February 1999, respectively. These companies did not trade in the period from incorporation to the acquisition of WHL.

The financial information for the 52 weeks ended 28 December 1999 is based on the audited consolidated financial statements of WHH's wholly-owned subsidiary, WHL, for the 52 weeks then ended, and the audited financial statements of WHH, Baseflame Limited and William Hill Investments Limited from incorporation to 28 December 1999.

The financial information for the 53 weeks ended 1 January 2002, the 52 weeks to 26 December 2000, the 13 weeks ended 2 April 2002 and the 13 weeks ended 27 March 2001 is based on the audited consolidated financial statements of the WHH Group.

The financial information includes interest charges and taxation for the three years ended 1 January 2002, the 13 weeks ended 27 March 2001 and the 13 weeks ended 2 April 2002, which reflect the capital and debt structure of the WHH Group, and accordingly are not representative of the interest and taxation charges and financing cash flows of the Group that will exist or be incurred following the admission of the Company's ordinary share capital to the Official List of the UK Listing Authority.

The financial information has been prepared after making such adjustments as we considered necessary. This financial information does not constitute statutory financial statements of the WHH Group.

RESPONSIBILITY

The underlying financial statements are the responsibility of the Directors of WHH, WHL, Baseflame Limited and William Hill Investments Limited who approved their issue.

The Directors of the Company are responsible for the contents of the Prospectus in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions outside the UK and accordingly should not be relied upon as if it had been carried out in accordance with such standards and practices.

OPINION

In our opinion, the financial information set out below gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the WHH Group as at the dates stated and of its profits and losses, recognised gains or losses and cash flows for the periods then ended.

Consolidated Profit and Loss Accounts

	Note	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
TURNOVER	2	1,877,916	2,042,394	2,452,194	449,327	699,670
Cost of sales		(1,603,578)	(1,729,318)	(2,087,158)	(364,139)	(595,297)
GROSS PROFIT	2	274,338	313,076	365,036	85,188	104,373
Exceptional operating expenses	2	(1,207)	—	—	—	(1,000)
Other net operating expenses	3	(203,816)	(234,127)	(257,913)	(60,414)	(66,970)
OPERATING PROFIT	2,3	69,315	78,949	107,123	24,774	36,403
Share of operating profit in associated undertaking	6	3,875	5,603	4,910	1,235	1,261
Impairment of goodwill in associated undertaking	14	(23,997)	—	—	—	—
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST	3	49,193	84,552	112,033	26,009	37,664
Income from fixed asset investments		—	187	—	—	—
Net interest payable and similar charges	7	(81,169)	(85,540)	(87,732)	(21,500)	(21,748)
Exceptional interest payable and similar charges	8	(28,768)	—	—	—	—
Total net interest payable and similar charges		(109,937)	(85,540)	(87,732)	(21,500)	(21,748)
Other finance income	9	1,700	3,800	3,000	750	175
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		(59,044)	2,999	27,301	5,259	16,091
Tax on (loss)/profit on ordinary activities	10	2,850	(2,105)	(8,893)	(1,637)	(4,980)
(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	22	(56,194)	894	18,408	3,622	11,111
Basic and diluted (loss)/earnings per ordinary share (pence)	11	(21.28)	0.34	6.97	1.37	4.21

The turnover and operating profit in each of the financial periods are derived from the WHH Group's continuing activities.

Statements of Total Recognised Gains and Losses

	Note	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
(Loss)/profit for the financial period		(56,194)	894	18,408	3,622	11,111
Currency translation differences on foreign currency net investments		—	138	(71)	45	32
Actuarial gain/(loss) recognised in the pension scheme	31	31,300	(10,900)	(28,800)	(6,600)	(800)
Deferred tax arising thereon	10	(8,608)	3,361	8,967	2,066	542
Total recognised gains and losses relating to the period		(33,502)	(6,507)	(1,496)	(867)	10,885

A note of historical cost profits and losses is not presented as there are no differences between the amounts reported in the profit and loss accounts above and their historical cost equivalents.

Consolidated Balance Sheets

	Note	As at 28 December 1999 £'000	As at 26 December 2000 £'000	As at 1 January 2002 £'000	As at 27 March 2001 £'000	As at 2 April 2002 £'000
FIXED ASSETS						
Intangible assets	12	701,787	701,749	702,807	701,749	702,807
Tangible assets	13	82,656	86,697	90,759	86,401	91,603
Investments	14	—	—	10,493	—	11,311
		784,443	788,446	804,059	788,150	805,721
CURRENT ASSETS						
Stocks	15	330	287	299	247	260
Debtors: amounts recoverable within one year	16	10,495	14,958	11,016	12,379	13,510
Debtors: amounts recoverable after one year	16	6,646	4,891	3,601	4,569	3,721
Cash at bank and in hand		38,428	84,807	104,822	96,136	143,041
		55,899	104,943	119,738	113,331	160,532
CREDITORS: amounts falling due within one year	17	(57,875)	(90,359)	(111,107)	(97,540)	(127,471)
NET CURRENT (LIABILITIES)/ASSETS		(1,976)	14,584	8,631	15,791	33,061
TOTAL ASSETS LESS CURRENT LIABILITIES		782,467	803,030	812,690	803,941	838,782
CREDITORS: amounts falling due after more than one year	18	(836,846)	(859,950)	(851,209)	(857,828)	(865,148)
Share of net liabilities of associate	14	(4,902)	(1,026)	—	(105)	—
NET LIABILITIES EXCLUDING PENSION ASSET/(LIABILITY)		(59,281)	(57,946)	(38,519)	(53,992)	(26,366)
Pension asset/(liability)	31	26,596	18,754	(2,169)	13,933	(3,437)
NET LIABILITIES INCLUDING PENSION ASSET/ (LIABILITY)		(32,685)	(39,192)	(40,688)	(40,059)	(29,803)
CAPITAL AND RESERVES						
Called up share capital	21, 22	110	110	110	110	110
Share premium account	22	990	990	990	990	990
Profit and loss account	22, 23	(33,785)	(40,292)	(41,788)	(41,159)	(30,903)
TOTAL SHAREHOLDERS' DEFICIT	22	(32,685)	(39,192)	(40,688)	(40,059)	(29,803)
Attributable to equity shareholders		(33,685)	(40,192)	(41,688)	(41,059)	(30,803)
Attributable to non-equity shareholders		1,000	1,000	1,000	1,000	1,000
		(32,685)	(39,192)	(40,688)	(40,059)	(29,803)

Consolidated Cash Flow Statements

	Note	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	24	84,939	101,063	133,190	33,374	46,643
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE						
Interest received		1,603	2,964	4,524	994	867
Interest paid		(46,170)	(29,119)	(51,609)	(13,061)	(494)
Exceptional interest and other finance costs paid		(28,556)	—	—	—	—
Dividends from fixed asset investments		—	187	—	—	—
		(73,123)	(25,968)	(47,085)	(12,067)	373
TAXATION		—	469	(682)	1,273	(2,569)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT						
Purchase of fixed assets		(16,341)	(20,665)	(21,171)	(4,258)	(6,458)
Purchase of unlisted investments		—	—	(8,051)	—	—
Sale of fixed assets		1,088	480	226	7	230
Sales of business operation		—	—	1,007	—	—
		(15,253)	(20,185)	(27,989)	(4,251)	(6,228)
ACQUISITIONS						
Purchase of subsidiary undertakings	27	(330,801)	—	—	—	—
Cash acquired with subsidiary undertakings	27	33,123	—	—	—	—
Elimination of pre-acquisition cashflow	24	3,532	—	—	—	—
		(294,146)	—	—	—	—
NET CASH (OUTFLOW)/ INFLOW BEFORE FINANCING		(297,583)	55,379	57,434	18,329	38,219
FINANCING						
Issue of share capital		1,100	—	—	—	—
New borrowings		342,911	—	—	—	—
Loan facilities repaid		(8,000)	(9,000)	(37,419)	(7,000)	—
NET CASH INFLOW/ (OUTFLOW) FROM FINANCING		336,011	(9,000)	(37,419)	(7,000)	—
INCREASE IN CASH	26	38,428	46,379	20,015	11,329	38,219

Notes to the Financial Information

1. ACCOUNTING POLICIES

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with accounting standards applicable in the United Kingdom. The particular accounting policies, which have been consistently applied for all periods covered by this report, are set out below.

The financial information has been prepared on the basis that WHH will continue as a going concern. WHH has in place a long-term financing structure together with working capital facilities, which the Directors believe are sufficient to meet its requirements for the foreseeable future.

Basis of consolidation and combination

The consolidated financial information includes the audited accounts of WHH and all its subsidiaries.

The profit and loss account for the 52 weeks ended 28 December 1999 is a combination of the following profit and loss accounts:

- WHL (consolidated) for the 52 weeks ended 28 December 1999;
- WHH Limited for the period from incorporation (24 December 1998) to 28 December 1999;
- William Hill Investments Limited for the period from incorporation (25 February 1999) to 28 December 1999; and
- Baseflame Limited for the period from incorporation (26 February 1999) to 28 December 1999.

Intercompany transactions have been eliminated in this combination.

The balance sheet as at 28 December 1999 represents the consolidated balance sheet of WHH Limited.

All financial information contained within this report reflects the implementation of Financial Reporting Standard ("FRS") 17 'Retirement Benefits' and FRS 19 'Deferred Tax'.

Acquisitions

On the acquisition of a company the excess of purchase consideration over the fair value of tangible fixed assets, other assets and liabilities acquired represents an intangible asset comprising licence value, goodwill and brand value which is capitalised.

On the acquisition of LBOs the excess of purchase consideration over the fair value of tangible fixed assets, other assets and liabilities acquired is capitalised as an intangible fixed asset.

Intangible fixed assets

Intangible fixed assets represent licence value, goodwill and brand value. It is not considered appropriate to show these components as separate asset categories.

The Companies Act requires goodwill to be amortised over a finite period. The Directors consider that the Company's intangible assets have an indefinite life, due to their long-term nature. Consequently, the Directors consider that to amortise the asset would not provide a true and fair view, and so the financial statements depart from this specific requirement of the Companies Act. If this departure from the Companies Act had not been made the profit for the financial year would have been reduced by amortisation. The amount of this amortisation cannot be quantified because of the indefinite life of these assets.

The non-amortisation of the intangible assets means that they are subject to annual impairment testing in accordance with FRS 10 and 11.

Tangible fixed assets

Tangible assets comprise the assets which can be physically replaced and are stated in the consolidated balance sheet at fair value, less provision, if any, for impairment in value together with additions at cost, less cumulative depreciation.

The values incorporated for LBOs include the value of fixtures and fittings and the property, all of which are considered to be an integral part of the valuation.

Depreciation on properties has been provided on the element of the property that requires replacement. These assets together with other tangible fixed assets are depreciated over their estimated useful lives on a straight line basis as follows:

Long leasehold properties	– 65 years
Short leasehold properties	– over the unexpired period of the lease
Fixtures, fittings, equipment and motor vehicles	– at variable rates between 3 and 10 years

No depreciation is provided on freehold land and buildings. In the Directors' opinion annual expenditure on freehold buildings is sufficient to ensure that the residual value approximates to cost and therefore no provision for depreciation is required. Freehold and long leasehold properties are subject to impairment testing in accordance with FRS 15.

Investments

Investments are stated in the consolidated balance sheet at fair value at the date of acquisition less provision, if any, for impairment in value.

Shares in associated undertakings are accounted for using the net equity method. The consolidated profit and loss account includes WHH Group share of pre-tax profits and attributable taxation of associated undertakings. In the consolidated balance sheet, the investment in associated undertakings is shown as WHH Group's share of net assets or liabilities of associated undertakings, and the unamortised element of goodwill relating to the acquisition of associated undertakings.

Stocks

Stocks represent stocks of consumables in stores. They are stated at the lower of cost and net realisable value.

Deferred taxation

Deferred taxation is provided in full on material timing differences at the rate of taxation anticipated to apply when these differences crystallise. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

A deferred tax asset is only recognised where it is more likely than not that it will be recoverable in the future. Deferred tax assets and liabilities recognised have not been discounted.

Capital instruments

Capital instruments are accounted for and classified as equity or non-equity share capital and debt according to their form. Convertible debt is separately disclosed and regarded as debt unless conversion actually occurs. Provision is made for the accrued premium payable on redemption of redeemable debt or non-equity interests. Finance costs incurred in issuing debt instruments are set off against the debt instrument to which they relate and are amortised over the term of the debt at a constant rate on the carrying amount.

Turnover

Turnover in respect of the LBO, telephone and online Sportsbook represents amounts receivable in respect of bets placed on events which occurred by the period end. Turnover from AWPs and the online casino operation represents net takings from customers.

Pension costs

The WHH Group operates one exempt approved occupational pension scheme for its staff, the William Hill Pension Scheme. This has two sections. One section (the "Retirement Plan") provides defined benefits based on final pensionable pay and length of service. The Retirement Plan is contracted out of the State scheme and is now closed to new entrants although existing members continue to accrue benefits under the Plan. The other is a defined contribution section, the Pension Savings Plan 2001 (the "Savings Plan") which replaced an earlier savings plan which had been in effect since 6 April 1997. As amended, the Savings Plan came into effect on

1 July 2001. The Savings Plan provides benefits on a defined contribution basis with members' benefits depending on the value of their individual accounts and the cost of securing annuities at retirement. It is contracted in to the State scheme.

The pension cost charges for the year in respect of the defined contribution section represents the contributions paid or payable under such arrangements.

With regard to the Retirement Plan, pension scheme assets are measured using market values. Pension scheme liabilities are measured using the projected unit method based on projected pensionable pay and discounted at the current rate of return on high quality corporate bonds of equivalent term and currency to the liability. The increase in the present value of the liabilities of the Retirement Plan expected to arise from employees' service in the period is charged to operating profit. The expected return on the Retirement Plan assets and the interest on the present value of the Retirement Plan liabilities over the period are included in other finance income. Actuarial gains and losses are recognised in the statement of total recognised gains and losses.

Leases

Rental costs under operating leases are charged to the profit and loss account in equal amounts over the periods of the leases.

Financial instruments

Derivative instruments utilised by the WHH Group are interest rate swap and collar arrangements. The WHH Group does not enter into speculative derivative contracts. All such instruments are used for hedging purposes to alter the risk profile of an existing underlying exposure of the WHH Group in line with the WHH Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps and collar agreements are recognised as adjustments to interest expense over the period of the contracts.

Termination payments made or received are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. In other cases termination payments are taken to the profit and loss account.

Foreign exchange

Transactions denominated in foreign currencies are translated into sterling at the rates ruling at the date of the transaction or at an average rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account.

The results of foreign subsidiaries are translated into sterling at the average rates of exchange and the assets and liabilities at closing rates of exchange. Differences arising from the retranslation of opening net assets and from translating results at average rates and assets and liabilities at closing rates are dealt with as a movement on reserves.

2. SEGMENTAL INFORMATION

The WHH Group's turnover, profits and operating net assets arise primarily from customers in the United Kingdom with an immaterial amount generated from customers outside the United Kingdom and therefore segmental information by geographical location is not presented.

Segmental information by product channel is shown below:

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Turnover:					
– LBOs	1,461,326	1,463,170	1,693,160	319,232	495,226
– AWPs	26,012	27,162	28,379	6,288	6,970
– Telephone betting	283,138	339,997	419,543	62,980	103,735
– Online	9,975	133,330	273,654	46,988	88,708
– Other	97,465	78,735	37,458	13,839	5,031
	1,877,916	2,042,394	2,452,194	449,327	699,670
Gross win:					
– LBOs	337,310	352,202	383,311	88,142	95,682
– AWPs	30,564	31,914	33,345	7,388	8,190
– Telephone betting	44,098	47,703	48,020	11,201	13,160
– Online	608	16,454	35,432	7,182	13,384
– Other	4,256	4,053	2,535	452	625
	416,836	452,326	502,643	114,365	131,041
Operating profit:					
– LBOs and AWPs	72,127	82,205	93,212	22,738	30,592
– Telephone betting	10,090	16,422	15,508	3,426	4,117
– Online	(2,987)	(7,691)	9,162	2,148	5,280
– Other	(455)	(1,298)	(589)	(963)	152
– Central costs	(8,253)	(10,689)	(10,170)	(2,575)	(2,738)
	70,522	78,949	107,123	24,774	37,403
– Exceptional costs	(1,207)	—	—	—	(1,000)
	69,315	78,949	107,123	24,774	36,403

AWP turnover is stated as cash winnings less VAT. Gross win is stated as cash winnings including VAT.

Exceptional costs for the 52 weeks ended 28 December 1999 were incurred in relation to the aborted flotation of WHL during that period. Exceptional costs for the 13 weeks ended 2 April 2002 were incurred in relation to the proposed flotation of the Group.

The segmental analysis of gross win set out above is before deducting duty, levy and commission and other costs of sales to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Gross win	416,836	452,326	502,643	114,365	131,041
Duty, levy and commission	(142,498)	(139,250)	(137,607)	(29,177)	(26,668)
Gross Profit	274,338	313,076	365,036	85,188	104,373

3. OPERATING PROFIT AND PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST

(a) NET OPERATING EXPENSES

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Exceptional administrative expenses	1,207	—	—	—	1,000
Other administrative expenses	207,856	237,807	262,467	61,369	68,123
Total administrative expenses	209,063	237,807	262,467	61,369	69,123
Other operating income	(4,040)	(3,680)	(4,554)	(955)	(1,153)
	205,023	234,127	257,913	60,414	67,970
Other administrative expenses	207,856	237,807	262,467	61,369	68,123
Other operating income	(4,040)	(3,680)	(4,554)	(955)	(1,153)
Other net operating expenses	203,816	234,127	257,913	60,414	66,970
Exceptional administrative expenses	1,207	—	—	—	1,000
	205,023	234,127	257,913	60,414	67,970

(b) OPERATING PROFIT

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Operating profit is stated after charging/(crediting):					
Auditors' remuneration:					
– audit fees	176	288	269	92	77
– other services	741	1,316	1,143	308	626
Depreciation	11,807	14,020	16,568	4,129	4,272
Hire of equipment	263	476	340	89	142
Operating lease charges:					
– land and buildings	22,129	23,337	24,103	5,755	6,390
– other	6,032	5,665	6,124	1,414	1,566
(Profit)/loss on sale of fixed assets	(375)	148	(752)	16	(209)

(c) PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Profit on ordinary activities before interest, tax, depreciation and amortisation, excluding exceptional items and impairment of goodwill	87,536	98,572	128,601	30,138	42,936
Depreciation	(11,807)	(14,020)	(16,568)	(4,129)	(4,272)
Amortisation of goodwill in associated undertaking	(1,332)	—	—	—	—
Profit on ordinary activities before interest and tax excluding exceptional items and impairment of goodwill	74,397	84,552	112,033	26,009	38,664
Exceptional operating expenses	(1,207)	—	—	—	(1,000)
Impairment of goodwill in associated undertaking	(23,997)	—	—	—	—
Profit on ordinary activities before interest and tax	49,193	84,552	112,033	26,009	37,664

4. STAFF COSTS

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Total remuneration was:					
Wages and salaries	92,342	100,848	115,497	25,764	30,048
Social security costs	6,893	8,408	9,395	2,012	2,446
Other pension costs:					
– Amounts within operating profit	4,500	4,302	4,507	1,074	1,307
– Amounts included as other finance costs	(1,700)	(3,800)	(3,000)	(750)	(175)
– Amounts recognised in the statement of total recognised gains and losses	(31,300)	10,900	28,800	6,600	800
	(28,500)	11,402	30,307	6,924	1,932
	70,735	120,658	155,199	34,700	34,426

The average monthly number of persons employed, including Directors, during the period, all of whom were engaged in the administration and provision of betting services, was as follows:

	52 weeks ended 28 December 1999 Number	52 weeks ended 26 December 2000 Number	53 weeks ended 1 January 2002 Number	13 weeks ended 27 March 2001 Number	13 weeks ended 2 April 2002 Number
Average monthly number of persons employed, including Directors	9,384	9,579	9,894	9,493	10,025

5. DIRECTORS' REMUNERATION

Remuneration

	53 weeks ended 1 January 2002			
	Salary/fees £'000	Bonuses £'000	Benefits £'000	Total £'000
Chairman				
J M Brown	278	197	25	500
Chief executive				
D C I Harding	340	128	1	469
Executive directors				
R Lambert	90	102	3	195
T D Singer	194	97	9	300
Non-executive directors				
Y V Chotai	28	—	—	28
G B Davison	28	—	—	28
D Mackenzie	31	—	—	31
I Parham	31	—	—	31
C T Scott	28	—	—	28
Total	1,048	524	38	1,610

	52 weeks ended 26 December 2000			
	Salary/fees £'000	Bonuses £'000	Benefits £'000	Total £'000
Chairman				
J M Brown	270	138	22	430
Chief executive				
D C I Harding	108	34	—	142
Executive director				
R Lambert	225	123	11	359
Non-executive directors				
Y V Chotai	26	—	—	26
G B Davison	26	—	—	26
D Mackenzie	30	—	—	30
I Parham	30	—	—	30
C T Scott	28	—	—	28
Total	743	295	33	1,071

	52 weeks ended 28 December 1999			
	Salary/fees £'000	Bonuses £'000	Benefits £'000	Total £'000
Chairman				
J M Brown	245	2,425	13	2,683
Executive director				
R Lambert	208	2,425	11	2,644
Non-executive directors				
Y V Chotai	19	—	—	19
G B Davison	19	—	—	19
D Mackenzie	22	—	—	22
I Parham	22	—	—	22
C T Scott	6	—	—	6
Total	541	4,850	24	5,415

	13 weeks ended 2 April 2002			
	Salary/fees £'000	Bonuses £'000	Benefits £'000	Total £'000
Chairman				
J M Brown	70	48	6	124
Chief executive				
D C I Harding	80	31	—	111
Executive director				
T D Singer	51	25	2	78
Non-executive directors				
Y V Chotai	7	—	—	7
G B Davison	7	—	—	7
D Mackenzie	7	—	—	7
I Parham	7	—	—	7
C T Scott	6	—	—	6
Total	235	104	8	347

	13 weeks ended 27 March 2001			
	Salary/fees £'000	Bonuses £'000	Benefits £'000	Total £'000
Chairman				
J M Brown	70	49	6	125
Chief Executive				
D C I Harding	101	32	1	134
Executive directors				
R Lambert	58	43	3	104
T D Singer	46	23	2	71
Non-executive directors				
Y V Chotai	6	—	—	6
G B Davison	6	—	—	6
D Mackenzie	6	—	—	6
I Parham	6	—	—	6
C T Scott	6	—	—	6
Total	305	147	12	464

No director waived any emoluments during the periods presented.

Pension benefits

	53 weeks ended 1 January 2002		
	Increase in accrued pension during the period £'000	Transfer value of increase in accrued pension £'000	Accumulated total accrued pension at period end £'000
Chairman			
J M Brown	13	199	176
Chief Executive			
D C I Harding	3	20	4
Executive directors			
R Lambert (at retirement date – 16 May 2001)	11	183	149
T D Singer	3	12	3
Non-executive directors			
Y V Chotai	—	—	—
G B Davison	—	—	—
D Mackenzie	—	—	—
I Parham	—	—	—
C T Scott	—	—	—
Total	30	414	332

	52 weeks ended 26 December 2000		
	Increase in accrued pension during the period £'000	Transfer value of increase in accrued pension £'000	Accumulated total accrued pension at period end £'000
Chairman			
J M Brown	10	156	158
Chief Executive			
D C I Harding	1	9	1
Executive director			
R Lambert	8	139	137
Non-executive directors			
Y V Chotai	—	—	—
G B Davison	—	—	—
D Mackenzie	—	—	—
I Parham	—	—	—
C T Scott	—	—	—
Total	19	304	296

	52 weeks ended 28 December 1999		
	Increase in accrued pension during the period £'000	Transfer value of increase in accrued pension £'000	Accumulated total accrued pension at period end £'000
Chairman			
J M Brown	4	61	146
Executive director			
R Lambert	4	63	128
Non-executive directors			
Y V Chotai	—	—	—
G B Davison	—	—	—
D Mackenzie	—	—	—
I Parham	—	—	—
C T Scott	—	—	—
Total	8	124	274

	13 weeks ended 2 April 2002		
	Increase in accrued pension during the period £'000	Transfer value of increase in accrued pension £'000	Accumulated total accrued pension at period end £'000
Chairman			
J M Brown	1	17	177
Chief Executive			
D C I Harding	1	5	5
Executive director			
T D Singer	1	3	4
Non-executive directors			
Y V Chotai	—	—	—
G B Davison	—	—	—
D Mackenzie	—	—	—
I Parham	—	—	—
C T Scott	—	—	—
Total	3	25	186

	13 weeks ended 27 March 2001		
	Increase in accrued pension during the period £'000	Transfer value of increase in accrued pension £'000	Accumulated total accrued pension at period end £'000
Chairman			
J M Brown	1	15	159
Chief Executive			
D C I Harding	1	5	2
Executive directors			
R Lambert	1	16	138
T D Singer	1	2	1
Non-executive directors			
Y V Chotai	—	—	—
G B Davison	—	—	—
D Mackenzie	—	—	—
I Parham	—	—	—
C T Scott	—	—	—
Total	4	38	300

Directors' interests in the shares of William Hill Holdings Limited

The Directors had the following beneficial interests in the ordinary shares of WHH Limited:

		28 December 1999 Number	26 December 2000 Number	1 January 2002 Number	27 March 2001 Number	2 April 2002 Number
Chairman						
J M Brown	"A" shares	1,234	1,234	617	1,234	617
	"B" shares	1,234	1,234	617	1,234	617
Chief executive						
D C I Harding (appointed 1 August 2000)	"A" shares	n/a	—	—	—	—
	"B" shares	n/a	—	—	—	—
Executive directors						
R Lambert (resigned 12 April 2001)	"A" shares	1,234	1,234	n/a	1,234	n/a
	"B" shares	1,234	1,234	n/a	1,234	n/a
T D Singer (appointed 14 February 2001)	"A" shares	n/a	n/a	—	—	—
	"B" shares	n/a	n/a	—	—	—
Non-executive directors						
Y V Chotai	"A" shares	12	12	12	12	12
	"B" shares	11	11	11	11	11
D Mackenzie	"A" shares	84	84	84	84	84
	"B" shares	75	75	75	75	75
C T Scott	"A" shares	—	6	6	6	6
	"B" shares	—	6	6	6	6

No director had any interest in the shares of any other Group company except as disclosed in note 33, in relation to the exchange by the Directors of their shares in WHH for shares in the Company.

The Directors had the following interests in Deep Discount Bonds:

	28 December 1999 £'000	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Nominal value					
Non-executive directors					
C T Scott	288	288	288	288	288

Share options

The following table sets out the Directors' options over the preference shares of WHH. The options are exercisable at any time and in each case the exercise price is a total of £1 for all the options outstanding. The options expire on the earlier of the 29 March 2009 or the sale or listing of the Company. No options were exercised during any of the periods presented, however, certain options were purchased by the WHH Group (see note 32).

	28 December 1999 Number	26 December 2000 Number	1 January 2002 Number	27 March 2001 Number	2 April 2002 Number
Chairman					
J M Brown	222,102	222,102	111,051	222,102	111,051
Chief executive					
D C I Harding	n/a	—	—	—	—
Executive directors					
R Lambert (resigned 12 April 2001)	222,103	222,103	n/a	222,103	n/a
T D Singer	n/a	n/a	—	—	—
Non-executive directors					
Y V Chotai	—	—	—	—	—
D Mackenzie	—	—	—	—	—
C T Scott	—	—	—	—	—

6. SHARE OF OPERATING PROFIT IN ASSOCIATED UNDERTAKING

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Share of operating profit in associated undertaking	5,207	5,603	4,910	1,235	1,261
Amortisation of goodwill	(1,332)	—	—	—	—
	3,875	5,603	4,910	1,235	1,261

In 1999, in addition to the amortisation charge for the period, a provision for impairment in the carrying value of goodwill of £23,997,000 was charged to the profit and loss account because of the uncertainty over the future of the associate undertaking, Satellite Information Services (Holdings) Limited (see note 14).

7. NET INTEREST PAYABLE AND SIMILAR CHARGES

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Interest receivable:					
Interest receivable	1,603	2,964	4,597	996	999
Share of net interest receivable in associated undertaking.	—	—	58	49	2
Interest payable and similar charges:					
Interest on bank loans and overdrafts	(27,084)	(25,626)	(23,047)	(6,054)	(4,710)
Interest on subordinated convertible unsecured loan stock 2008 ("CULS") . .	(4,408)	—	—	—	—
Interest on Senior Subordinated Notes issue	(15,879)	(15,863)	(16,202)	(4,006)	(4,006)
Interest on Deep Discount Bonds.	(30,023)	(43,993)	(50,510)	(11,846)	(13,322)
Amortisation of finance costs	(2,831)	(2,915)	(2,628)	(639)	(711)
Interest on purchase consideration	(2,175)	—	—	—	—
Share of net interest payable in associated undertaking.	(372)	(107)	—	—	—
	(81,169)	(85,540)	(87,732)	(21,500)	(21,748)

The CULS were waived or repaid on the acquisition of WHL by WHH in 1999.

8. EXCEPTIONAL INTEREST PAYABLE AND SIMILAR CHARGES

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Unamortised finance fees written off on waiver/repayment of CULS.	(7,519)	—	—	—	—
Unamortised finance fees written off on refinancing of bank facilities	(8,786)	—	—	—	—
Swap termination costs.	(8,993)	—	—	—	—
Aborted refinancing costs	(1,970)	—	—	—	—
Bond consent solicitation fees	(1,500)	—	—	—	—
	(28,768)	—	—	—	—

Exceptional interest costs in 1999 relate to finance fees incurred in relation to an aborted refinancing, fees paid to Senior Subordinated Notes holders to obtain their consent regarding the change of control of WHL and subsidiaries, unamortised finance fees relating to the CULS which were waived or repaid during the period, unamortised finance fees relating to the bank loan facilities that were refinanced during the period and the cost of terminating an interest swap agreement that was replaced with new hedging arrangements.

9. OTHER FINANCE INCOME

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Expected return on pension scheme assets	7,000	10,100	8,800	2,200	1,800
Interest on pension scheme liabilities	(5,300)	(6,300)	(5,800)	(1,450)	(1,625)
Net return	1,700	3,800	3,000	750	175

10. TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Tax on (loss)/profit for the year:					
UK corporation tax at 30% (1999-30.25%)	—	—	6,400	1,000	4,900
Consortium relief recoverable	—	(1,664)	(369)	(48)	—
Overseas taxation	—	394	72	—	—
Share of associated undertaking tax charge	1,440	1,620	1,500	363	443
Adjustment relating to prior periods	—	—	—	—	(244)
	1,440	350	7,603	1,315	5,099
Deferred taxation – arising from timing differences	(4,290)	1,755	1,290	322	(119)
	(2,850)	2,105	8,893	1,637	4,980
Tax reconciliation					
(Loss)/profit before taxation	(59,044)	2,999	27,301	5,259	16,091
Tax at 30% (1999 – 30.25%)	(17,861)	900	8,190	1,578	4,827
Accelerated capital allowances	2,940	(1,578)	(2,156)	(539)	—
Tax losses carried forward	5,678	—	—	—	—
Permanent differences	8,864	2,633	1,093	197	152
Adjustments in respect of prior periods	—	(1,664)	(570)	(100)	—
Held over gains crystallising	850	123	716	179	120
Pension charge in excess of contributions	147	(784)	330	—	—
Non-UK tax losses	822	720	—	—	—
Tax charge for current periods	1,440	350	7,603	1,315	5,099

The standard rate of tax used in the above reconciliation is the average UK corporation tax rate for the period concerned, as the vast majority of taxable income arises in the UK.

The elements of deferred taxation shown on the balance sheet are as follows:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Accelerated capital allowances	(7,868)	(5,712)	(7,329)	(5,712)
Held over capital gains	2,827	2,111	2,648	1,991
Other timing differences	150	—	112	—
Deferred tax asset in debtors (note 16)	(4,891)	(3,601)	(4,569)	(3,721)
Deferred tax on pension asset/(liability)	8,036	(931)	5,970	(1,472)
	3,145	(4,532)	1,401	(5,193)
Movement on deferred tax				
Liability/(asset) at beginning of period	4,751	3,145	3,145	(4,532)
Amount charged/(credited) to profit and loss account	1,755	1,290	322	(119)
Amount credited to the statement of total recognised gains and losses	(3,361)	(8,967)	(2,066)	(542)
Liability/(asset) at end of period	3,145	(4,532)	1,401	(5,193)

The current rate of corporation tax of 30% has been used to calculate the amount of deferred taxation. Provision has been made for all deferred tax assets and liabilities in respect of accelerated capital allowances, held over capital gains and short-term timing differences, arising from transactions recognised in the financial statements of the current and prior periods.

Deferred tax assets at 1 January 2002 of £22,747,000 (26 December 2000: £22,747,000; 2 April 2002: £22,747,000; 27 March 2001: £22,747,000) in respect of carried forward tax losses have not been recognised, as it is not expected that taxable profits will arise in the immediate future in the companies with the losses.

No provision has been made for the deferred tax liability of £1,351,000 rolled over into non-depreciating assets throughout the period reported, as it is the intention to retain these assets for the foreseeable future. Tax on these rolled over gains would only become payable if the assets were sold without further rollover relief.

11. EARNINGS PER ORDINARY SHARE

The calculations of basic and diluted earnings per share are based on earnings and number of shares as set out below:

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
(Loss)/earnings					
(Loss)/profit for the financial period	(56,194)	894	18,408	3,622	11,111
Number of shares					
Number of ordinary shares prior to admission[(1)]	264,019,124	264,019,124	264,019,124	264,019,124	264,019,124
(Loss)/earnings per ordinary share					
Basic and diluted (pence)	(21.28)	0.34	6.97	1.37	4.21

(i) Excludes 6,680,876 shares held by the William Hill Employee Benefit Trust

12. INTANGIBLE FIXED ASSETS

	£'000
Cost and net book value:	
At 28 December 1999	701,787
Additions	37
Disposals	(75)
At 26 December 2000	701,749
Additions	—
Disposals	—
At 27 March 2001	701,749
Additions	1,058
Disposals	—
At 1 January 2002	702,807
Additions	—
Disposals	—
At 2 April 2002	702,807

Intangible fixed assets represent licence value, goodwill and brand value. It is not considered appropriate to show the components in separate asset categories.

13. TANGIBLE FIXED ASSETS

	Land and buildings £'000	Fixtures, fittings and equipment £'000	Motor vehicles £'000	Total £'000
Cost:				
At 28 December 1999	82,577	60,798	3,453	146,828
Additions	10,663	7,023	929	18,615
Disposals	(2,271)	(759)	(565)	(3,595)
At 26 December 2000	90,969	67,062	3,817	161,848
Additions	2,402	1,118	338	3,858
Disposals	(289)	—	(262)	(551)
At 27 March 2001	93,082	68,180	3,893	165,155
Additions	10,118	6,063	956	17,137
Disposals	(2,832)	(534)	(688)	(4,054)
At 1 January 2002	100,368	73,709	4,161	178,238
Additions	2,802	2,046	290	5,138
Disposals	(320)	—	(202)	(522)
At 2 April 2002	102,850	75,755	4,249	182,854
Accumulated depreciation:				
At 28 December 1999	15,356	47,007	1,809	64,172
Charge for the period	8,944	4,299	777	14,020
Disposals	(2,091)	(440)	(510)	(3,041)
At 26 December 2000	22,209	50,866	2,076	75,151
Charge for the period	2,174	1,750	205	4,129
Disposals	(289)	—	(237)	(526)
At 27 March 2001	24,094	52,616	2,044	78,754
Charge for the period	7,780	4,008	651	12,439
Disposals	(2,800)	(279)	(635)	(3,714)
At 1 January 2002	29,074	56,345	2,060	87,479
Charge for the period	2,393	1,650	229	4,272
Disposals	(319)	—	(181)	(500)
At 2 April 2002	31,148	57,995	2,108	91,251
Net Book Value:				
At 2 April 2002	71,702	17,760	2,141	91,603
At 1 January 2002	71,294	17,364	2,101	90,759
At 27 March 2001	68,988	15,564	1,849	86,401
At 26 December 2000	68,760	16,196	1,741	86,697

The net book value of land and buildings comprises:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Freehold	20,080	21,221	20,535	21,343
Long leasehold	5,906	5,781	5,594	5,814
Short leasehold	42,774	44,292	42,859	44,545
	68,760	71,294	68,988	71,702

Out of the total land and buildings at 1 January 2002 – £2.3 million (26 December 2000 – £2.3 million; 2 April 2002 – £2.3 million; 27 March 2001 – £2.3 million), relates to administration buildings and the remainder represents LBOs.

The gross value of assets on which depreciation is not provided at 1 January 2002 amounts to £13.2 million (26 December 2000 – £12.5 million; 2 April 2002 – £13.5 million; 27 March 2001 – £12.9 million).

14. INVESTMENTS

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Associate undertakings (a)	(1,026)	2,442	(105)	3,260
Own shares held under trust (b)	—	8,051	—	8,051
	(1,026)	10,493	(105)	11,311

The principal subsidiary undertakings of WHH are listed below and have been consolidated in the financial information of WHH through acquisition accounting.

Directly owned	Country of incorporation	Proportion of all classes of issued share capital owned by the Company	Nature of trade
William Hill Investments Limited	Great Britain	100%	Holding Company
William Hill Employee Shares Trustee Limited	Great Britain	100%	Corporate Trustee

Held through intermediate companies	Country of incorporation	Proportion of all classes of issued share capital owned by WHH	Nature of trade
Baseflame Limited	Great Britain	100%	Holding Company
Will Hill Limited	Great Britain	100%	Holding Company
Camec Limited	Great Britain	100%	Betting Services
William Hill Organization Limited	Great Britain	100%	Betting Services and Holding Company
Laystall Limited	Great Britain	100%	Betting Services
William Hill Trustee Limited	Great Britain	100%	Corporate Trustee
William Hill Finance plc	Great Britain	100%	Finance Company
William Hill Internet Ventures Limited	Antigua	100%	Online Casino
William Hill Casino NV	The Netherlands Antilles	100%	Online Casino
Ixora Company Limited	Antigua	100%	Service Company
Windsors (Sporting Investments) Limited	Great Britain	100%	Holding Company
Vynplex Limited	Great Britain	100%	Property Investment
William Hill (Course) Limited	Great Britain	100%	Betting Services
William Hill Credit Limited	Great Britain	100%	Betting Services
William Hill (North Eastern) Limited	Great Britain	100%	Betting Services
William Hill (North Western) Limited	Great Britain	100%	Betting Services

Held through intermediate companies	Country of incorporation	Proportion of all classes of issued share capital owned by WHH	Nature of trade
William Hill (Southern) Limited	Great Britain	100%	Betting Services
William Hill (Football) Limited	Great Britain	100%	Betting Services
William Hill (Strathclyde) Limited	Great Britain	100%	Betting Services
William Hill (Caledonian) Limited	Great Britain	100%	Betting Services
William Hill (Grampian) Limited	Great Britain	100%	Betting Services
William Hill (London) Limited	Great Britain	100%	Betting Services
William Hill (Midlands) Limited	Great Britain	100%	Betting Services
William Hill (Scotland) Limited	Great Britain	100%	Betting Services
William Hill (Western) Limited	Great Britain	100%	Betting Services
Camec (Provincial) Limited	Great Britain	100%	Betting Services
Camec (Scotland) Limited	Great Britain	100%	Betting Services
Camec (Southern) Limited	Great Britain	100%	Betting Services
James Lane Group Limited	Great Britain	100%	Betting Services
William Hill (IOM) Limited	Isle of Man	100%	Betting Services
William Hill Index (London) Limited	Great Britain	100%	Spread Betting
William Hill (Supplies) Limited	Great Britain	100%	Property Investment
William Hill (Resources) Limited	Great Britain	100%	Property investment
Brooke Bookmakers Limited	Great Britain	100%	Betting Services
William Hill (Goods) Limited	Great Britain	100%	Property Investment
William Hill (Products) Limited	Great Britain	100%	Property Investment
William Hill (Effects) Limited	Great Britain	100%	Procurement
William Hill (Stock) Limited	Great Britain	100%	Procurement
William Hill (Wares) Limited	Great Britain	100%	Procurement
Matsbest Limited	Great Britain	100%	Procurement
Matsdom Limited	Great Britain	100%	Procurement
Matsgood Limited	Great Britain	100%	Procurement
Gearnet Limited	Great Britain	100%	Procurement
Evenmedia Limited	Great Britain	100%	Procurement
Eventip Limited	Great Britain	100%	Procurement
Goodfigure Limited	Great Britain	100%	Procurement
William Hill Offshore Limited	Ireland	100%	Betting Services and Holding Company
William Hill Call Centre Limited	Ireland	100%	Call Centre
William Hill Bookmakers (Ireland) Limited	Ireland	100%	Betting Services
William Hill International Limited	Antigua	100%	Betting Services
Betwilliamhill.com Limited	Antigua	100%	Betting Services
William Hill (IOM) No. 3 Limited	Isle of Man	100%	Holding Company

(a) Associated undertakings

	Goodwill £'000	Provision for impairment of goodwill £'000	Share of net (liabilities)/ assets £'000	Total £'000
At 26 December 2000	23,997	(23,997)	(1,026)	(1,026)
Movement in share of net liabilities	—	—	921	921
At 27 March 2001	23,997	(23,997)	(105)	(105)
Movement in share of net assets/liabilities	—	—	2,547	2,547
At 1 January 2002	23,997	(23,997)	2,442	2,442
Movement in share of net assets	—	—	818	818
At 2 April 2002	23,997	(23,997)	3,260	3,260

At each period end, William Hill Organization Limited ("WHO"), a principal subsidiary of WHH, held an investment of 19.0% of the ordinary share capital of Satellite Information Services (Holdings) Limited ("SIS"), a company incorporated in Great Britain. The investment has been accounted for as an associated undertaking using the net equity method.

A provision has been made against goodwill, relating to the acquisition of SIS, to recognise an impairment in the carrying value.

The SIS group of companies provides real time pre-event information and results, as well as live coverage of horse racing, greyhound racing and certain numbers draws, via satellite. The financial statements of SIS are prepared to the year ending 31 March.

WHO holds directly or indirectly 33% of the entire issued share capital of Lucky Choice Limited and of 49's Limited. These companies were formed for the purpose of promoting and publicising certain numbers betting formats. In the opinion of the Directors, the results of these companies are not material to the results of the Group. Consequently, the investments have been stated at cost and have not been accounted for under the net equity method which would normally be appropriate for an associated undertaking.

(b) Own shares held under Trust

On 1 August 2001, WHH established the William Hill Holdings 2001 Employee Benefit Trust ("the Trust"). The Trust was funded by a non-interest bearing loan of £8 million from a subsidiary company, William Hill Organization Limited. The Trust was established to promote future incentive arrangements for employees. On 7 August 2001, all of the funds of the Trust were used to acquire 1,234 A and 1,234 B Shares and an option to purchase 222,102 preference shares in William Hill Holdings Limited held by existing and former management. These remained the only shareholdings belonging to the Trust at 2 April 2002.

As part of a group reorganisation after the period end, the Trust agreed to exchange their shares in WHH for shares in William Hill PLC (see note 33).

It is the opinion of the Directors that the total value of these shares is not less than the amounts at which they are stated in the balance sheet. As none of these shares are as yet under option to any employee, no amortisation has been charged to the profit and loss account for the cost of the shares and no other costs have been incurred by the Trust.

15. STOCKS

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Raw materials and consumables	287	299	247	260

16. DEBTORS

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Trade debtors	3,130	2,907	2,492	2,863
Deferred taxation (see note 10)	4,891	3,601	4,569	3,721
Other debtors	3,711	492	1,560	680
Prepayments	8,117	7,617	8,327	9,967
	19,849	14,617	16,948	17,231

Included in debtors are the following amounts falling due after more than one year:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Deferred taxation	4,891	3,601	4,569	3,721

17. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Note	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Bank loans and overdrafts	19(a)	22,448	45,729	30,009	45,778
Trade creditors		13,478	15,174	11,384	16,059
Corporation tax		2,638	6,864	3,668	8,982
Other taxation including social security		10,330	8,159	11,421	12,222
Other creditors		2,314	2,547	2,928	2,764
Accruals and deferred income		39,151	32,634	38,130	41,666
		90,359	111,107	97,540	127,471
Clients' balances[1]		5,506	6,276	5,126	6,381

(1) Included in trade creditors are clients' balances representing deposits received and customer winnings. This is offset by an equivalent amount of client monies included in cash at bank and in hand.

18. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Note	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Bank loans	19(a)	305,176	245,538	290,875	245,805
Senior Subordinated Notes	19(b)	144,051	144,872	144,253	145,074
Deep Discount Bonds	19(c)	409,727	460,799	421,704	474,269
Other creditors		996	—	996	—
		859,950	851,209	857,828	865,148

19. BORROWINGS

(a) Bank loans comprise:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Less than one year	22,816	46,406	30,487	46,406
One to two years	21,326	35,344	23,115	35,344
Two to five years	151,215	169,651	199,952	169,651
Over five years	137,643	44,180	72,446	44,180
	333,000	295,581	326,000	295,581
Less: expenses relating to loan	(5,376)	(4,314)	(5,116)	(3,998)
	327,624	291,267	320,884	291,583
Less: included in creditors: amounts falling due in less than one year	(22,448)	(45,729)	(30,009)	(45,778)
Included in creditors: amounts falling due in more than one year	305,176	245,538	290,875	245,805

The Group's banking facilities can be summarised as follows:

(i) A £295.6 million term loan facility which is repayable by instalments. The WHH Group had two interest rate hedging arrangements effective from 23 June 1999 until 31 March 2002. At 1 January 2002 interest on £100 million of the Term Loan Facility was fixed at a rate of 5.285% plus a margin of between 2.0% and 2.5%. Interest on £107 million was subject to collar arrangements, with cap rates of 5.65% and floors of 4.69% plus a margin of between 2.0% and 2.5%. The remaining £89 million bore interest at a

margin of between 2.0% and 2.5% above LIBOR. If certain financial ratios or other conditions are met, a reduction of up to 0.75% is possible on the full amount of the Term Loan Facility and this reduction applied from 25 May 2001.

New hedging arrangements have been put in place for the period 28 March 2002 to 23 June 2006. Two amortising interest rate swaps have been entered into, each for a notional principal of £90 million at 28 March 2002 reducing to £12.5 million by 23 June 2006. The average fixed rate to be paid under the swaps is 5.11725%.

Mandatory repayments are required to be made under the terms of the loan documentation, including, but not limited to, the net proceeds of certain asset sales, and an amount equal to 50% of available excess cash flow as defined in the loan documentation. This has been reflected in the above table.

(ii) A £30 million revolving credit facility is available for seven years from 2 December 1997 unless cancelled. Interest is charged at a margin of 2.00% above LIBOR and is subject to the same reduction in margin as noted in (i) above. A commitment fee of 0.75% is payable on the undrawn element of the facility. The revolving credit facility drawn down at 1 January 2002 was £nil (26 December 2000 – £nil; 2 April 2002 – £nil; 27 March 2001 – £nil).

(iii) The £295.6 million term loan facility and the £30 million revolving credit facility are secured by a fixed charge on shares owned by WHL, an assignment by way of security on loans owed to WHL by its subsidiaries and a floating charge over all other assets of WHL.

William Hill Finance plc has granted to the banks and financial institutions providing the term loan facilities and revolving credit facility a senior guarantee and a first ranking assignment by way of security over loans made by it to WHL. In addition, a second ranking assignment to the holders of the Senior Subordinated Notes has been granted.

(b) Senior Subordinated Notes due 2008

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Senior Subordinated Notes	150,000	150,000	150,000	150,000
Less: expenses relating to issue	(5,949)	(5,128)	(5,747)	(4,926)
	144,051	144,872	144,253	145,074

On 14 May 1998 William Hill Finance plc issued £150 million of Senior Subordinated Notes with an interest rate of 10.625% ("Private Notes") due to mature in 2008. On the same date, the £150 million of senior subordinated notes previously issued by William Hill Finance plc were repaid, largely from the proceeds of this issue.

On 23 November 1998, pursuant to an exchange offer, £149.7 million of the Private Notes were exchanged for an equal amount of 10.625% Senior Subordinated Notes Due 2008 (the "Exchange Notes"), with terms substantially identical to the Private Notes, except that the Exchange Notes are registered on Form F-4 under the US Securities Act of 1933, as amended.

Interest on the Exchange Notes and the remaining Private Notes accrues at a rate of 10.625% per annum and is payable semi-annually in arrears on 30 April and 31 October each year.

Unless previously redeemed the Exchange Notes will be redeemed by the issuer on 30 April 2008 for the principal amount. The Exchange Notes are redeemable in full or in part after 30 April 2003 at the option of the issuer at a redemption price in 2003 of 105.313% of the principal amount, reducing to 100% of the principal amount in 2007.

(c) Deep Discount Bonds:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Deep Discount Bonds	416,927	467,437	428,772	480,759
Less: expenses relating to issue	(7,200)	(6,638)	(7,068)	(6,490)
	409,727	460,799	421,704	474,269

On 29 March 1999 WHH's subsidiary, William Hill Investments Limited issued £1,065.0 million Deep Discount Bonds with an initial price of £342.9 million. The redemption date is 31 March 2009 or, if earlier, on a sale or listing of the WHH Group. The redemption price is the nominal amount of the Deep Discount Bonds, or, if redeemable earlier than 31 March 2009, such amount as will provide the holders of the Deep Discount Bonds an internal rate of return of 12% per annum on the subscription price of the Deep Discount Bonds being redeemed from 31 March 1999 to the redemption date.

(d) Overdraft facility

The WHH Group has an overdraft facility with National Westminster Bank plc of £5 million. The balance at 1 January 2002 was £nil (26 December 2000 – £nil; 2 April 2002 – £nil; 27 March 2001 – £nil).

20. FINANCIAL INSTRUMENTS

The WHH Group's relevant risks relate to liquidity and interest rates. The WHH Group's policy is to use derivatives and financial instruments to ensure the WHH Group has a financing structure which is appropriate to meet its working capital and financing requirements for the foreseeable future. Derivatives are used to convert a significant proportion of the WHH Group's floating rate financial liabilities into fixed rate liabilities or to cap the floating rate liability exposure. The WHH Group does not trade in derivatives or financial instruments.

The WHH Group's interest rate risk arises under its senior bank borrowings at floating rates of interest based on LIBOR. This exposure has been partly hedged (as described in note 19(a)) through the use of interest rate swaps in line with the WHH Group's policy. The Senior Subordinated Notes are at fixed rates of interest.

Liquidity risk arises from the WHH Group's ongoing trading as well as its obligations under its borrowings. The WHH Group is funded by a mixture of share capital, retained profits, senior bank borrowings, Senior Subordinated Notes and Deep Discount Bonds. The maturity profile of borrowings was established having regard to the WHH Group's ability to meet repayments over the short and medium term. The repayment profile is shown in note 19 to the financial statements. Short-term flexibility is achieved through cash balances and the availability of a small bank overdraft facility coupled with a £30m revolving credit facility.

The WHH Group is also exposed to credit risk from credit customers who may default on their debts. This risk is controlled through procedures for vetting potential credit clients before they are allowed to open a credit account, the imposition of credit limits and the monitoring of debtors.

The WHH Group has a small exposure to foreign currency risk primarily through its online businesses. The WHH Group's foreign currency liabilities are not hedged as it is considered that any exchange rate fluctuations would be immaterial to the Group. Foreign currency exposures are, however, regularly monitored.

Short-term debtors and creditors (other than the current portion of long-term borrowings) have been omitted from the following disclosures other than the currency profile note in (b) below. Borrowings are included gross of the related expenses:

(a) Interest rate risk

Financial assets at 1 January 2002:

Currency	Total £'000	Floating rate financial assets £'000	Fixed rates financial assets £'000	Non-interest bearing financial assets £'000
Sterling	99,733	64,431	20,000	15,302
Other currencies	5,089	337	—	4,752
	104,822	64,768	20,000	20,054

The fixed rate financial asset had an applicable interest rate of 3.95% and matured on 28 February 2002.

Financial assets at 26 December 2000:

Currency	Total £'000	Floating rate financial assets £'000	Fixed rates financial assets £'000	Non-interest bearing financial assets £'000
Sterling	80,417	72,991	—	7,426
Other currencies	4,390	1,997	—	2,393
	84,807	74,988	—	9,819

Financial assets at 2 April 2002:

Currency	Total £'000	Floating rate financial assets £'000	Fixed rates financial assets £'000	Non-interest bearing financial assets £'000
Sterling	135,844	107,861	20,000	7,983
Other currencies	7,197	136	—	7,061
	143,041	107,997	20,000	15,044

The fixed rate financial asset had an applicable interest rate at 3.95% and matured on 30 April 2002.

Financial assets at 27 March 2001:

Currency	Total £'000	Floating rate financial assets £'000	Fixed rates financial assets £'000	Non-interest bearing financial assets £'000
Sterling	93,386	87,193	—	6,193
Other currencies	2,750	415	—	2,335
	96,136	87,608	—	8,528

Financial assets comprises cash at bank and in hand. Interest on floating rate financial assets is based on the overnight or weekly deposit rate available in the money markets.

Financial liabilities at 1 January 2002:

Currency	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Non-interest bearing financial liabilities £'000	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years
Sterling	914,018	195,581	717,437	1,000	11	6

Financial liabilities at 26 December 2000:

Currency	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Non-interest bearing financial liabilities £'000	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years
Sterling	901,923	233,000	666,927	1,996	11	7

Financial liabilities at 2 April 2002:

Currency	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Non-interest bearing financial liabilities £'000	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years
Sterling	927,340	115,581	810,759	1,000	11	6

Financial liabilities at 27 March 2001:

Currency	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Non-interest bearing financial liabilities £'000	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years
Sterling	906,768	226,000	678,772	1,996	11	7

The profile of the financial liabilities takes account of the WHH Group's interest rate hedging arrangements which are described in note 19. Included in floating rate financial liabilities is that portion of long-term borrowings which were hedged under collar arrangements.

Six month LIBOR is the benchmark rate for determining interest payments on the floating rate financial liabilities.

Non-interest bearing financial liabilities comprises the non-equity preference shares and other creditors falling due after more than one year.

(b) Currency exposures

The main functional currency of the Group is sterling. A number of transactions are conducted in other currencies which give rise to monetary assets and liabilities denominated in other currencies. None of these currency amounts are considered material enough to disclose separately.

Net foreign currency monetary assets at 1 January 2002:

Functional Currency	Sterling £'000	Other currencies £'000	Total £'000
Sterling	—	2,653	2,653
Other currencies	2,521	17	2,538
	2,521	2,670	5,191

Net foreign currency monetary assets at 26 December 2000:

Functional Currency	Sterling £'000	Other currencies £'000	Total £'000
Sterling	—	1,228	1,228
Other currencies	1,450	—	1,450
	1,450	1,228	2,678

Net foreign currency monetary assets at 2 April 2002:

Functional Currency	Sterling £'000	Other currencies £'000	Total £'000
Sterling	—	4,745	4,745
Other currencies	4,272	—	4,272
	4,272	4,745	9,017

Net foreign currency monetary assets at 27 March 2001:

Functional Currency	Sterling £'000	Other currencies £'000	Total £'000
Sterling	—	751	751
Other currencies	3,319	—	3,319
	3,319	751	4,070

(c) **Liquidity**

The maturity profile of the WHH Group's financial liabilities at 1 January 2002 was as follows:

	Total £'000	Bank loans £'000	Senior Sub-ordinated Notes £'000	Deep Discount Bonds £'000	Other creditors £'000	Preference shares £'000
Amounts falling due:						
In one year or less, or on demand.	46,406	46,406	—	—	—	—
In more than one year but not more than two years . . .	35,344	35,344	—	—	—	—
In more than two years but not more than five years .	169,651	169,651	—	—	—	—
In more than five years	662,617	44,180	150,000	467,437	—	1,000
	914,018	295,581	150,000	467,437	—	1,000

The maturity profile of the WHH Group's financial liabilities at 26 December 2000 was as follows:

	Total £'000	Bank loans £'000	Senior Sub-ordinated Notes £'000	Deep Discount Bonds £'000	Other creditors £'000	Preference shares £'000
Amounts falling due:						
In one year or less, or on demand.	22,816	22,816	—	—	—	—
In more than one year but not more than two years . . .	22,322	21,326	—	—	996	—
In more than two years but not more than five years .	151,215	151,215	—	—	—	—
In more than five years	705,570	137,643	150,000	416,927	—	1,000
	901,923	333,000	150,000	416,927	996	1,000

The maturity profile of the WHH Group's financial liabilities at 2 April 2002 was as follows:

	Total £'000	Bank loans £'000	Senior Sub-ordinated Notes £'000	Deep Discount Bonds £'000	Other creditors £'000	Preference shares £'000
Amounts falling due:						
In one year or less, or on demand.	46,406	46,406	—	—	—	—
In more than one year but not more than two years . . .	35,344	35,344	—	—	—	—
In more than two years but not more than five years .	169,651	169,651	—	—	—	—
In more than five years	675,939	44,180	150,000	480,759	—	1,000
	927,340	295,581	150,000	480,759	—	1,000

The maturity profile of the WHH Group's financial liabilities at 27 March 2001 was as follows:

	Total £'000	Bank loans £'000	Senior Sub-ordinated Notes £'000	Deep Discount Bonds £'000	Other creditors £'000	Preference shares £'000
Amounts falling due:						
In one year or less, or on demand	30,487	30,487	—	—	—	—
In more than one year but not more than two years	24,111	23,115	—	—	996	—
In more than two years but not more than five years	199,952	199,952	—	—	—	—
In more than five years	652,218	72,446	150,000	428,772	—	1,000
	906,768	326,000	150,000	428,772	996	1,000

The WHH Group had the following undrawn committed borrowing facilities:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Expiry date:				
In one year or less	—	—	—	—
In more than one year but not more than two years	—	—	—	—
In more than two years	30,000	30,000	30,000	30,000
	30,000	30,000	30,000	30,000

(d) Fair value of financial assets and liabilities:

	26 December 2000		1 January 2002		27 March 2001		2 April 2002	
	Book value £000	Fair value £000	Book value £000	Fair value £000	Book value £000	Fair value £000	Book value £000	Fair value £000
Primary financial instruments held or issued to finance the WHH Group's operations								
Cash	84,807	84,807	104,822	104,822	96,136	96,136	143,041	143,041
Current portion of long-term borrowings	(22,816)	(22,816)	(46,406)	(46,406)	(30,487)	(30,487)	(46,406)	(46,406)
Long-term borrowings	(877,111)	(881,611)	(866,612)	(880,862)	(874,285)	(879,535)	(879,934)	(891,934)
Other creditors	(996)	(996)	—	—	(996)	(996)	—	—
Non-equity preference shares	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)
Derivative financial instruments held to manage the interest rate profile								
Interest rate swaps	—	468	—	502	—	14	—	831
Interest rate collars	—	282	—	(169)	—	(14)	—	—

Market value has been used to determine the fair value of listed debt. Derivative pricing models have been used to calculate the fair values of interest rate swaps and collars.

(e) **Hedging**

The Group's policy is to substantially hedge its interest rate exposure using interest rate swaps and collars.

Gains and losses on instruments used for hedging are not recognised until the expense being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging and the movements therein are as follows:

	52 weeks ended 28 December 1999 £000	52 weeks ended 26 December 2000 £000	53 weeks ended 1 January 2002 £000	13 weeks ended 27 March 2001 £000	13 weeks ended 2 April 2002 £000
Unrecognised gains and losses on hedges at beginning of period	—	7,141	750	750	333
Gains and losses arising in previous periods that were recognised in the period	—	(2,111)	(422)	222	(475)
Gains and losses arising before beginning of period that were not recognised in the period	—	5,030	328	972	(142)
Gains and losses arising in the period that were not recognised in the period	7,141	(4,280)	5	(972)	973
Unrecognised gains and losses on hedges at the end of period	7,141	750	333	—	831
Gains and losses expected to be recognised in the next financial period	3,259	486	(299)	—	(1,113)
Gains and losses expected to be recognised after the next financial period	3,882	264	632	—	1,944

21. CALLED UP SHARE CAPITAL

	26 December 2000		1 January 2002		27 March 2001		2 April 2002	
	Number of shares	£	Number of shares	£	Number of shares	£	Number of shares	£
Authorised:								
A ordinary shares of 10p each	50,875	5,088	50,875	5,088	50,875	5,088	50,875	5,088
B ordinary shares of 10p each	50,875	5,088	50,875	5,088	50,875	5,088	50,875	5,088
Preference shares of 10p each	1,017,500	101,750	1,017,500	101,750	1,017,500	101,750	1,017,500	101,750
Deferred shares of 10p each	—	—	20	2	—	—	20	2
		111,926		111,928		111,926		111,928
Called up, allotted and fully paid:								
A ordinary shares of 10p each	50,020	5,002	50,000	5,000	50,020	5,002	50,000	5,000
B ordinary shares of 10p each	50,000	5,000	50,000	5,000	50,000	5,000	50,000	5,000
Preference shares of 10p each	1,000,000	100,000	1,000,000	100,000	1,000,000	100,000	1,000,000	100,000
Deferred shares of 10p each	—	—	20	2	—	—	20	2
		110,002		110,002		110,002		110,002

The "A" and "B" ordinary shares rank *pari passu* in all respects other than on a poll. Holders of the "A" shares shall have 10 votes for every share held and holders of the "B" shares shall have one vote for every share held.

The preference shares are not entitled to dividends. They are redeemable by WHH at any time and will be redeemed at their issue price on a sale or listing of WHH or on 31 March 2009. The holders of the preference shares are entitled to the surplus assets of WHH on a winding up in priority to the holders of the ordinary shares. The preference shares carry no voting rights.

On 29 October 2001, a resolution was passed:

- increasing the authorised share capital of WHH by £2, by the creation of 20 deferred shares of 10p each;
- converting 20 A Shares of 10p each to 20 deferred shares of 10p each.

The deferred shares are not entitled to any dividends and do not carry any voting rights. WHH is entitled to appoint anyone it sees fit to execute a transfer (on behalf of the holders of the deferred shares) for no consideration to such person as WHH may determine. It is also entitled to purchase the deferred shares for not more than an aggregate sum of 1p for all the deferred shares, without any requirement to obtain the consent of the holders thereof.

22. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS AND STATEMENT OF MOVEMENTS IN RESERVES

	Share capital £000	Share premium account £000	Profit and loss account £000	Total £000
At 28 December 1999	110	990	(33,785)	(32,685)
Profit for the financial period	—	—	894	894
Currency translation differences on foreign currency net investments	—	—	138	138
Other recognised gains and losses – actuarial loss recognised in the pension scheme and deferred tax arising thereon	—	—	(7,539)	(7,539)
At 26 December 2000	110	990	(40,292)	(39,192)
Profit for the financial period	—	—	3,622	3,622
Currency translation differences on foreign currency net investments	—	—	45	45
Other recognised gains and losses – actuarial loss recognised in the pension scheme and deferred tax arising thereon	—	—	(4,534)	(4,534)
At 27 March 2001	110	990	(41,159)	(40,059)
Profit for the financial period	—	—	14,786	14,786
Currency translation differences on foreign currency net investments	—	—	(116)	(116)
Other recognised gains and losses – actuarial loss recognised in the pension scheme and deferred tax arising thereon	—	—	(15,299)	(15,299)
At 1 January 2002	110	990	(41,788)	(40,688)
Profit for the financial period	—	—	11,111	11,111
Currency translation differences on foreign currency net investments	—	—	32	32
Other recognised gains and losses – actuarial loss recognised in the pension scheme and deferred tax arising thereon	—	—	(258)	(258)
At 2 April 2002	110	990	(30,903)	(29,803)

23. PROFIT AND LOSS RESERVE

	26 December 2000 £000	1 January 2002 £000	27 March 2001 £000	2 April 2002 £000
Profit and loss account excluding pension asset/(liability)	(59,046)	(39,619)	(55,092)	(27,466)
Pension asset/(liability)	18,754	(2,169)	13,933	(3,437)
Profit and loss account including pension asset/(liability)	(40,292)	(41,788)	(41,159)	(30,903)

24. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Operating profit	69,315	78,949	107,123	24,774	36,403
Depreciation	11,807	14,020	16,568	4,129	4,272
(Profit)/loss on sale of fixed assets	(375)	148	(752)	16	(209)
Decrease/(increase) in stock	5	43	(12)	40	39
(Increase)/decrease in debtors	(323)	(3,453)	2,535	1,341	(2,543)
Increase in creditors	201	7,245	3,408	2,035	7,377
Defined benefit pension cost less cash contributions	4,309	4,111	4,320	1,039	1,304
Cash inflow from operating activities	84,939	101,063	133,190	33,374	46,643

The cash inflow from operating activities for the 52 weeks ended 28 December 1999 included a net £3,532,000 cash outflow arising in the period before the acquisition of WHL by Baseflame, a subsidiary of WHH. These pre-acquisition cash flows have been eliminated in the consolidated cash flow statement under "Acquisitions".

25. ANALYSIS OF NET DEBT

	At 29 December 1999 £'000	Cash flow £'000	Other non-cash changes £'000	At 26 December 2000 £'000	Cash flow £'000	Other non-cash changes £'000	At 27 March 2001 £'000	Cash flow £'000	Other non-cash changes £'000	At 1 January 2002 £'000	Cash flow £'000	Other non-cash changes £'000	At 2 April 2002 £'000
Cash at bank and in hand[(1)]	38,428	46,379	—	84,807	11,329	—	96,136	8,686	—	104,822	38,219	—	143,041
Debt due within one year	(8,821)	9,000	(22,627)	(22,448)	7,000	(14,561)	(30,009)	30,419	(46,139)	(45,729)	—	(49)	(45,778)
Debt due after one year	(834,853)	—	(24,101)	(858,954)	—	2,122	(856,832)	—	5,623	(851,209)	—	(13,939)	(865,148)
	(805,246)	55,379	(46,728)	(796,595)	18,329	(12,439)	(790,705)	39,105	(40,516)	(792,116)	38,219	(13,988)	(767,885)

Other non-cash changes are analysed in note 26 below.

(1) Cash at bank and in hand includes clients' balances as explained in note 17.

26. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Increase in cash in the period	38,428	46,379	20,015	11,329	38,219
Cash (inflow)/outflow from (increase)/ decrease in debt net of debt issue costs paid	(318,818)	9,000	37,419	7,000	—
Change in net debt resulting from cash flows	(280,390)	55,379	57,434	18,329	38,219
Debt acquired with subsidiary	(602,086)	—	—	—	—
Change in acquired net debt arising from pre-acquisition movements	(99,342)	—	—	—	—
Accrued interest on subordinated convertible unsecured loan stock 2008	(4,408)	—	—	—	—
Waiver of subordinated convertible unsecured loan stock 2008	230,294	—	—	—	—
Accrued interest on Deep Discount Bonds	(30,023)	(43,993)	(50,510)	(11,846)	(13,322)
Debt issue costs written off	(16,305)	—	—	—	—
Debt issue costs amortised	(2,738)	(2,735)	(2,445)	(593)	(666)
Decrease in debt issue costs unpaid	(248)	—	—	—	—
	(805,246)	8,651	4,479	5,890	24,231
Opening net debt	—	(805,246)	(796,595)	(796,595)	(792,116)
Closing net debt (see note 25)	(805,246)	(796,595)	(792,116)	(790,705)	(767,885)

27. ACQUISITION OF SUBSIDIARY UNDERTAKINGS

In accordance with a Sale and Purchase Agreement dated 20 February 1999, as amended on 26 March 1999, Baseflame Limited, a subsidiary of WHH, acquired the entire share capital of WHL. On 29 March 1999 Baseflame purchased £130.3 million of unsecured redeemable loan stock issued by WHL and waived it entirely.

	Book value £'000	Fair value adjustments £'000	Fair value £'000
Net assets acquired			
Intangible fixed assets	628,708	70,228	698,936
Tangible fixed assets	77,918	—	77,918
Investment in associated undertaking	25,105	—	25,105
Stocks	335	—	335
Debtors	8,764	19,973	28,737
Cash	32,398	—	32,398
Creditors: amount falling due within one year	(60,285)	—	(60,285)
Creditors: amount falling due after more than one year	(594,298)	—	(594,298)
Provisions for liabilities and charges	(750)	—	(750)
Share of net liabilities of associate	(7,907)	—	(7,907)
	109,988	90,201	200,189

	£'000
Cost of acquisition	824,483
Debt acquired	(494,000)
Cumulative unsecured loan stock (CULS) acquired	(130,294)
Consideration for shares	200,189
CULS acquired	130,294
Acquisition costs remaining to be paid at period end	(2,990)
Cash outflow in respect of acquisition	327,493

The consolidated profit after tax of WHL in its preceding financial year ended 29 December 1998 was £16,283,000 and for the period 30 December 1998 to the date of acquisition was a loss of £10,644,000.

On 7 April 1999 William Hill Organization Limited, a principal subsidiary of WHH, acquired the entire share capital of Brooke Bookmakers Limited.

	Book value £'000	Fair value adjustments £'000	Fair value £'000
Net assets acquired			
Intangible fixed assets	—	2,700	2,700
Tangible fixed assets	125	(75)	50
Debtors	11	—	11
Cash	725	—	725
Creditors	(178)	—	(178)
	683	2,625	3,308
Satisfied by:			
Cash			3,308

The profit after tax of Brooke Bookmakers Limited in its preceding financial year ended 31 October 1998 was £110,000 and for the period from 1 November 1998 to the date of acquisition was £60,000.

The acquisition of both WHL and Brooke Bookmakers Limited were accounted for using acquisition accounting.

28. CAPITAL COMMITMENTS

The WHH Group had capital commitments as follows:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Contracted but not provided for	4,051	7,615	4,953	10,648

29. CONTINGENT LIABILITIES

At each period end the WHH Group had given a guarantee to third parties in respect of the rental of office premises on behalf of Satellite Information Services Limited, a subsidiary of SIS. The guarantees are given by Camec Limited but it has an indemnity from other parties for each of those parties' proportion of the liability. The guarantees are to the value of:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Guarantees	1,120	840	1,050	770

30. OPERATING LEASE COMMITMENTS

The WHH Group was committed to making the following payments during the next financial year as follows:

	26 December 2000		1 January 2002		27 March 2001		2 April 2002	
	Land and buildings £'000	Other £'000	Land and buildings £'000	Other £'000	Land and buildings £'000	Other £'000	Land and buildings £'000	Other £'000
Payments due within one year for leases which expire:								
Within one year	1,993	—	2,011	—	2,072	—	2,268	282
Within two to five years	3,853	6,102	4,316	6,252	3,899	6,230	4,198	6,327
After five years	16,769	—	18,270	—	16,590	—	18,548	—
	22,615	6,102	24,597	6,252	22,561	6,230	25,014	6,609

31. PENSION COSTS

The WHH Group operates one exempt approved occupational pension scheme with two sections: a defined benefit section and a defined contribution section. The pension costs in respect of the defined contribution section are set out below:

	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Pension cost – contributions payable	42	247	9	122
Accrued contributions	—	228	—	347

In respect of the defined benefit section, a full actuarial valuation was carried out as at 30 September 2001 and updated to 1 January 2002 by a qualified independent actuary. The major assumptions used by the actuary were:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Rate of increase of salaries	3.70%	3.50%	3.40%	3.80%
Rate of increase in pensions in payment	2.70%	2.50%	2.40%	2.80%
Discount rate	6.00%	5.75%	6.00%	6.00%
Inflation rate	2.70%	2.50%	2.40%	2.80%

Following a valuation of the defined benefit section for funding purposes as at 30 September 2001, the employer's contribution rate was agreed at 13.5% with effect from 1 January 2002.

The assets in the scheme and their expected rate of return were:

	Return at 26 December 2000	Value at 26 December 2000 £'000	Return at 1 January 2002	Value at 1 January 2002 £'000	Return at 27 March 2001	Value at 27 March 2001 £'000	Return at 2 April 2002	Value at 2 April 2002 £'000
Equities	7.0%	128,300	6.35%	113,600	7.0%	120,000	6.35%	117,100
Total market value of assets		128,300		113,600		120,000		117,100
Present value of scheme liabilities		(101,509)		(116,700)		(100,096)		(122,010)
Surplus/(deficit) in scheme		26,791		(3,100)		19,904		(4,910)
Related deferred tax (liability)/asset		(8,037)		931		(5,971)		1,473
Net pension asset/(liability)		18,754		(2,169)		13,933		(3,437)

Movement in surplus/(deficit) during the period

	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Surplus/(deficit) in scheme at beginning of the period	37,994	26,791	26,791	(3,100)
Movement in period:				
Current service cost	(4,260)	(4,260)	(1,065)	(1,185)
Contributions	157	169	28	—
Other finance income	3,800	3,000	750	175
Actuarial losses	(10,900)	(28,800)	(6,600)	(800)
Surplus/(deficit) in scheme at end of period	26,791	(3,100)	19,904	(4,910)

Analysis of amounts recognised in the statement of total recognised gains and losses (STRGL) and history of experience gains and losses

	52 weeks ended 28 December 1999	52 weeks ended 26 December 2000	53 weeks ended 1 January 2002	13 weeks ended 27 March 2001	13 weeks ended 2 April 2002
Difference between the expected and actual return on scheme assets:					
Amount (£'000)	19,200	(17,800)	(23,500)	(11,100)	1,100
% of scheme assets	14%	(14%)	(20%)	(9%)	(1%)
Experience gains and losses on scheme liabilities:					
Amount (£'000)	(200)	6,700	3,300	(4,600)	(500)
% of scheme liabilities	0%	7%	3%	(4%)	0%
Changes in assumptions underlying the present value of the scheme liabilities	12,300	200	(8,600)	9,100	(1,400)
Total amount recognised in STRGL:					
Amount (£'000)	31,300	(10,900)	(28,800)	(6,600)	(800)
% of scheme assets	32%	(11%)	(24%)	(6%)	(1%)

32. RELATED PARTY TRANSACTIONS

During the 53 weeks to 1 January 2002 the WHH Group made purchases of £13.3 million (2000 – £11.9 million; 1999 – £9.9 million; 2 April 2002 – £3.2 million; 27 March 2001 – £2.9 million) from Satellite Information Services Limited, a subsidiary of the Group's associated undertaking, SIS. At 1 January 2002 the amount payable to Satellite Information Services Limited by the WHH Group was £22,000 (26 December 2000 – £5,000; 28 December 1999 – £4,000; 2 April 2002 – £176,000; 27 March 2001 – £68,000). The WHH Group also surrendered tax losses for £369,000 (2000 – £1,664,000; 1999 – £nil; 2 April 2002 – £nil; 27 March 2001 – £nil) via consortium relief to its associated undertaking. The amount owed to the WHH Group in respect of these losses at 1 January 2002 was £nil (26 December 2000 – £1,195,000; 28 December 1999 – £nil; 2 April 2002 – £nil; 27 March 2001 – £nil).

WHH's subsidiary, William Hill Investments Limited, has issued £1,065.0 million of Deep Discount Bonds with an initial price of £342.9 million to funds and investors managed or advised by Cinven Limited and CVC Capital Partners Limited or an affiliate thereof (see note 19(c)) who exercise a significant influence over the Company. The amount owed at 1 January 2002 was £467.4 million (26 December 2000 – £416.9 million; 28 December 1999 – £372.9 million; 2 April 2002 – £480.8 million; 27 March 2001 – £428.8 million). Monitoring fees of £267,000 (2000 – £241,000; 1999 – £176,000; 2 April 2002 – £62,000; 27 March 2001 – £61,000) payable to Cinven Limited and CVC Capital Partners Limited or an affiliate thereof were charged in the period and £161,000 was included in accruals and deferred income in the balance sheet at 1 January 2002 (26 December 2000 – £338,000; 28 December 1999 – £176,000; 2 April 2002 – £176,000; 27 March 2001 – £281,000). In 1999 finance fees of £8 million were paid to Cinven Limited and CVC Capital Partners Limited or an affiliate thereof in respect of arranging equity finance for WHH and the Deep Discount Bonds for WHH's subsidiary, William Hill Investments Limited.

As part of the transactions surrounding the acquisition of the WHL Group in 1999, WHH issued to the Directors and certain senior executive management of the Group a total of 5,727 "A" Shares, 5,710 "B" Shares and 22,077 preference shares in return for cash consideration of £5,727, £5,710 and £22,077 respectively. In addition, WHH contributed £977,923 to an Employee Benefit Trust which has granted for nil consideration options over 977,923 preference shares to the Directors and certain senior executive management of the WHH Group. These options are exercisable at any time at a price of £1 per option but will lapse automatically one week prior to the tenth anniversary of the call option agreement (29 March 1999) or following the listing or sale of WHH.

On 7 August 2001, an Employee Benefit Trust established by the WHH Group purchased 617 "A" Shares, 617 "B" Shares and an option to purchase 111,051 preference shares from each of J M Brown (a director of WHH) and R Lambert (a former director of WHH) for a total consideration of £8,000,238.

33. POST BALANCE SHEET EVENTS

WHH has been owned by a combination of certain funds managed or advised by Cinven Limited, certain funds and investors managed or advised by CVC Capital Partners Limited or an affiliate thereof, companies and funds that co-invest with Cinven Limited and/or CVC Capital Partners Limited or an affiliate thereof, the Employee Benefit Trust and certain members of management. In April 2002, such shareholders agreed to exchange their shares in WHH for shares in William Hill PLC (formerly Troniclong Limited) as part of a group reorganisation.

The Group has received claims from 24dogs (Ireland) Racing Limited ("24dogs") following termination of an agreement dated 23 November 2000 between that company and William Hill Offshore Limited, a company in the Group, for the establishment by 24dogs of an internet website dedicated to the sport of greyhound racing and the provision by the Group of a fixed-odds bookmaking service to that site. Based on legal advice, the Group considers many aspects of the claims to be without merit, and the claims, if pursued, will be vigorously defended.

Yours faithfully

Deloitte & Touche
Chartered Accountants"

The following is the full text of the accountants' report prepared by Deloitte & Touche, the reporting accountants of William Hill PLC:

"Deloitte & Touche

Deloitte & Touche
Hill House
1 Little New Street
London EC4A 3TR

The Directors
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB

Salomon Brothers U.K. Equity Limited
Citigroup Centre
33 Canada Square
London E14 5LB

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

29 May 2002

Dear Sirs

WILLIAM HILL PLC (THE "COMPANY")

We report on the financial information set out below. This financial information has been prepared for inclusion in the prospectus of William Hill PLC (the "Company") dated 29 May 2002 (the "Prospectus") relating to the offering of Shares (the "Offer") and the admission of the entire issued ordinary share capital of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange ("Admission").

BASIS OF PREPARATION

The Company was incorporated on 8 May 2001 under the name Troniclong Limited. The name of the Company was changed to William Hill PLC on 28 May 2002.

The Company did not trade throughout the period, has not incurred any liabilities and consequently has made neither profit nor loss. Accordingly, no profit and loss has been presented. No dividends have been declared since incorporation.

The financial information set out in this report is based on the audited non-statutory accounts of the Company for the period from 2 January 2002 to 2 April 2002 to which no adjustments were considered necessary.

RESPONSIBILITY

Such financial statements are the responsibility of the Directors of the Company who approved their issue.

The Directors of the Company are responsible for the contents of the Prospectus in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions outside the UK and accordingly should not be relied upon as if it had been carried out in accordance with such standards and practices.

OPINION

In our opinion, the financial information set out below gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Company as at 2 April 2002.

Consolidated Balance Sheet

	2 April 2002 £
Current assets	
Debtors – Share capital not yet paid	1
Net assets	1
Capital and Reserves	
Called up share capital	1
Total Equity Shareholders' Funds	1

NOTES TO THE FINANCIAL INFORMATION

1. ACCOUNTING POLICIES

A summary of the Company's principal accounting policies is set out below.

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with accounting standards applicable in the United Kingdom. The particular accounting policies, which have been consistently applied for all periods covered by this report, are set out below.

Acquisitions

On the acquisition of a company the excess of purchase consideration over the fair value of tangible fixed assets, other assets and liabilities acquired represents an intangible asset comprising licence value, goodwill and brand value, which is capitalised.

On the acquisition of LBOs the excess of purchase consideration over the fair value of tangible fixed assets, other assets and liabilities acquired is capitalised as an intangible fixed asset.

Intangible fixed assets

Intangible fixed assets represent licence value, goodwill and brand value. It is not considered appropriate to show these components as separate asset categories.

The Companies Act requires goodwill to be amortised over a finite period. The Directors consider that the Company's intangible assets have an indefinite life, due to their long-term nature. Consequently, the Directors consider that to amortise the asset would not provide a true and fair view, and so the financial statements depart from this specific requirement of the Companies Act. If this departure from the Companies Act had not been made the profit for the financial year would have been reduced by amortisation. The amount of this amortisation cannot be quantified because of the indefinite life of these assets.

The non-amortisation of the intangible assets means that they are subject to annual impairment testing in accordance with FRS 10 and 11.

Tangible fixed assets

Tangible assets comprise the assets, which can be physically replaced and are stated in the consolidated balance sheet at fair value, less provision, if any, for impairment in value together with additions at cost, less cumulative depreciation.

The values incorporated for LBOs include the value of fixtures and fittings and the property, all of which are considered to be an integral part of the valuation.

Depreciation on properties has been provided on the element of the property that requires replacement. These assets together with other tangible fixed assets are depreciated over their estimated useful lives on a straight-line basis as follows:

Long leasehold properties	—	65 years
Short leasehold properties	—	over the unexpired period of the lease
Fixtures, fittings, and equipment and motor vehicles	—	at variable rates between 3 and 10 years

No depreciation is provided on freehold land and buildings. In the Directors' opinion annual expenditure on freehold buildings is sufficient to ensure that the residual value approximates to cost and therefore no provision for depreciation is required. Freehold and long leasehold properties are subject to impairment testing in accordance with FRS 15.

Investments

Investments are stated in the consolidated balance sheet at fair value at the date of acquisition and in the Company's balance sheet at cost and in each case less provision, if any, for impairment in value.

Shares in associated undertakings are accounted for using the net equity method. The consolidated profit and loss account includes the Company's share of pre-tax profits and attributable taxation of associated

undertakings. In the consolidated balance sheet, the investment in associated undertakings is shown as the Group's share of net assets or liabilities of associated undertakings, and the unamortised element of goodwill relating to the acquisition of associated undertakings.

Stocks

Stocks represent stocks of consumables in stores. They are stated at the lower of cost and net realisable value.

Deferred taxation

Deferred taxation is provided in full on material timing differences at the rate of taxation anticipated to apply when these differences crystallise. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

A deferred tax asset is only recognised where it is more likely than not that it will be recoverable in the future. Deferred tax assets and liabilities recognised have not been discounted.

Capital instruments

Capital instruments are accounted for and classified as equity or non-equity share capital and debt according to their form. Convertible debt is separately disclosed and regarded as debt unless conversion actually occurs. Provision is made for the accrued premium payable on redemption of redeemable debt or non-equity interests. Finance costs incurred in issuing debt instruments are set off against the debt instrument to which they relate and are amortised over the term of the debt at a constant rate on the carrying amount.

Turnover

Turnover in respect of the LBO, telephone and online sportsbook represents amounts receivable in respect of bets placed on events which occurred by the period end. Turnover from AWPs and the interactive casino operation represents net takings from customers.

Leases

Rental costs under operating leases are charged to the profit and loss account in equal amounts over the periods of the leases.

Financial instruments

Derivative instruments utilised by the Group are interest rate swaps and collar arrangements. The Group does not enter into speculative derivative contracts. All such instruments are used for hedging purposes to alter the risk profile of an existing underlying exposure of the Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps and collar agreements are recognised as adjustments to interest expense over the period of the contracts.

Foreign exchange

Transactions denominated in foreign currencies are translated into sterling at the rates ruling at the date of the transaction or at an average rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account.

The results of foreign subsidiaries are translated into sterling at the average rates of exchange and the assets and liabilities at closing rates of exchange. Differences arising from the retranslation of opening net assets and from translating results at average rates and assets and liabilities at closing rates are dealt with as a movement on reserves.

2. SHARE CAPITAL

	2 April 2002 £
Authorised:	
1,000 ordinary shares of £1 each	1,000
Allotted and not yet paid:	
1 ordinary share of £1 each	1

On 15 April 2002 the following transactions took place:

- 1 ordinary share of £1 was allotted fully paid up in cash.
- The 2 issued ordinary shares of £1 each and each of the remaining 998 unissued ordinary shares of £1 each were subdivided into 10 ordinary shares of 10p each.
- Each of the 10,000 ordinary shares of 10p each were redesignated as 'A' ordinary shares.
- The authorised share capital of the Company was increased from £1,000 to £27,170,002 by the creation of an additional 135,340,000 'A' ordinary shares of 10p each, 135,350,000 'B' ordinary shares of 10p each, 2,707,000,000 preference shares of $^{10}/_{2707}$p each and 54,140 deferred shares of $^{10}/_{2707}$p each.

135,349,980 'A' ordinary shares of 10p each were allotted and fully paid up in exchange for 50,000 'A' ordinary shares of William Hill Holdings Limited, 135,350,000 'B' ordinary shares of 10p each were allotted and fully paid up in exchange for 50,000 'B' ordinary shares of William Hill Holdings Limited. 2,707,000,000 preference shares of $^{10}/_{2707}$p each were allotted and fully paid up in exchange for 1,000,000 preference shares of William Hill Holdings Limited and 54,140 deferred shares of $^{10}/_{2707}$p each were allotted and fully paid up in exchange for 20 deferred shares of William Hill Holdings Limited.

3. RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	2 April 2002 £
Balance at start of period	—
Issued share capital at incorporation	1
Balance as at 2 April 2002	1

4. POST BALANCE SHEET EVENTS

On 15 April 2002 the Company acquired the entire share capital of William Hill Holdings Limited (WHH). WHH has been owned by a combination of certain funds managed or advised by Cinven Limited, certain funds and investors managed or advised by CVC Capital Partners Limited or an affiliate thereof, companies and funds that co-invest with Cinven Limited and/or CVC Capital Partners Limited or an affiliate thereof and certain members of management. In April 2002 such shareholders agreed to exchange their shares in WHH for shares in the Company as part of a group reorganisation.

Yours faithfully

Deloitte & Touche
Chartered Accountants"

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Set out below are the unaudited pro forma consolidated profit and loss account of the Group for the 53 weeks ended 1 January 2002 and the unaudited pro forma consolidated net asset statement of the Group as at 2 April 2002. The pro forma profit and loss account and statement of net assets have been prepared as if the Global Offer and the reduction in the Group's borrowings, including completion of a tender offer in respect of the outstanding Senior Subordinated Notes, as a result of the Global Offer had occurred on 27 December 2000 and 2 April 2002, respectively.

The unaudited pro forma consolidated profit and loss account of the Group set out below is derived from the audited consolidated profit and loss account of the WHH Group for the 53 weeks ended 1 January 2002 which has been extracted without adjustment from the Accountants' Reports in Part 6 of this document, and after making further adjustments as set out below.

The unaudited pro forma consolidated statement of net assets set out below is derived from the consolidated audited balance sheets of the Company and of WHH Group as at 2 April 2002, which have been extracted without adjustment from the Accountants' Reports, in Part 6 of this document and after making further adjustments as set out below.

The unaudited pro forma consolidated profit and loss account takes no account of any trading activity or any movements in any balance sheet items since 1 January 2002 and in respect of the unaudited pro forma consolidated statement of net assets, any trading activity since 2 April 2002 or any movements in any balance sheet items since that date.

The information has been prepared for illustrative purposes only and because of its nature, may not give a true picture of the Group's trading or financial position.

UNAUDITED PRO FORMA CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE 53 WEEKS ENDED 1 JANUARY 2002

	Audited	Non-exceptional adjustments for the reduction of borrowings and the Global Offer	Pre-exceptional pro forma	Exceptional adjustments for the reduction of borrowings and the Global Offer	Pro forma
	£'000	£'000	£'000	£'000	£'000
Turnover	2,452,194	—	2,452,194	—	2,452,194
Cost of sales	(2,087,158)	—	(2,087,158)	—	(2,087,158)
Gross profit	365,036	—	365,036	—	365,036
Exceptional operating expenses[1]	—	—	—	(17,800)	(17,800)
Other net operating expenses	(257,913)	—	(257,913)	—	(257,913)
Operating profit	107,123	—	107,123	(17,800)	89,323
Share of operating profit in associated undertaking	4,910	—	4,910	—	4,910
Profit on ordinary activities before interest and taxation	112,033	—	112,033	(17,800)	94,233
Net interest payable and similar charges[2]	(87,732)	53,831	(33,901)	—	(33,901)
Exceptional interest payable and similar charges[3]	—	—	—	(33,625)	(33,625)
Other finance income	3,000	—	3,000		3,000
Profit on ordinary activities before taxation	27,301	53,831	81,132	(51,425)	29,707
Tax on profit on ordinary activities[4]	(8,893)	(16,149)	(25,042)	13,567	(11,475)
Profit on ordinary activities after taxation	18,408	37,682	56,090	(37,858)	18,232
Basic and diluted earnings per share[5]	6.97		13.21		4.29

1. An adjustment of £17.8 million has been made to reflect exceptional operating expenses in respect of the estimated professional fees and other costs including staff incentive arrangements in connection with the Global Offer and the New Banking Facility assumed to be charged to the profit and loss account.

2. The net interest adjustment of £53.8 million is calculated to show the effect of the reduction of the Group's borrowings following the Global Offer as if completion of the Global Offer had occurred on 27 December 2000. The following adjustments have been made as a result of such reduction which are expected to have a continuing effect on the Group:

   (a) reduction in interest costs totalling £50.5 million, which was previously charged to the profit and loss account, in respect of the Deep Discount Bonds, which will be repaid from the proceeds of the Global Offer, the New Bank Facility and cash resources of the Group

   (b) reduction in interest costs totalling £23.0 million, which was previously charged to the profit and loss account, in respect of the Term Loan Facility, which will be repaid from the proceeds of the Global Offer, the New Bank Facility and cash resources of the Group

   (c) reduction in interest costs totalling £16.2 million, which was previously charged to the profit and loss account, in respect of the Senior Subordinated Notes, which will be repaid from the proceeds of the Global Offer, the New Bank Facility and cash resources of the Group and assumes that 100% of the Senior Subordinated Notes will be tendered

   (d) reduction in the annual charge relating to the amortisation of finance fees of £1.4 million

   (e) an increase in interest costs of £33.8 million as a result of the New Bank Facility

   (f) a net decrease in interest receivable of £3.5 million arising from the change in financing arrangements for the Group.

   All the above adjustments are of continuing effect to the Group.

3. An adjustment of £33.6 million has been made to reflect exceptional interest costs as a result of the reduction of the Group's borrowings following the Global Offer which are not expected to have a continuing effect on the Group:

   (a) write off of capitalised prepaid finance fees in respect of the Term Loan Facility, the Senior Subordinated Notes and the Deep Discount Bonds totalling £18.5 million; and

   (b) estimated cost of the tender for the Senior Subordinated Notes of £15.1 million.

4. All adjustments have been assumed to attract a tax charge or credit as appropriate of 30% of the underlying transaction other than those exceptional expenses which have been deemed to be non-deductible for tax purposes.

5. Pro forma earnings per share is calculated based on the number of Shares of the Company in issue following the Global Offer. This reflects the pro forma post-tax earnings attributable to 424.5 million Shares, which does not include 4,256,457 Shares held in the William Hill Employee Benefit Trust.

   Pre-exceptional pro forma earnings per share is calculated based on the number of Shares of the Company following the Global Offer. This reflects the pre-exceptional pro forma post-tax earnings attributable to 424.5 million Shares, which does not include 4,256,457 Shares held in the William Hill Employee Benefit Trust.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET ASSETS AS AT 2 APRIL 2002

	The Company as at 2 April 2002	Adjustments: William Hill Holdings Limited Group as at 2 April 2002	Adjustments: Impact of reduction of borrowings and the Global Offer	Pro forma 2 April 2002
	£'000	£'000	£'000	£'000
Fixed assets				
Intangible fixed assets	–	702,807	–	702,807
Tangible fixed assets	–	91,603	–	91,603
Investments(1)	–	11,311	(2,900)	8,411
	–	805,721	(2,900)	802,821
Current assets				
Stocks	–	260	–	260
Debtors: amounts recoverable within one year	–	13,510	–	13,510
Debtors: amounts recoverable after more than one year	–	3,721	–	3,721
Cash at bank and in hand(2)	–	143,041	(126,151)	16,890
Total current assets	–	160,532	(126,151)	34,381
Creditors – amounts falling due within one year(3)	–	(127,471)	56,989	(70,482)
Net current assets/(liabilities)	–	33,061	(69,162)	(36,101)
Total assets less current liabilities	–	838,782	(72,062)	766,720
Creditors – amounts falling due after more than one year(4)	–	(865,148)	351,048	(514,100)
Net liabilities excluding pension (liability)/asset	–	(26,366)	278,986	252,620
Pension (liability)/asset	–	(3,437)	–	(3,437)
Net liabilities including pension (liability)/asset	–	(29,803)	278,986	249,183

1. Adjustments to investments have been made to reflect the disposal of Existing Shares costing £2.9 million held by the Employee Benefit Trust for £5.0 million in connection with the Global Offer. See paragraph 7.5 of Part 9.

2.(a) Adjustments to cash at bank and in hand have been made to reflect:

(i) assumed net proceeds of £326.2 million after expenses of £13.8 million in connection with the Global Offer (gross proceeds of £340 million);

(ii) redemption of preference shares in WHH of £1.0 million (see paragraph 2.6 of Part 9);

(iii) receipt under the New Bank Facility of £514.1 million after finance fees paid of £5.9 million in connection with the New Bank Facility;

(iv) repayment of the Term Loan Facility of £300.1 million, including accrued interest of £4.5 million thereon;

(v) repayment of £171.8 million Senior Subordinated Notes including £15.1 million of costs associated with the tender offer for the purchase of the Senior Subordinated Notes and £6.7 million of accrued interest;

(vi) repayment of the Deep Discount Bonds of £480.8 million;

(vii) payment of £17.8 million of exceptional operating expenses relating to the Global Offer and the New Banking Facility; and

(viii) receipt of £5.0 million proceeds from the disposal of Existing Shares by the Employee Benefit Trust to repay part of a loan made to it by the Group. See paragraph 7.5 of Part 9 for a further explanation of this payment.

(b) Cash at bank and in hand includes £6,381,000 of client monies. This is offset by an equivalent amount of client balances representing deposits received and customer winnings, which is included in creditors due within one year.

The reduction in cash as a result of the adjustments described in Note 2 above is as follows:

		Total £'000
Net proceeds	(Note 2(i))	326,200
Repayment of preference shares	(Note 2(ii))	(1,000)
New Banking Facility	(Note 2(iii))	514,100
Repayment of Term Loan and accrued interest	(Note 2(iv))	(300,059)
Repayment of Senior Subordinated Notes	(Note 2(v))	(171,833)
Repayment of Deep Discounted Bonds	(Note 2(vi))	(480,759)
Exceptional operating expenses	(Note 2(vii))	(17,800)
EBT share disposal proceeds	(Note 2(viii))	5,000
		(126,151)

3. Adjustments to creditors falling due within one year have been made to reflect:

   (i) repayment of the Term Loan Facility due in less than one year of £45.8 million after deducting associated prepaid finance fees of £0.6 million; and

   (ii) payment of accrued interest on the Term Loan Facility and Senior Subordinated Notes totalling £11.2 million.

4. Adjustments to creditors falling due after more than one year have been made to reflect:

   (i) drawings under the New Bank Facility of £514.1 million after deducting associated finance fees of £5.9 million;

   (ii) repayment of the Term Loan Facility due after more than one year of £245.8 million after deducting associated prepaid finance fees of £3.4 million;

   (iii) repayment of the Senior Subordinated Notes of £145.1 million after deducting associated prepaid finance fees of £4.9 million; and

   (iv) repayment of the Deep Discount Bonds of £474.3 million after deducting associated finance fees of £6.5 million.

The reduction in net indebtedness as a result of the adjustments described in Notes 1 and 2 above is as follows:

		Pre-adjustments As at 2 April 2002 £'000	Adjustments	Pro forma As at 2 April 2002 £'000
Cash at bank and in hand	(Note 2)	143,041	(126,151)	16,890
Creditors – amounts due within one year				
Bank loans and overdraft	(Note 3(i))	(45,778)	45,778	—
Creditors – amounts due after more than one year:				
Bank loans	(Note 4(ii))	(245,805)	245,805	—
Senior Subordinated Notes	(Note 4(iii))	(145,074)	145,074	—
Deep Discounted Bonds	(Note 4(iv))	(474,269)	474,269	—
New Bank Facility	(Note 4(i))	—	(514,100)	(514,100)
		(767,885)	270,675	(497,210)

The following is the full text of the letter from Deloitte & Touche, the reporting accountants, in relation to the unaudited proforma consolidated profit and loss account and statement of net assets of the Group:

"

Deloitte & Touche

Deloitte & Touche
Hill House
1 Little New Street
London EC4A 3TR

The Directors
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB

Salomon Brothers U.K. Equity Limited
Citigroup Centre
33 Canada Square
London E14 5LB

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

29 May 2002

Dear Sirs

WILLIAM HILL PLC (the "Company") AND ITS SUBSIDIARIES (the "Group")

We report on the unaudited pro forma consolidated profit and loss account of the Group for the 53 weeks ended 1 January 2002 and the unaudited pro forma consolidated statement of net assets of the Group as at 2 April 2002 ("the pro forma financial information") set out in Part 7 of the prospectus dated 29 May 2002 (the "Prospectus") issued by the Company. The pro forma information has been prepared for illustrative purposes only to show the effects of how the Global Offer, the reduction in the Group's borrowings as a result of the Global Offer and the reorganisation of the Group's banking arrangements conditional upon the Global Offer, might have affected the financial information contained in the Accountants' Report on the Group in Part 6 of the Prospectus on the assumption that these matters had taken place on 27 December 2000 in respect of the unaudited pro forma consolidated profit and loss account and the 2 April 2002 in respect of the unaudited pro forma consolidated statement of net assets.

Responsibilities

It is the responsibility solely of the Directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.35 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom our reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of

any of the underlying financial information, consisted primarily of comparing the unaudited pro forma financial information with the source documents, considering the evidence supporting the adjustments, and discussing the pro forma financial information with the Directors of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and, accordingly, should not be relied upon as if it had been carried out in accordance with such standards and practices.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

Deloitte & Touche
Chartered Accountants"

Part 8 – The Global Offer and Related Matters

REASONS FOR LISTING AND USE OF PROCEEDS

William Hill is seeking a listing and is making the Global Offer in order to establish an appropriate capital structure for the next phase of its development and to enhance its strategic flexibility. The Directors believe that a number of recent developments in the UK gambling market could result in increased opportunities, in particular in relation to consolidation among LBO operators. Following the Global Offer, William Hill will be able to use listed Shares for acquistions and have access to lower cost capital, in addition to the committed but partially undrawn New Bank Facility, allowing it to play a leading role in the development of the UK gambling industry as opportunities arise. The Global Offer will also allow a partial monetisation, subject to price, and enhanced liquidity for William Hill's Institutional Shareholders.

The Company will raise proceeds from the Global Offer of approximately £340 million before expenses (£327.3 million after expenses). The Company intends to use the net proceeds from the Global Offer, a drawdown under the New Bank Facility and cash resources of the Group to repay its borrowings under the Deep Discount Bonds, the Term Loan Facility and the Senior Subordinated Notes, as described in the paragraph below.

Part 7 sets out an unaudited pro forma consolidated net asset statement for the Group as at 2 April 2002 based on the audited consolidated financial information set out in Part 6 and adjusted to illustrate the capital structure of the Group following Admission. On a pro forma basis, the Company would have raised proceeds from the Global Offer of approximately £340 million. The Company would have borrowed £520 million from Admission under the New Bank Facility of £660 million described in paragraph 13(d) of Part 9. The Company would have used its net proceeds from the Global Offer, a draw down of £520 million under the New Bank Facility and cash resources of the Group to repay the entire £481 million owed to the Institutional Shareholders under the Deep Discount Bonds, the entire £300 million of indebtedness under the Term Loan Facility and £172 million to complete its tender offer to buy-in the outstanding Senior Subordinated Notes. These payments would have left the Group with net indebtedness of approximately £497 million. The Company will not receive any of the proceeds from the sale of Existing Shares by the Selling Shareholders.

The pro forma amounts above, with the exception of the proceeds from the Global Offer, may vary from the amounts at Admission due to payments and accrued interest charges between 2 April 2002 and Admission.

On 13 May 2002, the Company announced a tender offer and consent solicitation, conditional on Admission, among other things, for the purchase by William Hill of the Senior Subordinated Notes at a price based upon a spread of 50 basis points over the yield to maturity on the UK Gilt 8% due June 2003. To date, valid tenders in respect of Senior Subordinated Notes and related consents of holders representing in excess of 75% of the outstanding aggregate principal amount of the Senior Subordinated Notes have been received. As a result, it is anticipated that an amended and restated Indenture will be executed that amends the Senior Subordinated Notes and the Indenture and eliminates from the Senior Subordinated Notes and the Indenture substantially all of the restrictive covenants which, among other things, restrict the ability of certain Group companies to incur additional indebtedness, make certain restricted payments (including, under certain circumstances, the payment of dividends) or merge or consolidate with another entity. For further information, see "Liquidity and capital resources" in Part 5 and "Material contracts" in paragraph 13 of Part 9.

NEW SHARES SUBJECT TO THE GLOBAL OFFER

The Company will issue such number of New Shares under the Global Offer as will enable it to make the payments referred to above. Based on an Offer Price at the mid-point of the Price Range, the Company will issue 158.2 million New Shares. If the Offer Price were set at the bottom of the Price Range, the Company would issue 178.9 million New Shares and, at the top of the Price Range, the Company would issue 141.7 million New Shares. The balance of Shares available under the Global Offer will be Existing Shares. The Company will not receive any of the proceeds from the sale of Existing Shares by the Selling Shareholders.

THE SELLING SHAREHOLDERS

The number of Existing Shares held and being sold by each of the Selling Shareholders if the Offer Price is set at the mid-point of the Price Range (assuming the Over-allotment Option is not exercised) are as follows:

Selling Shareholders	Number of Existing Shares held	Number of Existing Shares expected to be sold if the Offer Price is set at mid-point of the Price Range
Institutional Shareholders[1]	240,093,711	50,751,471
Yagnish Chotai[2]	63,258	13,372
Donald Mackenzie[3]	430,363	90,971
Current employees[4]	16,718,432	8,336,005
The Employee Benefit Trust[5]	6,680,876	2,424,419

(1) *The Institutional Shareholders comprise certain funds managed by, and co-investors with, Cinven and CVC. Those Institutional Shareholders which hold more than 3% of the issued share capital of the Company are listed in paragraph 8 of Part 9. The number of Existing Shares to be sold by the Institutional Shareholders will be dependent on the Offer Price. Existing Shares may also be sold by the Institutional Shareholders pursuant to the Over-allotment Option. The number of Shares relating to Institutional Shareholders for these purposes excludes the number of Shares held on behalf of Yagnish Chotai and Donald Mackenzie, which are referred to below.*

2 *Yagnish Chotai is a Non-Executive Director of the Company and a director of Cinven. The Shares referred to are held on his behalf by Cinven Nominees Limited, one of the Institutional Shareholders.*

(3) *Donald Mackenzie is a Non-Executive Director of the Company and a Managing Partner of CVC. The Shares referred to are held on his behalf by CVC Ventures Nominees Limited, one of the Institutional Shareholders.*

(4) *Each of the employees selling Existing Shares in the Global Offer is a member of the management team below Board level.*

(5) *The net proceeds from the sale of Existing Shares by the Employee Benefit Trust will be used to repay a loan made to it by William Hill.*

The Institutional Shareholders reserve the right, subject to the Offer Price, market conditions, the composition and quality of the order book and certain other factors not to sell any Existing Shares in the Offer. Existing Shares may also be sold by the Institutional Shareholders pursuant to the Over-allotment Option.

If the Offer Price is set at the mid-point of the Price Range, the two largest shareholder groups will be Cinven, and the funds under its management, with 21.2% of the Company's issued share capital, and CVC, and the funds under its management, with 19.7% of the Company's issued share capital. If the Institutional Shareholders decided not to sell any Shares in the Offer the shareholdings of the two largest shareholder groups would be approximately 28.1% and 24.9%, respectively, depending on the number of New Shares issued by the Company.

OVER-ALLOTMENT OPTION

Assuming the Institutional Shareholders exercise their right to sell Existing Shares, they have granted to Schroder Salomon Smith Barney on behalf of the Managers the Over-allotment Option pursuant to which Schroder Salomon Smith Barney may require the Institutional Shareholders to sell additional Existing Shares at the Offer Price to cover over-allotments, if any, made in connection with the Global Offer and to cover any short positions resulting from stabilisation transactions. The number of Existing Shares to be subject to the Over-allotment Option is, in aggregate, expected to be equal to 15% of the total number of Shares to be issued or sold in the Global Offer, amounting to 32,963,366 Existing Shares if the Offer Price is set at the mid-point of the Price Range. The Over-allotment Option may be exercised, in whole or in part, at any time between determination of the Offer Price and 30 days from Admission.

LOCK-UP AND ORDERLY SALE ARRANGEMENTS

The Company has agreed that, until its announcement of financial results for the 2002 financial year, it will not, without the consent of Schroder Salomon Smith Barney, issue or offer Shares or related securities, other than pursuant to employee share option schemes, in connection with the acquisition of a business or a company where the market value of the Shares being issued does not exceed £50,000,000 or pursuant to the Global Offer.

Each of the Directors and other existing shareholders have each agreed that, until announcement of the Company's financial results for the 2002 financial year, he or it will not, without the consent of Schroder Salomon Smith Barney, having consulted with Deutsche Bank, or in certain other limited circumstances, dispose of any Shares owned by him or it after Admission.

The majority of the Institutional Shareholders, representing 221,676,230 Shares, have agreed to notify each other if they intend to sell any Shares between Admission and 31 December 2003. In such circumstances, the other relevant Institutional Shareholders will have an opportunity to participate in such sale on a pro rata basis.

INSTITUTIONAL OFFER

Under the Institutional Offer, New and Existing Shares will be available to institutional and certain other investors in the UK and elsewhere. Certain restrictions that apply to the distribution of this document and Shares in jurisdictions outside the UK are described in "Securities laws" below. The terms and conditions governing the Institutional Offer are set out in "Terms and conditions of the Institutional Offer" below.

INTERMEDIARIES OFFER

Members of the public will not be able to apply to the Company directly for Shares in the Global Offer. However, individuals with a mailing address in the UK, the Channel Islands or the Isle of Man can apply for Shares through Intermediaries by completing application forms distributed by such Intermediaries or otherwise following their application procedures. A specific number of Shares has not been set aside to be offered or allocated to the Intermediaries Offer. Schroder Salomon Smith Barney and Deutsche Bank, following consultation with the Company, Cinven and CVC, will determine the number of Shares to be offered in the Intermediaries Offer, depending on demand in the Intermediaries Offer and the Global Offer generally. Under the Intermediaries Offer, applications may be made to subscribe for Shares at the Offer Price (subject to it being determined). Applications must, however, be for Shares having a value at the Offer Price (when determined) of at least £1,000 for each individual application. Allocations of Shares under the Intermediaries Offer will be at the absolute discretion of Schroder Salomon Smith Barney and Deutsche Bank.

Applications by private investors through Intermediaries should be received by such Intermediaries by the time and date specified by the relevant Intermediary. Applications by Intermediaries under the Intermediaries Offer must be received by the Receiving Agent not later than 3.00 p.m. on 14 June 2002.

In making an application under the Intermediaries Offer, each Intermediary will be undertaking on its own behalf (not on behalf of any other person) to make payment for the Shares to which its application relates, in accordance with the terms and conditions of the Intermediaries Offer. It will also be required to represent and warrant that its clients are not US persons or acting on behalf of any US person.

Intermediaries who wish to apply for Shares in the Intermediaries Offer may obtain copies of this document during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until 14 June 2002 from Schroder Salomon Smith Barney, Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB, Deutsche Bank, Winchester House, 1 Great Winchester Street, London EC2N 2DB, or William Hill, 50 Station Road, Wood Green London N22 7TP, or may inspect copies at the Financial Services Authority Office, 25 The North Colonnade, Canary Wharf, London E14 5AS at the times indicated above. An application by an Intermediary under the Intermediaries Offer must be made on an Intermediaries Application Form which may be obtained by Intermediaries from the Receiving Agent. Further details regarding the Intermediaries Offer (including the detailed terms and conditions governing the Intermediaries Offer) are set out in the Intermediaries Application Form and the accompanying terms, conditions and procedural guidelines being sent to Intermediaries.

Intermediaries will be informed of settlement methods at or around the time they are notified of their provisional allocations on or about 15 June 2002. Intermediaries will be notified of their definitive allocations on or about 17 June 2002. In any case, they will be required to pay for Shares allocated to them by 10.00 a.m. on 20 June 2002 by CHAPS transfer or via CREST against delivery of the Shares on 20 June 2002 or such other time and/or date after allocation as may be notified to them in writing.

EMPLOYEE OFFER

Employees of the Group (both full and part time) who were in employment with the Group on 27 May 2002 will have the opportunity to subscribe at the Offer Price for New Shares under the Employee Offer. Shares representing approximately 5% of the Shares available under the Global Offer will be available on a priority basis for subscription by eligible employees under the Employee Offer. All Shares available under the Employee Offer will be issued or sold at the Offer Price (subject to it being determined). Applications must, however, be for Shares having a value of at least £500 for each individual applicant. The detailed terms and conditions governing the Employee Offer are set out in the Employee Application Form being sent to eligible employees.

Insofar as applications under the Employee Offer exceed the number of Shares available under it, applications may be scaled down at the discretion of the Directors. The Employee Offer will not be underwritten by the Managers.

Applications by eligible employees under the Employee Offer must be received, together with a cheque or banker's draft (in sterling) for the value of Shares applied for, by the Receiving Agent at the address specified on the Employee Application Form by not later than 5.00 p.m. on 14 June 2002. Eligible employees must apply in the Employee Offer on the personalised Employee Application Form which is posted to the employee.

ALLOCATION AND PRICING

Although the Company, the Selling Shareholders and the Managers are under no obligation to proceed with the Offer at this stage, it is anticipated that Shares allocated under the Institutional Offer and the Intermediaries Offer will be fully underwritten by the Managers, as described in "Underwriting arrangements" below. Allocations will be determined at the discretion of Schroder Salomon Smith Barney and Deutsche Bank (following consultation with the Company, Cinven and CVC) after indications of interest from prospective investors have been received.

All Shares issued or sold pursuant to the Global Offer will be issued or sold at the Offer Price. The Offer Price and the numbers of Shares allocated under the Global Offer are expected to be announced on 17 June 2002.

The Managers will be soliciting indications of interest in acquiring Shares under the Institutional Offer from prospective investors. Prospective investors will be required to specify the number of Shares which they would be prepared to acquire at the Offer Price (subject to it being determined). This process is expected to be completed by 3.00 p.m. on 14 June 2002 but the time for receipt of expressions of interest under the Institutional Offer may be extended at the discretion of Schroder Salomon Smith Barney and Deutsche Bank (subject to the agreement of the Company, Cinven and CVC) to a date not later than 30 June 2002.

It is currently expected that the Offer Price will be within the Price Range, but this range is indicative only and the Offer Price may be set above or below it. The Offer Price will be determined by Schroder Salomon Smith Barney and Deutsche Bank with the agreement of the Company, Cinven and CVC. A number of factors will be considered in deciding the Offer Price and the bases of allocation under the Global Offer, including the level and the nature of the demand for Shares and the objective of encouraging the development of an orderly after-market in the Shares.

The rights attaching to the New Shares and the Existing Shares will be uniform in all respects and they will form a single class for all purposes. The proportions in which particular allocations of Shares under the Offer will comprise Existing Shares and New Shares may vary at the discretion of Schroder Salomon Smith Barney and Deutsche Bank. Certain rights of recourse arising pursuant to the Global Offer in respect of the Shares (including in relation to title to the Shares) may be derived from different persons according to whether the Shares acquired are New Shares (in respect of which such persons may not include the Selling Shareholders) or Existing Shares (in respect of which they may do so).

OVER-ALLOTMENT AND STABILISATION

In connection with the Global Offer, Schroder Salomon Smith Barney, as stabilising manager for the account of the Managers, or any person acting for it, may over-allocate or effect other transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market for a limited period after the Offer Price is announced. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. However, there is no obligation on Schroder Salomon Smith Barney to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, Schroder Salomon Smith Barney does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

DEALING ARRANGEMENTS

The Global Offer is subject to the satisfaction of conditions contained in the Underwriting Agreement, including Admission occurring by 8.00 am on 20 June 2002 and to the Underwriting Agreement not having been terminated prior to Admission. Further details of the Underwriting Agreement are set out in paragraph 12 of Part 9.

It is expected that dealings in the Shares will commence on a conditional basis on the London Stock Exchange at 8.00 am on 17 June 2002. The date for settlement of such dealings will be 20 June 2002. All dealings between the commencement of conditional dealings and the commencement of unconditional dealings will be on a "when issued basis" and at the risk of the parties concerned. If the Global Offer does not become unconditional, these dealings will be void.

Admission is expected to take place, and unconditional dealings in the Shares are expected to commence on the London Stock Exchange, at 8.00 am on 20 June 2002. Settlements of dealings from this date will be on a three day rolling basis.

It is intended that, where applicable, definitive share certificates in respect of the Global Offer will be distributed from 20 June 2002.

These times and dates are indicative only and may be extended at the discretion of Schroder Salomon Smith Barney and Deutsche Bank, with the agreement of the Company, Cinven and CVC.

CREST AND THE SHARES

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The articles of association of the Company will permit the holding of Shares under the CREST system. The Company will apply for the Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Shares following Admission may take place within the CREST system if any shareholder so wishes.

CREST is a voluntary system and holders of Shares who wish to receive and retain share certificates will be able to do so. Investors applying for Shares under the Global Offer may, however, elect to receive Shares in uncertificated form if they are a system-member (as defined in The Uncertificated Securities Regulations 2001) in relation to CREST.

Shares available under the Employee Offer will not be available in uncertificated form and successful applicants will instead receive share certificates, which are expected to be distributed from 20 June 2002 to registered shareholders by post.

UNDERWRITING ARRANGEMENTS

The Managers have agreed that, subject to determination of the Offer Price and immediately prior to the announcement of the Offer Price, the Managers will enter into commitments under the Underwriting Agreement pursuant to which they will agree, subject to certain conditions, to subscribe or procure subscribers for New Shares and to purchase or to procure purchasers for Existing Shares which, in each case, are allocated pursuant to the Institutional Offer or the Intermediaries Offer. All such subscriptions and purchases will be at the Offer Price. If the Offer Price is not agreed between the Company, Cinven, CVC, Schroder Salomon Smith Barney and Deutsche Bank the Global Offer will not proceed and the Shares will not be issued or sold. The Underwriting Agreement will contain a provision entitling Schroder Salomon Smith Barney and Deutsche Bank to terminate the Global Offer (and the arrangements associated with it) at any time prior to Admission in certain circumstances. If this right is exercised, the Global Offer and these arrangements will lapse and any monies received in respect of the Global Offer will be returned to applicants without interest. The Underwriting Agreement will provide for the Managers to be paid commissions in respect of all New Shares and Existing Shares allocated pursuant to the Institutional Offer and the Intermediaries Offer. Any commissions received by any of the Managers may be retained, and any Shares acquired by them may be retained or dealt in, by them for their own benefit. Further details of the terms of the Underwriting Agreement are set out in paragraph 12 of Part 9.

SECURITIES LAWS

The distribution of this document and the offer of Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

(a) Australia

This document does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the "Australian Corporations Act") and will not be lodged with the Australian

Securities and Investments Commission. The Shares will be offered to persons who receive offers in Australia only to the extent that such offers of Shares for issue or sale do not need disclosure to investors under Part 6D.2 of the Australian Corporations Act. Any offer of Shares received in Australia is void to the extent that it needs disclosure to investors under the Australian Corporations Act. In particular, offers for the issue or sale of Shares will only be made in Australia in reliance on various exemptions from such disclosure to investors provided by section 708 of the Australian Corporations Act. Any offer of Shares received in Australia is void to the extent that it needs disclosure to investors under the Australian Corporations Act. Any person to whom Shares are issued or sold pursuant to an exemption provided by section 708 of the Australian Corporations Act must not, within 12 months after the issue, offer those Shares for sale in Australia unless that offer is itself made in reliance on an exemption from disclosure provided by that section.

(b) Canada

The distribution of shares by the Company and the Selling Shareholders in Canada is being made on a private placement basis and is exempt from the requirement that the Company and the selling shareholders prepare and file a prospectus with securities regulatory authorities in Canada. Any resale of Shares in Canada is restricted and must be made (a) through an appropriately registered dealer or in accordance with an exemption from the registration requirements of applicable securities laws; or (b) in accordance with or pursuant to an exemption from the prospectus requirements of applicable Canadian provinces, which vary depending on the province; or (c) pursuant to an order or ruling of the relevant securities regulatory authority. Purchasers of Shares resident in Canada are advised to seek legal advice prior to any resale of Shares into Canada.

(c) France

This document has not been prepared in the context of a public offering of securities in France within the meaning of Article L.411-1 of the French *Code Monétaire et Financier* and Regulations no. 98-01 and 98-08 of the *Commission des opérations de bourse* ("*COB*") and has therefore not been submitted to the COB for prior approval. It is made available only to qualified investors and/or to a limited circle of investors (as defined in Article L.411-2 of the French *Code Monétaire et Financier* and in the Decree no. 98-880 dated 1 October 1998), on the condition that it shall not be passed on to any person nor reproduced (in whole or in part) and that applicants act for their own account in accordance with the terms set out by the said Decree and undertake not to retransfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations (Articles L.411-1, L.411-2, L.412-1 and L.621-8 of the French *Code Monétaire et Financier)*.

(d) Guernsey

Consent under The Control of Borrowing (Bailiwick of Guernsey) Ordinances 1959 to 1989 has been obtained to this issue. Neither the Guernsey Financial Services Commission nor the States Advisory and Finance Committee takes any responsibility for the financial soundness of the offer of the Company's shares or for the correctness of any of the statements made or opinions expressed with regard to it.

(e) Japan

The Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948 as amended) (the "Securities and Exchange Law"), and may not be offered or sold, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

(f) The Netherlands

The securities may not and will not be offered or sold to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade in securities in the conduct of their profession or trade within the meaning of section 2 of the exemption regulation pursuant to the Netherlands Securities Market Supervision Act ("*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*"), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly invest in securities.

(g) United States of America

The Shares have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of US persons except in certain transactions exempt

from the registration requirements of the Securities Act. The Underwriters will agree that they will solicit purchases of Shares in the United States only through qualified affiliates or agents to qualified institutional buyers (as defined in Rule 144A under the Securities Act) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act or outside the United States in compliance with Regulation S under the Securities Act.

Until the expiration of 40 days after the later of the commencement of the Global Offering and the original issue or sale date of the Shares, an offer or sale of Shares within the United States by a dealer that is not participating in the Global Offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

Due to the following restrictions, purchasers of Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of the Shares.

Each purchaser of the Shares offered hereby will be deemed to have represented and agreed that it has received a copy of this prospectus and such other information as it deems necessary to make an investment decision and that (terms used herein that are defined in Rule 144A or Regulation S under the Securities Act are used herein as defined therein):

(1) The purchaser is (A) (i) a qualified institutional buyer within the meaning of Rule 144A (a "QIB"), (ii) acquiring such Shares for its own account or for the account of a QIB with respect to whom it has the authority to make, and does make, the representations and warranties set forth herein, (iii) is not acquiring the Shares with a view to further distribution of such Shares and (iv) if purchasing pursuant to Rule 144A, aware that the sale of Shares to it is being made in reliance on Rule 144A or (B) acquiring the Shares in an offshore transaction outside the United States in a transaction which is in compliance with Regulation S.

(2) The purchaser understands that the Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be reoffered, resold, pledged or otherwise transferred except (A) (i) to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the States of the United States. Such purchaser acknowledges that the Shares (whether in physical, certificated form or in uncertificated form held in CREST) offered and sold in accordance with Rule 144A are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, are being offered and sold in a transaction not involving any public offering in the United States within the meaning of the Securities Act and that no representation is made as to the availability of the exemption provided by Rule 144 for resales of Shares. The purchaser understands that the Shares may not be deposited into any unrestricted depositary receipt facility in respect of Shares established or maintained by a depositary bank, unless and until such time as such Shares are no longer restricted securities within the meaning of Rule 144(a)(3) under the Securities Act.

(3) The purchaser understands that any offer, sale, pledge or other transfer of the Shares made other than in compliance with the above-stated restrictions may not be recognised by the Company.

(4) The foregoing restrictions with respect to the Shares sold under Rule 144A apply to offers, sales, pledges and transfers made at anytime, whether or not the Shares have previously been offered, sold, pledged or transferred outside the United States.

(5) The Shares (to the extent they are in certificated form), unless otherwise determined by the Company in accordance with applicable law, will bear a legend substantially to the following effect:

THE SECURITY EVIDENCED HEREBY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) (1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF

RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR THE RESALE OF THIS SECURITY.

(h) General

No action has been or will be taken in any jurisdiction, other than the United Kingdom, the Channel Islands or the Isle of Man, that would permit a public offering of the Shares, or possession or distribution of this document or any other offering material, in any country or jurisdiction where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisements in connection with the Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

TERMS AND CONDITIONS OF THE INSTITUTIONAL OFFER

(a) Introduction

These terms and conditions apply to persons agreeing to subscribe for New Shares or purchase Existing Shares under the Institutional Offer.

Each person to whom these terms and conditions apply, as described above, who is himself a Manager or who confirms his agreement to a Manager to subscribe for New Shares or purchase Existing Shares (an "Investor") agrees with each of Schroder Salomon Smith Barney, Deutsche Bank and the other Managers, the Registrars of the Company, the Company and the Selling Shareholders to be bound by these terms and conditions as being the terms and conditions upon which Shares will be issued and sold under the Institutional Offer. An Investor shall, without limitation, become so bound (if a Manager) by notifying the Registrars on behalf of the Company, Schroder Salomon Smith Barney, Deutsche Bank and the Selling Shareholders of his name or (if not a Manager) by a Manager confirming to the Investor its allocation and so notifying the Registrars of the Company on behalf of the Company, Schroder Salomon Smith Barney, Deutsche Bank and the Selling Shareholders.

(b) Agreement to acquire Shares

Conditional on Admission occurring prior to 30 June 2002, an Investor agrees to become a member of the Company and agrees to subscribe for or purchase from the Selling Shareholders, as more particularly described below, at the Offer Price, the number of Shares allocated to such Investor under the Institutional Offer in accordance with the arrangements described in this Part 8. Each Investor acknowledges and agrees that it will not be entitled to exercise any remedy of rescission for innocent misrepresentation at any time before or after Shares are issued or sold to it. This does not affect any other rights such Investor may have.

(c) Payment for Shares

Each Investor undertakes to pay the Offer Price for the Shares issued or sold to such Investor in such manner as shall be directed by the Manager submitting a bid on behalf of such Investor.

(d) Warranties

Each Investor and, in the case of paragraphs (iv), (v) and (vi) below, any person confirming an agreement to subscribe or purchase Shares on behalf of an Investor or authorising a Manager to notify an Investor's name to the Registrars of the Company, warrants to the Company, the Selling Shareholders and Schroder Salomon Smith Barney and Deutsche Bank (for themselves and as agent and trustee for each Manager which has procured such Investor) that:

(i) if the Investor is a natural person, such Investor is not under the age of majority (18 years of age in the UK) on the date of such Investor's agreement to subscribe or purchase Shares under the Institutional Offer;

(ii) in agreeing to subscribe or purchase Shares under the Institutional Offer, the Investor is relying only on this document, and not on any other information or representation concerning the Group or the Global Offer. Such Investor agrees that none of the Company, the Selling Shareholders, Schroder Salomon Smith Barney, Deutsche Bank or the other Managers nor any of their respective officers or directors will have any liability for any such other information or representation;

(iii) if the laws of any place outside the UK are applicable to the Investor's agreement to subscribe or purchase Shares, such Investor has complied with all such laws and none of the parties mentioned under "Introduction" above will infringe any laws outside the UK as a result of such Investor's agreement to subscribe or purchase Shares or any actions arising from such Investor's rights and obligations under these terms and conditions, and the articles;

(iv) in the case of a person who confirms to a Manager on behalf of an Investor an agreement to subscribe or purchase Shares and/or who authorises a Manager to notify the Investor's name to the Registrars of the Company as mentioned under "Introduction" above, that person warrants that he has authority to do so on behalf of the Investor as provided in "Introduction" above;

(v) the Investor is not, and is not applying as nominee or agent for, a person which is, or may be mentioned in any of sections 67, 70, 93 and 96 of the Finance Act 1986 (depository receipts and clearance services); and

(vi) in the case of a person who confirms to a Manager on behalf of an Investor which is an entity other than a natural person an agreement to subscribe or purchase Shares and/or who authorises a Manager to notify such Investor's name to the Registrars of the Company, that person warrants that he has authority to do so on behalf of the Investor.

(e) Supply and disclosure of information

If the Company or Schroder Salomon Smith Barney, Deutsche Bank or any of the other Managers or any of their agents request any information about an Investor's agreement to subscribe or purchase Shares, such Investor must promptly disclose it to them.

(f) Miscellaneous

The rights and remedies of the Company, the Selling Shareholders, Schroder Salomon Smith Barney, Deutsche Bank, the other Managers and the Registrars of the Company under these terms and conditions are in addition to any rights and remedies which would otherwise be available to each of them, and the exercise or partial exercise of one will not prevent the exercise of others.

On application, each Investor must disclose, in writing or orally, to the relevant Manager:

(a) if he is a natural person, his nationality; or

(b) if he is a discretionary fund manager, the jurisdiction in which the funds are managed or owned.

All documents will be sent at the Investor's risk. They may be sent by post to such Investor at the address notified to the relevant Manager.

Each Investor agrees to be bound by the articles of association of the Company (as amended from time to time) once the Shares which such Investor has agreed to subscribe or purchase have been issued or transferred to such Investor.

The contract to subscribe or purchase Shares and the appointments and authorities mentioned herein will be governed by, and construed in accordance with, the laws of England. For the exclusive benefit of the parties mentioned under "Introduction" above, each Investor irrevocably submits to the exclusive jurisdiction of the English courts in respect of these matters. This does not prevent an action being taken against an Investor in any other jurisdiction.

In the case of a joint agreement to subscribe or purchase Shares, references to an Investor in these terms and conditions are to each of such Investors and such Investors' liability is joint and several.

In these terms and conditions reference to a "Part" are to a Part of this document. Words and terms defined in this document have the same meaning in these terms and conditions. None of Schroder Salomon Smith Barney, Deutsche Bank or any other Manager is acting for any investor, nor will any of them treat any investor as its client by virtue of making an application for Shares or by virtue of any offer to purchase or subscribe being

accepted, nor will any of them be responsible to any investor for providing the protections afforded to their clients or for providing any investor with such advice in relation to the Global Offer. In particular, none of them will owe any investor any duties or responsibilities concerning the price of the Shares or concerning the suitability of the Shares for any investor.

The Company, the Selling Shareholders, Schroder Salomon Smith Barney and Deutsche Bank expressly reserve the right to modify the Offer at any time before the Offer Price and allocations are determined and to terminate the Global Offer at any time prior to Admission.

Part 9 – Additional Information

1. INCORPORATION

The Company was incorporated in England and Wales on 8 May 2001 as a private company limited by shares with registered number 4212563, and with the name Troniclong Limited. It was re-registered as a public limited company under the Act in England and Wales and changed its name to William Hill PLC on 28 May 2002. The principal legislation under which the Company operates is the Act.

2. SHARE CAPITAL

2.1 The authorised, issued and fully paid share capital of the Company as at the date of publication of this document is as follows:

Authorised			Issued	
Number	Amount (£)	Nominal value	Number	Amount (£)
135,350,000 "A" ordinary	13,535,000	10p each	135,350,000 "A" ordinary	13,535,000
135,350,000 "B" ordinary	13,535,000	10p each	135,350,000 "B" ordinary	13,535,000
2,707,000,000 preference	100,000	$\frac{10}{2707}$p each	2,707,000,000 preference	100,000
54,140 deferred	2	$\frac{10}{2707}$p each	54,140 deferred	2

2.2 The authorised, issued and fully paid share capital of the Company as it is expected to be, assuming the Offer Price is set at the mid-point of the Price Range, immediately following Admission are as follows:

Authorised			Issued	
Number	Amount (£)	Nominal value	Number	Amount (£)
800,000,000	80,000,000	10p each	428,839,535	42,883,954
2,707,000,000 preference	100,000	$\frac{10}{2707}$p each	2,707,000,000 preference	100,000
54,140 deferred	2	$\frac{10}{2707}$p each	54,140 deferred	2

2.3 The Company was incorporated with an authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each of which one share was issued nil paid to Instant Companies Limited of 1 Mitchell Lane, Bristol, BS1 6BU, the subscriber to the memorandum of association.

2.4 The following alterations to the authorised and issued share capital of the Company have taken place since its incorporation:

(a) on 15 April 2002, the ordinary share of £1 in issue was transferred by the original subscriber to Coal Pension Venture Limited Partnership for £1 paid in cash, and one further ordinary share of £1 was allotted to CVC European Equity Partners II L.P. also paid in cash;

(b) on 15 April 2002, the authorised share capital of £1,000 was sub-divided into 10,000 ordinary shares of 10p each;

(c) on 15 April 2002, the authorised share capital of 10,000 ordinary shares of 10p each was re-designated as 10,000 "A" ordinary shares of 10p each;

(d) on 15 April 2002, the authorised share capital was increased from £1,000 to £27,170,002 by the creation of:

(i) 135,340,000 additional "A" ordinary shares of 10p each;

(ii) 135,350,000 "B" ordinary shares of 10p each;

(iii) 2,707,000,000 redeemable preference shares of $\frac{10}{2707}$p each; and

(iv) 54,140 deferred shares of $\frac{10}{2707}$p each.

2.5 The shareholders in the Company resolved at an extraordinary general meeting of the Company held on 28 May 2002 that, with effect from 7.58 a.m. on the day of Admission, each of the 135,350,000 "A" ordinary shares of 10p each and 135,350,000 "B" ordinary shares of 10p each would be redesignated as one ordinary share of 10p, having the rights set out in the new articles of association adopted at the extraordinary general meeting of the Company held on 28 May 2002.

The shareholders in the Company resolved at an extraordinary general meeting of the Company held on 28 May 2002 that, with effect from 7.58 a.m. on the day of Admission, and following the redesignation of the A ordinary and B ordinary shares referred to in paragraph 2.5 above, the authorised share capital of the Company be increased to £80,000,000 by the creation of an additional 528,299,980 ordinary

shares of 10 pence each, having the rights set out in the new articles of association adopted at the extraordinary general meeting of the Company held on 28 May 2002. Such shares are not subject to preferential subscription rights.

The shareholders in the Company also resolved at an extraordinary general meeting of the Company held on 28 May 2002 that, with effect from 7.58 a.m. on the day of Admission, and in place of all existing authorities and/or powers:

(a) the Directors be generally and unconditionally authorised for the purposes of section 80 of the Act to exercise all powers of the Company to allot relevant securities up to an aggregate nominal amount of £52,829,998, such authority to expire on 28 May 2007 (but the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of this authority and the Directors may allot relevant securities pursuant to that offer or agreement as if this authority has not expired) provided that, following the allotment of relevant securities in connection with the Offer, the authority conferred on the Directors under this paragraph is restricted so that it will not be exercisable to the extent that the amount of the authorised but unissued share capital of the Company following such allotment would exceed one third of the issued share capital of the Company following such allotment;

(b) the Directors be generally empowered pursuant to section 95 of the Act to allot equity securities within the meaning of section 94(2) of the Act for cash, pursuant to the authority referred to in paragraph (a) above as if section 89(1) of the Act (statutory pre-emption rights) did not apply to such allotment, such power to expire on 28 May 2007 (but the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of this power and the Directors may allot equity securities pursuant to such offer or agreement as if this power had not expired), provided that such authority be limited to:

(i) equity securities to be issued by the Company in connection with the Offer;

(ii) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders but subject to such exclusions as may be necessary to deal with fractional entitlements or legal or practical problems under any laws or requirements of any regulatory body in any jurisdiction; and

(iii) the allotment (otherwise pursuant to (i) and (ii) above) of equity securities for cash up to an aggregate nominal amount equal to 5 per cent. of the issued and unconditionally allotted share capital of the Company following the allotment of ordinary shares in connection with the Offer.

2.6 Conditional upon Admission, all of the 2,707,000,000 redeemable preference shares of $\frac{10}{2707}$p each will be redeemed for £1,000,000 and all of the 54,140 deferred shares of $\frac{10}{2707}$p each will be repurchased for 1p.

2.7 Immediately following Admission and the redemption of the redeemable preference shares and the repurchase of the deferred shares the unissued authorised preference and deferred share capital will be reclassified as ordinary share capital, so the authorised share capital of the Company will be £80,000,000 comprising 800,000,000 ordinary shares of 10p each.

2.8 The provisions of section 89(1) of the Act (which, to the extent not disapplied pursuant to section 95 of the Act, confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) apply to the authorised but unissued capital of the Company except to the extent disapplied by the resolution referred to in sub-paragraph 2.5(b) above. This disapplication will give the Directors limited flexibility to issue Shares for cash following the Global Offer. The effect of the continuing obligations of the Company under the Listing Rules of the UK Listing Authority will be that, unless the approval of shareholders in general meeting is obtained, the Company must offer Shares to be issued for cash to existing holders of Shares on a *pro rata* basis. No such issue following Admission is presently in contemplation other than in connection with the share option and incentive arrangements referred to in paragraph 4 below.

2.9 Save as disclosed in this paragraph 2 and in paragraphs 4 and 7 below:

(a) (other than intra-group issues by wholly-owned subsidiaries) since its incorporation, in the case of the Company, and during the three years preceding the date of this document, in the case of its subsidiaries, no share or loan capital of the Company or any of its subsidiaries has been created but

not issued, or issued or has been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is now proposed; and

(b) neither the Company nor any of its subsidiaries has granted any options over its share or loan capital which remain outstanding or has agreed, conditionally or unconditionally, to grant any such option.

2.10 The Shares are in registered form and, from Admission, will be capable of being held in uncertificated form.

3. MEMORANDUM AND ARTICLES OF ASSOCIATION

The memorandum of association of the Company provides that its principal objects are to act and carry on the business of a holding company and to carry on the business of bookmakers. The objects of the Company are set out in full in clause 4 of the memorandum of association of the Company which is available for inspection at the address specified in paragraph 26 below.

Upon admission, the articles of association of the Company will reflect the authorised share capital of the Company, and will contain preference shares and deferred share rights. Upon the redemption of the preference shares and the repurchase of the deferred shares, new articles (the "articles") will be adopted (pursuant to a resolution of the shareholders passed at an extraordinary general meeting of the Company on 28 May 2001) which include provisions to the following effect:

(a) Share rights

Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

The Company may issue any shares which are to be redeemed, or which at the option of the Company or the holder are liable to be redeemed. Subject to the articles and to the Act, the unissued shares of the Company (whether forming part of the original or any increased capital) are at the disposal of the board.

(b) Voting rights

Subject to the rights and restrictions attached to any class of shares, every member present in person (or in the case of a corporation present by a duly authorised representative) at a general meeting has upon a show of hands one vote, and every member present in person or by proxy has upon a poll one vote for every Share of which he is the holder.

No member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

Unless the board determines otherwise, a member who has been served with a disfranchisement notice after failure (whether by such member or by another person) to provide the Company with information concerning interests in those shares required to be provided under the Act, shall (for so long as the information is not supplied and for up to seven days thereafter) not be entitled to vote in respect of the shares in relation to which the information has not been supplied.

(c) Dividends and other distributions

Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board. The dividend shall be paid according to the amounts paid on shares in respect of which the dividend is paid, but no amount paid on a share in advance of calls shall be treated for these purposes as paid on the share.

Subject to the provisions of the Act, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution.

The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

The board may withhold payment from a person of all or any part of any dividend or other moneys payable in respect of shares in the Company if those shares represent at least a 0.25% interest in the Company's shares or any class thereof and if, in respect of those shares, such person has been served with a restriction notice after failure (whether by such person or by another) to provide the Company with information concerning interests in those shares required to be provided under the Act.

Except as otherwise provided by the rights and restrictions attached to any class of shares, all dividends will be declared and paid according to the amounts paid-up on the shares during any portion of the period in respect of which the dividend is paid.

The board may, if authorised by an ordinary resolution of the Company, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company.

Except as provided by the rights and restrictions attached to any class of shares, the holders of the Company's shares will under general law be entitled to participate in any surplus assets in a winding-up in proportion to their shareholdings. A liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

(d) Variation of rights

Rights attached to any class of shares may be varied or abrogated with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class, or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

(e) Lien and forfeiture

The Company will have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) called or payable in respect of that share. The Company may sell any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 days after notice has been given to the holder of the share demanding payment and stating that if the notice is not complied with the share may be sold.

The Company may from time to time make calls upon the members in respect of any amounts unpaid on their shares. Each member shall, subject to receiving at least fourteen days notice, pay to the Company the amount called on his shares. In the event of non-payment, the board may give to the person from whom it is due not less than 14 clear days notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

(f) Transfer of shares

A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not a fully paid share, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis. The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(i) is lodged, duly stamped, with the Company and (except where the shares are registered in the name of a Recognised Person (as defined in the articles) and no certificate shall have been issued therefor) is

accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may require;

(ii) is in respect of one class of share only; and

(iii) is in favour of not more than four persons jointly.

The board may refuse to register a transfer of shares in the Company by a person if those shares represent at least a 0.25% interest in the Company's shares or any class thereof and if, in respect of those shares, such person has been served with a restriction notice after failure (whether by such person or by another) to provide the Company with information concerning interests in those shares required to be provided under the Act, unless (i) the transfer is an Approved Transfer (as defined in the articles), (ii) the relevant member is not himself in default as regards supplying the information required and certifies that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer, or (iii) the transfer of the shares is required to be registered by The Uncertificated Securities Regulations 2001.

Notice of refusal to register a transfer must be sent to the transferee within two months after the date on which the instrument of transfer was lodged with the Company or the instruction to transfer shares was received by the Company from the Operator of a Relevant System (in each case, as defined in The Uncertificated Securities Regulations 2001), as the case may be.

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

Ordinary shares may be transferred by means of a Relevant System, including the Relevant System of which CRESTCo. Limited is the Operator (in each case, as defined in The Uncertificated Securities Regulations 2001).

(g) Alteration of share capital

The Company may from time to time by ordinary resolution increase, consolidate or, subject to the Act, subdivide its share capital. The Company may by ordinary resolution also cancel any shares which have not, at the date of the resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

(h) Purchase of own shares

Subject to the Act and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par).

(i) General meetings

The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Act. The Board may call general meetings whenever and at such times and places as it shall determine.

(j) Directors

(i) Appointment of Directors

Unless otherwise determined by ordinary resolution, the number of Directors shall be not less than two and shall have no maximum. Directors may be appointed by the Company by ordinary resolution of shareholders or by the Board. A Director appointed by the Board holds office only until the next following annual general meeting and if not re-appointed at such annual general meeting shall vacate office at its conclusion.

(ii) Age of Directors

The provisions of the Act with regard to "Age limit for Directors" shall not apply to the Company but where the Board convenes any general meeting of the Company at which (to the knowledge of the board) a Director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the Board shall give notice of his age in years in the notice convening the meeting.

(iii) No share qualification

A Director shall not be required to hold any shares in the capital of the Company by way of qualification.

(iv) Retirement of Directors by rotation

At every annual general meeting of the Company, as nearly as possible one-third of the Directors, but at least one, will retire by rotation. Unless the Board should decide otherwise, the Directors to retire will be those who have been longest in office and those who have at the start of the annual general meeting been in office for more than 3 years since their last appointment or re-appointment or, in the case of those who were appointed or re-appointed on the same day, will be determined by lot. A retiring Director shall be eligible for re-election. A Director who is 70 or over at the date of the meeting shall also retire.

(v) Remuneration of Directors

The emoluments of any Director holding executive office for his services as such shall be determined by the Board, and may be of any description.

The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other provision of these articles) shall not exceed in aggregate £500,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day-to-day) at such rate as may from time to time be determined by the Board. In addition, any Director who does not hold executive office and who serves on any committee of the Board, goes or resides abroad for any purpose of the Company or performs services outside the scope of the ordinary duties of a Director may be paid such extra remuneration as the board may determine.

In addition to any remuneration to which the Directors are entitled under the articles, they may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Board or committees of the Board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

(vi) Permitted interests of Directors

Subject to the provisions of the Act, and provided that he has disclosed to the Board the nature and extent of any material interest of his, a Director notwithstanding his office:

(A) may be a party to, or otherwise interested in, any transaction or arrangement with the Company in which the Company is otherwise interested;

(B) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a Director;

(C) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(D) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(vii) Restrictions on voting

A Director shall not vote in respect of any contract, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is to his knowledge material, but these prohibitions shall not apply to:

(A) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(B) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the Director has assumed responsibility (in whole or in part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(C) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(D) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing 1% or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(E) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(F) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors of the Company or for persons who include Directors of the Company.

(viii) Borrowing powers

The Board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or to charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries so as to secure that, save with the previous sanction of an ordinary resolution of the Company, no money shall be borrowed if the aggregate principal amount outstanding of all Moneys Borrowed by the Company and its subsidiaries (as described in the articles) exceeds a sum equal to 3 times the Adjusted Capital and Reserves of the Company and its subsidiaries (as defined in the articles).

(ix) Indemnity of officers

Subject to the provisions of the Companies Acts (as defined in the articles) but without prejudice to any indemnity to which a Director may otherwise be entitled, every Director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

4. SHARE OPTION AND INCENTIVE ARRANGEMENTS

The Group currently operates the following arrangements:

(a) The 2002 Senior Management Operating Bonus Scheme

The 2002 Senior Management Operating Bonus Scheme (the "Operating Bonus Scheme") rewards the full-time Executive Directors and other management (currently 235 staff) based upon the annual profit performance of the Group, measured against annual budgeted profit as approved by the Board. The Operating Bonus Scheme

provides that a maximum of 50% of a participant's annual basic salary can be earned depending on the level of profit before interest and taxes ("PBIT") achieved against budget. No bonus is payable if PBIT achieved is less than 92.3% of budget.

60% of any bonus due will be paid within 14 days of the approval of the audited accounts of the Group. The remaining 40% will be paid four months from the date of the first payment.

In the event of a participant's retirement, death or termination of employment by reason of redundancy, ill health or disability or at the discretion of the Board (if dismissal is for any other reason), a participant or his personal representative will be entitled to receive a pro rata payment under the Operating Bonus Scheme. Any participant who resigns or leaves of his own accord prior to payment of any part of the bonus will not be eligible to receive a payment.

(b) The William Hill Executive Director Incentive Plan

The Executive Director Incentive Plan ("EDIP") was introduced to reward the Chief Executive Officer, David Harding, and the Group Finance Director, Tom Singer, in the event of admission of the Company's shares to the Official List of the UK Listing Authority. Under the EDIP each of David Harding and Tom Singer will be entitled to an award of Shares which will be the subject of a nil cost option. The number of Shares comprised in the award will be calculated by dividing the sum of £2.75million (in the case of David Harding) and £1.375million (in the case of Tom Singer) by the Offer Price. The awards of Shares will vest in three tranches which shall be on the first anniversary of the date of Admission (at which time up to 30% of the Shares under the award will vest), the second anniversary of the date of Admission (at which time up to 30% of the Shares under the award will vest) and the third anniversary of the date of Admission (at which time up to 40% of the Shares under the award will vest). The extent to which each tranche actually vests is determined by the achievement of performance targets involving the comparison of the total shareholder return ("TSR") performance of the Company to that of the constituent companies of the FTSE 250 as at the date of Admission. In computing the Company's TSR performance, the starting point shall be the Offer Price less a discount of 5%. If top quartile TSR performance is achieved on any vesting date, the full amount of Shares in that tranche will vest; if median TSR performance is achieved, half of the Shares in that tranche will vest; if TSR performance is between median and upper quartile, then between half and the full number of Shares will vest on a straight line basis. No Shares will vest if the Company achieves sub median TSR performance in the relevant measurement period. Those Shares which vest may be called for, without payment, within three years of the relevant vesting date.

(c) The William Hill Savings Related Share Option Plan (the "Share Option Plan")

Any employee or full time Executive Director of the Company or any of its participating subsidiaries who (if he is a Director) is required to devote at least 25 hours a week to his duties and who satisfies such service qualifications (not exceeding five years) as the Board shall determine from time to time will be eligible to participate in the Share Option Plan whenever it is operated. It is intended that the initial grant will be made on Admission.

Invitations to apply for options may normally only be issued during the 42 day period following the Company's announcement of its results for the preceding financial year, half year or other period. Invitations may also be issued during the 42 day period following either the approval of the Share Option Plan by the Inland Revenue, or the day on which the UK Listing Authority first admits Shares to listing. Invitations may only be issued outside these periods in exceptional circumstances. No options may be granted more than ten years after the adoption of the Share Option Plan.

Eligible employees who apply for options are required to enter into a savings contract to save a monthly amount of not less than £5 (or such other amount as is permitted by legislation from time to time and approved by the Board) and not more than £250 (or such higher amount as is permitted by legislation from time to time or as approved by the Board) for the term of the relevant savings contract. The number of Shares over which an option is granted is limited to the number which may be purchased at the exercise price out of the repayment proceeds of the related savings contract, including any bonus payable under the savings contract. Options may be granted over New or Existing Shares in the Company.

If the Board receives more acceptances than there are Shares available, applications may be scaled down.

The exercise price of an option shall be determined by the Board and, for the options granted on Admission, shall be (subject to Inland Revenue approval) at a 20% discount to the Offer Price.

Options will normally be exercisable within a period of six months from the date on which the savings contract matures. Under the invitations, participating employees will be given a choice as to whether this will occur three, five or seven years after the savings contract commenced, depending on the savings contract to which the option is linked.

Options will be exercisable early in certain specified circumstances including an optionholder's death, or if the optionholder ceases to be employed by reason of injury, disability, redundancy or retirement or on the sale of the business or the subsidiary company by which he is employed or, where the option has been held for at least three years, for any reason other than dismissal for cause. Options will also be exercisable within six months or, if earlier, at the end of a compulsory acquisition period, on a takeover, winding-up or the sanctioning by the court of a scheme of arrangement of the Company. Alternatively, following a takeover, options may, with the agreement of the acquiring company, be rolled over to become options over the acquiring company's shares. On early exercise, optionholders may purchase only so many Shares as their savings at the relevant date under the relevant savings contract together with any bonus will allow.

If an optionholder ceases employment other than in the specified circumstances, his options will lapse.

The exercise of options may be satisfied by the issue of new Shares by the Company or the Company may procure the transfer of Existing Shares held within the William Hill Employee Benefit Trust.

Shares allotted or transferred pursuant to the exercise of an option will rank *pari passu* with Shares in issue at the date of exercise, but will not rank for any rights attaching to Shares by reference to a record date which precedes the date of exercise of the option.

Options are not transferable and any attempt to transfer them will cause the option to lapse immediately.

Benefits under the Share Option Plan will not be pensionable.

On a variation of the Company's share capital the exercise price and/or the number of Shares comprised in an option may be adjusted with the approval of the Inland Revenue.

Amendments to the Share Option Plan which are to the advantage of eligible employees or optionholders are generally subject to the prior approval of the Company in general meeting. The Board may make minor amendments to the Share Option Plan without the prior approval of the Company in general meeting to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment, or to benefit the administration of the Share Option Plan. All changes are subject to the prior approval of the Inland Revenue.

(d) William Hill Long-term Incentive Plan 2002 (the "Plan")

The Plan will be administered by the Remuneration Committee. It will be operated in conjunction with the William Hill Employee Benefit Trust. The William Hill Employee Benefit Trust may be used to hold the Shares which are subject to awards under the Plan until the maturity of such awards.

Under the Plan, the Remuneration Committee may make two types of award to employees of the Group at the discretion of the Remuneration Committee: a basic award and a matching award (over newly issued or existing Shares). Each year the market value of the Shares subject to a basic award (calculated at the date of grant) cannot exceed 50% of the employee's basic salary. Shares subject to a matching award will be on a ratio of not more than one to one of the basic award. Accordingly, the maximum value of Shares which may be awarded in any financial year (calculated by reference to the market value of those Shares at the date an award is made) will not exceed 100% of a participant's basic salary. The Remuneration Committee will also recommend to the Trustee of the William Hill Employee Benefit Trust (the "Trustee") the number of Shares that should be comprised in each award. The Remuneration Committee may also in its discretion grant a matching award, to be on a ratio of not more than one to one of the basic award. It is envisaged that awards will be made annually subject to objective conditions, provided this is justified by corporate and individual performance. Awards may only be made within the period of 42 days following Admission and thereafter within the period of 42 days following announcement by the Company of its results for any period (or, in exceptional circumstances, at such other time as the Remuneration Committee thinks fit). Awards will be granted by deed, for no monetary consideration. No awards may be made more than ten years after the adoption of the Plan.

To the extent that existing Shares are used under the Plan these will be provided through an employee benefit trust established and funded by the Company. To the extent that New Shares are issued for the purposes of the Plan, institutional investors' guidelines on dilution of equity in connection with share schemes (as summarised in (e) below) will be complied with.

The initial performance condition for the basic and matching awards will relate to the growth in the Company's TSR over a three year period, compared to that achieved over the same period by an appropriate group of comparator companies. The comparator group will initially comprise those companies comprising the FTSE250 at the date of grant. TSR is the total shareholder return of a company over any period being a combination of its share price and dividend performance which shall be computed by comparing the average net return index of the relevant companies as calculated by Datastream. It is currently intended that the first awards will be made in January 2003.

At the end of the three year period the participant will be entitled to call for the release of the number of Shares which vest on maturity of each element of the award.

If the Company's TSR performance in this period is below median, none of the Shares comprising the basic award will vest. For each decile above median, 20% of the Shares comprising the basic award will vest.

In relation to the matching award, no shares will vest for below median performance, 33% of the Shares will vest for performance between median and upper quartile, 66% of the Shares will vest for performance between upper quartile and the top decile and 100% of the Shares will vest for top decile performance.

If a participant leaves employment before maturity of the award, his or her award will normally lapse. However, unless the participant has been dismissed for gross misconduct, a participant may exercise the award to the extent that it has vested at the date of termination of his employment within six months of the date of termination.

In addition:

(i) if the reason for leaving is redundancy, injury or disability, retirement at or after normal retirement age, early retirement (as agreed by the Remuneration Committee), pregnancy or death, a participant's award will remain in force and the extent to which the award may be exercised shall be determined by reference to the operation of the performance conditions; and

(ii) if the Company is taken over, a participant's award will vest to the extent that the performance conditions, in relation to each element of the award, are satisfied at the date before the relevant event.

Awards are not transferable and may only be realised by the persons to whom they are granted (or, in the case of death, by their personal representatives).

Benefits under the Plan will not be pensionable.

In the event of a variation of the Company's ordinary share capital, the number of Shares subject to an award may be adjusted by the Trustee.

Shares issued under the Plan will rank *pari passu* with all other Shares then in issue. The Company will apply to the London Stock Exchange for such Shares to be admitted to the Official List.

The Remuneration Committee may alter the rules of the Plan provided that alterations to the Plan which are to the advantage of employees or participants are not made without the prior approval of the shareholders of the Company in general meeting. The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration which benefits the administration of the Plan. In addition, no amendment may operate to adversely affect any right already acquired by a participant.

(e) Limitations on dilution of capital

No option may be granted under the Share Option Plan or award granted under the Plan which would, at the time of grant, cause the number of Shares which have been or may be issued in pursuance of options or awards granted under all share schemes established by the Company to exceed 10% of the Company's issued ordinary share capital in relation to options or awards granted in the ten years ending with the date of grant thereof.

No award may be granted under the Plan which would, at the time of grant, cause the number of Shares which have been or may be issued in pursuance of options or awards granted under all discretionary share schemes

established by the Company to exceed 5% of the Company's issued ordinary share capital in relation to awards granted in the ten years ending with the date of grant thereof.

Where options under the Share Option Plan or awards under the Plan will be satisfied by a transfer of existing Shares purchased on the market by an employee trust, the above limits will not apply.

5. PENSION SCHEME

The Group operates one exempt approved occupational pension scheme for its staff, the William Hill Pension Scheme ("WHPS"). The WHPS has two sections:

The first section (the "Retirement Plan") provides defined benefits based on Final Pensionable Pay and length of service. Final Pensionable Pay is based on total monetary earnings, excluding bonuses, minus an amount equal to the lower earnings limit for national insurance contribution purposes. The Retirement Plan is contracted out of the State scheme.

The second section is the Pension Savings Plan 2001 (the "Savings Plan") which replaced an earlier savings plan which had been in effect since 6 April 1997. As amended, the Savings Plan came into effect on 1 July 2001. The Savings Plan provides benefits on a defined contribution basis and is not contracted out of the State scheme.

A recent review of the contracted out status of the Retirement Plan (originally formulated on a guaranteed minimum pension basis but switched to a protected rights basis with effect from 1997) has been carried out and the Company has decided that the Retirement Plan should for the time being remain contracted out.

The eligibility requirements under the Savings Plan are such that the exemption from the requirement to designate a stakeholder scheme applies. Membership of the Retirement Plan is now by invitation only. Life cover is also provided to all employees who are under the age of 65 and have at least one year of company service.

The Retirement Plan has a normal retirement age of 63 (with the exception of John Brown whose normal retirement age is 60) and the Savings Plan has a normal retirement age of 65.

When the Retirement Plan was set up in 1990, membership was available to employees aged 30 or over, who had completed five years' service and worked at least 16 hours per week. The 16 hours per week restriction was removed in July 2000 and those previously excluded on the grounds of their working hours were permitted to join. In February 2001 the House of Lords decided that part-time employees who had been unfairly refused access to their employers' pension schemes could bring claims against their employer for past pension benefits within six months of leaving employment, in respect of any period of service after 8 April 1976. Any such backdating of claims is, however, conditional on the employee paying all contributions owing in respect of the period for which benefits are claimed. To date, five such cases have been brought against William Hill. Two of these cases were time barred and two have been settled. The remaining case is stayed pending the outcome of a similar test case.

There are two classes of membership of the Savings Plan and the eligibility conditions are as follows:

Provisional – Aged 18 to 60 and have completed at least nine months of service.

Full – Aged 25 to 60 and have completed at least two years of service.

For Provisional members there is no employer contribution. For Full members the contributions by member and employer are generally matching and are based on age and grade, ranging from 3% to 5%. For members aged 40 and over the employer contributes at higher rates depending on the members' grade.

The Executive Directors and certain other senior executives affected by the Earnings Cap introduced by the Finance Act 1989 are generally entitled to a salary supplement based on a percentage of their basic salary. This is paid monthly via payroll and does not attract other benefits. They are also generally provided with unapproved life cover. A Funded Unapproved Retirement Benefits Scheme ("Furbs") was set up for two of the employees who were affected by the Earnings Cap. However, no further contributions are being made to the Furbs and it has now been split into two separate arrangements for tax purposes. There are currently nine directors who are affected by the Earnings Cap.

The Executive Directors and certain other senior executives are provided with permanent health insurance.

The following is a summary of the results of the formal actuarial valuation as at 30 September 2001.

Membership as at 30 September 2001	Retirement Plan	Pension Savings Plan 2001
Active Members	1,904	846
Deferred Members	724	3
Pensioners	531	0
Total	3,159	849

The results of the valuation as at 30 September 2001 showed that on an ongoing basis, the assets of the Scheme represented 99% of the accrued liabilities based on projected Final Pensionable Pay. Based on the market value of assets at this date of £105.4 million, there was a past service deficit of approximately £1.2 million. Under the Minimum Funding Requirement (MFR) introduced by the Pensions Act 1995, the Scheme's assets represented 112% of the Scheme's liabilities on this basis.

Following the results of the valuation, it was agreed that the Company pays contributions in respect of Retirement Plan members at the rate of 13.5% of Pensionable Pay.

6. DIRECTORS' SERVICE CONTRACTS AND LETTERS OF APPOINTMENT

6.1 David Harding is employed as Chief Executive and Tom Singer is employed as Group Finance Director and both entered into new service agreements with the Company in May 2002.

In line with the recommendations of the Combined Code, the Company can terminate an Executive Director's service agreement by giving the executive 12 months' written notice. The Executive Director is required to give 12 months' written notice if he wishes to terminate his service agreement.

The annual basic salaries of Mr Harding and Mr Singer are £350,000 and £220,000, respectively. This sum includes any sum due to each Executive Director in director's fees from the Company or any Group company. The salaries will be reviewed annually with the first review to take place on 1 March 2003.

In the event that either of the Executive Director's appointment is terminated, either by the Company or by the Director for "good reason", within the period of 12 months after a change of control of the Company, the Company is obliged, within seven days after the employment terminates, to pay the Director a sum equal to the basic salary and benefits which the Executive Director would have been entitled to for the contractual notice period. The Executive Directors are entitled to membership of the Company's pension scheme. They are also provided with a company car (or car allowance), life assurance, medical insurance benefits and permanent health insurance.

Both Executive Directors are eligible to participate in the 2002 Operating Bonus Scheme and in the EDIP. Under the terms of a side letter dated 28 May 2002, both Directors are also entitled to a bonus which is based on the enterprise value of the Group (being the Company's market capitalisation and outstanding debt) by reference to the Offer Price and which is conditional on Admission. At the mid-point of the Price Range, Mr Harding's bonus would be approximately £2.7 million and Mr Singer's bonus would be approximately £1.4. The bonus is to be satisfied by a right to acquire at nil cost a number of Shares to be calculated by dividing the amount of the bonus by the Offer Price. The option in respect of 50% of the Shares which will be the subject of the nil cost option will be exercisable at any time in the three year period following the date of announcement of the Company's results for the 2002 financial year and the remaining 50% will be exercisable at any time in the three year period following the date of announcement of the Company's results for the 2003 financial year (the "2003 Date"). Alternatively, either Director may elect to have 50% of the bonus, calculated on the basis described above, in cash within seven days of Admission, in which case the remaining 50% only shall be the subject of a nil cost option which can be exercised at any time in the three year period following the 2003 Date.

6.2 John Brown was appointed as Chairman of the Board of the Company under the terms of a letter of appointment dated 24 May 2002. Mr Brown has agreed to work for approximately two days per week. Under Mr Brown's letter of appointment, it is anticipated that his appointment as Chairman will continue until conclusion of the Company's 2003 annual general meeting whereupon he is expected to step down from the Board. His appointment may be terminated prior to this date by either party giving to the other not less than six month's prior written notice.

Mr Brown's annual remuneration for his duties as Chairman is £150,000. He is also entitled to a cash bonus of £500,000 conditional on Admission. He is entitled to membership of the Company's pension scheme as well as a company car and life and medical insurance benefits. Under the terms of a Call Option Agreement dated 29 March 1999, John Brown currently holds an option to acquire 300,615,057 redeemable preference shares of $\frac{10}{2707}$ pence each in the Company. The shares are currently held by William Hill Employee Shares Trustee Limited. Mr Brown will be entitled to exercise his option and acquire such shares prior to Admission. These shares are mandatorily redeemable by the Company upon Admission (as described in paragraph 2.6 above) for a total cost of £111,051.

6.3 Charles Scott serves the Company as a Non-Executive Director under a letter of appointment effective from 20 May 2002. Mr Scott is Chairman of the Nominations Committee and is the nominated senior independent Non-Executive Director. David Allvey and Barry Gibson serve the Company as Non-Executive Directors and chair the Audit and Remuneration Committees, respectively, under letters of appointment effective from 17 May 2002 and 22 May 2002, respectively. Their appointment may be terminated at any time without compensation in accordance with the articles of association of the Company. Under their letters of appointment, these Non-Executive Directors are each entitled to receive a fee of £35,000 per annum and reimbursement of their out-of-pocket expenses.

Yagnish Chotai and Donald Mckenzie serve the Company as Non-Executive Directors under letters of appointment dated 28 May 2002 and are each entitled to receive a fee of £30,000 per annum and reimbursement of out-of-pocket expenses.

6.4 The total aggregate remuneration of the Directors by any member of the Group for the 2001 financial year was £1,610,000 including pension contributions and benefits in kind.

6.5 In addition to any amounts payable under the annual bonus scheme in respect of the 2001 financial year, the amount payable by the Group to the Directors for the current financial year under arrangements in force at the date of this document is estimated to be £6 million. This includes £4.6 million in respect of a bonus conditional on admission (as explained above in paragraph 6.1 of Part 9), but excludes any amounts due under the EDIP (as described in paragraph 4(b) of Part 9).

6.6 There is no arrangement under which any Director has agreed to waive future emoluments, nor has there been any waiver of emoluments during 2001 financial year.

7. DIRECTORS' INTERESTS

7.1 The following Directors intend to apply for the following number of Shares under the Global Offer, assuming the Offer Price is set at the mid-point of the Price Range:

David Allvey	10,000 Shares
Barry Gibson	16,279 Shares
Charles Scott	53,488 Shares

7.2 In addition, the Company has been notified of the following beneficial interests relating to the Existing Shares by each Director pursuant to section 324 of the Act.

John Brown	3,340,438 Existing Shares
Donald Mackenzie	430,363 Existing Shares
Yagnish Chotai	63,258 Existing Shares
Charles Scott	32,484 Existing Shares

None of the other Directors is currently interested in any Shares. There are no beneficial or non-beneficial interests other than those above in this paragraph 7 relating to the Shares that have been notified by any Director to the Company pursuant to section 324 or section 328 of the Act or that are required pursuant to section 325 of the Act to be entered in the register referred to therein, and there are no interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under the Listing Rules, and the existence of which is known to or could with reasonable diligence be ascertained by that Director.

7.3 No loans or guarantees have been granted or provided to or for the benefit of the Directors by the Company or any of its subsidiaries.

7.4 Save as set out under paragraph 13 of this Part, no Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of William Hill which has been effected by the Company since its incorporation.

7.5 In August, 2001 John Brown (the Chairman of the Company), The John Brown 1997 Discretionary Settlement and The John Brown 1997 Discretionary Settlement No. 2 sold to Ogier Employee Benefit Trustee Limited, as trustee of the William Hill Employee Benefit Trust, a total of 617 'A' ordinary shares, 617 'B' ordinary shares of 10 pence each in WHH (representing 0.012% of the ordinary shares in WHH) and 111,051 options over preference shares in WHH (representing 11.1% of the options over preference shares in WHH) for an aggregate consideration of £4,000,619. The acquisition of these shares and options, together with the acquisition of the same number of shares and options from Robert Lambert (the Finance Director of William Hill at the time), was funded by the Employee Benefit Trust by a loan from William Hill. The Employee Benefit Trust intends to repay £5 million of this loan from the proceeds of sale of Existing Shares in the Global Offer.

8. SUBSTANTIAL SHAREHOLDINGS

Insofar as is known to the Company, the following persons have interests (within the meaning of Part VI of the Act) which represent 3% or more, or will on Admission represent 3% or more, of the issued share capital of the Company:

Shareholder	Number of Ordinary Shares currently held	Percentage of issued share capital	Number of Ordinary Shares held after the Offer assuming no exercise of the Over-allotment Option(1)	Percentage of issued share capital(1)	Number of Ordinary Shares held after the Offer assuming full exercise of the Over-allotment Option(1)(2)	Percentage of issued share capital(1)(2)
CVC European Equity Partners II L.P.[(3)]	68,189,330	25.19	53,775,338	12.54	44,432,577	10.36
Coal Pension Venture Limited Partnership[(4)]	22,857,908	8.44	18,026,159	4.20	14,894,350	3.47
Cinven Fund No. 1 Limited Partnership[(4)]	15,321,620	5.66	12,082,906	2.82	9,983,660	2.33
Citicorp Capital Investors Europe Limited[(3)]	17,238,176	6.37	13,594,337	3.17	11,232,499	2.62
CVC European Equity Partners II (Jersey) L.P.[(3)] ..	17,156,966	6.34	13,530,293	3.16	11,179,582	2.61
Second Cinven Fund US No. 2 Limited Partnership[(4)] ...	12,262,710	4.53	9,670,595	2.26	7,990,456	1.86
Railway Pension Venture Capital Limited [(4)]	12,029,908	4.44	9,487,003	2.21	7,838,760	1.83
Barclays UK Retirement Fund Venture Limited Partnership [(4)]	12,029,908	4.44	9,487,003	2.21	7,838,760	1.83
Second Cinven Fund No. 1 Limited Partnership [(4)]	8,321,318	3.07	6,562,342	1.53	5,422,221	1.26

(1) *Based on an Offer Price at the mid-point of the Price Range. The number of Existing Shares to be sold by the Institutional Shareholders will be dependent on the Offer Price. Existing Shares may also be sold by the Institutional Shareholders pursuant to the Over-allotment Option. See Part 8.*

(2) *The number of Existing Shares to be subject to the Over-allotment Option will, in aggregate, be equal to 15% of the total number of Shares to be issued or sold in the Global Offer. See Part 8.*

(3) *Funds and investors managed or advised by CVC Capital Partners Limited or an affiliate thereof. The funds and investors managed or advised by CVC Capital Partners Limited or an affiliate thereof hold a total of 106,888,602 Shares, representing 39.5% of the issued share capital of the Company.*

(4) *Funds managed by Cinven Limited. The funds managed by Cinven Limited hold a total of 120,293,666 Shares, representing 44.4% of the issued share capital of the Company.*

(5) *Both Citicorp Capital Investors Europe Limited which holds 6.37% of the ordinary share capital of William Hill, and Schroder Salomon Smith Barney are wholly owned, indirect, subsidiaries of Citigroup Inc.*

In so far as is known to the Company, save as disclosed above, the Company is not aware of any other person who, directly or indirectly, is interested in 3% or more of the issued share capital of the Company. The Company is not aware of any person who, following the Global Offer, directly or indirectly, jointly or severally, will exercise or could exercise control over the Company.

9. PRINCIPAL SUBSIDIARY UNDERTAKINGS

The Company is the holding company of the Group. The following table shows details of the Company's principal subsidiary undertakings. Each of these companies is wholly owned by a member of the Group, the issued share capital of each is fully paid and each will be included in the consolidated accounts of the Group (unless otherwise specified):

Name of company	Registered or principal office	General nature of business	Share capital (issued and fully paid)
William Hill Holdings Limited	Greenside House 50 Station Road Wood Green London N22 7TP	Holding company	50,000 'A' ordinary shares of 10p each; 50,000 'B' ordinary shares of 10p each; 1,000,000 preference shares of 10p each; 20 deferred shares of 10p each
William Hill Investments Limited	Greenside House (as above)	Intermediate Holding company	2 ordinary shares of £1 each
Will Hill Limited	Greenside House (as above)	Intermediate Holding company	100,000 ordinary shares of £1 each; 50,001 deferred shares of £1 each
William Hill Organization Limited	Greenside House (as above)	Betting services and investment holding	14,685,856 ordinary shares of 10p each; 100 'B' shares of 10p each
William Hill Finance plc	Greenside House (as above)	Finance company	3,810,000 ordinary shares of £1 each
Camec Limited	Greenside House (as above)	Betting services	10,000 ordinary shares of £1 each; 100 'B' ordinary shares of 10p each
Laystall Limited	Greenside House (as above)	Betting services	980,100,038 ordinary shares of 5p each; 100 'B' ordinary shares of 10p each
William Hill Casino NV	New Haven Office Centre, 31 Emancipatie Boulevard, P.O. Box 6052, Curacao, Netherlands Antilles	Online casino	6,000 ordinary shares of US$1 each
Baseflame Limited	Greenside House (as above)	Holding Company	2 ordinary shares of £1 each
Betwilliamhill.com Limited	29 Redcliffe Street, St. Johns, Antigua and Barbuda	Betting services	450,000 ordinary shares of £1 each; 1 ordinary share of US$1; 1,400,000 ordinary redeemable shares of £1 each; 200,000 income shares of £1 each
Brooke Bookmakers Limited	Greenside House (as above)	Betting services	18 ordinary shares of £1 each
Camec (Provincial) Limited	Greenside House (as above)	Betting services	10,000 ordinary shares of £1 each

Name of company	Registered or principal office	General nature of business	Share capital (issued and fully paid)
Camec (Scotland) Limited	Greenside House (as above)	Betting services	2,000 ordinary shares of £1 each
Camec (Southern) Limited	Greenside House as above)	Betting services	6,268,864 ordinary shares of 5p each
Evenmedia Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Eventip Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Gearnet Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Goodfigure Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Ixora Company Limited	29 Redcliffe Street, St. Johns, Antigua and Barbuda	Service Company	10,000 ordinary shares of £1 each; 1 ordinary share of US$1; 90,000 ordinary redeemable shares of £1 each
James Lane Group Limited	Greenside House (as above)	Betting services	10,908,000 ordinary shares of 10p each
Matsbest Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Matsdom Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Matsgood Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Vynplex Limited	15 Mark Lane Leeds LS1 8LB	Property Investment	100 ordinary shares of £1 each
William Hill Bookmakers (Ireland) Limited	39-40 Upper Mount Street, Dublin 2 Ireland	Betting services	1 ordinary share of IR€1.25 each
William Hill (Caledonian) Limited	9/15 North Drive Glasgow G1 4BL	Betting services	30,000 ordinary shares of £1 each
William Hill Call Centre Limited	39-40 Upper Mount Street, Dublin 2 Ireland	Call Centre	165,001 ordinary shares of €1 each
William Hill (Course) Limited	15 Mark Lane Leeds LS1 8LB	Betting services	20,210,000 ordinary shares of 5p each
William Hill Credit Limited	15 Mark Lane Leeds LS1 8LB	Betting services	15,150 ordinary shares of £1 each
William Hill (Effects) Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
William Hill Employee Shares Trustee Limited	Greenside House (as above)	Corporate Trustee	2 ordinary shares of £1 each
William Hill (Goods) Limited	Greenside House (as above)	Property Investment	2 ordinary shares of £1 each
William Hill (IOM) Limited	15-19 Athol Street, Douglas, IM99 1LB Isle of Man	Betting services	32 ordinary shares of £1 each
William Hill (IOM) No. 3 Limited	15-19 Athol Street, Douglas, IM99 1LB Isle of Man	Investment Holding	450,001 ordinary shares of £1 each 1,400,000 redeemable ordinary shares of £1 each
William Hill Index (London) Limited	Greenside House (as above)	Spread Betting	715,000 ordinary shares of £1 each

Name of company	Registered or principal office	General nature of business	Share capital (issued and fully paid)
William Hill International Limited	29 Redcliffe Street, St. Johns, Antigua and Barbuda	Betting services	300,000 ordinary shares of £1 each; 1 ordinary share of US$1; 1,000,000 ordinary redeemable shares of £1 each; 150,000 income share of £1 each
William Hill Internet Ventures Limited	29 Redcliffe Street, St Johns, Antigua and Barbuda	Online casino	10,000 ordinary shares of US$1 each; 90,000 ordinary redeemable shares of US$1 each
William Hill (Football) Limited	Greenside House (as above)	Betting services	10,000 ordinary shares of £1 each
William Hill (Grampian) Limited	9/15 North Drive Glasgow G1 4BL	Betting services	1,000 ordinary shares of £1 each
William Hill (London) Limited	Greenside House (as above)	Betting services	2 ordinary shares of £1 each
William Hill (Midlands) Limited	15 Mark Lane Leeds LS1 8LB	Betting services	3,030 ordinary shares of £1 each
William Hill (North Eastern) Limited	15 Mark Lane Leeds LS1 8LB	Betting services	1,519,220 ordinary shares of 5p each
William Hill (North Western) Limited	15 Mark Lane Leeds LS1 8LB	Betting services	900 ordinary shares of £1 each
William Hill Offshore Limited	39-40 Upper Mount Street, Dublin 2 Ireland	Betting services and investment holding	330,001 ordinary shares of €1 each
William Hill (Products) Limited	Greenside House (as above)	Property Investment	2 ordinary shares of £1 each
William Hill (Resources) Limited	Greenside House (as above)	Property Investment	2 ordinary shares of £1 each
William Hill (Scotland) Limited	9/15 North Drive Glasgow G1 4BL	Betting services	21,000 ordinary shares of £1 each
William Hill (Southern) Limited	Greenside House (as above)	Betting services	45,225 ordinary shares of £1 each
William Hill (Stock) Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
William Hill (Strathclyde) Limited	9/15 North Drive Glasgow G1 4BL	Betting services	10,000 ordinary shares of £1 each
William Hill (Supplies) Limited	Greenside House (as above)	Property Investment	2 ordinary shares of £1 each
William Hill Trustee Limited	Greenside House (as above)	Corporate Trustee	2 ordinary shares of £1 each
William Hill (Wares) Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
William Hill (Western) Limited	Greenside House (as above)	Betting services	11,000 ordinary shares of 10p each
Windsors (Sporting Investments) Limited	15 Mark Lane Leeds LS1 8LB	Investment holding	5,512,000,000 ordinary shares of 5p each; 26,636,302 deferred shares of £1 each

10. PRINCIPAL INVESTMENTS

Details of William Hill's main investments in other undertakings over the last three financial years and during the current financial year are as follows:

Name of company	Registered or principal office	General nature of business	Share capital issued and percentage owned
Satellite Information Services (Holdings) Limited	Satellite House, 17 Corsham Street, London N1 6DR	Sports broadcasting and information services	221,606 ordinary shares of 10p each (19% owned by the Group)
49's Limited	7a Great Queen Street, London WC2B 5DG	Gambling and betting activities	6 ordinary shares of £1 each (33.33% owned by the Group)

11. Premises

William Hill's principal administrative offices are located in London and are occupied under a lease expiring in 2111. William Hill's main operational facilities in Leeds are occupied under two leases expiring in 2011 and 2016. Details of the principal properties of the Group are set out below:

Address	Description	Size (square feet – approximate)	Tenure	Expiry of term	Current rent per annum	Lessee
Part 1st, 4th and 5th Floors, Lewis' Department Store, 15 Mark Lane, Leeds	Offices related to various operational and administrative functions of the Group's business	29,100	Leasehold	24 December 2016	£269,075	William Hill Organization Limited
1st, 2nd and 3rd Floors, St John's Centre, Leeds	Offices related to various operational and administrative functions of the Group's business	24,150	Leasehold	23 June 2011	£387,750	William Hill Organization Limited
Greenside House, 50 Station Road, Wood Green, London N22 7TP	Head office	30,000	Long leasehold	28 September 2111	Peppercorn	Camec Limited
Clifton House, Finsbury Park, London N4	London Regional Office					
	Units 14, 15 and 19	9,500	Leasehold	25 March 2018	£123,140	Camec Limited
	Units 5, 12 and 18	8,250	Leasehold	24 December 2009	£164,500	Camec Limited
	Units 1 and 17	4,800	Leasehold	24 December 2009		Camec Limited
Unit F, Milshaw Park Estate, Leeds	Depot, field services store, work shop and ancillary offices	5,500	Leasehold	24 December 2006	£27,378	William Hill Organization Limited
6th, 7th and 8th Floors, Milton House, Charter Row, Sheffield	Call and computer centre and offices	28,750	Leasehold	8 November 2016	£430,561	William Hill Credit Limited
Suite 1, Ground Floor, Woodhead House, Centre 27, Birstall, Leeds	Offices and computer centre	2,550	Leasehold	14 June 2016	£46,442	William Hill Organization Limited

The majority of William Hill's real property is occupied under lease and constitutes the premises from which its LBOs operate. As at 13 May 2002, of William Hill's 1768 property interests, 1578 were leaseholds, with 168 leases contractually expiring prior to 31 December 2002. Of the leasehold interests, all but 5 of the trading LBOs situated in England and Wales have statutory renewal rights, whereby the tenant is entitled to a new lease upon expiry of the old one, unless the landlord can prove one of a limited number of grounds of opposition. These include, apart from certain circumstances where the tenant is in default, the landlord requiring possession to carry out substantial development works, or requiring the premises for his own business

or residential use. 177 leasehold interests are situated in Scotland where there are no such statutory rights and renewals are the subject of contractual negotiations. Only one of these interests contractually expires before 31 December 2002. As at 13 May 2002, William Hill owned a total of 190 freehold properties.

Properties which have become surplus to the requirements of the Group have, in general, been disposed of to third parties. The majority of such properties are leasehold and disposal activity is focused on surrendering the properties back to the landlord. Where leases are assigned to third parties, the Group remains liable for rent and performance of the terms of the leases if the relevant third party defaults (save in the case of property in Scotland unless otherwise provided for in the terms of the relevant lease). However, the Group is currently making payment under the doctrine of first tenant's liability in relation to only one such property and this liability is not material.

12. UNDERWRITING AGREEMENT

Pursuant to an agreement dated 29 May 2002 between and among the Company, the Directors, the Selling Shareholders and the Managers (the "Underwriting Agreement"):

(a) The Company and the Selling Shareholders have agreed, subject to determination of the Offer Price and to certain other conditions, to issue and sell, as the case may be, the New Shares and the Existing Shares to be issued and sold under the Global Offer at the Offer Price;

(b) The Managers have agreed, subject to determination of the Offer Price, certain other conditions that are typical for an agreement of this nature, including the New Bank Facility having become unconditional (subject to Admission) and Admission and deciding to proceed with the Global Offer, to procure subscribers and purchasers for or, failing which, to subscribe for and purchase themselves the New Shares and the Existing Shares to be issued and sold under the Global Offer at the Offer Price. The Underwriting Agreement will become unconditional on Admission;

(c) The Institutional Shareholders have granted the Over-allotment Option to Schroder Salomon Smith Barney, pursuant to which Schroder Salomon Smith Barney may, subject to certain conditions, procure purchasers for or purchase itself up to such number of additional Existing Shares expected to represent 15% of the total number of New Shares and Existing Shares issued or sold under the Global Offer at the Offer Price, for the purposes, amongst other things, of allowing Schroder Salomon Smith Barney to meet over-allocations, if any, in connection with the Global Offer and to cover short positions resulting from stabilising transactions. The number of Existing Shares to be transferred pursuant to the Over-allotment Option, if any, will be determined not later than 30 days from Admission. Settlement of the Over-allotment Option will take place shortly after the exercise of the Over-allotment Option;

(d) The Institutional Shareholders are expected to lend to Schroder Salomon Smith Barney, as stabilising manager, Shares that will enable Schroder Salomon Smith Barney to settle, on Admission, over-allotments, if any, in connection with the Global Offer;

(e) The Company has agreed to pay to the Managers, conditional on Admission, a commission equal to 3% of the Offer Price multiplied by the number of New Shares issued by the Company in the Global Offer. The Company may also pay to the Managers a further incentive fee of up to 0.75% on the value at the Offer Price of the Shares issued by it, payable at the discretion of the Company. The Institutional Shareholders have agreed to pay to the Managers, conditional on Admission, a commission equal to 3% of the Offer Price multiplied by the number of Existing Shares (if any) sold by the Institutional Shareholders in the Global Offer including the Existing Shares (if any) sold under the Over-allotment Option (allocated on a *pro rata* basis between the Institutional Shareholders in proportion to the number of Existing Shares (if any) being sold by such Institutional Shareholder in the Global Offer or under the Over-allotment Option to the total number of Existing Shares (if any) being sold by all of the Institutional Shareholders in the Global Offer or under the Over-allotment Option) together with a commission equal to 1.5% of the Offer Price multiplied by the number of Existing Shares (if any) sold by management shareholders (allocated on a *pro rata* basis between the Institutional Shareholders in proportion to the number of Existing Shares (if any) being sold by such Institutional Shareholder in the Global Offer to the total number of Existing Shares (if any) being sold by all of the Institutional Shareholders in the Global Offer). The Institutional Shareholders may also pay to the Managers a further incentive fee of up to 0.75% on the value at the Offer Price of the Shares sold by the Institutional Shareholders, and up to 0.375% on the value of the Offer Price of the Shares sold by management, each payable at the discretion of the Institutional Shareholders. The EBT has agreed to pay the Managers, conditional on Admission, a

commission equal to 3% of the Offer Price multiplied by the number of Existing Shares sold by the EBT in the Global Offer. The EBT may also pay to the Managers a further incentive fee of up to 0.75% on the value of the Offer Price of the Shares sold by it, payable at the discretion of the EBT. The Managers have agreed to pay all commissions due to the Intermediaries in respect of Shares allocated pursuant to the Intermediaries Offer;

(f) The obligations of the Company and the Selling Shareholders to issue or sell, as the case may be, Shares and the obligations of the Managers to procure subscribers and/or purchasers for, or failing which to themselves subscribe for or purchase, the Shares to be issued and sold under the Global Offer will be subject to the execution of a supplementary agreement to record the Offer Price and to certain conditions including, amongst others, that Admission occurs by not later than 8.00 a.m. on 20 June 2002 or such later time and/or date as Schroder Salomon Smith Barney and Deutsche Bank may agree with the Company, Cinven and CVC. Schroder Salomon Smith Barney and Deutsche Bank may terminate the Underwriting Agreement in certain circumstances that are typical for an agreement of this nature prior to Admission. These circumstances include the occurrence of certain significant changes in the condition (financial or otherwise), prospects or earnings of the Company or any other member of the Group and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement);

(g) The Company and the Selling Shareholders have severally agreed to pay (in the portions as set out in the Underwriting Agreement) by way of reimbursement to the Underwriters or as otherwise set out in the Underwriting Agreement, any stamp duty or stamp duty reserve tax arising on the issue or initial sale (as applicable) of Shares by them under the Global Offer (including in the case of the Institutional Shareholders pursuant to the Over-allotment Option);

(h) The Company has agreed to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, amongst others, the Global Offer, Admission or the other arrangements contemplated by the Underwriting Agreement; and

(i) The Company has given certain representations, warranties, undertakings and indemnities to the Managers. The liabilities of the Company under the Underwriting Agreement are not limited as to amount or, except in respect of the warranties given by it, by time. The Directors have given certain representations, warranties and undertakings to the Managers. The liabilities of the Directors under the Underwriting Agreement are limited as to time and amount. The Selling Shareholders have given certain representations, warranties and undertakings to the Managers. The liabilities of the Selling Shareholders under the Underwriting Agreement are limited as to time and amount.

Subject to Admission, pursuant to the Underwriting Agreement and certain related lock-up agreements:

(a) The Company has undertaken to Schroder Salomon Smith Barney, except with the prior written consent of Schroder Salomon Smith Barney, not to issue any Shares, nor any options in respect of, or other rights to subscribe for, any Shares or any other securities until the date on which the Company's results for the 52 weeks ending 31 December 2002 are published (the "Publication Date") except (i) pursuant to the Global Offer; (ii) under any share option scheme described in this document; or (iii) pursuant to the acquisition of a business or company provided that the market value of the Shares being issued does not exceed £50,000,000; and

(b) The Directors and the other shareholders in the Company have severally undertaken to Schroder Salomon Smith Barney and Deutsche Bank, except with the prior written consent of Schroder Salomon Smith Barney (having given Deutsche Bank the opportunity to make representations and taking account of any reasonable requests then made) not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offer of, any Shares (or any interest therein or in respect thereof) or enter into any transaction with the same economic effect as any of the foregoing and to use all reasonable endeavours to ensure that no connected person does any of the foregoing with respect to any Shares for the time being owned by such person (in each case other than pursuant to the Underwriting Agreement) except pursuant to the Global Offer and in accordance with this document at any time until the Publication Date. However, these provisions do not preclude (i) a Director or a shareholder from accepting any offer (or giving an irrevocable undertaking to accept an offer) for shares in the Company of a kind to which the City Code applies (including, without limitation, pursuant to a compromise or arrangement under section 425 of the Companies Act or a scheme of reconstruction under section 110 of the Insolvency Act 1986); or (ii) any disposal or agreement to dispose of shares in the Company between

the Directors, the current shareholders and connected persons (as defined in section 346 of the Companies Act) provided such persons agree, in a form previously agreed with Schroder Salomon Smith Barney, to be subject to similar restrictions; or (iii) in the case of the Institutional Shareholders, any transfer to any member of its group or any nominee of an institutional fund provided that the transferee has first agreed by deed to be bound by the similar restrictions.

13. MATERIAL CONTRACTS

The following material contracts (not being contracts entered into in the ordinary course of business have been entered into by a member of the Group within the period of two years immediately preceding the date of this document:

(a) Underwriting Agreement

The Underwriting Agreement referred to in paragraph 12 above.

(b) Lock-up arrangements

John Brown, two of his related trusts and Robert Lambert (the former Group Finance Director of William Hill) are party to a lock-up arrangement with the Company, Cinven and CVC, whereby they will not sell any of their Shares until a listing of the Shares in the Company. If the listing were to occur before 1 September 2004, the lock-up would end on the earlier of 1 September 2004 and 12 months after the listing (or, if later, the end at the same time as any lock-up agreed by Cinven and CVC in respect of the Shares in the Company retained by them after the listing). If the listing were to occur after 1 September 2004, the lock-up would be extended in accordance with orderly marketing arrangements. These lock-up arrangements have, subject to Admission, been replaced by the arrangements described in paragraph 12 above.

(c) Group re-organisation

On 15 April 2002, the Company entered into an Exchange Agreement with WHH and all of the then shareholders in WHH, whereby the Company acquired the entire issued share capital in WHH from the shareholders in WHH. In consideration for the acquisition, the Company allotted the Existing Shares to the then shareholders in WHH.

The Company also entered into an Investment and Shareholders' Agreement on 15 April 2002 with the then shareholders in WHH who, following the transfer of shares in WHH and the allotment and issue of the Existing Shares by the Company to them pursuant to the Exchange Agreement, became shareholders in the Company. The Investment and Shareholders' Agreement will terminate upon Admission.

Under the Investment and Shareholders Agreement, each of Cinven and CVC are entitled to appoint two directors to the Board of the Company, and to any board of any Subsidiary. The Chairman of each of the audit committee and the remuneration committee is chosen by Cinven and CVC.

Material decisions involving the company require the consent of either Cinven and CVC, or the directors appointed by them. Examples of matters requiring such consent are the issue of shares, the alteration in the Company's capital, the payment of dividends, the transfer of shares, acquisitions and disposals of subisidiary undertakings and material assets, arrangements outside the ordinary course of business, the granting of security, the approval of financial statements and the budget, the entering into or the variation of loan facilities, the appointment, dismissal or the variation of the terms of employment of senior management, the remuneration of directors, and the establishment of share option and incentive schemes. Each of Cinven and CVC are entitled to receive and review management accounts, and such other information concerning the Company's and/or its Subsidiaries' activities as they may request. Cinven and CVC each receive certain directors and monitoring fees from the Company. Those persons listed in "Senior management" in Part 2 are subject to certain restrictive covenants, set out in the Investment and Shareholders Agreement.

John Brown and Charles Scott, Directors of the Company and shareholders in WHH were party to the Exchange Agreement and are party to the Investment and Shareholders' Agreement.

(d) New Bank Facility

A new bank facility (the "New Bank Facility") was entered into by the Company on 29 May 2002, with Barclays Capital (the investment banking division of Barclays Bank plc), Deutsche Bank and The Royal Bank of Scotland plc as arrangers ("Arrangers") and Deutsche Bank as agent ("Agent"). A portion of the funds drawn

down from the New Bank Facility, together with funds raised in the Global Offer and cash resources of the Group, will be used to repay all outstanding amounts under the Credit Agreement described in paragraph 13(e) of this Part 9. See "Reasons for listing and use of proceeds" in Part 8. The New Bank Facility will be guaranteed by the Company and certain subsidiaries of the Company and will be unsecured.

(i) *General*

The facilities constituted by the New Bank Facility comprise a multicurrency term loan facility ("Facility A") in the amount of £210 million, and a multicurrency revolving loan facility ("Facility B") in the amount of £450 million. The Company is required to amortise Facility A over four and a half years with the final repayment on 31 December 2006. The commitment under the multicurrency revolving facility is required to be repaid on 29 May 2007. The proceeds of Facility A and Facility B will be used for the general corporate purposes of the Group.

Utilisation by the Company of the proceeds under the New Bank Facility is conditional on, *inter alia*, receipt by the Agent of evidence that the Company has received a minimum of £325 million from the Global Offer.

(ii) *Interest rate; fees*

Advances under Facility A and advances under Facility B initially bear interest at a rate equal to the London interbank offered rate ("LIBOR") plus 1.45% per annum. This margin over LIBOR may be reduced to not less than 0.70% per annum or increased to no more than 1.45% per annum following satisfaction of certain financial performance tests. A commitment fee is payable on undrawn commitments under Facility A and Facility B.

(iii) *Prepayments*

Certain mandatory prepayments are required to be made pursuant to the New Bank Facility until such time as the ratio of net debt to earnings before interest, taxes, depreciation and amortisation ("EBITDA") is 3.25:1 or less for two consecutive testing periods, including 90% of the net proceeds of (a) any asset, business or undertaking exceeding £15,000,000 in aggregate in any financial year (unless, *inter alia*, such disposals are made in the ordinary course of trading) and (b) 90% of the net proceeds of any capital market securities issue exceeding £25,000,000. In addition, the Company must, if required by a two-thirds majority of lenders, prepay all indebtedness under the New Bank Facility on the occurrence of any change of control of the Company after the date of Admission. Optional prepayments are permitted without premium or penalty.

(iv) *Certain covenants*

The New Bank Facility contains numerous operating and financial covenants, including, requirements to maintain: minimum ratios of EBITDA to net interest, maximum ratios of net debt to EBITDA, and a minimum consolidated net worth. In addition, the New Bank Facility includes, without limitation, covenants relating to: limitations on disposals (with exceptions including, without limitation, disposals of business or assets not exceeding (a) individually in any financial year 10% of consolidated earnings before interest and taxes ("EBIT") and (b) in aggregate over the life of the New Bank Facility 25% of consolidated EBIT from time to time); certain limitations on acquisitions; limitations on change of business; limitations on mergers and other corporate reconstructions; and limitations on subsidiary financial indebtedness.

(v) *Events of Default*

The New Bank Facility contains events of default customary for facilities of this type.

(e) Credit Agreement

In connection with the acquisition by Will Hill Limited of WHO, Laystall, Camec and WHTL, Will Hill Limited entered into a credit agreement on 2 December 1997, with Bankers Trust International PLC as arranger ("Arranger"), Bankers Trust Company as agent ("Agent") and Bankers Trustee Company Limited as security agent ("Security Agent") (the "Original Credit Agreement"). WHO subsequently became a borrower under the Original Credit Agreement. WHO and Will Hill Limited are referred to as the "Obligors". Bankers Trust Company syndicated the facilities under the Original Credit Agreement to a syndicate of banks and

financial institutions. The Original Credit Agreement was amended pursuant to an amendment agreement dated 26 March 1999. The Original Credit Agreement, as so amended, is referred to below as the "Credit Agreement". The Company intends to have the Credit Agreement repaid from the proceeds of the Offer.

(i) *General*

The facilities constituted by the Credit Agreement comprise the Term Loan Facility split into the £175 million Tranche A Facility, the £100 million Tranche B Facility and the £75 million Tranche C Facility and the £50 million Revolving Facility, which is available by way of advances, letters of credit or guarantees. The Obligors are required to amortise the Tranche A Facility over seven years with the final repayment on 31 December 2004; the Tranche B Facility is repayable in two instalments in June and December 2005; and the Tranche C Facility is repayable in two instalments in June and December 2006. The amounts drawn down under the Revolving Facility must be repaid by 31 December 2004.

(ii) *Interest rate; fees*

Advances under the Tranche A Facility and advances under the Revolving Facility initially bore interest at a rate equal to LIBOR plus 2%. This margin over LIBOR may be reduced following satisfaction of certain financial performance tests. Advances under the Tranche B Facility initially bore interest at a rate equal to LIBOR plus 2.25%. This margin over LIBOR may be reduced following satisfaction of certain financial performance tests. Advances under the Tranche C Facility initially bore interest at a rate equal to LIBOR plus 2.50%. This margin over LIBOR may be reduced following satisfaction of certain financial performance tests. A commitment fee calculated at a rate equal to 0.75% of the daily, undrawn amount of the Revolving Facility is payable quarterly in arrears. Certain agency fees are payable to the Agent and the Security Agent.

(iii) *Prepayments*

Certain mandatory prepayments are required to be made pursuant to the Credit Agreement, including (a) 100% of the net proceeds of certain asset sales (unless such proceeds are committed to be applied to certain permitted investments within 360 days of the sale and held in a separate cash collateral account pending reinvestment) and (b) an amount equal to 50% of available "excess cash flow" (as defined in the Credit Agreement) in any financial year. In addition, the Obligors must prepay all outstandings under the Credit Agreement on the occurrence of: (1) the sale of all or substantially all of the shares, business, undertaking or assets of Will Hill Limited or any Investment Company or any Investment Company (as defined in the Credit Agreement; (2) a listing of the shares of a member of the Group or any Investment Company (both as defined in the Credit Agreement); or (3) any change of control of WHL. Optional prepayments are permitted without premium or penalty but subject to customary breakage and capital costs.

(iv) *Security*

The indebtedness under the Credit Agreement is secured by a guarantee and debenture dated 2 December 1997 granted by Will Hill Limited and William Hill Finance in favour of the Security Agent, which incorporates, *inter alia*, a guarantee by Will Hill Limited and William Hill Finance of the performance by each Obligor of its obligations under the Credit Agreement; a fixed and floating charge of certain of Will Hill Limited's assets; and an assignment of William Hill Finance's right, title and interest in the intercompany loan agreement between William Hill Finance and Will Hill Limited.

(v) *Certain covenants*

The Credit Agreement contains numerous operating and financial covenants, including, without limitation, requirements to maintain: minimum ratios of EBITDA to net cash interest, EBITDA to total senior interest and cash flow to total debt service; and maximum ratios of total indebtedness to net worth and limitations on capital expenditure. (All relevant terms are defined in the Credit Agreement). In addition, the Credit Agreement includes covenants (which are subject to certain exceptions) relating to limitations on amalgamations and changes of business, limitations on disposals, limitations on indebtedness, limitations on the creation of security, limitations on transactions, limitations on guarantees, limitations on loans hedging, limitations on leasing, limitations on investments, acquisitions and joint ventures, limitations on the issuance of shares and limitations on the payment of interest or other amounts under the Notes.

(vi) Events of default

The Credit Agreement contains events of default including, without limitation, a breach by Will Hill Limited of any of the financial covenants referred to above.

(f) Intercreditor Deed

On 2 December 1997, Will Hill Limited, William Hill Finance, Nomura, Bankers Trust Company as agent and Bankers Trustee Company Limited as security agent entered into an Intercreditor Deed (the "Intercreditor Deed"). The principal effect of the Intercreditor Deed is to (i) regulate the respective priority of debt arising pursuant to the Credit Agreement and debt arising in respect of the Senior Subordinated Notes; (ii) govern the circumstances in which payment may be made in respect of the Senior Subordinated Notes; and (iii) restrict the circumstances in which holders of the Senior Subordinated Notes may enforce any of the security constituted by the Senior Subordinated Security Documents (as defined in the Intercreditor Deed).

(g) Indenture

An indenture (the "Indenture") dated 14 May 1998 was entered into by (1) William Hill Finance, (2) Will Hill Limited and (3) The Bank of New York, as Trustee (the "Trustee"), pursuant to which the Senior Subordinated Notes were issued by William Hill Finance. A portion of the Notes has been registered under the Securities Act.

On 13 May 2002, the Company announced a tender offer and consent solicitation, conditional on Admission, among other things, for the purchase of the Senior Subordinated Notes at a price based upon a spread of 50 basis points over the yield to maturity on the UK Gilt 8% due June 2003. In the event that all the Senior Subordinated Notes accept the tender offer, and assuming total consideration plus accrued interest of £1,112.36 per £1,000 principal amount of tendered notes, the aggregate payment to be made by William Hill will be approximately £167 million.

The primary purposes of the tender offer and consent solicitation are to reduce Group indebtedness and remove the restrictive covenants contained in the Senior Subordinated Notes and Indenture which, among other things, restrict the ability of certain Group companies to incur additional indebtedness, make certain restricted payments (including, under certain circumstances, the payment of dividends) or merge or consolidate with another entity. Pursuant to the terms of the Indenture, amendment of the Indenture requires the consent of holders representing 75% or more of the outstanding aggregate principal amount of the Senior Subordinated Notes.

The principal terms of the Indenture prior to amendment are as follows:

(i) Principal, maturity and interest

The Notes collectively aggregate to £150 million in principal amount and mature on 30 April 2008. Interest on the Notes accrues at the rate of $10^5/_8$% per annum.

(ii) Redemption at the option of William Hill Finance

The Notes will be redeemable, at William Hill Finance's option, on and after 30 April 2003 at redemption prices declining rateably from 105.313% of principal amount for the twelve months commencing 30 April 2003 to 100.000% on and after 30 April 2007, plus in each case accrued and unpaid interest thereon, if any, to the applicable redemption date. However, on or prior to 30 April 2001, William Hill Finance may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined in the Indenture) to redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 110.625% of the then outstanding principal amount thereof plus accrued and unpaid interest thereon, if any, to the relevant date of redemption provided that at least 65% of the original aggregate principal amount of the Notes remains outstanding immediately after any such redemption. The Global Offer will constitute a Public Equity Offering as defined in the Indenture.

(iii) Repurchase at the option of holders of Senior Subordinated Notes

The Indenture provides that upon the occurrence of a change of control (which would not include the Global Offer), each holder of Senior Subordinated Notes will have the right to require that William Hill Finance purchase all or a portion of such holder's Senior Subordinated Notes at a purchase price equal to 101% of the principal amount thereof then outstanding plus accrued and unpaid interest thereon, if any, to the date of repurchase.

(iv) Security

The Senior Subordinated Notes are secured by a second priority security assignment of the inter-company loan between William Hill Finance and Will Hill Limited and a guarantee from William Hill Finance and Will Hill Limited of the due and punctual payment of, among other things, payments of obligors in connection with the Senior Subordinated Notes.

(v) Covenants

The Indenture places certain limitations on, among other things, Will Hill Limited's ability to (a) incur additional indebtedness, (b) make certain other restricted payments (including, under certain circumstances, the payment of dividends), (c) impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to Will Hill Limited, (d) merge or consolidate with any other person or (e) dispose of all or substantially all of the assets of Will Hill Limited. The Directors do not expect these restrictions to impose any practical restrictions on the ability of the Company to declare dividends.

There are no other contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the Group which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

UK TAXATION

William Hill urges investors to consult their own tax advisers about the UK tax consequences of purchasing, holding and disposing of Shares.

14.1 General

The following statements are only a guide to the general position and are based on current UK taxation legislation and practice of the UK Inland Revenue, both of which are subject to change, possibly with retrospective effect. They relate to persons who are resident or ordinarily resident in the UK for UK tax purposes and who are the beneficial owners of Shares and the ownership of Shares. The comments below may not apply to certain classes of shareholders such as dealers in securities, insurance companies and collective investment schemes. If you are in any doubt as to your tax position or if you are subject to tax in a jurisdiction other than the UK, you should consult your own professional advisers.

14.2 Dividends

Under current UK taxation legislation, no tax will be withheld from dividend payments by the Company.

(a) Individuals

UK resident individual shareholders who receive a dividend from the Company will generally be entitled to a tax credit, which can be set off against the individual's income tax liability on the dividend payment. The rate of tax credit on dividends paid by the Company will be 10% of the gross dividend (or one-ninth of the dividend payment). UK resident individual shareholders who are not liable to income tax in respect of the gross dividend will generally not be entitled to reclaim any part of the tax credit. In the case of a UK resident individual shareholder liable to income tax at only the lower or basic rate (taking account of the gross dividend he or she receives), the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A UK resident individual shareholder liable to income tax at the higher rate will to the extent that his or her income (including the gross dividend) exceeds the threshold for higher rate income tax be subject to income tax on the gross dividend at 32.5%, but will be able to set the tax credit off against part of this liability. An individual shareholder who is liable to the higher rate of income tax will therefore, after deducting the tax credit, have to account for additional income tax equal to 22.5% of the gross dividend.

(b) Companies

A corporate shareholder resident in the UK (for tax purposes) will generally not be subject to corporation tax on dividend payments. Corporate shareholders will not, however, be able to claim repayment of tax credits attaching to the dividend payments.

(c) Non-Residents

In general, the right of non-UK resident shareholders to reclaim tax credits attaching to dividend payments will depend upon the existence and the terms of an applicable double tax treaty. In most cases, the amount that can

be claimed by non-UK resident shareholders will be nil as a result of the terms of the relevant treaty. Non-UK resident shareholders should consult their own tax advisers in respect of their tax liabilities on dividend payments.

(d) Pension Funds

UK taxpayers who are not liable to income tax, including pension funds and charities, will not be entitled to reclaim the tax credits on dividends paid by the Company. In lieu of this entitlement, charities will generally be entitled to limited compensation until 5 April 2004.

14.3 Chargeable gains

A disposal of the Shares by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, (subject to any available exemption or relief) give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains. A shareholder who is an individual and who ceases to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years and who disposes of Shares during that period may also be liable to UK taxation of chargeable gains (subject to any available exemption or relief).

14.4 Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

The conveyance or transfer on sale of Shares will generally be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5). Stamp duty is normally the liability of the purchaser or transferee of the Shares.

An unconditional agreement to transfer Shares will normally give rise to a charge to Stamp Duty Reserve Tax ("SDRT") at the rate of 0.5% of the amount or value of the consideration for the Shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or the transferee of the Shares.

Where Shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depository receipts, stamp duty or SDRT may be payable at a rate of 1.5% (rounded up, in the case of stamp duty, to the nearest £5) of the amount or value of the consideration payable or, in certain circumstances, the value of the Shares. Clearance service providers may opt under certain circumstances for the normal rates of SDRT to apply to a transfer of Shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of Shares into the clearance service.

Paperless transfers of Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system. Deposits of Shares into CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration.

Special rules apply to agreements made by market intermediaries in the ordinary course of their business.

In relation to the New Shares being issued by the Company, no liability to stamp duty or SDRT will arise on the issue or on the issue of definitive share certificates in respect of such shares by the Company other than in circumstances involving depository receipts or clearance services referred to above.

In relation to the sale of the Existing Shares by the Selling Shareholders, a liability to stamp duty and/or SDRT will arise in relation to their sale by the Selling Shareholders under the Global Offer. Under the terms of the Underwriting Agreement the Selling Shareholders have agreed to meet the liability to stamp duty of original purchasers of Existing Shares (subject to a maximum rate in respect of each Existing Share of 50p per £100 or part thereof of the Offer Price) which will arise on such initial sale. The Selling Shareholders will also meet any liability to SDRT of the original purchasers arising in respect of the initial transfer of the Existing Shares by the Selling Shareholders within the CREST system (subject to a maximum rate in respect of each Existing Share of 0.5% of the Offer Price).

15. US TAXATION

The following discussion is a summary based on present law of certain US federal income tax considerations relevant to the purchase, ownership and disposition of the Shares. The discussion is not a complete description of all the tax considerations that may be relevant to a particular shareholder. The discussion addresses only US holders (as defined below) that will hold the Shares as capital assets and use the US dollar as their functional currency. It does not address the tax treatment of investors subject to special rules, such as banks, dealers, traders in securities that elect mark to market treatment, insurance companies, tax-exempt entities, holders of 10% or more of William Hill's voting shares, persons holding the Shares as part of a hedge, straddle, conversion or other integrated financial transaction, and persons resident or ordinarily resident in the UK. William Hill believes, and this discussion assumes, that it is not and will not become a passive foreign investment company for US federal income tax purposes.

William Hill urges investors to consult their own tax advisers about the US federal, state and local tax consequences of purchasing, holding and disposing of Shares.

As used here, "US holder" means a beneficial owner of the Shares that is (i) an individual US citizen or resident for US federal income tax purposes, (ii) a corporation, partnership or other business entity organised under the laws of the United States, (iii) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of its substantial decisions, or a trust that has made a valid election under US Treasury Regulations to be treated as a domestic trust or (iv) an estate the income of which is subject to US federal income tax regardless of its source.

15.1 Dividends

Dividends paid on the Shares will be included in the gross income of a US holder as ordinary income from foreign sources to the extent paid out of William Hill's earnings and profits (as determined under US federal income tax principles). To the extent a dividend exceeds William Hill's earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Shares. Because William Hill will not calculate its earnings and profits under US rules, US holders will not be able to demonstrate that a dividend is not out of earnings and profits. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends paid to a US holder in pounds sterling will be includable in income in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into dollars at that time. Any gain or loss that a US holder recognises on a subsequent conversion of pounds sterling into dollars generally will be US source ordinary income or loss. Distributions to US holders of additional shares or rights to acquire shares that are made as part of a pro rata distribution to all shareholders might not be subject to federal income tax.

A US holder entitled to the benefits of the UK-US income tax treaty may be entitled to a foreign tax credit for UK withholding tax in an amount equal to the tax credit payment that the holder is entitled to receive from the UK Inland Revenue. At current rates, a dividend of £90 entitles an eligible US holder to a payment of £10 offset by a UK withholding tax of £10. Because the tax credit payment and the withholding tax offset each other, the Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have tax significance for electing US holders. A US holder that elects the benefits of the income tax treaty must include the tax credit payment in its income and may claim a foreign tax credit for the UK withholding tax (subject to otherwise applicable limitations on foreign tax credit claims). To make the election, a holder must file a completed US Internal Revenue Service Form 8833 with its US federal income tax return for the relevant year. A US partnership is entitled to benefits under the UK-US income tax treaty only with respect to income allocated to partners who are so entitled. The United Kingdom and the United States recently signed a new tax treaty that does not provide for UK tax credit payments to US holders except during the twelve months after it comes into effect. However, this new tax treaty has not yet come into effect, and it is not certain when it will come into effect.

15.2 Dispositions

US holders will recognise capital gain or loss on the sale or other disposition of the Shares in an amount equal to the difference between their adjusted tax basis in the Shares and the US dollar value of the amount realised from the sale or other disposition. Any gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if the Shares have been held for more than one year on the date of the sale or exchange. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as arising from US sources.

A US holder that receives pounds sterling on the sale or other disposition of the Shares will realise an amount equal to the US dollar value of the pounds sterling on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US holder will have a tax basis in the pounds sterling received equal to the US dollar amount realised. Any gain or loss realised by a US holder on a subsequent conversion of the pounds sterling into US dollars will be US source ordinary income or loss.

15.3 Information reporting and backup withholding

Dividends from the Shares and proceeds from the sale of Shares may be reported to the US Internal Revenue Service unless the holder (i) is a corporation, (ii) provides a properly executed IRS Form W-8BEN (or other relevant form) or (iii) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or otherwise establish an exemption. The holder can claim a credit against its US federal income tax liability for the amount of any backup withholding tax and a refund of any excess amount.

16. LITIGATION

16.1 Except as set out below, no member of the Group is or has been engaged in, nor (so far as the Company is aware) has pending or threatened, any legal or arbitration proceedings which may have or have had in the recent past (including at least the 12 months preceding the date of this document) a significant effect on the financial position of the Group, other than the following proceedings:

(a) the disputes with the BHB in relation to data and pictures rights referred to in Part 3 in respect of which the amounts in dispute are not quantified;

(b) the Italian Olympic Committee ("Coni") licences betting on sporting events under its control in Italy. It has commenced proceedings against William Hill alleging that William Hill's internet betting offering breaches Italian licensing laws regulating betting activity. Similar claims have been made against other major UK bookmaking companies that offer internet betting services accessible in Italy. William Hill does not hold a licence from Coni, and has not applied for one. Coni claims that William Hill must pay a fee and a percentage of its revenue to Coni and that William Hill is liable in damages and is in breach of regulations that also have criminal sanctions. A preliminary hearing is scheduled to take place on 12 July 2002. The claim will be vigorously defended by the Group. The primary argument relied upon in forming this belief is that the Italian legislation, which confers an effective monopoly, is incompatible with Article 49 of the European Convention, which provides for a freedom to provide services across the European Union provided that restrictions are not justified in the interests of national social policy or consumer protection;

(c) Menashe Business Mercantile Limited and Dr Julian Menashe have claimed that William Hill's online casino operation indirectly infringes a European patent, of which Dr Menashe is the proprietor. The claim relates to the supply of software by William Hill to users, enabling them to set up a connection with a host computer and to carry out online gambling. William Hill has rejected a settlement offer made by Dr Menashe as being unrealistically high, and disputes both that the patent in question is being infringed and the validity of the patent itself. At a preliminary hearing in March 2002 the Court accepted the territoriality of the patent, if the patent right exists. As a consequence, the Group subsequently served notice to the Court of Appeal to appeal the Court's view on this preliminary point and a hearing date has been fixed for early November 2002. Should Menashe Business Mercantile Limited and Dr Menashe prevail in this action, William Hill is indemnified for resulting damages pursuant to the terms of its agreement with CryptoLogic; and

(d) the Group has received claims from 24dogs Racing (Ireland) Limited ("24dogs") following termination of an agreement dated 23 November 2000 between that company and William Hill Offshore Limited, a company in the Group, for the establishment by 24dogs of an internet website dedicated to the sport of greyhound racing and the provision by the Group of a fixed-odds bookmaking service to that site. Based on legal advice, the Group considers many aspects of the claims to be without merit, and the claims, if pursued, will be vigorously defended.

17. WORKING CAPITAL AND FINANCIAL POSITION

17.1 The Company is of the opinion that after taking into account the net proceeds from the underwritten issue of New Shares in the Global Offer and the New Bank Facility, the Group has sufficient working

capital for its present requirements, that is for at least the 12 months following the date of publication of this document.

17.2 There has been no significant change in the financial or trading position of the Group since 2 April 2002, the date to which the latest audited financial statements of the Group in the Accountants' Report in Part 6 have been prepared.

17.3 Other than its acquisition of the other companies in the Group, there has been no significant change in the financial or trading position of the Company since 2 April 2002, the date to which the latest audited financial statements of the Company in the Accountants' Report in Part 6 have been prepared.

18. NATURE OF FINANCIAL INFORMATION

Financial information relating to William Hill contained in this document does not constitute statutory accounts within the meaning of section 240 of the Act. Statutory accounts for the Group in respect of the 2000 financial year and the 2001 financial year have been delivered to the Registrar of Companies in England and Wales. The auditors of the Company, Deloitte & Touche, Chartered Accountants and Registered Auditors, of Hill House, 1 Little New Street, London EC4R 3TR, have audited William Hill Holdings' accounts for such financial years.

19. AVAILABLE INFORMATION IN THE UNITED STATES

Will Hill Limited and William Hill Finance are currently subject to the informational requirements of the US Securities Exchange Act of 1934, as amended (the "Exchange Act"). The registration statements (and the exhibits and schedules thereto) filed by Will Hill Limited and William Hill Finance, as well as the periodic reports and other information filed by Will Hill Limited and William Hill Finance with the Securities and Exchange Commission (the "Commission"), may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, USA and at the regional offices of the Commission located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, USA. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, USA, and its public reference facilities in Chicago, Illinois at the prescribed rates. All reports, proxy and information statements and other information regarding registrants that file electronically with the Commission may be viewed on the Web site (http://www.sec.gov) maintained by the Commission.

Upon completion of a tender offer for the Senior Subordinated Notes (see paragraph 13(g) of this Part 9) the Group intends to terminate the Exchange Act registration of the Senior Subordinated Notes. Upon such termination, Will Hill Limited and William Hill Finance will no longer be subject to Exchange Act reporting requirements.

20. ENFORCEMENT OF CIVIL LIABILITIES UNDER US FEDERAL SECURITIES LAWS

The Company and several of the Institutional Shareholders are limited liability companies incorporated under English law. All of the Directors are citizens of the UK, and all or a substantial portion of the assets of the Company, the Selling Shareholders and the Directors are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company, the Selling Shareholders or the Directors or to enforce against them in the US courts judgements obtained in US courts predicated upon the civil liability provisions of the US federal securities laws. There is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgements of the US courts, of civil liabilities predicated upon US federal securities laws.

21. DIRECTORSHIPS AND PARTNERSHIPS

The following table shows, in respect of each of the Directors and members of senior management, the names of all companies and partnerships outside the Group of which he has, at any time in the five years prior to the date of this document, been a director or partner, as appropriate (excluding subsidiaries of any such companies). Each directorship or partnership is currently held unless stated otherwise.

Director	Company or partnership name	Current position
John Brown	49's Limited	Yes
	Betting Office Licensees Association Limited	Yes
	Blueslate Limited	No

Director	Company or partnership name	Current position
	The Brent Walker Group PLC	No
	Lambert Brown Limited	Yes
	Lucky Choice Limited	Yes
	Numbers Online Limited (formerly Leading Names Limited)	Yes
	Satellite Information Services (Holdings) Limited	Yes
	Sports Spread Betting Association Limited	No
David Harding	Charles Schwab Europe	No
	Prudential Holborn Life Limited	No
	Prudential Holborn Pensions Limited	No
	Scottish Amicable ISA Managers Limited	No
	Scottish Amicable Life plc	No
	Scottish Amicable Unit Trust Managers Limited	No
Tom Singer	Beale & Inman Limited	No
	Blazer Limited	No
	Brand Centre (Designers) Limited	No
	Brand Centre (Lifestyle) Limited	No
	Brand Centre Holdings Limited	No
	Broadpark Limited	No
	Cecil Gee (Menswear) Limited	No
	Cecil Gee Limited	No
	City Menswear Limited	No
	Dehavilland Limited	No
	Designindex Limited	No
	Fairdale Textiles Limited	No
	Gee 2 Limited	No
	Hagee (London) Limited	No
	L&A Froomberg Limited	No
	Moss Bros Group plc	No
	Moss Bros Group Qualifying Employee Share Ownership Trustee Limited	No
	Ourbigday Limited	No
	Savoy Taylors Guild Limited	No
	Shirt Co Limited	No
	Suit Co Limited	No
	Tannetje Limited	No
	Vavasseur & Company Limited	No
David Allvey	Allied Zurich plc	No
	Barclays Bank plc	No
	BAT Industries plc	No
	Britannic Assurance plc	Yes
	Britannic Retirement Solutions Ltd	Yes
	Costain Group plc	Yes
	Intertek Testing Services Plc	Yes
	McKechnie Group plc	No
Yagnish Chotai	Amicus Healthcare Group Limited	No
	Cinven Fund (SPV) No 1 Limited	Yes
	Cinven Fund (SPV) US No 1 Limited	Yes
	Cinven Group Limited	No
	Cinven Limited	Yes
	Cinven Partnership Services Limited	Yes
	Cinven Services (LP No 2) Limited	Yes
	Cinven Services Limited	No
	Coal Pension Venture Nominees Limited	Yes
	Comax Holdings Limited	No
	General Healthcare Group Limited	No
	Melbourne Group Limited	No
	Melbourne Trustees Limited	No
	Montinex Limited	No
	Niceopen Limited	No

Director	Company or partnership name	Current position
	Oxoid Holdings Limited	No
	Second Cinven Fund (SPV) US No 1 Limited	Yes
	Second Cinven Fund (SPV) US No 2 Limited	Yes
	Second Cinven Fund (SPV) US No 3 Limited	Yes
	The Unique Pub Company Limited	Yes
	The Unique Pub Funding Company Limited	No
	The Unique Pub Holding Company Limited	No
	Third Cinven Fund (SPV) US1 Limited	Yes
	Third Cinven Fund (SPV) US2 Limited	Yes
	Third Cinven Fund (SPV) US3 Limited	Yes
	Third Cinven Fund (SPV) US4 Limited	Yes
	Third Cinven Fund (SPV) US5 Limited	Yes
Barry Gibson	BAA plc	No
	European Travel Research Limited	No
	Focus 1999 Limited	No
	Limelight Group PLC	No
	Littlewoods Plc	No
	McArthur/Glen Europe S.A.	No
	McArthur/Glen Europe Troyes	No
	McArthur/Glen UK Limited	No
	National Express Group PLC	Yes
	The British Institute of Retailing Limited	Yes
	World Duty Free Limited	No
Donald Mackenzie	Amatek Holdings Limited	Yes
	Amatek Holdings SA	Yes
	Amatek Industries Pty Ltd	Yes
	Belhaven Holdings Limited	No
	British Aluminium Holdings Limited	No
	CVC Capital Partners BV	Yes
	CVC Capital Partners Europe Limited	No
	CVC Capital Partners Group Limited	Yes
	CVC Capital Partners Ltd	Yes
	FM Holdings Inc	No
	Formica Corporation	No
	Hamleys plc	No
	Hozelock Group Ltd	Yes
	Hozelock Group Trust Company Ltd	Yes
	Laminates Acquisition Company	No
	LGL 1996 Ltd	No
	Metzeler Automotive Profile Systems SA	Yes
	Oceanhaven Limited	No
	Rasindeck Ltd	Yes
	Rizla International BV	No
	Synstar plc	No
	Thistlehaven Plc	Yes
Charles Scott	Adidas a.g.	Yes
	Cordiant Communications Group plc	Yes
	Emcore Corporation	Yes
	Joe's Developments Limited	Yes
	Kirkal Limited	Yes

Member of senior managment	Company or partnership name	Current position
Nigel Blythe-Tinker	None	
Mike Ellis	None	
David Hart	Camec Limited	Yes
	William Hill Organization	Yes
	William Hill Trustee Limited	Yes
William Haygarth	William Hill Investments Limited	Yes
David Lowrey	William Hill Investments Limited	Yes
Peter Nolan	49's Limited	Yes
Gordon Oliver	None	
David Russell	None	
Ian Spearing	William Hill Investments Limited	Yes
	49's Limited	Yes
	Bookmakers Afternoon Greyhound Services Limited	Yes
	Lucky Choice Limited	Yes
	Satellite Information Services (Holdings) Limited	Yes
	Sports Spread Betting Association	Yes
David Steele	William Hill Organization Limited	Yes
Ralph Topping	None	
Shailen Wasani	William Hill Investments Limited	Yes

None of the Directors or other members of senior management has any unspent convictions relating to indictable offences. None of them has been bankrupt or has made or been the subject of any individual voluntary arrangements. Except as set out in paragraph 22 below, none of them has been a director of any company in an executive function at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of that company.

None of the Directors or other members of senior management has been a partner of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership. No asset of any of them or of any partnership where such person was a partner at the time of, or within the 12 months preceding such event, or has at any time been the subject of a receivership.

None of the Directors or other members of senior management has received any public criticisms by statutory or regulatory authorities (including designated professional bodies) or been disqualified by a court from acting as a director of a company or from acting in the managment or conduct of the affairs of any company.

22. BRENT WALKER, BLUESLATE AND SURPRISE FASHION

22.1 John Brown was appointed a director of Brent Walker, the conglomerate, on 11 January 1991. Brent Walker was placed in administrative receivership on 15 December 1997. The statement of affairs prepared by the directors of Brent Walker estimated that the deficiency as regards creditors, as at 14 January 1998, was £1,251,085,000.

22.2 John Brown was appointed a director of Blueslate, the holding company of the William Hill business within the Brent Walker group, on 20 September 1989. Blueslate was put into creditors voluntary liquidation following a meeting of creditors on 17 December 1997. The statement of affairs prepared by the liquidators estimated that the deficiency as regards creditors, as at 8 December 1997, was £333,101,313.

22.3 Barry Gibson was appointed a director of Surprise Fashion Stores Limited ("Surprise") in July 1983. Surprise was placed in to voluntary administration on 6 July 1987 to facilitate its sale. The statement of affairs prepared by the administrators estimated that the deficiency as regards creditors, as at 20 December 1988, was nil.

23. CONSENTS

23.1 Schroder Salomon Smith Barney and Deutsche Bank have given and have not withdrawn their written consents to the issue of this document with the inclusion herein of the references to their names in the form and context in which they appear.

23.2 Deloitte & Touche has given and has not withdrawn its written consent to the inclusion of its reports in Part 6 and its report on the pro forma financial information in Part 7, in the form and context in which they are included, and has authorised the contents of such Parts of this document for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001. Deloitte & Touche is a firm of chartered accountants and registered auditors and is independent of the Company.

24. GENERAL

24.1 The total costs (exclusive of any value added tax) payable by the Company in connection with the Global Offer are estimated to amount to between approximately £30 million and £32 million (including underwriting, selling and management commissions payable to the Managers of an aggregate of between 3% and 3.75%, out of which Intermediaries will receive commissions of 1.1% from the Managers.

24.2 There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

24.3 The mid-point of the Price Range of 215p per Share represents a premium of 205p over the nominal value of 10p per Share.

24.4 No temporary documents of title will be issued with respect to the Shares.

25. MANAGERS TO THE GLOBAL OFFER

The Managers to the Global Offer are Salomon Brothers U.K. Equity Limited (Global Co-ordinator and Joint Bookrunner) of 33 Canada Square, Canary Wharf, London E14 5LB, Deutsche Bank (Joint Bookrunner) of Winchester House, One Great Winchester Street, London EC2 2DB, ABN AMRO Rothschild of 250 Bishopsgate, London EC2M 4AA and Cazenove & Co. Ltd. of 12 Tokenhouse Yard, London EC2R 7AN.

26. DOCUMENTS FOR INSPECTION

Copies of the following documents may be inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS during usual business hours on any day (Saturdays, Sundays and public holidays excepted) until 17 June 2002:

(a) the existing memorandum and articles of association of the Company, the memorandum and articles of association of the Company to be adopted with effect from Admission and the memorandum and articles of association of the Company to be adopted with effect from the redemption of the preference shares and deferred shares in the capital of the Company;

(b) the audited consolidated accounts of the Group for the three financial years ended 1 January 2002 and the audited balance sheet of the Company as at 2 April 2002;

(c) the Accountants' Reports of Deloitte & Touche reproduced in Part 6 and the statement of adjustments relating thereto;

(d) the pro forma financial information, together with the report of Deloitte & Touche, reproduced in Part 7;

(e) the Trust Deed of the William Hill Employee Benefit Trust referred to in paragraphs 4(c) and 4(d) of this Part 9;

(f) the rules of the Executive Director Incentive Plan, the Share Option Plan and the long-term Incentive Plan referred to in paragraph 4 of this Part 9;

(g) the rules of the Long-term Incentive Plan referred to in paragraph 4 of this Part 9;

(h) the Executive Directors' service agreements and letters regarding bonuses, and the Non-Executive Directors' letters of appointment referred to in paragraph 6 of this Part 9;

(i) the material contracts referred to in paragraph 13 of this Part 9;

(j) the written consents referred to in paragraph 23 of this Part 9; and

(k) the Budd Report and the March 2002 Government Paper.

29 May 2002

Part 10 – Definitions and Glossary

DEFINITIONS

Act	the UK Companies Act 1985 (as amended)
Admission	admission of the Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange becoming effective
BAGS	Bookmakers' Afternoon Greyhound Services Limited, a non profit making company set up by various bookmakers, including William Hill
Bank Facilities	the Term Loan Facility and the Revolving Facility to be repaid shortly after Admission
Betting Act	the UK Betting, Gaming and Lotteries Act 1963 (as amended)
Brent Walker	The Brent Walker Group PLC
Camec	Camec Limited, formerly Mecca Bookmakers Limited
Cinven	Cinven Limited
Company	William Hill PLC
Credit Agreement	the credit agreement between Will Hill Limited, WHO, Bankers Trust International PLC, Bankers Trust Company and Bankers Trustee Company Limited, as amended, described in paragraph 13(e) of Part 9 and to be repaid shortly after Admission
CREST	the system for the paperless settlement of trades in listed securities, of which CrestCo. Limited is the operator
CULS	the convertible unsecured redeemable loan stock issued by Will Hill Limited to The Grand Bookmaking Holdings Limited which were waived and repaid during the course of 1999
CVC	CVC Capital Partners Europe Limited
Deep Discount Bonds	the Unsecured Loan Notes 2009 of William Hill Investments Limited held by the Institutional Shareholders and to be repaid shortly after Admission
Deutsche Bank	Deutsche Bank AG London
EBT	the William Hill Employee Benefit Trust, as defined below
Directors or Board	the directors of the Company
Employee Application Form	form for use by eligible employees of the Group applying for Shares under the Employee Offer
Employee Offer	the priority offer being made to eligible employees of the Group more fully described in Part 8, the terms and conditions governing which are set out in the Employee Application Form and accompanying documents
Exchange Act	the United States Securities Exchange Act of 1934 (as amended)
Executive Directors	David Harding and Tom Singer
Existing Shares	the ordinary shares in the capital of the Company that will be in issue immediately prior to Admission
Global Offer or the Offer	the Institutional Offer, the Intermediaries Offer and the Employee Offer
Indenture	the indenture between William Hill Finance, Will Hill Limited and The Bank of New York dated 14 May 1998 described in paragraph 13(g) of Part 9
Institutional Offer	the bookbuilt offer of Shares to institutional investors described in Part 8, the terms and conditions governing which are set out in Part 8

Institutional Shareholders	certain funds managed by, and co-investors with, Cinven or CVC including the non-Executive directors related to them that currently hold 88.8% of the Company's issued share capital
Intercreditor Deed	the intercreditor deed between Will Hill Limited, William Hill Finance, The Grand Bookmaking Holdings Limited, Nomura International plc, Bankers Trust Company and Bankers Trustee Company Limited described in paragraph 13(f) of Part 9
Intermediaries	member firms of the London Stock Exchange and other securities houses, regulated by the FSA
Intermediaries Application Form	the form for use by Intermediaries applying for Shares under the Intermediaries Offer
Intermediaries Offer	the offer of New Shares to Intermediaries more fully described in Part 8, the terms and conditions governing which are set out in the Intermediaries Application Form and accompanying documents
Laystall	Laystall Limited, formerly Brent Walker Bookmakers Limited
London Stock Exchange	London Stock Exchange plc
Long-term Incentive Plan	the long-term incentive plan to be operated by the Group for senior executives, as described in paragraph 4(d) of Part 9
Managers	persons underwriting the Offer named in paragraph 25 of Part 9
New Bank Facility	bank facility described in paragraph 13(d) of Part 9
New Shares	new Shares to be issued by the Company under the Global Offer
Non-Executive Directors	the Directors other than the Executive Directors
Offer Price	the price at which each Share is to be issued or sold under the Global Offer
Official List	the Official List of the UK Listing Authority
Over-allotment Option	the options granted by the Institutional Shareholders pursuant to which Schroder Salomon Smith Barney may require the Institutional Shareholders to each sell additional Existing Shares at the Offer Price
Price Range	the range of prices set out in this document between which the Offer Price is expected to be set (although the Offer Price may be set outside this range), as described in Part 8
Qualified Institutional Buyers or QIBs	has the meaning given by Rule 144A
Receiving Agent	Capita IRG Plc
Regulation S	Regulation S under the Securities Act
Retail Offer	the part of the Offer being made to members of the public in the UK, Jersey and the Isle of Man
Revolving Facility	the £50 million secured revolving facility provided to Will Hill Limited pursuant to the Credit Agreement which is to be repaid shortly after Admission
Rule 144A	Rule 144A under the Securities Act
Schroder Salomon Smith Barney	Salomon Brothers International Limited in its capacity as sponsor and financial adviser and Salomon Brothers U.K. Equity Limited in its capacity as global co-ordinator, joint bookrunner, stabilisation manager and a Manager. "Schroder" is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited and Salomon Brothers U.K. Equity Limited

Securities Act	the United States Securities Act of 1933 (as amended)
Selling Shareholders	the Institutional Shareholders, certain members of the management team below Board level and the Employee Benefit Trust, as set out in Part 8
Senior Subordinated Notes	the £150 million aggregate principal amount of $10^5/_8$ % senior subordinated notes due 2008 issued by William Hill Finance and guaranteed by Will Hill Limited which have been tendered for repurchase as described in paragraph 13(g) of Part 9
Share Option Plan	the sharesave scheme established by the Company for employees of the Group as described in paragraph 4(c) of Part 9
Shares	ordinary shares of 10p each in the capital of the Company
SIS	Satellite Information Services (Holdings) Limited or its subsidiary Satellite Information Services Limited, as the context requires
Subsidiary	has the meaning given in section 736 and section 736A of the Act
Term Loan Facility	the £175 million, £100 million and £75 million secured term facilities provided to Will Hill Limited pursuant to the Credit Agreement and to be repaid shortly after Admission
Tote	The Horserace Totalisator Board
UK or United Kingdom	The United Kingdom of Great Britain and Northern Ireland and its dependent territories
UK GAAP	generally accepted accounting principles in the UK
Underwriting Agreement	the underwriting agreement entered into between the Company, the Selling Shareholders, the Directors, Schroder Salomon Smith Barney and the other Managers described in Part 8
US or United States	United States of America, its territories and possessions, any state of the United States and the District of Columbia
US GAAP	generally accepted accounting principles in the US
VAT	UK Value Added Tax, currently 17.5%
WHH	William Hill Holdings Limited
WHH Group	William Hill Holdings Limited and its subsidiaries
WHIL	William Hill Index (London) Limited
WHL	Will Hill Limited
WHO	William Hill Organization Limited
WHTL	William Hill Trustee Limited
William Hill or the Group	the Company and its subsidiaries, or any of them, as the context may require
William Hill Employee Benefit Trust, the EBT or the Trust	the William Hill Holdings 2001 Employee Benefit Trust, an employee share ownership trust established by the Company, as described in paragraphs 4(c) and 4(d) of Part 9
William Hill Finance	William Hill Finance plc, the issuer of the Senior Subordinated Notes

Glossary:

1999 financial year	52 weeks ended 28 December 1999
2000 financial year	52 weeks ended 26 December 2000
2001 financial year	53 weeks ended 1 January 2002
2002 financial year	52 weeks ended 31 December 2002
active customers	customers who have placed a bet with William Hill within the relevant financial year
amusement with prize machines or AWPs	electronic slot machines into which customers insert coins to play games of chance; current UK regulations allow up to two AWPs in each LBO, each of which can pay cash prizes of up to £25
betting duty	a duty charged by the UK Government, until October 2001, on off-course turnover payable by bookmakers pursuant to the Duties Act. Since October 2001, betting duty is based on bookmakers' gross win (see GPT below)
BHB	British Horseracing Board
Budd Report	the report published in July 2001 as a result of an independent review commissioned by the UK Government to examine controls on gambling in Great Britain and chaired by Sir Alan Budd
deduction	amount either paid by the customer at the time of placing a bet or deducted from customer winnings used by bookmakers to cover payments of duty and levy. This payment or deduction was at a rate of 9% (6.75% of which was payable to the UK Government) on bets placed in the UK until the introduction of GPT on 6 October 2001
dog racing levy	a voluntary levy, currently 0.4% of the Group's off course UK turnover relating to greyhound racing, for the purpose of supporting greyhound racing in the UK
Duties Act	the UK Betting and Gaming Duties Act 1981 (as amended)
EPOS	electronic point of sale
fixed odds bet	a bet in which the odds are fixed either (i) in respect of horseracing, through the starting price mechanism or (ii) with respect to other bets, by the bookmaker and which are not influenced by the number of customers placing bets
gaming machines	electronic machines into which customers insert coins to play games of chance; the March 2002 Government Paper differentiated these machines into four categories ranging from Category D with a maximum stake of 10p and maximum prize of £5 to Category A with unlimited stakes and prizes
gross profit tax or GPT	a duty charged by the UK Government of 15% of a bookmaker's gross win, introduced in October 2001
gross win	total customer stakes less customer winnings
gross win percentage or GWP	gross win as a percentage of gross turnover
horse racing levy	a levy attributable to bets taken on horse racing and payable to the Horserace Betting Levy Board, primarily for purposes of augmenting the prize money available for winning horses and providing certain racecourse amenities; the horse racing levy for the year ending 31 March 2002 consisted of a levy of 1.52% on the Group's LBO horse racing turnover, a levy of 1.15% on the Group's onshore telephone betting turnover, a levy of 1.2% of the Group's onshore online Sportsbook turnover and a fixed fee of £130 per annum in

	respect of on-course turnover. Changes in the levy arrangements for the levy year ending on 31 March 2003 are explained in Part 3
index betting	in index (or spread) betting customers can place more complex bets on an individual's or team's performance in a sporting or other event
IT	information technology
LBO	licensed betting office
March 2002 Government Paper	the UK Government paper released on 26 March 2002 on its proposals for updating the laws governing gambling in Great Britain
numbers betting	a type of fixed odds wager in which customers place bets on the odds of one or more numbers being drawn from a pool of numbers
odds	the ratio of potential winnings to the stake placed by the customer; for example, if the odds are 2-1, the winnings will be £2 for every £1 staked
Sportsbook	bets accepted on sporting and other events
recycling	the concept that, with the introduction of gross profit tax, the portion of a customer's money that would have previously been used to cover the deduction which may now be bet, and potentially lost, by such customer
starting price	a price based on the odds offered by a selection of on-course bookmakers at the time a race begins; these are determined for each runner by the starting price returners of the Press Association on the basis of their observations of the prices available from the on-course bookmakers
URL	Uniform Resource Locator; the "address" or location of a web site or other internet service
warm sources	customers known to have access to information about individual events or selections

imprima de bussy — C85433

A copy of this document, which comprises a supplementary prospectus relating to William Hill PLC prepared in accordance with the listing rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act.

Application has been made to the UK Listing Authority for all of the ordinary share capital of William Hill PLC, issued and to be issued in connection with the Global Offer, to be admitted to the Official List. Application has also been made to the London Stock Exchange for such share capital to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that listing will become effective, and that unconditional dealings in Shares will commence, on 20 June 2002. All dealings prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned.

The Directors of William Hill PLC, whose names appear on page 7 of the Price Range Prospectus published by William Hill PLC on 29 May 2002 (the "Price Range Prospectus"), accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

For a discussion of certain risks and other factors that should be considered in connection with an investment in the Shares, see "Investment considerations" in Part 4 of the Price Range Prospectus.

William Hill PLC

(Incorporated in England and Wales under the Companies Act 1985 with registered number 4212563)

Global Offer of 283,946,656 Shares of 10p each
and admission to the Official List and to trading on
the London Stock Exchange
at 225p per Share

Global Co-ordinator, Financial Adviser and Sponsor
Schroder Salomon Smith Barney

Joint Bookrunners

Deutsche Bank **Schroder Salomon Smith Barney**

Co-lead Managers

ABN AMRO Rothschild **Cazenove**

Ordinary share capital immediately following completion of the Global Offer and the use of proceeds from the issue of New Shares in the Global Offer:

Authorised			Issued and fully paid	
Number	Amount (£)		Number	Amount (£)
800,000,000	80,000,000	Shares of 10p each	421,811,111	42,181,111

In connection with the Global Offer, Schroder Salomon Smith Barney, as stabilising manager for the account of the Managers, or any person acting for it may over-allocate or effect other transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market for a limited period. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. However, there is no obligation on Schroder Salomon Smith Barney to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, Schroder Salomon Smith Barney does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

Schroder Salomon Smith Barney and Deutsche Bank are acting for William Hill PLC, Cinven Limited ("Cinven") and CVC Capital Partners Europe Limited ("CVC") and no-one else in connection with the Global Offer and will not regard any other person as their respective clients in relation to the Global Offer and will not be responsible to anyone other than William Hill PLC, Cinven and CVC for providing the protections afforded to clients of Schroder Salomon Smith Barney and Deutsche Bank nor for providing advice in relation to the Global Offer.

No person has been authorised to give any information or make any representation other than those contained in this document and the Price Range Prospectus and, if given or made, such information or representation must not be relied upon as having been so authorised. Neither the delivery of this document nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.

The Global Offer being made by means of this document is being made in the United Kingdom, the Isle of Man and the Channel Islands by means of an institutional and intermediaries offer, in the United Kingdom by means of an employees offer and outside the United Kingdom, the Channel Islands and the Isle of Man by way of private placings. The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Shares are not transferable except in accordance with, and the distribution of this document is subject to, the restrictions set out in Part 8 of the Price Range Prospectus. Accordingly, this document may not be supplied to the public in any jurisdiction, other than the United Kingdom, the Channel Islands and Isle of Man, in which any registration, qualification or other requirements exist or would exist in respect of any public offering of shares.

This document does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any of the Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. In particular, the Shares offered by this document have not been, and will not be, registered under the US Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold within the United States.

The Managers may arrange for the offer and sale of Shares in the United States only to persons reasonably believed to be Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act) in reliance on the exemption from the registration requirements of the US Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act. Prospective purchasers are hereby notified that the sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

No US federal or state securities commission or regulatory authority has approved or disapproved of these Shares or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence in the United States.

The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult its own solicitor, financial adviser or tax adviser for legal, financial or tax advice.

Certain terms used in this document are defined and certain technical and other terms used in this document are explained in "Definitions and glossary" in Part 10 of the Price Range Prospectus. Words and expressions defined in the Price Range Prospectus have the same meaning when used in this document, unless the context requires otherwise.

FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the US Private Securities Litigation Reform Act of 1995. All statements (other than statements of historical fact) included in this document regarding the Group's financial position or any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "plans", "seeks", "will", "may", "anticipates", "would", "could", "continue" or similar expressions or the negative thereof, are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Group, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Group cautions investors not to place undue reliance on its forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. The important factors that could cause the Group's actual results, performance or achievements to differ materially from those in a forward-looking statement include, but are not limited to, those set out in Part 4 and Part 5 of the Price Range Prospectus. Should there be any significant change prior to Admission affecting any matter contained in this document or a significant new matter arises prior to Admission, these will be reflected in a further supplement to the Price Range Prospectus. In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this document might not occur. Additional risks that the Directors may currently deem immaterial or that are not presently known to the Directors could also cause the forward-looking events discussed in this document not to occur. The Directors (and any other person responsible for the production of this document or any matter contained herein) expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, unless required to do so by the Financial Services and Markets Act 2000, the Listing Rules or federal securities law or the rules of any other securities regulatory authority.

Expected Timetable for the Global Offer[1]

Conditional dealings in Shares commence[2]	8.00 a.m. on 17 June 2002
Admission and unconditional dealings in Shares commence	8.00 a.m. on 20 June 2002
Shares credited to CREST accounts	20 June 2002
Despatch of definitive share certificates	commencing 20 June 2002

(1) Each of the times and dates in this timetable is subject to change without further notice. Where a time of day is specified, it refers to London time.

(2) It should be noted that, if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

Offer Statistics

Offer Price per Share	225p
Number of Shares being offered	283,946,656
New Shares	151,111,111
Existing Shares[1]	132,835,545
Number of Existing Shares subject to the Over-allotment Option	42,591,998
Percentage of the enlarged issued share capital being offered	66%
Number of Shares in issue following the Offer	421,811,111
Market capitalisation at the Offer Price	£949 million
Expected interim dividend (net) per Share for the 26 weeks ending 2 July 2002[2]	2.9p

(1) Assuming the Over-allotment Option is not exercised.

(2) In the absence of unforeseen circumstances, the Directors intend to recommend an interim cash dividend for the 26 weeks ending 2 July 2002 of 2.9p (net) per Share, which will be payable in December 2002 to shareholders on the register in November 2002, reflecting the capital structure and dividend policy of the Group following Admission.

1. SUPPLEMENTARY INFORMATION

This document is supplemental to and must be read in conjunction with the Price Range Prospectus. It updates certain information set out in the Price Range Prospectus, reflecting the Offer Price, the number of Shares comprised in the Global Offer (being 283.9 million) and the entering into of an agreement supplementary to the Underwriting Agreement to record the Offer Price as envisaged in paragraph 12(f) of Part 9 of the Price Range Prospectus. Certain information was included in the Price Range Prospectus on the basis of an Offer Price of 215 pence per Share, being the mid-point of the Price Range.

2. NO SIGNIFICANT CHANGE

Save as disclosed in this document, there has been no significant change and no significant new matter has arisen in relation to the Group since 29 May 2002, being the date of publication of the Price Range Prospectus.

3. THE GLOBAL OFFER

The Company will issue 151.1 million New Shares to raise approximately £340 million before expenses (£327.3 million after expenses). The Global Offer will also consist of the sale of 132.8 million Existing Shares by the Selling Shareholders, assuming the Over-allotment Option is not exercised. Shares allocated under the Institutional Offer and the Intermediaries Offer are fully underwritten by the Managers, as described in "Underwriting arrangements" in the Price Range Prospectus. Applications under the Intermediaries Offer, up to a maximum amount of £50,000 per applicant, and under the Employee Offer, which together amounted to approximately £124 million or 55 million shares, have been allocated in full. This represents a full allocation to 99.7% by number of applicants in the Intermediaries Offer.

4. THE SELLING SHAREHOLDERS

The Selling Shareholders are the Institutional Shareholders, certain members of the management team below Board level and the Employee Benefit Trust, as set out in Part 8 of the Price Range Prospectus. Assuming no exercise of the Over-allotment Option, the Institutional Shareholders will hold 28.1% of the Company's enlarged issued share capital immediately following the Global Offer, the Directors 0.9%, other members of the management team 2.0% and the Employee Benefit Trust 1.0%. The number of Existing Shares held and being sold by each of the Selling Shareholders (assuming the Over-allotment Option is not exercised) are as follows:

Selling Shareholders	Number of Existing Shares held	Number of Existing Shares being sold
Institutional Shareholders(1)	240,093,711	121,936,063
Yagnish Chotai(2)	63,258	31,629
Donald Mackenzie(3)	430,363	215,182
Current employees(4)	16,718,432	8,336,005
The Employee Benefit Trust(5)	6,680,876	2,316,667

(1) The Institutional Shareholders comprise certain funds managed by, and co-investors with, Cinven and CVC. Those Institutional Shareholders which hold more than 3% of the issued share capital of the Company are listed in paragraph 7 of this document. Existing Shares may also be sold by the Institutional Shareholders pursuant to the Over-allotment Option. The number of Shares relating to Institutional Shareholders for these purposes excludes the number of Shares held on behalf of Yagnish Chotai and Donald Mackenzie, which are referred to below.

(2) Yagnish Chotai is a Non-Executive Director of the Company and a director of Cinven. The Shares referred to are held on his behalf by Cinven Nominees Limited, one of the Institutional Shareholders.

(3) Donald Mackenzie is a Non-Executive Director of the Company and a Managing Partner of CVC. The Shares referred to are held on his behalf by CVC Ventures Nominees Limited, one of the Institutional Shareholders.

(4) Each of the employees selling Existing Shares in the Global Offer is a member of the management team below Board level.

(5) The net proceeds from the sale of Existing Shares by the Employee Benefit Trust will be used to repay a loan made to it by William Hill.

After the Offer, the two largest shareholder groups will be Cinven, and the funds under its management, with 14.3% of the Company's issued share capital, and CVC, and the funds under its management, with 12.7% of the Company's issued share capital, assuming the Over-allotment Option is not exercised. If the Over-allotment Option is exercised in full such shareholder groups will hold 9.2% and 8.7%, respectively, of the Company's issued share capital.

5. DIRECTORS' BONUS

David Harding and Tom Singer are entitled to a bonus payable by the Company which is based on the enterprise value of the Group (being the Company's market capitalisation and outstanding debt) by reference to the Offer Price and which is conditional on Admission. At the Offer Price, Mr Harding's bonus will be approximately £2.8 million and Mr Singer's bonus will be approximately £1.4 million.

6. DIRECTORS' INTERESTS

The following Directors have applied for the following number of Shares under the Global Offer:

David Allvey	10,000 Shares
Barry Gibson	15,556 Shares
Charles Scott	51,111 Shares

7. SUBSTANTIAL SHAREHOLDINGS

Insofar as is known to the Company, the following persons have interests (within the meaning of Part VI of the Act) which represent 3% or more, or will on Admission represent 3% or more, of the issued share capital of the Company:

Shareholder	Number of Shares currently held	Percentage of issued share capital	Number of Shares held after the Offer assuming no exercise of the Over-allotment Option	Percentage of issued share capital	Number of Shares held after the Offer assuming full exercise of the Over-allotment Option	Percentage of issued share capital
CVC European Equity Partners II L.P.(1)	68,189,330	25.2%	34,094,665	8.1%	22,103,193	5.2%
Coal Pension Venture Limited Partnership(2)	22,857,908	8.4%	11,428,954	2.7%	7,409,263	1.8%
Cinven Fund No. 1 Limited Partnership(2)	15,321,620	5.7%	7,660,810	1.8%	4,966,418	1.2%
Citicorp Capital Investors Europe Limited(1)(3)	17,238,176	6.4%	8,619,088	2.0%	5,587,659	1.3%
CVC European Equity Partners II (Jersey) L.P.(1) ..	17,156,966	6.3%	8,578,483	2.0%	5,561,335	1.3%
Second Cinven Fund US No. 2 Limited Partnership(2) ...	12,262,710	4.5%	6,131,355	1.5%	3,974,889	0.9%
Railway Pension Venture Capital Limited(2)	12,029,908	4.4%	6,014,954	1.4%	3,899,427	0.9%
Barclays UK Retirement Fund Venture Limited Partnership(2)	12,029,908	4.4%	6,014,954	1.4%	3,899,428	0.9%
Second Cinven Fund No. 1 Limited Partnership(2)	8,321,318	3.1%	4,160,659	1.0%	2,697,309	0.6%

(1) Funds and investors managed or advised by CVC Capital Partners Limited or an affiliate thereof. The funds and investors managed or advised by CVC Capital Partners Limited or an affiliate thereof hold a total of 106,888,602 Shares, representing 39.5% of the issued share capital of the Company.

(2) Funds managed by Cinven Limited. The funds managed by Cinven Limited hold a total of 120,293,666 Shares, representing 44.4% of the issued share capital of the Company.

(3) Citicorp Capital Investors Europe Limited, which holds 6.37% of the ordinary share capital of the Company, and Schroder Salomon Smith Barney are wholly owned, indirect, subsidiaries of Citigroup Inc.

In so far as is known to the Company, save as disclosed above, the Company is not aware of any other person who, directly or indirectly, is interested in 3% or more of the issued share capital of the Company. The Company is not aware of any person who, following the Global Offer, directly or indirectly, jointly or severally, will exercise or could exercise control over the Company.

8. MATERIAL CONTRACTS

8.1 In accordance with the Underwriting Agreement summarised in paragraph 12 of Part 9 of the Price Range Prospectus, the Company, the Selling Shareholders and the Managers have entered into a supplementary agreement dated 17 June 2002 (the "Supplementary Agreement"). The obligations of the Company and the Selling Shareholders to issue or sell, as the case may be, Shares and the obligations of the Managers to procure subscribers and/or purchasers for, or failing which to themselves subscribe for or purchase, the Shares to be issued and sold under the Global Offer will be subject to certain conditions that are typical for an agreement of this nature including, amongst others, that Admission occurs by not later than 8.00 a.m. on 20 June 2002 or such later time and/or date as Schroder Salomon Smith Barney and Deutsche Bank may agree with the Company, Cinven and CVC. Schroder Salomon Smith Barney and Deutsche Bank may terminate the Underwriting Agreement (including the Supplementary Agreement) in certain circumstances that are typical for an agreement of this nature prior to Admission. These circumstances include the occurrence of certain significant changes in the condition (financial or otherwise), prospects or earnings of the Company or any other member of the Group and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement).

8.2 Save as disclosed above or in the Price Range Prospectus, there are no other material contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Group within the two years immediately preceding the publication of the Price Range Prospectus or are expected to be entered into prior to Admission nor are there any other contracts (not being a contract entered into in the ordinary course of business) entered into by any member of the Group which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

9. CONSENTS

Schroder Salomon Smith Barney and Deutsche Bank have given and have not withdrawn their written consents to the issue of this document with the inclusion herein of the references to their names in the form and context in which they appear.

10. GENERAL

10.1 The Offer Price of 225p per Share represents a premium of 215p over the nominal value of 10p per Share.

10.2 In addition to those documents stated as being available in paragraph 26 of Part 9 of the Price Range Prospectus, copies of the following documents will be available for inspection during normal business hours on any business day at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS until 1 July 2002.

(a) this document;

(b) the Price Range Prospectus;

(c) the Supplementary Agreement referred to in paragraph 8 above; and

(d) the letters of consent referred to in paragraph 9 above.

17 June 2002

imprima de bussy — C85636

DATED JUNE 17, 2002

William Hill PLC

Shares

at £2.25 per Share

Shares of William Hill PLC are being offered hereby by certain of the Managers through their respective selling agents named below to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") or another exemption from, or transaction not subject to, the registration requirements of the Securities Act and, in reliance on Regulation S under the Securities Act, directly to purchasers in the provinces of Ontario, Quebec and British Columbia, Canada on a private placement basis.

In addition to the offering of Shares in the United States and Canada, the Managers are concurrently offering Shares outside the United States in reliance on Regulation S under the Securities Act. The offering of Shares in the United States and Canada hereby forms part of the Global Offer of Shares described in the listing particulars which have been prepared in accordance with the listing rules of the UK Listing Authority made under Section 74 of the Financial Services and Markets Act 2000 of the United Kingdom.

Prior to the Global Offer, there has been no public market for the Shares. Application has been made to the UK Listing Authority for admission to the Official List and application has been made to the London Stock Exchange for admission to trading thereon of the whole of the ordinary share capital of William Hill PLC, issued and to be issued in connection with the Global Offer.

See "Investment considerations" in Part 4 of this offering memorandum for a discussion of certain risks and other factors to be considered in connection with an investment in the Shares.

The Shares have not been and will not be registered under the Securities Act or the applicable securities laws and regulations of any state of the United States and are being offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A in a transaction not involving a "public offering" (within the meaning of Section 4(2) of the Securities Act) and are being offered and sold outside the United States in reliance on Regulation S. Prospective purchasers are hereby notified that the seller of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The Shares are not transferable except in accordance with the restrictions, and each purchaser or subscriber of Shares offered hereby will be deemed to have made the acknowledgements, representations and agreements, described under "Securities Laws - United States of America" in Part 8 of this offering memorandum.

In connection with the Global Offer, the Institutional Shareholders have granted to Schroder Salomon Smith Barney an Over-allotment Option, exercisable at any time up to 30 days after the date of Admission, to cover over-allotments (if any) made in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. The Over-allotment Option requires such shareholders to make available 15% of the total number of Shares to be issued or sold in the Global Offer, in aggregate, at the Offer Price. See "Over-allotment option" in Part 8 of this offering memorandum.

On June 14, 2002, the average rate for Canadian dollars, as reported by the Bank of Canada, was approximately £0.44 = CDN$1.00. See "Exchange rate information".

Offer Price: £2.25 per Share

The Managers expect to deliver the Shares in uncertificated form through the facilities of CREST against payment on June 20, 2002.

Global Coordinator, Financial Adviser and Sponsor

Schroder Salomon Smith Barney

Joint Bookrunners

Deutsche Bank **Schroder Salomon Smith Barney**

Co-lead Managers

ABN AMRO Rothschild **Cazenove**

June 17, 2002

This offering memorandum is confidential and is being furnished by William Hill PLC (the "Company") in connection with an offering exempt from registration under the Securities Act and from the prospectus and registration requirements under the securities legislation of Ontario, Quebec and British Columbia, Canada, solely for the purpose of enabling a prospective investor to consider the purchase of Shares of the Company described herein.

This offering memorandum is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire Shares of the Company. The information contained in this offering memorandum has been provided by the Company and other sources identified herein. The Directors confirm that to the best of their knowledge and belief, the information contained in this offering memorandum is in accordance with the facts and contains no omission likely to affect the import of this offering memorandum. No representation or warranty, express or implied, is made by the Managers as to the accuracy or completeness of such information, and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation by the Managers. Any reproduction or distribution of this offering memorandum, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the Shares offered hereby is prohibited. Each offeree of the Shares, by accepting delivery of this offering memorandum, agrees to the foregoing.

Prospective investors should only rely on the infomation in this offering memorandum. No person has been authorised to give any information or make any representations other than those contained in this offering memorandum and, if given or made, such information or representations must not be relied upon as having been authorised by the Company, the Selling Shareholders or the Managers. The Company is not making an offer of the Shares in any jurisdiction where the offer is not permitted. Neither the delivery of this offering memorandum nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information in this offering memorandum is correct as of any time subsequent to its date.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF

NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT PASSED UPON OR ENDORSED THE MERITS OF THE GLOBAL OFFER NOR CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED ON THE MERIT OF THE SECURITIES DESCRIBED HEREIN AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENSE.

In connection with the Global Offer, Schroder Salomon Smith Barney, as stabilising manager for the account of the Managers, or any person acting for it may over-allocate or effect other transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market for a limited period. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. However, there is no obligation on Schroder Salomon Smith Barney to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, Schroder Salomon Smith Barney does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

Schroder Salomon Smith Barney and Deutsche Bank are acting for William Hill PLC, Cinven Limited ("Cinven") and CVC Capital Partners Europe Limited ("CVC") and no one else in connection with the Global Offer and will not regard any other as their respective clients in relation to the Global Offer and will not be responsible to anyone other than William Hill PLC, Cinven and CVC for providing the protections afforded to clients of Schroder Salomon Smith Barney and Deutsche Bank nor for providing advice in relation to the Global Offer.

The distribution of this offering memorandum in certain jurisdictions may be restricted by law. No action has been or will be taken by the Company, the Selling Shareholders or Managers to permit a public offering of the Shares or to permit the possession or distribution of this offering memorandum (or any other offering or publicity materials or application form(s) relating to the Shares) in any jurisdiction where action for that purpose may be required, other than in the United Kingdom, the Channel Islands and the Isle of Man. Accordingly, neither this offering memorandum nor any advertisement or any other offering material may be distributed or published in any jurisdiction except under circumstances which will result in compliance with any applicable laws and regulations. Persons into whose possession this offering memorandum comes are required by the Company and the Managers to inform themselves about and observe any such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

In making an investment decision, prospective investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved. The contents of this offering memorandum are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own solicitor, financial adviser or tax adviser for legal, financial or tax advice.

This offering memorandum contains summaries of certain documents. The Company believes these summaries are accurate, but prospective investors should refer to the actual document for complete information. The information contained in this offering memorandum under the heading "Exchange rate Information" includes extracts from summaries of information and data publicly released by sources indicated therein. Accordingly, the Company accepts responsibility for accurately extracting such information from such sources. However, such information has not been independently verified by the Company.

AVAILABLE INFORMATION

The Company has agreed to furnish to the US Securities and Exchange Commission (the "Commission") certain information in accordance with Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Company expects to be advised by the Commission that it has been added to the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the Exchange Act. If the Company is added to this list, it will furnish to the Commission certain information in accordance with Rule 12g3-2(b). In addition, the Company has agreed that, so long as it is necessary in order to permit holders of the Shares to effect resales under Rule 144A, the Company will, during any period in which the Company is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b), furnish, upon request, to any holder of Shares offered hereby, or any prospective purchaser designated by such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

MARKET AND INDUSTRY DATA

Market data used in this offering memorandum was obtained from the Company's internal surveys and industry surveys and publications. Industry surveys and publications generally state that the information contained in them has been obtained from sources believed to be reliable. The Company has not independently verified such data. While the Company has compiled and extracted market data, it can provide no assurances as to the accuracy and completeness of such information and takes no responsibility for such data. Similarly, while the Company believes that the internal surveys are reliable, they have not been verified by any independent sources and the Company can provide no assurances as to their accuracy.

ENFORCEMENT OF CIVIL LIABILITIES

The Company is a public limited company incorporated under the laws of England and Wales. The majority of the Directors and the Selling Shareholders reside outside of the United States and Canada, and a substantial portion of the assets of the Company and such persons are located outside the United States and Canada. As a result, it may not be possible for investors to effect service of process within the United States or Canada upon the Company or such persons, or to enforce against them in England in original actions or actions for enforcement of judgements of the US federal or state courts, of civil liabilities predicated upon US federal securities laws or to enforce a judgment obtained in Canadian courts against such companies or such persons outside of Canada.

FORWARD-LOOKING STATEMENTS

This offering memorandum includes "forward-looking statements" within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the US Private Securities Litigation Reform Act of 1995. All statements (other than statements of historical fact) included in this offering memorandum regarding the Group's financial position, business strategy and strengths, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), or any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "plans", "seeks", "will", "may", "anticipates", "would", "could", "continue" or similar expressions or the negative thereof, are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Group, or industry results, to be materially different from any future results or from those suggested in this offering memorandum. The Group cautions investors not to place undue reliance on its forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future and many of the factors that will determine the Group's actual results or performance or achievements are beyond its control. The important factors that could cause the Group's actual results, performance or achievements to differ materially from those in a forward-looking statement include, but are not limited to, those set out in the section entitled "Investment Considerations" in Part 4 of this offering memorandum. These forward-looking statements speak only as at the date of this offering memorandum. Should there be any significant change prior to Admission affecting any matter contained in this offering memorandum or a significant new matter arises prior to Admission, these will be reflected in an amendment to this offering memorandum. In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this offering memorandum might not occur. Additional risks that the Company may currently deem immaterial or that are not presently known to the Company could also cause the forward-looking events discussed in this offering memorandum not to occur. The Company (and any other person responsible for the production of this offering memorandum or any matter contained herein) expressly

disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, unless required to do so by the Financial Services and Markets Act 2000, the Listing Rules or federal securities law or the rules of any other securities regulatory authority.

PRO FORMA FINANCIAL INFORMATION

The report on pro forma financial information in Part 7 of this offering memorandum is included solely to comply with the requirements of the UK Listing Authority. The form of that report does not comply with US GAAS, since US GAAS do not provide for an expression of an opinion on a review of pro forma financial statements or the performance of agreed upon procedures on specified data. To express an opinion on pro forma financial statements in conformity with US GAAS, an examination greater in scope than that performed would be required.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

Unless otherwise indicated, all references in this offering memorandum to "pounds sterling", "£", "penny", "pence" or "p" are to the lawful currency of the United Kingdom, references to "US Dollars", "$" or "US$" are to the lawful currency of the United States and references to "CDN$" are to the lawful currency of Canada. The Company prepares its financial statements in pounds sterling.

Unless otherwise indicated, financial information in this offering memorandum, including the pro forma financial information in Part 7, has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. A summary of the principal differences between UK GAAP and US GAAP is set out in Part 5 of this offering memorandum.

Certain financial data in this offering memorandum has been rounded.

The Company's financial year normally comprises 52 weeks ending on the last Tuesday prior to, or falling on, December 31. Periodically, a 53rd week is necessary to realign the accounting year with the calendar.

Certain terms used in this offering memorandum are defined and certain technical and other terms used in this offering memorandum are explained, in "Definitions and glossary" in Part 10 of this offering memorandum.

Unless the context otherwise requires or it is expressly provided to the contrary, the information in this offering memorandum assumes no exercise of the Over-allotment Option.

All times referred to in this offering memorandum are, unless otherwise stated, references to London time.

REPRESENTATIONS, ACKNOWLEDGEMENTS AND AGREEMENTS OF CANADIAN PURCHASERS

Confirmations of the acceptance of offers to purchase any Shares will be sent to purchasers in Canada who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Shares resident in Canada who receives a purchase confirmation, by the purchaser's receipt thereof, represents to, and agrees with, each of (i) the Company, (ii) any Selling Shareholder(s) on whose behalf the distribution is made who, alone or in combination with persons or companies, hold a sufficient number of any securities of the Company to affect materially the control of Company and (iii) the Managers and any of their affiliates from whom such purchase confirmation is received, that:

(a) such purchaser and any ultimate purchaser for which such purchaser is acting as agent is eligible under applicable Canadian securities laws to purchase the Shares without the use of a dealer registered under such securities laws and without the benefit of a prospectus qualified under such securities laws;

(b) if resident in Ontario, such purchaser is not an individual, and is an "accredited investor", as defined in Ontario Securities Commission Rule 45-501 (the "Ontario Rule");

(c) if resident in Québec, represents that such purchaser is a "sophisticated purchaser", as defined in section 44 of the *Securities Act* (Québec) when purchasing the Shares as principal or is a "sophisticated purchaser", as defined in section 45 of the *Securities Act* (Québec) when purchasing for the portfolio of a person managed solely by it;

(d) if resident in British Columbia, represents that such purchaser either (i) is designated as an "exempt purchaser" in an order made by the Executive Director of the British Columbia Securities Commission for the purposes of section 74(2)(3) of the *Securities Act* (British Columbia); (ii) is not an individual and is purchasing a sufficient number of Shares such that the aggregate acquisition cost to

such purchaser is not less than CDN$97,000, or (iii) is not an individual and is an "accredited investor" as defined in Multilateral Instrument 45-103;

(e) such purchaser's investment decision will be based solely on the final version of this offering memorandum and not on any other information concerning the Company or the offering;

(f) the Shares are being distributed in Canada on a private placement basis only and that any resale of such Shares must be in accordance with the requirements of applicable securities laws;

(g) where required by law, represents that such purchaser is either purchasing the Shares as principal for its own account and not as agent or trustee or is deemed to be purchasing the Shares as principal for its own account in accordance with the applicable securities laws of the jurisdiction in which such purchaser is resident and is not a company or other entity created solely for the purpose of permitting a group of persons to acquire securities in reliance on a prospectus exemption; and

(h) it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of Shares be drawn up in the English language only. *Chaque acheteur résidant dans une jurisdiction représente à l'emetteur et au conseiller en investissement que c'est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des actions soient rédigés uniquement en anglais.*

RIGHTS OF ACTION (ONTARIO PURCHASERS)

Pursuant to the Ontario Rule, purchasers in Ontario shall have the right of action referred to in section 130.1 of the *Securities Act* (Ontario) (the "Ontario Act"), where this offering memorandum and any amendment thereto contains a misrepresentation (as defined in the Ontario Act). However, such rights must be exercised by Ontario purchasers within the prescribed time limits. The following is a concise description of the right of action for rescission or damages, or both, that is available to purchasers in Ontario of the Shares.

Where this offering memorandum contains a misrepresentation and it was a misrepresentation at the time of purchase, a purchaser resident in Ontario who purchases Shares offered hereby during the period of distribution shall have a right of action against the Company and against any Selling Shareholder(s) on whose behalf the distribution is made who, alone or in combination with persons or companies, hold a sufficient number of any securities of the Company to affect materially the control of the Company, for rescission or damages, exercisable:

(a) in the case of an action for rescission, within 180 days after the date on which payment was made for the Shares offered hereby: or

(b) in the case of any action, other than an action for rescission, within the earlier of:

  (i) 180 days after the purchaser first has knowledge of the facts giving rise to the cause of action; or

  (ii) three years after the date on which payment was made for the Shares offered hereby,

provided that:

(a) the Company and/or the Selling Shareholders will not be held liable under this paragraph if they prove that the purchaser purchased the Shares with knowledge of the misrepresentation;

(b) in an action for damages, the Company and/or the Selling Shareholders will not be liable for all or any portion of such damages that the Company and/or the Selling Shareholders prove do not represent the depreciation in value of the Shares as a result of the misrepresentation relied upon;

(c) in no case will the amount recoverable under this paragraph exceed the price at which the Shares were offered to the purchaser; and

(d) the right of action for rescission or damages conferred by section 130.1 of the Ontario Act is in addition to and without derogation from any other right the purchaser may have at law.

The foregoing summary is subject to the express provisions of the Ontario Act and the rules and the regulations thereunder (including the Ontario Rule) and reference is made thereto for the complete text and provisions. Purchasers resident in Ontario should refer to those provisions for the particulars of these rights or consult with a legal adviser.

TAXATION OF CANADIAN PURCHASERS

Canadian purchasers of Shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Shares in their particular circumstances and with respect to the eligibility of the Shares for investment by the purchaser under relevant legislation.

EXCHANGE RATE INFORMATION

The following table sets out, for the periods and dates indicated, certain information regarding the noon buying rate in The City of New York as announced by the United States Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") for cable transfers in pounds sterling, expressed in dollars per pound sterling. Such rates are provided solely for the convenience of the reader and should not be construed as a representation that sterling amounts actually represent such dollar amounts or that such sterling amounts could have been, or could be, converted into dollars at that rate or any other rate. Such rates are not used by the Company in the preparation of its consolidated financial statements included elsewhere in this offering memorandum.

Year ended December 31,	*Average*[(1)]	*High*	*Low*	*At Period End*
1997	$ 1.64	1.71	1.58	1.64
1998	1.66	1.72	1.61	1.66
1999	1.61	1.68	1.55	1.62
2000	1.51	1.65	1.40	1.50
2001	1.44	1.50	1.37	1.45
2002 (to June 14, 2002)	1.44	1.47	1.41	1.47

(1) The average of the Noon Buying Rates on the last business day of each full month (or shorter applicable period) during the relevant period.

The following table sets out, for the periods indicated, certain information concerning the number of pounds for which one Canadian dollar could be exchanged based on the quoted rate from the Bank of Canada. Exchange rates as reported by the Bank of Canada used herein are based on Bank of Canada "nominal rates", which are neither buying nor selling rates. Rates available from financial institutions will likely differ. No representation is made that the Canadian dollar amounts actually represent such pound amounts or could have been or could be converted into pounds at the rate indicated, any other rate or at all.

Period	*Period end rate*	*Average rate*
January 1, 1997–December 31, 1997	£0.43 = CDN$1.00	£0.44 = CDN$1.00
January 1, 1998–December 31, 1998	£0.39 = CDN$1.00	£0.41 = CDN$1.00
January 1, 1999–December 31, 1999	£0.43 = CDN$1.00	£0.42 = CDN$1.00
January 1, 2000–December 31, 2000	£0.45 = CDN$1.00	£0.44 = CDN$1.00
January 1, 2001–December 31, 2001	£0.43 = CDN$1.00	£0.45 = CDN$1.00
December 30, 1998–December 28, 1999	£0.43 = CDN$1.00	£0.42 = CDN$1.00
December 29, 1999–December 26, 2000	£0.44 = CDN$1.00	£0.44 = CDN$1.00
December 27, 2000–March 27, 2001	£0.45 = CDN$1.00	£0.45 = CDN$1.00
January 1, 2002–April 2, 2002	£0.44 = CDN$1.00	£0.44 = CDN$1.00

On June 14, 2002, the average rate for Canadian dollars, as reported by the Bank of Canada, was approximately £0.44 = CDN$1.00.

Application has been made to the UK Listing Authority for all of the ordinary share capital of William Hill PLC, issued and to be issued in connection with the Global Offer, to be admitted to the Official List. Application has also been made to the London Stock Exchange for such share capital to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that listing will become effective, and that unconditional dealings in Shares will commence, on 20 June 2002. All dealings prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned.

The Directors of William Hill PLC, whose names appear on page 7 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

For a discussion of certain risks and other factors that should be considered in connection with an investment in the Shares, see "Investment considerations" in Part 4.

William Hill PLC

(Incorporated in England and Wales under the Companies Act 1985 with registered number 4212563)

Global Offer of 283,946,656 Shares of 10p each
and admission to the Official List and to trading on
the London Stock Exchange
at 225p per Share

Global Co-ordinator, Financial Adviser and Sponsor
Schroder Salomon Smith Barney

Joint Bookrunners

Deutsche Bank **Schroder Salomon Smith Barney**

Co-lead Managers

ABN AMRO Rothschild **Cazenove**

Ordinary share capital immediately following completion of the Global Offer and the use of proceeds from the issue of New Shares in the Global Offer:

Authorised			Issued and fully paid	
Number	**Amount (£)**		**Number**	**Amount (£)**
800,000,000	80,000,000	Shares of 10p each	421,811,111	42,181,111

From Admission, the Shares will rank in full for all dividends and other distributions declared, made or paid on the ordinary shares of William Hill PLC.

In connection with the Global Offer, Schroder Salomon Smith Barney, as stabilising manager for the account of the Managers, or any person acting for it may over-allocate or effect other transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market for a limited period. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. However, there is no obligation on Schroder Salomon Smith Barney to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, Schroder Salomon Smith Barney does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

Schroder Salomon Smith Barney and Deutsche Bank are acting for William Hill PLC, Cinven Limited ("Cinven") and CVC Capital Partners Europe Limited ("CVC") and no-one else in connection with the Global Offer and will not regard any other person as their respective clients in relation to the Global Offer and will not be responsible to anyone other than William Hill PLC, Cinven and CVC for providing the protections afforded to clients of Schroder Salomon Smith Barney and Deutsche Bank nor for providing advice in relation to the Global Offer.

No person has been authorised to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been so authorised. Neither the delivery of this document nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.

The Global Offer being made by means of this document is being made in the United Kingdom, the Isle of Man and the Channel Islands by means of an institutional and intermediaries offer, in the United Kingdom by means of an employees offer and outside the United Kingdom, the Channel Islands and the Isle of Man by way of private placings. The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Shares are not transferable except in accordance with, and the distribution of this document is subject to, the restrictions set out in Part 8. Accordingly, this document may not be supplied to the public in any jurisdiction, other than the United Kingdom, the Channel Islands and Isle of Man, in which any registration, qualification or other requirements exist or would exist in respect of any public offering of shares.

This document is being distributed only (i) in the United Kingdom to persons who have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001 and (ii) to persons to whom it may otherwise be lawful to distribute it (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. This document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person.

This document does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any of the Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. In particular, the Shares offered by this document have not been, and will not be, registered under the US Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold within the United States.

The Managers may arrange for the offer and sale of Shares in the United States only to persons reasonably believed to be Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act) in reliance on the exemption from the registration requirements of the US Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act. Prospective purchasers are hereby notified that the sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

No US federal or state securities commission or regulatory authority has approved or disapproved of these Shares or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence in the United States.

The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult its own solicitor, financial adviser or tax adviser for legal, financial or tax advice.

Certain terms used in this document are defined and certain technical and other terms used in this document are explained in "Definitions and glossary" in Part 10.

FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the US Private Securities Litigation Reform Act of 1995. All statements (other than statements of historical fact) included in this document regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), or any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "plans", "seeks", "will", "may", "anticipates", "would", "could", "continue" or similar expressions or the negative thereof, are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Group, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Group cautions investors not to place undue reliance on its forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. The important factors that could cause the Group's actual results, performance or achievements to differ materially from those in a forward-looking statement include, but are not limited to, those set out in Part 4 and Part 5. These forward-looking statements speak only as at the date of this document. Should there be any significant change prior to Admission affecting any matter contained in this document or a significant new matter arises prior to Admission, these will be reflected in a supplement to this document. In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this document might not occur. Additional risks that the Directors may currently deem immaterial or that are not presently known to the Directors could also cause the forward-looking events discussed in this document not to occur. The Directors (and any other person responsible for the production of this document or any matter contained herein) expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, unless required to do so by the Financial Services and Markets Act 2000, the Listing Rules or federal securities law or the rules of any other securities regulatory authority.

Expected Timetable for the Global Offer[1]

Conditional dealings in Shares commence[2]	8.00 a.m. on 17 June 2002
Admission and unconditional dealings in Shares commence	8.00 a.m. on 20 June 2002
Shares credited to CREST accounts	20 June 2002
Despatch of definitive share certificates	commencing 20 June 2002

(1) *Each of the times and dates in this timetable is subject to change without further notice. Where a time of day is specified, it refers to London time.*

(2) *It should be noted that, if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.*

Offer Statistics

Offer Price per Share	225p
Number of Shares being offered	283,946,656
New Shares	151,111,111
Existing Shares[(1)]	132,835,545
Number of Existing Shares subject to the Over-allotment Option	42,591,998
Percentage of the enlarged issued share capital being offered	66%
Number of Shares in issue following the Offer	421,811,111
Market capitalisation at the Offer Price	£949 million
Pre-exceptional pro forma earnings per Share for the 2001 financial year[(2)]	13.4p
Expected interim dividend (net) per Share for the 26 weeks ending 2 July 2002[(3)]	2.9p

(1) *Assuming the Over-allotment Option is not exercised.*

(2) *Extracted from Part 7. The pre-exceptional pro forma earnings per Share for the 2001 financial year have been calculated on the basis that the capital structure of the Group following Admission had been in place throughout the 2001 financial year.*

(3) *In the absence of unforeseen circumstances, the Directors intend to recommend an interim cash dividend for the 26 weeks ending 2 July 2002 of 2.9p (net) per Share, which will be payable in December 2002 to shareholders on the register in November 2002, reflecting the capital structure and dividend policy of the Group following Admission.*

Directors, Secretary and Advisers

DIRECTORS

John Brown (Chairman)
David Harding (Chief Executive)
Tom Singer (Group Finance Director)
David Allvey (Non-Executive Director)
Yagnish Chotai (Non-Executive Director)
Barry Gibson (Non-Executive Director)
Donald Mackenzie (Non-Executive Director)
Charles Scott (Non-Executive Director)
all of Greenside House, 50 Station Road,
Wood Green, London N22 7TP

GROUP COMPANY SECRETARY

Nigel Blythe-Tinker

REGISTERED AND HEAD OFFICE

Greenside House
50 Station Road
Wood Green
London N22 7TP

GLOBAL CO-ORDINATOR, JOINT BOOKRUNNER, FINANCIAL ADVISER AND SPONSOR

Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

JOINT BOOKRUNNER

Deutsche Bank
Winchester House
1 Great Winchester Street
London EC2N 2DB

SOLICITORS AND US COUNSEL TO THE COMPANY

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

SOLICITORS AND US COUNSEL TO THE SPONSOR AND THE MANAGERS

Clifford Chance Limited Liability Partnership
200 Aldersgate Street
London EC1A 4JJ

REPORTING ACCOUNTANTS AND AUDITORS TO THE COMPANY

Deloitte & Touche
Chartered Accountants and Registered Auditors
Hill House
1 Little New Street
London EC4A 3TR

PRINCIPAL BANKERS

National Westminster Bank Plc
30 North Audley Street
London W1A 4UQ

REGISTRARS

Capita IRG Plc
Balfour House
390-398 High Road
Ilford
Essex IG1 INQ

RECEIVING AGENT

Capita IRG Plc
New Issues Department
PO Box 166
Bourne House
34 Beckenham Road
Kent BR3 4TH

Summary of Key Information

The following information should be read in conjunction with the full text of this document. Prospective investors should read the whole of this document and not just rely on this summary.

THE BUSINESS OF WILLIAM HILL

Founded in 1934, William Hill is one of the best known names in the UK betting industry. It is one of the leading providers of fixed-odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering AWPs in the LBOs and operating an online casino. William Hill has a long established and widely recognised brand, with a strong reputation for quality.

William Hill is a market leader in all major betting channels in the UK with a growing international presence through its online business. The Group delivers its betting products to customers through three principal channels:

- **Licensed betting offices** ("LBOs"), comprising a nationwide network in the UK of 1,536 LBOs, making William Hill the second largest operator of LBOs in the UK;
- **Telephone betting**, in which the Directors believe William Hill is the UK market leader with an estimated market share of approximately 40% by turnover; and
- **Online betting**, comprising profitable and fast growing online Sportsbook (www.williamhill.co.uk) and online casino (www.williamhillcasino.com) operations.

LBOs

William Hill has a nationwide network in the UK of 1,536 LBOs, making it the second largest operator of LBOs in the UK by number. The LBO estate is of a high quality, reflecting sustained investment. Approximately 45% of the LBOs are located in London and the south-east of England where the average stake per bet is higher than in the rest of the estate. The scale of the LBO network gives William Hill a significant competitive advantage in terms of brand recognition and allows central fixed costs to be spread across a large estate.

In LBOs, customers have access to real-time sports information and typically a 13 television screen and audio system provides live race or match coverage and commentary, prices, runners, riders and results through satellite links. Sports betting is supplemented by a range of numbers betting opportunities and amusement with prize machines ("AWPs"), which are installed in virtually all of William Hill's LBOs.

In the 2001 financial year, LBOs, including AWPs, generated £1,722 million of turnover (70% of Group turnover), £417 million of gross win (83% of Group gross win) and £93 million of operating profit.

Telephone betting

The Directors believe William Hill is the UK market leader in telephone betting with an estimated market share of approximately 40% by turnover. William Hill has led innovations in telephone betting, having introduced freephone betting and offered debit card betting before any other major UK bookmaker. William Hill has 640 telephone bet capture positions at call centres in Leeds and Sheffield.

As at 1 January 2002, William Hill had approximately 400,000 registered telephone betting accounts including over 150,000 "active" customers (those who placed a bet during 2001).

In the 2001 financial year, telephone betting generated £419 million of turnover (17% of Group turnover), £48 million of gross win (10% of Group gross win) and £16 million of operating profit.

Online betting

William Hill operates an online Sportsbook (www.williamhill.co.uk), based in the UK, and an online casino (www.williamhillcasino.com), based in the Netherlands Antilles, which are profitable and fast growing. William Hill accepted its first bet on the internet in 1998 and since then its online Sportsbook and casino have experienced significant growth in the UK and internationally, attracting customers from over 150 countries since launch. The Directors believe William Hill had the most profitable online betting operation of the major UK bookmakers in 2001.

As at 1 January 2002, William Hill's online Sportsbook had over 280,000 registered accounts, including almost 100,000 active customers, and the casino had over 110,000 registered accounts, including over 35,000 active customers.

In the 2001 financial year, online betting generated £274 million of turnover (11% of Group turnover), £35 million of gross win (7% of Group gross win) and £9 million of operating profit.

The bookmaking industry and fiscal environment

In recent years, as social attitudes towards gambling have changed, there have been regulatory changes in the UK industry and further changes are proposed, resulting in significant opportunities for bookmakers. William Hill has been at the forefront of influencing this change, and has a track record of profitably innovating, diversifying and growing as new opportunities have arisen.

Recently, William Hill played a leading role in persuading the UK Government to abolish betting duty on bookmakers' turnover, that was passed on to customers via deductions, and introduce a tax on bookmakers' profits ("GPT"). This has led to deduction free betting for all customers.

The Directors believe William Hill is well positioned to benefit from the potential opportunities outlined in the July 2001 UK Gambling Review (the "Budd Report") and the March 2002 Government Paper. These include recommendations to allow a doubling of the number of gaming machines permitted in each LBO (including Jackpot machines with higher payouts) and, subject to a code of practice, to relax advertising restrictions. The introduction of GPT and the UK Government's acceptance of the main recommendations of the Budd Report are strong indications of the political support that the gambling industry currently enjoys in the UK.

HISTORY

William Hill was founded in London in 1934 as a telephone bookmaking business through William Hill Organization Limited ("WHO"), one of the principal subsidiaries of William Hill PLC (the "Company"). The Institutional Shareholders acquired their interest in the Group in March 1999 and currently own 88.8% of the Company's Existing Shares. The Company was incorporated in May 2001 and it acquired William Hill Holdings Limited and its subsidiaries as part of a group reorganisation earlier this year to facilitate the Global Offer.

KEY STRENGTHS

The Directors believe that William Hill has a number of significant competitive advantages and strengths, which will be important factors in maintaining and further developing the business, including the following:

- A market leader in all major betting channels in the UK with a growing international presence via its online operation;
- A long established and widely recognised brand, with a strong reputation for quality;
- An extensive and high quality estate of betting shops, which benefits from significant past investment and ongoing refurbishment and improvement;
- An effective risk management system and bookmaking experience;
- A focus on sustainable and profitable growth and tight management of costs;
- Strong cash flow generation;
- A track record of innovation and profitably exploiting regulatory, fiscal and technological change; and
- A strong management team.

These are described in more detail in "Key strengths" in Part 1.

STRATEGY

William Hill intends to pursue a strategy aimed at delivering sustainable earnings growth and value for shareholders. The key elements of this strategy are to:

- Continue to enhance traditional earnings and maximise organic growth opportunities;
- Profitably exploit new platforms;
- Capitalise on opportunities arising from regulatory, fiscal and technological change; and
- Selectively pursue value-enhancing acquisitions.

Each of these elements of William Hill's strategy is described in more detail in "Strategy" in Part 1.

REASONS FOR LISTING AND USE OF PROCEEDS

William Hill is seeking a listing and is making the Global Offer in order to establish an appropriate capital structure for the next phase of its development and to enhance its strategic flexibility. The Directors believe that a number of recent developments in the UK gambling market could result in increased opportunities, in particular in relation to consolidation among LBO operators. Following the Global Offer, William Hill will be able to use listed Shares for acquisitions and have access to lower cost capital, in addition to the committed but partially undrawn New Bank Facility, allowing it to play a leading role in the development of the UK gambling industry as opportunities arise. The Global Offer will also provide William Hill's Institutional Shareholders with a partial monetisation of their investment and enhanced liquidity for the Shares.

The Company intends to raise proceeds from the Global Offer of approximately £340 million before expenses (£327.3 million after expenses). The Company intends to use the net proceeds from the Global Offer, a drawdown under the New Bank Facility and cash resources of the Group to repay its borrowings under the Deep Discount Bonds, the Term Loan Facility and the Senior Subordinated Notes, as described in the paragraph below.

Part 7 sets out an unaudited pro forma consolidated net asset statement for the Group as at 2 April 2002 based on the audited consolidated financial information set out in Part 6 and adjusted to illustrate the capital structure of the Group following Admission. On a pro forma basis, the Company would have raised proceeds from the Global Offer of approximately £340 million. The Company would have borrowed £520 million from Admission under the New Bank Facility of £660 million described in paragraph 13(d) of Part 9. The Company would have used its net proceeds from the Global Offer, a draw down of £520 million under the New Bank Facility and cash resources of the Group to repay the entire £481 million owed to the Institutional Shareholders under the Deep Discount Bonds, the entire £300 million of indebtedness under the Term Loan Facility and £172 million to complete its tender offer to buy-in the outstanding Senior Subordinated Notes. These payments would have left the Group with net indebtedness of approximately £497 million. The Company will not receive any of the proceeds from the sale of Existing Shares by the Selling Shareholders.

The pro forma amounts above, with the exception of the proceeds from the Global Offer, may vary from the amounts at Admission due to payments and accrued interest charges between 2 April 2002 and Admission.

On 13 May 2002, the Company announced a tender offer and consent solicitation, conditional on Admission, among other things, for the purchase by William Hill of the Senior Subordinated Notes at a price based upon a spread of 50 basis points over the yield to maturity on the UK Gilt 8% due June 2003. To date, valid tenders in respect of Senior Subordinated Notes and related consents of holders representing in excess of 75% of the outstanding aggregate principal amount of the Senior Subordinated Notes have been received. As a result, an amended and restated Indenture has been executed that amends the Senior Subordinated Notes and the Indenture and eliminates from the Senior Subordinated Notes and the Indenture substantially all of the restrictive covenants which, among other things, restrict the ability of certain Group companies to incur additional indebtedness, make certain restricted payments (including, under certain circumstances, the payment of dividends) or merge or consolidate with another entity. Such amended and restated indenture shall remain effective unless the Company does not consumate the tender offer. For further information, see "Liquidity and capital resources" in Part 5 and "Material contracts" in paragraph 13 of Part 9.

FINANCIAL INFORMATION

The table below sets out selected key financial information for the Group on a consolidated basis for the periods indicated. This information has been extracted from Part 6, which has been prepared in accordance

with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. A description of the material differences between UK and US GAAP as they relate to the Group is set out in Part 5. Investors should read this document as a whole and not rely solely on the summarised financial information set out below.

	52 weeks ended 28 December 1999(1) (£ million)	52 weeks ended 26 December 2000(1) (£ million)	53 weeks ended 1 January 2002 (£ million)	13 weeks ended 27 March 2001(1) (£ million)	13 weeks ended 2 April 2002 (£ million)
Profit and loss					
Turnover	1,878	2,042	2,452	449	700
Gross win(2)	417	452	503	114	131
EBITDA(3)	88	99	129	30	43
EBIT(4)	74	85	112	26	39
Cash flow					
Operating cash flow	85	101	133	33	47

(1) Figures for 1999, 2000 and the first quarter of 2001 restated for adoption of FRS17: Retirement benefits.

(2) Gross win is total customer stakes less winnings.

(3) Earnings before interest, taxation, depreciation and amortisation (excluding in 1999 and for the first quarter 2002, exceptional items, and in 1999 impairment of goodwill in associated undertaking (SIS), see Notes 2 and 14 to the report on William Hill Holdings Limited in Part 6).

(4) Earnings before interest and taxation (excluding in 1999 and for the first quarter 2002, exceptional items, and in 1999 impairment of goodwill in associated undertaking (SIS), see Notes 2 and 14 to the report on William Hill Holdings Limited in Part 6).

CURRENT TRADING AND PROSPECTS

The Group's financial year ended on 1 January 2002 and a summary of the results for the thirteen weeks ended 2 April 2002 compared to the thirteen weeks ended 27 March 2001 is set out in Part 5.

The Group's results for the first quarter of 2002 showed significant increases in turnover, gross win and profit in all betting channels compared to the first quarter of 2001. Profit before interest and taxation (after exceptional costs of £1 million) increased 45% to £37.7 million. The results benefited from particularly strong underlying margins due to favourable results and a high level of recycling following the introduction of deduction free betting and gross profits tax in October 2001.

Since the end of the first quarter, margins have reduced due to less favourable results but are consistent with normal short term variations. The results for the 2002 financial year, and in particular the 26 week period ending 2 July 2002, will be influenced by betting on certain significant sporting events, most notably the football World Cup and Royal Ascot. The pattern of betting activity on these events and results may materially impact on the Group's short term trading performance.

Overall, the outlook for the Group's trading for the full financial year remains in line with management's expectations. The Directors believe that the Group is well placed to take advantage of opportunities arising from regulatory, fiscal and technological changes and are confident of William Hill's prospects for the current financial year and beyond.

DIVIDENDS AND DIVIDEND POLICY

The Directors intend to adopt a progressive dividend policy, which will reflect the long-term earnings and cashflow potential of the Group, whilst maintaining an appropriate level of dividend cover.

It is envisaged that the Company will pay an interim dividend in December and a final dividend in June of each year, in the approximate proportions of one third and two thirds respectively of the total annual dividend. The first dividend to be declared by the Company following the Global Offer will be the interim dividend in respect of the 26 weeks ending 2 July 2002.

In the absence of unforeseen circumstances, the Directors expect to recommend an interim cash dividend for the 26 weeks ending 2 July 2002 of 2.9p (net) per Share, which will be payable in December 2002 to shareholders on the register in November 2002, reflecting the capital structure and dividend policy of the Group following Admission.

THE GLOBAL OFFER

The Company will issue 151.1 million New Shares to raise approximately £340 million before expenses (£327.3 million after expenses). The Global Offer will also consist of the sale of 132.8 million Existing Shares by the Selling Shareholders, assuming the Over-allotment Option is not exercised. The Institutional Shareholders have granted Schroder Salomon Smith Barney on behalf of the Managers the Over-allotment Option pursuant to which Schroder Salomon Smith Barney may require the Institutional Shareholders to sell additional Existing Shares at the Offer Price to cover over-allotments, if any, made in connection with the Global Offer and to cover any short positions resulting from stabilisation transactions. The Over-allotment Option may be exercised, in whole or in part, at any time up to 30 days from Admission. The number of New Shares and Existing Shares to be issued and sold in the Global Offer, and to be the subject of the Over-allotment Option, is described in more detail in Part 8.

Under the Global Offer, all Shares will be issued or sold at the Offer Price, which has been agreed between the Company, Cinven, CVC, Schroder Salomon Smith Barney and Deutsche Bank. The Managers have entered into commitments under the Underwriting Agreement pursuant to which they agree, subject to certain conditions, to subscribe or procure subscribers for New Shares and to purchase or to procure purchasers for Existing Shares which, in each case, are allocated pursuant to the Institutional Offer or the Intermediaries Offer.

Admission is expected to take place, and unconditional dealings in the Shares are expected to commence, at 8.00 a.m. on 20 June 2002. Prior to that time, it is expected that conditional dealings in the Shares will commence at 8.00 a.m. on 17 June 2002 and settlement of such dealings will take place on 20 June 2002. All dealings prior to the commencement of unconditional dealings will be at the sole risk of the parties concerned. These times and dates may be changed without further notice.

Shares allocated under the Institutional Offer and the Intermediaries Offer are fully underwritten by the Managers, as described in paragraph 12 of Part 9 of this document. Applications under the Intermediaries Offer, up to a maximum amount of £50,000 per applicant, and under the Employee Offer, which together amounted to approximately £124 million or 55 million shares, have been allocated in full. This represents a full allocation to 99.7% by number of applicants in the Intermediaries Offer.

THE SELLING SHAREHOLDERS

The Selling Shareholders are the Institutional Shareholders, certain members of the management team below Board level and the Employee Benefit Trust, as set out in Part 8. Assuming no exercise of the Over-allotment Option, the Institutional Shareholders will hold 28.1% of the Company's enlarged issued share capital immediately following the Global Offer, the Directors 0.9%, other members of the management team 2.0% and the Employee Benefit Trust 1.0%. See "The Selling Shareholders" and "Over-allotment Option" in Part 8.

LOCK-UP AND ORDERLY SALE ARRANGEMENTS

The Company has agreed that, until announcement of its financial results for the 2002 financial year, it will not, without the consent of Schroder Salomon Smith Barney, issue or offer Shares or related securities, other than pursuant to employee share option schemes, in connection with an acquisition of a business or a company where the market value of the Shares being issued does not exceed £50,000,000 or pursuant to the Global Offer.

Each of the Directors and the other existing shareholders have agreed that, until announcement of the Company's financial results for the 2002 financial year, he or it will not, without the consent of Schroder Salomon Smith Barney, having consulted with Deutsche Bank, or in certain other limited circumstances, dispose of any Shares owned by him or it after Admission.

The majority of the Institutional Shareholders, representing 221,676,230 Shares, have agreed to notify each other if they intend to sell any Shares between Admission and 31 December 2003. In such circumstances, the other relevant Institutional Shareholders will have an opportunity to participate in such sale on a pro rata basis.

INVESTMENT CONSIDERATIONS

An investment in the Shares involves risks, including those relating to or arising from the regulatory regimes to which the Group is subject, including the UK Betting Act and certain international regulations, risks inherent to fixed-odds betting, competition within the bookmaking industry, bookmaking seasonality, dependence on key personnel, the Group's significant leverage and ability to service debt and fluctuations in the market price of the Shares. Further details of these risk factors are set out in "Investment considerations" in Part 4.

Part 1 – Business of William Hill

INTRODUCTION

Founded in 1934, William Hill is one of the best known names in the UK betting industry. It is one of the leading providers of fixed-odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering AWPs in its LBOs and operating an online casino. William Hill has a long established and widely recognised brand, with a strong reputation for quality.

William Hill is a market leader in all major betting channels in the UK with a growing international presence through its online business. The Group delivers its betting products to customers through three principal channels:

LBOs

William Hill has a nationwide network in the UK of 1,536 LBOs, making it the second largest operator in the UK by number of LBOs. The LBO estate is of a high quality, reflecting sustained investment. Approximately 45% of the LBOs are located in London and the south-east of England where the average stake per bet is higher than in the rest of the estate. The scale of the LBO network gives William Hill a significant competitive advantage in terms of brand recognition and allows central fixed costs to be spread across a large estate.

In LBOs, customers have access to real-time sports information and typically a 13 television screen and audio system provides live race or match coverage and commentary, prices, runners, riders and results through satellite links. Sports betting is supplemented by a range of numbers betting opportunities and AWPs, which are installed in virtually all of William Hill's LBOs.

In the 2001 financial year, LBOs, including AWPs, generated £1,722 million of turnover (70% of Group turnover), £417 million of gross win (83% of Group gross win) and £93 million of operating profit.

Telephone betting

The Directors believe William Hill is the UK market leader in telephone betting with an estimated market share of approximately 40% by turnover. William Hill has led innovations in telephone betting, having introduced freephone betting and offered debit card betting before any other major UK bookmaker. William Hill has 640 telephone bet capture positions at call centres in Leeds and Sheffield.

As at 1 January 2002, William Hill had approximately 400,000 registered telephone betting accounts including over 150,000 "active" customers (those who placed a bet during 2001).

In the 2001 financial year, telephone betting generated £419 million of turnover (17% of Group turnover), £48 million of gross win (10% of Group gross win) and £16 million of operating profit.

Online betting

William Hill operates an online Sportsbook (www.williamhill.co.uk), based in the UK, and online casino (www.williamhillcasino.com), based in the Netherlands Antilles, which are profitable and fast growing. William Hill accepted its first bet on the internet in 1998 and since then its online Sportsbook and casino have experienced significant growth in the UK and internationally, attracting customers from over 150 countries since launch. The Directors believe William Hill had the most profitable online betting operation of the major UK bookmakers in 2001.

As at 1 January 2002, William Hill's online Sportsbook had over 280,000 registered accounts, including almost 100,000 active customers, and the casino had over 110,000 registered accounts, including over 35,000 active customers.

In the 2001 financial year, online betting generated £274 million of turnover (11% of Group turnover), £35 million of gross win (7% of Group gross win) and £9 million of operating profit.

THE BOOKMAKING INDUSTRY

UK gambling market

In recent years, as social attitudes towards gambling have changed, there have been regulatory changes in the UK industry and further changes are proposed, resulting in significant opportunities for the bookmaking industry. William Hill has capitalised on this change, and has a track record of profitably innovating, diversifying and growing as new opportunities have arisen.

The fundamental changes affecting betting in recent years, or which may impact in future years, include:

- *Introduction of the National Lottery.* The launch of the National Lottery in 1994 contributed to the short-term decline in the profitability of LBOs during the mid 1990s but also acted as a catalyst for deregulation initiatives as the UK Government more readily regarded gambling as an appropriate adult leisure activity.
- *Change in taxation regime.* Prior to October 2001, there was a 9% deduction payable on off-course bets placed within the UK. Most of this deduction was used by UK bookmakers to cover a betting duty charged at 6.75% of total customer turnover and payable to the UK Government. Major UK bookmakers used a significant part of the balance to pay horse racing and greyhound racing levies. This led to UK customers seeking deduction free betting offshore. In order to create an environment for British bookmakers to develop their businesses domestically and internationally, the UK Government amended the relevant taxation regime. Legislation was enacted in October 2001 changing the betting duty from a 6.75% charge to bookmakers on all stakes (off-course customer turnover) to a 15% charge on bookmakers' gross win. The change in basis of taxation has allowed bookmakers to absorb duty and levy costs and to offer deduction free betting.
- *Budd Report and the March 2002 Government Paper.* The recommendations contained in the July 2001 report of the Independent Gambling Review Body (the "Budd Report") and the UK Government's March 2002 response (the "March 2002 Government Paper") include allowing a doubling of the number of gaming machines permitted in each betting shop to four (including gaming machines with higher payouts) and, subject to a code of practice, to relaxing advertising restrictions. See "Industry issues – Proposed deregulation" in Part 3.

Prevalence of gambling

In July 2001, the Budd Report estimated that the amount wagered in the UK during 1998 was approximately £42 billion, of which gross win totalled £7.3 billion. In the same year, betting generated approximately 20% of total gambling market turnover and 25% of total gambling market gross win.

In 2000, a Prevalence Survey by the National Centre for Social Research, an independent social research institute, (the "Prevalence Survey") found that 72% of the adult population in the UK, approximately 33 million people, had taken part in some form of gambling activity in the year leading up to the survey. The most popular gambling activities in the Prevalence Survey were the National Lottery (65%), lottery scratchcards (22%), AWPs (14%) and betting (13%).

International gambling

Technological advances, particularly the internet, have provided bookmakers throughout the world with access to the international gambling market. UK bookmakers have identified significant opportunities to expand their customer base internationally, while the competition from international operators through the internet has also increased. The regulation of the gambling industry has historically been organised at a national level. There is no international gambling regulatory regime and the extent to which existing domestic legislation in other countries applies to international gambling activities varies considerably and is often uncertain.

HISTORY

William Hill was founded in London in 1934 as a telephone bookmaking business through WHO, one of the principal subsidiaries of the Company. By 1988 WHO had grown to become the second largest bookmaker in the UK, in terms of turnover, with over 900 LBOs and approximately 25,000 credit account customers. In 1988, WHO was acquired by Grand Metropolitan with the intention of integrating WHO with its bookmaking subsidiary, Mecca Bookmakers. This integration was continued by the Brent Walker Group, which purchased

WHO and Mecca Bookmakers from Grand Metropolitan in 1989. These companies were then acquired by Nomura International in 1997.

The Institutional Shareholders acquired their interest in the Group from Nomura International in March 1999 and currently own 88.8% of the Company's Existing Shares. The Company was incorporated in May 2001 and it acquired the Group as part of a group reorganisation earlier this year to facilitate the Global Offer.

KEY STRENGTHS

The Directors believe that William Hill has a number of significant competitive advantages and strengths, which will be important factors in maintaining and further developing the business, including the following:

- A market leader in all major betting channels in the UK with a growing international presence via its online operation;
- A long established and widely recognised brand, with a strong reputation for quality;
- An extensive and high quality estate of betting shops, which benefits from significant past investment and ongoing refurbishment and improvement;
- An effective risk management system and bookmaking experience;
- A focus on sustainable and profitable growth and tight management of costs;
- Strong cash flow generation;
- A track record of innovation and profitably exploiting regulatory, fiscal and technological change; and
- A strong management team.

A market leader in all major betting channels in the UK

Nationwide network of LBOs

William Hill has a nationwide network of 1,536 LBOs, making it the second largest operator in the UK by number of LBOs. The Directors believe that this extensive estate is of high quality, reflecting sustained investment, and is well-sited. Approximately 45% of the LBOs are in the south-east of England where the average stake per bet is higher than the rest of the estate. The scale of its network gives William Hill a competitive advantage in terms of brand recognition and allows fixed costs to be spread over a large estate.

Market leader in UK telephone betting

The Directors believe William Hill is the UK market leader in telephone betting with an estimated market share of approximately 40% by turnover. William Hill has led innovations in telephone betting, having introduced freephone and offered debit card betting before any other major UK bookmaker, and continues to maintain the position of UK market leadership.

Most profitable online betting operation of any major UK bookmaker in 2001

The Directors believe that William Hill had the most profitable online operation of the major UK bookmakers in 2001. William Hill's online betting operations, comprising the online Sportsbook and casino, became profitable in the 2001 financial year, during which it achieved an operating profit of £9.2 million. The profitability of the online channel has been driven by a significant increase in the number of online Sportsbook and casino customers.

William Hill has developed a range of online products designed to appeal to UK and international markets through the use of multiple languages, currencies and international sports. The online Sportsbook supports six languages, offers betting in eleven currencies and accepts deposits by credit and debit cards and other means. The casino sites currently support bets in pounds sterling and US dollars, and further developments are planned.

The Group intends to integrate its operations by providing a single customer account for the online Sportsbook and telephone betting operations and to introduce functionality to allow funds transfer between online Sportsbook and casino accounts.

Long established and widely recognised brand

The Directors believe that William Hill's long established and widely recognised brand and its reputation together with the ability to spread central fixed costs across all major betting channels represent significant competitive advantages in the development of its betting activities.

In the gambling industry, customers often take comfort from the fact that they are dealing with a long established and widely recognised operator. The Directors believe these factors have also been beneficial in supporting the growth of the Group's online business at limited incremental marketing cost.

Extensive and high quality estate of betting shops

William Hill has a nationwide network of 1,536 LBOs making it the second largest operator in the UK by number of LBOs. William Hill has an ongoing development and modernisation programme designed to improve facilities for the Group's LBO customers and increase floor space in order to accommodate more customers. As a result, over the past 12 years, the Group has redeveloped and refurbished 84% of its current LBO portfolio. The increase in average floor space per LBO achieved through this development and modernisation programme will facilitate the introduction of additional gaming machines, with higher payouts, should the March 2002 Government Paper's recommendations be adopted by the UK Government (see "Industry Issues – Proposed deregulations" in Part 3). Rationalising or re-siting selected LBOs and closing or disposing of underperforming LBOs have further enhanced the overall quality of the LBO estate.

The Directors believe these factors have contributed to William Hill achieving on-going profit growth from its LBOs and significantly improved the overall quality of the LBO estate.

Effective risk management system and bookmaking experience

An effective risk management system and bookmaking experience are essential to operating a profitable betting and gaming operation. The Group and its relevant employees have extensive experience in risk management and bookmaking procedures, such as obtaining up-to-date information, imposing bet acceptance limits, hedging and expert odds compilation.

In 2001, William Hill took over 248 million bets in its LBOs, 9.6 million bets on the online Sportsbook and 6.7 million bets by telephone. These bets were spread over 7,150 UK horse races, 16,500 greyhound races, 11,000 football matches and more than 3,000 other sporting events. By offering a very substantial number of betting opportunities to customers, William Hill is able to spread its risk over a large number of events. See "Risk management" in this Part 1.

Focus on sustainable and profitable growth and tight management of costs

William Hill has pursued a strategy based on continuously developing new sources of income and broadening the appeal of its core bookmaking products.

William Hill has achieved long term growth in gross win, which has increased at a compound annual rate of 9.8%, increasing in every year from 1999 to 2001 and EBIT, which has increased at a compound annual growth rate of 23.2% over the same period. This long term growth in gross win and profitability is due to, among other factors:

- Successfully promoting product diversification and higher margin products, such as numbers betting and football betting;
- Development of new product channels with high growth potential such as the Group's online Sportsbook and casino operations;
- Increasing trading hours in the week and on Sundays in the LBOs; and
- Divesting unprofitable businesses or those in which William Hill does not believe it has the required skills or critical mass to achieve long term attractive returns, such as spread betting.

Strong cash flow generation

As shown in Part 6, the Group has been highly and consistently cash generative, generating £133 million in operating cash flow in the 2001 financial year. This is due, in part, to the fact that a majority of the bets placed with the Group are in cash and the business has limited working capital requirements.

Track record of innovation and profitably exploiting innovation and change

The gambling markets in which William Hill operates are tightly defined and controlled by the regulatory, fiscal and legal environment in which they operate. Historically, the growth of UK gambling has been constrained by the regulatory, fiscal and legal environment in the UK, but despite this William Hill has a track record of leading innovation and profitably exploiting change.

Regulatory changes

The launch of the National Lottery in 1994 contributed to the short-term decline in the profitability of LBOs during the mid 1990s. William Hill responded by introducing numbers betting and after successfully lobbying the UK Government for their introduction, installing AWPs in its LBOs, which continue to make a significant contribution to Group profits, and by successfully lobbying the UK Government for a 1% reduction in the betting duty.

Fiscal change

William Hill has responded successfully to developments in the fiscal regime applicable to its telephone and online Sportsbook operations. While the 9% deduction payable on bets placed in the UK applied, William Hill established an offshore telephone betting operation in the Isle of Man in 1998, serving non-UK and non-Isle of Man residents. In 2000 an offshore telephone betting operation in Antigua, serving UK customers, was established due to competition from offshore bookmakers. An offshore online betting operation was established in the Isle of Man in 1998 and was relocated to Antigua in 2000. The establishment of these operations allowed the Group to capitalise on favourable overseas tax regimes, enabling William Hill to offer customers reduced deduction and deduction free betting. In October 2001, with the introduction of gross profit tax in the UK, William Hill was required to repatriate its offshore telephone and online Sportsbook operations to the UK. The Directors believe the establishment of offshore businesses during these periods resulted in significant duty savings and increased profitability for the Group.

Technological change

Information systems are a crucial enabling function for William Hill, especially in the more technologically advanced channels of telephone and online betting. William Hill has been selective in its adoption of new applications and technological developments. The Group has a relatively large in-house information services team supplemented by external resources complementary to the in-house team, which are called upon for peak activity periods and for specialist skill requirements.

William Hill has adopted a prudent approach to the development of its online business with early achievement of profitability a priority. William Hill accepted its first bet on the Internet in 1998 and since then its online Sportsbook and Casino have experienced significant growth both in the UK and internationally. The Directors believe William Hill had the most profitable online betting operation of the major UK bookmakers in 2001.

The Group's track record of developing in-house IT systems, tailored to the specific preferences of its customers, such as speed of bet capture, represent a significant differentiating factor. For example, William Hill developed its online operations cost effectively and successfully moved its online and telephone operations offshore and then repatriated them to the UK in a short time frame with minimal business interruption.

Strong management team

William Hill's senior management is a combination of relatively new appointments with broad general and retail management experience, supported by individuals with unparalleled experience in the bookmaking industry. The Group's management is influential in the bookmaking industry and has a track record of promoting innovation in the industry. See Part 2.

STRATEGY

William Hill intends to pursue a strategy aimed at delivering sustainable earnings growth and value for shareholders. The key elements of this strategy are to:

- Continue to enhance traditional earnings and maximise organic growth opportunities;
- Profitably exploit new platforms;
- Capitalise on opportunities arising from regulatory, fiscal and technological change; and

- Selectively pursue value-enhancing acquisitions.

Continue to enhance traditional earnings and maximise organic growth opportunities

William Hill intends to continue to build on its core bookmaking skills to increase profits and enhance the quality of earnings from its established businesses by:

- Continuing to increase the number of profitable betting opportunities available to customers across all channels by offering bets on a broader range of events, offering more betting opportunities (or markets) on each individual event and continuing to develop profitable new products and services;
- Continuing to invest in the development of its LBO estate, subject to stringent investment criteria, with the objectives of maintaining and increasing the size, quality and profitability of the estate;
- Extending LBO trading hours during the week and on Sundays;
- Further expanding William Hill's customer base internationally, predominantly through its online Sportsbook and casino offerings; and
- Integrating and cross promoting its betting channels, for example by the development of a single customer account for the telephone and online activities.

Over recent years, the Group has significantly diversified its sources of gross win, in particular reducing the relative importance of UK horse racing to the Group. This diversification is demonstrated by the introduction of AWPs and numbers betting, and the growth of the online Sportsbook, on which football is the most popular sport, and the development away from traditional betting by setting up the online casino.

The Group believes that its continued focus on offering an increasing range of betting opportunities through all major betting channels will not only continue to appeal to the established frequent customer but also attract new customers, both domestically and internationally.

Profitably exploit new platforms

The Directors believe that there may be significant opportunities for the Group as new delivery channels for betting products are developed and gain popularity including mobile Internet betting and interactive TV betting. For example, the Group accepted its first bet via the Internet in May 1998 and in the 2001 financial year achieved operating profit of £9.2 million from its online business. The Directors believe that the strength of William Hill's brand and track record of developing its online betting using in-house technology, leave it strongly positioned to exploit any new betting channels as they emerge.

Capitalise on opportunities arising from change

The Directors believe that William Hill is well positioned to benefit from recent and expected changes which impact on the betting industry, in particular:

- Substantial profit opportunity arising from the introduction of gross profit tax (see Part 3). Since 6 October 2001, the Group's LBOs have increased turnover substantially and also increased contribution over the comparable prior year period, which the Directors believe is in part due to increased recycling as customers adapt their behaviour to the new tax regime and the absence of deductions, and possibly from a reduction in illegal bookmaking; and
- Recommendations in the March 2002 Government Paper to allow a doubling of the number of gaming machines permitted in each LBO to four (including Jackpot machines with higher payouts). The Directors believe that as a result of consistent investment in its LBO estate William Hill is well placed to accommodate additional gaming machines within its LBOs, and the Company is already developing an implementation strategy to allow it to maximise this opportunity, when the relevant legislation is enacted.

William Hill intends to continue to take an active and leading role in the development of the regulatory, fiscal and technological environment affecting the betting industry and gambling as a whole so that it remains well placed to benefit from further opportunities as and when they occur.

Selectively pursue value enhancing acquisitions

The Group's management has experience in making strategic acquisitions of smaller independent bookmakers and integrating them successfully into existing operations. The Directors intend to pursue selectively acquisitions of LBOs, which enhance the overall quality of the Group's estate and are available on terms that enhance shareholder value.

In the longer term, deregulation may reduce the distinction between various forms of gambling and the Group may consider pursuing corporate activity or joint ventures which diversify the Group vertically, into the ownership or distribution of sports rights, or horizontally, into different gambling markets.

The Directors believe that a number of recent developments in the UK gambling market could result in increased opportunities, in particular in relation to consolidation among LBO operators. Following the Global Offer, William Hill will be able to use listed Shares for acquisitions and have access to lower cost capital, in addition to the committed but partially undrawn New Bank Facility, allowing it to play a leading role in the development of the UK gambling industry as opportunities arise. The Directors believe that William Hill's ability to acquire a substantial number of LBOs may be constrained by the competition authorities in the UK.

PRINCIPAL CHANNELS OF PRODUCT DELIVERY

The Group offers its betting products to customers through three principal channels: its LBOs, its telephone operation and its online offering. The following table, which contains financial information extracted from Part 6, sets forth turnover, gross win and operating profit for the Group's principal channels of product delivery for the last three financial years:

	52 weeks ended 28 December 1999			52 weeks ended 26 December 2000			53 weeks ended 1 January 2002		
	(£ million)			(£ million)			(£ million)		
	Turnover	Gross Win	Operating profit[1]	Turnover	Gross Win	Operating profit[1]	Turnover	Gross Win	Operating profit[1]
LBOs	1,461.3	337.3	72.1	1,463.1	352.2	82.2	1,693.2	383.3	93.2
AWPs[2]	26.0	30.6		27.2	31.9		28.4	33.3	
Telephone betting[3]	283.1	44.1	10.1	340.0	47.7	16.4	419.5	48.0	15.6
Online[4]	10.0	0.6	(2.9)	133.4	16.5	(7.7)	273.7	35.5	9.2
Other[5]	97.5	4.2	(0.5)	78.7	4.0	(1.3)	37.4	2.5	(0.7)
Central costs[6]			(8.3)			(10.6)			(10.2)
Total	1,877.9	416.8	70.5	2,042.4	452.3	79.0	2,452.2	502.6	107.1

(1) *Operating profit is stated prior to exceptional items, share of profit of associated undertaking, SIS, and amortisation or impairment of goodwill in SIS.*

(2) *Turnover is stated as cash winnings less VAT. Gross win is stated as cash winnings including VAT.*

(3) *Includes UK telephone betting and offshore telephone betting which commenced on 26 January 2000 and which was repatriated to the UK on 6 October 2001.*

(4) *Includes income and expenditure from the UK online Sportsbook site which commenced trading on 20 August 1999, the international online Sportsbook site located in the Isle of Man until 29 May 2000 then Antigua until 6 October 2001 at which time it was repatriated to the UK and the online casino which commenced trading on 12 January 2000 in Antigua, and which was relocated to the Netherlands Antilles in December 2001. Turnover in respect of the online casino operation is the cash winnings.*

(5) *Principally including on track betting, Group promotions, international telephone betting that operated from the Isle of Man and index betting. The international telephone betting operation in the Isle of Man was closed in February 2001 and the index business was sold in May 2001.*

(6) *Costs relate to corporate head office and support functions to the extent not allocated to divisions. This includes profits and losses on disposal of assets.*

Licensed Betting Offices

William Hill's LBO estate continues to provide the major source of the Group's turnover, gross win and public profile in the UK. Betting and AWPs in LBOs accounted for 70% of the Group's turnover and 83% of gross win in the 2001 financial year and 72% of the Group's turnover and 79% of gross win for the thirteen weeks ended 2 April 2002. The Group operates a total of 1,536 LBOs in the UK.

The Group's LBOs offer a wide selection of betting products. Horse racing has traditionally been, and continues to be, the most significant source of gross win for the Group's LBOs providing more than half of the LBO gross win in the 2001 financial year. In terms of gross win, horse racing is followed in importance by greyhound racing, football, AWPs, numbers and other betting products. Football has become increasingly

important to the LBO business, increasing its gross win by almost 50% between the 1999 financial year and the 2001 financial year.

In its LBOs, the Group provides live coverage of horse racing, greyhound racing and other significant sporting events, as well as selling light snacks and beverages. Virtually all betting transactions in the Group's LBOs are settled in cash. Since 2001, debit card facilities have been provided in almost all LBOs. In addition, the Group has close to the maximum number of AWPs permitted in virtually all of its LBOs, with almost 3,000 AWPs in the estate.

The Group's LBOs are distributed throughout the UK, although there are a number of regional concentrations that have arisen as a result of acquisitions of smaller local chains of bookmakers. In particular, the Group has a significant concentration (approximately 45%) of its LBOs in London and the south-east of England, where the stake per bet is higher than the rest of the estate. The following table sets out regional information on the Group's LBOs and gross win excluding AWPs for the 2001 financial year:

	LBOs		Gross Win	
UK Region	**(average number)**	**(%)**	**(£ millions)**	**(%)**
London and south-east	686	44.9	184.6	48.2
North	371	24.3	84.4	22.0
Midlands, west and south-west	258	16.9	59.4	15.5
Scotland	213	13.9	54.9	14.3
Total	1,528	100.0	383.3	100.0

The number of LBOs operated by the Group has varied from year to year, primarily due to its on-going development programme to enhance the quality and geographical positioning of its LBO estate. Due to the regulations in the UK, it has been historically difficult for bookmakers to open large numbers of new LBOs. The Group has adopted the strategy of merging, closing or disposing of loss-making and marginally profitable LBOs and enhancing existing LBOs by re-siting, extending and refurbishing them. Partly as a result of these strategies, the number of LBOs has been reduced from 1,679 LBOs at the end of 1990 to 1,536 at the present time with gross win attributable to LBOs (including AWPs, since their introduction in June 1996) increasing significantly in the same period.

The Group's LBOs are linked to William Hill's main operational headquarters in Leeds via a number of telephone and satellite links. These links are critical to the Group's operations and its risk management as they provide the LBOs with the latest information on betting odds and allow statistical and other information (such as risk management information) to be passed between the LBO managers and the Group's risk management team. Satellite links provide LBO customers with real-time, pre-event information and results as well as live television broadcasts of races, numbers draws and sporting events.

The Group's principal competitors in the LBO market are Ladbrokes, with approximately 1,880 LBOs, Coral, with approximately 870 LBOs, Stanley, with approximately 570 LBOs and the Horserace Totalisator Board (the "Tote"), with approximately 400 LBOs. The remainder of the LBO betting market is characterised by a large number of small operators. Over recent years, there has been significant industry consolidation, as smaller independent bookmakers, often unable to match the technology and breadth of service offered by the major bookmakers and/or adversely affected by the National Lottery, have either sold out to the major operators or closed. This consolidation reduced the number of LBOs operating in the UK from over 9,400 in 1993 to approximately 8,300 in 2001.

Currently, all bets are settled individually, either manually or using an electronic settling machine. William Hill is investigating the possible installation of electronic, automated bet capture and settlement facilities (an electronic point of sale or EPOS system) in its LBOs. Such a system would permit the immediate storage in electronic form of customers' handwritten bets, together with details of total stakes. Expenditure on such a system could amount to approximately £30 million over approximately four years. The Company is still evaluating the business case for making such an investment and continues to investigate alternative solutions.

Going forward, the Group will seek to increase LBO profitability by:

➤ further development of the LBO estate, including obtaining new LBO licences (subject to existing regulatory restrictions), selectively acquiring LBOs from independent bookmakers, disposing or closing less profitable or loss making LBOs and undertaking resites and extensions of LBOs;

- increasing, if and when regulations permit, the number of gaming machines;
- extending LBO hours of operation including increasing the number of LBOs open on Sundays and extended trading hours in the winter if and when regulations permit; and
- increasing the range of betting opportunities to include, for example, morning horse racing fixtures on Saturdays and new products such as virtual racing.

Telephone betting

The Directors believe that William Hill is the market leader for telephone betting services in the UK (with an estimated market share of approximately 40% by turnover) and has been a leader of innovation in telephone betting, having introduced freephone betting and offered debit card betting before any other major UK bookmaker. Telephone betting accounted for 17% of the Group's turnover and 10% of gross win in the 2001 financial year and 15% of Group turnover and 10% of gross win for the thirteen weeks ended 2 April 2002. The Group's telephone betting operations offer horse racing, football, greyhound racing and other betting products. Horse racing remains the most significant betting product, accounting for approximately three quarters of the Group's total telephone betting gross win in the 2001 financial year. As with the Group's LBO operations, football betting has shown the most significant increase in gross win during the last three years, having more than doubled from the 1999 financial year to the 2001 financial year. Telephone betting is a non-cash operation, which utilises customer lines of credit, debit cards and deposit betting. The Group's telephone operations primarily utilises debit cards and the Group closely monitors the customers who are permitted to bet on credit, thereby minimising bad debts. Customers of the Group's telephone betting operations tend to place larger bets, on average, than LBO customers.

Customers wishing to bet with the Group's telephone betting operation have calls routed to the Group's telephone call centre facilities in Leeds or Sheffield. Customers who frequently stake large amounts receive priority treatment including the use of dedicated freephone numbers. The Group's facility in Leeds has the capacity to handle 370 simultaneous calls. The Sheffield facility has the capacity to handle 270 simultaneous calls and, if required, has the floor space to increase to 400 positions. There is a combined queuing capacity for a further 700 calls. However, each site can be run independently from the other if required for business continuity purposes. The Group's telephone betting operations are highly dependent on, and integrated into, the Group's information systems.

From March 1998, the Group provided a service based in the Isle of Man for non-UK and non-Isle of Man residents to place bets from funds placed on deposit with the Group either by bank transfer, cheque or credit card. This business was closed in February 2001 and individual clients were given the opportunity to transfer to either the Group's offshore telephone or online Sportsbook business in Antigua to take advantage of deduction free betting.

In January 2000, the Group's offshore telephone betting operation, based in Antigua and supported by a call centre in Athlone, Ireland, commenced trading. The offshore betting operation offered low deduction betting (an administration charge of 3% was added to the majority of stakes) to UK and overseas customers (other than to residents of Ireland). In March 2001, the 3% administration charge was removed, making William Hill the first major bookmaker to offer its UK customers deduction free telephone betting. In October 2001, the UK Government replaced betting duty based on a percentage of bookmakers turnover with a 15% charge based on bookmakers' gross profit. This enabled the UK betting industry to offer deduction-free betting to all its customers. See "Fiscal developments" in Part 3. Consequently, William Hill closed its bookmaking operation in Antigua and repatriated the business to the UK. The call centre in Athlone was closed in April 2002.

The Group's strategy to increase telephone betting profitability is based on:

- improving quality and control through better speed, capacity, consistency and professionalism of service and comprehensive management of telephonists, rewarding excellence through a number of measured competencies;
- price led advertising on live televised sports events to attract new and retain existing customers;
- increasing profitable betting opportunities;
- implementing cost effective technological solutions to improve customer service and cost management;

- controlling costs through the ongoing review of departmental cost centres, and the running of a virtual UK call centre with the Sheffield and Leeds centres operating as a single entity;
- effective hedging and risk management policies (see "Risk management" in this Part 1); and
- the Group's intention to provide customers with a single account for both telephone betting and Sportsbook.

Online betting

The Group offers betting on sporting and other events through its online Sportsbook and also offers an online casino. The Group's online operations generated £273.7 million in turnover and £35.5 million in gross win for the 2001 financial year. The Group's online operation achieved a £9.2 million operating profit during the 2001 financial year, compared with £2.9 million and £7.7 million operating losses in the 1999 and 2000 financial years, respectively. Just over 40% of the online Sportsbook gross win in 2001 was generated from football betting, a further one-third from horse racing and the remainder from other sporting events. The Group's online customers are typically younger than LBO or telephone betting customers. The Group's objective is for geographic diversification in its online customer base and to attract a broad base of frequent betting customers. Although the UK presently provides the largest proportion of customers for the Group, international diversification and expansion is continuing. The Group intends to integrate its operations by providing a single customer account for the Sportsbook and telephone betting operations and also intends to introduce functionality to allow funds transfer between the online Sportsbook and casino accounts.

Online Sportsbook

William Hill's online Sportsbook operation offers a broad range of sporting and other betting opportunities. The Sportsbook site currently supports six languages, offers betting in 11 currencies and accepts deposits by credit and debit cards and wire transfer or cheque. The online Sportsbook had approximately 281,000 registered customers and approximately 99,000 active customers at 1 January 2002. In 2000, the Group began taking Sportsbook bets via mobile phones and interactive television.

The Group developed and launched its Sportsbook interactive betting site for non-UK and non-Isle of Man residents to coincide with the football World Cup in May 1998. The amount of business during the tournament prompted the Group to expand the service to other sports and ultimately to re-develop the entire site in order to offer a comprehensive betting service. The new site, launched in August 1999, continued to target an international audience and a separate site was launched shortly afterwards for the UK market. The international site took deduction free bets from UK customers from January 2000. Following repatriation of the online Sportsbook business in October 2001 there is now only one Sportsbook site accepting bets from all customers. Due to the uncertainty of the US regulatory position, the Group stopped taking bets on its online Sportsbook site from persons in the US (who accounted for approximately 2% of the Group's online gross win in 2001) with effect from 1 February 2002. See "Regulation of online betting" in Part 3.

The Group's online Sportsbook customer acquisition strategy includes:

- cost effective use of online advertising;
- utilising tenancy agreements with high-traffic sports sites such as Soccernet, Football365, Livescore and the Racing Post;
- securing prominent rankings of its sites in online searches using sports and betting related terms;
- increasing use of affiliate marketing, including provision of live odds through a data feed into a betting "kiosk" that can be easily integrated into an affiliate's site; and
- promoting the Sportsbook URL in the Group's corporate advertising and LBO windows.

The Group focuses on constantly improving the reliability, speed, capacity and usability of the Sportsbook site as a means of growing the online Sportsbook business. In addition, the Group intends to introduce new products to the online Sportsbook operation during this year. New products include a rapid-play numbers game and betting on US horse racing, aimed at providing UK horse racing customers with an evening service through the winter months.

Development of the online Sportsbook services will focus on new payment methods, such as debit cards issued by non-UK banks, and the integration of the online and telephone betting platforms.

Online casino

The Group has developed an online casino operation under commercial agreements with a Canadian company, CryptoLogic. In January 2000, the US dollar "play for money" online casino was launched and a sterling Casino was added in April 2001. The online casino had approximately 118,000 registered customers and approximately 35,000 active customers at 1 January 2002. The online casino includes blackjack, roulette, poker and other "table" games. As current UK regulations do not permit William Hill to operate an online casino business from the UK, the online casino is based offshore in the Netherlands Antilles and is promoted to a worldwide audience.

The Group's online casino customer acquisition strategy focuses on advertising on the Sportsbook site, distributing CDs containing the casino software to new telephone and online Sportsbook customers and affiliate promotions. The Group's strategy to increase online casino profitability includes:

- introducing functionality to allow funds transfer between the online Sportsbook and casino accounts;
- introducing new casino products, such as multi-player poker, "instant" casino games (for which no software download is required) and a Chinese language casino; and
- improving contract terms to increase the Group's share of online casino gross win by the Group taking control of customer service and payment processing.

Other betting channels

The Group offers betting odds on-track at 51 of the 59 racetracks in Britain. Although small in terms of revenue generation, on-track betting is an important part of the Group's activities. It allows the Group to provide a "seamless" service to existing customers by allowing them to place bets with the Group while visiting racetracks. It also gathers race information, which helps it to manage risk effectively, to hedge its positions with other bookmakers and to maintain the Group's high profile in the racing industry. Bets made on-track are not currently subject to betting duty or the horse racing levy.

Group Promotions operates betting shops located at eight dog tracks and seven racecourses, as well as managing hospitality boxes for client entertaining at York, Ascot and the Cheltenham Festival.

Prior to its sale to the IG Group plc in May 2001, the Group offered an index betting service. The Group withdrew from this market in order to remain focused on the core activity of fixed odds bookmaking through its existing LBO, telephone and online betting channels.

PRODUCTS

The Group's main business consists of taking bets on sporting and other events and numbers betting. The most popular sport on which the Group offers odds is horse racing, followed by greyhound racing and football. The Group also offers odds on many other sports, including rugby, cricket, tennis, golf, grand prix racing, American football, baseball, basketball and ice hockey. The Group also takes bets on non-sporting events, such as the outcome of political elections, Academy Award winners, popular music chart results and high profile novelty bets. Traditional bets can be simple win or lose type bets on a single selection or can be more complex, such as when a customer makes an accumulator bet on the outcome of a number of different races or sporting events. Betting takes place through each of the Group's three main platforms – LBOs, telephone and online. In its LBOs, the Group also offers AWPs.

Horse racing

Horse racing is the most significant source of the Group's profits, generating slightly more than half of the Group's gross win in the 2001 financial year. Horse racing is administered in Britain by the British Horseracing Board ("BHB"). There are 59 horse racing tracks in Britain, staging approximately 1,200 meetings and approximately 7,300 races a year (which reduced to 7,100 in 2001 as a result of the foot and mouth epidemic). In 2001, in response to the foot and mouth epidemic, Satellite Information Services ("SIS"), a provider of pictures, text and commentary on horse racing, greyhound racing meetings and numbers betting events, introduced racing from Italy, South Africa, Dubai and France. As a result, in 2001, the Group covered approximately 3,600 foreign horse races in addition to 7,150 UK races. The Group continues to offer bets on horse racing from Italy, South Africa, Dubai and France.

The popularity of horse racing varies across betting channels. In the 2001 financial year, horse racing generated approximately one-half, three-quarters and one-third of LBO, telephone and online Sportsbook gross win,

respectively. Due to the increased popularity of greyhound racing and football betting, the proportion of the Group's gross win attributable to horse racing declined from approximately 60% in the 1999 financial year to approximately 50% in the 2001 financial year.

Greyhound racing

Greyhound racing is the Group's second most popular betting product, accounting for approximately one-fifth of the Group's gross win in the 2001 financial year. William Hill is a leading sponsor of greyhound racing including sponsorship of the Greyhound Derby and many other high profile greyhound races. Greyhound races to provide betting opportunities for LBOs are organised by the Bookmakers' Afternoon Greyhound Services Limited ("BAGS"), a non profit making company set up by various bookmakers, including William Hill. Fourteen greyhound tracks currently supply 1,472 meetings per year to LBOs. During the time that the foot and mouth disease affected the UK horse racing programme, the number of greyhound races was increased (from approximately 10,000 in 2000 to approximately 16,500 in 2001). Due to the popularity of these races, the number of greyhound races has been maintained in spite of the horse racing programme recommencing.

In addition, bets are accepted on a number of greyhound meetings held in the evenings, which are not broadcast in the LBOs.

Football

Although horse racing and greyhound racing remain the two principal sources of the Group's gross win, the popularity of football betting has increased significantly in recent years, making it the fastest growing of the Group's major sports betting product lines in percentage terms. Football betting is a particularly important contributor to the online Sportsbook operation, accounting for approximately two-fifths of the online Sportsbook's gross win, with an important contribution from customers in south-east Asia. The Directors believe that the growth in football betting is primarily attributable to considerable additional worldwide television coverage of UK and international football games, as well as increasing the number of markets and providing betting on an increased number of matches. The Directors anticipate that, as demonstrated in 1998, this summer's World Cup will result in a significant increase in football betting both in the UK and from overseas.

Amusement with prize machines

AWPs are electronic slot machines which customers operate by inserting coins to play games of chance. AWPs accounted for 7% of the Group's gross win for the 2001 financial year. Current UK regulations allow a maximum of two AWPs per LBO and maximum cash prizes of £25 per AWP. The Group has installed almost 3,000 AWPs, an average of 1.94 AWPs per LBO. The UK Government in the March 2002 Government Paper accepted the recommendation to allow four gaming machines per LBO, each with a maximum payout of up to £500 and a maximum bet of up to £1. The Directors believe that additional gaming machines will result in increased gross win for the Group, although space constraints and economic factors may influence the Group's decision on the number of gaming machines to install in each LBO. In addition, the March 2002 Government Paper accepted the proposal that existing gaming machines may be played with bank notes and smart cards (but not credit cards).

As individual games have a short life span as a result of the eventual loss of interest by customers, individual machines are rotated among the Group's LBOs on a regular basis. On a Group-wide basis, each month a proportion of AWPs are replaced with new machines. A significant part of managing the Group's AWP business consists of monitoring each machine's performance so as to determine the appropriate time to rotate machines and the appropriate machines with which to replace them.

Numbers betting

Numbers betting is a type of fixed-odds wager in which customers place bets on the odds of one or more numbers being drawn from a pool of numbers. The Group offers betting on different numbers games, principally:

- Irish Lottery – customers may place bets on the result of the twice weekly Irish Lottery;
- 49s – a daily random number game launched in December 1996;
- Rapido – based on the Las Vegas casino game, Keno, and launched in August 1999; and

➤ Virtual Racing – introduced in May 2002.

The Directors believe that a proportion of turnover on numbers betting arises from the migration of turnover from the Group's other betting products offered in LBOs and that it now forms part of the total bet offering to customers. The higher margin earned on numbers betting, however, provides opportunities for profit enhancement. The numbers games are marketed in conjunction with Ladbrokes, Coral and the trade associations representing the smaller bookmakers.

Casino

The Group launched its online casino in November 1999 in "play for fun" mode. In January 2000, the US dollar "play for money" online casino was launched and a sterling casino was added in April 2001. The online casino offers a variety of traditional casino products, including blackjack, roulette, poker and other "table" games. In addition, the Group plans to introduce new casino products, such as multi-player poker and "instant" casino games (for which no software download is required).

International sports and other products

In addition to its major product offerings, the Group offers its customers betting opportunities on a wide variety of international sports, including US sports such as baseball, basketball, American football and ice hockey. The Group also takes bets on a wide range of non-sporting events, such as the outcome of political elections, Academy Award winners and popular music chart results.

COMPETITION

The Group faces competition primarily from other bookmakers and to a lesser extent the National Lottery. The Directors do not believe that the Group currently faces significant competition from other participants in the gaming industry, namely casinos, bingo halls and football pools. The anticipated deregulation of the gambling industry may allow the mixing of various forms of gambling in the same premises. This could provide opportunities for the Group but may also increase the competition from operators in other sectors.

LBO competition

The Group's chief competitors in the UK LBO market are Ladbrokes and Coral. William Hill operates 1,536 LBOs as compared to approximately 1,880 operated by Ladbrokes and 870 operated by Coral. The Directors estimate that the Group's LBO market share by number of LBOs has increased slightly in recent years to 18% in 2001, and that in 2001 its average turnover per LBO was higher than that of its principal competitors. Significant competitive factors among participants in the LBO market include, amongst other things, current regulations, the location of LBOs, the total number of LBOs, the fixed odds offered, the number and type of products offered and the quality of service and facilities provided at LBOs.

Telephone competition

The Group's chief competitors in the UK telephone betting market are Ladbrokes, Coral and the Tote. In addition, a number of international operators compete with the Group from outside the UK. The Directors believe that the Group is the market leader in telephone betting services for the UK market. The Directors believe that the Group's share of the UK telephone betting market is approximately 40% by turnover. The odds offered and the quality of service are the most significant factors in competing for telephone customer bets. The two most important aspects of quality to telephone customers are availability of operators when customers want to place bets and the speed and efficiency with which these bets can be processed. Since many bets are placed just a few minutes before the start of races, the capacity and configuration of the telephone system are very important.

Online competition

The barriers of entry to the online betting market are lower than in the Group's other channels. As a result, the Group faces competition to its online operations from a large number of UK-based operators, including Ladbrokes and Coral, and operators based overseas that have entered, and continue to enter, the online market. Relatively few of these competitors have a recognisable or long established brand name in the UK. The Group competes overseas with online and offline competitors that may have more brand recognition in certain markets than William Hill. Competitors offer all types of gambling activity, including lottery style games, horse racing, sports wagering and virtual casino games.

- *LBO referrals and notifications.* Bets which exceed LBO limits or are received from warm, unusual or unidentified sources, or bets which are of a type notified by LBO managers as being of interest to risk management, are telephoned to the Group's betting control centre in Leeds and entered on computerised systems to be included in the LBO fieldbook. A referred bet requires authorisation before acceptance. A notification is for information purposes after a bet has been accepted.

- *Monitoring of individual horses.* The ten most backed horses prior to commencement of racing are identified for risk management from both LBO sampling and telephone betting.

- *On-track information.* Telephone links are made to the Group's race track representatives at least ten minutes before a race is due to commence. The representative provides information on the on-track market, market movements and the strength of the market.

The above information enables management to assess the chances of each selection based on a wide range of information, to assess potential exposure on each selection and to determine whether bet acceptance should be limited on certain selections, the odds reduced or whether to consider hedging to reduce the risk.

Bet acceptance limits

The Group is under no obligation to accept any bet. Where a bet is considered undesirable by management, it will be refused or accepted in part, with or without adjusted odds. For different types of bets the Group sets limits for LBOs on stake value and potential liability at which bets must be "notified" (that is, reported after acceptance) or "referred." Referred bets are accepted only after approval from the Group's central betting control department. In practice, the proportion of bets refused is extremely small. The telephone business operates separately but in a similar way. The online sports betting system provides an automatic procedure whereby liability limits are pre-set on individual events, for customers generally and, if appropriate, for specific customers.

Hedging

The purpose of hedging is to reduce potential liabilities by affecting the starting price of a selection. The large majority of the Group's horse racing bets placed off-track are at the starting price. Hedging bets placed on-track are likely to shorten the odds of a selection and hence reduce the Group's potential liabilities. The decision to hedge is dependent on a number of factors:

- *Size of potential liability.* The total liability on each participant will be considered, with the critical level varying from event to event. In addition, LBO sampling will also be considered in circumstances where the potential liability on a single selection exceeds total stakes on the event by around 100%.

- *Number of "losers" in a race.* The number of "losers" is the number of participants that would cause a loss for the race as a whole to the bookmaker if that participant won. It is not uncommon to have three or four "losers" in a race, especially where the total number of participants is high. To hedge by betting on one participant in the market might lengthen the odds on the others, and increase their potential liability. In these instances the negative impact of hedging is considered before any hedging takes place.

- *Management's assessment.* Management's own assessment of the chances of a selection winning, taking into account information from all available sources, can affect marginal decisions to hedge.

- *Ability to influence odds.* It is normally much easier to shorten high odds (e.g. 20-1) than low odds (e.g. 5-4).

- *Cost of hedging.* At small race meetings, when the market is weak, a hedging bet of as little as several hundred pounds may be sufficient to significantly affect odds. At large race meetings a hedging bet of even several thousand pounds may have little impact. Hedging on dog racing is less significant or frequent when compared with horse racing.

Most bookmakers engage in hedging. The bookmakers may have similar risk profiles and, accordingly, benefit from the hedging policies of other bookmakers. Using the above factors, the Group annually stakes between £3 million and £5 million on hedging, or 0.2% to 0.3% of the Group's turnover.

The Group does not hedge in some betting areas including numbers, football and certain sporting and other events. In such areas, risk management primarily comprises careful compilation and, where possible, management of odds and acceptance or non-acceptance of bets.

Expert odds compilation

The Group employs a team of sixteen odds compilers and seven online international risk managers, all of whom control liabilities. For sports events a minimum of two opinions are sought on each event, however, in practice this quorum is usually greater. For racing events a minimum of three opinions is sought when the Group advertises its prices in the printed news media. The Group also employs outside consultants to assist its odds compilation and news gathering on certain events (for example horse racing, overseas football and US sports). Management considers the Group's team of compilers and risk managers to be of high quality and able to compete in the ever changing market. The majority of racing bets are placed at starting price and are not affected by the Group's odds compilation.

Online casino

Unlike William Hill's bookmaking products, all of the products offered through the online casino have a fixed likelihood of success for the customer which enables William Hill to manage its risk profile without undue difficulty. The nature of the online casino means that hedging is not required.

INFORMATION SYSTEMS

The Group operates a number of information and communication systems in order to support its business. IT at William Hill is managed in-house by a team of over 100 IT professionals and the department is structured in a manner suited to meet the needs of the business. The live systems are supported by 50 in-house staff skilled in the disciplines necessary to maintain the availability and quality of these critical functions and this arrangement is backed up by external support from manufacturers and suppliers, often under support agreements tailored to the needs of William Hill. By providing this degree of support in-house, IT is able to offer an efficient response capability. The principal systems operated by the Group are:

LBO text and audio systems

The Group operates LBO text and audio systems which provide information by satellite links to each LBO. The Group's latest odds, prices from the race tracks and results as they occur are constantly displayed on the multi-screen information display systems and broadcast over audio by the Group's own commentators. Due to the importance of these systems to the Group's business, they are backed up by a telephone service that allows any LBO to obtain text, audio or both in the event of a fault occurring in the Group's satellite receiving equipment. In the event of a satellite failure, the back-up system capacity is sufficient to support all the Group's LBOs.

LBO video system

The Group operates a video system, which transmits live pictures and commentaries of horse and greyhound races, and certain numbers draws by satellite, to each LBO. The service is currently provided by Satellite Information Services Limited, a wholly-owned subsidiary of SIS, an entity co-founded and currently owned jointly by the Group and other entities, including Ladbrokes and the Tote. The current position on distribution of pictures and audio is explained in "Distribution of pictures, audio and data" in Part 3.

Telephone betting systems

The Group operates a telephone betting system, which comprises call handling, bet capture and bet settling systems. Call handling is provided by British Telecom which allows calls to be routed and prioritised according to client profile. Bet capture is performed on a fault-tolerant computer and client accounting is performed on a Unix machine. The systems have direct links to National Westminster Bank for the authorisation of debit card transactions and the payment of winnings.

Online Sportsbook systems

The Group operates an online betting website, www.williamhill.co.uk. the front-end web servers "serve" the sites' web pages to customers' browsers, and back-end application servers carry out bet settling, client accounting and event management functions. The complete system configuration is replicated over two sites providing robust business continuity arrangements. The computer systems used for telephone and online betting will merge in the latter half of 2002 to form a single betting platform.

Online casino system

The Group's online casino business is based offshore in the Netherlands Antilles. The online casino system is supplied under licence from Intertainet Overseas Licensing Limited ("IOLL"), a subsidiary of CryptoLogic of Toronto, Canada. Customers install the casino software on their PCs and connect over the internet to IOLL's casino server in the Netherlands Antilles. The casino software can either be downloaded from the Group's website (www.williamhillcasino.com) or from a CD, which can be requested from the website.

Risk management system

The Group's risk management system provides real-time information on the Group's liabilities on a race-by-race basis. All bets taken over the telephone and online, together with the majority from 40 representative LBOs and referrals and notifications from all LBOs, are consolidated and summarised on a series of displays, which are used continually to decide whether to hedge in the on-track market. The systems development referred to in "Online Sportsbook systems" above, which sees the systems for telephone and online operations merge, will enhance risk management by offering a consolidated fieldbook which provides a single view of company wide liabilities and greater ability to analyse risk information.

Text information system

The Group supplies text information by land line links to commercial broadcasters for promotional purposes. The information provided comprises the Group's own odds on future events, live odds on horse and greyhound races as well as recent results and other sports betting information.

Payroll System

The Group employs over 9,000 people, all of whom are paid monthly. The Group uses a packaged payroll system (supplied by Infinium) which is operated and supported by in-house staff. Payment of wages to staff bank accounts is achieved by BACS transfer.

Business continuity

The Group's telephone betting, online Sportsbook and the LBO text systems and its payroll system are fully duplicated. A back-up data centre is located outside of Leeds, where the main data centre is located. Fibre optic links connecting large disc arrays are used to replicate the business data of the online Sportsbook, and from later this year that of telephone betting, in realtime between the sites. The back-up data centre also acts as a benchtesting environment and proposed changes to systems are thoroughly tested to ensure no interruptions to service. Fully documented and tested disaster recovery plans are in place with business continuity strongly emphasised. All of the above contingencies are inspected and audited regularly.

The Group is considering the implementation of back-up arrangements for its Netherlands Antilles online casino operation as the Group is currently reliant upon a single system.

INTELLECTUAL PROPERTY

William Hill has registered its name in various forms in the UK and has filed UK and European Community trade mark applications. It actively takes measures to protect the William Hill name. Certain other trading names, such as "Actionline" and the William Hill corporate logo are also registered in the UK. William Hill uses a mixture of packaged software under licence and internally developed software for which it owns the copyright and retains rights of ownership. William Hill has also registered various domain names, including www.williamhill.co.uk and www.williamhillcasino.com.

EMPLOYEES

In the year ended 1 January 2002 the Group's average number of employees was 9,877 (2000-9,565, 1999-9,384) comprising 5,334 full-time and 4,543 part-time staff (less than 31 hours per week). Approximately 87% of these employees were directly involved at the LBO level. Seasonal staff are principally recruited to work during the summer months (April to August) when the LBOs remain open later in the evening. Pay reviews are held annually. The most recent pay review was held in March 2002, when pay rates were increased by an average of 2.5%. See "Notes to the Financial Information" in Part 6 for more information.

Part 2 – Management and Corporate Governance

DIRECTORS AND SENIOR MANAGEMENT

William Hill's Directors and senior management represent a combination of relatively new appointments with broad general management experience, supported by individuals with unparalleled experience in the bookmaking industry. The Group's management is influential in the bookmaking industry, has broad retail experience and has a track record in promoting innovation in the industry.

Directors

The members of the Board of Directors of William Hill PLC are:

Name	Age	Function within the Group
John Michael Brown	59	Chairman
David Charles Ian Harding	46	Chief Executive
Thomas Daniel Singer	39	Group Finance Director
David Philip Allvey	57	Non-Executive Director
Yagnish Vrajlal Chotai	42	Non-Executive Director
John Michael Barry Gibson	50	Non-Executive Director
Alexander Donald Mackenzie	45	Non-Executive Director
Charles Thomas Scott	53	Non-Executive Director

John Brown is Chairman of the Group, having been Chief Executive from 1989 and Chairman from March 1999. He stood down as Chief Executive in August 2000 on the appointment of Mr Harding to that position. Mr Brown joined William Hill in 1959, starting as an office junior and working his way up through different parts of the business over the next 26 years, until he was appointed Assistant Managing Director of WHO in 1985. Mr Brown is a high profile figure in the bookmaking and racing industries. He was the leading figure in the development of numbers betting, was responsible for proposing the recent changes to the betting tax regime and has become a significant figure in the political and financial debates affecting the industry. He led the industry team on the recent negotiations over data and picture rights. He will remain part-time Chairman and will be responsible in conjunction with the Chief Executive for the overall business strategy of the Group. Mr Brown intends to retire from his position as Chairman of the Group at the conclusion of the Annual General Meeting to be held in 2003.

David Harding was appointed a director of a number of companies in the Group on 1 August 2000 and, after a period of induction, assumed the position of Chief Executive. Mr Harding is responsible (in conjunction with the Chairman) for the overall business strategy of the Group and is also responsible for the Group's day-to-day operations. For the two years prior to joining the Group, Mr Harding was with the Prudential Group, initially as Managing Director of their Life and Pensions business and latterly as Deputy Chief Executive of Scottish Amicable, a wholly owned Prudential subsidiary. Prior to that, Mr Harding was Managing Director of Charles Schwab Europe and was responsible for the launch of their successful internet share trading business. He is an MBA graduate of Warwick University, and, after an early career in marketing with Jaguar Cars, spent several years as a consultant with the PA Group specialising in strategic marketing and performance improvement assignments in a broad range of manufacturing and service environments. He also has considerable experience in telecommunications and was Director of Customer Services at Mercury One2One.

Tom Singer joined the Group on 8 January 2001 and from 1 March 2001 assumed the position of Group Finance Director. His responsibilities cover finance, financial and strategic planning, investor relations, security and internal audit. Prior to joining the Group, Mr Singer worked at Moss Bros for three years where he held the position of Group Finance Director and was responsible for finance and IT. He was previously a management consultant with McKinsey for five years, during which time he worked on a range of strategic and corporate finance related projects for various clients in the financial services, media, consumer goods and transportation sectors. He spent his early career with Price Waterhouse in audit and consultancy, working in London and New York. Mr Singer is a Chartered Accountant.

David Allvey was appointed a Non-Executive Director of William Hill in May 2002. Mr Allvey was Group Finance Director of B.A.T. Industries until 1998, Chief Operations Officer of Zurich Financial Services from 1998 to 1999 and Finance Director of Barclays Bank from 1999 to 2001. He is a Non-Executive Director of Costain Group, of Britannic Group and of Intertek Testing Services. Mr Allvey was a Non-Executive Director of McKechnie from 1993 to 2000 and Allied Zurich from 1998 to 1999. He was Chairman of the Fiscal

Committee of the 100 Group of UK Finance Directors and has been a member of the UK Accounting Standards Board since 1994, having qualified as a Chartered Accountant with Price Waterhouse in London.

Yagnish Chotai became a Non-Executive Director of William Hill in March 1999, following the acquisition of William Hill by the Institutional Shareholders. He is a director of Cinven, a leading European private equity firm. Mr Chotai has been involved in a number of buyouts led by Cinven, including General Healthcare Group, Kappa Packaging, Unique Pub Company, Oxoid and Comax. Prior to joining Cinven, Mr Chotai was Deputy Managing Director of Gresham Trust, a private equity firm then owned by BAT. He joined Gresham in 1992 following a four year career in Hill Samuel Bank's development capital business. Prior to that he qualified as a Chartered Accountant with KPMG, and specialised in corporate finance. He graduated from Edinburgh University in 1982 with First Class Honours in Economics and Accountancy.

Barry Gibson was appointed as a Non-Executive Director of William Hill in May 2002. Mr Gibson was Group Retail Director of BAA from 1988 to 1997 and Chief Executive of Littlewoods from 1997 to 2001. Mr Gibson is currently Chairman of the British Institute of Retailing and a Non-Executive Director of National Express Group. Mr Gibson was a Non-Executive Director of Limelight from 1997 to 1999.

Donald Mackenzie became a Non-Executive Director of William Hill in March 1999. He is a Chartered Accountant and a Director of CVC Capital Partners Ltd.

Charles Scott, Chartered Accountant, was appointed a Non-Executive Director of William Hill in January 1999 and is the nominated senior independent Non-Executive Director for the purposes of the Combined Code. Prior to joining the Group, Mr Scott spent nine years with Saatchi & Saatchi in various roles including Chairman, Chief Executive and Finance Director. He is currently Chairman of Cordiant Communications Group and Topnotch Health Clubs and a Non-Executive Director of Adidas-Salaman, TBI, InTechnology Profile Media and Massive Limited. He has worked for over 20 years with US corporations, including as Chief Financial Officer of IMS International.

Senior management

In addition to the executive management on the Board of William Hill, the day-to-day management of the Group is conducted by the following executive management all of Greenside House, 50 Station Road, Wood Green, London N22 7TP:

Name	Age	Function within the Group
Nigel Blythe-Tinker	51	Group Company Secretary
Mike Ellis	38	Group Director, Information Services
David Hart	55	Development Director
William Haygarth	47	Group Director, Interactive Businesses
David Lowrey	54	Group Director, Bookmaking and Telephone Betting
Peter Nolan	41	Group Director, Marketing
Gordon Oliver	55	LBO Operations Director
David Russell	44	Group Director, Human Resources
Ian John Spearing	54	Group Director, Corporate Strategy and Development
Anthony David Steele	39	Property Director
Ralph Jamieson Topping	50	Retail Operations Director
Shailen Wasani	42	Finance Director

These executive officers are all employed by William Hill Holdings Limited except for Peter Nolan and David Russell, who are employed by William Hill Organization Limited.

Nigel Blythe-Tinker was appointed Group Company Secretary on 20 January 1999 and has responsibility for the Group's legal and company secretarial functions. Immediately prior to joining the Group, he was Group Company Secretary and Head of Legal for Thorn Lighting Group. Prior to that he held a number of senior executive positions in companies including The Rank Organisation, Framlington Group and CGNU. Mr Blythe-Tinker holds a LLB degree from University College, University of Wales and is a Fellow of the Institute of Chartered Secretaries and Administrators.

Mike Ellis was appointed to the position of Group Director, Information Services on 1 July 2000. He is responsible for development and support of all IT and Telecommunications systems for the Group. Mr Ellis joined the Group in 1991 as Telecommunications Manager, following ten years working for Kingston

Communications in Hull. In 1994 Mr Ellis was promoted to IT Manager (Racing Systems) and in 1998 became the Group IS Manager.

David Hart was appointed Development Director of the Group in 1990. He is responsible for the development of William Hill's LBO estate and all licence and permit related matters. Mr Hart has worked in the bookmaking industry for 36 years, including 17 years with Ladbrokes prior to joining William Hill in his current role.

William Haygarth has been Group Director, Interactive Businesses since 1 July 2000. He was previously responsible for the Group's AWP business, Information Services function and e-commerce activities. He joined the Group in June 1990 and is responsible for all of the Group's online operations. Mr Haygarth has previously worked as a management consultant and held senior IT positions with Marks and Spencer and L'Oreal.

David Lowrey has been Group Director, Bookmaking and Telephone Betting since 1 July 2000. Prior to that, he had served as Group Racing Director since 1992. He is based in Leeds and has overall control over telephone betting, racecourse representatives, betting control, odds compilation and Group promotions. Mr Lowrey has over 38 years experience in the industry. He joined WHO in 1967 and has held various positions within the Group including Regional Credit Co-ordinator and General Manager of Credit. He was appointed Director of Credit of William Hill in 1984.

Peter Nolan was appointed to the position of Group Director, Marketing on 19 March 2001. Mr Nolan has spent the majority of his career at Royal & Sun Alliance Assurance Group in marketing, operations and business development roles. Since April 1999, he was Vice President of Marketing for TD Waterhouse, a US owned discount stockbroker, where he was involved in the development of their internet, interactive TV and WAP services.

Gordon Oliver was appointed LBO Operations Director on 1 March 2000 and has assumed responsibility for the operation of the Group's LBOs. He joined the Group in 1968 as an LBO manager and prior to his current role he had been the Regional Director for London East since 1986.

David Russell was appointed to the position of Group Director, Human Resources on 5 March 2001. He is responsible for the development and maintenance of HR policies for the Group. Prior to joining William Hill, Mr Russell held senior HR positions in Alpha Airports Group and Courtaulds Textiles. Mr Russell has over 20 years experience in HR within the leisure sector both within the UK and internationally.

Ian Spearing has been Group Director, Corporate Strategy and Development since 1 September 2001, having previously been Retail Director since 1 July 2000. He joined William Hill in 1991 as Business Development Director from Ladbrokes, where his 20 year career included six years as a senior executive in their international operations based in Belgium. He was appointed to the Board of WHO in July 1999. Mr. Spearing works with the Chairman and Chief Executive on all major betting industry issues.

David Steele is a Chartered Surveyor. Having joined the Group as Estates Controller from Ladbrokes in May 1990, Mr Steele was appointed Property Director in July 1997. He is responsible for all surveying and shopfitting, including the installation and maintenance of equipment in LBOs, lease renewals, disposals, lettings and all other property related matters. He previously worked for Louis Taylors as a General Practice Surveyor and as a Valuation Surveyor with the London Borough of Hackney.

Ralph Topping was appointed Retail Operations Director, where he has responsibility for all LBOs, including AWPs and both the property and development departments, in October 2001. He has been with William Hill since 1973. His early career was spent as a shop manager in Scotland and, following a two year spell in personnel, he was appointed an Area Manager. In 1992 he moved to Leeds to head up the Sports Information Department but returned to an operational role in 1993 when he was promoted to Regional Director for the Scottish Region. In October 1998 he was seconded to help develop and establish the online business and became Operations Director for online business in July 2000.

Shailen Wasani joined the Group as Group Financial Accountant in 1990 and was appointed Financial Controller in 1992 and Finance Director in July 1997. Mr Wasani is responsible for the finance function for the Group's operating companies and reports to Thomas Singer, Group Finance Director. Prior to joining William Hill he worked for Leigh Carr (Chartered Accountants) as an Audit/Investigations Manager and before that as Audit Manager for Ernst and Whinney.

Corporate governance

The Board has reviewed "The Combined Code – Principles of Good Governance and Code of Best Practice" (the "Combined Code") which is appended to the Listing Rules of the UK Listing Authority. The Board considers that, on Admission, the Company will comply with the provisions of the Combined Code, except that John Brown, who was formerly Chief Executive of William Hill, is a member of the Remuneration Committee. Although Mr Brown is not regarded as an independent Non-Executive Director for Combined Code purposes, the independent Non-Executive Directors consider that his guidance is important in assessing the performance of the Executive Directors and other members of senior management, and therefore in properly determining their remuneration.

The membership of the Company's Audit Committee comprises three Non-Executive Directors, namely, David Allvey, Donald Mackenzie and Charles Scott, and the Chief Executive and the Group Finance Director by invitation. The chairman of the Audit Committee is David Allvey. The Audit Committee is responsible for reviewing the accounting policies and procedures of the Group, its internal financial control systems and its compliance with statutory requirements. The Audit Committee is also responsible for considering any matter raised by the Group's external and internal auditors.

The membership of the Company's Nominations Committee is made up of three Non-Executive Directors, namely David Allvey, Yagnish Chotai and Charles Scott. The Chairman of the Nominations Committee and the Senior Non-Executive Director is Charles Scott. The Nominations Committee is responsible for making recommendations to the Board in relation to Board appointments.

The membership of the Company's Remuneration Committee consists of three Non-Executive Directors, namely John Brown, Yagnish Chotai and Barry Gibson, and the Chief Executive by invitation. The chairman of the Remuneration Committee is Barry Gibson. The Remuneration Committee is responsible for considering and making recommendations on the remuneration of all Directors and members of senior management, the appointment or dismissal of such Directors and members of senior management, and the terms of appointment or dismissal and the remuneration of senior employees of the Group whose annual salary is in excess of £60,000 per annum.

Part 3 – Regulatory, Fiscal and Industry Issues

William Hill's LBO, telephone and online Sportsbook operations are subject to the regulations applicable to such operations in the UK. The online casino operation is subject to regulations applicable to gambling operations in the Netherlands Antilles. In addition, the Group's online operations may be subject to regulations in the countries where its services are accessed. Several of such regulatory regimes are in the process of being deregulated and others, particularly in respect of the internet, are still in the process of development.

Several of the fiscal regulations applicable to William Hill are unique to the bookmaking industry, and the fiscal landscape in the UK has changed dramatically in the last 12 months. See "Fiscal developments" below.

UK REGULATION

The Betting Act

The betting industry is regulated under the provisions of the Betting, Gaming and Lotteries Act 1963 (the "Betting Act"). Since 1963, there have been a number of amendments and new regulations have been introduced for new products from time to time. The main intention of the Betting Act was to allow cash betting in dedicated licensed premises managed by persons deemed to be "fit and proper". The active encouragement of customers to gamble was not permitted and only persons over 18 years of age were to be allowed entry.

Permits. An individual or company wishing to act as bookmaker on his own account must hold a permit, granted by the licensing committee of local justices in England and Wales or a licensing board of local councillors in Scotland and renewable every three years. An applicant must be considered to be "fit and proper" to hold a permit. A permit holder may apply for any number of betting office licences.

Licences. A licence, granted in England and Wales by the licensing committee of local justices or in Scotland by a licensing board of local councillors, and renewable every three years is required for individual premises to be used as betting offices. The premises must comply with statutory requirements, including planning permission (not strictly necessary to obtain the licence but needed in order to trade). The authorities have discretion to refuse a new licence application or renewal if:

- the premises are of unsuitable layout, character, condition or location;
- there is insufficient demand in the locality, taking into account existing local LBOs (although this demand criteria may be removed by the UK Government, see "Industry issues – Proposed deregulation" in this Part 3); or
- the premises have not been properly managed under the licence.

In practice, an application for a new licence in a locality is likely to result in objections from existing LBO operators, since anyone can object to the granting of a licence on the grounds that demand in the locality is already adequately catered for. That person is then entitled to take part in the proceedings. Bookmakers generally object to any case where they consider that the opening of an LBO at those premises will attract custom from their own premises. As a result, even where applications are eventually granted, applicants frequently incur legal costs in resisting objections and may also experience delay. The licensing system, therefore, acts as a barrier to entry into the market, but this is not necessarily a high or permanent barrier in every region for the following reasons:

- the characteristics of the area may change thereby allowing more LBOs;
- if LBOs are not continually improved in terms of facilities and services then there may be potential for a new entrant to offer a "new" service; and
- different magistrates may define local demand differently.

Additionally, existing operators may choose to expand through acquisition rather than by setting up new LBOs.

Advertising and promotion. The Betting Act prescribed that the general public was not allowed to see inside a betting office and that only the name of the bookmaker, the fact that the premises was a licensed betting office and that persons under 18 were not permitted entry were allowed to be displayed on the exterior of the shop. These restrictions affected the industry in that:

- it made it difficult to expand the overall customer base of the market;

- market share was determined primarily by LBO location; and
- a stereotypical image of betting shops was reinforced by the inability to show the interior.

The requirement that no advertising or moving pictures (including TVs) in LBOs should be visible from outside was lifted in 1995, as was the need to have obscured windows. LBOs were also allowed to have moving text displays, display information in their windows about facilities, events, bets and odds, and provide a greater range of refreshments (sandwiches and snacks).

The regulations on advertising were relaxed in April 1997, allowing print (but not cinema, television or radio) advertising of betting shop facilities and locations. The principal restriction on inducing customers or potential customers has been relaxed and this has broadened the betting market.

The past advertising restrictions have not applied to telephone betting services. Telephone betting services have been heavily advertised by the major operators both as a separate service and as a means of promoting brand awareness and providing information which indirectly benefits the LBO business.

In January 2002, the Advertising Standards Board announced a proposal to lift the ban on advertising on TV and radio and a consultation process is currently being undertaken.

LBO facilities and deregulation. The Betting Act also regulated the premises and operation of LBOs, with the objective of ensuring LBOs were functional operations, which did not actively encourage people to bet. The rules were relaxed by an Amendment Order in 1986, which allowed:

- TV coverage of sporting events and broadcasting of information used for betting, although the size of television screens was limited; and
- the sale of soft drinks and some snacks on the premises.

A further relaxation of the rules in 1993 allowed extended opening hours in the summer (April to August) for evening racing and since then, the following further relaxations in the regulations have taken place:

- removal of the restriction on maximum TV screen size and the allowance of greater flexibility on pictures and text (1995);
- two AWPs were allowed to be installed in each LBO and LBOs were allowed to sell scratch cards (but not National Lottery tickets) from June 1996; and
- Sunday opening was permitted from January 1995.

Industry lobbying, as a result of the impact on the industry of the National Lottery, helped to obtain a 1% cut in betting duty to 6.75% in March 1996.

In October 2001, following extensive lobbying by the UK betting industry and as a result of the increasing drift of business to deduction-free offshore betting, the General Betting Duty on customer turnover was replaced by a 15% tax on bookmakers' gross profits. See "Fiscal developments" below. This enabled the UK betting industry to offer deduction-free betting to its customers.

Amusement with prize machines

AWPs are regulated by the 1968 Gaming Act, which is administered by the Gaming Board on behalf of the Department for Culture, Media and Sport ("DCMS"). All cash AWPs are machines that are:

- coin operated;
- constructed or adapted for playing a game of chance; and
- offer a financial payout or offer free additional plays if a customer is a winner.

No further licensing is required for two AWPs to be placed in each LBO. Since 1 January 2002 the maximum cash payout has been £25. The British Amusements and Catering Trade Association ("BACTA") has agreed with the manufacturers not to supply a game with less than a 70% payout.

The March 2002 Government Paper accepted certain key recommendations of the Budd Report relating to AWPs, including increasing the maximum number of gaming machines per LBO to four, increasing the maximum payout to £500 and permitting the use of bank notes in gaming machines. See "Industry issues – Proposed deregulation" in this Part 3.

REGULATION OF ONLINE BETTING

The Group's operations comply with the relevant regulations in the countries in which such operations are established. However, the Group may also be responsible for complying with any relevant regulations in the countries from which bets are placed. The types of restrictions which may apply fall broadly into three categories, namely:

- jurisdictions where bookmaking services are permitted provided that the entity is licenced either directly by the state or through state appointed bodies. In these jurisdictions the licenced operators will usually have to pay some form of tax or duty to the authority;
- jurisdictions where bookmaking services are only available through state-run or single licence monopolies; and
- jurisdictions where bookmaking activities within the jurisdiction are illegal.

As with any online business, the services offered by the Group are generally accessible by customers from any jurisdiction. It is not practical for the Group to seek advice in every jurisdiction from which it has or may have customers, particularly as the application of national law to the internet is uncertain and in a state of flux in many countries. The Directors believe that the risk that the conduct of the online businesses could result in unlawful activity is minimised as far as economic and practicable.

There has been much debate, both within the European Union and worldwide, about the status and treatment of online gaming businesses. No international regulatory framework currently applies and therefore each jurisdiction is free to apply its own laws and regulatory regime to businesses conducted over the internet. Case law from the European Court of Justice has made it clear that domestic restrictions on betting, gaming and lotteries within European Union member countries are not contrary to the free movement of services principles under the Treaty of Rome if justified by the relevant country in the interests of national social policy or consumer protection.

In the United States, at the end of 1999, the US Senate approved a bill intended to prohibit and criminalize internet gambling, but the companion bill in the House of Representatives was not passed. A similar bill is now before the US House of Representatives, as well as two other bills intended to prohibit and criminalise financial transactions related to internet gambling in the United States. In addition, certain States have passed or may pass legislation prohibiting or restricting internet gambling, and a number of successful prosecutions of online sportsbook operators have been made in the United States. Due to legal concerns in the US, the Group stopped taking bets on its online Sportsbook site from persons registered in the US with effect from 1 February 2002. The Group continues to offer its online casino, which is based in the Netherlands Antilles, to persons in the US.

In a number of jurisdictions particular restrictions apply in respect of the promotion of gambling services. For this reason, online Sportsbook and casino promotional activities are primarily carried out through the internet. It is not possible for any given jurisdiction to be certain as to the application of promotional restrictions in the context of an online gambling service based outside that jurisdiction.

FISCAL DEVELOPMENTS

As a result of a 9% deduction payable on bets placed in the UK and competition from other bookmakers operating offshore, the Group opened, in 1998, an offshore telephone betting operation in the Isle of Man serving non-UK and non-Isle of Man residents and, in January 2000, an offshore telephone betting operation in Antigua serving UK customers. It also developed its online Sportsbook operation in the Isle of Man which was subsequently moved from the Isle of Man to Antigua in May 2000 in order to capitalise on Antigua's favourable tax regime. The Group's telephone operation in the Isle of Man was closed in February 2001.

In his budget speech of 2001, the Chancellor of the Exchequer announced a significant reform of betting duty. This was presented by the Chancellor of the Exchequer as a radical reform of Betting Duty which will create the right competitive environment for British based bookmakers to develop their business domestically and internationally. Under the new system (effective from 6 October 2001), the General Betting Duty of 6.75% on total stakes was replaced with a 15% tax on bookmakers' gross profit, defined as the difference between stakes laid with the bookmakers and the winnings they paid out. By its action the Government anticipates the Betting Industry to develop both domestically and internationally. As part of this commitment the UK bookmakers agreed to absorb the duty and to end the deduction charged to customers. Consequently, William Hill closed its bookmaking operations in Antigua and repatriated the businesses to the UK. Other major bookmakers have also repatriated their offshore operations back to the UK.

INDUSTRY ISSUES

Proposed deregulation

In 1999, the UK Government announced a comprehensive review of UK gambling laws by an independent review body led by Professor Alan Budd. This body published its recommendations (the "Budd Report") in July 2001. On 26 March 2002, the DCMS published its March 2002 Government Paper on Gambling in which it accepted the majority of the Budd Report's recommendations, including the creation of a Gambling Commission to oversee an expanding industry.

In her foreword to the March 2002 Government Paper on Gambling, Tessa Jowell, Secretary of State to the DCMS stated "we want a successful British gambling industry that is able to respond rapidly and effectively to technological and customer led developments in both the domestic and global marketplace, building on its existing reputation for quality and integrity, and in the process increase its already important contribution to the UK economy".

The March 2002 Government Paper accepted several important recommendations, including:

- permitting bookmakers to operate up to four gaming machines per LBO. It is proposed that gaming machines will be classified under four newly created categories:
    - Category A – Casino slots. This category has unlimited stakes and unlimited prizes and would be allowed in casinos only;
    - Category B – Jackpot machines. This category has a maximum stake of £1 with a maximum prize of £500 and would be allowed in betting shops, bingo clubs or adult gaming centres, or in registered clubs with a maximum prize of £250;
    - Category C – Adult gaming machines. This category has a maximum stake of 50p and a maximum prize of £25 and would be allowed in betting shops, bingo clubs, adult gaming centres, adult-only areas of family entertainment centres and pubs and other premises with an alcohol on-licence; and
    - Category D – Amusement with prizes. This category has a maximum stake of 10p and a maximum prize of £5 (cash or non-cash) and would be allowed in family entertainment centres and outlets such as cafes, fish and chips shops and takeaways;
- re-classification of certain fixed odds betting terminals which the UK Government claims involve gaming within the relevant controls for gaming machines;
- removing advertising restrictions specific to gambling;
- permitting the use of banknotes in gaming machines;
- permitting LBOs to offer any food as well as non-alcoholic drinks;
- removing demand criteria for LBOs and allowing for the licensing of LBOs to be controlled by local authorities;
- requiring the licensing of certain staff;
- permitting the legal enforcement of gambling debts;
- allowing opening hours to be regulated by local authorities; and
- deregulating casinos. The Government proposal to deregulate casinos would result in their being able to offer additional gambling products, including activities such as betting and bingo. Restrictions would also be relaxed regarding the consumption of alcohol and the availability of live entertainment. In addition, the establishment of new casinos would be made easier through deregulation including abolishing the permitted area restrictions and the demand test for new casinos. New casinos would, however, be subject to a minimum size requirement.

The March 2002 Government Paper rejected proposals for betting on the National Lottery and acceptance of bets in public houses.

The Directors do not expect the main recommendations in the March 2002 Government Paper to be implemented before 2004.

Database and related rights

Bookmakers operating in the UK are currently obliged to pay a statutory levy to the Horserace Betting Levy Board (the "Levy Board"), the proceeds of which are used to fund various activities relating to British horse racing. On 2 March 2000, the UK Government announced that it had accepted the recommendations of the Quinquennial Review of the Levy Board for the levy system and the Board itself to be abolished. The Government also invited the British Horseracing Board (the "BHB") to produce a realistic plan to show how horse racing could be funded as a national sport without a statutory levy, taking into account racing's potential income from a wide variety of sources. The consultation document also included a proposal to sell the Tote to a racing consortium. The Bookmakers' Committee responded to this proposal by identifying a number of areas unacceptable to the betting industry.

In summer 2001, the BHB issued a draft document setting out its proposed licensing policy to third parties (including bookmakers) in respect of pre-race data for all 59 British race courses and, acting as the agent of the Racecourse Association (the "RCA"), the rights to pictures and audio from 49 of the 59 British racecourses. Following negotiations between the BHB and the Confederation of Bookmakers' Associations, an agreement on the terms of a five year licence covering pre-race data was entered into between the BHB and certain major bookmakers, including the Group, on 17 April 2002. Under this licence, which came into effect on 1 May 2002, each bookmaker will pay a licence fee to the BHB of up to 10% of their gross profits (which for this purpose is gross win) from British horse racing (there are discounts available to shops which do not meet certain profit thresholds and, from 1 April 2003, minimum guaranteed payment amounts). In the first year of the licence, amounts payable under the licence will be offset against payments made under the 41st Levy Scheme. Thereafter, amounts payable will be offset against payments made under any subsequent Levy Scheme, which it is intended will mirror the terms of the commercial arrangement.

An agreement has also been reached between BAGS, acting for UK bookmakers, and 49 courses in relation to the provision of pictures and audio, with effect from 1 May 2002. The agreement encompasses two options for racecourses, a payment for £4,000 per race covered live by SIS for those tracks that have signed for the full period of 32 months or a payment of £3,700 per race covered by SIS for the first eight month period followed by £4,000 per race covered by SIS for the remaining period in respect of racecourses opting for a break clause after eight months.

Twenty eight courses have selected the first option and twenty one courses have selected the second option.

In both cases no payment is made for those races shown in LBO's via 'free to air' broadcasting. In addition ten other tracks have signed a separate five year agreement with SIS. These tracks, together with the 28 courses which have signed for the full 32 month period, represent over 800 meetings while the remainder represent approximately 400 meetings.

The full agreement expires on 31 December 2004. The distribution of pictures, audio and data is explained below under "Distribution of pictures, audio and data."

Notwithstanding having reached agreement on the terms of the data licence, the Group does not accept the BHB's ownership of intellectual property rights which it initially attempted to enforce in respect of the Group's online operations. In this regard, the Group is currently involved in litigation with the BHB concerning the alleged infringement of the BHB's database rights from the Group's use of lists of runners and riders on the internet for the purposes of accepting bets on horse races taking place in England, Scotland and Wales. On the basis that the Group did not accept the BHB's position with respect to its intellectual property rights, it did not apply for a licence for its use of such rights. In February 2001, judgement was given against the Group in the Chancery Division of the High Court, and the Court ordered (a) an enquiry into damages, (b) an injunction restraining the Group from infringing BHB's database rights, (c) an order that the Group pay the BHB's costs of litigation (to be assessed by the Court if not agreed between the Group and the BHB) and (d) that the Group make an interim payment of £100,000 in respect of the BHB's costs. At that time, without accepting the BHB's claim to data rights, the Group entered into a licence for the provision of pre-race data on its online operation.

Following an appeal to the Court of Appeal in respect of the judgement of the High Court, the Court of Appeal referred the matter to the European Court of Justice (the "ECJ") for clarification. It is probable that the ECJ will not consider these matters for some considerable time. In the interim, and after 1 May 2002, when the new five year data licence became effective, the Group continued to operate its online business under its licence to use pre-race data with the BHB.

The Group referred the original licence for data suggested by the BHB to the Office of Fair Trading (the "OFT") in the UK. The enquiry has since been widened to incorporate the BHB's overall licensing policy which has been subject to a number of complaints, including several by bookmakers and SIS to the OFT. On 21 October 2001, the OFT announced that it had reasonable grounds for suspecting that the BHB had infringed the prohibitions in Chapter I of the Competition Act 1998, which prohibits anti-competitive agreements, and Chapter II of the Competition Act 1998, which prohibits abuse of a dominant position, and launched a competition enquiry into the BHB's supply of pre-race data and audio-visual rights to bookmakers. It is anticipated that this investigation will be concluded in the next few months. The Group, certain other major bookmakers, the Confederation of Bookmaker's Associations and the BHB have now agreed to withdraw the complaints that each of them had made to the OFT in respect of data rights, leaving it to the discretion of the OFT whether to pursue the matter, having reached a voluntary agreement on the terms of the five year data licence. The provision of pictures is still the subject of a complaint to the OFT and the BHB exclusive data rights are also under ongoing review.

Horse racing levy scheme

The BHB had been seeking an arrangement by which the proceeds of the levy scheme can be used to underpin the revenue that would be received under any commercial agreement with the BHB. A levy scheme for the year ending 31 March 2003 was required under statute to have been agreed with the Levy Board by the end of October 2001.

No agreement was reached and the levy scheme for the year ending 31 March 2003 was put to the Secretary of State for the Department of Culture, Media and Sport (the "Secretary of State") for determination. The Secretary of State announced on 29 January 2002 that the proposed scheme would be based on a payment by off-course bookmakers of approximately 9% of their gross profits from British and foreign horse racing.

Subsequent to this, and as part of the agreement reached with the BHB on the terms of the five year data licence, the Group and the other bookmakers involved have agreed to recommend to the Levy Board (while it continues to exist) that a levy scheme be maintained for each year covered by the licence agreement on terms identical in all material respects (or no less favourable to the BHB) than the terms of the licence agreement. On 18 April 2002, the Government minister responsible for levy matters welcomed the agreement on data and stated that he would expect the Levy Board to maintain its responsibility for income and levy expenditure for a minimum of three years.

Distribution of pictures, audio and data

Under the new pictures and audio agreement SIS provides pictures and information from 49 racecourses under an exclusive contract with BAGS. SIS has also secured pictures from the other ten UK racecourses from GG Media. Within the commercial agreement between bookmakers and the BHB, SIS has secured the rights to transmit data from all 59 courses and had agreements to transmit foreign racing, greyhound racing and numbers betting prior to the time these agreements were secured.

Football fees

In order to offer bets on football league matches in the UK, a fee is paid to the FA Premier League, the Football League, the Scottish Premier League and the Scottish Football League. Currently, the fee is £275 plus VAT per LBO per annum. In recent years, the leagues have demanded increases to this fee significantly above inflation. The bookmaking industry's position, to date, has been to attempt to hold these increases to a minimum via negotiation. However, there is a possibility that at some stage these bodies could seek an unacceptable increase. While the fees for LBOs have been agreed until the end of the 2002/03 football season, the issues of telephone and online Sportsbook fees remain outstanding. Discussions are currently taking place on the fees for these betting platforms. It is possible that the leagues may propose to introduce an unacceptable charge for these betting platforms which will be strongly resisted.

Greyhound levy

The fundamental difference between the horse racing and greyhound levy schemes is that the former is statutory and the latter voluntary. The voluntary nature of the greyhound scheme results in many small bookmakers making no payments. The greyhound industry may seek a similar payment mechanism to that for horse racing.

Greyhound racing differs from horse racing in that the majority of dog races take place in the evening, when most LBOs are closed; however the vast majority of bets taken on dogs are on greyhound races organised by Bookmakers' Afternoon Greyhound Service ("BAGS") during LBO opening hours. BAGS is a non profit making company, set up by bookmakers to provide additional betting opportunities on greyhound racing. BAGS has a contract from all the tracks from which it takes pictures until December 2003 and negotiates contracts with individual racetrack owners. For certain tracks with BAGS licences these races are seen as critical for their future viability.

As a result, whilst discussions are likely, it is difficult to predict whether the greyhound levy will be determined by an industry agreement.

Part 4 – Investment Considerations

An investment in Shares will involve an element of risk. Accordingly, prior to making an investment decision, prospective investors in the Shares should consider carefully certain risk factors applicable to William Hill described below and the other information contained in this document.

UK REGULATION

The operation of bookmaking services in the UK is subject to extensive governmental regulation and, in particular, the activities of the Group are subject to the Betting Act. Regulatory authorities typically require various permits, licences, findings of suitability and approvals to be held by bookmakers. The regulatory authorities in the UK have discretion in the granting, renewing and cancellation of bookmaker permits and LBO licences and require that such permits and licences be renewed periodically.

Each of the Group's relevant subsidiaries, and its applicable key personnel, currently hold all requisite permits, licences and approvals in the UK. No assurance can be given, however, that any new, renewed or subsequent permits, licences or approvals that may be required of the Group or its key personnel in the future will be granted or that existing permits, licences or approvals will be renewed or will not be cancelled.

Currently, there are no UK regulations specifically addressing online casino operations. Although the March 2002 Government Paper anticipates establishing regulations to facilitate online casinos, the current position is unclear. As a result, the Group established its online casino offshore and it is currently based in the Netherlands Antilles. Due to the uncertainty relating to UK regulation of online casinos, there can be no assurance that legislators in the UK will not, in the future, seek to prohibit or restrict access to the Group's online casino from the UK. Any such change could have a material adverse effect on the results of operations of the Group's online business.

Under current law, gambling debts may not be enforced in the UK or in certain other countries and, therefore, the Group may be unable to collect gambling debts from its customers in certain circumstances. While the Group carries out its business in such a manner so as to reduce this risk, and a substantial portion of the bets are in cash, there can be no assurance that the Group will be able to recover all gambling debts from its customers in the future.

William Hill relies to a certain extent on the advertising of its products to attract customers. In the UK, the Betting Act restricts the use of advertisements relating to the bookmaking business. In particular, William Hill is not currently permitted to advertise its business in the UK on the television or radio. There can be no assurance that new restrictions will not be imposed. Current UK legislation also restricts the advertisement of the Group's offshore casino operations in the UK. There can be no assurance that existing and potential future laws and regulations will not have a material adverse effect on the Group's operations.

In the March 2002 Government Paper, the Department of Culture Media and Sport (the "DCMS") addressed the recommendations made in the Budd Report in July 2001. The conclusions reached by the DCMS are discussed in more detail in Part 3. It is not known to what extent any of the matters addressed in the March 2002 Government Paper will become law and it is possible that certain of the proposals, if they become law, could increase competition with the Group's business. The Directors do not expect any changes to be made to the current legislation on gaming and betting in the UK in 2002. Should such legislation be adopted by the UK Government, the regulations discussed above in respect of permits, licences, approvals, enforceability of gambling debts and advertising could be amended significantly. If the current demand criteria for granting new LBO licences were to be removed, as recommended in the March 2002 Government Paper, this could increase the competition faced by the Group's LBO operations.

The March 2002 Government Paper contained proposals for changes to the current regulation of casinos (including a proposal that casinos would be able to offer betting products), online gambling, prize competitions and other forms of gambling. There can be no assurance that if any of these proposals are implemented, or if there was significant deregulation of these products, it would not have a material adverse effect on the Group's operations.

Whilst the Directors believe that a number of recent developments in the UK gambling market could result in opportunities in relation to consolidation among LBO operators; the Directors believe that William Hill's ability to acquire a substantial number of LBOs may be constrained by the competition authorities in the UK.

INTERNATIONAL REGULATION

Most countries regulate or, in some cases, prohibit gambling activities. Historically, the regulation of the gambling industry has been arranged at a national level and there is no international gambling regulatory regime. Accordingly, while the Group is satisfied that it complies with the laws and regulations in the jurisdictions from which it operates, the question of whether, or the extent to which, existing domestic legislation in other countries applies to the Group's international betting activities is uncertain. In addition, certain countries, such as the People's Republic of China, have enacted specific legislation prohibiting online gambling and similar legislation has been proposed but not yet enacted in certain other countries.

In the United States, at the end of 1999, the US Senate approved a bill intended to prohibit and criminalise internet gambling, but the companion bill in the House of Representatives was not passed. A similar bill is now before the US House of Representatives, as well as two other bills intended to prohibit and criminalise financial transactions related to internet gambling in the United States. There can be no assurance that any of these bills or similar bills will not become law in the United States in the future. In addition, certain states have passed, or may pass, legislation prohibiting or restricting internet gambling, and a number of successful prosecutions of online sportsbook operators have been made in the United States. Due to legal concerns in the US, the Group stopped taking bets on its online Sportsbook site from persons registered in the US with effect from 1 February 2002. However, William Hill cannot guarantee that US-based individuals may not evade the controls that the Sportsbook site uses to prevent this occurring. Sportsbook bets from persons registered in the US represented 2% of the Group's gross win from online operations in the 2001 financial year. The Group continues to offer its online casino, which is based in the Netherlands Antilles, to persons in the US. Online casino bets from persons registered in the US represented 5% of the Group's gross win from online operations in the 2001 financial year. There can be no assurance that the Group will be able to continue offering its online casino in the United States.

In May 2002 the Hong Kong Legislative Council approved certain amendments to the Gambling Ordinance prohibiting Hong Kong residents from placing bets with offshore bookmakers or aiding and abetting Hong Kong residents with such activities. It is too early to assess the impact this new Ordinance may have and the Group currently continues to offer its online Sportsbook and casino to Hong Kong residents. William Hill cannot guarantee that the Hong Kong authorities will not seek to prosecute offshore bookmakers, or customers that use offshore bookmakers, and there can be no assurance that the Group will be able to continue offering its online Sportsbook or casino in Hong Kong. Online Sportsbook and casino bets from persons registered in Hong Kong represented 7% of gross win from online operations in the 2001 financial year.

The Italian Olympic Committee licences betting on sporting events under its control in Italy. It has commenced proceedings against William Hill alleging that William Hill's online Sportsbook offering breaches Italian licensing laws regulating betting activity. Similar claims have been made against other major UK bookmaking companies that offer internet betting services accessible in Italy. William Hill does not hold a licence from the Italian Olympic Committee, and has not applied for one. The Italian Olympic Committee claims that William Hill must pay a fee and a percentage of its revenue from customers in Italy to the Italian Olympic Committee and that William Hill is liable in damages and is in breach of regulations that also have criminal sanctions. See paragraph 16 of Part 9. Although this claim will be vigorously defended, there can be no assurance that such defence will be successful nor that similar claims will not be made by similar bodies in other jurisdictions.

Although the Group's operations comply with the relevant regulations in the countries in which such operations are established, the Group has not considered the gambling laws and regulations in every jurisdiction in which it advertises its services or from which it accepts bets. Accordingly, there can be no assurance that the application of existing or potential future laws and regulations, or the payment of licence fees or levies in jurisdictions from which William Hill accepts bets, will not have a material adverse effect on the development or operation of the Group's international activities or have a material adverse effect on the Group's results of operations.

UK FISCAL ENVIRONMENT

Bookmakers in the UK are subject to significant taxation and levies. With effect from 6 October 2001 the UK Government reformed betting duty which was levied on customers of off-course bookmakers at a rate of 6.75% of their stake, to a 15% charge on bookmakers' gross profit (which for this purpose is gross win). This has resulted in the removal of deductions from customers' stakes or winnings. Gross profit tax is payable on all UK betting activities including the telephone and online Sportsbook businesses previously conducted offshore, which were repatriated to the UK on 6 October 2001. There can be no assurance that the rate of tax will

remain at 15% or that other changes will not be made by the current UK Government or its successors to tax legislation that would have a detrimental effect on the Group's results of operations.

BOOKMAKING RISK

In common with the other major bookmaking operators in the UK, the Group is not a "pool" betting operation. The Group's primary products involve fixed-odds betting where winnings are paid on the basis of the stake placed and the odds quoted, rather than derived from a pool of stake money received from all customers. Consequently, there is potentially no upper limit on the losses that could be incurred by the Group in relation to each betting outcome although there are individual limits of winnings for any individual client on a day. A bookmaker's odds are determined so as to provide an average return to the bookmaker over a large number of events. There is an inherently high level of variation in gross win percentage event-by-event and day-by-day. In the long-term the gross win percentage has remained fairly constant, although it will be affected by the impact of gross profit tax. In the short-term there is less certainty of profitability and the Group has from time to time experienced significant losses with respect to individual events or betting outcomes. The effect of future fluctuations and single-event losses on the Group's operating results could be material in the short-term.

RELATIONSHIP WITH THE RACING INDUSTRY

Bookmakers operating in the UK are currently obliged to pay a statutory levy to the Levy Board, the proceeds of which are used to fund various activities relating to British horse racing. On 2 March 2000, the UK Government announced that it had accepted the recommendations of the Quinquennial Review of the Levy Board that the levy system and the Levy Board itself should be abolished. The Government also invited the BHB to produce a realistic plan to show how horse racing could be funded as a national sport without a statutory levy, taking into account racing's potential income from a wide variety of sources.

In summer 2001, the BHB issued a draft document setting out its proposed licensing policy to third parties (including bookmakers) in respect of pre-race data for all 59 British racecourses and, acting as the agent of the RCA, the rights to pictures and audio from 49 of the 59 British racecourses. The Group does not accept the BHB's ownership of intellectual property rights, which it initially attempted to enforce in respect of the Group's online operations. In this regard, the Group is currently involved in litigation with the BHB concerning the alleged infringement of the BHB's database rights from the Group's use of lists of runners and riders on the internet for the purposes of accepting bets on horse races taking place in England, Scotland and Wales. In February 2001, judgement was given against the Group in the Chancery Division of the High Court. The Group is currently appealing this decision. For more information see Part 3.

Without accepting the BHB's claim to data rights, the Group, together with other UK bookmakers, has agreed the terms of a five year licence with the BHB for the provision of pre-race data by the BHB. It also has a picture and audio agreement for a period up to December 2004. For more information see Part 3. Those 21 courses who have an option to terminate the agreement after eight months could result in pictures from approximately 300 meetings not being available which could have an adverse impact on the Group's profitability. The Directors believe that a number of races from these courses will remain available via free to air broadcasting.

The Group referred the original licence for data suggested by the BHB to the OFT in the UK. The OFT's enquiry has since been widened to incorporate the BHB's overall licensing policy, which has been the subject of a number of complaints, and on 21 October 2001 the OFT launched a competition enquiry into the BHB's supply of pre-race data and audio-visual rights to bookmakers. As part of the new five year licence arrangement, the Group and certain other major bookmakers have agreed to withdraw their complaints to the OFT in respect of pre-race data, leaving it to the discretion of the OFT whether to pursue this matter. The provision of pictures is still the subject of a complaint to the OFT and the BHB's exclusive data rights are also under ongoing review. It is anticipated that the OFT's investigation will be concluded in the next few months and there can be no assurance that the outcome will be favourable to the Group.

For more information see "Industry issues – Database and related rights" in Part 3.

SPORTS RIGHTS PAYMENTS

The Group pays substantial levies and fees, such as the horse racing levy, a voluntary greyhound racing levy and football fees, and is likely to incur similar levies and fees in the future. Any material increase in current levies or fees, or any requirement to pay additional levies or fees, could have a material adverse effect on the Group. The Group cannot predict what financing arrangements or fees will be required in the future and the

consequences for the Group as a result of levy or fee increases, and no assurance can be given that such payments, or a failure to reach agreement on the level of such payments or, if such payments are not paid or agreed, a reduction in the data, pictures and audio in respect of the sports or other events and a consequent reduction in bets placed on those sports or other events, will not materially and adversely affect the Group's results of operations. For instance, while the fees paid to the FA Premier League, the Football League, the Scottish Premier League and the Scottish Football League in connection with football betting have been agreed until the end of the 2002/03 football season with respect to LBOs, the issues of telephone and online Sportsbook fees remain outstanding. The relevant agreement between BAGS and the tracks providing greyhound racing expires in December 2003, after which the relevant tracks may also seek increased payments. See "Industry issues" in Part 3.

COMPETITION

William Hill faces competition from other bookmakers in the business areas in which it operates as well as from suppliers of other gambling products, such as the National Lottery. See "Competition" in Part 1. The bookmaking industry in the UK is comprised of a concentrated number of national bookmaking operators, each with a significant market share, and a large number of small regional operators, each competing for the same customers. There can be no assurance that competition from telephone and online bookmakers that retain offshore operations, or from new or existing competitors in the UK, will not have a material adverse effect on the Group's operating results. The anticipated deregulation of the gambling industry may reduce the distinction between various forms of gambling and may also increase the competition from operators in other gambling sectors. The Directors intend to seek underlying growth for the business through the further development of the Group's products and channels and through continued investment in its facilities. There can be no assurance, however, that such initiatives will result in improved operating profits for the Group. In addition, there can be no assurance that any further development or investment by the Group will not be matched by the Group's competitors.

TECHNOLOGY RISKS

The Group's operations, including but not limited to its telephone betting and its online operations, are highly dependent on technology and advanced information systems, and there is a risk that such technology or systems could fail. In the event of such failure in the UK, the Group's business continuity procedures would take effect, which include back-up arrangements between three sites in Leeds and a site in Sheffield and manual methods capable of replacing those reliant on technology, but there can be no assurance that such procedures will prevent or mitigate any material adverse effect of such failure on the Group's financial condition or operations. The Group is currently considering the implementation of back-up arrangements for its Netherlands Antilles online casino operation as the Group is currently reliant upon a single system. Similarly, there can be no assurance that the technology currently used by, and being developed by, the Group will be successful, or that it will not be rendered obsolete by new technologies introduced in the industry or adopted by the Group's competitors.

If the Group or any of the third-party services on which it relies failed to transmit customer information and payment details online in a secure manner, or if they otherwise failed to protect customer privacy in online transactions, there is a risk that the Group's current customers would stop accessing the Group's online sites or that potential customers would be deterred from using the Group's online sites. In addition, there can be no assurance that the Group's sites will not be subject to disruption by "hackers" or other security breaches. These types of events could expose the Group to potential liability and could materially adversely affect the results of operations of the Group's online business.

The Group's online casino operates from the Netherlands Antilles using technology and operational support provided by CryptoLogic Inc. ("CryptoLogic"). The Netherlands Antilles is regarded by management as a favourable base for the Group's online casino operation from a cost, fiscal and regulatory perspective. However, if the fiscal or regulatory regime in the Netherlands Antilles were to be changed adversely, or if the Netherlands Antilles ceased to be a cost-effective base, the Group may have to relocate its online casino operation which could be at significant cost to the Group. In addition, if CryptoLogic were to cease for any reason to provide technology and operational support to the online casino operation, a change in the supplier of such services could cause the online casino to be closed for a period of time and a replacement supplier may be at an incremental cost to the Group, each of which could materially adversely affect the results of operations of the Group's online business.

SEASONALITY, SPORTS SCHEDULES AND GENERAL ECONOMIC TRENDS

The Group's operating results are affected by seasonality and, in particular, the schedule of sports events on which the Group accepts bets. The horse racing schedule in the UK, from which a high proportion of the Group's turnover and gross win are derived, is weighted towards the spring and summer months, when the Group operates extended trading hours, and certain high profile races which attract significant betting activity, such as the Grand National and the Derby occur. As a result, the Group has historically recorded higher turnover in the spring and summer months.

William Hill's operating results are also affected by the schedules of other significant sporting events which may occur at regular but infrequent intervals, such as the football World Cup and European Championship. Cancellation of one or more significant sporting events, due to adverse weather conditions for example, or the curtailment of sporting events for any other reason, such as foot and mouth disease, would impact on the Group's operating results. In addition, demand for the Group's products, like those of other participants in the gambling industry, is influenced to a certain degree by general economic trends. There can be no assurance that the Group's operating results will not be affected by general economic trends in the future.

DEPENDENCE ON KEY PERSONNEL

The Group depends on the efforts and skills of a number of key personnel. In addition, the Group's future success depends to some extent on its ability to continue to attract, motivate and retain highly experienced and qualified employees. The loss of the services of key individuals, to the extent that the Group could not replace them, or an inability to attract new personnel could have a material adverse effect on the Group's business. The Group has entered into employment agreements with those members of management who exercise day-to-day management of the Group. Among other things, these agreements require all the Executive Directors and senior management of the Company to give one year's notice of their intention to resign. The Group has not obtained "key man" life insurance policies for any of its personnel.

CREDIT CARD PROCESSING

The Group currently accepts credit and debit card payments from online and telephone betting customers and debit cards in LBOs. In the fourth quarter of 2001, certain US-based card issuing institutions decided to limit the use of their credit cards for internet gaming transactions. New restrictions on offshore betting in Hong Kong may also discourage card issuing institutions, in particular those based in Hong Kong, from accepting internet gaming transactions from Hong Kong residents. Should all or an additional number of the major card schemes or card issuing companies decide to stop accepting payment transactions for bookmaking or internet gambling operations, the Group's financial performance could be adversely affected.

SIGNIFICANT LEVERAGE AND ABILITY TO SERVICE DEBT

Part 7 sets out an unaudited pro forma consolidated net asset statement for the Group as at 2 April 2002 based on the audited consolidated financial information set out in Part 6 and adjusted to illustrate the capital structure of the Group following Admission.

On this basis, the Company would have raised proceeds from the Global Offer of approximately £340 million. The Company would have borrowed £520 million from Admission under the New Bank Facility of £660 million described in paragraph 13(d) of Part 9. The Company would have used its net proceeds from the Global Offer, its draw down of £520 million under the New Bank Facility and cash resources of the Group to repay the entire £481 million owed to the Institutional Shareholders under the Deep Discount Bonds, the entire £300 million of indebtedness under the Term Loan Facility and £172 million to complete its tender offer to buy-in the outstanding Senior Subordinated Notes. These payments would have left the Group with net indebtedness of approximately £497 million. The Company will not receive any of the proceeds from the sale of Existing Shares by the Selling Shareholders.

The amounts above, with the exception of the proceeds from the Global Offer, may vary from the amounts at Admission due to payments and accrued interest charges between 2 April 2002 and Admission.

On 13 May 2002, the Company announced a tender offer and consent solicitation, conditional on Admission, among other things, for the purchase by William Hill of the Senior Subordinated Notes at a price based upon a spread of 50 basis points over the yield to maturity on the UK Gilt 8% due June 2003. In the event that all of the holders of the Senior Subordinated Notes accept the tender offer, and assuming total consideration plus

accrued interest of £1,113.04 per £1,000 principal amount of tendered notes the aggregate payment to be made by William Hill will be approximately £167 million.

The Group's debt service obligations under the New Bank Facility could have important consequences, including: (a) a substantial portion of the dividends and other payments to the Company from its subsidiaries will be dedicated to the payment of principal and interest on its indebtedness, (b) the Group's ability to obtain additional financing in the future may be limited, (c) certain of the Group's borrowings will be at variable rates of interest, which could cause the Group to be vulnerable to increases in interest rates, (d) the Group's indebtedness imposes financial and other restrictive covenants that limit the ability of the Group and its subsidiaries to, among other things, borrow additional funds, and dispose of assets, and the failure to comply with such restrictions may result in an event of default, which, if not cured or waived, could have a material adverse effect on the Group, (e) the Group's indebtedness could place the Group at a competitive disadvantage compared to those of its competitors that have less debt and (f) the Group's substantial degree of leverage may hinder the Group's ability to adjust rapidly, if required, to changing market conditions and could make the Group more vulnerable in the event of a downturn in general economic conditions or its business. There can be no assurance that in the event of unforeseen changes over the longer term, the Group's cash flow will be sufficient for repayment of the Group's indebtedness.

NO PRIOR PUBLIC MARKET FOR WILLIAM HILL'S SHARES AND AN ACTIVE TRADING MARKET FOR WILLIAM HILL SHARES MAY NOT DEVELOP

Prior to the Global Offer, there has been no public market for the Company's shares. Although the Company has applied to have all of its existing Shares admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange, and it is expected that these applications will be approved, William Hill can give no assurance that an active trading market for the Shares will develop or, if developed, will be sustained following the closing of the Offer. If an active trading market is not developed or maintained, the liquidity and trading price of the Shares could be adversely affected. The Offer Price, which may bear no relationship to the price at which the Shares will trade upon completion of the Offer, has been determined by negotiations between William Hill and the representatives of the Managers, based upon factors that may not be indicative of future market performance. See Part 8 for a description of the Global Offer.

DIVIDEND PAYMENTS

The Directors of William Hill may choose not to pay any dividends. Future dividends will depend on, among other things, the Group's future profit, financial position, capital requirements, distributable reserves, credit terms, general economic conditions and other factors that the Directors deems significant from time to time.

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFER COULD ADVERSELY AFFECT THE COMPANY'S SHARE PRICE

If the Over-allotment Option is not exercised, the Institutional Shareholders will together own an aggregate of approximately 28.1% of the Company's issued share capital. In such circumstances, the two largest shareholder groups (Cinven, and the funds under its management, and CVC, and the funds under its management), would hold 14.3% and 12.7%, respectively, of the Company's issued share capital. If the Over-allotment Option is exercised in full, the Institutional Shareholders will together own an aggregate of approximately 18.0% of the Company's issued share capital. Sales of a substantial number of Shares in the public market following the Offer, or the perception that sales could occur, could adversely affect the market price for Shares. Each of the Directors and other existing shareholders have agreed that, until announcement of the Company's financial results for the 2002 financial year, without the consent of Schroder Salomon Smith Barney or in certain other limited circumstances, dispose of any Shares owned by him or it after Admission.

SHARE PRICE VOLATILITY AND LIQUIDITY

The share prices of publicly traded companies can be highly volatile. The price at which the Shares will be quoted and the price which investors may realise for their Shares will be influenced by a large number of factors, some specific to William Hill and its operations and some which may affect the bookmaking industry, or quoted companies generally. These factors could include William Hill's financial performance, development programmes, large purchases or sales of shares, legislative or regulatory changes in the bookmaking industry and general economic conditions.

POSSIBLE UNAVAILABILITY OF PRE-EMPTIVE RIGHTS FOR US HOLDERS OF ORDINARY SHARES

In the case of certain increases in the share capital of William Hill, existing shareholders of William Hill are generally entitled to pre-emptive rights unless waived by a resolution of the shareholders at a general meeting or in certain circumstances as stated in the Articles. US holders of Shares are customarily excluded from exercising any such pre-emptive rights they may have to acquire Shares unless a registration statement under the Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder is available. No assurance can be given that any registration statement would be filed by William Hill or that any exemption from the registration requirements would be available to enable the exercise of such US holders' pre-emptive rights or that William Hill will utilise such exemption.

Part 5 – Financial Review

The following discussion and analysis should be read in conjunction with the Accountants' Reports set out in Part 6 and the pro-forma financial information contained in Part 7.

BASIS OF PRESENTATION

The Company was incorporated in May 2001 and it acquired WHH and its subsidiaries as part of a group reorganisation earlier this year to facilitate the Global Offer. The financial review is based on the WHH Group.

The financial information for the WHH Group has been compiled to reflect the WHH Group as currently constituted as if the WHH Group had been in existence for the whole period reported on. The annual accounts of the WHH Group for the 52 weeks ended 28 December 1999, the 52 weeks ended 26 December 2000 and the 53 weeks ended 1 January 2002 have been audited. The audit reports on these annual accounts were unqualified.

WHH was formed on 24 December 1998 to effect the acquisition of Will Hill Limited (formerly William Hill Limited) ("WHL") on 29 March 1999. In order to effect the acquisition, two other companies, William Hill Investments Limited and Baseflame Limited were also incorporated on 25 February 1999 and 26 February 1999, respectively. These companies did not trade in the period from incorporation to the acquisition of WHL.

The financial information for the 52 weeks ended 28 December 1999 is based on the audited consolidated financial statements of WHH's wholly-owned subsidiary, WHL, for the 52 weeks then ended, and the audited financial statements of WHH, Baseflame Limited and William Hill Investments Limited from incorporation to 28 December 1999.

The financial information for the 53 weeks ended 1 January 2002, the 52 weeks to 26 December 2000, the 13 weeks ended 2 April 2002 and the 13 weeks ended 27 March 2001 is based on the audited consolidated financial statements of the WHH Group.

The financial information includes interest charges and taxation for the three years ended 1 January 2002, the 13 weeks ended 27 March 2001 and the 13 weeks ended 2 April 2002, which reflect the capital and debt structure of the WHH Group, and accordingly are not representative of the interest and taxation charges and financing cash flows of the Group that will exist or be incurred following the admission of the Company's ordinary share capital to the Official List of the UK Listing Authority.

The financial information has been prepared after making such adjustments as were considered necessary. This financial information does not constitute statutory financial statements of the WHH Group.

TERMINOLOGY

The Group uses several measures of financial performance, including:

Turnover. Turnover in respect of the LBOs, telephone and online Sportsbook represents amounts receivable in respect of bets placed on events which occurred by the period end. Turnover from AWPs and the online casino operation represents net takings from customers (excluding VAT in respect of AWPs).

Gross win. Gross win is the total amount that the Group retains from customers after paying out any winnings before any other cost of sales. AWP gross win represents cash in box, or the cash winnings from AWP machines including VAT. Gross win, therefore, represents the customers' net spend with the Group, and is therefore regarded as the key measure of customer activity.

Gross win percentage. Gross win percentage is the ratio of gross win to turnover. See "Factors affecting results of operations – Relationship between turnover, gross win percentage and contribution" in this Part 5.

Contribution or gross profit. Contribution is the gross win less betting duty, horse racing and greyhound levies, trade commission, royalties (for casinos) and VAT (for AWPs) and gaming machine licence fees (for AWPs), but before all operating expenses.

Operating profit. Operating profit is calculated as contribution less all divisional costs and central overhead costs (net of rental profits) prior to interest and taxation.

FACTORS AFFECTING RESULTS OF OPERATIONS

Fiscal, regulatory and industry issues

In addition to the items discussed below, certain regulatory, fiscal and industry issues affect the Group's results of operations. For a detailed description of such issues see Part 3.

Relationship between turnover, gross win percentage and contribution

Comparison of turnover, gross win, gross win percentage and contribution from one period to another can be significantly affected by the location of the betting operation, the rates and basis of calculation of betting duty and other taxes, levy and deductions charged to customers. During 2000 the Group established an offshore telephone betting business and relocated its offshore online Sportsbook operation and in 2001 relocated its telephone and online Sportsbook operations back to the UK. In addition, the Group was subject to changes in the basis of taxation of betting in the UK and varied the deductions charged to customers.

Position prior to introduction of gross profit tax

The interpretation of the Group's results is affected by the relationship between turnover on the one hand and gross win and gross win percentage on the other hand. Turnover includes the total amount bet by the Group's customers in LBOs and via the Group's telephone betting and online Sportsbook operations, as well as cash winnings on the Group's AWPs net of VAT and cash winnings from its online casino operation. Turnover and gross win percentage are significantly influenced by average customer behaviour, by betting results and by the level of customer deductions which varied by channel and location of the betting operation. In general, the average customer will earmark a specific maximum sum that he is prepared to "lose". If an average customer loses such maximum sum rapidly, he is less likely to place further bets, resulting in lower turnover and a higher gross win percentage. On the other hand, if the average customer wins, he is more likely to continue to reinvest his winnings in additional bets until he has lost the sum which he had originally earmarked as the amount he was prepared to lose. Under these circumstances, turnover will be increased, but gross win percentage will be reduced. Because betting duty and the horse racing and dog racing levies were historically calculated as a percentage of turnover (although, since 6 October 2001 and 31 March 2002, this is no longer the case for betting duty and horse racing levy respectively), such increases in turnover would have resulted in decreases in contribution or vice versa.

The effects of the relationship between turnover, gross win percentage and contribution on the Group's results can be significant in the short-term but are less significant over the long-term due to the averaging impact of a large number of small betting transactions. For the foregoing reasons, management believes that gross win, gross win percentage and contribution are often more accurate comparative indicators than turnover of the Group's results.

Telephone customers betting offshore and online Sportsbook customers were charged a lower or nil deduction, which on constant results adversely impacted the gross win percentage earned by the Group, but the Group's duty and levy liabilities were lower, thereby restoring (wholly or partly) or increasing, the margin at the contribution level.

Changes on the introduction of gross profit tax

The relationship between turnover, gross win percentages and contribution has changed with the introduction of gross profit tax on 6 October 2001. Customer deductions ceased at that date and therefore, if customers are prepared to lose the same amount as prior to the introduction of the new tax regime, turnover would be expected to increase and gross win percentage would be expected to fall. This has generally been the case since 6 October 2001, although it is too early to gauge the impact on long-term betting patterns.

Seasonality

The Group's operating results are affected by seasonality and, in particular, the schedule of sports events on which the Group accepts bets. The horse racing schedule in the UK, from which a high proportion of the Group's turnover and gross win are derived, is weighted towards the spring and summer months, when the Group operates extended trading hours, and with certain high profile races which attract significant betting activity, such as the Grand National and the Derby, occurring during this period. As a result, the Group has historically recorded higher turnover in the spring and summer months.

Foot and mouth disease

In February 2001 an outbreak of foot and mouth disease in the UK led to the suspension of UK horse racing, initially for a seven day period. Subsequently, there was a much reduced UK horse racing programme, lasting until May 2001, which included the cancellation of the 2001 Cheltenham National Hunt Festival. Over the period during which the horse racing programme was curtailed, the Group added and promoted more vigorously alternative betting products, including increased dog racing and overseas horse racing which proved very successful and have continued as part of the offering to customers. Although a reduction in turnover occurred while the restrictions were in effect, due to strong margins the Group achieved gross win and contribution for the time period while the restrictions were in effect that was higher than the level achieved in the corresponding period in 2000. It is not possible to predict whether an outbreak of foot and mouth disease or similar event might occur again or how it may impact the sporting programme and the Group's future performance.

Schedule of events

William Hill's operating results are also affected by the schedules of significant sporting events which may occur at regular time intervals, such as the European Football Championships and the football World Cup. The next football World Cup is scheduled for summer 2002. Outdoor sporting events, particularly horse races, are subject to cancellations due to adverse weather conditions. Cancellation of one or more significant sporting events could cause fluctuations in turnover and gross win over the short-term, which could have a material adverse impact on the Group's operating results.

General economic trends

The Group's operating results, like those of other participants in the gambling industry, have been affected by the demand for the Group's products, influenced to a certain degree by general economic trends. The Directors believe that the continued diversification of product distribution channels and geographic markets should mitigate the Group's exposure to adverse economic trends.

Taxation

During the years under review, the Group has been able to utilise historic losses and had a financial structure which had significantly more debt than is proposed for the future. These factors led to no or low tax liabilities for the Group. Going forward, the Group expects to pay significantly more corporation tax at an effective tax rate at or slightly in excess of UK corporation tax rates.

OVERVIEW

William Hill's principal business activity involves the provision of betting services primarily through its LBOs, its telephone betting operations and its rapidly growing online betting operations. Turnover increased 30.6% from £1,877.9 million in 1999 to £2,452.2 million in 2001. Between 1999 and 2001, turnover attributable to LBOs (including AWPs) increased by 15.8%, the turnover derived from telephone betting operations increased by 48.2% and the turnover attributable to online operations increased from £10.0 million to £273.7 million. The average numbers of the Group's LBOs in 1999, 2000 and 2001 were 1,516, 1,523 and 1,528, respectively.

Total gross win increased by 20.6% from £416.8 million in 1999 to £502.6 million in 2001. Between 1999 and 2001, gross win attributable to LBOs (including AWPs) increased by 13.2%, the gross win derived from the telephone betting operation increased by 8.8% and the gross win from online operations increased from £0.6 million in 1999 to £35.5 million in 2001.

The proportion of total gross win attributable to LBOs (including AWPs) decreased from 88.3% in 1999 to 82.9% in 2001.

Contribution (or gross profit) increased 33.1% from £274.3 million in 1999 to £365.0 million in 2001. Between 1999 and 2001, contribution attributable to LBOs (including AWPs) increased by 19.5%, the contribution attributable to telephone betting operations increased by 75.3%, and the contribution attributable to the online operations increased from £0.5 million in 1999 to £27.9 million in 2001.

Operating expenses excluding exceptional items increased by 26.5% from £203.8 million in 1999 to £257.9 million in 2001. These increases were due primarily to the continuing changes in the William Hill's business including the establishment and growth of online activities throughout the period, the establishment of an offshore telephone betting business during 2000, repatriation of significant activities to the UK in 2001,

increased costs due to increased opening hours and increased betting activity following the introduction of deduction free betting in the UK in October 2001.

Management has actively supported the growth of the business by (a) continuing the development and refurbishment of William Hill's LBO portfolio, (b) developing and promoting higher margin betting products, (c) actively managing its AWPs, (d) developing its telephone betting facilities, (e) developing its online betting facilities, (f) managing bookmaking risk and operating costs tightly, (g) promoting deregulation of the bookmaking industry and (h) offering increased betting opportunities.

OPERATING RESULTS

The following table, which contains financial information extracted from Part 6, sets forth the principal components of the WHH Group's loss/profit on ordinary activities after taxation for the periods indicated.

	52 weeks ended 28 December 1999 £m	52 weeks ended 26 December 2000 £m	53 weeks ended 1 January 2002 £m	First Quarter 2001 £m	First Quarter 2002 £m
Turnover	1,877.9	2,042.4	2,452.2	449.3	699.7
Cost of sales	(1,603.6)	(1,729.3)	(2,087.2)	(364.1)	(595.3)
Gross Profit	274.3	313.1	365.0	85.2	104.4
Net operating expenses					
Depreciation	(11.8)	(14.0)	(16.6)	(4.1)	(4.3)
Other	(192.0)	(220.1)	(241.3)	(56.3)	(62.7)
Exceptional	(1.2)	—	—	—	(1.0)
	(205.0)	(234.1)	(257.9)	(60.4)	(68.0)
Operating profit	69.3	79.0	107.1	24.8	36.4
Share of operating profit of associated undertaking	5.2	5.6	4.9	1.2	1.3
Amortisation of goodwill	(1.3)	—	—	—	—
	3.9	5.6	4.9	1.2	1.3
Operating profit after share of operating profit of associated undertaking	73.2	84.6	112.0	26.0	37.7
Impairment of goodwill in associated undertaking(1)	(24.0)	—	—	—	—
Profit on ordinary activities before interest	49.2	84.6	112.0	26.0	37.7
Income from fixed asset investments	—	0.2	—	—	—
Net interest payable and similar charges	(81.2)	(85.6)	(87.7)	(21.5)	(21.8)
Exceptional interest charges(2)	(28.8)	—	—	—	—
Other finance income	1.7	3.8	3.0	0.7	0.2
(Loss)/Profit on ordinary activities before taxation	(59.1)	3.0	27.3	5.2	16.1
Taxes on (loss)/profit on ordinary activities	2.9	(2.1)	(8.9)	(1.6)	(5.0)
(Loss)/Profit on ordinary activities after taxation	(56.2)	0.9	18.4	3.6	11.1

(1) *A provision of £24.0 million was made in 1999 in respect of the carrying value of the Group's investment in SIS.*

(2) *The exceptional interest charge of £28.8 million in 1999 reflects finance costs incurred and written off in relation to the refinancing that took place during the year, loan notes that were waived, hedging agreements that were terminated, and consents that were solicited and obtained from the holders of the Senior Subordinated Notes in relation to the change of control of the Group. No exceptional interest charges were incurred in 2000.*

	1999		2000		2001		First Quarter 2001		First Quarter 2002	
	Turnover by channel (£ million)	Percentage of turnover by channel (%)	Turnover by channel (£ million)	Percentage of turnover by channel (%)	Turnover by channel (£ million)	Percentage of turnover by channel (%)	Turnover by channel (£ million)	Percentage of turnover by channel (%)	Turnover by channel (£ million)	Percentage of turnover by channel (%)
Turnover by channel										
LBOs	1,461.3	77.8	1,463.1	71.6	1,693.2	69.0	319.2	71.0	495.2	70.8
AWPs(1)	26.0	1.4	27.2	1.3	28.4	1.2	6.3	1.4	7.0	1.0
Telephone betting(2)	283.1	15.1	340.0	16.7	419.5	17.1	63.0	14.0	103.7	14.8
Online(3)	10.0	0.5	133.4	6.5	273.7	11.2	47.0	10.5	88.7	12.7
Other(4)	97.5	5.2	78.7	3.9	37.4	1.5	13.8	3.1	5.1	0.7
Total	1,877.9	100.0	2,042.4	100.0	2,452.2	100.0	449.3	100.00	699.7	100.0

	1999		2000		2001		First Quarter 2001		First Quarter 2002	
	Gross win by channel (£ million)	Percentage of gross win by channel (%)	Gross win by channel (£ million)	Percentage of gross win by channel (%)	Gross win by channel (£ million)	Percentage of gross win by channel (%)	Gross win by channel (£ million)	Percentage of gross win by channel (%)	Gross win by channel (£ million)	Percentage of gross win by channel (%)
Gross win by channel										
LBOs	337.3	80.9	352.2	77.9	383.3	76.3	88.1	77.0	95.7	73.1
AWPs(1)	30.6	7.4	31.9	7.1	33.3	6.6	7.4	6.5	8.2	6.3
Telephone Betting(2)	44.1	10.6	47.7	10.5	48.0	9.6	11.2	9.8	13.2	10.1
Online(3)	0.6	0.1	16.5	3.6	35.5	7.1	7.2	6.3	13.4	10.2
Other(4)	4.2	1.0	4.0	0.9	2.5	0.4	0.5	0.4	0.5	0.3
Total	416.8	100.0	452.3	100.0	502.6	100.0	114.4	100.0	131.0	100.0
Other cost of sales	(142.5)		(139.2)		(137.6)		(29.2)		(26.6)	
Gross profit	274.3		313.1		365.0		85.2		104.4	

	1999	2000	2001	First Quarter 2001	First Quarter 2002
	Operating profit by channel (£ million)	Operating profit by channel (£ million)	Operating profit by channel (£ million)	Operating profit by channel (£ million)	Operating profit by channel (£ million)
Operating profit by channel					
LBOs and AWPs	72.1	82.2	93.2	22.8	30.6
Telephone Betting(2)	10.1	16.4	15.6	3.4	4.1
Online(3)	(2.9)	(7.7)	9.2	2.1	5.3
Other(4)	(0.5)	(1.3)	(0.7)	(1.0)	0.2
Central Costs(5)	(8.3)	(10.6)	(10.2)	(2.5)	(2.8)
Total operating profit before exceptional items	70.5	79.0	107.1	24.8	37.4
Exceptional items	(1.2)	—	—	—	(1.0)
Operating profit(6)	69.3	79.0	107.1	24.8	36.4

(1) *Turnover is stated as cash winnings less VAT. Gross win is stated as cash winnings including VAT.*

(2) *Includes UK telephone betting and offshore telephone betting which commenced on 26 January 2000 and which was repatriated to the UK on 6 October 2001.*

(3) *Includes income and expenditure from the UK online Sportsbook site which commenced trading on 20 August 1999, the international online Sportsbook site located in the Isle of Man until 29 May 2000 and Antigua until 6 October 2001 at which time it was repatriated to the UK and the internet casino which commenced trading on 12 January 2000 in Antigua, and which was relocated to the Netherlands Antilles in December 2001. Turnover in respect of the online casino operation is the cash winnings.*

(4) *Principally including on track betting, Group Promotions, international telephone betting that operated from the Isle of Man and index betting. The international telephone betting operation was closed in February 2001 and the index business was sold in May 2001.*

(5) *Costs relate to the corporate head office and support functions to the extent not allocated to divisions. This includes profits and losses on the disposal of assets.*

(6) *Operating profit is stated prior to share of profit of associated undertaking, SIS, and amortisation or impairment of goodwill in SIS.*

FIRST QUARTER 2002 COMPARED TO FIRST QUARTER 2001

Turnover

The Group's turnover consists principally of betting stakes placed by customers in LBOs, via the Group's telephone betting and online betting operations, as well as cash winnings in respect of the online casino and cash winnings on the Group's AWPs net of VAT. The Group's turnover increased by 55.7% from £449.3 million in the first quarter of 2001 to £699.7 million in the first quarter of 2002. This increase was primarily due to increases in turnover in all the Group's continuing activities. In the same period, the Group's gross win increased 14.5% from £114.4 million in the first quarter of 2001 to £131.0 million in the first quarter of 2002, and contribution increased 22.5% from £85.2 million in first quarter of 2001 to £104.4 million in the first quarter of 2002. For a detailed discussion of certain factors affecting turnover, gross win and contribution, as well as a discussion of the relationship between such financial measures, see "Factors affecting results of operations" in this Part 5.

Turnover attributable to the Group's LBOs consists of stakes placed by customers in LBOs, but excluding turnover derived from the Group's AWPs, which are reported separately. LBO turnover increased 55.1% from £319.2 million in the first quarter of 2001 to £495.2 million in the first quarter of 2002. In the same period, the Group's gross win attributable to LBOs increased by 8.6% and contribution increased by 21.1%.

Turnover attributable to the Group's AWPs consist of cash winnings from customers less VAT. Turnover attributable to the Group's AWPs increased by 11.1% from £6.3 million in first quarter of 2001 to £7.0 million in the first quarter of 2002. In the same period the Group's gross win attributable to AWPs increased 10.8% and contribution increased 12.1%.

Turnover attributable to the Group's telephone betting operations consists of bets placed by customers via the Group's telephone betting operations in the UK and prior to 6 October 2001 through its offshore telephone betting operation in Antigua (which commenced operating on 26 January 2000 and was repatriated to the UK on 6 October 2001). Telephone betting turnover increased 64.6% from £63.0 million in the first quarter of 2001 to £103.7 million in the first quarter of 2002. In the same period the Group's gross win attributable to telephone betting operations increased 17.9% and contribution increased 6.2%.

The Group's online betting operations in the first quarter of 2002 comprised an online Sportsbook in the UK and an online casino in the Netherlands Antilles. Turnover has increased 88.7% from £47.0 million in the first quarter of 2001 to £88.7 million in the first quarter of 2002. In the same period gross win has increased 86.1% and contribution increased 71.7%.

Cost of sales

Cost of sales consists principally of customer winnings, betting duty, horse and dog racing levies and licence fees. Cost of sales increased from £364.1 million in the first quarter of 2001 (representing 81.0% of the Group's turnover in that quarter) to £595.3 million in the first quarter of 2002 (representing 85.1% of the Group's revenue in that quarter).

Operating expenses

Operating expenses consist of direct costs incurred in running the Group's businesses and include (a) staff costs, (b) property expenses, (c) amortisation and depreciation, (d) costs associated with SIS and (e) other costs, including general administrative and advertising expenses. The Group's operating expenses before exceptional items increased 10.9% from £60.4 million in the first quarter of 2001 to £67.0 million in the first quarter of 2002. The net increase in operating expenses was due to increases in staff costs, property expenses, amortisation and depreciation, satellite information systems costs and in general administrative expenses.

Staff costs are comprised primarily of employee wage and salaries, non-wage benefits and National Insurance contributions. Staff costs increased 17.4% from the first quarter of 2001 to the first quarter of 2002. The increase primarily reflects the increased salaries following the Group's annual pay review, increased headcount as a result of increased betting activity following the introduction of gross profits tax and increased Sunday opening, an increase in pensions and other staff costs and an increased charge for the annual bonus scheme.

Property expenses comprise rent, property tax, utility charges and insurance premiums with respect to the Group's LBO portfolio and its operating and administrative facilities. Property expenses increased 9.6% from the first quarter of 2001 to the first quarter of 2002. This increase is largely due to increases in rent, rates, repair and dilapidations and utility costs.

Amortisation and depreciation costs comprise amortisation of the Group's leasehold properties and depreciation of the Group's fixtures and fittings, equipment and other property. Amortisation and depreciation costs increased 4.9% from the first quarter of 2001 to the first quarter of 2002. The increase primarily reflects increases in depreciation of equipment and fixtures and fittings offset by decreases in depreciation of computer equipment, the latter being partly due to the avoidance of costs incurred in the first quarter of 2001 arising in advance of the repatriation of the Group's offshore activities to the UK prior to the introduction of gross profit tax.

Costs incurred in respect of the Group's satellite information systems comprise fees and other usage charges associated with the delivery of trading information to the Group's LBOs. Satellite information system costs increased 9.7% from the first quarter of 2001 to the first quarter of 2002 mainly due to the increased costs of services for non UK racing Sundays.

Other costs, including general administrative and advertising expenses, increased by 1.3% from the first quarter of 2001 to the first quarter of 2002. Savings in costs incurred in the first quarter of 2001 in respect of repatriating offshore operations to the UK were offset by increases in other costs.

Income from associated undertakings

The Group's investment in SIS has been accounted for as an associated company in both periods. SIS profits in the future are not expected to continue at levels achieved in the past due to changes in arrangements with the horseracing industry as described in "Database and related rights" in Part 3.

Interest

Interest comprises the interest expense incurred on the Group's borrowings under its bank loans, its Senior Subordinated Notes and Deep Discount Bonds together with the appropriate amortisation of the finance fees incurred in arranging these sources of debt finance. It also includes interest receivable on cash balances and the Group's share of the net interest payable or receivable in its associated undertaking.

For the purposes of this analysis all interest is deemed to be cash interest other than the unwinding of the discount on the Deep Discount Bonds, the amortisation of finance fees which have been prepaid and the Group's share of its associate's net interest, which are deemed to be non-cash interest. In the first quarter of 2001 and the first quarter of 2002, the Group incurred interest of £21.5 million and £21.8 million, respectively. This includes interest payable in cash of £9.1 million and £7.8 million, respectively, and non-cash interest of £12.4 million and £14.0 million, respectively.

Other finance income

In the first quarter 2001 and the first quarter 2002 £0.7 million and £0.2 million, respectively, of other finance income has been included in the Group's results. This represents the expected return on pension scheme assets less the increase in the period in the present value of pension scheme liabilities arising from the passage of time.

2001 (53 WEEKS) COMPARED TO 2000 (52 WEEKS)

Turnover increased 20.1% from £2,042.4 million in 2000 to £2,452.2 million in 2001. This increase was influenced by increased turnover from its LBOs, its telephone betting and its online operations, offset by a reduction in other turnover. In the same period, gross win increased 11.1% from £452.3 million in 2000 to £502.6 million in 2001. This represents increases in its LBOs, its telephone betting operations and its online operations offset by a reduction in other gross win. Contribution increased 16.6% from £313.1 million in 2000 to £365.0 million in 2001. For a detailed description of certain factors affecting turnover, gross win and contribution as well as a discussion of the relationship between such financial measures, see "Factors affecting results of operations" in this Part 5.

LBO turnover increased 15.7% from £1,463.1 million in 2000 to £1,693.2 million in 2001. The increase in turnover is largely attributable to the impact of the removal of customer deductions since the introduction of gross profit tax during the fourth quarter of 2001. In 2001, gross win attributable to LBOs increased 8.8% and contribution increased by 13.6%.

Turnover attributable to AWPs increased by 4.4% from £27.2 million in 2000 to £28.4 million in 2001. In the same period, gross win attributable to AWPs increased 4.4% and contribution increased 4.3%.

Telephone betting turnover increased 23.4% from £340.0 million in 2000 to £419.5 million in 2001 with all business after 6 October 2001 being taken in the UK. In the same period, the gross win attributable to telephone betting operations increased by 0.6% and contribution by 10.1% which reflects the higher turnover, the underlying margins and the different rates of deduction applied by the UK and offshore betting operations and the duty liabilities of each.

The Group's online operations, consisting of the online Sportsbook and Casino operations, have shown significant increases in turnover and contribution. Turnover increased from £133.4 million in 2000 to £273.7 million in 2001 as a result of a significant increase in the number of active customers during the period. In the same period, gross win attributable to online operations increased by 115.2% and the contribution increased by 144.7%.

Cost of sales

Cost of sales increased 20.7% from £1,729.3 million in 2000 (representing 84.7% of the Group's turnover in that period) to £2,087.2 million in 2001 (representing 85.1% of the Group's turnover in that period).

Operating expenses

Operating expenses increased 10.2% from £234.1 million in 2000 to £257.9 million in 2001. The net increase in operating expenses was primarily due to increases in staff costs, property expenses, SIS costs, amortisation and depreciation and general administrative expenses.

Staff costs increased 13.7%. The increase primarily reflects the increased salaries following the Group's annual pay review, increased headcount as a result of increased betting activity following the introduction of gross profit tax and increased Sunday openings, an increase in other staff costs and an increased charge for the annual bonus scheme.

Property expenses increased 6.8% primarily due to increases in rent, rates, repairs and dilapidations and utility costs.

Amortisation and depreciation costs increased 18.6%. Increases were recorded in all categories of fixed assets. In 2001 the amortisation charge included £2.0 million of accelerated depreciation in relation to certain assets in advance of the repatriation of the Group's offshore activities to the UK in connection with the introduction of gross profit tax in the UK.

Satellite Information Systems' costs increased by 11.9% mainly due to the increased cost of services for non-UK racing Sundays.

Other costs including general administrative and advertising expenses increased 2.9%. The increase primarily reflects the non-recurring costs of repatriating offshore operations to the UK offset against the avoidance of one off costs incurred in 2000 in establishing offshore telephone and online operations and a profit on the disposal of the spread betting business.

Income from associated undertakings

The Group's investment in SIS has been accounted for as an associated company in both years.

Investment income

In 2001, no investment income was received by the Group compared to £0.2 million in 2000.

Interest

In 2001 and 2000, the Group incurred net interest expense of £87.7 million and £85.6 million, respectively. This includes cash interest of £34.6 million and £38.6 million respectively, and non-cash interest of £53.1 million and £47.0 million respectively. The reduction in cash interest is due to a reduction in interest on senior bank borrowings arising from lower outstanding principal and lower interest rates and an increase in interest receivable on cash held on deposit due to strong cash generation.

Other finance income

In 2001 and 2000 £3.0 million and £3.8 million, respectively, of other finance income respectively has been included in the Group's results. This represents the expected return on pension scheme assets less the increase in the period in the present value of pension scheme liabilities arising from the passage of time.

2000 (52 WEEKS) COMPARED TO 1999 (52 WEEKS)

Turnover

Turnover increased 8.8% from £1,877.9 million in 1999 to £2,042.4 million in 2000. This increase was influenced by increased revenue from its LBOs, its telephone betting and its online operations, offset by a reduction in other turnover. In the same period, gross win increased 8.5% from £416.8 million in 1999 to £452.3 million in 2000. This represents increases in its LBOs, its telephone betting operations and its online operations, offset by a reduction in other gross win. Changes to long standing regulations and working practices affecting the on-course market in late 1998 indirectly reduced margins on horse racing bets in 1999 due to increased competition in the on-course market. In early 2000, the Starting Price Executive, the body responsible for the collection of starting prices on racecourses, redefined the criteria under which starting prices were collected to make the process of collection more formal and transparent. Independent consultants were then appointed to conduct a review of the new mode of operation and recommended minor changes which became effective on 30 October 2000. The position continues to be monitored. Contribution increased 14.1% from £274.3 million in 1999 to £313.1 million in 2000. For a detailed description of certain factors affecting turnover, gross win and contribution, as well as a discussion of the relationship between such financial measures, see "Factors affecting results of operations" in this Part 5.

Results were generally more favourable to bookmakers in 2000 than in 1999, although the results of some events during 2000 including the European Football Championships, the Derby and Royal Ascot fell below expectations.

LBO turnover increased 0.1% from £1,461.3 million in 1999 to £1,463.1 million in 2000. The small increase in turnover was partly attributable to the relatively higher gross win percentage achieved. In the same period, gross win attributable to LBOs increased 4.4% and contribution increased by 6.2%.

Turnover attributable to AWPs increased by 4.6% from £26.0 million in 1999 to £27.2 million in 2000 due to an increased density of AWPs. In the same period, gross win attributable to AWPs increased 4.2%.

Turnover from telephone betting operations increased 20.1% from £283.1 million in 1999 to £340.0 million in 2000. There was a reduction in turnover from the UK operations, compensated for by the revenues from the Antigua operation which commenced in January 2000. In the same period, gross win attributable to telephone betting operations increased by 8.2%, and contribution increased by 59.2%, which reflects the higher turnover, the underlying margins and the different rates of deduction applied by the UK and offshore betting operations and the duty liabilities of each.

The Group's online operations showed a significant increase in turnover, gross win and contribution although due to the costs of establishing these businesses a loss was incurred for the year. Turnover increased from £10.0 million in 1999 to £133.4 million in 2000. In the same period, gross win attributable to online operations increased from £0.6 million to £16.5 million and contribution also increased substantially.

Cost of sales

Cost of sales increased 7.8% from £1,603.6 million in 1999 (representing 85.4% of the Group's turnover in that period) to £1,729.3 million in 2000 (representing 84.7% of the Group's turnover in that period).

Operating expenses

Operating expenses excluding exceptional items increased 14.9% from £203.8 million in 1999 to £234.1 million in 2000. The net increase in operating expenses was primarily due to increases in staff costs, property expenses, satellite information systems costs, amortisation, depreciation and in general administrative expenses, including those relating to the establishment and ongoing development of the offshore telephone and online businesses.

Staff costs increased 10.4% from 1999 to 2000. The increase primarily reflects the increased salaries following the Group's annual pay review, increased costs of the telephone betting and online operations, an increase in other staff costs and a charge for the annual bonus scheme.

Property expenses increased 2.5% primarily due to increases in rent, rates and insurance costs partly offset by a reduction in utility charges, premises repair and dilapidation costs.

Amortisation and depreciation costs increased 18.6%. Increases were recorded in all categories, the most significant of which was in equipment depreciation including computer equipment.

Satellite Information Systems, costs increased by 1.6% due to the increased number of LBOs operated and an increase in the cost for the supply of services.

Other costs excluding exceptional expenses but including general administrative and advertising expenses, increased 40.0%. The increase reflects costs related to offshore telephone and online operations, a reduction in non-trading profit and an increase in free bet costs.

Income from associated undertakings

The Group's investment in SIS has been accounted for as an associated company in both years.

Impairment of goodwill in associated undertaking

A provision of £24.0 million was made in 1999 in respect of the carrying value of the Group's investment in SIS.

Exceptional items

The exceptional charge in 1999 of £1.2 million reflects costs incurred on the cancelled flotation in that year.

Investment income

In 2000 investment income of £0.2 million (1999: £nil) was received by the Group.

Interest

In 2000 and 1999, the Group incurred net interest expense before exceptional interest of £85.6 million and £81.2 million, respectively. This includes cash interest of £38.6 million and £43.6 million respectively, and non-cash interest of £47.0 million and £37.6 million respectively. The reduction in cash interest in 2000 is due to a reduction in interest on senior bank borrowings, the incurrence in 1999 of £2.2 million interest charge on the purchase consideration for the acquisition of the WHL Group in that year, and increasing cash generation resulting in an increase in interest receivable on cash held on deposit. The increase in non-cash interest in 2000 is primarily due to a full year's accrual of the unwinding of the discount on the Deep Discount Bonds compared to approximately nine months in 1999 together with £4.4 million of CULS interest charged in the first quarter 1999. The CULS were waived and/or repaid in first quarter 1999.

Exceptional interest

The exceptional interest charge of £28.8 million in 1999 reflects finance costs incurred and written off in relation to the refinancing that took place during the year, loan notes that were waived, hedging agreements that were terminated, and consents that were solicited and obtained from the holders of the Senior Subordinated Notes in relation to the change of control of the Group. No exceptional interest charges were incurred in 2000.

Other finance income

In 2000 and 1999 £3.8 million and £1.7 million, respectively, of other finance income was included in the Group's results. This represents, in respect of the Group's defined benefit pension scheme, the expected return on pension scheme assets less the increase in the period in the present value of pension scheme liabilities arising from the passage of time.

LIQUIDITY AND CAPITAL RESOURCES

The Group's principal source of liquidity is cash generated from its operations. The Group's net cash flow from operating activities totalled £84.9 million, £101.1 million and £133.2 million in 1999, 2000 and 2001 financial years, respectively. Such cash flow was used to fund net capital expenditures (£15.3 million, £20.2 million and £28.0 million in 1999, 2000 and 2001, respectively) and to pay interest and other finance costs in relation to indebtedness (£73.1 million, £26.0 million and £47.1 million in 1999, 2000 and 2001, respectively). The remaining cash was used primarily for servicing the Group's indebtedness, including repayment of £8.0 million, £9.0 million and £37.4 million of senior debt in 1999, 2000 and 2001, respectively.

Capital expenditures primarily consist of the development and refurbishment of the Group's LBOs, the capital costs of developing its telephone and online betting operations and investment in system upgrades. In addition,

in 2001 £8.1 million was spent on acquiring shares in WHH through the Employee Benefit Trust and net proceeds of £1.0 million were received from the disposal of the Group's spread betting business.

In 1999, £295.1 million, net of £32.4 million of cash acquired on acquisition was expended on the acquisition of the WHL Group and £2.6 million, net of £0.7 million of cash acquired, was used to purchase Brooke Bookmakers Limited.

At 1 January 2002, the Group's total indebtedness was £913.0 million (£896.9 million net of finance fees). This comprised £295.6 million of senior debt, £150.0 million of Senior Subordinated Notes and £467.4 million of Deep Discount Bonds. This compared to £899.9 million (£881.4 million net of finance fees) at 26 December 2000. At 2 April 2002, the Group's total indebtedness was £926.4 million (£911.0 million net of finance fees).

The Group's shareholders' deficit as of 1 January 2002 was £40.7 million compared to £39.2 million at 26 December 2000 due to retained profit for the year of £18.4 million together with a £0.1 million loss on foreign currency net investments, £28.8 million of actuarial losses recognised in the pension scheme and £9.0 million of deferred tax thereon. At 2 April 2002, the Group's shareholders' deficit was £29.8 million.

The Group's cash interest expense for 2001 was £34.6 million compared to £38.6 million for 2000 and £43.6 million for 1999. In 1999, £28.8 million in fees were expensed in connection with the refinancing of the Group, terminating the interest rate swap taken out in 1997 with Nomura and obtaining a consent from the Senior Subordinated Note holders in relation to a change of control of the Group. The Group also incurred non-cash interest expense of £53.1 million, £47.0 million and £37.6 million in 2001, 2000 and 1999, respectively, in relation to the accrued discount on the Deep Discount Bonds (and in 1999 only, the CULS), the amortisation of financing fees and the Group's share of its associate's net interest expense.

Principal and interest payments under certain senior debt facilities relating to the 1997 Acquisition (as subsequently amended) (the "Senior Debt Facilities"), a revolving facility relating to the 1997 Acquisition (the "Revolving Facility") and the Senior Subordinated Notes represented significant liquidity requirements for the Group during the periods under review. The Group is required to make principal payments totalling £500 million (consisting of £350 million pursuant to certain term loan facilities relating to the 1997 Acquisition (the "Term Loan Facilities") and £150 million pursuant to the Senior Subordinated Notes) over the term of the Senior Subordinated Notes in addition to interest payments and repayments of amounts drawn down under the Revolving Facility. Since 21 July 1998, the Revolving Facility has been fully paid down.

On 14 May 1998, William Hill Finance PLC issued the Senior Subordinated Notes. After deduction of underwriting discounts and legal, printing and accounting fees, William Hill Finance PLC received total net proceeds of approximately £146 million which was used to pay a portion of an interim facility (the "Nomura Interim Facility"). The balance of the principal of the Nomura Interim Facility was repaid from the Group's internally generated funds.

On 13 May 2002, the Company announced a tender offer and consent solicitation, conditional on Admission, among other things, for the purchase of the Senior Subordinated Notes at a price based upon a spread of 50 basis points over the yield to maturity on the UK Gilt 8% due June 2003. In the event that all the holders of the Senior Subordinated Notes accept the tender offer, and assuming total consideration plus accrued interest of £1,113.04 per £1,000 principal amount of tendered notes, the aggregate payment to be made by William Hill will be approximately £167 million.

The primary purpose of the tender offer and consent solicitation is to remove the restrictive covenants contained in the Senior Subordinated Notes and Indenture. Pursuant to the terms of the Indenture, amendment of the Indenture requires the consent of holders representing 75% or more of the outstanding aggregate principal amount of the Senior Subordinated Notes. Amendment of the Indenture is desirable as it currently restricts, among other things, the ability of certain Group companies to incur additional indebtedness, to make certain restricted payments (including, under certain circumstances, the payment of dividends) or to merge or consolidate with another entity.

The Group intends to enter into a new bank debt facility of £660 million split into an amortising tranche of £210 million repayable in instalments over the period to 31 December 2006 and a revolving credit facility of £450 million repayable five years from the date of signing of the facility agreement. Amounts drawn down under these facilities and proceeds from the equity issue will be used to repay the Group's existing indebtedness.

SUMMARY OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

The consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. These differences relate principally to the following items and affect net income and shareholders' equity. While this is not a comprehensive summary of all differences between UK GAAP and US GAAP, other differences are considered unlikely to have a significant effect on the consolidated net income and shareholders' equity.

Goodwill and betting licences

Under UK GAAP, intangible assets are not amortised but the carrying values of these assets are reviewed annually to determine whether there has been any impairment in value, by reviewing current and estimated future cash flows on a discounted basis.

Under US GAAP, betting licences are treated as intangible assets. The goodwill arising on the acquisition of WHL in 1999 and the betting licence intangible asset, until 1 January 2002, were required to be amortised over the period of their estimated lives, to a maximum of 40 years.

Amortisation of goodwill and betting licence intangible assets under US GAAP for the financial year 2001 amounted to £15.4 million.

Deferred taxation

Under UK GAAP, deferred taxes liabilities are recognised in full subject to certain exceptions and deferred tax assets are recognised to the extent that they are likely to be recoverable. Under US GAAP, deferred taxes are accounted for on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. Deferred tax also arises in relation to the tax effect of other US GAAP adjustments.

Pensions

Under UK GAAP, pension costs are accounted for under the rules set out in FRS 17. The objectives and principles of FRS 17 are broadly in line with those set out in the US accounting standard for pensions, SFAS 87, Employers' Accounting for Pensions. However the methods and assumptions used to calculate the cost for the period and balance sheet position under UK GAAP and US GAAP may differ, and certain events are required to be accounted for differently.

Under US GAAP, plan assets are valued at market values at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on inflation linked bonds.

Exceptional items

Included within administrative expenses in 1999 there were £1.2 million of exceptional costs under UK GAAP (see note 3). These items are treated as part of ordinary income under US GAAP.

In 1999 there were £28.8 million of exceptional interest costs under UK GAAP. Under US GAAP £9.0 million of these costs would be classified as extraordinary items due to the early extinguishment of debt and the remainder would be included in interest expense.

Cash flow information

Cash flows under UK GAAP differ in certain presentational respects from the format required under SFAS 95, "Statement of Cash Flows". Under UK GAAP, cash paid or received for interest and income taxes are presented separately from operating activities and dividends paid are presented separately from financing activities. Under SFAS 95, cash flows from operating activities are based on net income, which includes interest and income taxes. Under SFAS 95, dividends paid would be included within financing activities.

Fair value of financial instruments

The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998 and, as amended by SFAS 138, is effective for the financial year beginning 27 December 2000. The standard requires all derivative instruments to be valued at fair value in the balance sheet. Changes in fair value are accounted for through the profit and loss account or comprehensive income statement depending on a derivative's designation and its effectiveness as a hedging instrument. Under UK GAAP

derivative instruments are recorded at appropriate historical cost amounts, with fair values shown as a disclosure item.

The estimated fair value of financial instruments has been determined by using available market information. The estimates are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The following methods and assumptions were used to estimate the fair value for each class of financial instruments.

Cash and cash equivalents. The carrying amount approximates fair value because of the short-term maturity of these assets.

Accounts payable. The carrying amount approximates fair value because of the short-term maturity of these liabilities.

Long-term borrowings. The fair value of the Group's long-term borrowings is based on quoted market prices, or on the discounted cash flow of the respective debt, using current rates and remaining maturities.

Interest rate swap and collar agreements. The fair value of the Group's interest rate swap and collar agreements is the estimated amount that the Group would receive or pay upon termination of the agreements, based on estimates obtained from the counter parties. These agreements are not held for trading purposes, but rather to hedge interest rate risk.

Part 6 – Accountants' Reports

The following is the full text of the Accountants' Report prepared by Deloitte & Touche, the reporting accountants, in respect of William Hill Holdings Limited:

"**Deloitte & Touche**

Deloitte & Touche
Hill House
1 Little New Street
London EC4A 4TR

The Directors
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB

Salomon Brothers U.K. Equity Limited
Citigroup Centre
33 Canada Square
London E14 5LB

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

29 May 2002

Dear Sirs

WILLIAM HILL HOLDINGS LIMITED ("WHH") AND ITS SUBSIDIARIES (the "WHH Group")

We report on the financial information set out below. This financial information has been prepared for inclusion in the prospectus of William Hill PLC (the "Company") dated 29 May 2002 (the "Prospectus") relating to the offering of Shares (the "Offer") and the admission of the entire issued ordinary share capital of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

BASIS OF PREPARATION

The financial information for the WHH Group has been compiled to reflect the WHH Group as currently constituted as if the WHH Group had been in existence for the whole period reported on.

WHH was formed on 24 December 1998 to effect the acquisition of Will Hill Limited (formerly William Hill Limited) ("WHL") on 29 March 1999. In order to effect the acquisition, two other companies, William Hill Investments Limited and Baseflame Limited were also incorporated on 25 February 1999 and 26 February 1999, respectively. These companies did not trade in the period from incorporation to the acquisition of WHL.

The financial information for the 52 weeks ended 28 December 1999 is based on the audited consolidated financial statements of WHH's wholly-owned subsidiary, WHL, for the 52 weeks then ended, and the audited financial statements of WHH, Baseflame Limited and William Hill Investments Limited from incorporation to 28 December 1999.

The financial information for the 53 weeks ended 1 January 2002, the 52 weeks to 26 December 2000, the 13 weeks ended 2 April 2002 and the 13 weeks ended 27 March 2001 is based on the audited consolidated financial statements of the WHH Group.

The financial information includes interest charges and taxation for the three years ended 1 January 2002, the 13 weeks ended 27 March 2001 and the 13 weeks ended 2 April 2002, which reflect the capital and debt structure of the WHH Group, and accordingly are not representative of the interest and taxation charges and financing cash flows of the Group that will exist or be incurred following the admission of the Company's ordinary share capital to the Official List of the UK Listing Authority.

The financial information has been prepared after making such adjustments as we considered necessary. This financial information does not constitute statutory financial statements of the WHH Group.

RESPONSIBILITY

The underlying financial statements are the responsibility of the Directors of WHH, WHL, Baseflame Limited and William Hill Investments Limited who approved their issue.

The Directors of the Company are responsible for the contents of the Prospectus in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions outside the UK and accordingly should not be relied upon as if it had been carried out in accordance with such standards and practices.

OPINION

In our opinion, the financial information set out below gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the WHH Group as at the dates stated and of its profits and losses, recognised gains or losses and cash flows for the periods then ended.

Consolidated Profit and Loss Accounts

	Note	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
TURNOVER	2	1,877,916	2,042,394	2,452,194	449,327	699,670
Cost of sales		(1,603,578)	(1,729,318)	(2,087,158)	(364,139)	(595,297)
GROSS PROFIT	2	274,338	313,076	365,036	85,188	104,373
Exceptional operating expenses	2	(1,207)	—	—	—	(1,000)
Other net operating expenses	3	(203,816)	(234,127)	(257,913)	(60,414)	(66,970)
OPERATING PROFIT	2,3	69,315	78,949	107,123	24,774	36,403
Share of operating profit in associated undertaking	6	3,875	5,603	4,910	1,235	1,261
Impairment of goodwill in associated undertaking	14	(23,997)	—	—	—	—
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST	3	49,193	84,552	112,033	26,009	37,664
Income from fixed asset investments		—	187	—	—	—
Net interest payable and similar charges	7	(81,169)	(85,540)	(87,732)	(21,500)	(21,748)
Exceptional interest payable and similar charges	8	(28,768)	—	—	—	—
Total net interest payable and similar charges		(109,937)	(85,540)	(87,732)	(21,500)	(21,748)
Other finance income	9	1,700	3,800	3,000	750	175
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		(59,044)	2,999	27,301	5,259	16,091
Tax on (loss)/profit on ordinary activities	10	2,850	(2,105)	(8,893)	(1,637)	(4,980)
(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	22	(56,194)	894	18,408	3,622	11,111
Basic and diluted (loss)/earnings per ordinary share (pence)	11	(21.28)	0.34	6.97	1.37	4.21

The turnover and operating profit in each of the financial periods are derived from the WHH Group's continuing activities.

Statements of Total Recognised Gains and Losses

	Note	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
(Loss)/profit for the financial period		(56,194)	894	18,408	3,622	11,111
Currency translation differences on foreign currency net investments		—	138	(71)	45	32
Actuarial gain/(loss) recognised in the pension scheme	31	31,300	(10,900)	(28,800)	(6,600)	(800)
Deferred tax arising thereon	10	(8,608)	3,361	8,967	2,066	542
Total recognised gains and losses relating to the period		(33,502)	(6,507)	(1,496)	(867)	10,885

A note of historical cost profits and losses is not presented as there are no differences between the amounts reported in the profit and loss accounts above and their historical cost equivalents.

Consolidated Balance Sheets

	Note	As at 28 December 1999 £'000	As at 26 December 2000 £'000	As at 1 January 2002 £'000	As at 27 March 2001 £'000	As at 2 April 2002 £'000
FIXED ASSETS						
Intangible assets	12	701,787	701,749	702,807	701,749	702,807
Tangible assets	13	82,656	86,697	90,759	86,401	91,603
Investments	14	—	—	10,493	—	11,311
		784,443	788,446	804,059	788,150	805,721
CURRENT ASSETS						
Stocks	15	330	287	299	247	260
Debtors: amounts recoverable within one year	16	10,495	14,958	11,016	12,379	13,510
Debtors: amounts recoverable after one year	16	6,646	4,891	3,601	4,569	3,721
Cash at bank and in hand		38,428	84,807	104,822	96,136	143,041
		55,899	104,943	119,738	113,331	160,532
CREDITORS: amounts falling due within one year	17	(57,875)	(90,359)	(111,107)	(97,540)	(127,471)
NET CURRENT (LIABILITIES)/ASSETS		(1,976)	14,584	8,631	15,791	33,061
TOTAL ASSETS LESS CURRENT LIABILITIES		782,467	803,030	812,690	803,941	838,782
CREDITORS: amounts falling due after more than one year	18	(836,846)	(859,950)	(851,209)	(857,828)	(865,148)
Share of net liabilities of associate	14	(4,902)	(1,026)	—	(105)	—
NET LIABILITIES EXCLUDING PENSION ASSET/(LIABILITY)		(59,281)	(57,946)	(38,519)	(53,992)	(26,366)
Pension asset/(liability)	31	26,596	18,754	(2,169)	13,933	(3,437)
NET LIABILITIES INCLUDING PENSION ASSET/ (LIABILITY)		(32,685)	(39,192)	(40,688)	(40,059)	(29,803)
CAPITAL AND RESERVES						
Called up share capital	21, 22	110	110	110	110	110
Share premium account	22	990	990	990	990	990
Profit and loss account	22, 23	(33,785)	(40,292)	(41,788)	(41,159)	(30,903)
TOTAL SHAREHOLDERS' DEFICIT	22	(32,685)	(39,192)	(40,688)	(40,059)	(29,803)
Attributable to equity shareholders		(33,685)	(40,192)	(41,688)	(41,059)	(30,803)
Attributable to non-equity shareholders		1,000	1,000	1,000	1,000	1,000
		(32,685)	(39,192)	(40,688)	(40,059)	(29,803)

Consolidated Cash Flow Statements

	Note	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	24	84,939	101,063	133,190	33,374	46,643
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE						
Interest received		1,603	2,964	4,524	994	867
Interest paid		(46,170)	(29,119)	(51,609)	(13,061)	(494)
Exceptional interest and other finance costs paid		(28,556)	—	—	—	—
Dividends from fixed asset investments		—	187	—	—	—
		(73,123)	(25,968)	(47,085)	(12,067)	373
TAXATION		—	469	(682)	1,273	(2,569)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT						
Purchase of fixed assets		(16,341)	(20,665)	(21,171)	(4,258)	(6,458)
Purchase of unlisted investments		—	—	(8,051)	—	—
Sale of fixed assets		1,088	480	226	7	230
Sales of business operation		—	—	1,007	—	—
		(15,253)	(20,185)	(27,989)	(4,251)	(6,228)
ACQUISITIONS						
Purchase of subsidiary undertakings	27	(330,801)	—	—	—	—
Cash acquired with subsidiary undertakings	27	33,123	—	—	—	—
Elimination of pre-acquisition cashflow	24	3,532	—	—	—	—
		(294,146)	—	—	—	—
NET CASH (OUTFLOW)/ INFLOW BEFORE FINANCING		(297,583)	55,379	57,434	18,329	38,219
FINANCING						
Issue of share capital		1,100	—	—	—	—
New borrowings		342,911	—	—	—	—
Loan facilities repaid		(8,000)	(9,000)	(37,419)	(7,000)	—
NET CASH INFLOW/ (OUTFLOW) FROM FINANCING		336,011	(9,000)	(37,419)	(7,000)	—
INCREASE IN CASH	26	38,428	46,379	20,015	11,329	38,219

Notes to the Financial Information

1. ACCOUNTING POLICIES

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with accounting standards applicable in the United Kingdom. The particular accounting policies, which have been consistently applied for all periods covered by this report, are set out below.

The financial information has been prepared on the basis that WHH will continue as a going concern. WHH has in place a long-term financing structure together with working capital facilities, which the Directors believe are sufficient to meet its requirements for the foreseeable future.

Basis of consolidation and combination

The consolidated financial information includes the audited accounts of WHH and all its subsidiaries.

The profit and loss account for the 52 weeks ended 28 December 1999 is a combination of the following profit and loss accounts:

- WHL (consolidated) for the 52 weeks ended 28 December 1999;
- WHH Limited for the period from incorporation (24 December 1998) to 28 December 1999;
- William Hill Investments Limited for the period from incorporation (25 February 1999) to 28 December 1999; and
- Baseflame Limited for the period from incorporation (26 February 1999) to 28 December 1999.

Intercompany transactions have been eliminated in this combination.

The balance sheet as at 28 December 1999 represents the consolidated balance sheet of WHH Limited.

All financial information contained within this report reflects the implementation of Financial Reporting Standard ("FRS") 17 'Retirement Benefits' and FRS 19 'Deferred Tax'.

Acquisitions

On the acquisition of a company the excess of purchase consideration over the fair value of tangible fixed assets, other assets and liabilities acquired represents an intangible asset comprising licence value, goodwill and brand value which is capitalised.

On the acquisition of LBOs the excess of purchase consideration over the fair value of tangible fixed assets, other assets and liabilities acquired is capitalised as an intangible fixed asset.

Intangible fixed assets

Intangible fixed assets represent licence value, goodwill and brand value. It is not considered appropriate to show these components as separate asset categories.

The Companies Act requires goodwill to be amortised over a finite period. The Directors consider that the Company's intangible assets have an indefinite life, due to their long-term nature. Consequently, the Directors consider that to amortise the asset would not provide a true and fair view, and so the financial statements depart from this specific requirement of the Companies Act. If this departure from the Companies Act had not been made the profit for the financial year would have been reduced by amortisation. The amount of this amortisation cannot be quantified because of the indefinite life of these assets.

The non-amortisation of the intangible assets means that they are subject to annual impairment testing in accordance with FRS 10 and 11.

Tangible fixed assets

Tangible assets comprise the assets which can be physically replaced and are stated in the consolidated balance sheet at fair value, less provision, if any, for impairment in value together with additions at cost, less cumulative depreciation.

The values incorporated for LBOs include the value of fixtures and fittings and the property, all of which are considered to be an integral part of the valuation.

Depreciation on properties has been provided on the element of the property that requires replacement. These assets together with other tangible fixed assets are depreciated over their estimated useful lives on a straight line basis as follows:

Long leasehold properties	– 65 years
Short leasehold properties	– over the unexpired period of the lease
Fixtures, fittings, equipment and motor vehicles	– at variable rates between 3 and 10 years

No depreciation is provided on freehold land and buildings. In the Directors' opinion annual expenditure on freehold buildings is sufficient to ensure that the residual value approximates to cost and therefore no provision for depreciation is required. Freehold and long leasehold properties are subject to impairment testing in accordance with FRS 15.

Investments

Investments are stated in the consolidated balance sheet at fair value at the date of acquisition less provision, if any, for impairment in value.

Shares in associated undertakings are accounted for using the net equity method. The consolidated profit and loss account includes WHH Group share of pre-tax profits and attributable taxation of associated undertakings. In the consolidated balance sheet, the investment in associated undertakings is shown as WHH Group's share of net assets or liabilities of associated undertakings, and the unamortised element of goodwill relating to the acquisition of associated undertakings.

Stocks

Stocks represent stocks of consumables in stores. They are stated at the lower of cost and net realisable value.

Deferred taxation

Deferred taxation is provided in full on material timing differences at the rate of taxation anticipated to apply when these differences crystallise. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

A deferred tax asset is only recognised where it is more likely than not that it will be recoverable in the future. Deferred tax assets and liabilities recognised have not been discounted.

Capital instruments

Capital instruments are accounted for and classified as equity or non-equity share capital and debt according to their form. Convertible debt is separately disclosed and regarded as debt unless conversion actually occurs. Provision is made for the accrued premium payable on redemption of redeemable debt or non-equity interests. Finance costs incurred in issuing debt instruments are set off against the debt instrument to which they relate and are amortised over the term of the debt at a constant rate on the carrying amount.

Turnover

Turnover in respect of the LBO, telephone and online Sportsbook represents amounts receivable in respect of bets placed on events which occurred by the period end. Turnover from AWPs and the online casino operation represents net takings from customers.

Pension costs

The WHH Group operates one exempt approved occupational pension scheme for its staff, the William Hill Pension Scheme. This has two sections. One section (the "Retirement Plan") provides defined benefits based on final pensionable pay and length of service. The Retirement Plan is contracted out of the State scheme and is now closed to new entrants although existing members continue to accrue benefits under the Plan. The other is a defined contribution section, the Pension Savings Plan 2001 (the "Savings Plan") which replaced an earlier savings plan which had been in effect since 6 April 1997. As amended, the Savings Plan came into effect on

1 July 2001. The Savings Plan provides benefits on a defined contribution basis with members' benefits depending on the value of their individual accounts and the cost of securing annuities at retirement. It is contracted in to the State scheme.

The pension cost charges for the year in respect of the defined contribution section represents the contributions paid or payable under such arrangements.

With regard to the Retirement Plan, pension scheme assets are measured using market values. Pension scheme liabilities are measured using the projected unit method based on projected pensionable pay and discounted at the current rate of return on high quality corporate bonds of equivalent term and currency to the liability. The increase in the present value of the liabilities of the Retirement Plan expected to arise from employees' service in the period is charged to operating profit. The expected return on the Retirement Plan assets and the interest on the present value of the Retirement Plan liabilities over the period are included in other finance income. Actuarial gains and losses are recognised in the statement of total recognised gains and losses.

Leases

Rental costs under operating leases are charged to the profit and loss account in equal amounts over the periods of the leases.

Financial instruments

Derivative instruments utilised by the WHH Group are interest rate swap and collar arrangements. The WHH Group does not enter into speculative derivative contracts. All such instruments are used for hedging purposes to alter the risk profile of an existing underlying exposure of the WHH Group in line with the WHH Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps and collar agreements are recognised as adjustments to interest expense over the period of the contracts.

Termination payments made or received are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. In other cases termination payments are taken to the profit and loss account.

Foreign exchange

Transactions denominated in foreign currencies are translated into sterling at the rates ruling at the date of the transaction or at an average rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account.

The results of foreign subsidiaries are translated into sterling at the average rates of exchange and the assets and liabilities at closing rates of exchange. Differences arising from the retranslation of opening net assets and from translating results at average rates and assets and liabilities at closing rates are dealt with as a movement on reserves.

2. SEGMENTAL INFORMATION

The WHH Group's turnover, profits and operating net assets arise primarily from customers in the United Kingdom with an immaterial amount generated from customers outside the United Kingdom and therefore segmental information by geographical location is not presented.

Segmental information by product channel is shown below:

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Turnover:					
– LBOs	1,461,326	1,463,170	1,693,160	319,232	495,226
– AWPs	26,012	27,162	28,379	6,288	6,970
– Telephone betting	283,138	339,997	419,543	62,980	103,735
– Online	9,975	133,330	273,654	46,988	88,708
– Other	97,465	78,735	37,458	13,839	5,031
	1,877,916	2,042,394	2,452,194	449,327	699,670
Gross win:					
– LBOs	337,310	352,202	383,311	88,142	95,682
– AWPs	30,564	31,914	33,345	7,388	8,190
– Telephone betting	44,098	47,703	48,020	11,201	13,160
– Online	608	16,454	35,432	7,182	13,384
– Other	4,256	4,053	2,535	452	625
	416,836	452,326	502,643	114,365	131,041
Operating profit:					
– LBOs and AWPs	72,127	82,205	93,212	22,738	30,592
– Telephone betting	10,090	16,422	15,508	3,426	4,117
– Online	(2,987)	(7,691)	9,162	2,148	5,280
– Other	(455)	(1,298)	(589)	(963)	152
– Central costs	(8,253)	(10,689)	(10,170)	(2,575)	(2,738)
	70,522	78,949	107,123	24,774	37,403
– Exceptional costs	(1,207)	—	—	—	(1,000)
	69,315	78,949	107,123	24,774	36,403

AWP turnover is stated as cash winnings less VAT. Gross win is stated as cash winnings including VAT.

Exceptional costs for the 52 weeks ended 28 December 1999 were incurred in relation to the aborted flotation of WHL during that period. Exceptional costs for the 13 weeks ended 2 April 2002 were incurred in relation to the proposed flotation of the Group.

The segmental analysis of gross win set out above is before deducting duty, levy and commission and other costs of sales to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Gross win	416,836	452,326	502,643	114,365	131,041
Duty, levy and commission	(142,498)	(139,250)	(137,607)	(29,177)	(26,668)
Gross Profit	274,338	313,076	365,036	85,188	104,373

3. OPERATING PROFIT AND PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST

(a) NET OPERATING EXPENSES

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Exceptional administrative expenses	1,207	—	—	—	1,000
Other administrative expenses	207,856	237,807	262,467	61,369	68,123
Total administrative expenses	209,063	237,807	262,467	61,369	69,123
Other operating income	(4,040)	(3,680)	(4,554)	(955)	(1,153)
	205,023	234,127	257,913	60,414	67,970
Other administrative expenses	207,856	237,807	262,467	61,369	68,123
Other operating income	(4,040)	(3,680)	(4,554)	(955)	(1,153)
Other net operating expenses	203,816	234,127	257,913	60,414	66,970
Exceptional administrative expenses	1,207	—	—	—	1,000
	205,023	234,127	257,913	60,414	67,970

(b) OPERATING PROFIT

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Operating profit is stated after charging/ (crediting):					
Auditors' remuneration:					
– audit fees	176	288	269	92	77
– other services	741	1,316	1,143	308	626
Depreciation	11,807	14,020	16,568	4,129	4,272
Hire of equipment	263	476	340	89	142
Operating lease charges:					
– land and buildings	22,129	23,337	24,103	5,755	6,390
– other	6,032	5,665	6,124	1,414	1,566
(Profit)/loss on sale of fixed assets	(375)	148	(752)	16	(209)

(c) PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Profit on ordinary activities before interest, tax, depreciation and amortisation, excluding exceptional items and impairment of goodwill	87,536	98,572	128,601	30,138	42,936
Depreciation	(11,807)	(14,020)	(16,568)	(4,129)	(4,272)
Amortisation of goodwill in associated undertaking	(1,332)	—	—	—	—
Profit on ordinary activities before interest and tax excluding exceptional items and impairment of goodwill	74,397	84,552	112,033	26,009	38,664
Exceptional operating expenses	(1,207)	—	—	—	(1,000)
Impairment of goodwill in associated undertaking	(23,997)	—	—	—	—
Profit on ordinary activities before interest and tax	49,193	84,552	112,033	26,009	37,664

4. STAFF COSTS

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Total remuneration was:					
Wages and salaries	92,342	100,848	115,497	25,764	30,048
Social security costs	6,893	8,408	9,395	2,012	2,446
Other pension costs:					
– Amounts within operating profit	4,500	4,302	4,507	1,074	1,307
– Amounts included as other finance costs	(1,700)	(3,800)	(3,000)	(750)	(175)
– Amounts recognised in the statement of total recognised gains and losses	(31,300)	10,900	28,800	6,600	800
	(28,500)	11,402	30,307	6,924	1,932
	70,735	120,658	155,199	34,700	34,426

The average monthly number of persons employed, including Directors, during the period, all of whom were engaged in the administration and provision of betting services, was as follows:

	52 weeks ended 28 December 1999 Number	52 weeks ended 26 December 2000 Number	53 weeks ended 1 January 2002 Number	13 weeks ended 27 March 2001 Number	13 weeks ended 2 April 2002 Number
Average monthly number of persons employed, including Directors	9,384	9,579	9,894	9,493	10,025

5. DIRECTORS' REMUNERATION

Remuneration

	53 weeks ended 1 January 2002			
	Salary/fees £'000	Bonuses £'000	Benefits £'000	Total £'000
Chairman				
J M Brown	278	197	25	500
Chief executive				
D C I Harding	340	128	1	469
Executive directors				
R Lambert	90	102	3	195
T D Singer	194	97	9	300
Non-executive directors				
Y V Chotai	28	—	—	28
G B Davison	28	—	—	28
D Mackenzie	31	—	—	31
I Parham	31	—	—	31
C T Scott	28	—	—	28
Total	1,048	524	38	1,610

	52 weeks ended 26 December 2000			
	Salary/fees £'000	Bonuses £'000	Benefits £'000	Total £'000
Chairman				
J M Brown	270	138	22	430
Chief executive				
D C I Harding	108	34	—	142
Executive director				
R Lambert	225	123	11	359
Non-executive directors				
Y V Chotai	26	—	—	26
G B Davison	26	—	—	26
D Mackenzie	30	—	—	30
I Parham	30	—	—	30
C T Scott	28	—	—	28
Total	743	295	33	1,071

	52 weeks ended 28 December 1999			
	Salary/fees £'000	Bonuses £'000	Benefits £'000	Total £'000
Chairman				
J M Brown	245	2,425	13	2,683
Executive director				
R Lambert	208	2,425	11	2,644
Non-executive directors				
Y V Chotai	19	—	—	19
G B Davison	19	—	—	19
D Mackenzie	22	—	—	22
I Parham	22	—	—	22
C T Scott	6	—	—	6
Total	541	4,850	24	5,415

	13 weeks ended 2 April 2002			
	Salary/fees £'000	Bonuses £'000	Benefits £'000	Total £'000
Chairman				
J M Brown	70	48	6	124
Chief executive				
D C I Harding	80	31	—	111
Executive director				
T D Singer	51	25	2	78
Non-executive directors				
Y V Chotai	7	—	—	7
G B Davison	7	—	—	7
D Mackenzie	7	—	—	7
I Parham	7	—	—	7
C T Scott	6	—	—	6
Total	235	104	8	347

	13 weeks ended 27 March 2001			
	Salary/fees £'000	Bonuses £'000	Benefits £'000	Total £'000
Chairman				
J M Brown	70	49	6	125
Chief Executive				
D C I Harding	101	32	1	134
Executive directors				
R Lambert	58	43	3	104
T D Singer	46	23	2	71
Non-executive directors				
Y V Chotai	6	—	—	6
G B Davison	6	—	—	6
D Mackenzie	6	—	—	6
I Parham	6	—	—	6
C T Scott	6	—	—	6
Total	305	147	12	464

No director waived any emoluments during the periods presented.

Pension benefits

	53 weeks ended 1 January 2002		
	Increase in accrued pension during the period £'000	Transfer value of increase in accrued pension £'000	Accumulated total accrued pension at period end £'000
Chairman			
J M Brown	13	199	176
Chief Executive			
D C I Harding	3	20	4
Executive directors			
R Lambert (at retirement date – 16 May 2001)	11	183	149
T D Singer	3	12	3
Non-executive directors			
Y V Chotai	—	—	—
G B Davison	—	—	—
D Mackenzie	—	—	—
I Parham	—	—	—
C T Scott	—	—	—
Total	30	414	332

	52 weeks ended 26 December 2000		
	Increase in accrued pension during the period	Transfer value of increase in accrued pension	Accumulated total accrued pension at period end
	£'000	£'000	£'000
Chairman			
J M Brown	10	156	158
Chief Executive			
D C I Harding	1	9	1
Executive director			
R Lambert	8	139	137
Non-executive directors			
Y V Chotai	—	—	—
G B Davison	—	—	—
D Mackenzie	—	—	—
I Parham	—	—	—
C T Scott	—	—	—
Total	19	304	296

	52 weeks ended 28 December 1999		
	Increase in accrued pension during the period	Transfer value of increase in accrued pension	Accumulated total accrued pension at period end
	£'000	£'000	£'000
Chairman			
J M Brown	4	61	146
Executive director			
R Lambert	4	63	128
Non-executive directors			
Y V Chotai	—	—	—
G B Davison	—	—	—
D Mackenzie	—	—	—
I Parham	—	—	—
C T Scott	—	—	—
Total	8	124	274

	13 weeks ended 2 April 2002		
	Increase in accrued pension during the period	**Transfer value of increase in accrued pension**	**Accumulated total accrued pension at period end**
	£'000	£'000	£'000
Chairman			
J M Brown	1	17	177
Chief Executive			
D C I Harding	1	5	5
Executive director			
T D Singer	1	3	4
Non-executive directors			
Y V Chotai	—	—	—
G B Davison	—	—	—
D Mackenzie	—	—	—
I Parham	—	—	—
C T Scott	—	—	—
Total	3	25	186

	13 weeks ended 27 March 2001		
	Increase in accrued pension during the period	**Transfer value of increase in accrued pension**	**Accumulated total accrued pension at period end**
	£'000	£'000	£'000
Chairman			
J M Brown	1	15	159
Chief Executive			
D C I Harding	1	5	2
Executive directors			
R Lambert	1	16	138
T D Singer	1	2	1
Non-executive directors			
Y V Chotai	—	—	—
G B Davison	—	—	—
D Mackenzie	—	—	—
I Parham	—	—	—
C T Scott	—	—	—
Total	4	38	300

Directors' interests in the shares of William Hill Holdings Limited

The Directors had the following beneficial interests in the ordinary shares of WHH Limited:

		28 December 1999 Number	26 December 2000 Number	1 January 2002 Number	27 March 2001 Number	2 April 2002 Number
Chairman						
J M Brown	"A" shares	1,234	1,234	617	1,234	617
	"B" shares	1,234	1,234	617	1,234	617
Chief executive						
D C I Harding (appointed 1 August 2000)	"A" shares	n/a	—	—	—	—
	"B" shares	n/a	—	—	—	—
Executive directors						
R Lambert (resigned 12 April 2001)	"A" shares	1,234	1,234	n/a	1,234	n/a
	"B" shares	1,234	1,234	n/a	1,234	n/a
T D Singer (appointed 14 February 2001)	"A" shares	n/a	n/a	—	—	—
	"B" shares	n/a	n/a	—	—	—
Non-executive directors						
Y V Chotai	"A" shares	12	12	12	12	12
	"B" shares	11	11	11	11	11
D Mackenzie	"A" shares	84	84	84	84	84
	"B" shares	75	75	75	75	75
C T Scott	"A" shares	—	6	6	6	6
	"B" shares	—	6	6	6	6

No director had any interest in the shares of any other Group company except as disclosed in note 33, in relation to the exchange by the Directors of their shares in WHH for shares in the Company.

The Directors had the following interests in Deep Discount Bonds:

	28 December 1999 £'000	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Nominal value					
Non-executive directors					
C T Scott	288	288	288	288	288

Share options

The following table sets out the Directors' options over the preference shares of WHH. The options are exercisable at any time and in each case the exercise price is a total of £1 for all the options outstanding. The options expire on the earlier of the 29 March 2009 or the sale or listing of the Company. No options were exercised during any of the periods presented, however, certain options were purchased by the WHH Group (see note 32).

	28 December 1999 Number	26 December 2000 Number	1 January 2002 Number	27 March 2001 Number	2 April 2002 Number
Chairman					
J M Brown	222,102	222,102	111,051	222,102	111,051
Chief executive					
D C I Harding	n/a	—	—	—	—
Executive directors					
R Lambert (resigned 12 April 2001)	222,103	222,103	n/a	222,103	n/a
T D Singer	n/a	n/a	—	—	—
Non-executive directors					
Y V Chotai	—	—	—	—	—
D Mackenzie	—	—	—	—	—
C T Scott	—	—	—	—	—

6. SHARE OF OPERATING PROFIT IN ASSOCIATED UNDERTAKING

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Share of operating profit in associated undertaking	5,207	5,603	4,910	1,235	1,261
Amortisation of goodwill	(1,332)	—	—	—	—
	3,875	5,603	4,910	1,235	1,261

In 1999, in addition to the amortisation charge for the period, a provision for impairment in the carrying value of goodwill of £23,997,000 was charged to the profit and loss account because of the uncertainty over the future of the associate undertaking, Satellite Information Services (Holdings) Limited (see note 14).

7. NET INTEREST PAYABLE AND SIMILAR CHARGES

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Interest receivable:					
Interest receivable	1,603	2,964	4,597	996	999
Share of net interest receivable in associated undertaking	—	—	58	49	2
Interest payable and similar charges:					
Interest on bank loans and overdrafts	(27,084)	(25,626)	(23,047)	(6,054)	(4,710)
Interest on subordinated convertible unsecured loan stock 2008 ("CULS")	(4,408)	—	—	—	—
Interest on Senior Subordinated Notes issue	(15,879)	(15,863)	(16,202)	(4,006)	(4,006)
Interest on Deep Discount Bonds	(30,023)	(43,993)	(50,510)	(11,846)	(13,322)
Amortisation of finance costs	(2,831)	(2,915)	(2,628)	(639)	(711)
Interest on purchase consideration	(2,175)	—	—	—	—
Share of net interest payable in associated undertaking	(372)	(107)	—	—	—
	(81,169)	(85,540)	(87,732)	(21,500)	(21,748)

The CULS were waived or repaid on the acquisition of WHL by WHH in 1999.

8. EXCEPTIONAL INTEREST PAYABLE AND SIMILAR CHARGES

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Unamortised finance fees written off on waiver/repayment of CULS	(7,519)	—	—	—	—
Unamortised finance fees written off on refinancing of bank facilities	(8,786)	—	—	—	—
Swap termination costs	(8,993)	—	—	—	—
Aborted refinancing costs	(1,970)	—	—	—	—
Bond consent solicitation fees	(1,500)	—	—	—	—
	(28,768)	—	—	—	—

Exceptional interest costs in 1999 relate to finance fees incurred in relation to an aborted refinancing, fees paid to Senior Subordinated Notes holders to obtain their consent regarding the change of control of WHL and subsidiaries, unamortised finance fees relating to the CULS which were waived or repaid during the period, unamortised finance fees relating to the bank loan facilities that were refinanced during the period and the cost of terminating an interest swap agreement that was replaced with new hedging arrangements.

9. OTHER FINANCE INCOME

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Expected return on pension scheme assets	7,000	10,100	8,800	2,200	1,800
Interest on pension scheme liabilities	(5,300)	(6,300)	(5,800)	(1,450)	(1,625)
Net return	1,700	3,800	3,000	750	175

10. TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Tax on (loss)/profit for the year:					
UK corporation tax at 30% (1999-30.25%)	—	—	6,400	1,000	4,900
Consortium relief recoverable	—	(1,664)	(369)	(48)	—
Overseas taxation	—	394	72	—	—
Share of associated undertaking tax charge	1,440	1,620	1,500	363	443
Adjustment relating to prior periods	—	—	—	—	(244)
	1,440	350	7,603	1,315	5,099
Deferred taxation – arising from timing differences	(4,290)	1,755	1,290	322	(119)
	(2,850)	2,105	8,893	1,637	4,980
Tax reconciliation					
(Loss)/profit before taxation	(59,044)	2,999	27,301	5,259	16,091
Tax at 30% (1999 – 30.25%)	(17,861)	900	8,190	1,578	4,827
Accelerated capital allowances	2,940	(1,578)	(2,156)	(539)	—
Tax losses carried forward	5,678	—	—	—	—
Permanent differences	8,864	2,633	1,093	197	152
Adjustments in respect of prior periods	—	(1,664)	(570)	(100)	—
Held over gains crystallising	850	123	716	179	120
Pension charge in excess of contributions	147	(784)	330	—	—
Non-UK tax losses	822	720	—	—	—
Tax charge for current periods	1,440	350	7,603	1,315	5,099

The standard rate of tax used in the above reconciliation is the average UK corporation tax rate for the period concerned, as the vast majority of taxable income arises in the UK.

The elements of deferred taxation shown on the balance sheet are as follows:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Accelerated capital allowances	(7,868)	(5,712)	(7,329)	(5,712)
Held over capital gains	2,827	2,111	2,648	1,991
Other timing differences	150	—	112	—
Deferred tax asset in debtors (note 16)	(4,891)	(3,601)	(4,569)	(3,721)
Deferred tax on pension asset/(liability)	8,036	(931)	5,970	(1,472)
	3,145	(4,532)	1,401	(5,193)
Movement on deferred tax				
Liability/(asset) at beginning of period	4,751	3,145	3,145	(4,532)
Amount charged/(credited) to profit and loss account	1,755	1,290	322	(119)
Amount credited to the statement of total recognised gains and losses	(3,361)	(8,967)	(2,066)	(542)
Liability/(asset) at end of period	3,145	(4,532)	1,401	(5,193)

The current rate of corporation tax of 30% has been used to calculate the amount of deferred taxation. Provision has been made for all deferred tax assets and liabilities in respect of accelerated capital allowances, held over capital gains and short-term timing differences, arising from transactions recognised in the financial statements of the current and prior periods.

Deferred tax assets at 1 January 2002 of £22,747,000 (26 December 2000: £22,747,000; 2 April 2002: £22,747,000; 27 March 2001: £22,747,000) in respect of carried forward tax losses have not been recognised, as it is not expected that taxable profits will arise in the immediate future in the companies with the losses.

No provision has been made for the deferred tax liability of £1,351,000 rolled over into non-depreciating assets throughout the period reported, as it is the intention to retain these assets for the foreseeable future. Tax on these rolled over gains would only become payable if the assets were sold without further rollover relief.

11. EARNINGS PER ORDINARY SHARE

The calculations of basic and diluted earnings per share are based on earnings and number of shares as set out below:

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
(Loss)/earnings					
(Loss)/profit for the financial period	(56,194)	894	18,408	3,622	11,111
Number of shares					
Number of ordinary shares prior to admission(1)	264,019,124	264,019,124	264,019,124	264,019,124	264,019,124
(Loss)/earnings per ordinary share					
Basic and diluted (pence)	(21.28)	0.34	6.97	1.37	4.21

(i) Excludes 6,680,876 shares held by the William Hill Employee Benefit Trust

12. INTANGIBLE FIXED ASSETS

	£'000
Cost and net book value:	
At 28 December 1999	701,787
Additions	37
Disposals	(75)
At 26 December 2000	701,749
Additions	—
Disposals	—
At 27 March 2001	701,749
Additions	1,058
Disposals	—
At 1 January 2002	702,807
Additions	—
Disposals	—
At 2 April 2002	702,807

Intangible fixed assets represent licence value, goodwill and brand value. It is not considered appropriate to show the components in separate asset categories.

13. TANGIBLE FIXED ASSETS

	Land and buildings £'000	Fixtures, fittings and equipment £'000	Motor vehicles £'000	Total £'000
Cost:				
At 28 December 1999	82,577	60,798	3,453	146,828
Additions	10,663	7,023	929	18,615
Disposals	(2,271)	(759)	(565)	(3,595)
At 26 December 2000	90,969	67,062	3,817	161,848
Additions	2,402	1,118	338	3,858
Disposals	(289)	—	(262)	(551)
At 27 March 2001	93,082	68,180	3,893	165,155
Additions	10,118	6,063	956	17,137
Disposals	(2,832)	(534)	(688)	(4,054)
At 1 January 2002	100,368	73,709	4,161	178,238
Additions	2,802	2,046	290	5,138
Disposals	(320)	—	(202)	(522)
At 2 April 2002	102,850	75,755	4,249	182,854
Accumulated depreciation:				
At 28 December 1999	15,356	47,007	1,809	64,172
Charge for the period	8,944	4,299	777	14,020
Disposals	(2,091)	(440)	(510)	(3,041)
At 26 December 2000	22,209	50,866	2,076	75,151
Charge for the period	2,174	1,750	205	4,129
Disposals	(289)	—	(237)	(526)
At 27 March 2001	24,094	52,616	2,044	78,754
Charge for the period	7,780	4,008	651	12,439
Disposals	(2,800)	(279)	(635)	(3,714)
At 1 January 2002	29,074	56,345	2,060	87,479
Charge for the period	2,393	1,650	229	4,272
Disposals	(319)	—	(181)	(500)
At 2 April 2002	31,148	57,995	2,108	91,251
Net Book Value:				
At 2 April 2002	71,702	17,760	2,141	91,603
At 1 January 2002	71,294	17,364	2,101	90,759
At 27 March 2001	68,988	15,564	1,849	86,401
At 26 December 2000	68,760	16,196	1,741	86,697

The net book value of land and buildings comprises:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Freehold	20,080	21,221	20,535	21,343
Long leasehold	5,906	5,781	5,594	5,814
Short leasehold	42,774	44,292	42,859	44,545
	68,760	71,294	68,988	71,702

Out of the total land and buildings at 1 January 2002 – £2.3 million (26 December 2000 – £2.3 million; 2 April 2002 – £2.3 million; 27 March 2001 – £2.3 million), relates to administration buildings and the remainder represents LBOs.

The gross value of assets on which depreciation is not provided at 1 January 2002 amounts to £13.2 million (26 December 2000 – £12.5 million; 2 April 2002 – £13.5 million; 27 March 2001 – £12.9 million).

14. INVESTMENTS

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Associate undertakings (a)	(1,026)	2,442	(105)	3,260
Own shares held under trust (b)	—	8,051	—	8,051
	(1,026)	10,493	(105)	11,311

The principal subsidiary undertakings of WHH are listed below and have been consolidated in the financial information of WHH through acquisition accounting.

Directly owned	Country of incorporation	Proportion of all classes of issued share capital owned by the Company	Nature of trade
William Hill Investments Limited	Great Britain	100%	Holding Company
William Hill Employee Shares Trustee Limited	Great Britain	100%	Corporate Trustee

Held through intermediate companies	Country of incorporation	Proportion of all classes of issued share capital owned by WHH	Nature of trade
Baseflame Limited	Great Britain	100%	Holding Company
Will Hill Limited	Great Britain	100%	Holding Company
Camec Limited	Great Britain	100%	Betting Services
William Hill Organization Limited	Great Britain	100%	Betting Services and Holding Company
Laystall Limited	Great Britain	100%	Betting Services
William Hill Trustee Limited	Great Britain	100%	Corporate Trustee
William Hill Finance plc	Great Britain	100%	Finance Company
William Hill Internet Ventures Limited	Antigua	100%	Online Casino
William Hill Casino NV	The Netherlands Antilles	100%	Online Casino
Ixora Company Limited	Antigua	100%	Service Company
Windsors (Sporting Investments) Limited	Great Britain	100%	Holding Company
Vynplex Limited	Great Britain	100%	Property Investment
William Hill (Course) Limited	Great Britain	100%	Betting Services
William Hill Credit Limited	Great Britain	100%	Betting Services
William Hill (North Eastern) Limited	Great Britain	100%	Betting Services
William Hill (North Western) Limited	Great Britain	100%	Betting Services

Held through intermediate companies	Country of incorporation	Proportion of all classes of issued share capital owned by WHH	Nature of trade
William Hill (Southern) Limited	Great Britain	100%	Betting Services
William Hill (Football) Limited	Great Britain	100%	Betting Services
William Hill (Strathclyde) Limited	Great Britain	100%	Betting Services
William Hill (Caledonian) Limited	Great Britain	100%	Betting Services
William Hill (Grampian) Limited	Great Britain	100%	Betting Services
William Hill (London) Limited	Great Britain	100%	Betting Services
William Hill (Midlands) Limited	Great Britain	100%	Betting Services
William Hill (Scotland) Limited	Great Britain	100%	Betting Services
William Hill (Western) Limited	Great Britain	100%	Betting Services
Camec (Provincial) Limited	Great Britain	100%	Betting Services
Camec (Scotland) Limited	Great Britain	100%	Betting Services
Camec (Southern) Limited	Great Britain	100%	Betting Services
James Lane Group Limited	Great Britain	100%	Betting Services
William Hill (IOM) Limited	Isle of Man	100%	Betting Services
William Hill Index (London) Limited	Great Britain	100%	Spread Betting
William Hill (Supplies) Limited	Great Britain	100%	Property Investment
William Hill (Resources) Limited	Great Britain	100%	Property investment
Brooke Bookmakers Limited	Great Britain	100%	Betting Services
William Hill (Goods) Limited	Great Britain	100%	Property Investment
William Hill (Products) Limited	Great Britain	100%	Property Investment
William Hill (Effects) Limited	Great Britain	100%	Procurement
William Hill (Stock) Limited	Great Britain	100%	Procurement
William Hill (Wares) Limited	Great Britain	100%	Procurement
Matsbest Limited	Great Britain	100%	Procurement
Matsdom Limited	Great Britain	100%	Procurement
Matsgood Limited	Great Britain	100%	Procurement
Gearnet Limited	Great Britain	100%	Procurement
Evenmedia Limited	Great Britain	100%	Procurement
Eventip Limited	Great Britain	100%	Procurement
Goodfigure Limited	Great Britain	100%	Procurement
William Hill Offshore Limited	Ireland	100%	Betting Services and Holding Company
William Hill Call Centre Limited	Ireland	100%	Call Centre
William Hill Bookmakers (Ireland) Limited	Ireland	100%	Betting Services
William Hill International Limited	Antigua	100%	Betting Services
Betwilliamhill.com Limited	Antigua	100%	Betting Services
William Hill (IOM) No. 3 Limited	Isle of Man	100%	Holding Company

(a) Associated undertakings

	Goodwill £'000	Provision for impairment of goodwill £'000	Share of net (liabilities)/ assets £'000	Total £'000
At 26 December 2000	23,997	(23,997)	(1,026)	(1,026)
Movement in share of net liabilities	—	—	921	921
At 27 March 2001	23,997	(23,997)	(105)	(105)
Movement in share of net assets/liabilities	—	—	2,547	2,547
At 1 January 2002	23,997	(23,997)	2,442	2,442
Movement in share of net assets	—	—	818	818
At 2 April 2002	23,997	(23,997)	3,260	3,260

At each period end, William Hill Organization Limited ("WHO"), a principal subsidiary of WHH, held an investment of 19.0% of the ordinary share capital of Satellite Information Services (Holdings) Limited ("SIS"), a company incorporated in Great Britain. The investment has been accounted for as an associated undertaking using the net equity method.

A provision has been made against goodwill, relating to the acquisition of SIS, to recognise an impairment in the carrying value.

The SIS group of companies provides real time pre-event information and results, as well as live coverage of horse racing, greyhound racing and certain numbers draws, via satellite. The financial statements of SIS are prepared to the year ending 31 March.

WHO holds directly or indirectly 33% of the entire issued share capital of Lucky Choice Limited and of 49's Limited. These companies were formed for the purpose of promoting and publicising certain numbers betting formats. In the opinion of the Directors, the results of these companies are not material to the results of the Group. Consequently, the investments have been stated at cost and have not been accounted for under the net equity method which would normally be appropriate for an associated undertaking.

(b) Own shares held under Trust

On 1 August 2001, WHH established the William Hill Holdings 2001 Employee Benefit Trust ("the Trust"). The Trust was funded by a non-interest bearing loan of £8 million from a subsidiary company, William Hill Organization Limited. The Trust was established to promote future incentive arrangements for employees. On 7 August 2001, all of the funds of the Trust were used to acquire 1,234 A and 1,234 B Shares and an option to purchase 222,102 preference shares in William Hill Holdings Limited held by existing and former management. These remained the only shareholdings belonging to the Trust at 2 April 2002.

As part of a group reorganisation after the period end, the Trust agreed to exchange their shares in WHH for shares in William Hill PLC (see note 33).

It is the opinion of the Directors that the total value of these shares is not less than the amounts at which they are stated in the balance sheet. As none of these shares are as yet under option to any employee, no amortisation has been charged to the profit and loss account for the cost of the shares and no other costs have been incurred by the Trust.

15. STOCKS

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Raw materials and consumables	287	299	247	260

16. DEBTORS

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Trade debtors	3,130	2,907	2,492	2,863
Deferred taxation (see note 10)	4,891	3,601	4,569	3,721
Other debtors	3,711	492	1,560	680
Prepayments	8,117	7,617	8,327	9,967
	19,849	14,617	16,948	17,231

Included in debtors are the following amounts falling due after more than one year:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Deferred taxation	4,891	3,601	4,569	3,721

17. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Note	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Bank loans and overdrafts	19(a)	22,448	45,729	30,009	45,778
Trade creditors		13,478	15,174	11,384	16,059
Corporation tax		2,638	6,864	3,668	8,982
Other taxation including social security		10,330	8,159	11,421	12,222
Other creditors		2,314	2,547	2,928	2,764
Accruals and deferred income		39,151	32,634	38,130	41,666
		90,359	111,107	97,540	127,471
Clients' balances[(1)]		5,506	6,276	5,126	6,381

(1) Included in trade creditors are clients' balances representing deposits received and customer winnings. This is offset by an equivalent amount of client monies included in cash at bank and in hand.

18. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Note	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Bank loans	19(a)	305,176	245,538	290,875	245,805
Senior Subordinated Notes	19(b)	144,051	144,872	144,253	145,074
Deep Discount Bonds	19(c)	409,727	460,799	421,704	474,269
Other creditors		996	—	996	—
		859,950	851,209	857,828	865,148

19. BORROWINGS

(a) Bank loans comprise:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Less than one year	22,816	46,406	30,487	46,406
One to two years	21,326	35,344	23,115	35,344
Two to five years	151,215	169,651	199,952	169,651
Over five years	137,643	44,180	72,446	44,180
	333,000	295,581	326,000	295,581
Less: expenses relating to loan	(5,376)	(4,314)	(5,116)	(3,998)
	327,624	291,267	320,884	291,583
Less: included in creditors: amounts falling due in less than one year	(22,448)	(45,729)	(30,009)	(45,778)
Included in creditors: amounts falling due in more than one year	305,176	245,538	290,875	245,805

The Group's banking facilities can be summarised as follows:

(i) A £295.6 million term loan facility which is repayable by instalments. The WHH Group had two interest rate hedging arrangements effective from 23 June 1999 until 31 March 2002. At 1 January 2002 interest on £100 million of the Term Loan Facility was fixed at a rate of 5.285% plus a margin of between 2.0% and 2.5%. Interest on £107 million was subject to collar arrangements, with cap rates of 5.65% and floors of 4.69% plus a margin of between 2.0% and 2.5%. The remaining £89 million bore interest at a

margin of between 2.0% and 2.5% above LIBOR. If certain financial ratios or other conditions are met, a reduction of up to 0.75% is possible on the full amount of the Term Loan Facility and this reduction applied from 25 May 2001.

New hedging arrangements have been put in place for the period 28 March 2002 to 23 June 2006. Two amortising interest rate swaps have been entered into, each for a notional principal of £90 million at 28 March 2002 reducing to £12.5 million by 23 June 2006. The average fixed rate to be paid under the swaps is 5.11725%.

Mandatory repayments are required to be made under the terms of the loan documentation, including, but not limited to, the net proceeds of certain asset sales, and an amount equal to 50% of available excess cash flow as defined in the loan documentation. This has been reflected in the above table.

(ii) A £30 million revolving credit facility is available for seven years from 2 December 1997 unless cancelled. Interest is charged at a margin of 2.00% above LIBOR and is subject to the same reduction in margin as noted in (i) above. A commitment fee of 0.75% is payable on the undrawn element of the facility. The revolving credit facility drawn down at 1 January 2002 was £nil (26 December 2000 – £nil; 2 April 2002 – £nil; 27 March 2001 – £nil).

(iii) The £295.6 million term loan facility and the £30 million revolving credit facility are secured by a fixed charge on shares owned by WHL, an assignment by way of security on loans owed to WHL by its subsidiaries and a floating charge over all other assets of WHL.

William Hill Finance plc has granted to the banks and financial institutions providing the term loan facilities and revolving credit facility a senior guarantee and a first ranking assignment by way of security over loans made by it to WHL. In addition, a second ranking assignment to the holders of the Senior Subordinated Notes has been granted.

(b) Senior Subordinated Notes due 2008

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Senior Subordinated Notes	150,000	150,000	150,000	150,000
Less: expenses relating to issue	(5,949)	(5,128)	(5,747)	(4,926)
	144,051	144,872	144,253	145,074

On 14 May 1998 William Hill Finance plc issued £150 million of Senior Subordinated Notes with an interest rate of 10.625% ("Private Notes") due to mature in 2008. On the same date, the £150 million of senior subordinated notes previously issued by William Hill Finance plc were repaid, largely from the proceeds of this issue.

On 23 November 1998, pursuant to an exchange offer, £149.7 million of the Private Notes were exchanged for an equal amount of 10.625% Senior Subordinated Notes Due 2008 (the "Exchange Notes"), with terms substantially identical to the Private Notes, except that the Exchange Notes are registered on Form F-4 under the US Securities Act of 1933, as amended.

Interest on the Exchange Notes and the remaining Private Notes accrues at a rate of 10.625% per annum and is payable semi-annually in arrears on 30 April and 31 October each year.

Unless previously redeemed the Exchange Notes will be redeemed by the issuer on 30 April 2008 for the principal amount. The Exchange Notes are redeemable in full or in part after 30 April 2003 at the option of the issuer at a redemption price in 2003 of 105.313% of the principal amount, reducing to 100% of the principal amount in 2007.

(c) Deep Discount Bonds:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Deep Discount Bonds	416,927	467,437	428,772	480,759
Less: expenses relating to issue	(7,200)	(6,638)	(7,068)	(6,490)
	409,727	460,799	421,704	474,269

On 29 March 1999 WHH's subsidiary, William Hill Investments Limited issued £1,065.0 million Deep Discount Bonds with an initial price of £342.9 million. The redemption date is 31 March 2009 or, if earlier, on a sale or listing of the WHH Group. The redemption price is the nominal amount of the Deep Discount Bonds, or, if redeemable earlier than 31 March 2009, such amount as will provide the holders of the Deep Discount Bonds an internal rate of return of 12% per annum on the subscription price of the Deep Discount Bonds being redeemed from 31 March 1999 to the redemption date.

(d) Overdraft facility

The WHH Group has an overdraft facility with National Westminster Bank plc of £5 million. The balance at 1 January 2002 was £nil (26 December 2000 – £nil; 2 April 2002 – £nil; 27 March 2001 – £nil).

20. FINANCIAL INSTRUMENTS

The WHH Group's relevant risks relate to liquidity and interest rates. The WHH Group's policy is to use derivatives and financial instruments to ensure the WHH Group has a financing structure which is appropriate to meet its working capital and financing requirements for the foreseeable future. Derivatives are used to convert a significant proportion of the WHH Group's floating rate financial liabilities into fixed rate liabilities or to cap the floating rate liability exposure. The WHH Group does not trade in derivatives or financial instruments.

The WHH Group's interest rate risk arises under its senior bank borrowings at floating rates of interest based on LIBOR. This exposure has been partly hedged (as described in note 19(a)) through the use of interest rate swaps in line with the WHH Group's policy. The Senior Subordinated Notes are at fixed rates of interest.

Liquidity risk arises from the WHH Group's ongoing trading as well as its obligations under its borrowings. The WHH Group is funded by a mixture of share capital, retained profits, senior bank borrowings, Senior Subordinated Notes and Deep Discount Bonds. The maturity profile of borrowings was established having regard to the WHH Group's ability to meet repayments over the short and medium term. The repayment profile is shown in note 19 to the financial statements. Short-term flexibility is achieved through cash balances and the availability of a small bank overdraft facility coupled with a £30m revolving credit facility.

The WHH Group is also exposed to credit risk from credit customers who may default on their debts. This risk is controlled through procedures for vetting potential credit clients before they are allowed to open a credit account, the imposition of credit limits and the monitoring of debtors.

The WHH Group has a small exposure to foreign currency risk primarily through its online businesses. The WHH Group's foreign currency liabilities are not hedged as it is considered that any exchange rate fluctuations would be immaterial to the Group. Foreign currency exposures are, however, regularly monitored.

Short-term debtors and creditors (other than the current portion of long-term borrowings) have been omitted from the following disclosures other than the currency profile note in (b) below. Borrowings are included gross of the related expenses:

(a) **Interest rate risk**

Financial assets at 1 January 2002:

Currency	Total £'000	Floating rate financial assets £'000	Fixed rates financial assets £'000	Non-interest bearing financial assets £'000
Sterling	99,733	64,431	20,000	15,302
Other currencies	5,089	337	—	4,752
	104,822	64,768	20,000	20,054

The fixed rate financial asset had an applicable interest rate of 3.95% and matured on 28 February 2002.

Financial assets at 26 December 2000:

Currency	Total £'000	Floating rate financial assets £'000	Fixed rates financial assets £'000	Non-interest bearing financial assets £'000
Sterling	80,417	72,991	—	7,426
Other currencies	4,390	1,997	—	2,393
	84,807	74,988	—	9,819

Financial assets at 2 April 2002:

Currency	Total £'000	Floating rate financial assets £'000	Fixed rates financial assets £'000	Non-interest bearing financial assets £'000
Sterling	135,844	107,861	20,000	7,983
Other currencies	7,197	136	—	7,061
	143,041	107,997	20,000	15,044

The fixed rate financial asset had an applicable interest rate at 3.95% and matured on 30 April 2002.

Financial assets at 27 March 2001:

Currency	Total £'000	Floating rate financial assets £'000	Fixed rates financial assets £'000	Non-interest bearing financial assets £'000
Sterling	93,386	87,193	—	6,193
Other currencies	2,750	415	—	2,335
	96,136	87,608	—	8,528

Financial assets comprises cash at bank and in hand. Interest on floating rate financial assets is based on the overnight or weekly deposit rate available in the money markets.

Financial liabilities at 1 January 2002:

Currency	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Non-interest bearing financial liabilities £'000	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years
Sterling	914,018	195,581	717,437	1,000	11	6

Financial liabilities at 26 December 2000:

Currency	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Non-interest bearing financial liabilities £'000	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years
Sterling	901,923	233,000	666,927	1,996	11	7

Financial liabilities at 2 April 2002:

Currency	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Non-interest bearing financial liabilities £'000	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years
Sterling	927,340	115,581	810,759	1,000	11	6

Financial liabilities at 27 March 2001:

Currency	Total £'000	Floating rate financial liabilities £'000	Fixed rate financial liabilities £'000	Non-interest bearing financial liabilities £'000	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years
Sterling	906,768	226,000	678,772	1,996	11	7

The profile of the financial liabilities takes account of the WHH Group's interest rate hedging arrangements which are described in note 19. Included in floating rate financial liabilities is that portion of long-term borrowings which were hedged under collar arrangements.

Six month LIBOR is the benchmark rate for determining interest payments on the floating rate financial liabilities.

Non-interest bearing financial liabilities comprises the non-equity preference shares and other creditors falling due after more than one year.

(b) **Currency exposures**

The main functional currency of the Group is sterling. A number of transactions are conducted in other currencies which give rise to monetary assets and liabilities denominated in other currencies. None of these currency amounts are considered material enough to disclose separately.

Net foreign currency monetary assets at 1 January 2002:

Functional Currency	Sterling £'000	Other currencies £'000	Total £'000
Sterling	—	2,653	2,653
Other currencies	2,521	17	2,538
	2,521	2,670	5,191

Net foreign currency monetary assets at 26 December 2000:

Functional Currency	Sterling £'000	Other currencies £'000	Total £'000
Sterling	—	1,228	1,228
Other currencies	1,450	—	1,450
	1,450	1,228	2,678

Net foreign currency monetary assets at 2 April 2002:

Functional Currency	Sterling £'000	Other currencies £'000	Total £'000
Sterling	—	4,745	4,745
Other currencies	4,272	—	4,272
	4,272	4,745	9,017

Net foreign currency monetary assets at 27 March 2001:

Functional Currency	Sterling £'000	Other currencies £'000	Total £'000
Sterling	—	751	751
Other currencies	3,319	—	3,319
	3,319	751	4,070

(c) **Liquidity**

The maturity profile of the WHH Group's financial liabilities at 1 January 2002 was as follows:

	Total £'000	Bank loans £'000	Senior Sub-ordinated Notes £'000	Deep Discount Bonds £'000	Other creditors £'000	Preference shares £'000
Amounts falling due:						
In one year or less, or on demand.	46,406	46,406	—	—	—	—
In more than one year but not more than two years . . .	35,344	35,344	—	—	—	—
In more than two years but not more than five years .	169,651	169,651	—	—	—	—
In more than five years	662,617	44,180	150,000	467,437	—	1,000
	914,018	295,581	150,000	467,437	—	1,000

The maturity profile of the WHH Group's financial liabilities at 26 December 2000 was as follows:

	Total £'000	Bank loans £'000	Senior Sub-ordinated Notes £'000	Deep Discount Bonds £'000	Other creditors £'000	Preference shares £'000
Amounts falling due:						
In one year or less, or on demand.	22,816	22,816	—	—	—	—
In more than one year but not more than two years . . .	22,322	21,326	—	—	996	—
In more than two years but not more than five years .	151,215	151,215	—	—	—	—
In more than five years	705,570	137,643	150,000	416,927	—	1,000
	901,923	333,000	150,000	416,927	996	1,000

The maturity profile of the WHH Group's financial liabilities at 2 April 2002 was as follows:

	Total £'000	Bank loans £'000	Senior Sub-ordinated Notes £'000	Deep Discount Bonds £'000	Other creditors £'000	Preference shares £'000
Amounts falling due:						
In one year or less, or on demand.	46,406	46,406	—	—	—	—
In more than one year but not more than two years . . .	35,344	35,344	—	—	—	—
In more than two years but not more than five years .	169,651	169,651	—	—	—	—
In more than five years	675,939	44,180	150,000	480,759	—	1,000
	927,340	295,581	150,000	480,759	—	1,000

The maturity profile of the WHH Group's financial liabilities at 27 March 2001 was as follows:

	Total £'000	Bank loans £'000	Senior Subordinated Notes £'000	Deep Discount Bonds £'000	Other creditors £'000	Preference shares £'000
Amounts falling due:						
In one year or less, or on demand.	30,487	30,487	—	—	—	—
In more than one year but not more than two years . . .	24,111	23,115	—	—	996	—
In more than two years but not more than five years .	199,952	199,952	—	—	—	—
In more than five years	652,218	72,446	150,000	428,772	—	1,000
	906,768	326,000	150,000	428,772	996	1,000

The WHH Group had the following undrawn committed borrowing facilities:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Expiry date:				
In one year or less	—	—	—	—
In more than one year but not more than two years	—	—	—	—
In more than two years	30,000	30,000	30,000	30,000
	30,000	30,000	30,000	30,000

(d) **Fair value of financial assets and liabilities:**

	26 December 2000		1 January 2002		27 March 2001		2 April 2002	
	Book value £000	Fair value £000	Book value £000	Fair value £000	Book value £000	Fair value £000	Book value £000	Fair value £000
Primary financial instruments held or issued to finance the WHH Group's operations								
Cash	84,807	84,807	104,822	104,822	96,136	96,136	143,041	143,041
Current portion of long-term borrowings	(22,816)	(22,816)	(46,406)	(46,406)	(30,487)	(30,487)	(46,406)	(46,406)
Long-term borrowings.	(877,111)	(881,611)	(866,612)	(880,862)	(874,285)	(879,535)	(879,934)	(891,934)
Other creditors.	(996)	(996)	—	—	(996)	(996)	—	—
Non-equity preference shares	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)
Derivative financial instruments held to manage the interest rate profile								
Interest rate swaps	—	468	—	502	—	14	—	831
Interest rate collars	—	282	—	(169)	—	(14)	—	—

Market value has been used to determine the fair value of listed debt. Derivative pricing models have been used to calculate the fair values of interest rate swaps and collars.

(e) **Hedging**

The Group's policy is to substantially hedge its interest rate exposure using interest rate swaps and collars.

Gains and losses on instruments used for hedging are not recognised until the expense being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging and the movements therein are as follows:

	52 weeks ended 28 December 1999 £000	52 weeks ended 26 December 2000 £000	53 weeks ended 1 January 2002 £000	13 weeks ended 27 March 2001 £000	13 weeks ended 2 April 2002 £000
Unrecognised gains and losses on hedges at beginning of period	—	7,141	750	750	333
Gains and losses arising in previous periods that were recognised in the period	—	(2,111)	(422)	222	(475)
Gains and losses arising before beginning of period that were not recognised in the period	—	5,030	328	972	(142)
Gains and losses arising in the period that were not recognised in the period	7,141	(4,280)	5	(972)	973
Unrecognised gains and losses on hedges at the end of period	7,141	750	333	—	831
Gains and losses expected to be recognised in the next financial period	3,259	486	(299)	—	(1,113)
Gains and losses expected to be recognised after the next financial period	3,882	264	632	—	1,944

21. CALLED UP SHARE CAPITAL

	26 December 2000 Number of shares	26 December 2000 £	1 January 2002 Number of shares	1 January 2002 £	27 March 2001 Number of shares	27 March 2001 £	2 April 2002 Number of shares	2 April 2002 £
Authorised:								
A ordinary shares of 10p each	50,875	5,088	50,875	5,088	50,875	5,088	50,875	5,088
B ordinary shares of 10p each	50,875	5,088	50,875	5,088	50,875	5,088	50,875	5,088
Preference shares of 10p each	1,017,500	101,750	1,017,500	101,750	1,017,500	101,750	1,017,500	101,750
Deferred shares of 10p each	—	—	20	2	—	—	20	2
		111,926		111,928		111,926		111,928
Called up, allotted and fully paid:								
A ordinary shares of 10p each	50,020	5,002	50,000	5,000	50,020	5,002	50,000	5,000
B ordinary shares of 10p each	50,000	5,000	50,000	5,000	50,000	5,000	50,000	5,000
Preference shares of 10p each	1,000,000	100,000	1,000,000	100,000	1,000,000	100,000	1,000,000	100,000
Deferred shares of 10p each	—	—	20	2	—	—	20	2
		110,002		110,002		110,002		110,002

The "A" and "B" ordinary shares rank *pari passu* in all respects other than on a poll. Holders of the "A" shares shall have 10 votes for every share held and holders of the "B" shares shall have one vote for every share held.

The preference shares are not entitled to dividends. They are redeemable by WHH at any time and will be redeemed at their issue price on a sale or listing of WHH or on 31 March 2009. The holders of the preference shares are entitled to the surplus assets of WHH on a winding up in priority to the holders of the ordinary shares. The preference shares carry no voting rights.

On 29 October 2001, a resolution was passed:

- increasing the authorised share capital of WHH by £2, by the creation of 20 deferred shares of 10p each;
- converting 20 A Shares of 10p each to 20 deferred shares of 10p each.

The deferred shares are not entitled to any dividends and do not carry any voting rights. WHH is entitled to appoint anyone it sees fit to execute a transfer (on behalf of the holders of the deferred shares) for no consideration to such person as WHH may determine. It is also entitled to purchase the deferred shares for not more than an aggregate sum of 1p for all the deferred shares, without any requirement to obtain the consent of the holders thereof.

22. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS AND STATEMENT OF MOVEMENTS IN RESERVES

	Share capital £000	Share premium account £000	Profit and loss account £000	Total £000
At 28 December 1999	110	990	(33,785)	(32,685)
Profit for the financial period	—	—	894	894
Currency translation differences on foreign currency net investments	—	—	138	138
Other recognised gains and losses – actuarial loss recognised in the pension scheme and deferred tax arising thereon	—	—	(7,539)	(7,539)
At 26 December 2000	110	990	(40,292)	(39,192)
Profit for the financial period	—	—	3,622	3,622
Currency translation differences on foreign currency net investments	—	—	45	45
Other recognised gains and losses – actuarial loss recognised in the pension scheme and deferred tax arising thereon	—	—	(4,534)	(4,534)
At 27 March 2001	110	990	(41,159)	(40,059)
Profit for the financial period	—	—	14,786	14,786
Currency translation differences on foreign currency net investments	—	—	(116)	(116)
Other recognised gains and losses – actuarial loss recognised in the pension scheme and deferred tax arising thereon	—	—	(15,299)	(15,299)
At 1 January 2002	110	990	(41,788)	(40,688)
Profit for the financial period	—	—	11,111	11,111
Currency translation differences on foreign currency net investments	—	—	32	32
Other recognised gains and losses – actuarial loss recognised in the pension scheme and deferred tax arising thereon	—	—	(258)	(258)
At 2 April 2002	110	990	(30,903)	(29,803)

23. PROFIT AND LOSS RESERVE

	26 December 2000 £000	1 January 2002 £000	27 March 2001 £000	2 April 2002 £000
Profit and loss account excluding pension asset/(liability)	(59,046)	(39,619)	(55,092)	(27,466)
Pension asset/(liability)	18,754	(2,169)	13,933	(3,437)
Profit and loss account including pension asset/(liability)	(40,292)	(41,788)	(41,159)	(30,903)

24. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Operating profit	69,315	78,949	107,123	24,774	36,403
Depreciation	11,807	14,020	16,568	4,129	4,272
(Profit)/loss on sale of fixed assets	(375)	148	(752)	16	(209)
Decrease/(increase) in stock	5	43	(12)	40	39
(Increase)/decrease in debtors	(323)	(3,453)	2,535	1,341	(2,543)
Increase in creditors	201	7,245	3,408	2,035	7,377
Defined benefit pension cost less cash contributions	4,309	4,111	4,320	1,039	1,304
Cash inflow from operating activities	84,939	101,063	133,190	33,374	46,643

The cash inflow from operating activities for the 52 weeks ended 28 December 1999 included a net £3,532,000 cash outflow arising in the period before the acquisition of WHL by Baseflame, a subsidiary of WHH. These pre-acquisition cash flows have been eliminated in the consolidated cash flow statement under "Acquisitions".

25. ANALYSIS OF NET DEBT

	At 29 December 1999 £'000	Cash flow £'000	Other non-cash changes £'000	At 26 December 2000 £'000	Cash flow £'000	Other non-cash changes £'000	At 27 March 2001 £'000	Cash flow £'000	Other non-cash changes £'000	At 1 January 2002 £'000	Cash flow £'000	Other non-cash changes £'000	At 2 April 2002 £'000
Cash at bank and in hand[(1)]	38,428	46,379	—	84,807	11,329	—	96,136	8,686	—	104,822	38,219	—	143,041
Debt due within one year	(8,821)	9,000	(22,627)	(22,448)	7,000	(14,561)	(30,009)	30,419	(46,139)	(45,729)	—	(49)	(45,778)
Debt due after one year	(834,853)	—	(24,101)	(858,954)	—	2,122	(856,832)	—	5,623	(851,209)	—	(13,939)	(865,148)
	(805,246)	55,379	(46,728)	(796,595)	18,329	(12,439)	(790,705)	39,105	(40,516)	(792,116)	38,219	(13,988)	(767,885)

Other non-cash changes are analysed in note 26 below.

(1) Cash at bank and in hand includes clients' balances as explained in note 17.

26. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	52 weeks ended 28 December 1999 £'000	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Increase in cash in the period	38,428	46,379	20,015	11,329	38,219
Cash (inflow)/outflow from (increase)/decrease in debt net of debt issue costs paid	(318,818)	9,000	37,419	7,000	—
Change in net debt resulting from cash flows	(280,390)	55,379	57,434	18,329	38,219
Debt acquired with subsidiary	(602,086)	—	—	—	—
Change in acquired net debt arising from pre-acquisition movements	(99,342)	—	—	—	—
Accrued interest on subordinated convertible unsecured loan stock 2008	(4,408)	—	—	—	—
Waiver of subordinated convertible unsecured loan stock 2008	230,294	—	—	—	—
Accrued interest on Deep Discount Bonds	(30,023)	(43,993)	(50,510)	(11,846)	(13,322)
Debt issue costs written off	(16,305)	—	—	—	—
Debt issue costs amortised	(2,738)	(2,735)	(2,445)	(593)	(666)
Decrease in debt issue costs unpaid	(248)	—	—	—	—
	(805,246)	8,651	4,479	5,890	24,231
Opening net debt	—	(805,246)	(796,595)	(796,595)	(792,116)
Closing net debt (see note 25)	(805,246)	(796,595)	(792,116)	(790,705)	(767,885)

27. ACQUISITION OF SUBSIDIARY UNDERTAKINGS

In accordance with a Sale and Purchase Agreement dated 20 February 1999, as amended on 26 March 1999, Baseflame Limited, a subsidiary of WHH, acquired the entire share capital of WHL. On 29 March 1999 Baseflame purchased £130.3 million of unsecured redeemable loan stock issued by WHL and waived it entirely.

	Book value £'000	Fair value adjustments £'000	Fair value £'000
Net assets acquired			
Intangible fixed assets	628,708	70,228	698,936
Tangible fixed assets	77,918	—	77,918
Investment in associated undertaking	25,105	—	25,105
Stocks	335	—	335
Debtors	8,764	19,973	28,737
Cash	32,398	—	32,398
Creditors: amount falling due within one year	(60,285)	—	(60,285)
Creditors: amount falling due after more than one year	(594,298)	—	(594,298)
Provisions for liabilities and charges	(750)	—	(750)
Share of net liabilities of associate	(7,907)	—	(7,907)
	109,988	90,201	200,189

	£'000
Cost of acquisition	824,483
Debt acquired	(494,000)
Cumulative unsecured loan stock (CULS) acquired	(130,294)
Consideration for shares	200,189
CULS acquired	130,294
Acquisition costs remaining to be paid at period end	(2,990)
Cash outflow in respect of acquisition	327,493

The consolidated profit after tax of WHL in its preceding financial year ended 29 December 1998 was £16,283,000 and for the period 30 December 1998 to the date of acquisition was a loss of £10,644,000.

On 7 April 1999 William Hill Organization Limited, a principal subsidiary of WHH, acquired the entire share capital of Brooke Bookmakers Limited.

	Book value £'000	Fair value adjustments £'000	Fair value £'000
Net assets acquired			
Intangible fixed assets	—	2,700	2,700
Tangible fixed assets	125	(75)	50
Debtors	11	—	11
Cash	725	—	725
Creditors	(178)	—	(178)
	683	2,625	3,308
Satisfied by:			
Cash			3,308

The profit after tax of Brooke Bookmakers Limited in its preceding financial year ended 31 October 1998 was £110,000 and for the period from 1 November 1998 to the date of acquisition was £60,000.

The acquisition of both WHL and Brooke Bookmakers Limited were accounted for using acquisition accounting.

28. CAPITAL COMMITMENTS

The WHH Group had capital commitments as follows:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Contracted but not provided for	4,051	7,615	4,953	10,648

29. CONTINGENT LIABILITIES

At each period end the WHH Group had given a guarantee to third parties in respect of the rental of office premises on behalf of Satellite Information Services Limited, a subsidiary of SIS. The guarantees are given by Camec Limited but it has an indemnity from other parties for each of those parties' proportion of the liability. The guarantees are to the value of:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Guarantees	1,120	840	1,050	770

30. OPERATING LEASE COMMITMENTS

The WHH Group was committed to making the following payments during the next financial year as follows:

	26 December 2000		1 January 2002		27 March 2001		2 April 2002	
	Land and buildings £'000	Other £'000	Land and buildings £'000	Other £'000	Land and buildings £'000	Other £'000	Land and buildings £'000	Other £'000
Payments due within one year for leases which expire:								
Within one year	1,993	—	2,011	—	2,072	—	2,268	282
Within two to five years	3,853	6,102	4,316	6,252	3,899	6,230	4,198	6,327
After five years	16,769	—	18,270	—	16,590	—	18,548	—
	22,615	6,102	24,597	6,252	22,561	6,230	25,014	6,609

31. PENSION COSTS

The WHH Group operates one exempt approved occupational pension scheme with two sections: a defined benefit section and a defined contribution section. The pension costs in respect of the defined contribution section are set out below:

	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Pension cost – contributions payable	42	247	9	122
Accrued contributions	—	228	—	347

In respect of the defined benefit section, a full actuarial valuation was carried out as at 30 September 2001 and updated to 1 January 2002 by a qualified independent actuary. The major assumptions used by the actuary were:

	26 December 2000 £'000	1 January 2002 £'000	27 March 2001 £'000	2 April 2002 £'000
Rate of increase of salaries	3.70%	3.50%	3.40%	3.80%
Rate of increase in pensions in payment	2.70%	2.50%	2.40%	2.80%
Discount rate	6.00%	5.75%	6.00%	6.00%
Inflation rate	2.70%	2.50%	2.40%	2.80%

Following a valuation of the defined benefit section for funding purposes as at 30 September 2001, the employer's contribution rate was agreed at 13.5% with effect from 1 January 2002.

The assets in the scheme and their expected rate of return were:

	Return at 26 December 2000	Value at 26 December 2000 £'000	Return at 1 January 2002	Value at 1 January 2002 £'000	Return at 27 March 2001	Value at 27 March 2001 £'000	Return at 2 April 2002	Value at 2 April 2002 £'000
Equities	7.0%	128,300	6.35%	113,600	7.0%	120,000	6.35%	117,100
Total market value of assets		128,300		113,600		120,000		117,100
Present value of scheme liabilities		(101,509)		(116,700)		(100,096)		(122,010)
Surplus/(deficit) in scheme		26,791		(3,100)		19,904		(4,910)
Related deferred tax (liability)/asset		(8,037)		931		(5,971)		1,473
Net pension asset/(liability)		18,754		(2,169)		13,933		(3,437)

Movement in surplus/(deficit) during the period

	52 weeks ended 26 December 2000 £'000	53 weeks ended 1 January 2002 £'000	13 weeks ended 27 March 2001 £'000	13 weeks ended 2 April 2002 £'000
Surplus/(deficit) in scheme at beginning of the period	37,994	26,791	26,791	(3,100)
Movement in period:				
Current service cost	(4,260)	(4,260)	(1,065)	(1,185)
Contributions	157	169	28	—
Other finance income	3,800	3,000	750	175
Actuarial losses	(10,900)	(28,800)	(6,600)	(800)
Surplus/(deficit) in scheme at end of period	26,791	(3,100)	19,904	(4,910)

Analysis of amounts recognised in the statement of total recognised gains and losses (STRGL) and history of experience gains and losses

	52 weeks ended 28 December 1999	52 weeks ended 26 December 2000	53 weeks ended 1 January 2002	13 weeks ended 27 March 2001	13 weeks ended 2 April 2002
Difference between the expected and actual return on scheme assets:					
Amount (£'000)	19,200	(17,800)	(23,500)	(11,100)	1,100
% of scheme assets	14%	(14%)	(20%)	(9%)	(1%)
Experience gains and losses on scheme liabilities:					
Amount (£'000)	(200)	6,700	3,300	(4,600)	(500)
% of scheme liabilities	0%	7%	3%	(4%)	0%
Changes in assumptions underlying the present value of the scheme liabilities	12,300	200	(8,600)	9,100	(1,400)
Total amount recognised in STRGL:					
Amount (£'000)	31,300	(10,900)	(28,800)	(6,600)	(800)
% of scheme assets	32%	(11%)	(24%)	(6%)	(1%)

32. RELATED PARTY TRANSACTIONS

During the 53 weeks to 1 January 2002 the WHH Group made purchases of £13.3 million (2000 – £11.9 million; 1999 – £9.9 million; 2 April 2002 – £3.2 million; 27 March 2001 – £2.9 million) from Satellite Information Services Limited, a subsidiary of the Group's associated undertaking, SIS. At 1 January 2002 the amount payable to Satellite Information Services Limited by the WHH Group was £22,000 (26 December 2000 – £5,000; 28 December 1999 – £4,000; 2 April 2002 – £176,000; 27 March 2001 – £68,000). The WHH Group also surrendered tax losses for £369,000 (2000 – £1,664,000; 1999 – £nil; 2 April 2002 – £nil; 27 March 2001 – £nil) via consortium relief to its associated undertaking. The amount owed to the WHH Group in respect of these losses at 1 January 2002 was £nil (26 December 2000 – £1,195,000; 28 December 1999 – £nil; 2 April 2002 – £nil; 27 March 2001 – £nil).

WHH's subsidiary, William Hill Investments Limited, has issued £1,065.0 million of Deep Discount Bonds with an initial price of £342.9 million to funds and investors managed or advised by Cinven Limited and CVC Capital Partners Limited or an affiliate thereof (see note 19(c)) who exercise a significant influence over the Company. The amount owed at 1 January 2002 was £467.4 million (26 December 2000 – £416.9 million; 28 December 1999 – £372.9 million; 2 April 2002 – £480.8 million; 27 March 2001 – £428.8 million). Monitoring fees of £267,000 (2000 – £241,000; 1999 – £176,000; 2 April 2002 – £62,000; 27 March 2001 – £61,000) payable to Cinven Limited and CVC Capital Partners Limited or an affiliate thereof were charged in the period and £161,000 was included in accruals and deferred income in the balance sheet at 1 January 2002 (26 December 2000 – £338,000; 28 December 1999 – £176,000; 2 April 2002 – £176,000; 27 March 2001 – £281,000). In 1999 finance fees of £8 million were paid to Cinven Limited and CVC Capital Partners Limited or an affiliate thereof in respect of arranging equity finance for WHH and the Deep Discount Bonds for WHH's subsidiary, William Hill Investments Limited.

As part of the transactions surrounding the acquisition of the WHL Group in 1999, WHH issued to the Directors and certain senior executive management of the Group a total of 5,727 "A" Shares, 5,710 "B" Shares and 22,077 preference shares in return for cash consideration of £5,727, £5,710 and £22,077 respectively. In addition, WHH contributed £977,923 to an Employee Benefit Trust which has granted for nil consideration options over 977,923 preference shares to the Directors and certain senior executive management of the WHH Group. These options are exercisable at any time at a price of £1 per option but will lapse automatically one week prior to the tenth anniversary of the call option agreement (29 March 1999) or following the listing or sale of WHH.

On 7 August 2001, an Employee Benefit Trust established by the WHH Group purchased 617 "A" Shares, 617 "B" Shares and an option to purchase 111,051 preference shares from each of J M Brown (a director of WHH) and R Lambert (a former director of WHH) for a total consideration of £8,000,238.

33. POST BALANCE SHEET EVENTS

WHH has been owned by a combination of certain funds managed or advised by Cinven Limited, certain funds and investors managed or advised by CVC Capital Partners Limited or an affiliate thereof, companies and funds that co-invest with Cinven Limited and/or CVC Capital Partners Limited or an affiliate thereof, the Employee Benefit Trust and certain members of management. In April 2002, such shareholders agreed to exchange their shares in WHH for shares in William Hill PLC (formerly Troniclong Limited) as part of a group reorganisation.

The Group has received claims from 24dogs (Ireland) Racing Limited ("24dogs") following termination of an agreement dated 23 November 2000 between that company and William Hill Offshore Limited, a company in the Group, for the establishment by 24dogs of an internet website dedicated to the sport of greyhound racing and the provision by the Group of a fixed-odds bookmaking service to that site. Based on legal advice, the Group considers many aspects of the claims to be without merit, and the claims, if pursued, will be vigorously defended.

Yours faithfully

Deloitte & Touche
Chartered Accountants"

The following is the full text of the accountants' report prepared by Deloitte & Touche, the reporting accountants of William Hill PLC:

"Deloitte & Touche

Deloitte & Touche
Hill House
1 Little New Street
London EC4A 3TR

The Directors
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB

Salomon Brothers U.K. Equity Limited
Citigroup Centre
33 Canada Square
London E14 5LB

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

29 May 2002

Dear Sirs

WILLIAM HILL PLC (THE "COMPANY")

We report on the financial information set out below. This financial information has been prepared for inclusion in the prospectus of William Hill PLC (the "Company") dated 29 May 2002 (the "Prospectus") relating to the offering of Shares (the "Offer") and the admission of the entire issued ordinary share capital of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange ("Admission").

BASIS OF PREPARATION

The Company was incorporated on 8 May 2001 under the name Troniclong Limited. The name of the Company was changed to William Hill PLC on 28 May 2002.

The Company did not trade throughout the period, has not incurred any liabilities and consequently has made neither profit nor loss. Accordingly, no profit and loss has been presented. No dividends have been declared since incorporation.

The financial information set out in this report is based on the audited non-statutory accounts of the Company for the period from 2 January 2002 to 2 April 2002 to which no adjustments were considered necessary.

RESPONSIBILITY

Such financial statements are the responsibility of the Directors of the Company who approved their issue.

The Directors of the Company are responsible for the contents of the Prospectus in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions outside the UK and accordingly should not be relied upon as if it had been carried out in accordance with such standards and practices.

OPINION

In our opinion, the financial information set out below gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Company as at 2 April 2002.

Consolidated Balance Sheet

	2 April 2002 £
Current assets	
Debtors – Share capital not yet paid	1
Net assets	1
Capital and Reserves	
Called up share capital	1
Total Equity Shareholders' Funds	1

NOTES TO THE FINANCIAL INFORMATION

1. ACCOUNTING POLICIES

A summary of the Company's principal accounting policies is set out below.

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with accounting standards applicable in the United Kingdom. The particular accounting policies, which have been consistently applied for all periods covered by this report, are set out below.

Acquisitions

On the acquisition of a company the excess of purchase consideration over the fair value of tangible fixed assets, other assets and liabilities acquired represents an intangible asset comprising licence value, goodwill and brand value, which is capitalised.

On the acquisition of LBOs the excess of purchase consideration over the fair value of tangible fixed assets, other assets and liabilities acquired is capitalised as an intangible fixed asset.

Intangible fixed assets

Intangible fixed assets represent licence value, goodwill and brand value. It is not considered appropriate to show these components as separate asset categories.

The Companies Act requires goodwill to be amortised over a finite period. The Directors consider that the Company's intangible assets have an indefinite life, due to their long-term nature. Consequently, the Directors consider that to amortise the asset would not provide a true and fair view, and so the financial statements depart from this specific requirement of the Companies Act. If this departure from the Companies Act had not been made the profit for the financial year would have been reduced by amortisation. The amount of this amortisation cannot be quantified because of the indefinite life of these assets.

The non-amortisation of the intangible assets means that they are subject to annual impairment testing in accordance with FRS 10 and 11.

Tangible fixed assets

Tangible assets comprise the assets, which can be physically replaced and are stated in the consolidated balance sheet at fair value, less provision, if any, for impairment in value together with additions at cost, less cumulative depreciation.

The values incorporated for LBOs include the value of fixtures and fittings and the property, all of which are considered to be an integral part of the valuation.

Depreciation on properties has been provided on the element of the property that requires replacement. These assets together with other tangible fixed assets are depreciated over their estimated useful lives on a straight-line basis as follows:

Long leasehold properties	—	65 years
Short leasehold properties	—	over the unexpired period of the lease
Fixtures, fittings, and equipment and motor vehicles	—	at variable rates between 3 and 10 years

No depreciation is provided on freehold land and buildings. In the Directors' opinion annual expenditure on freehold buildings is sufficient to ensure that the residual value approximates to cost and therefore no provision for depreciation is required. Freehold and long leasehold properties are subject to impairment testing in accordance with FRS 15.

Investments

Investments are stated in the consolidated balance sheet at fair value at the date of acquisition and in the Company's balance sheet at cost and in each case less provision, if any, for impairment in value.

Shares in associated undertakings are accounted for using the net equity method. The consolidated profit and loss account includes the Company's share of pre-tax profits and attributable taxation of associated

undertakings. In the consolidated balance sheet, the investment in associated undertakings is shown as the Group's share of net assets or liabilities of associated undertakings, and the unamortised element of goodwill relating to the acquisition of associated undertakings.

Stocks

Stocks represent stocks of consumables in stores. They are stated at the lower of cost and net realisable value.

Deferred taxation

Deferred taxation is provided in full on material timing differences at the rate of taxation anticipated to apply when these differences crystallise. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

A deferred tax asset is only recognised where it is more likely than not that it will be recoverable in the future. Deferred tax assets and liabilities recognised have not been discounted.

Capital instruments

Capital instruments are accounted for and classified as equity or non-equity share capital and debt according to their form. Convertible debt is separately disclosed and regarded as debt unless conversion actually occurs. Provision is made for the accrued premium payable on redemption of redeemable debt or non-equity interests. Finance costs incurred in issuing debt instruments are set off against the debt instrument to which they relate and are amortised over the term of the debt at a constant rate on the carrying amount.

Turnover

Turnover in respect of the LBO, telephone and online sportsbook represents amounts receivable in respect of bets placed on events which occurred by the period end. Turnover from AWPs and the interactive casino operation represents net takings from customers.

Leases

Rental costs under operating leases are charged to the profit and loss account in equal amounts over the periods of the leases.

Financial instruments

Derivative instruments utilised by the Group are interest rate swaps and collar arrangements. The Group does not enter into speculative derivative contracts. All such instruments are used for hedging purposes to alter the risk profile of an existing underlying exposure of the Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps and collar agreements are recognised as adjustments to interest expense over the period of the contracts.

Foreign exchange

Transactions denominated in foreign currencies are translated into sterling at the rates ruling at the date of the transaction or at an average rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account.

The results of foreign subsidiaries are translated into sterling at the average rates of exchange and the assets and liabilities at closing rates of exchange. Differences arising from the retranslation of opening net assets and from translating results at average rates and assets and liabilities at closing rates are dealt with as a movement on reserves.

2. SHARE CAPITAL

	2 April 2002 £
Authorised:	
1,000 ordinary shares of £1 each	1,000
Allotted and not yet paid:	
1 ordinary share of £1 each	1

On 15 April 2002 the following transactions took place:

- 1 ordinary share of £1 was allotted fully paid up in cash.
- The 2 issued ordinary shares of £1 each and each of the remaining 998 unissued ordinary shares of £1 each were subdivided into 10 ordinary shares of 10p each.
- Each of the 10,000 ordinary shares of 10p each were redesignated as 'A' ordinary shares.
- The authorised share capital of the Company was increased from £1,000 to £27,170,002 by the creation of an additional 135,340,000 'A' ordinary shares of 10p each, 135,350,000 'B' ordinary shares of 10p each, 2,707,000,000 preference shares of $^{10}/_{2707}$p each and 54,140 deferred shares of $^{10}/_{2707}$p each.

135,349,980 'A' ordinary shares of 10p each were allotted and fully paid up in exchange for 50,000 'A' ordinary shares of William Hill Holdings Limited, 135,350,000 'B' ordinary shares of 10p each were allotted and fully paid up in exchange for 50,000 'B' ordinary shares of William Hill Holdings Limited. 2,707,000,000 preference shares of $^{10}/_{2707}$p each were allotted and fully paid up in exchange for 1,000,000 preference shares of William Hill Holdings Limited and 54,140 deferred shares of $^{10}/_{2707}$p each were allotted and fully paid up in exchange for 20 deferred shares of William Hill Holdings Limited.

3. RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	2 April 2002 £
Balance at start of period	—
Issued share capital at incorporation	1
Balance as at 2 April 2002	1

4. POST BALANCE SHEET EVENTS

On 15 April 2002 the Company acquired the entire share capital of William Hill Holdings Limited (WHH). WHH has been owned by a combination of certain funds managed or advised by Cinven Limited, certain funds and investors managed or advised by CVC Capital Partners Limited or an affiliate thereof, companies and funds that co-invest with Cinven Limited and/or CVC Capital Partners Limited or an affiliate thereof and certain members of management. In April 2002 such shareholders agreed to exchange their shares in WHH for shares in the Company as part of a group reorganisation.

Yours faithfully

Deloitte & Touche
Chartered Accountants"

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Set out below are the unaudited pro forma consolidated profit and loss account of the Group for the 53 weeks ended 1 January 2002 and the unaudited pro forma consolidated net asset statement of the Group as at 2 April 2002. The pro forma profit and loss account and statement of net assets have been prepared as if the Global Offer and the reduction in the Group's borrowings, including completion of a tender offer in respect of the outstanding Senior Subordinated Notes, as a result of the Global Offer had occurred on 27 December 2000 and 2 April 2002, respectively.

The unaudited pro forma consolidated profit and loss account of the Group set out below is derived from the audited consolidated profit and loss account of the WHH Group for the 53 weeks ended 1 January 2002 which has been extracted without adjustment from the Accountants' Reports in Part 6 of this document, and after making further adjustments as set out below.

The unaudited pro forma consolidated statement of net assets set out below is derived from the consolidated audited balance sheets of the Company and of WHH Group as at 2 April 2002, which have been extracted without adjustment from the Accountants' Reports, in Part 6 of this document and after making further adjustments as set out below.

The unaudited pro forma consolidated profit and loss account takes no account of any trading activity or any movements in any balance sheet items since 1 January 2002 and in respect of the unaudited pro forma consolidated statement of net assets, any trading activity since 2 April 2002 or any movements in any balance sheet items since that date.

The information has been prepared for illustrative purposes only and because of its nature, may not give a true picture of the Group's trading or financial position.

UNAUDITED PRO FORMA CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE 53 WEEKS ENDED 1 JANUARY 2002

	Audited £'000	Non-exceptional adjustments for the reduction of borrowings and the Global Offer £'000	Pre-exceptional pro forma £'000	Exceptional adjustments for the reduction of borrowings and the Global Offer £'000	Pro forma £'000
Turnover	2,452,194	—	2,452,194	—	2,452,194
Cost of sales	(2,087,158)	—	(2,087,158)	—	(2,087,158)
Gross profit	365,036	—	365,036	—	365,036
Exceptional operating expenses[1]	—	—	—	(17,800)	(17,800)
Other net operating expenses	(257,913)	—	(257,913)	—	(257,913)
Operating profit	107,123	—	107,123	(17,800)	89,323
Share of operating profit in associated undertaking	4,910	—	4,910	—	4,910
Profit on ordinary activities before interest and taxation	112,033	—	112,033	(17,800)	94,233
Net interest payable and similar charges[2]	(87,732)	53,831	(33,901)	—	(33,901)
Exceptional interest payable and similar charges[3]	—	—	—	(33,625)	(33,625)
Other finance income	3,000	—	3,000		3,000
Profit on ordinary activities before taxation	27,301	53,831	81,132	(51,425)	29,707
Tax on profit on ordinary activities[4]	(8,893)	(16,149)	(25,042)	13,567	(11,475)
Profit on ordinary activities after taxation	18,408	37,682	56,090	(37,858)	18,232
Basic and diluted earnings per share[5]	6.97		13.4		4.4

1. An adjustment of £17.8 million has been made to reflect exceptional operating expenses in respect of the estimated professional fees and other costs including staff incentive arrangements in connection with the Global Offer and the New Banking Facility assumed to be charged to the profit and loss account.

2. The net interest adjustment of £53.8 million is calculated to show the effect of the reduction of the Group's borrowings following the Global Offer as if completion of the Global Offer had occurred on 27 December 2000. The following adjustments have been made as a result of such reduction which are expected to have a continuing effect on the Group:

   (a) reduction in interest costs totalling £50.5 million, which was previously charged to the profit and loss account, in respect of the Deep Discount Bonds, which will be repaid from the proceeds of the Global Offer, the New Bank Facility and cash resources of the Group

   (b) reduction in interest costs totalling £23.0 million, which was previously charged to the profit and loss account, in respect of the Term Loan Facility, which will be repaid from the proceeds of the Global Offer, the New Bank Facility and cash resources of the Group

   (c) reduction in interest costs totalling £16.2 million, which was previously charged to the profit and loss account, in respect of the Senior Subordinated Notes, which will be repaid from the proceeds of the Global Offer, the New Bank Facility and cash resources of the Group and assumes that 100% of the Senior Subordinated Notes will be tendered

   (d) reduction in the annual charge relating to the amortisation of finance fees of £1.4 million

   (e) an increase in interest costs of £33.8 million as a result of the New Bank Facility

   (f) a net decrease in interest receivable of £3.5 million arising from the change in financing arrangements for the Group.

   All the above adjustments are of continuing effect to the Group.

3. An adjustment of £33.6 million has been made to reflect exceptional interest costs as a result of the reduction of the Group's borrowings following the Global Offer which are not expected to have a continuing effect on the Group:

   (a) write off of capitalised prepaid finance fees in respect of the Term Loan Facility, the Senior Subordinated Notes and the Deep Discount Bonds totalling £18.5 million; and

   (b) estimated cost of the tender for the Senior Subordinated Notes of £15.1 million.

4. All adjustments have been assumed to attract a tax charge or credit as appropriate of 30% of the underlying transaction other than those exceptional expenses which have been deemed to be non-deductible for tax purposes.

5. Pro forma earnings per share is calculated based on the number of Shares of the Company in issue following the Global Offer. This reflects the pro forma post-tax earnings attributable to 417,446,902 Shares, which does not include 4,364,209 Shares held in the William Hill Employee Benefit Trust.

   Pre-exceptional pro forma earnings per share is calculated based on the number of Shares of the Company following the Global Offer. This reflects the pre-exceptional pro forma post-tax earnings attributable to 417,446,902 Shares, which does not include 4,364,209 Shares held in the William Hill Employee Benefit Trust.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET ASSETS AS AT 2 APRIL 2002

	The Company as at 2 April 2002 £'000	Adjustments: William Hill Holdings Limited Group as at 2 April 2002 £'000	Adjustments: Impact of reduction of borrowings and the Global Offer £'000	Pro forma 2 April 2002 £'000
Fixed assets				
Intangible fixed assets	–	702,807	–	702,807
Tangible fixed assets	–	91,603	–	91,603
Investments[1]	–	11,311	(2,900)	8,411
	–	805,721	(2,900)	802,821
Current assets				
Stocks	–	260	–	260
Debtors: amounts recoverable within one year	–	13,510	–	13,510
Debtors: amounts recoverable after more than one year	–	3,721	–	3,721
Cash at bank and in hand[2]	–	143,041	(126,151)	16,890
Total current assets	–	160,532	(126,151)	34,381
Creditors – amounts falling due within one year[3]	–	(127,471)	56,989	(70,482)
Net current assets/(liabilities)	–	33,061	(69,162)	(36,101)
Total assets less current liabilities	–	838,782	(72,062)	766,720
Creditors – amounts falling due after more than one year[4]	–	(865,148)	351,048	(514,100)
Net liabilities excluding pension (liability)/asset	–	(26,366)	278,986	252,620
Pension (liability)/asset	–	(3,437)	–	(3,437)
Net liabilities including pension (liability)/asset	–	(29,803)	278,986	249,183

1. Adjustments to investments have been made to reflect the disposal of Existing Shares costing £2.9 million held by the Employee Benefit Trust for £5.0 million in connection with the Global Offer. See paragraph 7.5 of Part 9.

2.(a) Adjustments to cash at bank and in hand have been made to reflect:

(i) assumed net proceeds of £326.2 million after expenses of £13.8 million in connection with the Global Offer (gross proceeds of £340 million);

(ii) redemption of preference shares in WHH of £1.0 million (see paragraph 2.6 of Part 9);

(iii) receipt under the New Bank Facility of £514.1 million after finance fees paid of £5.9 million in connection with the New Bank Facility;

(iv) repayment of the Term Loan Facility of £300.1 million, including accrued interest of £4.5 million thereon;

(v) repayment of £171.8 million Senior Subordinated Notes including £15.1 million of costs associated with the tender offer for the purchase of the Senior Subordinated Notes and £6.7 million of accrued interest;

(vi) repayment of the Deep Discount Bonds of £480.8 million;

(vii) payment of £17.8 million of exceptional operating expenses relating to the Global Offer and the New Banking Facility; and

(viii) receipt of £5.0 million proceeds from the disposal of Existing Shares by the Employee Benefit Trust to repay part of a loan made to it by the Group. See paragraph 7.5 of Part 9 for a further explanation of this payment.

(b) Cash at bank and in hand includes £6,381,000 of client monies. This is offset by an equivalent amount of client balances representing deposits received and customer winnings, which is included in creditors due within one year.

The reduction in cash as a result of the adjustments described in Note 2 above is as follows:

		Total £'000
Net proceeds	(Note 2(i))	326,200
Repayment of preference shares	(Note 2(ii))	(1,000)
New Banking Facility	(Note 2(iii))	514,100
Repayment of Term Loan and accrued interest	(Note 2(iv))	(300,059)
Repayment of Senior Subordinated Notes	(Note 2(v))	(171,833)
Repayment of Deep Discounted Bonds	(Note 2(vi))	(480,759)
Exceptional operating expenses	(Note 2(vii))	(17,800)
EBT share disposal proceeds	(Note 2(viii))	5,000
		(126,151)

3. Adjustments to creditors falling due within one year have been made to reflect:

   (i) repayment of the Term Loan Facility due in less than one year of £45.8 million after deducting associated prepaid finance fees of £0.6 million; and

   (ii) payment of accrued interest on the Term Loan Facility and Senior Subordinated Notes totalling £11.2 million.

4. Adjustments to creditors falling due after more than one year have been made to reflect:

   (i) drawings under the New Bank Facility of £514.1 million after deducting associated finance fees of £5.9 million;

   (ii) repayment of the Term Loan Facility due after more than one year of £245.8 million after deducting associated prepaid finance fees of £3.4 million;

   (iii) repayment of the Senior Subordinated Notes of £145.1 million after deducting associated prepaid finance fees of £4.9 million; and

   (iv) repayment of the Deep Discount Bonds of £474.3 million after deducting associated finance fees of £6.5 million.

The reduction in net indebtedness as a result of the adjustments described in Notes 1 and 2 above is as follows:

		Pre-adjustments As at 2 April 2002 £'000	Adjustments	Pro forma As at 2 April 2002 £'000
Cash at bank and in hand	(Note 2)	143,041	(126,151)	16,890
Creditors – amounts due within one year				
Bank loans and overdraft	(Note 3(i))	(45,778)	45,778	—
Creditors – amounts due after more than one year:				
Bank loans	(Note 4(ii))	(245,805)	245,805	—
Senior Subordinated Notes	(Note 4(iii))	(145,074)	145,074	—
Deep Discounted Bonds	(Note 4(iv))	(474,269)	474,269	—
New Bank Facility	(Note 4(i))	—	(514,100)	(514,100)
		(767,885)	270,675	(497,210)

The following is the full text of the letter from Deloitte & Touche, the reporting accountants, in relation to the unaudited proforma consolidated profit and loss account and statement of net assets of the Group:

"

Deloitte & Touche

Deloitte & Touche
Hill House
1 Little New Street
London EC4A 3TR

The Directors
William Hill PLC
Greenside House
50 Station Road
Wood Green
London N22 7TP

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB

Salomon Brothers U.K. Equity Limited
Citigroup Centre
33 Canada Square
London E14 5LB

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

17 June 2002

Dear Sirs

WILLIAM HILL PLC (the "Company") AND ITS SUBSIDIARIES (the "Group")

We report on the unaudited pro forma consolidated profit and loss account of the Group for the 53 weeks ended 1 January 2002 and the unaudited pro forma consolidated statement of net assets of the Group as at 2 April 2002 ("the pro forma financial information") set out in Part 7 of the document dated 17 June 2002 (the "June Document") issued by the Company. The pro forma information has been prepared for illustrative purposes only to show the effects of how the Global Offer, the reduction in the Group's borrowings as a result of the Global Offer and the reorganisation of the Group's banking arrangements conditional upon the Global Offer, might have affected the financial information contained in the Accountants' Report on the Group in Part 6 of the June Document on the assumption that these matters had taken place on 27 December 2000 in respect of the unaudited pro forma consolidated profit and loss account and the 2 April 2002 in respect of the unaudited pro forma consolidated statement of net assets.

Responsibilities

It is the responsibility solely of the Directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.35 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom our reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of

any of the underlying financial information, consisted primarily of comparing the unaudited pro forma financial information with the source documents, considering the evidence supporting the adjustments, and discussing the pro forma financial information with the Directors of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and, accordingly, should not be relied upon as if it had been carried out in accordance with such standards and practices.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

Deloitte & Touche
Chartered Accountants"

Part 8 – The Global Offer and Related Matters

REASONS FOR LISTING AND USE OF PROCEEDS

William Hill is seeking a listing and is making the Global Offer in order to establish an appropriate capital structure for the next phase of its development and to enhance its strategic flexibility. The Directors believe that a number of recent developments in the UK gambling market could result in increased opportunities, in particular in relation to consolidation among LBO operators. Following the Global Offer, William Hill will be able to use listed Shares for acquistions and have access to lower cost capital, in addition to the committed but partially undrawn New Bank Facility, allowing it to play a leading role in the development of the UK gambling industry as opportunities arise. The Global Offer will also allow a partial monetisation, subject to price, and enhanced liquidity for William Hill's Institutional Shareholders.

The Company will raise proceeds from the Global Offer of approximately £340 million before expenses (£327.3 million after expenses). The Company intends to use the net proceeds from the Global Offer, a drawdown under the New Bank Facility and cash resources of the Group to repay its borrowings under the Deep Discount Bonds, the Term Loan Facility and the Senior Subordinated Notes, as described in the paragraph below.

Part 7 sets out an unaudited pro forma consolidated net asset statement for the Group as at 2 April 2002 based on the audited consolidated financial information set out in Part 6 and adjusted to illustrate the capital structure of the Group following Admission. On a pro forma basis, the Company would have raised proceeds from the Global Offer of approximately £340 million. The Company would have borrowed £520 million from Admission under the New Bank Facility of £660 million described in paragraph 13(d) of Part 9. The Company would have used its net proceeds from the Global Offer, a draw down of £520 million under the New Bank Facility and cash resources of the Group to repay the entire £481 million owed to the Institutional Shareholders under the Deep Discount Bonds, the entire £300 million of indebtedness under the Term Loan Facility and £172 million to complete its tender offer to buy-in the outstanding Senior Subordinated Notes. These payments would have left the Group with net indebtedness of approximately £497 million. The Company will not receive any of the proceeds from the sale of Existing Shares by the Selling Shareholders.

The pro forma amounts above, with the exception of the proceeds from the Global Offer, may vary from the amounts at Admission due to payments and accrued interest charges between 2 April 2002 and Admission.

On 13 May 2002, the Company announced a tender offer and consent solicitation, conditional on Admission, among other things, for the purchase by William Hill of the Senior Subordinated Notes at a price based upon a spread of 50 basis points over the yield to maturity on the UK Gilt 8% due June 2003. To date, valid tenders in respect of Senior Subordinated Notes and related consents of holders representing in excess of 75% of the outstanding aggregate principal amount of the Senior Subordinated Notes have been received. As a result, an amended and restated Indenture has been executed that amends the Senior Subordinated Notes and the Indenture and eliminates from the Senior Subordinated Notes and the Indenture substantially all of the restrictive covenants which, among other things, restrict the ability of certain Group companies to incur additional indebtedness, make certain restricted payments (including, under certain circumstances, the payment of dividends) or merge or consolidate with another entity. Such amended and restated indenture shall remain effective unless the Company does not consumate the tender offer. For further information, see "Liquidity and capital resources" in Part 5 and "Material contracts" in paragraph 13 of Part 9.

NEW SHARES SUBJECT TO THE GLOBAL OFFER

The Company will issue 151.1 million New Shares under the Global Offer to enable it to make the payments referred to above. The balance of Shares available under the Global Offer will be Existing Shares. The Company will not receive any of the proceeds from the sale of Existing Shares by the Selling Shareholders.

THE SELLING SHAREHOLDERS

The number of Existing Shares held and being sold by each of the Selling Shareholders (assuming the Over-allotment Option is not exercised) are as follows:

Selling Shareholders	Number of Existing Shares held	Number of Existing Shares being sold
Institutional Shareholders[(1)]	240,093,711	121,936,063
Yagnish Chotai[(2)]	63,258	31,629
Donald Mackenzie[(3)]	430,363	215,182
Current employees[(4)]	16,718,432	8,336,005
The Employee Benefit Trust[(5)]	6,680,876	2,316,667

(1) The Institutional Shareholders comprise certain funds managed by, and co-investors with, Cinven and CVC. Those Institutional Shareholders which hold more than 3% of the issued share capital of the Company are listed in paragraph 8 of Part 9. Existing Shares may also be sold by the Institutional Shareholders pursuant to the Over-allotment Option. The number of Shares relating to Institutional Shareholders for these purposes excludes the number of Shares held on behalf of Yagnish Chotai and Donald Mackenzie, which are referred to below.

(2) Yagnish Chotai is a Non-Executive Director of the Company and a director of Cinven. The Shares referred to are held on his behalf by Cinven Nominees Limited, one of the Institutional Shareholders.

(3) Donald Mackenzie is a Non-Executive Director of the Company and a Managing Partner of CVC. The Shares referred to are held on his behalf by CVC Ventures Nominees Limited, one of the Institutional Shareholders.

(4) Each of the employees selling Existing Shares in the Global Offer is a member of the management team below Board level.

(5) The net proceeds from the sale of Existing Shares by the Employee Benefit Trust will be used to repay a loan made to it by William Hill.

After the Offer, the two largest shareholder groups will be Cinven, and the funds under its management, with 14.3% of the Company's issued share capital, and CVC, and the funds under its management, with 12.7% of the Company's issued share capital, assuming the Over-allotment Option is not exercised. If the Over-allotment Option is exercised in full such shareholder groups will hold 9.2% and 8.7%, respectively, of the Company's issued share capital.

OVER-ALLOTMENT OPTION

The Institutional Shareholders have granted to Schroder Salomon Smith Barney on behalf of the Managers the Over-allotment Option pursuant to which Schroder Salomon Smith Barney may require the Institutional Shareholders to sell additional Existing Shares at the Offer Price to cover over-allotments, if any, made in connection with the Global Offer and to cover any short positions resulting from stabilisation transactions. The number of Existing Shares subject to the Over-allotment Option is, in aggregate, equal to 15% of the total number of Shares to be issued or sold in the Global Offer, amounting to 42,591,998 Existing Shares. The Over-allotment Option may be exercised, in whole or in part, at any time up to 30 days from Admission.

LOCK-UP AND ORDERLY SALE ARRANGEMENTS

The Company has agreed that, until its announcement of financial results for the 2002 financial year, it will not, without the consent of Schroder Salomon Smith Barney, issue or offer Shares or related securities, other than pursuant to employee share option schemes, in connection with the acquisition of a business or a company where the market value of the Shares being issued does not exceed £50,000,000 or pursuant to the Global Offer.

Each of the Directors and other existing shareholders have each agreed that, until announcement of the Company's financial results for the 2002 financial year, he or it will not, without the consent of Schroder Salomon Smith Barney, having consulted with Deutsche Bank, or in certain other limited circumstances, dispose of any Shares owned by him or it after Admission.

The majority of the Institutional Shareholders, representing 221,676,230 Shares, have agreed to notify each other if they intend to sell any Shares between Admission and 31 December 2003. In such circumstances, the other relevant Institutional Shareholders will have an opportunity to participate in such sale on a pro rata basis.

INSTITUTIONAL OFFER

Under the Institutional Offer, New and Existing Shares will be available to institutional and certain other investors in the UK and elsewhere. Certain restrictions that apply to the distribution of this document and Shares in jurisdictions outside the UK are described in "Securities laws" below. The terms and conditions governing the Institutional Offer are set out in "Terms and conditions of the Institutional Offer" below.

INTERMEDIARIES OFFER

Members of the public will not be able to apply to the Company directly for Shares in the Global Offer. However, individuals with a mailing address in the UK, the Channel Islands or the Isle of Man can apply for Shares through Intermediaries by completing application forms distributed by such Intermediaries or otherwise following their application procedures. Under the Intermediaries Offer, applications may be made to subscribe for Shares at the Offer Price. Applications must, however, be for Shares having a value at the Offer Price (when determined) of at least £1,000 for each individual application.

In making an application under the Intermediaries Offer, each Intermediary will be undertaking on its own behalf (not on behalf of any other person) to make payment for the Shares to which its application relates, in accordance with the terms and conditions of the Intermediaries Offer. It will also be required to represent and warrant that its clients are not US persons or acting on behalf of any US person.

Applications under the Intermediaries Offer are expected to be met in full. Intermediaries will be notified of their definitive allocations on or about 17 June 2002. In any case, they will be required to pay for Shares allocated to them by 10.00 a.m. on 20 June 2002 by CHAPS transfer or via CREST against delivery of the Shares on 20 June 2002 or such other time and/or date after allocation as may be notified to them in writing.

EMPLOYEE OFFER

Employees of the Group (both full and part time) who were in employment with the Group on 27 May 2002 will have the opportunity to subscribe at the Offer Price for New Shares under the Employee Offer. Shares representing approximately 5% of the Shares available under the Global Offer will be available on a priority basis for subscription by eligible employees under the Employee Offer and applications under the Employee Offer are expected to be met in full. All Shares available under the Employee Offer will be issued or sold at the Offer Price. Applications must, however, be for Shares having a value of at least £500 for each individual applicant. The detailed terms and conditions governing the Employee Offer are set out in the Employee Application Form sent to eligible employees. The Employee Offer will not be underwritten by the Managers.

ALLOCATION AND PRICING

Shares allocated under the Institutional Offer and the Intermediaries Offer are fully underwritten by the Managers, as described in "Underwriting arrangements" below. Allocations have been determined at the discretion of Schroder Salomon Smith Barney and Deutsche Bank (following consultation with the Company, Cinven and CVC) after indications of interest from prospective investors.

All Shares issued or sold pursuant to the Global Offer will be issued or sold at the Offer Price.

The rights attaching to the New Shares and the Existing Shares will be uniform in all respects and they will form a single class for all purposes. The proportions in which particular allocations of Shares under the Offer will comprise Existing Shares and New Shares may vary at the discretion of Schroder Salomon Smith Barney and Deutsche Bank. Certain rights of recourse arising pursuant to the Global Offer in respect of the Shares (including in relation to title to the Shares) may be derived from different persons according to whether the Shares acquired are New Shares (in respect of which such persons may not include the Selling Shareholders) or Existing Shares (in respect of which they may do so).

OVER-ALLOTMENT AND STABILISATION

In connection with the Global Offer, Schroder Salomon Smith Barney, as stabilising manager for the account of the Managers, or any person acting for it, may over-allocate or effect other transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market for a limited period. Such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. However, there is no obligation on Schroder Salomon Smith Barney to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, Schroder Salomon Smith Barney does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

DEALING ARRANGEMENTS

The Global Offer is subject to the satisfaction of conditions contained in the Underwriting Agreement, including Admission occurring by 8.00 am on 20 June 2002 and to the Underwriting Agreement not having

been terminated prior to Admission. Further details of the Underwriting Agreement are set out in paragraph 12 of Part 9.

It is expected that dealings in the Shares will commence on a conditional basis on the London Stock Exchange at 8.00 am on 17 June 2002. The date for settlement of such dealings will be 20 June 2002. All dealings between the commencement of conditional dealings and the commencement of unconditional dealings will be on a "when issued basis" and at the risk of the parties concerned. If the Global Offer does not become unconditional, these dealings will be void.

Admission is expected to take place, and unconditional dealings in the Shares are expected to commence on the London Stock Exchange, at 8.00 am on 20 June 2002. Settlements of dealings from this date will be on a three day rolling basis.

It is intended that, where applicable, definitive share certificates in respect of the Global Offer will be distributed from 20 June 2002.

These times and dates are indicative only and may be extended at the discretion of Schroder Salomon Smith Barney and Deutsche Bank, with the agreement of the Company, Cinven and CVC.

CREST AND THE SHARES

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The articles of association of the Company will permit the holding of Shares under the CREST system. The Company will apply for the Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Shares following Admission may take place within the CREST system if any shareholder so wishes.

CREST is a voluntary system and holders of Shares who wish to receive and retain share certificates will be able to do so. Investors applying for Shares under the Global Offer may, however, elect to receive Shares in uncertificated form if they are a system-member (as defined in The Uncertificated Securities Regulations 2001) in relation to CREST.

Shares available under the Employee Offer will not be available in uncertificated form and successful applicants will instead receive share certificates, which are expected to be distributed from 20 June 2002 to registered shareholders by post.

UNDERWRITING ARRANGEMENTS

The Managers have entered into commitments under the Underwriting Agreement pursuant to which they have agreed, subject to certain conditions, to subscribe or procure subscribers for New Shares and to purchase or to procure purchasers for Existing Shares which, in each case, are allocated pursuant to the Institutional Offer or the Intermediaries Offer. All such subscriptions and purchases will be at the Offer Price. The Underwriting Agreement contains a provision entitling Schroder Salomon Smith Barney and Deutsche Bank to terminate the Global Offer (and the arrangements associated with it) at any time prior to Admission in certain circumstances. If this right is exercised, the Global Offer and these arrangements will lapse and any monies received in respect of the Global Offer will be returned to applicants without interest. The Underwriting Agreement will provide for the Managers to be paid commissions in respect of all New Shares and Existing Shares allocated pursuant to the Institutional Offer and the Intermediaries Offer. Any commissions received by any of the Managers may be retained, and any Shares acquired by them may be retained or dealt in, by them for their own benefit. Further details of the terms of the Underwriting Agreement are set out in paragraph 12 of Part 9.

SECURITIES LAWS

The distribution of this document and the offer of Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

(a) Australia

This document does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the "Australian Corporations Act") and will not be lodged with the Australian Securities and Investments Commission. The Shares will be offered to persons who receive offers in Australia

only to the extent that such offers of Shares for issue or sale do not need disclosure to investors under Part 6D.2 of the Australian Corporations Act. Any offer of Shares received in Australia is void to the extent that it needs disclosure to investors under the Australian Corporations Act. In particular, offers for the issue or sale of Shares will only be made in Australia in reliance on various exemptions from such disclosure to investors provided by section 708 of the Australian Corporations Act. Any offer of Shares received in Australia is void to the extent that it needs disclosure to investors under the Australian Corporations Act. Any person to whom Shares are issued or sold pursuant to an exemption provided by section 708 of the Australian Corporations Act must not, within 12 months after the issue, offer those Shares for sale in Australia unless that offer is itself made in reliance on an exemption from disclosure provided by that section.

(b) Canada

The distribution of shares by the Company and the Selling Shareholders in Canada is being made on a private placement basis and is exempt from the requirement that the Company and the Selling Shareholders prepare and file a prospectus with securities regulatory authorities in Canada. Any resale of Shares in Canada is restricted and must be made (a) through an appropriately registered dealer or in accordance with an exemption from the registration requirements of applicable securities laws; and (b) in accordance with or pursuant to an exemption from the prospectus requirements of applicable Canadian provinces, which vary depending on the province; or (c) pursuant to an order or ruling of the relevant securities regulatory authority. Purchasers of Shares resident in Canada are advised to seek legal advice prior to any resale of Shares into Canada.

(c) France

This document has not been prepared in the context of a public offering of securities in France within the meaning of Article L.411-1 of the French *Code Monétaire et Financier* and Regulations no. 98-01 and 98-08 of the *Commission des opérations de bourse* ("*COB*") and has therefore not been submitted to the COB for prior approval. It is made available only to qualified investors and/or to a limited circle of investors (as defined in Article L.411-2 of the French *Code Monétaire et Financier* and in the Decree no. 98-880 dated 1 October 1998), on the condition that it shall not be passed on to any person nor reproduced (in whole or in part) and that applicants act for their own account in accordance with the terms set out by the said Decree and undertake not to retransfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations (Articles L.411-1, L.411-2, L.412-1 and L.621-8 of the French *Code Monétaire et Financier).*

(d) Guernsey

Consent under The Control of Borrowing (Bailiwick of Guernsey) Ordinances *1959* to *1989* has been obtained to this issue. Neither the Guernsey Financial Services Commission nor the States Advisory and Finance Committee takes any responsibility for the financial soundness of the offer of the Company's shares or for the correctness of any of the statements made or opinions expressed with regard to it.

(e) Japan

The Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948 as amended) (the "Securities and Exchange Law"), and may not be offered or sold, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

(f) The Netherlands

The securities may not and will not be offered or sold to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade in securities in the conduct of their profession or trade within the meaning of section 2 of the exemption regulation pursuant to the Netherlands Securities Market Supervision Act ("*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*"), which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly invest in securities.

(g) United States of America

The Shares have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of US persons except in certain transactions exempt from the registration requirements of the Securities Act. The Underwriters will agree that they will solicit

purchases of Shares in the United States only through qualified affiliates or agents to qualified institutional buyers (as defined in Rule 144A under the Securities Act) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act or outside the United States in compliance with Regulation S under the Securities Act.

Until the expiration of 40 days after the later of the commencement of the Global Offering and the original issue or sale date of the Shares, an offer or sale of Shares within the United States by a dealer that is not participating in the Global Offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

Due to the following restrictions, purchasers of Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of the Shares.

Each purchaser of the Shares offered hereby will be deemed to have represented and agreed that it has received a copy of this prospectus and such other information as it deems necessary to make an investment decision and that (terms used herein that are defined in Rule 144A or Regulation S under the Securities Act are used herein as defined therein):

(1) The purchaser is (A) (i) a qualified institutional buyer within the meaning of Rule 144A (a "QIB"), (ii) acquiring such Shares for its own account or for the account of a QIB with respect to whom it has the authority to make, and does make, the representations and warranties set forth herein, (iii) is not acquiring the Shares with a view to further distribution of such Shares and (iv) if purchasing pursuant to Rule 144A, aware that the sale of Shares to it is being made in reliance on Rule 144A or (B) acquiring the Shares in an offshore transaction outside the United States in a transaction which is in compliance with Regulation S.

(2) The purchaser understands that the Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be reoffered, resold, pledged or otherwise transferred except (A) (i) to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the States of the United States. Such purchaser acknowledges that the Shares (whether in physical, certificated form or in uncertificated form held in CREST) offered and sold in accordance with Rule 144A are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, are being offered and sold in a transaction not involving any public offering in the United States within the meaning of the Securities Act and that no representation is made as to the availability of the exemption provided by Rule 144 for resales of Shares. The purchaser understands that the Shares may not be deposited into any unrestricted depositary receipt facility in respect of Shares established or maintained by a depositary bank, unless and until such time as such Shares are no longer restricted securities within the meaning of Rule 144(a)(3) under the Securities Act.

(3) The purchaser understands that any offer, sale, pledge or other transfer of the Shares made other than in compliance with the above-stated restrictions may not be recognised by the Company.

(4) The foregoing restrictions with respect to the Shares sold under Rule 144A apply to offers, sales, pledges and transfers made at anytime, whether or not the Shares have previously been offered, sold, pledged or transferred outside the United States.

(5) The Shares (to the extent they are in certificated form), unless otherwise determined by the Company in accordance with applicable law, will bear a legend substantially to the following effect:

THE SECURITY EVIDENCED HEREBY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) (1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE

ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR THE RESALE OF THIS SECURITY.

(h) General

No action has been or will be taken in any jurisdiction, other than the United Kingdom, the Channel Islands or the Isle of Man, that would permit a public offering of the Shares, or possession or distribution of this document or any other offering material, in any country or jurisdiction where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisements in connection with the Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

TERMS AND CONDITIONS OF THE INSTITUTIONAL OFFER

(a) Introduction

These terms and conditions apply to persons agreeing to subscribe for New Shares or purchase Existing Shares under the Institutional Offer.

Each person to whom these terms and conditions apply, as described above, who is himself a Manager or who confirms his agreement to a Manager to subscribe for New Shares or purchase Existing Shares (an "Investor") agrees with each of Schroder Salomon Smith Barney, Deutsche Bank and the other Managers, the Registrars of the Company, the Company and the Selling Shareholders to be bound by these terms and conditions as being the terms and conditions upon which Shares will be issued and sold under the Institutional Offer. An Investor shall, without limitation, become so bound (if a Manager) by notifying the Registrars on behalf of the Company, Schroder Salomon Smith Barney, Deutsche Bank and the Selling Shareholders of his name or (if not a Manager) by a Manager confirming to the Investor its allocation and so notifying the Registrars of the Company on behalf of the Company, Schroder Salomon Smith Barney, Deutsche Bank and the Selling Shareholders.

(b) Agreement to acquire Shares

Conditional on Admission occurring prior to 30 June 2002, an Investor agrees to become a member of the Company and agrees to subscribe for or purchase from the Selling Shareholders, as more particularly described below, at the Offer Price, the number of Shares allocated to such Investor under the Institutional Offer in accordance with the arrangements described in this Part 8. Each Investor acknowledges and agrees that it will not be entitled to exercise any remedy of rescission for innocent misrepresentation at any time before or after Shares are issued or sold to it. This does not affect any other rights such Investor may have.

(c) Payment for Shares

Each Investor undertakes to pay the Offer Price for the Shares issued or sold to such Investor in such manner as shall be directed by the Manager submitting a bid on behalf of such Investor.

(d) Warranties

Each Investor and, in the case of paragraphs (iv), (v) and (vi) below, any person confirming an agreement to subscribe or purchase Shares on behalf of an Investor or authorising a Manager to notify an Investor's name to the Registrars of the Company, warrants to the Company, the Selling Shareholders and Schroder Salomon Smith Barney and Deutsche Bank (for themselves and as agent and trustee for each Manager which has procured such Investor) that:

(i) if the Investor is a natural person, such Investor is not under the age of majority (18 years of age in the UK) on the date of such Investor's agreement to subscribe or purchase Shares under the Institutional Offer;

(ii) in agreeing to subscribe or purchase Shares under the Institutional Offer, the Investor is relying only on this document, and not on any other information or representation concerning the Group or the Global Offer. Such Investor agrees that none of the Company, the Selling Shareholders, Schroder Salomon Smith Barney, Deutsche Bank or the other Managers nor any of their respective officers or directors will have any liability for any such other information or representation;

(iii) if the laws of any place outside the UK are applicable to the Investor's agreement to subscribe or purchase Shares, such Investor has complied with all such laws and none of the parties mentioned under "Introduction" above will infringe any laws outside the UK as a result of such Investor's agreement to subscribe or purchase Shares or any actions arising from such Investor's rights and obligations under these terms and conditions, and the articles;

(iv) in the case of a person who confirms to a Manager on behalf of an Investor an agreement to subscribe or purchase Shares and/or who authorises a Manager to notify the Investor's name to the Registrars of the Company as mentioned under "Introduction" above, that person warrants that he has authority to do so on behalf of the Investor as provided in "Introduction" above;

(v) the Investor is not, and is not applying as nominee or agent for, a person which is, or may be mentioned in any of sections 67, 70, 93 and 96 of the Finance Act 1986 (depository receipts and clearance services); and

(vi) in the case of a person who confirms to a Manager on behalf of an Investor which is an entity other than a natural person an agreement to subscribe or purchase Shares and/or who authorises a Manager to notify such Investor's name to the Registrars of the Company, that person warrants that he has authority to do so on behalf of the Investor.

(e) Supply and disclosure of information

If the Company or Schroder Salomon Smith Barney, Deutsche Bank or any of the other Managers or any of their agents request any information about an Investor's agreement to subscribe or purchase Shares, such Investor must promptly disclose it to them.

(f) Miscellaneous

The rights and remedies of the Company, the Selling Shareholders, Schroder Salomon Smith Barney, Deutsche Bank, the other Managers and the Registrars of the Company under these terms and conditions are in addition to any rights and remedies which would otherwise be available to each of them, and the exercise or partial exercise of one will not prevent the exercise of others.

On application, each Investor must disclose, in writing or orally, to the relevant Manager:

(a) if he is a natural person, his nationality; or

(b) if he is a discretionary fund manager, the jurisdiction in which the funds are managed or owned.

All documents will be sent at the Investor's risk. They may be sent by post to such Investor at the address notified to the relevant Manager.

Each Investor agrees to be bound by the articles of association of the Company (as amended from time to time) once the Shares which such Investor has agreed to subscribe or purchase have been issued or transferred to such Investor.

The contract to subscribe or purchase Shares and the appointments and authorities mentioned herein will be governed by, and construed in accordance with, the laws of England. For the exclusive benefit of the parties mentioned under "Introduction" above, each Investor irrevocably submits to the exclusive jurisdiction of the English courts in respect of these matters. This does not prevent an action being taken against an Investor in any other jurisdiction.

In the case of a joint agreement to subscribe or purchase Shares, references to an Investor in these terms and conditions are to each of such Investors and such Investors' liability is joint and several.

In these terms and conditions reference to a "Part" are to a Part of this document. Words and terms defined in this document have the same meaning in these terms and conditions. None of Schroder Salomon Smith Barney, Deutsche Bank or any other Manager is acting for any investor, nor will any of them treat any investor as its client by virtue of making an application for Shares or by virtue of any offer to purchase or subscribe being

accepted, nor will any of them be responsible to any investor for providing the protections afforded to their clients or for providing any investor with such advice in relation to the Global Offer. In particular, none of them will owe any investor any duties or responsibilities concerning the price of the Shares or concerning the suitability of the Shares for any investor.

The Company, the Selling Shareholders, Schroder Salomon Smith Barney and Deutsche Bank expressly reserve the right to terminate the Global Offer at any time prior to Admission.

Part 9 – Additional Information

1. INCORPORATION

The Company was incorporated in England and Wales on 8 May 2001 as a private company limited by shares with registered number 4212563, and with the name Troniclong Limited. It was re-registered as a public limited company under the Act in England and Wales and changed its name to William Hill PLC on 28 May 2002. The principal legislation under which the Company operates is the Act.

2. SHARE CAPITAL

2.1 The authorised, issued and fully paid share capital of the Company as at the date of publication of this document is as follows:

Authorised			Issued	
Number	Amount (£)	Nominal value	Number	Amount (£)
135,350,000 "A" ordinary	13,535,000	10p each	135,350,000 "A" ordinary	13,535,000
135,350,000 "B" ordinary	13,535,000	10p each	135,350,000 "B" ordinary	13,535,000
2,707,000,000 preference	100,000	$\frac{10}{2707}$p each	2,707,000,000 preference	100,000
54,140 deferred	2	$\frac{10}{2707}$p each	54,140 deferred	2

2.2 The authorised, issued and fully paid share capital of the Company as it is expected to be, immediately following Admission are as follows:

Authorised			Issued	
Number	Amount (£)	Nominal value	Number	Amount (£)
800,000,000 Shares	80,000,000	10p each	421,811,111	42,181,111
2,707,000,000 preference	100,000	$\frac{10}{2707}$p each	2,707,000,000 preference	100,000
54,140 deferred	2	$\frac{10}{2707}$p each	54,140 deferred	2

2.3 The Company was incorporated with an authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each of which one share was issued nil paid to Instant Companies Limited of 1 Mitchell Lane, Bristol, BS1 6BU, the subscriber to the memorandum of association.

2.4 The following alterations to the authorised and issued share capital of the Company have taken place since its incorporation:

(a) on 15 April 2002, the ordinary share of £1 in issue was transferred by the original subscriber to Coal Pension Venture Limited Partnership for £1 paid in cash, and one further ordinary share of £1 was allotted to CVC European Equity Partners II L.P. also paid in cash;

(b) on 15 April 2002, the authorised share capital of £1,000 was sub-divided into 10,000 ordinary shares of 10p each;

(c) on 15 April 2002, the authorised share capital of 10,000 ordinary shares of 10p each was re-designated as 10,000 "A" ordinary shares of 10p each;

(d) on 15 April 2002, the authorised share capital was increased from £1,000 to £27,170,002 by the creation of:

(i) 135,340,000 additional "A" ordinary shares of 10p each;

(ii) 135,350,000 "B" ordinary shares of 10p each;

(iii) 2,707,000,000 redeemable preference shares of $\frac{10}{2707}$p each; and

(iv) 54,140 deferred shares of $\frac{10}{2707}$p each.

2.5 The shareholders in the Company resolved at an extraordinary general meeting of the Company held on 28 May 2002 that, with effect from 7.58 a.m. on the day of Admission, each of the 135,350,000 "A" ordinary shares of 10p each and 135,350,000 "B" ordinary shares of 10p each would be redesignated as one ordinary share of 10p, having the rights set out in the new articles of association adopted at the extraordinary general meeting of the Company held on 28 May 2002.

The shareholders in the Company resolved at an extraordinary general meeting of the Company held on 28 May 2002 that, with effect from 7.58 a.m. on the day of Admission, and following the redesignation of the A ordinary and B ordinary shares referred to in paragraph 2.5 above, the authorised share capital of the Company be increased to £80,000,000 by the creation of an additional 528,299,980 ordinary

shares of 10 pence each, having the rights set out in the new articles of association adopted at the extraordinary general meeting of the Company held on 28 May 2002. Such shares are not subject to preferential subscription rights.

The shareholders in the Company also resolved at an extraordinary general meeting of the Company held on 28 May 2002 that, with effect from 7.58 a.m. on the day of Admission, and in place of all existing authorities and/or powers:

(a) the Directors be generally and unconditionally authorised for the purposes of section 80 of the Act to exercise all powers of the Company to allot relevant securities up to an aggregate nominal amount of £52,829,998, such authority to expire on 28 May 2007 (but the Company may make an offer or agreement which would or might require relevant securities to be allotted after the expiry of this authority and the Directors may allot relevant securities pursuant to that offer or agreement as if this authority has not expired) provided that, following the allotment of relevant securities in connection with the Offer, the authority conferred on the Directors under this paragraph is restricted so that it will not be exercisable to the extent that the amount of the authorised but unissued share capital of the Company following such allotment would exceed one third of the issued share capital of the Company following such allotment;

(b) the Directors be generally empowered pursuant to section 95 of the Act to allot equity securities within the meaning of section 94(2) of the Act for cash, pursuant to the authority referred to in paragraph (a) above as if section 89(1) of the Act (statutory pre-emption rights) did not apply to such allotment, such power to expire on 28 May 2007 (but the Company may make an offer or agreement which would or might require equity securities to be allotted after the expiry of this power and the Directors may allot equity securities pursuant to such offer or agreement as if this power had not expired), provided that such authority be limited to:

  (i) equity securities to be issued by the Company in connection with the Offer;

  (ii) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders but subject to such exclusions as may be necessary to deal with fractional entitlements or legal or practical problems under any laws or requirements of any regulatory body in any jurisdiction; and

  (iii) the allotment (otherwise pursuant to (i) and (ii) above) of equity securities for cash up to an aggregate nominal amount equal to 5 per cent. of the issued and unconditionally allotted share capital of the Company following the allotment of ordinary shares in connection with the Offer.

2.6 Conditional upon Admission, all of the 2,707,000,000 redeemable preference shares of $\frac{10}{2707}$p each will be redeemed for £1,000,000 and all of the 54,140 deferred shares of $\frac{10}{2707}$p each will be repurchased for 1p.

2.7 Immediately following Admission and the redemption of the redeemable preference shares and the repurchase of the deferred shares the unissued authorised preference and deferred share capital will be reclassified as ordinary share capital, so the authorised share capital of the Company will be £80,000,000 comprising 800,000,000 ordinary shares of 10p each.

2.8 The provisions of section 89(1) of the Act (which, to the extent not disapplied pursuant to section 95 of the Act, confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) apply to the authorised but unissued capital of the Company except to the extent disapplied by the resolution referred to in sub-paragraph 2.5(b) above. This disapplication will give the Directors limited flexibility to issue Shares for cash following the Global Offer. The effect of the continuing obligations of the Company under the Listing Rules of the UK Listing Authority will be that, unless the approval of shareholders in general meeting is obtained, the Company must offer Shares to be issued for cash to existing holders of Shares on a *pro rata* basis. No such issue following Admission is presently in contemplation other than in connection with the share option and incentive arrangements referred to in paragraph 4 below.

2.9 Save as disclosed in this paragraph 2 and in paragraphs 4 and 7 below:

(a) (other than intra-group issues by wholly-owned subsidiaries) since its incorporation, in the case of the Company, and during the three years preceding the date of this document, in the case of its subsidiaries, no share or loan capital of the Company or any of its subsidiaries has been created but

not issued, or issued or has been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is now proposed; and

(b) neither the Company nor any of its subsidiaries has granted any options over its share or loan capital which remain outstanding or has agreed, conditionally or unconditionally, to grant any such option.

2.10 The Shares are in registered form and, from Admission, will be capable of being held in uncertificated form.

3. MEMORANDUM AND ARTICLES OF ASSOCIATION

The memorandum of association of the Company provides that its principal objects are to act and carry on the business of a holding company and to carry on the business of bookmakers. The objects of the Company are set out in full in clause 4 of the memorandum of association of the Company which is available for inspection at the address specified in paragraph 26 below.

Upon admission, the articles of association of the Company will reflect the authorised share capital of the Company, and will contain preference shares and deferred share rights. Upon the redemption of the preference shares and the repurchase of the deferred shares, new articles (the "articles") will be adopted (pursuant to a resolution of the shareholders passed at an extraordinary general meeting of the Company on 28 May 2001) which include provisions to the following effect:

(a) Share rights

Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

The Company may issue any shares which are to be redeemed, or which at the option of the Company or the holder are liable to be redeemed. Subject to the articles and to the Act, the unissued shares of the Company (whether forming part of the original or any increased capital) are at the disposal of the board.

(b) Voting rights

Subject to the rights and restrictions attached to any class of shares, every member present in person (or in the case of a corporation present by a duly authorised representative) at a general meeting has upon a show of hands one vote, and every member present in person or by proxy has upon a poll one vote for every Share of which he is the holder.

No member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

Unless the board determines otherwise, a member who has been served with a disfranchisement notice after failure (whether by such member or by another person) to provide the Company with information concerning interests in those shares required to be provided under the Act, shall (for so long as the information is not supplied and for up to seven days thereafter) not be entitled to vote in respect of the shares in relation to which the information has not been supplied.

(c) Dividends and other distributions

Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board. The dividend shall be paid according to the amounts paid on shares in respect of which the dividend is paid, but no amount paid on a share in advance of calls shall be treated for these purposes as paid on the share.

Subject to the provisions of the Act, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution.

The board may also pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

The board may withhold payment from a person of all or any part of any dividend or other moneys payable in respect of shares in the Company if those shares represent at least a 0.25% interest in the Company's shares or any class thereof and if, in respect of those shares, such person has been served with a restriction notice after failure (whether by such person or by another) to provide the Company with information concerning interests in those shares required to be provided under the Act.

Except as otherwise provided by the rights and restrictions attached to any class of shares, all dividends will be declared and paid according to the amounts paid-up on the shares during any portion of the period in respect of which the dividend is paid.

The board may, if authorised by an ordinary resolution of the Company, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company.

Except as provided by the rights and restrictions attached to any class of shares, the holders of the Company's shares will under general law be entitled to participate in any surplus assets in a winding-up in proportion to their shareholdings. A liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

(d) Variation of rights

Rights attached to any class of shares may be varied or abrogated with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class, or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

(e) Lien and forfeiture

The Company will have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) called or payable in respect of that share. The Company may sell any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 days after notice has been given to the holder of the share demanding payment and stating that if the notice is not complied with the share may be sold.

The Company may from time to time make calls upon the members in respect of any amounts unpaid on their shares. Each member shall, subject to receiving at least fourteen days notice, pay to the Company the amount called on his shares. In the event of non-payment, the board may give to the person from whom it is due not less than 14 clear days notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

(f) Transfer of shares

A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not a fully paid share, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis. The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(i) is lodged, duly stamped, with the Company and (except where the shares are registered in the name of a Recognised Person (as defined in the articles) and no certificate shall have been issued therefor) is

accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may require;

(ii) is in respect of one class of share only; and

(iii) is in favour of not more than four persons jointly.

The board may refuse to register a transfer of shares in the Company by a person if those shares represent at least a 0.25% interest in the Company's shares or any class thereof and if, in respect of those shares, such person has been served with a restriction notice after failure (whether by such person or by another) to provide the Company with information concerning interests in those shares required to be provided under the Act, unless (i) the transfer is an Approved Transfer (as defined in the articles), (ii) the relevant member is not himself in default as regards supplying the information required and certifies that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer, or (iii) the transfer of the shares is required to be registered by The Uncertificated Securities Regulations 2001.

Notice of refusal to register a transfer must be sent to the transferee within two months after the date on which the instrument of transfer was lodged with the Company or the instruction to transfer shares was received by the Company from the Operator of a Relevant System (in each case, as defined in The Uncertificated Securities Regulations 2001), as the case may be.

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

Ordinary shares may be transferred by means of a Relevant System, including the Relevant System of which CRESTCo. Limited is the Operator (in each case, as defined in The Uncertificated Securities Regulations 2001).

(g) Alteration of share capital

The Company may from time to time by ordinary resolution increase, consolidate or, subject to the Act, subdivide its share capital. The Company may by ordinary resolution also cancel any shares which have not, at the date of the resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

(h) Purchase of own shares

Subject to the Act and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par).

(i) General meetings

The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Act. The Board may call general meetings whenever and at such times and places as it shall determine.

(j) Directors

(i) Appointment of Directors

Unless otherwise determined by ordinary resolution, the number of Directors shall be not less than two and shall have no maximum. Directors may be appointed by the Company by ordinary resolution of shareholders or by the Board. A Director appointed by the Board holds office only until the next following annual general meeting and if not re-appointed at such annual general meeting shall vacate office at its conclusion.

(ii) Age of Directors

The provisions of the Act with regard to "Age limit for Directors" shall not apply to the Company but where the Board convenes any general meeting of the Company at which (to the knowledge of the board) a Director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of 70 or more, the Board shall give notice of his age in years in the notice convening the meeting.

(iii) No share qualification

A Director shall not be required to hold any shares in the capital of the Company by way of qualification.

(iv) Retirement of Directors by rotation

At every annual general meeting of the Company, as nearly as possible one-third of the Directors, but at least one, will retire by rotation. Unless the Board should decide otherwise, the Directors to retire will be those who have been longest in office and those who have at the start of the annual general meeting been in office for more than 3 years since their last appointment or re-appointment or, in the case of those who were appointed or re-appointed on the same day, will be determined by lot. A retiring Director shall be eligible for re-election. A Director who is 70 or over at the date of the meeting shall also retire.

(v) Remuneration of Directors

The emoluments of any Director holding executive office for his services as such shall be determined by the Board, and may be of any description.

The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other provision of these articles) shall not exceed in aggregate £500,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day-to-day) at such rate as may from time to time be determined by the Board. In addition, any Director who does not hold executive office and who serves on any committee of the Board, goes or resides abroad for any purpose of the Company or performs services outside the scope of the ordinary duties of a Director may be paid such extra remuneration as the board may determine.

In addition to any remuneration to which the Directors are entitled under the articles, they may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Board or committees of the Board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

(vi) Permitted interests of Directors

Subject to the provisions of the Act, and provided that he has disclosed to the Board the nature and extent of any material interest of his, a Director notwithstanding his office:

(A) may be a party to, or otherwise interested in, any transaction or arrangement with the Company in which the Company is otherwise interested;

(B) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a Director;

(C) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(D) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(vii) Restrictions on voting

A Director shall not vote in respect of any contract, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is to his knowledge material, but these prohibitions shall not apply to:

(A) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(B) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the Director has assumed responsibility (in whole or in part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(C) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(D) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing 1% or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(E) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(F) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors of the Company or for persons who include Directors of the Company.

(viii) Borrowing powers

The Board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or to charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries so as to secure that, save with the previous sanction of an ordinary resolution of the Company, no money shall be borrowed if the aggregate principal amount outstanding of all Moneys Borrowed by the Company and its subsidiaries (as described in the articles) exceeds a sum equal to 3 times the Adjusted Capital and Reserves of the Company and its subsidiaries (as defined in the articles).

(ix) Indemnity of officers

Subject to the provisions of the Companies Acts (as defined in the articles) but without prejudice to any indemnity to which a Director may otherwise be entitled, every Director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

4. SHARE OPTION AND INCENTIVE ARRANGEMENTS

The Group currently operates the following arrangements:

(a) The 2002 Senior Management Operating Bonus Scheme

The 2002 Senior Management Operating Bonus Scheme (the "Operating Bonus Scheme") rewards the full-time Executive Directors and other management (currently 235 staff) based upon the annual profit performance of the Group, measured against annual budgeted profit as approved by the Board. The Operating Bonus Scheme

provides that a maximum of 50% of a participant's annual basic salary can be earned depending on the level of profit before interest and taxes ("PBIT") achieved against budget. No bonus is payable if PBIT achieved is less than 92.3% of budget.

60% of any bonus due will be paid within 14 days of the approval of the audited accounts of the Group. The remaining 40% will be paid four months from the date of the first payment.

In the event of a participant's retirement, death or termination of employment by reason of redundancy, ill health or disability or at the discretion of the Board (if dismissal is for any other reason), a participant or his personal representative will be entitled to receive a pro rata payment under the Operating Bonus Scheme. Any participant who resigns or leaves of his own accord prior to payment of any part of the bonus will not be eligible to receive a payment.

(b) The William Hill Executive Director Incentive Plan

The Executive Director Incentive Plan ("EDIP") was introduced to reward the Chief Executive Officer, David Harding, and the Group Finance Director, Tom Singer, in the event of admission of the Company's shares to the Official List of the UK Listing Authority. Under the EDIP each of David Harding and Tom Singer will be entitled to an award of Shares which will be the subject of a nil cost option. The number of Shares comprised in the award will be calculated by dividing the sum of £2.75 million (in the case of David Harding) and £1.375 million (in the case of Tom Singer) by the Offer Price. The awards of Shares will vest in three tranches which shall be on the first anniversary of the date of Admission (at which time up to 30% of the Shares under the award will vest), the second anniversary of the date of Admission (at which time up to 30% of the Shares under the award will vest) and the third anniversary of the date of Admission (at which time up to 40% of the Shares under the award will vest). The extent to which each tranche actually vests is determined by the achievement of performance targets involving the comparison of the total shareholder return ("TSR") performance of the Company to that of the constituent companies of the FTSE 250 as at the date of Admission. In computing the Company's TSR performance, the starting point shall be the Offer Price less a discount of 5%. If top quartile TSR performance is achieved on any vesting date, the full amount of Shares in that tranche will vest; if median TSR performance is achieved, half of the Shares in that tranche will vest; if TSR performance is between median and upper quartile, then between half and the full number of Shares will vest on a straight line basis. No Shares will vest if the Company achieves sub median TSR performance in the relevant measurement period. Those Shares which vest may be called for, without payment, within three years of the relevant vesting date.

(c) The William Hill Savings Related Share Option Plan (the "Share Option Plan")

Any employee or full time Executive Director of the Company or any of its participating subsidiaries who (if he is a Director) is required to devote at least 25 hours a week to his duties and who satisfies such service qualifications (not exceeding five years) as the Board shall determine from time to time will be eligible to participate in the Share Option Plan whenever it is operated. It is intended that the initial grant will be made on Admission.

Invitations to apply for options may normally only be issued during the 42 day period following the Company's announcement of its results for the preceding financial year, half year or other period. Invitations may also be issued during the 42 day period following either the approval of the Share Option Plan by the Inland Revenue, or the day on which the UK Listing Authority first admits Shares to listing. Invitations may only be issued outside these periods in exceptional circumstances. No options may be granted more than ten years after the adoption of the Share Option Plan.

Eligible employees who apply for options are required to enter into a savings contract to save a monthly amount of not less than £5 (or such other amount as is permitted by legislation from time to time and approved by the Board) and not more than £250 (or such higher amount as is permitted by legislation from time to time or as approved by the Board) for the term of the relevant savings contract. The number of Shares over which an option is granted is limited to the number which may be purchased at the exercise price out of the repayment proceeds of the related savings contract, including any bonus payable under the savings contract. Options may be granted over New or Existing Shares in the Company.

If the Board receives more acceptances than there are Shares available, applications may be scaled down.

The exercise price of an option shall be determined by the Board and, for the options granted on Admission, shall be (subject to Inland Revenue approval) at a 20% discount to the Offer Price.

Options will normally be exercisable within a period of six months from the date on which the savings contract matures. Under the invitations, participating employees will be given a choice as to whether this will occur three, five or seven years after the savings contract commenced, depending on the savings contract to which the option is linked.

Options will be exercisable early in certain specified circumstances including an optionholder's death, or if the optionholder ceases to be employed by reason of injury, disability, redundancy or retirement or on the sale of the business or the subsidiary company by which he is employed or, where the option has been held for at least three years, for any reason other than dismissal for cause. Options will also be exercisable within six months or, if earlier, at the end of a compulsory acquisition period, on a takeover, winding-up or the sanctioning by the court of a scheme of arrangement of the Company. Alternatively, following a takeover, options may, with the agreement of the acquiring company, be rolled over to become options over the acquiring company's shares. On early exercise, optionholders may purchase only so many Shares as their savings at the relevant date under the relevant savings contract together with any bonus will allow.

If an optionholder ceases employment other than in the specified circumstances, his options will lapse.

The exercise of options may be satisfied by the issue of new Shares by the Company or the Company may procure the transfer of Existing Shares held within the William Hill Employee Benefit Trust.

Shares allotted or transferred pursuant to the exercise of an option will rank *pari passu* with Shares in issue at the date of exercise, but will not rank for any rights attaching to Shares by reference to a record date which precedes the date of exercise of the option.

Options are not transferable and any attempt to transfer them will cause the option to lapse immediately.

Benefits under the Share Option Plan will not be pensionable.

On a variation of the Company's share capital the exercise price and/or the number of Shares comprised in an option may be adjusted with the approval of the Inland Revenue.

Amendments to the Share Option Plan which are to the advantage of eligible employees or optionholders are generally subject to the prior approval of the Company in general meeting. The Board may make minor amendments to the Share Option Plan without the prior approval of the Company in general meeting to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment, or to benefit the administration of the Share Option Plan. All changes are subject to the prior approval of the Inland Revenue.

(d) William Hill Long-term Incentive Plan 2002 (the "Plan")

The Plan will be administered by the Remuneration Committee. It will be operated in conjunction with the William Hill Employee Benefit Trust. The William Hill Employee Benefit Trust may be used to hold the Shares which are subject to awards under the Plan until the maturity of such awards.

Under the Plan, the Remuneration Committee may make two types of award to employees of the Group at the discretion of the Remuneration Committee: a basic award and a matching award (over newly issued or existing Shares). Each year the market value of the Shares subject to a basic award (calculated at the date of grant) cannot exceed 50% of the employee's basic salary. Shares subject to a matching award will be on a ratio of not more than one to one of the basic award. Accordingly, the maximum value of Shares which may be awarded in any financial year (calculated by reference to the market value of those Shares at the date an award is made) will not exceed 100% of a participant's basic salary. The Remuneration Committee will also recommend to the Trustee of the William Hill Employee Benefit Trust (the "Trustee") the number of Shares that should be comprised in each award. The Remuneration Committee may also in its discretion grant a matching award, to be on a ratio of not more than one to one of the basic award. It is envisaged that awards will be made annually subject to objective conditions, provided this is justified by corporate and individual performance. Awards may only be made within the period of 42 days following Admission and thereafter within the period of 42 days following announcement by the Company of its results for any period (or, in exceptional circumstances, at such other time as the Remuneration Committee thinks fit). Awards will be granted by deed, for no monetary consideration. No awards may be made more than ten years after the adoption of the Plan.

To the extent that existing Shares are used under the Plan these will be provided through an employee benefit trust established and funded by the Company. To the extent that New Shares are issued for the purposes of the Plan, institutional investors' guidelines on dilution of equity in connection with share schemes (as summarised in (e) below) will be complied with.

The initial performance condition for the basic and matching awards will relate to the growth in the Company's TSR over a three year period, compared to that achieved over the same period by an appropriate group of comparator companies. The comparator group will initially comprise those companies comprising the FTSE250 at the date of grant. TSR is the total shareholder return of a company over any period being a combination of its share price and dividend performance which shall be computed by comparing the average net return index of the relevant companies as calculated by Datastream. It is currently intended that the first awards will be made in January 2003.

At the end of the three year period the participant will be entitled to call for the release of the number of Shares which vest on maturity of each element of the award.

If the Company's TSR performance in this period is below median, none of the Shares comprising the basic award will vest. For each decile above median, 20% of the Shares comprising the basic award will vest.

In relation to the matching award, no shares will vest for below median performance, 33% of the Shares will vest for performance between median and upper quartile, 66% of the Shares will vest for performance between upper quartile and the top decile and 100% of the Shares will vest for top decile performance.

If a participant leaves employment before maturity of the award, his or her award will normally lapse. However, unless the participant has been dismissed for gross misconduct, a participant may exercise the award to the extent that it has vested at the date of termination of his employment within six months of the date of termination.

In addition:

(i) if the reason for leaving is redundancy, injury or disability, retirement at or after normal retirement age, early retirement (as agreed by the Remuneration Committee), pregnancy or death, a participant's award will remain in force and the extent to which the award may be exercised shall be determined by reference to the operation of the performance conditions; and

(ii) if the Company is taken over, a participant's award will vest to the extent that the performance conditions, in relation to each element of the award, are satisfied at the date before the relevant event.

Awards are not transferable and may only be realised by the persons to whom they are granted (or, in the case of death, by their personal representatives).

Benefits under the Plan will not be pensionable.

In the event of a variation of the Company's ordinary share capital, the number of Shares subject to an award may be adjusted by the Trustee.

Shares issued under the Plan will rank *pari passu* with all other Shares then in issue. The Company will apply to the London Stock Exchange for such Shares to be admitted to the Official List.

The Remuneration Committee may alter the rules of the Plan provided that alterations to the Plan which are to the advantage of employees or participants are not made without the prior approval of the shareholders of the Company in general meeting. The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration which benefits the administration of the Plan. In addition, no amendment may operate to adversely affect any right already acquired by a participant.

(e) Limitations on dilution of capital

No option may be granted under the Share Option Plan or award granted under the Plan which would, at the time of grant, cause the number of Shares which have been or may be issued in pursuance of options or awards granted under all share schemes established by the Company to exceed 10% of the Company's issued ordinary share capital in relation to options or awards granted in the ten years ending with the date of grant thereof.

No award may be granted under the Plan which would, at the time of grant, cause the number of Shares which have been or may be issued in pursuance of options or awards granted under all discretionary share schemes

established by the Company to exceed 5% of the Company's issued ordinary share capital in relation to awards granted in the ten years ending with the date of grant thereof.

Where options under the Share Option Plan or awards under the Plan will be satisfied by a transfer of existing Shares purchased on the market by an employee trust, the above limits will not apply.

5. PENSION SCHEME

The Group operates one exempt approved occupational pension scheme for its staff, the William Hill Pension Scheme ("WHPS"). The WHPS has two sections:

The first section (the "Retirement Plan") provides defined benefits based on Final Pensionable Pay and length of service. Final Pensionable Pay is based on total monetary earnings, excluding bonuses, minus an amount equal to the lower earnings limit for national insurance contribution purposes. The Retirement Plan is contracted out of the State scheme.

The second section is the Pension Savings Plan 2001 (the "Savings Plan") which replaced an earlier savings plan which had been in effect since 6 April 1997. As amended, the Savings Plan came into effect on 1 July 2001. The Savings Plan provides benefits on a defined contribution basis and is not contracted out of the State scheme.

A recent review of the contracted out status of the Retirement Plan (originally formulated on a guaranteed minimum pension basis but switched to a protected rights basis with effect from 1997) has been carried out and the Company has decided that the Retirement Plan should for the time being remain contracted out.

The eligibility requirements under the Savings Plan are such that the exemption from the requirement to designate a stakeholder scheme applies. Membership of the Retirement Plan is now by invitation only. Life cover is also provided to all employees who are under the age of 65 and have at least one year of company service.

The Retirement Plan has a normal retirement age of 63 (with the exception of John Brown whose normal retirement age is 60) and the Savings Plan has a normal retirement age of 65.

When the Retirement Plan was set up in 1990, membership was available to employees aged 30 or over, who had completed five years' service and worked at least 16 hours per week. The 16 hours per week restriction was removed in July 2000 and those previously excluded on the grounds of their working hours were permitted to join. In February 2001 the House of Lords decided that part-time employees who had been unfairly refused access to their employers' pension schemes could bring claims against their employer for past pension benefits within six months of leaving employment, in respect of any period of service after 8 April 1976. Any such backdating of claims is, however, conditional on the employee paying all contributions owing in respect of the period for which benefits are claimed. To date, five such cases have been brought against William Hill. Two of these cases were time barred and two have been settled. The remaining case is stayed pending the outcome of a similar test case.

There are two classes of membership of the Savings Plan and the eligibility conditions are as follows:

Provisional – Aged 18 to 60 and have completed at least nine months of service.

Full – Aged 25 to 60 and have completed at least two years of service.

For Provisional members there is no employer contribution. For Full members the contributions by member and employer are generally matching and are based on age and grade, ranging from 3% to 5%. For members aged 40 and over the employer contributes at higher rates depending on the members' grade.

The Executive Directors and certain other senior executives affected by the Earnings Cap introduced by the Finance Act 1989 are generally entitled to a salary supplement based on a percentage of their basic salary. This is paid monthly via payroll and does not attract other benefits. They are also generally provided with unapproved life cover. A Funded Unapproved Retirement Benefits Scheme ("Furbs") was set up for two of the employees who were affected by the Earnings Cap. However, no further contributions are being made to the Furbs and it has now been split into two separate arrangements for tax purposes. There are currently nine directors who are affected by the Earnings Cap.

The Executive Directors and certain other senior executives are provided with permanent health insurance.

The following is a summary of the results of the formal actuarial valuation as at 30 September 2001.

Membership as at 30 September 2001	Retirement Plan	Pension Savings Plan 2001
Active Members	1,904	846
Deferred Members	724	3
Pensioners	531	0
Total	3,159	849

The results of the valuation as at 30 September 2001 showed that on an ongoing basis, the assets of the Scheme represented 99% of the accrued liabilities based on projected Final Pensionable Pay. Based on the market value of assets at this date of £105.4 million, there was a past service deficit of approximately £1.2 million. Under the Minimum Funding Requirement (MFR) introduced by the Pensions Act 1995, the Scheme's assets represented 112% of the Scheme's liabilities on this basis.

Following the results of the valuation, it was agreed that the Company pays contributions in respect of Retirement Plan members at the rate of 13.5% of Pensionable Pay.

6. DIRECTORS' SERVICE CONTRACTS AND LETTERS OF APPOINTMENT

6.1 David Harding is employed as Chief Executive and Tom Singer is employed as Group Finance Director and both entered into new service agreements with the Company in May 2002.

In line with the recommendations of the Combined Code, the Company can terminate an Executive Director's service agreement by giving the executive 12 months' written notice. The Executive Director is required to give 12 months' written notice if he wishes to terminate his service agreement.

The annual basic salaries of Mr Harding and Mr Singer are £350,000 and £220,000, respectively. This sum includes any sum due to each Executive Director in director's fees from the Company or any Group company. The salaries will be reviewed annually with the first review to take place on 1 March 2003.

In the event that either of the Executive Director's appointment is terminated, either by the Company or by the Director for "good reason", within the period of 12 months after a change of control of the Company, the Company is obliged, within seven days after the employment terminates, to pay the Director a sum equal to the basic salary and benefits which the Executive Director would have been entitled to for the contractual notice period. The Executive Directors are entitled to membership of the Company's pension scheme. They are also provided with a company car (or car allowance), life assurance, medical insurance benefits and permanent health insurance.

Both Executive Directors are eligible to participate in the 2002 Operating Bonus Scheme and in the EDIP. Under the terms of a side letter dated 28 May 2002, both Directors are also entitled to a bonus payable by the Company which is based on the enterprise value of the Group (being the Company's market capitalisation and outstanding debt) by reference to the Offer Price and which is conditional on Admission. At the Offer Price, Mr Harding's bonus will be approximately £2.8 million and Mr Singer's bonus will be approximately £1.4 million. The bonus is to be satisfied by a right to acquire at nil cost a number of Shares to be calculated by dividing the amount of the bonus by the Offer Price. The option in respect of 50% of the Shares which will be the subject of the nil cost option will be exercisable at any time in the three year period following the date of announcement of the Company's results for the 2002 financial year and the remaining 50% will be exercisable at any time in the three year period following the date of announcement of the Company's results for the 2003 financial year (the "2003 Date"). Alternatively, either Director may elect to have 50% of the bonus, calculated on the basis described above, in cash within seven days of Admission, in which case the remaining 50% only shall be the subject of a nil cost option which can be exercised at any time in the three year period following the 2003 Date.

6.2 John Brown was appointed as Chairman of the Board of the Company under the terms of a letter of appointment dated 24 May 2002. Mr Brown has agreed to work for approximately two days per week. Under Mr Brown's letter of appointment, it is anticipated that his appointment as Chairman will continue until conclusion of the Company's 2003 annual general meeting whereupon he is expected to step down from the Board. His appointment may be terminated prior to this date by either party giving to the other not less than six month's prior written notice.

Mr Brown's annual remuneration for his duties as Chairman is £150,000. He is also entitled to a cash bonus of £500,000 conditional on Admission. He is entitled to membership of the Company's pension scheme as well as a company car and life and medical insurance benefits. Under the terms of a Call Option Agreement dated 29 March 1999, John Brown currently holds an option to acquire 300,615,057 redeemable preference shares of $\frac{10}{2707}$ pence each in the Company. The shares are currently held by William Hill Employee Shares Trustee Limited. Mr Brown will be entitled to exercise his option and acquire such shares prior to Admission. These shares are mandatorily redeemable by the Company upon Admission (as described in paragraph 2.6 above) for a total cost of £111,051.

6.3 Charles Scott serves the Company as a Non-Executive Director under a letter of appointment effective from 20 May 2002. Mr Scott is Chairman of the Nominations Committee and is the nominated senior independent Non-Executive Director. David Allvey and Barry Gibson serve the Company as Non-Executive Directors and chair the Audit and Remuneration Committees, respectively, under letters of appointment effective from 17 May 2002 and 22 May 2002, respectively. Their appointment may be terminated at any time without compensation in accordance with the articles of association of the Company. Under their letters of appointment, these Non-Executive Directors are each entitled to receive a fee of £35,000 per annum and reimbursement of their out-of-pocket expenses.

Yagnish Chotai and Donald Mckenzie serve the Company as Non-Executive Directors under letters of appointment dated 28 May 2002 and are each entitled to receive a fee of £30,000 per annum and reimbursement of out-of-pocket expenses.

6.4 The total aggregate remuneration of the Directors by any member of the Group for the 2001 financial year was £1,610,000 including pension contributions and benefits in kind.

6.5 In addition to any amounts payable under the annual bonus scheme in respect of the 2001 financial year, the amount payable by the Group to the Directors for the current financial year under arrangements in force at the date of this document is estimated to be £6.4 million. This includes £4.8 million in respect of a bonus conditional on Admission (as explained above in paragraphs 6.1 and 6.2 of Part 9), but excludes any amounts due under the EDIP (as described in paragraph 4(b) of Part 9).

6.6 There is no arrangement under which any Director has agreed to waive future emoluments, nor has there been any waiver of emoluments during 2001 financial year.

7. DIRECTORS' INTERESTS

7.1 The following Directors have applied for the following number of Shares under the Global Offer:

David Allvey	10,000 Shares
Barry Gibson	15,556 Shares
Charles Scott	51,111 Shares

7.2 In addition, the Company has been notified of the following beneficial interests relating to the Existing Shares by each Director pursuant to section 324 of the Act.

John Brown	3,340,438 Existing Shares
Donald Mackenzie	430,363 Existing Shares
Yagnish Chotai	63,258 Existing Shares
Charles Scott	32,484 Existing Shares

None of the other Directors is currently interested in any Shares. There are no beneficial or non-beneficial interests other than those above in this paragraph 7 relating to the Shares that have been notified by any Director to the Company pursuant to section 324 or section 328 of the Act or that are required pursuant to section 325 of the Act to be entered in the register referred to therein, and there are no interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under the Listing Rules, and the existence of which is known to or could with reasonable diligence be ascertained by that Director.

7.3 No loans or guarantees have been granted or provided to or for the benefit of the Directors by the Company or any of its subsidiaries.

7.4 Save as set out under paragraph 13 of this Part, no Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of William Hill which has been effected by the Company since its incorporation.

7.5 In August, 2001 John Brown (the Chairman of the Company), The John Brown 1997 Discretionary Settlement and The John Brown 1997 Discretionary Settlement No. 2 sold to Ogier Employee Benefit Trustee Limited, as trustee of the William Hill Employee Benefit Trust, a total of 617 'A' ordinary shares, 617 'B' ordinary shares of 10 pence each in WHH (representing 1.27% of the ordinary shares in WHH) and 111,051 options over preference shares in WHH (representing 11.1% of the options over preference shares in WHH) for an aggregate consideration of £4,000,619. The acquisition of these shares and options, together with the acquisition of the same number of shares and options from Robert Lambert (the former Finance Director of William Hill), was funded by the Employee Benefit Trust by a loan from William Hill. The Employee Benefit Trust intends to repay £5 million of this loan from the proceeds of sale of Existing Shares in the Global Offer.

8. SUBSTANTIAL SHAREHOLDINGS

Insofar as is known to the Company, the following persons have interests (within the meaning of Part VI of the Act) which represent 3% or more, or will on Admission represent 3% or more, of the issued share capital of the Company:

Shareholder	Number of Shares currently held	Percentage of issued share capital	Number of Shares held after the Offer assuming no exercise of the Over-allotment Option	Percentage of issued share capital	Number of Shares held after the Offer assuming full exercise of the Over-allotment Option	Percentage of issued share capital
CVC European Equity Partners II L.P.[1]	68,189,330	25.2%	34,094,665	8.1%	22,103,193	5.2%
Coal Pension Venture Limited Partnership[2]	22,857,908	8.4%	11,428,954	2.7%	7,409,263	1.8%
Cinven Fund No. 1 Limited Partnership[2]	15,321,620	5.7%	7,660,810	1.8%	4,966,418	1.2%
Citicorp Capital Investors Europe Limited[1][3]	17,238,176	6.4%	8,619,088	2.0%	5,587,659	1.3%
CVC European Equity Partners II (Jersey) L.P.[1]	17,156,966	6.3%	8,578,483	2.0%	5,561,335	1.3%
Second Cinven Fund US No. 2 Limited Partnership[2]	12,262,710	4.5%	6,131,355	1.5%	3,974,889	0.9%
Railway Pension Venture Capital Limited[2]	12,029,908	4.4%	6,014,954	1.4%	3,899,427	0.9%
Barclays UK Retirement Fund Venture Limited Partnership[2]	12,029,908	4.4%	6,014,954	1.4%	3,899,428	0.9%
Second Cinven Fund No. 1 Limited Partnership[2]	8,321,318	3.1%	4,160,659	1.0%	2,697,309	0.6%

(1) *Funds and investors managed or advised by CVC Capital Partners Limited or an affiliate thereof. The funds and investors managed or advised by CVC Capital Partners Limited or an affiliate thereof hold a total of 106,888,602 Shares, representing 39.5% of the issued share capital of the Company.*

(2) *Funds managed by Cinven Limited. The funds managed by Cinven Limited hold a total of 120,293,666 Shares, representing 44.4% of the issued share capital of the Company.*

(3) *Citicorp Capital Investors Europe Limited, which holds 6.37% of the ordinary share capital of the Company, and Schroder Salomon Smith Barney are wholly owned, indirect, subsidiaries of Citigroup Inc.*

In so far as is known to the Company, save as disclosed above, the Company is not aware of any other person who, directly or indirectly, is interested in 3% or more of the issued share capital of the Company. The Company is not aware of any person who, following the Global Offer, directly or indirectly, jointly or severally, will exercise or could exercise control over the Company.

9. PRINCIPAL SUBSIDIARY UNDERTAKINGS

The Company is the holding company of the Group. The following table shows details of the Company's principal subsidiary undertakings. Each of these companies is wholly owned by a member of the Group, the issued share capital of each is fully paid and each will be included in the consolidated accounts of the Group (unless otherwise specified):

Name of company	Registered or principal office	General nature of business	Share capital (issued and fully paid)
William Hill Holdings Limited	Greenside House 50 Station Road Wood Green London N22 7TP	Holding company	50,000 'A' ordinary shares of 10p each; 50,000 'B' ordinary shares of 10p each; 1,000,000 preference shares of 10p each; 20 deferred shares of 10p each
William Hill Investments Limited	Greenside House (as above)	Intermediate Holding company	2 ordinary shares of £1 each
Will Hill Limited	Greenside House (as above)	Intermediate Holding company	100,000 ordinary shares of £1 each; 50,001 deferred shares of £1 each
William Hill Organization Limited	Greenside House (as above)	Betting services and investment holding	14,685,856 ordinary shares of 10p each; 100 'B' shares of 10p each
William Hill Finance plc	Greenside House (as above)	Finance company	3,810,000 ordinary shares of £1 each
Camec Limited	Greenside House (as above)	Betting services	10,000 ordinary shares of £1 each; 100 'B' ordinary shares of 10p each
Laystall Limited	Greenside House (as above)	Betting services	980,100,038 ordinary shares of 5p each; 100 'B' ordinary shares of 10p each
William Hill Casino NV	New Haven Office Centre, 31 Emancipatie Boulevard, P.O. Box 6052, Curacao, Netherlands Antilles	Online casino	6,000 ordinary shares of US$1 each
Baseflame Limited	Greenside House (as above)	Holding Company	2 ordinary shares of £1 each
Betwilliamhill.com Limited	29 Redcliffe Street, St. Johns, Antigua and Barbuda	Betting services	450,000 ordinary shares of £1 each; 1 ordinary share of US$1; 1,400,000 ordinary redeemable shares of £1 each; 200,000 income shares of £1 each
Brooke Bookmakers Limited	Greenside House (as above)	Betting services	18 ordinary shares of £1 each
Camec (Provincial) Limited	Greenside House (as above)	Betting services	10,000 ordinary shares of £1 each
Camec (Scotland) Limited	Greenside House (as above)	Betting services	2,000 ordinary shares of £1 each
Camec (Southern) Limited	Greenside House as above)	Betting services	6,268,864 ordinary shares of 5p each

Name of company	Registered or principal office	General nature of business	Share capital (issued and fully paid)
Evenmedia Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Eventip Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Gearnet Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Goodfigure Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Ixora Company Limited	29 Redcliffe Street, St. Johns, Antigua and Barbuda	Service Company	10,000 ordinary shares of £1 each; 1 ordinary share of US$1; 90,000 ordinary redeemable shares of £1 each
James Lane Group Limited	Greenside House (as above)	Betting services	10,908,000 ordinary shares of 10p each
Matsbest Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Matsdom Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Matsgood Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
Vynplex Limited	15 Mark Lane Leeds LS1 8LB	Property Investment	100 ordinary shares of £1 each
William Hill Bookmakers (Ireland) Limited	39-40 Upper Mount Street, Dublin 2 Ireland	Betting services	1 ordinary share of IR€1.25 each
William Hill (Caledonian) Limited	9/15 North Drive Glasgow G1 4BL	Betting services	30,000 ordinary shares of £1 each
William Hill Call Centre Limited	39-40 Upper Mount Street, Dublin 2 Ireland	Call Centre	165,001 ordinary shares of €1 each
William Hill (Course) Limited	15 Mark Lane Leeds LS1 8LB	Betting services	20,210,000 ordinary shares of 5p each
William Hill Credit Limited	15 Mark Lane Leeds LS1 8LB	Betting services	15,150 ordinary shares of £1 each
William Hill (Effects) Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
William Hill Employee Shares Trustee Limited	Greenside House (as above)	Corporate Trustee	2 ordinary shares of £1 each
William Hill (Goods) Limited	Greenside House (as above)	Property Investment	2 ordinary shares of £1 each
William Hill (IOM) Limited	15-19 Athol Street, Douglas, IM99 1LB Isle of Man	Betting services	32 ordinary shares of £1 each
William Hill (IOM) No. 3 Limited	15-19 Athol Street, Douglas, IM99 1LB Isle of Man	Investment Holding	450,001 ordinary shares of £1 each 1,400,000 redeemable ordinary shares of £1 each
William Hill Index (London) Limited	Greenside House (as above)	Spread Betting	715,000 ordinary shares of £1 each
William Hill International Limited	29 Redcliffe Street, St. Johns, Antigua and Barbuda	Betting services	300,000 ordinary shares of £1 each; 1 ordinary share of US$1; 1,000,000 ordinary redeemable shares of £1 each; 150,000 income share of £1 each

Name of company	Registered or principal office	General nature of business	Share capital (issued and fully paid)
William Hill Internet Ventures Limited	29 Redcliffe Street, St Johns, Antigua and Barbuda	Online casino	10,000 ordinary shares of US$1 each; 90,000 ordinary redeemable shares of US$1 each
William Hill (Football) Limited	Greenside House (as above)	Betting services	10,000 ordinary shares of £1 each
William Hill (Grampian) Limited	9/15 North Drive Glasgow G1 4BL	Betting services	1,000 ordinary shares of £1 each
William Hill (London) Limited	Greenside House (as above)	Betting services	2 ordinary shares of £1 each
William Hill (Midlands) Limited	15 Mark Lane Leeds LS1 8LB	Betting services	3,030 ordinary shares of £1 each
William Hill (North Eastern) Limited	15 Mark Lane Leeds LS1 8LB	Betting services	1,519,220 ordinary shares of 5p each
William Hill (North Western) Limited	15 Mark Lane Leeds LS1 8LB	Betting services	900 ordinary shares of £1 each
William Hill Offshore Limited	39-40 Upper Mount Street, Dublin 2 Ireland	Betting services and investment holding	330,001 ordinary shares of €1 each
William Hill (Products) Limited	Greenside House (as above)	Property Investment	2 ordinary shares of £1 each
William Hill (Resources) Limited	Greenside House (as above)	Property Investment	2 ordinary shares of £1 each
William Hill (Scotland) Limited	9/15 North Drive Glasgow G1 4BL	Betting services	21,000 ordinary shares of £1 each
William Hill (Southern) Limited	Greenside House (as above)	Betting services	45,225 ordinary shares of £1 each
William Hill (Stock) Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
William Hill (Strathclyde) Limited	9/15 North Drive Glasgow G1 4BL	Betting services	10,000 ordinary shares of £1 each
William Hill (Supplies) Limited	Greenside House (as above)	Property Investment	2 ordinary shares of £1 each
William Hill Trustee Limited	Greenside House (as above)	Corporate Trustee	2 ordinary shares of £1 each
William Hill (Wares) Limited	Greenside House (as above)	Procurement	1 ordinary share of £1
William Hill (Western) Limited	Greenside House (as above)	Betting services	11,000 ordinary shares of 10p each
Windsors (Sporting Investments) Limited	15 Mark Lane Leeds LS1 8LB	Investment holding	5,512,000,000 ordinary shares of 5p each; 26,636,302 deferred shares of £1 each

10. PRINCIPAL INVESTMENTS

Details of William Hill's main investments in other undertakings over the last three financial years and during the current financial year are as follows:

Name of company	Registered or principal office	General nature of business	Share capital issued and percentage owned
Satellite Information Services (Holdings) Limited	Satellite House, 17 Corsham Street, London N1 6DR	Sports broadcasting and information services	221,606 ordinary shares of 10p each (19% owned by the Group)
49's Limited	7a Great Queen Street, London WC2B 5DG	Gambling and betting activities	6 ordinary shares of £1 each (33.33% owned by the Group)

11. PREMISES

William Hill's principal administrative offices are located in London and are occupied under a lease expiring in 2111. William Hill's main operational facilities in Leeds are occupied under two leases expiring in 2011 and 2016. Details of the principal properties of the Group are set out below:

Address	Description	Size (square feet – approximate)	Tenure	Expiry of term	Current rent per annum	Lessee
Part 1st, 4th and 5th Floors, Lewis' Department Store, 15 Mark Lane, Leeds	Offices related to various operational and administrative functions of the Group's business	29,100	Leasehold	24 December 2016	£269,075	William Hill Organization Limited
1st, 2nd and 3rd Floors, St John's Centre, Leeds	Offices related to various operational and administrative functions of the Group's business	24,150	Leasehold	23 June 2011	£387,750	William Hill Organization Limited
Greenside House, 50 Station Road, Wood Green, London N22 7TP	Head office	30,000	Long leasehold	28 September 2111	Peppercorn	Camec Limited
Clifton House, Finsbury Park, London N4	London Regional Office					
	Units 14, 15 and 19	9,500	Leasehold	25 March 2018	£123,140	Camec Limited
	Units 5, 12 and 18	8,250	Leasehold	24 December 2009	£164,500 (Units 5, 12 and 18 and Units 1 and 17)	Camec Limited
	Units 1 and 17	4,800	Leasehold	24 December 2009		Camec Limited
Unit F, Milshaw Park Estate, Leeds	Depot, field services store, work shop and ancillary offices	5,500	Leasehold	24 December 2006	£27,378	William Hill Organization Limited
6th, 7th and 8th Floors, Milton House, Charter Row, Sheffield	Call and computer centre and offices	28,750	Leasehold	8 November 2016	£430,561	William Hill Credit Limited
Suite 1, Ground Floor, Woodhead House, Centre 27, Birstall, Leeds	Offices and computer centre	2,550	Leasehold	14 June 2016	£46,442	William Hill Organization Limited

The majority of William Hill's real property is occupied under lease and constitutes the premises from which its LBOs operate. As at 13 May 2002, of William Hill's 1768 property interests, 1578 were leaseholds, with 168 leases contractually expiring prior to 31 December 2002. Of the leasehold interests, all but 5 of the trading LBOs situated in England and Wales have statutory renewal rights, whereby the tenant is entitled to a new lease upon expiry of the old one, unless the landlord can prove one of a limited number of grounds of opposition. These include, apart from certain circumstances where the tenant is in default, the landlord requiring possession to carry out substantial development works, or requiring the premises for his own business

or residential use. 177 leasehold interests are situated in Scotland where there are no such statutory rights and renewals are the subject of contractual negotiations. Only one of these interests contractually expires before 31 December 2002. As at 13 May 2002, William Hill owned a total of 190 freehold properties.

Properties which have become surplus to the requirements of the Group have, in general, been disposed of to third parties. The majority of such properties are leasehold and disposal activity is focused on surrendering the properties back to the landlord. Where leases are assigned to third parties, the Group remains liable for rent and performance of the terms of the leases if the relevant third party defaults (save in the case of property in Scotland unless otherwise provided for in the terms of the relevant lease). However, the Group is currently making payment under the doctrine of first tenant's liability in relation to only one such property and this liability is not material.

12. UNDERWRITING AGREEMENT

Pursuant to an agreement dated 29 May 2002 between and among the Company, the Directors, the Selling Shareholders and the Managers (the "Underwriting Agreement") and a supplementary agreement dated 17 June 2002 between and among the Company, the Selling Shareholders and the Managers (the "Supplementary Agreement"):

(a) The Company and the Selling Shareholders have agreed, subject to certain other conditions, to issue and sell, as the case may be, the New Shares and the Existing Shares to be issued and sold under the Global Offer at the Offer Price;

(b) The Managers have agreed, subject to certain conditions that are typical for an agreement of this nature, including the New Bank Facility having become unconditional (subject to Admission) and Admission and deciding to proceed with the Global Offer, to procure subscribers and purchasers for or, failing which, to subscribe for and purchase themselves the New Shares and the Existing Shares to be issued and sold under the Global Offer at the Offer Price. The Underwriting Agreement will become unconditional on Admission;

(c) The Institutional Shareholders have granted the Over-allotment Option to Schroder Salomon Smith Barney, pursuant to which Schroder Salomon Smith Barney may, subject to certain conditions, procure purchasers for or purchase itself up to such number of additional Existing Shares expected to represent 15% of the total number of New Shares and Existing Shares issued or sold under the Global Offer at the Offer Price, for the purposes, amongst other things, of allowing Schroder Salomon Smith Barney to meet over-allocations, if any, in connection with the Global Offer and to cover short positions resulting from stabilising transactions. The number of Existing Shares to be transferred pursuant to the Over-allotment Option, if any, will be determined not later than 30 days from Admission. Settlement of the Over-allotment Option will take place shortly after the exercise of the Over-allotment Option;

(d) The Institutional Shareholders are expected to lend to Schroder Salomon Smith Barney, as stabilising manager, Shares that will enable Schroder Salomon Smith Barney to settle, on Admission, over-allotments, if any, in connection with the Global Offer;

(e) The Company has agreed to pay to the Managers, conditional on Admission, a commission equal to 3% of the Offer Price multiplied by the number of New Shares issued by the Company in the Global Offer. The Company may also pay to the Managers a further incentive fee of up to 0.75% on the value at the Offer Price of the Shares issued by it, payable at the discretion of the Company. The Institutional Shareholders have agreed to pay to the Managers, conditional on Admission, a commission equal to 3% of the Offer Price multiplied by the number of Existing Shares (if any) sold by the Institutional Shareholders in the Global Offer including the Existing Shares (if any) sold under the Over-allotment Option (allocated on a *pro rata* basis between the Institutional Shareholders in proportion to the number of Existing Shares (if any) being sold by such Institutional Shareholder in the Global Offer or under the Over-allotment Option to the total number of Existing Shares (if any) being sold by all of the Institutional Shareholders in the Global Offer or under the Over-allotment Option) together with a commission equal to 1.5% of the Offer Price multiplied by the number of Existing Shares (if any) sold by management shareholders (allocated on a *pro rata* basis between the Institutional Shareholders in proportion to the number of Existing Shares (if any) being sold by such Institutional Shareholder in the Global Offer to the total number of Existing Shares (if any) being sold by all of the Institutional Shareholders in the Global Offer). The Institutional Shareholders may also pay to the Managers a further incentive fee of up to 0.75% on the value at the Offer Price of the Shares sold by the Institutional Shareholders, and up to

0.375% on the value of the Offer Price of the Shares sold by management, each payable at the discretion of the Institutional Shareholders. The EBT has agreed to pay the Managers, conditional on Admission, a commission equal to 3% of the Offer Price multiplied by the number of Existing Shares sold by the EBT in the Global Offer. The EBT may also pay to the Managers a further incentive fee of up to 0.75% on the value of the Offer Price of the Shares sold by it, payable at the discretion of the EBT. The Managers have agreed to pay all commissions due to the Intermediaries in respect of Shares allocated pursuant to the Intermediaries Offer;

(f) The obligations of the Company and the Selling Shareholders to issue or sell, as the case may be, Shares and the obligations of the Managers to procure subscribers and/or purchasers for, or failing which to themselves subscribe for or purchase, the Shares to be issued and sold under the Global Offer will be subject to certain conditions including, amongst others, that Admission occurs by not later than 8.00 a.m. on 20 June 2002 or such later time and/or date as Schroder Salomon Smith Barney and Deutsche Bank may agree with the Company, Cinven and CVC. Schroder Salomon Smith Barney and Deutsche Bank may terminate the Underwriting Agreement in certain circumstances that are typical for an agreement of this nature prior to Admission. These circumstances include the occurrence of certain significant changes in the condition (financial or otherwise), prospects or earnings of the Company or any other member of the Group and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement);

(g) The Company and the Selling Shareholders have severally agreed to pay (in the portions as set out in the Underwriting Agreement) by way of reimbursement to the Underwriters or as otherwise set out in the Underwriting Agreement, any stamp duty or stamp duty reserve tax arising on the issue or initial sale (as applicable) of Shares by them under the Global Offer (including in the case of the Institutional Shareholders pursuant to the Over-allotment Option);

(h) The Company has agreed to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, amongst others, the Global Offer, Admission or the other arrangements contemplated by the Underwriting Agreement; and

(i) The Company has given certain representations, warranties, undertakings and indemnities to the Managers. The liabilities of the Company under the Underwriting Agreement are not limited as to amount or, except in respect of the warranties given by it, by time. The Directors have given certain representations, warranties and undertakings to the Managers. The liabilities of the Directors under the Underwriting Agreement are limited as to time and amount. The Selling Shareholders have given certain representations, warranties and undertakings to the Managers. The liabilities of the Selling Shareholders under the Underwriting Agreement are limited as to time and amount.

Subject to Admission, pursuant to the Underwriting Agreement and certain related lock-up agreements:

(a) The Company has undertaken to Schroder Salomon Smith Barney, except with the prior written consent of Schroder Salomon Smith Barney, not to issue any Shares, nor any options in respect of, or other rights to subscribe for, any Shares or any other securities until the date on which the Company's results for the 52 weeks ending 31 December 2002 are published (the "Publication Date") except (i) pursuant to the Global Offer; (ii) under any share option scheme described in this document; or (iii) pursuant to the acquisition of a business or company provided that the market value of the Shares being issued does not exceed £50,000,000; and

(b) The Directors and the other shareholders in the Company have severally undertaken to Schroder Salomon Smith Barney and Deutsche Bank, except with the prior written consent of Schroder Salomon Smith Barney (having given Deutsche Bank the opportunity to make representations and taking account of any reasonable requests then made) not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offer of, any Shares (or any interest therein or in respect thereof) or enter into any transaction with the same economic effect as any of the foregoing and to use all reasonable endeavours to ensure that no connected person does any of the foregoing with respect to any Shares for the time being owned by such person (in each case other than pursuant to the Underwriting Agreement) except pursuant to the Global Offer and in accordance with this document at any time until the Publication Date. However, these provisions do not preclude (i) a Director or a shareholder from accepting any offer (or giving an irrevocable undertaking to accept an offer) for shares in the Company of a kind to which the City Code applies (including, without limitation, pursuant to a compromise or arrangement under section 425 of the Companies Act or a scheme of reconstruction under section 110 of

the Insolvency Act 1986); or (ii) any disposal or agreement to dispose of shares in the Company between the Directors, the current shareholders and connected persons (as defined in section 346 of the Companies Act) provided such persons agree, in a form previously agreed with Schroder Salomon Smith Barney, to be subject to similar restrictions; or (iii) in the case of the Institutional Shareholders, any transfer to any member of its group or any nominee of an institutional fund provided that the transferee has first agreed by deed to be bound by the similar restrictions.

13. MATERIAL CONTRACTS

The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Group within the period of two years immediately preceding the date of this document:

(a) Underwriting Agreement

The Underwriting Agreement and the Supplementary Agreement referred to in paragraph 12 above.

(b) Lock-up arrangements

John Brown, two of his related trusts and Robert Lambert (the former Group Finance Director of William Hill) are party to a lock-up arrangement with the Company, Cinven and CVC, whereby they will not sell any of their Shares until a listing of the Shares in the Company. If the listing were to occur before 1 September 2004, the lock-up would end on the earlier of 1 September 2004 and 12 months after the listing (or, if later, the end at the same time as any lock-up agreed by Cinven and CVC in respect of the Shares in the Company retained by them after the listing). If the listing were to occur after 1 September 2004, the lock-up would be extended in accordance with orderly marketing arrangements. These lock-up arrangements have, subject to Admission, been replaced by the arrangements described in paragraph 12 above.

(c) Group re-organisation

On 15 April 2002, the Company entered into an Exchange Agreement with WHH and all of the then shareholders in WHH, whereby the Company acquired the entire issued share capital in WHH from the shareholders in WHH. In consideration for the acquisition, the Company allotted the Existing Shares to the then shareholders in WHH.

The Company also entered into an Investment and Shareholders' Agreement on 15 April 2002 with the then shareholders in WHH who, following the transfer of shares in WHH and the allotment and issue of the Existing Shares by the Company to them pursuant to the Exchange Agreement, became shareholders in the Company. The Investment and Shareholders' Agreement will terminate upon Admission.

Under the Investment and Shareholders Agreement, each of Cinven and CVC are entitled to appoint two directors to the Board of the Company, and to any board of any Subsidiary. The Chairman of each of the audit committee and the remuneration committee is chosen by Cinven and CVC.

Material decisions involving the company require the consent of either Cinven and CVC, or the directors appointed by them. Examples of matters requiring such consent are the issue of shares, the alteration in the Company's capital, the payment of dividends, the transfer of shares, acquisitions and disposals of subisidiary undertakings and material assets, arrangements outside the ordinary course of business, the granting of security, the approval of financial statements and the budget, the entering into or the variation of loan facilities, the appointment, dismissal or the variation of the terms of employment of senior management, the remuneration of directors, and the establishment of share option and incentive schemes. Each of Cinven and CVC are entitled to receive and review management accounts, and such other information concerning the Company's and/or its Subsidiaries' activities as they may request. Cinven and CVC each receive certain directors and monitoring fees from the Company. Those persons listed in "Senior management" in Part 2 are subject to certain restrictive covenants, set out in the Investment and Shareholders Agreement.

John Brown and Charles Scott, Directors of the Company and shareholders in WHH were party to the Exchange Agreement and are party to the Investment and Shareholders' Agreement.

(d) New Bank Facility

A new bank facility (the "New Bank Facility") was entered into by the Company on 29 May 2002, with Barclays Capital (the investment banking division of Barclays Bank plc), Deutsche Bank and The Royal Bank of Scotland plc as arrangers ("Arrangers") and Deutsche Bank as agent ("Agent"). A portion of the funds drawn

down from the New Bank Facility, together with funds raised in the Global Offer and cash resources of the Group, will be used to repay all outstanding amounts under the Credit Agreement described in paragraph 13(e) of this Part 9. See "Reasons for listing and use of proceeds" in Part 8. The New Bank Facility will be guaranteed by the Company and certain subsidiaries of the Company and will be unsecured.

(i) General

The facilities constituted by the New Bank Facility comprise a multicurrency term loan facility ("Facility A") in the amount of £210 million, and a multicurrency revolving loan facility ("Facility B") in the amount of £450 million. The Company is required to amortise Facility A over four and a half years with the final repayment on 31 December 2006. The commitment under the multicurrency revolving facility is required to be repaid on 29 May 2007. The proceeds of Facility A and Facility B will be used for the general corporate purposes of the Group.

Utilisation by the Company of the proceeds under the New Bank Facility is conditional on, *inter alia*, receipt by the Agent of evidence that the Company has received a minimum of £325 million from the Global Offer.

(ii) Interest rate; fees

Advances under Facility A and advances under Facility B initially bear interest at a rate equal to the London interbank offered rate ("LIBOR") plus 1.45% per annum. This margin over LIBOR may be reduced to not less than 0.70% per annum or increased to no more than 1.45% per annum following satisfaction of certain financial performance tests. A commitment fee is payable on undrawn commitments under Facility A and Facility B.

(iii) Prepayments

Certain mandatory prepayments are required to be made pursuant to the New Bank Facility until such time as the ratio of net debt to earnings before interest, taxes, depreciation and amortisation ("EBITDA") is 3.25:1 or less for two consecutive testing periods, including 90% of the net proceeds of (a) any asset, business or undertaking exceeding £15,000,000 in aggregate in any financial year (unless, *inter alia*, such disposals are made in the ordinary course of trading) and (b) 90% of the net proceeds of any capital market securities issue exceeding £25,000,000. In addition, the Company must, if required by a two-thirds majority of lenders, prepay all indebtedness under the New Bank Facility on the occurrence of any change of control of the Company after the date of Admission. Optional prepayments are permitted without premium or penalty.

(iv) Certain covenants

The New Bank Facility contains numerous operating and financial covenants, including, requirements to maintain: minimum ratios of EBITDA to net interest, maximum ratios of net debt to EBITDA, and a minimum consolidated net worth. In addition, the New Bank Facility includes, without limitation, covenants relating to: limitations on disposals (with exceptions including, without limitation, disposals of business or assets not exceeding (a) individually in any financial year 10% of consolidated earnings before interest and taxes ("EBIT") and (b) in aggregate over the life of the New Bank Facility 25% of consolidated EBIT from time to time); certain limitations on acquisitions; limitations on change of business; limitations on mergers and other corporate reconstructions; and limitations on subsidiary financial indebtedness.

(v) Events of Default

The New Bank Facility contains events of default customary for facilities of this type.

(e) Credit Agreement

In connection with the acquisition by Will Hill Limited of WHO, Laystall, Camec and WHTL, Will Hill Limited entered into a credit agreement on 2 December 1997, with Bankers Trust International PLC as arranger ("Arranger"), Bankers Trust Company as agent ("Agent") and Bankers Trustee Company Limited as security agent ("Security Agent") (the "Original Credit Agreement"). WHO subsequently became a borrower under the Original Credit Agreement. WHO and Will Hill Limited are referred to as the "Obligors". Bankers Trust Company syndicated the facilities under the Original Credit Agreement to a syndicate of banks and

financial institutions. The Original Credit Agreement was amended pursuant to an amendment agreement dated 26 March 1999. The Original Credit Agreement, as so amended, is referred to below as the "Credit Agreement". The Company intends to have the Credit Agreement repaid from the proceeds of the Offer.

(i) General

The facilities constituted by the Credit Agreement comprise the Term Loan Facility split into the £175 million Tranche A Facility, the £100 million Tranche B Facility and the £75 million Tranche C Facility and the £50 million Revolving Facility, which is available by way of advances, letters of credit or guarantees. The Obligors are required to amortise the Tranche A Facility over seven years with the final repayment on 31 December 2004; the Tranche B Facility is repayable in two instalments in June and December 2005; and the Tranche C Facility is repayable in two instalments in June and December 2006. The amounts drawn down under the Revolving Facility must be repaid by 31 December 2004.

(ii) Interest rate; fees

Advances under the Tranche A Facility and advances under the Revolving Facility initially bore interest at a rate equal to LIBOR plus 2%. This margin over LIBOR may be reduced following satisfaction of certain financial performance tests. Advances under the Tranche B Facility initially bore interest at a rate equal to LIBOR plus 2.25%. This margin over LIBOR may be reduced following satisfaction of certain financial performance tests. Advances under the Tranche C Facility initially bore interest at a rate equal to LIBOR plus 2.50%. This margin over LIBOR may be reduced following satisfaction of certain financial performance tests. A commitment fee calculated at a rate equal to 0.75% of the daily, undrawn amount of the Revolving Facility is payable quarterly in arrears. Certain agency fees are payable to the Agent and the Security Agent.

(iii) Prepayments

Certain mandatory prepayments are required to be made pursuant to the Credit Agreement, including (a) 100% of the net proceeds of certain asset sales (unless such proceeds are committed to be applied to certain permitted investments within 360 days of the sale and held in a separate cash collateral account pending reinvestment) and (b) an amount equal to 50% of available "excess cash flow" (as defined in the Credit Agreement) in any financial year. In addition, the Obligors must prepay all outstandings under the Credit Agreement on the occurrence of: (1) the sale of all or substantially all of the shares, business, undertaking or assets of Will Hill Limited or any Investment Company or any Investment Company (as defined in the Credit Agreement; (2) a listing of the shares of a member of the Group or any Investment Company (both as defined in the Credit Agreement); or (3) any change of control of WHL. Optional prepayments are permitted without premium or penalty but subject to customary breakage and capital costs.

(iv) Security

The indebtedness under the Credit Agreement is secured by a guarantee and debenture dated 2 December 1997 granted by Will Hill Limited and William Hill Finance in favour of the Security Agent, which incorporates, *inter alia*, a guarantee by Will Hill Limited and William Hill Finance of the performance by each Obligor of its obligations under the Credit Agreement; a fixed and floating charge of certain of Will Hill Limited's assets; and an assignment of William Hill Finance's right, title and interest in the intercompany loan agreement between William Hill Finance and Will Hill Limited.

(v) Certain covenants

The Credit Agreement contains numerous operating and financial covenants, including, without limitation, requirements to maintain: minimum ratios of EBITDA to net cash interest, EBITDA to total senior interest and cash flow to total debt service; and maximum ratios of total indebtedness to net worth and limitations on capital expenditure. (All relevant terms are defined in the Credit Agreement). In addition, the Credit Agreement includes covenants (which are subject to certain exceptions) relating to limitations on amalgamations and changes of business, limitations on disposals, limitations on indebtedness, limitations on the creation of security, limitations on transactions, limitations on guarantees, limitations on loans hedging, limitations on leasing, limitations on investments, acquisitions and joint ventures, limitations on the issuance of shares and limitations on the payment of interest or other amounts under the Notes.

(vi) Events of default

The Credit Agreement contains events of default including, without limitation, a breach by Will Hill Limited of any of the financial covenants referred to above.

(f) Intercreditor Deed

On 2 December 1997, Will Hill Limited, William Hill Finance, Nomura, Bankers Trust Company as agent and Bankers Trustee Company Limited as security agent entered into an Intercreditor Deed (the "Intercreditor Deed"). The principal effect of the Intercreditor Deed is to (i) regulate the respective priority of debt arising pursuant to the Credit Agreement and debt arising in respect of the Senior Subordinated Notes; (ii) govern the circumstances in which payment may be made in respect of the Senior Subordinated Notes; and (iii) restrict the circumstances in which holders of the Senior Subordinated Notes may enforce any of the security constituted by the Senior Subordinated Security Documents (as defined in the Intercreditor Deed).

(g) Indenture

An indenture (the "Indenture") dated 14 May 1998 was entered into by (1) William Hill Finance, (2) Will Hill Limited and (3) The Bank of New York, as Trustee (the "Trustee"), pursuant to which the Senior Subordinated Notes were issued by William Hill Finance. A portion of the Notes has been registered under the Securities Act.

On 13 May 2002, the Company announced a tender offer and consent solicitation, conditional on Admission, among other things, for the purchase of the Senior Subordinated Notes at a price based upon a spread of 50 basis points over the yield to maturity on the UK Gilt 8% due June 2003. In the event that all the Senior Subordinated Notes accept the tender offer, and assuming total consideration plus accrued interest of £1,113.04 per £1,000 principal amount of tendered notes, the aggregate payment to be made by William Hill will be approximately £167 million.

The primary purposes of the tender offer and consent solicitation are to reduce Group indebtedness and remove the restrictive covenants contained in the Senior Subordinated Notes and Indenture which, among other things, restrict the ability of certain Group companies to incur additional indebtedness, make certain restricted payments (including, under certain circumstances, the payment of dividends) or merge or consolidate with another entity. Pursuant to the terms of the Indenture, amendment of the Indenture requires the consent of holders representing 75% or more of the outstanding aggregate principal amount of the Senior Subordinated Notes.

The principal terms of the Indenture prior to amendment are as follows:

(i) Principal, maturity and interest

The Notes collectively aggregate to £150 million in principal amount and mature on 30 April 2008. Interest on the Notes accrues at the rate of $10^5/_8$% per annum.

(ii) Redemption at the option of William Hill Finance

The Notes will be redeemable, at William Hill Finance's option, on and after 30 April 2003 at redemption prices declining rateably from 105.313% of principal amount for the twelve months commencing 30 April 2003 to 100.000% on and after 30 April 2007, plus in each case accrued and unpaid interest thereon, if any, to the applicable redemption date. However, on or prior to 30 April 2001, William Hill Finance may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined in the Indenture) to redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 110.625% of the then outstanding principal amount thereof plus accrued and unpaid interest thereon, if any, to the relevant date of redemption provided that at least 65% of the original aggregate principal amount of the Notes remains outstanding immediately after any such redemption. The Global Offer will constitute a Public Equity Offering as defined in the Indenture.

(iii) Repurchase at the option of holders of Senior Subordinated Notes

The Indenture provides that upon the occurrence of a change of control (which would not include the Global Offer), each holder of Senior Subordinated Notes will have the right to require that William Hill Finance purchase all or a portion of such holder's Senior Subordinated Notes at a purchase price equal to 101% of the principal amount thereof then outstanding plus accrued and unpaid interest thereon, if any, to the date of repurchase.

(iv) Security

The Senior Subordinated Notes are secured by a second priority security assignment of the inter-company loan between William Hill Finance and Will Hill Limited and a guarantee from William Hill Finance and Will Hill Limited of the due and punctual payment of, among other things, payments of obligors in connection with the Senior Subordinated Notes.

(v) Covenants

The Indenture places certain limitations on, among other things, Will Hill Limited's ability to (a) incur additional indebtedness, (b) make certain other restricted payments (including, under certain circumstances, the payment of dividends), (c) impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to Will Hill Limited, (d) merge or consolidate with any other person or (e) dispose of all or substantially all of the assets of Will Hill Limited. The Directors do not expect these restrictions to impose any practical restrictions on the ability of the Company to declare dividends.

There are no other contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the Group which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

14. UK TAXATION

William Hill urges investors to consult their own tax advisers about the UK tax consequences of purchasing, holding and disposing of Shares.

14.1 General

The following statements are only a guide to the general position and are based on current UK taxation legislation and practice of the UK Inland Revenue, both of which are subject to change, possibly with retrospective effect. They relate to persons who are resident or ordinarily resident in the UK for UK tax purposes and who are the beneficial owners of Shares and the ownership of Shares. The comments below may not apply to certain classes of shareholders such as dealers in securities, insurance companies and collective investment schemes. If you are in any doubt as to your tax position or if you are subject to tax in a jurisdiction other than the UK, you should consult your own professional advisers.

14.2 Dividends

Under current UK taxation legislation, no tax will be withheld from dividend payments by the Company.

(a) Individuals

UK resident individual shareholders who receive a dividend from the Company will generally be entitled to a tax credit, which can be set off against the individual's income tax liability on the dividend payment. The rate of tax credit on dividends paid by the Company will be 10% of the gross dividend (or one-ninth of the dividend payment). UK resident individual shareholders who are not liable to income tax in respect of the gross dividend will generally not be entitled to reclaim any part of the tax credit. In the case of a UK resident individual shareholder liable to income tax at only the lower or basic rate (taking account of the gross dividend he or she receives), the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A UK resident individual shareholder liable to income tax at the higher rate will to the extent that his or her income (including the gross dividend) exceeds the threshold for higher rate income tax be subject to income tax on the gross dividend at 32.5%, but will be able to set the tax credit off against part of this liability. An individual shareholder who is liable to the higher rate of income tax will therefore, after deducting the tax credit, have to account for additional income tax equal to 22.5% of the gross dividend.

(b) Companies

A corporate shareholder resident in the UK (for tax purposes) will generally not be subject to corporation tax on dividend payments. Corporate shareholders will not, however, be able to claim repayment of tax credits attaching to the dividend payments.

(c) Non-Residents

In general, the right of non-UK resident shareholders to reclaim tax credits attaching to dividend payments will depend upon the existence and the terms of an applicable double tax treaty. In most cases, the amount that can be claimed by non-UK resident shareholders will be nil as a result of the terms of the relevant treaty. Non-UK

resident shareholders should consult their own tax advisers in respect of their tax liabilities on dividend payments.

(d) Pension Funds

UK taxpayers who are not liable to income tax, including pension funds and charities, will not be entitled to reclaim the tax credits on dividends paid by the Company. In lieu of this entitlement, charities will generally be entitled to limited compensation until 5 April 2004.

14.3 Chargeable gains

A disposal of the Shares by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, (subject to any available exemption or relief) give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains. A shareholder who is an individual and who ceases to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years and who disposes of Shares during that period may also be liable to UK taxation of chargeable gains (subject to any available exemption or relief).

14.4 Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

The conveyance or transfer on sale of Shares will generally be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5). Stamp duty is normally the liability of the purchaser or transferee of the Shares.

An unconditional agreement to transfer Shares will normally give rise to a charge to Stamp Duty Reserve Tax ("SDRT") at the rate of 0.5% of the amount or value of the consideration for the Shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or the transferee of the Shares.

Where Shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depository receipts, stamp duty or SDRT may be payable at a rate of 1.5% (rounded up, in the case of stamp duty, to the nearest £5) of the amount or value of the consideration payable or, in certain circumstances, the value of the Shares. Clearance service providers may opt under certain circumstances for the normal rates of SDRT to apply to a transfer of Shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of Shares into the clearance service.

Paperless transfers of Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system. Deposits of Shares into CREST will generally not be subject to SDRT, unless the transfer into CREST is itself for consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration.

Special rules apply to agreements made by market intermediaries in the ordinary course of their business.

In relation to the New Shares being issued by the Company, no liability to stamp duty or SDRT will arise on the issue or on the issue of definitive share certificates in respect of such shares by the Company other than in circumstances involving depository receipts or clearance services referred to above.

In relation to the sale of the Existing Shares by the Selling Shareholders, a liability to stamp duty and/or SDRT will arise in relation to their sale by the Selling Shareholders under the Global Offer. Under the terms of the Underwriting Agreement the Selling Shareholders have agreed to meet the liability to stamp duty of original purchasers of Existing Shares (subject to a maximum rate in respect of each Existing Share of 50p per £100 or part thereof of the Offer Price) which will arise on such initial sale. The Selling Shareholders will also meet any liability to SDRT of the original purchasers arising in respect of the initial transfer of the Existing Shares by the Selling Shareholders within the CREST system (subject to a maximum rate in respect of each Existing Share of 0.5% of the Offer Price).

15. US TAXATION

The following discussion is a summary based on present law of certain US federal income tax considerations relevant to the purchase, ownership and disposition of the Shares. The discussion is not a complete description of all the tax considerations that may be relevant to a particular shareholder. The discussion addresses only US holders (as defined below) that will hold the Shares as capital assets and use the US dollar as their functional currency. It does not address the tax treatment of investors subject to special rules, such as banks, dealers, traders in securities that elect mark to market treatment, insurance companies, tax-exempt entities, holders of 10% or more of William Hill's voting shares, persons holding the Shares as part of a hedge, straddle, conversion or other integrated financial transaction, and persons resident or ordinarily resident in the UK. William Hill believes, and this discussion assumes, that it is not and will not become a passive foreign investment company for US federal income tax purposes.

William Hill urges investors to consult their own tax advisers about the US federal, state and local tax consequences of purchasing, holding and disposing of Shares.

As used here, "US holder" means a beneficial owner of the Shares that is (i) an individual US citizen or resident for US federal income tax purposes, (ii) a corporation, partnership or other business entity organised under the laws of the United States, (iii) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of its substantial decisions, or a trust that has made a valid election under US Treasury Regulations to be treated as a domestic trust or (iv) an estate the income of which is subject to US federal income tax regardless of its source.

15.1 Dividends

Dividends paid on the Shares will be included in the gross income of a US holder as ordinary income from foreign sources to the extent paid out of William Hill's earnings and profits (as determined under US federal income tax principles). To the extent a dividend exceeds William Hill's earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Shares. Because William Hill will not calculate its earnings and profits under US rules, US holders will not be able to demonstrate that a dividend is not out of earnings and profits. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends paid to a US holder in pounds sterling will be includable in income in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into dollars at that time. Any gain or loss that a US holder recognises on a subsequent conversion of pounds sterling into dollars generally will be US source ordinary income or loss. Distributions to US holders of additional shares or rights to acquire shares that are made as part of a pro rata distribution to all shareholders might not be subject to federal income tax.

A US holder entitled to the benefits of the UK-US income tax treaty may be entitled to a foreign tax credit for UK withholding tax in an amount equal to the tax credit payment that the holder is entitled to receive from the UK Inland Revenue. At current rates, a dividend of £90 entitles an eligible US holder to a payment of £10 offset by a UK withholding tax of £10. Because the tax credit payment and the withholding tax offset each other, the Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have tax significance for electing US holders. A US holder that elects the benefits of the income tax treaty must include the tax credit payment in its income and may claim a foreign tax credit for the UK withholding tax (subject to otherwise applicable limitations on foreign tax credit claims). To make the election, a holder must file a completed US Internal Revenue Service Form 8833 with its US federal income tax return for the relevant year. A US partnership is entitled to benefits under the UK-US income tax treaty only with respect to income allocated to partners who are so entitled. The United Kingdom and the United States recently signed a new tax treaty that does not provide for UK tax credit payments to US holders except during the twelve months after it comes into effect. However, this new tax treaty has not yet come into effect, and it is not certain when it will come into effect.

15.2 Dispositions

US holders will recognise capital gain or loss on the sale or other disposition of the Shares in an amount equal to the difference between their adjusted tax basis in the Shares and the US dollar value of the amount realised from the sale or other disposition. Any gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if the Shares have been held for more than one year on the date of the sale or exchange. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as arising from US sources.

A US holder that receives pounds sterling on the sale or other disposition of the Shares will realise an amount equal to the US dollar value of the pounds sterling on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US holder will have a tax basis in the pounds sterling received equal to the US dollar amount realised. Any gain or loss realised by a US holder on a subsequent conversion of the pounds sterling into US dollars will be US source ordinary income or loss.

15.3 Information reporting and backup withholding

Dividends from the Shares and proceeds from the sale of Shares may be reported to the US Internal Revenue Service unless the holder (i) is a corporation, (ii) provides a properly executed IRS Form W-8BEN (or other relevant form) or (iii) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or otherwise establish an exemption. The holder can claim a credit against its US federal income tax liability for the amount of any backup withholding tax and a refund of any excess amount.

16. LITIGATION

16.1 Except as set out below, no member of the Group is or has been engaged in, nor (so far as the Company is aware) has pending or threatened, any legal or arbitration proceedings which may have or have had in the recent past (including at least the 12 months preceding the date of this document) a significant effect on the financial position of the Group, other than the following proceedings:

(a) the disputes with the BHB in relation to data and pictures rights referred to in Part 3 in respect of which the amounts in dispute are not quantified;

(b) the Italian Olympic Committee ("Coni") licences betting on sporting events under its control in Italy. It has commenced proceedings against William Hill alleging that William Hill's internet betting offering breaches Italian licensing laws regulating betting activity. Similar claims have been made against other major UK bookmaking companies that offer internet betting services accessible in Italy. William Hill does not hold a licence from Coni, and has not applied for one. Coni claims that William Hill must pay a fee and a percentage of its revenue to Coni and that William Hill is liable in damages and is in breach of regulations that also have criminal sanctions. A preliminary hearing is scheduled to take place on 12 July 2002. The claim will be vigorously defended by the Group. The primary argument relied upon in forming this belief is that the Italian legislation, which confers an effective monopoly, is incompatible with Article 49 of the European Convention, which provides for a freedom to provide services across the European Union provided that restrictions are not justified in the interests of national social policy or consumer protection;

(c) Menashe Business Mercantile Limited and Dr Julian Menashe have claimed that William Hill's online casino operation indirectly infringes a European patent, of which Dr Menashe is the proprietor. The claim relates to the supply of software by William Hill to users, enabling them to set up a connection with a host computer and to carry out online gambling. William Hill has rejected a settlement offer made by Dr Menashe as being unrealistically high, and disputes both that the patent in question is being infringed and the validity of the patent itself. At a preliminary hearing in March 2002 the Court accepted the territoriality of the patent, if the patent right exists. As a consequence, the Group subsequently served notice to the Court of Appeal to appeal the Court's view on this preliminary point and a hearing date has been fixed for early November 2002. Should Menashe Business Mercantile Limited and Dr Menashe prevail in this action, William Hill is indemnified for resulting damages pursuant to the terms of its agreement with CryptoLogic; and

(d) the Group has received claims from 24dogs Racing (Ireland) Limited ("24dogs") following termination of an agreement dated 23 November 2000 between that company and William Hill Offshore Limited, a company in the Group, for the establishment by 24dogs of an internet website dedicated to the sport of greyhound racing and the provision by the Group of a fixed-odds bookmaking service to that site. Based on legal advice, the Group considers many aspects of the claims to be without merit, and the claims, if pursued, will be vigorously defended.

17. WORKING CAPITAL AND FINANCIAL POSITION

17.1 The Company is of the opinion that after taking into account the net proceeds from the underwritten issue of New Shares in the Global Offer and the New Bank Facility, the Group has sufficient working

capital for its present requirements, that is for at least the 12 months following the date of publication of this document.

17.2 There has been no significant change in the financial or trading position of the Group since 2 April 2002, the date to which the latest audited financial statements of the Group in the Accountants' Report in Part 6 have been prepared.

17.3 Other than its acquisition of the other companies in the Group, there has been no significant change in the financial or trading position of the Company since 2 April 2002, the date to which the latest audited financial statements of the Company in the Accountants' Report in Part 6 have been prepared.

18. NATURE OF FINANCIAL INFORMATION

Financial information relating to William Hill contained in this document does not constitute statutory accounts within the meaning of section 240 of the Act. Statutory accounts for the Group in respect of the 2000 financial year and the 2001 financial year have been delivered to the Registrar of Companies in England and Wales. The auditors of the Company, Deloitte & Touche, Chartered Accountants and Registered Auditors, of Hill House, 1 Little New Street, London EC4R 3TR, have audited William Hill Holdings' accounts for such financial years.

19. AVAILABLE INFORMATION IN THE UNITED STATES

Will Hill Limited and William Hill Finance are currently subject to the informational requirements of the US Securities Exchange Act of 1934, as amended (the "Exchange Act"). The registration statements (and the exhibits and schedules thereto) filed by Will Hill Limited and William Hill Finance, as well as the periodic reports and other information filed by Will Hill Limited and William Hill Finance with the Securities and Exchange Commission (the "Commission"), may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, USA and at the regional offices of the Commission located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, USA. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, USA, and its public reference facilities in Chicago, Illinois at the prescribed rates. All reports, proxy and information statements and other information regarding registrants that file electronically with the Commission may be viewed on the Web site (http://www.sec.gov) maintained by the Commission.

Upon completion of a tender offer for the Senior Subordinated Notes (see paragraph 13(g) of this Part 9) the Group intends to terminate the Exchange Act registration of the Senior Subordinated Notes. Upon such termination, Will Hill Limited and William Hill Finance will no longer be subject to Exchange Act reporting requirements.

20. ENFORCEMENT OF CIVIL LIABILITIES UNDER US FEDERAL SECURITIES LAWS

The Company and several of the Institutional Shareholders are limited liability companies incorporated under English law. All of the Directors are citizens of the UK, and all or a substantial portion of the assets of the Company, the Selling Shareholders and the Directors are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company, the Selling Shareholders or the Directors or to enforce against them in the US courts judgements obtained in US courts predicated upon the civil liability provisions of the US federal securities laws. There is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgements of the US courts, of civil liabilities predicated upon US federal securities laws.

21. DIRECTORSHIPS AND PARTNERSHIPS

The following table shows, in respect of each of the Directors and members of senior management, the names of all companies and partnerships outside the Group of which he has, at any time in the five years prior to the date of this document, been a director or partner, as appropriate (excluding subsidiaries of any such companies). Each directorship or partnership is currently held unless stated otherwise.

Director	Company or partnership name	Current position
John Brown	49's Limited	Yes
	Betting Office Licensees Association Limited	Yes
	Blueslate Limited	No

Director	Company or partnership name	Current position
	The Brent Walker Group PLC	No
	Lambert Brown Limited	Yes
	Lucky Choice Limited	Yes
	Numbers Online Limited (formerly Leading Names Limited)	Yes
	Satellite Information Services (Holdings) Limited	Yes
	Sports Spread Betting Association Limited	No
David Harding	Charles Schwab Europe	No
	Prudential Holborn Life Limited	No
	Prudential Holborn Pensions Limited	No
	Scottish Amicable ISA Managers Limited	No
	Scottish Amicable Life plc	No
	Scottish Amicable Unit Trust Managers Limited	No
Tom Singer	Beale & Inman Limited	No
	Blazer Limited	No
	Brand Centre (Designers) Limited	No
	Brand Centre (Lifestyle) Limited	No
	Brand Centre Holdings Limited	No
	Broadpark Limited	No
	Cecil Gee (Menswear) Limited	No
	Cecil Gee Limited	No
	City Menswear Limited	No
	Dehavilland Limited	No
	Designindex Limited	No
	Fairdale Textiles Limited	No
	Gee 2 Limited	No
	Hagee (London) Limited	No
	L&A Froomberg Limited	No
	Moss Bros Group plc	No
	Moss Bros Group Qualifying Employee Share Ownership Trustee Limited	No
	Ourbigday Limited	No
	Savoy Taylors Guild Limited	No
	Shirt Co Limited	No
	Suit Co Limited	No
	Tannetje Limited	No
	Vavasseur & Company Limited	No
David Allvey	Allied Zurich plc	No
	Barclays Bank plc	No
	BAT Industries plc	No
	Britannic Assurance plc	Yes
	Britannic Retirement Solutions Ltd	Yes
	Costain Group plc	Yes
	Intertek Testing Services Plc	Yes
	McKechnie Group plc	No
Yagnish Chotai	Amicus Healthcare Group Limited	No
	Cinven Fund (SPV) No 1 Limited	Yes
	Cinven Fund (SPV) US No 1 Limited	Yes
	Cinven Group Limited	No
	Cinven Limited	Yes
	Cinven Partnership Services Limited	Yes
	Cinven Services (LP No 2) Limited	Yes
	Cinven Services Limited	No
	Coal Pension Venture Nominees Limited	Yes
	Comax Holdings Limited	No
	General Healthcare Group Limited	No
	Melbourne Group Limited	No
	Melbourne Trustees Limited	No
	Montinex Limited	No
	Niceopen Limited	No

Director	Company or partnership name	Current position
	Oxoid Holdings Limited	No
	Second Cinven Fund (SPV) US No 1 Limited	Yes
	Second Cinven Fund (SPV) US No 2 Limited	Yes
	Second Cinven Fund (SPV) US No 3 Limited	Yes
	The Unique Pub Company Limited	Yes
	The Unique Pub Funding Company Limited	No
	The Unique Pub Holding Company Limited	No
	Third Cinven Fund (SPV) US1 Limited	Yes
	Third Cinven Fund (SPV) US2 Limited	Yes
	Third Cinven Fund (SPV) US3 Limited	Yes
	Third Cinven Fund (SPV) US4 Limited	Yes
	Third Cinven Fund (SPV) US5 Limited	Yes
Barry Gibson	BAA plc	No
	European Travel Research Limited	No
	Focus 1999 Limited	No
	Limelight Group PLC	No
	Littlewoods Plc	No
	McArthur/Glen Europe S.A.	No
	McArthur/Glen Europe Troyes	No
	McArthur/Glen UK Limited	No
	National Express Group PLC	Yes
	The British Institute of Retailing Limited	Yes
	World Duty Free Limited	No
Donald Mackenzie	Amatek Holdings Limited	Yes
	Amatek Holdings SA	Yes
	Amatek Industries Pty Ltd	Yes
	Belhaven Holdings Limited	No
	British Aluminium Holdings Limited	No
	CVC Capital Partners BV	Yes
	CVC Capital Partners Europe Limited	No
	CVC Capital Partners Group Limited	Yes
	CVC Capital Partners Ltd	Yes
	FM Holdings Inc	No
	Formica Corporation	No
	Hamleys plc	No
	Hozelock Group Ltd	Yes
	Hozelock Group Trust Company Ltd	Yes
	Laminates Acquisition Company	No
	LGL 1996 Ltd	No
	Metzeler Automotive Profile Systems SA	Yes
	Oceanhaven Limited	No
	Rasindeck Ltd	Yes
	Rizla International BV	No
	Synstar plc	No
	Thistlehaven Plc	Yes
Charles Scott	Adidas a.g.	Yes
	Cordiant Communications Group plc	Yes
	Emcore Corporation	Yes
	Joe's Developments Limited	Yes
	Kirkal Limited	Yes

Member of senior managment	Company or partnership name	Current position
Nigel Blythe-Tinker	None	
Mike Ellis	None	
David Hart	Camec Limited	Yes
	William Hill Organization	Yes
	William Hill Trustee Limited	Yes
William Haygarth	William Hill Investments Limited	Yes
David Lowrey	William Hill Investments Limited	Yes
Peter Nolan	49's Limited	Yes
Gordon Oliver	None	
David Russell	None	
Ian Spearing	William Hill Investments Limited	Yes
	49's Limited	Yes
	Bookmakers Afternoon Greyhound Services Limited	Yes
	Lucky Choice Limited	Yes
	Satellite Information Services (Holdings) Limited	Yes
	Sports Spread Betting Association	Yes
David Steele	William Hill Organization Limited	Yes
Ralph Topping	None	
Shailen Wasani	William Hill Investments Limited	Yes

None of the Directors or other members of senior management has any unspent convictions relating to indictable offences. None of them has been bankrupt or has made or been the subject of any individual voluntary arrangements. Except as set out in paragraph 22 below, none of them has been a director of any company in an executive function at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of that company.

None of the Directors or other members of senior management has been a partner of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership. No asset of any of them or of any partnership where such person was a partner at the time of, or within the 12 months preceding such event, or has at any time been the subject of a receivership.

None of the Directors or other members of senior management has received any public criticisms by statutory or regulatory authorities (including designated professional bodies) or been disqualified by a court from acting as a director of a company or from acting in the managment or conduct of the affairs of any company.

22. BRENT WALKER, BLUESLATE AND SURPRISE FASHION

22.1 John Brown was appointed a director of Brent Walker, the conglomerate, on 11 January 1991. Brent Walker was placed in administrative receivership on 15 December 1997. The statement of affairs prepared by the directors of Brent Walker estimated that the deficiency as regards creditors, as at 14 January 1998, was £1,251,085,000.

22.2 John Brown was appointed a director of Blueslate, the holding company of the William Hill business within the Brent Walker group, on 20 September 1989. Blueslate was put into creditors voluntary liquidation following a meeting of creditors on 17 December 1997. The statement of affairs prepared by the liquidators estimated that the deficiency as regards creditors, as at 8 December 1997, was £333,101,313.

22.3 Barry Gibson was appointed a director of Surprise Fashion Stores Limited ("Surprise") in July 1983. Surprise was placed in to voluntary administration on 6 July 1987 to facilitate its sale. The statement of affairs prepared by the administrators estimated that the deficiency as regards creditors, as at 20 December 1988, was nil.

23. CONSENTS

23.1 Schroder Salomon Smith Barney and Deutsche Bank have given and have not withdrawn their written consents to the issue of this document with the inclusion herein of the references to their names in the form and context in which they appear.

23.2 Deloitte & Touche has given and has not withdrawn its written consent to the inclusion of its reports in Part 6 and its report on the pro forma financial information in Part 7, in the form and context in which they are included, and has authorised the contents of such Parts of this document for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001. Deloitte & Touche is a firm of chartered accountants and registered auditors and is independent of the Company.

24. GENERAL

24.1 The total costs (exclusive of any value added tax) payable by the Company in connection with the Global Offer are estimated to amount to between approximately £30 million and £32 million (including underwriting, selling and management commissions payable to the Managers of an aggregate of between 3% and 3.75%, out of which Intermediaries will receive commissions of 1.1% from the Managers.

24.2 There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

24.3 The Offer Price of 225p per Share represents a premium of 215p over the nominal value of 10p per Share.

24.4 No temporary documents of title will be issued with respect to the Shares.

25. MANAGERS TO THE GLOBAL OFFER

The Managers to the Global Offer are Salomon Brothers U.K. Equity Limited (Global Co-ordinator and Joint Bookrunner) of 33 Canada Square, Canary Wharf, London E14 5LB, Deutsche Bank (Joint Bookrunner) of Winchester House, One Great Winchester Street, London EC2 2DB, ABN AMRO Rothschild of 250 Bishopsgate, London EC2M 4AA and Cazenove & Co. Ltd. of 12 Tokenhouse Yard, London EC2R 7AN.

26. DOCUMENTS FOR INSPECTION

Copies of the following documents may be inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS during usual business hours on any day (Saturdays, Sundays and public holidays excepted) until 1 July 2002:

(a) the existing memorandum and articles of association of the Company, the memorandum and articles of association of the Company to be adopted with effect from Admission and the memorandum and articles of association of the Company to be adopted with effect from the redemption of the preference shares and deferred shares in the capital of the Company;

(b) the audited consolidated accounts of the Group for the three financial years ended 1 January 2002 and the audited balance sheet of the Company as at 2 April 2002;

(c) the Accountants' Reports of Deloitte & Touche reproduced in Part 6 and the statement of adjustments relating thereto;

(d) the pro forma financial information, together with the report of Deloitte & Touche, reproduced in Part 7;

(e) the Trust Deed of the William Hill Employee Benefit Trust referred to in paragraphs 4(c) and 4(d) of this Part 9;

(f) the rules of the Executive Director Incentive Plan, the Share Option Plan and the long-term Incentive Plan referred to in paragraph 4 of this Part 9;

(g) the rules of the Long-term Incentive Plan referred to in paragraph 4 of this Part 9;

(h) the Executive Directors' service agreements and letters regarding bonuses, and the Non-Executive Directors' letters of appointment referred to in paragraph 6 of this Part 9;

(i) the material contracts referred to in paragraph 13 of this Part 9;

(j) the written consents referred to in paragraph 23 of this Part 9;

(k) the Budd Report and the March 2002 Government Paper;

(l) the price range prospectus dated 29 May 2002; and

(m) the supplementary prospectus dated 17 June 2002.

17 June 2002

Part 10 – Definitions and Glossary

DEFINITIONS

Act	the UK Companies Act 1985 (as amended)
Admission	admission of the Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange becoming effective
BAGS	Bookmakers' Afternoon Greyhound Services Limited, a non profit making company set up by various bookmakers, including William Hill
Bank Facilities	the Term Loan Facility and the Revolving Facility to be repaid shortly after Admission
Betting Act	the UK Betting, Gaming and Lotteries Act 1963 (as amended)
Brent Walker	The Brent Walker Group PLC
Camec	Camec Limited, formerly Mecca Bookmakers Limited
Cinven	Cinven Limited
Company	William Hill PLC
Credit Agreement	the credit agreement between Will Hill Limited, WHO, Bankers Trust International PLC, Bankers Trust Company and Bankers Trustee Company Limited, as amended, described in paragraph 13(e) of Part 9 and to be repaid shortly after Admission
CREST	the system for the paperless settlement of trades in listed securities, of which CrestCo. Limited is the operator
CULS	the convertible unsecured redeemable loan stock issued by Will Hill Limited to The Grand Bookmaking Holdings Limited which were waived and repaid during the course of 1999
CVC	CVC Capital Partners Europe Limited
Deep Discount Bonds	the Unsecured Loan Notes 2009 of William Hill Investments Limited held by the Institutional Shareholders and to be repaid shortly after Admission
Deutsche Bank	Deutsche Bank AG London
EBT	the William Hill Employee Benefit Trust, as defined below
Directors or Board	the directors of the Company
Employee Application Form	form for use by eligible employees of the Group applying for Shares under the Employee Offer
Employee Offer	the priority offer being made to eligible employees of the Group more fully described in Part 8, the terms and conditions governing which are set out in the Employee Application Form and accompanying documents
Exchange Act	the United States Securities Exchange Act of 1934 (as amended)
Executive Directors	David Harding and Tom Singer
Existing Shares	the ordinary shares in the capital of the Company that will be in issue immediately prior to Admission
Global Offer or the Offer	the Institutional Offer, the Intermediaries Offer and the Employee Offer
Indenture	the indenture between William Hill Finance, Will Hill Limited and The Bank of New York dated 14 May 1998 described in paragraph 13(g) of Part 9
Institutional Offer	the bookbuilt offer of Shares to institutional investors described in Part 8, the terms and conditions governing which are set out in Part 8

Institutional Shareholders	certain funds managed by, and co-investors with, Cinven or CVC including the non-Executive directors related to them that currently hold 88.8% of the Company's issued share capital
Intercreditor Deed	the intercreditor deed between Will Hill Limited, William Hill Finance, The Grand Bookmaking Holdings Limited, Nomura International plc, Bankers Trust Company and Bankers Trustee Company Limited described in paragraph 13(f) of Part 9
Intermediaries	member firms of the London Stock Exchange and other securities houses, regulated by the FSA
Intermediaries Application Form	the form for use by Intermediaries applying for Shares under the Intermediaries Offer
Intermediaries Offer	the offer of New Shares to Intermediaries more fully described in Part 8, the terms and conditions governing which are set out in the Intermediaries Application Form and accompanying documents
Laystall	Laystall Limited, formerly Brent Walker Bookmakers Limited
London Stock Exchange	London Stock Exchange plc
Long-term Incentive Plan	the long-term incentive plan to be operated by the Group for senior executives, as described in paragraph 4(d) of Part 9
Managers	persons underwriting the Offer named in paragraph 25 of Part 9
New Bank Facility	bank facility described in paragraph 13(d) of Part 9
New Shares	new Shares to be issued by the Company under the Global Offer
Non-Executive Directors	the Directors other than the Executive Directors
Offer Price	225p, the price at which each Share is to be issued or sold under the Global Offer
Official List	the Official List of the UK Listing Authority
Over-allotment Option	the options granted by the Institutional Shareholders pursuant to which Schroder Salomon Smith Barney may require the Institutional Shareholders to each sell additional Existing Shares at the Offer Price
Qualified Institutional Buyers or QIBs	has the meaning given by Rule 144A
Receiving Agent	Capita IRG Plc
Regulation S	Regulation S under the Securities Act
Retail Offer	the part of the Offer being made to members of the public in the UK, Jersey and the Isle of Man
Revolving Facility	the £50 million secured revolving facility provided to Will Hill Limited pursuant to the Credit Agreement which is to be repaid shortly after Admission
Rule 144A	Rule 144A under the Securities Act
Schroder Salomon Smith Barney	Salomon Brothers International Limited in its capacity as sponsor and financial adviser and Salomon Brothers U.K. Equity Limited in its capacity as global co-ordinator, joint bookrunner, stabilisation manager and a Manager. "Schroder" is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited and Salomon Brothers U.K. Equity Limited
Securities Act	the United States Securities Act of 1933 (as amended)

Selling Shareholders	the Institutional Shareholders, certain members of the management team below Board level and the Employee Benefit Trust, as set out in Part 8
Senior Subordinated Notes	the £150 million aggregate principal amount of $10^{5}/_{8}$ % senior subordinated notes due 2008 issued by William Hill Finance and guaranteed by Will Hill Limited which have been tendered for repurchase as described in paragraph 13(g) of Part 9
Share Option Plan	the sharesave scheme established by the Company for employees of the Group as described in paragraph 4(c) of Part 9
Shares	ordinary shares of 10p each in the capital of the Company
SIS	Satellite Information Services (Holdings) Limited or its subsidiary Satellite Information Services Limited, as the context requires
Subsidiary	has the meaning given in section 736 and section 736A of the Act
Term Loan Facility	the £175 million, £100 million and £75 million secured term facilities provided to Will Hill Limited pursuant to the Credit Agreement and to be repaid shortly after Admission
Tote	The Horserace Totalisator Board
UK or United Kingdom	The United Kingdom of Great Britain and Northern Ireland and its dependent territories
UK GAAP	generally accepted accounting principles in the UK
Underwriting Agreement	the underwriting agreement entered into between the Company, the Selling Shareholders, the Directors, Schroder Salomon Smith Barney and the other Managers described in Part 8
US or United States	United States of America, its territories and possessions, any state of the United States and the District of Columbia
US GAAP	generally accepted accounting principles in the US
VAT	UK Value Added Tax, currently 17.5%
WHH	William Hill Holdings Limited
WHH Group	William Hill Holdings Limited and its subsidiaries
WHIL	William Hill Index (London) Limited
WHL	Will Hill Limited
WHO	William Hill Organization Limited
WHTL	William Hill Trustee Limited
William Hill or the Group	the Company and its subsidiaries, or any of them, as the context may require
William Hill Employee Benefit Trust, the EBT or the Trust	the William Hill Holdings 2001 Employee Benefit Trust, an employee share ownership trust established by the Company, as described in paragraphs 4(c) and 4(d) of Part 9
William Hill Finance	William Hill Finance plc, the issuer of the Senior Subordinated Notes

Glossary:

1999 financial year	52 weeks ended 28 December 1999
2000 financial year	52 weeks ended 26 December 2000
2001 financial year	53 weeks ended 1 January 2002
2002 financial year	52 weeks ended 31 December 2002
active customers	customers who have placed a bet with William Hill within the relevant financial year
amusement with prize machines or AWPs	electronic slot machines into which customers insert coins to play games of chance; current UK regulations allow up to two AWPs in each LBO, each of which can pay cash prizes of up to £25
betting duty	a duty charged by the UK Government, until October 2001, on off-course turnover payable by bookmakers pursuant to the Duties Act. Since October 2001, betting duty is based on bookmakers' gross win (see GPT below)
BHB	British Horseracing Board
Budd Report	the report published in July 2001 as a result of an independent review commissioned by the UK Government to examine controls on gambling in Great Britain and chaired by Sir Alan Budd
deduction	amount either paid by the customer at the time of placing a bet or deducted from customer winnings used by bookmakers to cover payments of duty and levy. This payment or deduction was at a rate of 9% (6.75% of which was payable to the UK Government) on bets placed in the UK until the introduction of GPT on 6 October 2001
dog racing levy	a voluntary levy, currently 0.4% of the Group's off course UK turnover relating to greyhound racing, for the purpose of supporting greyhound racing in the UK
Duties Act	the UK Betting and Gaming Duties Act 1981 (as amended)
EPOS	electronic point of sale
fixed odds bet	a bet in which the odds are fixed either (i) in respect of horseracing, through the starting price mechanism or (ii) with respect to other bets, by the bookmaker and which are not influenced by the number of customers placing bets
gaming machines	electronic machines into which customers insert coins to play games of chance; the March 2002 Government Paper differentiated these machines into four categories ranging from Category D with a maximum stake of 10p and maximum prize of £5 to Category A with unlimited stakes and prizes
gross profit tax or GPT	a duty charged by the UK Government of 15% of a bookmaker's gross win, introduced in October 2001
gross win	total customer stakes less customer winnings
gross win percentage or GWP	gross win as a percentage of gross turnover
horse racing levy	a levy attributable to bets taken on horse racing and payable to the Horserace Betting Levy Board, primarily for purposes of augmenting the prize money available for winning horses and providing certain racecourse amenities; the horse racing levy for the year ending 31 March 2002 consisted of a levy of 1.52% on the Group's LBO horse racing turnover, a levy of 1.15% on the Group's onshore telephone betting turnover, a levy of 1.2% of the Group's onshore online Sportsbook turnover and a fixed fee of £130 per annum in

William HILL

02 JUL 11 AM 8:45

Not for release or distribution in or into the United States of America, Canada, Japan or Australia

For Immediate Release *13 May 2002*

WILLIAM HILL
INTENTION TO FLOAT

William Hill, one of the UK's leading providers of fixed-odds bookmaking services, today announces its intention, subject to market conditions, to proceed with an initial public offering (the "Share Offer") of shares and listing on the London Stock Exchange.

Full details of the structure of the Share Offer will be included in a prospectus due to be published towards the end of this month. It is intended that the Share Offer will be completed in mid-June and that shares will be sold to institutional investors in the UK and internationally. The offer will also be made available to retail investors in the United Kingdom, the Channel Islands and the Isle of Man via an intermediaries offer, and to UK-based employees. Schroder Salomon Smith Barney will act as sole global co-ordinator and sponsor of the Share Offer. Schroder Salomon Smith Barney and Deutsche Bank will act as joint bookrunners and ABN Amro and Cazenove will act as co-lead managers of the Offering.

To register for a mini-prospectus and application form, retail investors in the United Kingdom, the Channel Islands and the Isle of Man should contact their stockbroker or one of the brokers whose details are listed below.

Hargreaves Lansdown 0800 138 1410
www.hargreaveslansdown.co.uk

NatWest Stockbrokers 0870 889 3118

Alternatively, information is available on **http://shareoffer.williamhill.co.uk** or by calling 0800 032 2255.

William Hill today also announces that one of its subsidiaries intends to tender for all of its outstanding senior subordinated notes and to solicit various related consents and waivers. Full details of the terms and conditions of the tender offer will be provided in the Offer to Purchase for Cash and Solicitation of Consents to Amendments and Waivers, which will be released on launch of the tender offer.

David Harding, Chief Executive of William Hill, said:

"The flotation of William Hill is an important development at an exciting time for the company and the gambling industry as a whole. William Hill has a long established and widely recognised brand and is a market leader in all major betting channels in the UK with a growing international presence via its online business. The business has achieved long term growth in both income and profitability and since 1999 has increased operating profit at a compound annual rate of over 20 per cent.

Looking forward, I believe that William Hill is exceptionally well positioned to benefit from the positive developments affecting the gambling industry, which offer significant opportunities for further growth both organically and through consolidation."

Contacts

William Hill	
David Harding, Chief Executive	**0207 404 5959 today**
Tom Singer, Group Finance Director	**0208 918 3600, thereafter**
Schroder Salomon Smith Barney	**0207 986 4000**
Richard Wyatt	
David Wormsley	
Jan Skarbek	
Deutsche Bank	**0207 545 8000**
Michael Flood	
Tim Lloyd-Hughes	
Brunswick Group Limited	**0207 404 5959**
Locksley Ryan	

Notes to Editors

The William Hill business

William Hill, founded in 1934, is one of the UK's leading providers of fixed-odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events. The principal shareholders, Cinven and CVC, have owned William Hill for over three years and will remain shareholders in the business following the Offering.

William Hill delivers its betting products through three principal channels:

i) Betting shops

William Hill has a nationwide network of over 1,500 shops, making it the second largest operator in the UK. The estate is of a high quality, reflecting sustained investment. The scale of this network gives William Hill a competitive advantage in terms of brand recognition. In the shops, customers have access to real-time sports information, coverage and results through satellite links. Sports betting is supplemented by a range of numbers betting opportunities and slot machines.

ii) Telephone betting

William Hill believes it is the UK market leader in telephone betting, with a current market share of approximately 40%. William Hill has led innovations in telephone betting, having introduced freephone and debit card betting. Telephone betting operates from call centres in Leeds and Sheffield. William Hill has approximately 400,000 registered accounts including over 150,000 "active" customers (those who placed a bet in 2001).

iii) Online betting

William Hill believes it had the most profitable online betting operation of the major UK bookmakers in 2001. William Hill accepted its first bet on the internet in 1998 and since then its online Sportsbook and Casino have experienced significant growth in the UK and internationally. The online Sportsbook now has over 280,000 registered accounts, including almost 100,000 "active" customers, and the Casino has over 110,000 registered accounts, including over 35,000 "active" accounts*. Since launch, they have attracted customers from over 150 countries.

**Some customers have casino accounts denominated in both US dollars and pounds sterling.*

Opportunities in the Bookmaking Industry

In July 2001, the Budd Report of the Independent Gambling Review Body established by the UK government estimated that the amount wagered in the UK during 1998 was approximately £42 billion, of which gross wins totalled £7.3 billion. In the same year, betting generated approximately 20% of industry turnover and 25% of industry gross win.

In recent years, as social attitudes towards gambling have changed, there has been a reduction in the regulation of the industry resulting in significant opportunities for William Hill. William Hill has been at the forefront of influencing this change, and has a track record of profitably innovating, diversifying and growing as new betting opportunities have arisen, whilst seeking to operate to the highest standards of responsibility, integrity and compliance.

Recently, William Hill played a leading role in persuading the UK Government to introduce tax-free betting, replacing betting duty paid by customers with a gross profits tax paid by bookmakers.

William Hill believes it is exceptionally well positioned to benefit from the potential opportunities outlined in the July 2001 UK Gambling Review and the Government's March 2002 response. These include recommendations to allow a doubling in the number of slot machines permitted in each betting shop (including Jackpot machines with higher payouts), and, subject to a code of practice, to relax advertising restrictions.

Financials

The table below sets out financial data for William Hill:

	52 weeks ended 28 December 1999[3] (£ million)	52 weeks ended 26 December 2000[3] (£ million)	53 weeks ended 1 January 2002 (£ million)	13 weeks ended 27 March 2001[3] (£ million)	13 weeks ended 2 April 2002 (£ million)
Profit and loss					
Turnover	1,877.9	2,042.4	2,452.2	449.3	699.7
Gross Win	416.8	452.3	502.6	114.4	131.0
EBITDA [1]	87.5	98.6	128.5	30.1	43.0
EBIT [2]	74.4	84.6	112.0	26.0	38.7

(1) Earnings before interest, taxation, depreciation and amortisation (excluding in 1999 and for the first quarter ("Q1") 2002, exceptional items, and in 1999 impairment of goodwill in associated undertaking (SIS))

(2) Earnings before interest and taxation (excluding in 1999 and Q1 2002, exceptional items, and in 1999 impairment of goodwill in associated undertaking (SIS))

(3) Q1 2001, 2000 and 1999 figures restated for adoption of FRS17: Retirement benefits

This announcement has been issued and communicated by and is the sole responsibility of William Hill Limited (to be re-registered as a public limited company and renamed William Hill PLC) ("William Hill") and has been approved solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, ("Schroder Salomon Smith Barney"). Schroder Salomon Smith Barney and Deutsche Bank AG London ("Deutsche Bank") are acting solely for William Hill, Cinven Limited and CVC Capital Partners Limited in connection with the proposed Share Offer and no one else and will not be responsible to anyone other than William Hill, Cinven Limited and CVC Capital Partners Limited for providing protections afforded to clients of Schroder Salomon Smith Barney or Deutsche Bank nor for providing advice in relation to the proposed Share Offer.

Prices and values of, and income from, shares may go down as well as up. Any prospective purchaser of shares in the proposed Share Offer is recommended to consult an independent financial adviser. This announcement does not constitute or form part of, and should not be construed as, an offer, invitation or inducement to purchase or subscribe for any securities nor shall it or any part of it form the basis of, or be relied upon in connection with, any contract or commitment whatsoever. This announcement is not intended to form the basis of any investment decision and any decision to purchase shares to be issued or sold in connection with the proposed Share Offer should be made solely on the basis of information contained in the prospectus and any supplements thereto to be issued in connection with the proposed Share Offer. This announcement does not constitute a recommendation regarding the securities of William Hill and does not constitute, and is not to be taken as constituting, the giving of investment advice by Schroder Salomon Smith Barney or Deutsche Bank. Stabilisation/FSA.

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities proposed to be offered in William Hill have not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, US persons (within the meaning of Regulation S under the Securities Act) except pursuant to an exemption from registration. No public offering of securities is being made in the United States.

This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan.

'Schroder' is a trade mark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

Certain statements in this announcement relating to future performance, growth, expectations, plans, strategy and management's objectives are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of William Hill, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, general economic and business conditions, particularly in the United Kingdom; changes in technology; structural or regulatory changes in the gambling industry; relationships with suppliers and customers; competition; and the ability to attract personnel. These forward-looking statements speak only as of the date of this announcement.

02 JUL 11

Not for release or distribution in or into the United States of America, Canada, Japan or Australia

For Immediate Release *29 May 2002*

WILLIAM HILL

Publication of Price Range Prospectus

William Hill (the "Group"), one of the UK's leading providers of fixed-odds bookmaking services, announces that a prospectus containing an indicative price range for the proposed global offer (the "Global Offer") in connection with the Group's proposed listing on the London Stock Exchange has been published today.

Highlights of the Global Offer

- Indicative price range of 190p to 240p per share, implying, at the mid-point of the price range, a fully diluted market capitalisation of approximately £920 million and an enterprise value of approximately £1,430 million

- William Hill intends to raise approximately £340 million, in order to leave it with an appropriate capital structure for the next phase of its development and to enhance strategic flexibility

- William Hill believes that a number of recent developments in the UK gambling market could result in increased opportunities, in particular in relation to consolidation among betting shop operators. Following the Global Offer, William Hill will be able to play a leading role in the development of the UK gambling industry as opportunities arise

- William Hill believes that the Group is well placed to take advantage of opportunities arising from regulatory, fiscal and technological changes and remains confident of its prospects for sustained growth during the current financial year and beyond

- The Global Offer will provide Cinven and CVC with a partial monetisation of their investment and enhanced liquidity for the shares. Cinven and CVC will sell a variable number of existing shares, depending on demand and the Offer Price. At the mid-point of the price range it is expected that CVC and Cinven would raise approximately £109 million and will hold, in aggregate, approximately 44% of the Group, or 37% assuming full exercise of the Over-allotment option. In addition, certain non-Board employees and the Employee Benefit Trust intend to raise approximately £23 million in the Global Offer

- William Hill intends to adopt a progressive dividend policy, reflecting the long-term earnings and cashflow potential of the Group. It expects to pay an interim cash dividend for the 26 weeks ending 2 July 2002 of 2.9p per share (net) payable in December 2002 to shareholders on the register in November 2002. The Group will pay an interim dividend in December and a final dividend in June of each year, in approximate proportions of one third and two thirds respectively of the total annual dividend

- Schroder Salomon Smith Barney is acting as sole global co-ordinator and sponsor of the Global Offer. Schroder Salomon Smith Barney and Deutsche Bank are acting as joint

bookrunners and ABN AMRO Rothschild and Cazenove as co-lead managers of the Global Offer

- It is intended that Shares will be sold to institutional investors in the UK and internationally and will also be made available to retail investors in the United Kingdom, the Channel Islands and the Isle of Man via an intermediaries offer. Employees will also have the opportunity to subscribe for shares under the Global Offer

David Harding, Chief Executive of William Hill, said:

"We are delighted to be able to publish details of the William Hill share offer today, which we believe will offer new investors and our employees a unique opportunity to invest in a pure play major UK bookmaker.

We believe William Hill is exceptionally well positioned to benefit from the positive developments affecting the gambling industry, which offers significant opportunities for further growth both organically and through acquisition. Following the flotation, William Hill will have greater access to capital, allowing it to play a leading role in the development of the UK gambling industry as opportunities arise."

Expected timetable

Intermediaries offer closes	3pm on 14 June 2002
Institutional offer closes	5pm on 14 June 2002
Publication of Supplementary Prospectus, announcement of Offer Price and basis of allocation	17 June 2002
Conditional dealings in Shares commence	8am on 17 June 2002
Admission and unconditional dealings in Shares commence	8am on 20 June2002

Applying for shares in the retail offer
To receive a mini-prospectus and application form, retail investors in the United Kingdom, the Channel Islands and the Isle of Man should contact their stockbroker or one of the brokers whose details are listed below. Completed applications must be received by 14 June.

Hargreaves Lansdown www.hargreaveslansdown.co.uk	0800 138 1410
NatWest Stockbrokers	0870 889 3118

Alternatively, information is available on http://shareoffer.williamhill.co.uk or by calling 0800 032 2255.

Contacts

William Hill	
David Harding, Chief Executive	**020 7404 5959 today**
Tom Singer, Group Finance Director	**020 8918 3600**
Schroder Salomon Smith Barney	**020 7986 4000**
Richard Wyatt	
David Wormsley	
Jan Skarbek	
Deutsche Bank	**020 7545 8000**
Michael Flood	
Tim Lloyd-Hughes	
Brunswick Group Limited	**020 7404 5959**
Locksley Ryan	

Notes to Editors

The William Hill business

Founded in 1934, William Hill is one of the best known names in the UK betting industry. It is one of the leading providers of fixed-odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering AWPs in its betting shops and operating and online Casino. William Hill has a long established and widely recognised brand, with a strong reputation for quality.

The principal shareholders, Cinven and CVC, have owned William Hill for over three years and will remain shareholders in the business following the Offering.

William Hill is a market leader in all major betting channels in the UK with a growing international presence through its online business. The Group delivers its betting products through three principal channels:

i) Betting shops

William Hill has a nationwide network in the UK of 1,536 betting shops, making it the second largest operator in the UK by number. The LBO estate is of a high quality, reflecting sustained investment. Approximately 45% of the shops are located in London and the south-east of England where the average stake per bet is higher than in the rest of the estate. The scale of this network gives William Hill a significant competitive advantage in terms of brand recognition and allows central fixed costs to be spread across a large estate.
In the shops, customers have access to real-time sports information and typically a 13 television screen and audio system provides live race or match coverage and commentary, prices, runners, riders and results through satellite links. Sports betting is supplemented by a range of numbers betting opportunities and AWP machines, which are installed in virtually all of William Hill's betting shops.
In the 2001 financial year, betting shops, including AWP machines, generated £1,722 million of turnover (70% of Group turnover), £417 million of gross win (83% of Group gross win) and £93 million of operating profit.

ii) Telephone betting

William Hill believes it is the UK market leader in telephone betting, with an estimated market share of approximately 40% by turnover. William Hill has led innovations in telephone betting, having introduced freephone and offered debit card betting before any other major UK bookmaker. William Hill has 640 bet capture positions at call centres in Leeds and Sheffield. At 1 January 2002, William Hill had approximately 400,000 registered telephone betting accounts including over 150,000 "active" customers (those who placed a bet in 2001).
In the 2001 financial year, telephone betting generated some £419 million in turnover (17% of Group turnover), £48 million of gross win (10% of Group gross win) and £16 million of operating profit.

iii) Online betting

William Hill an online Sportsbook (www.williamhill.co.uk), based in the UK, and an online Casino (www.williamhillcasino.com), based in the Netherlands Antilles, which are profitable and are fast growing. William Hill accepted its first bet on the internet in 1998 and since then

its online Sportsbook and Casino have experienced significant growth in the UK and internationally, attracting customers from over 150 countries since launch. William Hill believes that it had the most profitable online betting operation of the major UK bookmakers in 2001.

At 1 January 2002, the online Sportsbook had over 280,000 registered accounts, including almost 100,000 "active" customers, and the Casino has over 110,000 registered accounts, including over 35,000 "active" accounts*.

In the 2001 financial year, online betting generated £274 million in turnover (11% of Group turnover), £35 million of gross win (7% of Group gross win) and £9 million operating profit.

**Some customers have casino accounts denominated in both US dollars and pounds sterling.*

Opportunities in the Bookmaking Industry

In July 2001, the Budd Report of the Independent Gambling Review Body established by the UK government estimated that the amount wagered in the UK during 1998 was approximately £42 billion, of which gross wins totalled £7.3 billion. In the same year, betting generated approximately 20% of industry turnover and 25% of industry gross win.

In recent years, as social attitudes towards gambling have changed, there have been regulatory changes in the UK industry and further changes are proposed, resulting in significant opportunities for bookmakers. William Hill has been at the forefront of influencing this change, and has a track record of profitability innovating, diversifying and growing as new opportunities have arisen.

Recently, William Hill played a leading role in persuading the UK Government to abolish betting duty on bookmakers' turnover, that was passed on to customers via deductions, and introduce a tax on bookmakers profits ("GPT"). This has led to deduction free betting for all customers.

The Directors believe William Hill is well positioned to benefit from the potential opportunities outlined in the July 2001 UK Gambling Review (the "Budd Report") and the March 2002 Government response. These include recommendations to allow a doubling of the number of gaming machines permitted in each betting shop (including jackpot machines with higher payouts) and, subject to a code of practice, to relax advertising restrictions. The introduction of GPT and the UK Government's acceptance of the main recommendations of the Budd Report are strong indications of the political support that the gambling industry currently enjoys in the UK.

Financial information

The table below sets out financial data for William Hill:

	52 weeks ended 28 December 1999(3) (£ million)	52 weeks ended 26 December 2000(3) (£ million)	53 weeks ended 1 January 2002 (£ million)	13 weeks ended 27 March 2001(3) (£ million)	13 weeks ended 2 April 2002 (£ million)
Profit and loss					
Turnover	1,877.9	2,042.4	2,452.2	449.3	699.7
Gross Win	416.8	452.3	502.6	114.4	131.0
EBITDA (1)	87.5	98.6	128.5	30.1	43.0
EBIT (2)	74.4	84.6	112.0	26.0	38.7

(1) Earnings before interest, taxation, depreciation and amortisation (excluding in 1999 and for the first quarter ("Q1") 2002, exceptional items, and in 1999 impairment of goodwill in associated undertaking (SIS))

(2) Earnings before interest and taxation (excluding in 1999 and Q1 2002, exceptional items, and in 1999 impairment of goodwill in associated undertaking (SIS))

(3) Q1 2001, 2000 and 1999 figures restated for adoption of FRS17: Retirement benefits

Current trading and prospects

William Hill's results for the first quarter of 2002 showed significant increases in turnover, gross win and profit in all betting channels compared to the first quarter of 2001. Profit before interest and taxation (after exceptional costs of £1 million) increased 45% to £37.7 million. The results benefited from particularly strong underlying margins due to favourable results and a high level of recycling following the introduction of deduction free betting and gross profits tax in October 2001.

Since the end of the first quarter, margins have reduced due to less favourable results but are consistent with normal short term variations. The results for the 2002 financial year, and in particular the 26 week period ending 2 July 2002, will be influenced by betting on sporting events due to take place in the coming months, most notably the football World Cup and Royal Ascot. The pattern of betting activity on these events and results may materially impact on William Hill's short term trading performance.

Overall, the outlook for the Group's trading for the full financial year remains in line with management's expectations. William Hill believes that it is well placed to take advantage of opportunities arising from regulatory, fiscal and technological changes and are confident of the Group's prospects for the current financial year and beyond.

This announcement has been issued and communicated by and is the sole responsibility of William Hill PLC ("William Hill") and has been approved solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, ("Schroder Salomon Smith Barney"). Schroder Salomon Smith Barney and Deutsche Bank AG London ("Deutsche Bank") are acting solely for William Hill, Cinven Limited and CVC Capital Partners Europe Limited in connection with the proposed Global Offer and no one else and will not be responsible to anyone other than William Hill, Cinven Limited and CVC Capital Partners Europe Limited for providing protections afforded to clients of Schroder Salomon Smith Barney or Deutsche Bank nor for providing advice in relation to the proposed Global Offer.

Prices and values of, and income from, shares may go down as well as up. Any prospective purchaser of shares in the proposed Global Offer is recommended to consult an independent financial adviser. This announcement does not constitute or form part of, and should not be construed as, an offer, invitation or inducement to purchase or subscribe for any securities nor shall it or any part of it form the basis of, or be relied upon in connection with, any contract or commitment whatsoever. This announcement is not intended to form the basis of any investment decision and any decision to purchase shares to be issued or sold in connection with the proposed Global Offer should be made solely on the basis of information contained in the prospectus and any supplements thereto to be issued in connection with the proposed Global Offer. This announcement does not constitute a recommendation regarding the securities of William Hill and does not constitute, and is not to be taken as constituting, the giving of investment advice by Schroder Salomon Smith Barney or Deutsche Bank. Stabilisation/FSA.

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities proposed to be offered in William Hill have not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, US persons (within the meaning of Regulation S under the Securities Act) except pursuant to an exemption from registration. No public offering of securities is being made in the United States.

This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan.

'Schroder' is a trade mark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

Certain statements in this announcement relating to future performance, growth, expectations, plans, strategy and management's objectives are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of William Hill, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, general economic and business conditions, particularly in the United Kingdom; changes in technology; structural or regulatory changes in the gambling industry; relationships with suppliers and customers; competition; and the ability to attract personnel. These forward-looking statements speak only as of the date of this announcement.

Not for release or distribution in or into the United States of America, Canada, Japan or Australia

For Immediate Release *17 June 2002*

WILLIAM HILL
ANNOUNCEMENT OF OFFER PRICE OF 225 PENCE PER SHARE

William Hill PLC ("William Hill"), one of the UK's leading providers of fixed-odds bookmaking services, today announces an offer price of 225 pence per ordinary share in respect of its initial public offering ("Global Offer"), which is in the upper half of the offer price range of 190p – 240p. In total, the offer was in excess of 10 times oversubscribed at the offer price.

At this price, William Hill will have a market capitalisation of approximately £949 million and an enterprise value of approximately £1,459 million.

William Hill, Cinven and CVC have decided that 283.9 million ordinary shares will be available under the Global Offer, comprising 151.1 million new ordinary shares issued by William Hill and 132.8 million existing shares to be sold by Cinven, CVC and other selling shareholders. In addition, there is an over-allotment option of 42.6 million existing shares representing 15% of the Global Offer provided by Cinven and CVC. Following the Global Offer, Cinven and CVC will hold approximately 27% of William Hill ordinary shares, or approximately 18% assuming full exercise of the over-allotment option.

Conditional dealings in William Hill shares commence today, with admission to the Official List of the UK Listing Authority and to trading on the London Stock Exchange and unconditional dealings scheduled to commence on Thursday 20 June 2002. A Supplementary Prospectus is expected to be published today in respect of the Global Offer.

Applications under the intermediaries offer, up to a maximum amount of £50,000 per applicant, and under the employee offer, which together amounted to approximately £124 million or 55 million shares, have been allocated in full. This represents a full allocation to 99.7% by number of applicants in the intermediaries offer.

David Harding, Chief Executive of William Hill, said:

"We are delighted with the response to the flotation of William Hill in what continue to be challenging stock market conditions and we are particularly pleased that the flotation has been in excess of 10 times over subscribed. We look forward to starting life as a public company and to delivering value to our shareholders.

We continue to believe William Hill is exceptionally well positioned to benefit from the positive developments affecting the gambling industry, which offer further growth both organically and through acquisition."

Expected timetable

Conditional dealings in Shares commence [1]	8am on 17 June 2002
Admission and unconditional dealings in Shares commence	8am on 20 June 2002

Note: each of the times and dates in this timetable is subject to change without further notice.

(1) If Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned

Contacts

William Hill	
David Harding, Chief Executive	**020 7404 5959 today**
Tom Singer, Group Finance Director	**020 8918 3600**
Schroder Salomon Smith Barney	**020 7986 4000**
Richard Wyatt	
David Wormsley	
Gareth Lake	
Jan Skarbek	
Deutsche Bank	**020 7545 8000**
Michael Flood	
Tim Lloyd-Hughes	
Brunswick Group Limited	**020 7404 5959**
Locksley Ryan	

Notes to Editors

Founded in 1934, William Hill is one of the best known names in the UK betting industry. It is one of the leading providers of fixed-odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering amusement with prize machines ("AWPs") in virtually all of its betting shops and operating an online Casino. William Hill has a long established and widely recognised brand, with a strong reputation for quality.

William Hill is a market leader in all major betting channels in the UK with a growing international presence through its online business. William Hill delivers its betting products through three principal channels:

i) Betting shops

William Hill has a nationwide network in the UK of 1,536 betting shops, making it the second largest operator in the UK by number. The LBO estate is of a high quality, reflecting sustained investment. Approximately 45% of the shops are located in London and the south-east of England where the average stake per bet is higher than in the rest of the estate. The scale of this network gives William Hill a significant competitive advantage in terms of brand recognition and allows central fixed costs to be spread across a large estate.
In the shops, customers have access to real-time sports information and typically a 13 television screen and audio system provides live race or match coverage and commentary, prices, runners, riders and results through satellite links. Sports betting is supplemented by a range of numbers betting opportunities and AWP machines, which are installed in virtually all of William Hill's betting shops.
In the 2001 financial year, betting shops, including AWP machines, generated £1,722 million of turnover (70% of turnover), £417 million of gross win (83% of gross win) and £93 million of operating profit.

ii) Telephone betting

William Hill believes it is the UK market leader in telephone betting, with an estimated market share of approximately 40% by turnover. William Hill has led innovations in telephone betting, having introduced freephone betting and offered debit card betting before any other major UK bookmaker. William Hill has 640 bet capture positions at call centres in Leeds and Sheffield. At 1 January 2002, William Hill had approximately 400,000 registered telephone betting accounts including over 150,000 "active" customers (those who placed a bet in 2001).
In the 2001 financial year, telephone betting generated some £419 million in turnover (17% of turnover), £48 million of gross win (10% of gross win) and £16 million of operating profit.

iii) Online betting

William Hill has an online Sportsbook (www.williamhill.co.uk), based in the UK, and an online Casino, based in the Netherlands Antilles, which are profitable and are fast growing. William Hill accepted its first bet on the internet in 1998 and since then its online Sportsbook and Casino have experienced significant growth in the UK and internationally, attracting customers from over 150 countries since launch. William Hill believes that it had the most profitable online betting operation of the major UK bookmakers in 2001.

At 1 January 2002, the online Sportsbook had over 280,000 registered accounts, including almost 100,000 "active" customers, and the Casino had over 110,000 registered accounts, including over 35,000 "active" accounts*.

In the 2001 financial year, online betting generated £274 million in turnover (11% of turnover), £35 million of gross win (7% of gross win) and £9 million operating profit.

**Some customers have casino accounts denominated in both US dollars and pounds sterling.*

This announcement has been issued and communicated by and is the sole responsibility of William Hill PLC ("William Hill") and has been approved solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, ("Schroder Salomon Smith Barney"). Schroder Salomon Smith Barney and Deutsche Bank AG London ("Deutsche Bank") are acting solely for William Hill, Cinven Limited and CVC Capital Partners Europe Limited in connection with the proposed Global Offer and no one else and will not be responsible to anyone other than William Hill, Cinven Limited and CVC Capital Partners Europe Limited for providing protections afforded to clients of Schroder Salomon Smith Barney or Deutsche Bank nor for providing advice in relation to the proposed Global Offer.

Prices and values of, and income from, shares may go down as well as up. Any prospective purchaser of shares in the proposed Global Offer is recommended to consult an independent financial adviser. This announcement does not constitute or form part of, and should not be construed as, an offer, invitation or inducement to purchase or subscribe for any securities nor shall it or any part of it form the basis of, or be relied upon in connection with, any contract or commitment whatsoever. This announcement is not intended to form the basis of any investment decision and any decision to purchase shares to be issued or sold in connection with the proposed Global Offer should be made solely on the basis of information contained in the prospectus and any supplements thereto issued in connection with the proposed Global Offer. This announcement does not constitute a recommendation regarding the securities of William Hill and does not constitute, and is not to be taken as constituting, the giving of investment advice by Schroder Salomon Smith Barney or Deutsche Bank. Stabilisation/FSA.

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities proposed to be offered in William Hill have not been and will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") and may not be offered or sold in the United States or to, or for the account or benefit of, US persons (within the meaning of Regulation S under the Securities Act) except pursuant to an exemption from registration. No public offering of securities is being made in the United States.

This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan.

'Schroder' is a trade mark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

Certain statements in this announcement relating to future performance, growth, expectations, plans, strategy and management's objectives are forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of William Hill, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, general economic and business conditions, particularly in the United Kingdom; changes in technology; structural or regulatory changes in the gambling industry; relationships with suppliers and customers; competition; and the ability to attract personnel. These forward-looking statements speak only as of the date of this announcement.

	respect of on-course turnover. Changes in the levy arrangements for the levy year ending on 31 March 2003 are explained in Part 3
index betting	in index (or spread) betting customers can place more complex bets on an individual's or team's performance in a sporting or other event
IT	information technology
LBO	licensed betting office
March 2002 Government Paper	the UK Government paper released on 26 March 2002 on its proposals for updating the laws governing gambling in Great Britain
numbers betting	a type of fixed odds wager in which customers place bets on the odds of one or more numbers being drawn from a pool of numbers
odds	the ratio of potential winnings to the stake placed by the customer; for example, if the odds are 2-1, the winnings will be £2 for every £1 staked
Sportsbook	bets accepted on sporting and other events
recycling	the concept that, with the introduction of gross profit tax, the portion of a customer's money that would have previously been used to cover the deduction which may now be bet, and potentially lost, by such customer
starting price	a price based on the odds offered by a selection of on-course bookmakers at the time a race begins; these are determined for each runner by the starting price returners of the Press Association on the basis of their observations of the prices available from the on-course bookmakers
URL	Uniform Resource Locator; the "address" or location of a web site or other internet service
warm sources	customers known to have access to information about individual events or selections

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